Form 20-F/A
period 2002-12-31
METALLICA RESOURCES INC
filed 2003-05-20
CIK 927993

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 0-26854

METALLICA RESOURCES INC.

(Exact name of Registrant as specified in its charter)

METALLICA RESOURCES INC.

(Translation of Registrant’s name into English)

Canada

(Jurisdiction of incorporation or organization)

36 Toronto Street, Suite 1000, Toronto, Ontario, Canada M5C 2C5

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class NONE	Name of each exchange on which registered NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

COMMON SHARES WITHOUT PAR VALUE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE

(Title of Class)

The number of outstanding shares of the issuer’s Common Shares, no par value, as of May 5, 2003 was 42,555,010.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [X]	Item 18 [ ]

GLOSSARY

advance royalty - The prepayment of a designated amount (the advance royalty) prior to actual mine production. The advance royalty payments may be deductible from future production royalties.

assay - an analysis to determine the presence, absence, and quantity of one or more metallic components.

assessment report - reports on work performed on a property during a prior period that is filed by companies and prospectors to keep claims in good standing.

bedding - means the layering of sediments preserved in sedimentary rocks.

breccia - rock consisting of fragments, more or less angular, in a matrix of finer-grained material or of cementing material.

brecciation - the breaking up of rock by geological forces.

buy-out - an option to the company to buy the prospector’s interest in a property for a specified sum of money or number of shares. Often a prospector’s retained interest is subject to a sizeable buy-out clause if the property goes into production.

cretaceous - a period of geological time ranging from approximately 150 to 95 million years before present.

dacite - igneous rock which is fine grained or volcanic equivalent of granodiorite and quartz diorite.

diamond drill (or core hole) - a type of rotary drill in which the cutting is done by abrasion rather than by percussion. The drill cuts a core of rock which is recovered in long cylindrical sections.

dyke - a tabular intrusion, meaning it is sheet or slab-like, and which cuts across or through the host rocks. Dykes vary from a few centimeters to many tens of meters in thickness and may extend for several kilometers.

ejido - an association of individuals who communally own and manage the rural lands surrounding their village. Thousands of Ejidos were established in Mexico in the 1920s as part of the Agrarian Reform Movement.

epigenetic - late formed.

exploration concession - a right granted by a governmental entity to explore a prescribed area for minerals for a specified period. In the case of exploration concessions granted by the Mexican Government, the grant is for a non-extendable six-year term.

exploitation concession - a right granted by a governmental entity to exploit or develop a prescribed area for a specified period. In the case of exploitation concessions granted by the Mexican Government, the grant is for a fifty-year period, which can be extended for an additional fifty years.

extractable metal - the part of the total content of a metal in a sample that can be extracted by a given chemical treatment.

fault(s) - a break, or breaks in rocks with noticeable movement or displacement of the rocks on either side of the break.

fault breccia - refers to the crushed, angular rock fragments found in a fault zone.

feasibility study - detailed engineering study to determine if a property can be mined at a profit and the best way to mine it.

feldspar - a whitish mineral with a high aluminum and sodium or calcium content, common in igneous and volcanic rocks.

floating cone evaluation - A computer-aided means of designing an open pit mine based on a given set of economic parameters which include metal price, metal recoveries, and operating costs.

folds - when forces are applied gradually to rocks over a long period of time, the rocks fold instead of breaking or faulting.

g/t - grams per tonne

heap-leaching - a process whereby gold is recovered from ore by heaping broken ore on sloping impermeable pads, repeatedly spraying the heaps with a diluted cyanide solution which dissolves the gold content in the ore, collecting the gold-laden solutions, and stripping the solution of gold.

hectare - a square of 100 meters on each side, or 2.471 acres.

igneous - means a rock formed by the cooling of molten material.

intrusion - general term for a body of igneous rock formed below the surface.

leach - the dissolution of soluble constituents from a rock or orebody by the natural or artificial action of percolating solutions.

limestone - sedimentary rock that is composed mostly of mineral calcite. Limestones are commonly grey, white, or off-white, and less commonly brownish, red or black.

manto - a mineralized horizon controlled by and/or contained within the sedimentary layering.

massive - means the rock or mineral specimen is essentially a mass without other particular characteristics.

massive deposit - a deposit that contains a very high percentage of a mineral or minerals and usually has an irregular to compact shape.

mineralization - material containing minerals of value.

mineralized deposit - a mineralized body which has been physically delineated by drilling, underground work, surface trenching and other workings or drill holes and found to contain a sufficient amount of mineralized material with an average grade sufficient to warrant further evaluation. Such deposit does not qualify as a commercially minable (or viable) ore body until technical, economic and legal factors have been sufficiently satisfied to classify the mineralized material as a reserve.

monzonite and quartz monzonite - fairly common members of the granite family defined as having certain proportions of quartz, orthoclase, and plagioclase.

net profit interest - percent of profit earned after all costs to produce and market the commodity.

i v

net smelter return (“NSR”) - a return based on the actual sale price received less the cost of refining at an off-site refinery.

NSR - net smelter return.

open pit - a surface working open to daylight, such as a quarry.

open pit mining - the process of mining an ore body from the surface in progressively deeper steps. Sufficient waste rock adjacent to the ore body is removed to maintain mining access and to maintain the stability of the resulting pit.

option agreement - an agreement with a company or another party who can exercise certain options and increase their interest in a property by making periodic payments to the optionor or by exploring, developing, or producing from the optionor’s property.

ordinary kriging - A mathematical calculation procedure for estimating the metal content of certain areas based on a data base of metal values and their location.

ore - a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

ounce (troy) - 31.103 grams.

ounces - troy ounces; in this report production figures refer to gold having a fineness of at least 995 parts per 1,000 parts; other references to ounces in this report do not refer to a specific fineness.

outlier restricted kriging - A special type of kriging which limits the influence of higher data base values.

placer - a surficial mineral deposit (e.g., a gold deposit) formed by mechanical concentration of mineral particles from weathered debris.

porphyry - a common igneous rock type that contains relatively large crystals in a fine-grained ground mass.

probable ore - term used to describe ore where the mineralization has been extensively explored and the size, shape, grade and tonnage are reasonably well known.

probable reserves - reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

proved ore - term used to describe ore where the mineralization has been thoroughly explored and sampled so that the size, shape, grade and tonnage are known accurately.

proven/probable reserves - reserves in which the difference in degree of assurance between proven and probable cannot be reliably defined.

proven reserves - reserves for which quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

v

reclamation bond - usually required when mechanized work is contemplated. Used to reclaim any workings or put right any damage, if the reclamation does not satisfy applicable regulatory requirements. The amount of the bond is set largely on the basis of the amount of surface disturbance proposed; the bond is returned, plus accumulated interest, if the clean-up is satisfactory.

reserve - the estimated quantity of ore that can be economically mined and legally extracted.

reverse circulation drill - a rotary percussion drill in which the drilling mud and cuttings return to the surface through the interior of the drill pipe.

royalty interest - generally, a percentage interest that is tied to some production unit such as tonne of concentrate or ounce of gold produced. A common form of royalty interest is based on the net smelter return.

run-of-mine - a mining method whereby ore is placed on the heap leach pads without being crushed.

sample - small amount of material that is supposed to be typical or representative of the object being sampled.

sedimentary - a rock formed from cemented or compacted sediments.

sediments - the debris resulting from the weathering and breakup of pre-existing rocks.

shale - a sedimentary rock consisting of silt or clay-sized particles cemented together.

stock - an intrusion which has an exposed surface area of less than 100 square kilometers (40 square miles).

stockworks - a large number of cross-cutting veins and veinlets.

strip ratio - the ratio of waste removed to ore processed.

tons - dry short tons (2,000 pounds).

Tonne - 1.102 tons (2,204 pounds).

tuff - a finer grained pyroclastic rock made up mostly of ashes.

variography study - A statistical evaluation of drill assay data to determine the variability of assay results by their spatial relationships.

vein - generally, a fissure in the earth containing a body of minerals.

vein deposit - a deposit that is narrow compared to its length and depth and usually occurs in fault openings or in fault or shear zones.

Whittle pit - A specific brand of computer software used for Floating Cone evaluations.

working option - an agreement to do specified exploration work or spend a specified amount of time or money on exploration, usually in several stages. It can take a number of forms; a common one involves increasing cash payments to the prospector and increased expenditures by the company at each stage. In return the company increases its interest in the subject property. Working options usually cover several stages through to production.

PART I

Forward-Looking Statements

The statements in this document that relate to future plans, events or performance are forward-looking statements. Actual results could differ materially due to a variety of factors, including the factors described under “Risk Factors” and the other risks described below. Metallica Resources Inc. (the “Company”) undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ITEM 1 Identity of Directors, Senior Management and Advisors

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 2 Offer Statistics and Expected Timetable

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 3 Key Information

A) Selected Financial Data

The following financial information has been extracted from the Company’s consolidated financial statements for the periods indicated and is expressed in U.S. dollars. The information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects — A. Results of Operations” and “ — B. Liquidity and Capital Resources,” and the consolidated financial statements of the Company filed herewith.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

		Year Ended December 31,
		(in thousands, except per share data)
	2002	2001	2000	1999	1998

Working capital	$4,403	$2,318	$2,125	$3,208	$2,285
Investment	—	—	—	—	1,555
Mineral properties and deferred exploration	12,587	11,787	14,551	23,607	24,220
Fixed assets, net	92	93	199	234	273
Total assets	17,491	14,769	17,475	27,606	31,980
Long-term note payable	—	—	25	200	450
Long-term provision for reclamation reserve	—	—	75	75	—
Deferred tax liability	—	—	—	2,386	2,386
Net assets	17,088	14,304	16,911	24,411	25,666
Share capital	43,068	38,964	37,745	37,646	36,488
Deficit	(25,980)	(24,660)	(20,834)	(13,235)	(10,822)
Interest income	65	70	153	177	288
General and administrative expenses	924	743	722	1,013	1,041
Exploration expense	247	199	214	249	517
Reclamation and property closure costs	199	51	—	—	—
Write-down of mineral properties and deferred exploration expenditures	21	2,892	6,670	21	90
Write-down of investment	—	—	143	1,303	—
Loss for the year	(1,320)	(3,826)	(7,599)	(2,413)	(1,371)
Basic and diluted loss per share	(0.04)	(0.14)	(0.28)	(0.10)	(0.06)
Dividends per share	—	—	—	—	—
Weighted average number of shares outstanding	31,295	27,291	27,016	24,685	24,347

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. Significant measurement differences that materially affect these consolidated financial statements are as follows:

•	For United States GAAP, the Company has elected to continue to account for stock options using the intrinsic value method allowed by existing accounting pronouncements effective both in Canada and in the United States. As such, there are no differences in accounting for stock options.

•	Canadian GAAP allows for the deferral of exploration expenditures. For United States GAAP, the Company expenses, as incurred, costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study has been prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) 144.

•	Under United States GAAP, available-for-sale securities are recorded at fair value and unrealized gains and losses are recorded as a separate component of shareholders’ equity. Losses are realized within earnings when the unrealized loss is considered to be a result of an other than temporary movement in the value of the investment. Under Canadian GAAP, investments in long-term marketable securities are not written down to fair value unless the impairment is considered other than temporary; however, investments in short-term marketable securities are written down to their fair value with a charge to income. At December 31, 1998, the Company’s investment in equity securities was classified as a long-term investment under Canadian GAAP and carried at its historical cost of $1,555,032 since the decline in fair value was considered by management to be temporary. Under United States GAAP the investment was recorded at its fair value of $986,241 with the unrealized loss recorded within equity. During 1999 the Company reclassified its long-term investment to a current asset and under Canadian GAAP recorded the investment at its fair value, which resulted in a write-down of $1,303,351 for the year ended December 31, 1999. An equivalent amount has been included within the loss under United States GAAP as the Company considers the reduction in the investment to be other than temporary. The investment was sold during 2000.

•	Canadian GAAP provides for write-downs on the carrying value of the Company’s mineral properties and deferred exploration expenditures on a non-discounted cash flow basis when these assets have become impaired. At December 31, 2000, due to depressed gold and silver prices the Company determined that a $6,670,194 write-down to the carrying value of the Cerro San Pedro project was required. Under United States GAAP, which requires write-downs for impairment to be on a discounted cash flow basis, the carrying value of the Cerro San Pedro project was written down to the estimated present value of the project’s future cash flows of $3,559,787, resulting in a United States GAAP write-down of $14,110,407. During the year ended December 31, 2002, the Company wrote-off $99,762 of mineral property acquisition costs on unproven mineral properties.

•	Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under United States GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to United States GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders’ equity. Details of the Company’s share of the assets, liabilities and cash flows of the MSX joint venture are set out in Note 3(a).

Had the Company followed United States GAAP, certain items in the statements of operations and deficit and balance sheets would have been reported as follows:

	Year Ended December 31,
	(in thousands, except per share data)
	2002	2001	2000	1999	1998

Mineral properties and deferred exploration expenditures	$3,689	$3,476	$4,589	$19,023	$18,944
Shareholders’ equity	8,045	5,849	6,804	19,827	21,459
Write-down of mineral properties and deferred exploration expenditures	8	927	12,071	—	—
Exploration expense	848	564	335	1,260	1,388
Loss for the year	(1,908)	(2,175)	(13,121)	(3,424)	(2,242)
Loss per share	($0.06)	($0.08)	($0.49)	($0.14)	($0.09)

Currency and Exchange Rates

All dollar amounts set forth in this report are in United States dollars, except where otherwise indicated. The following tables set forth (i) the high and low exchange rate for the Canadian dollar, expressed in U.S. dollars, for each of the six months ended December 2002 based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York; and (ii) the average exchange rate for the Canadian dollar, expressed in U.S. dollars, during each of the periods indicated based on the rates in effect on the last day of each month during such periods.

	December	November	October	September	August	July
	2002	2002	2002	2002	2002	2002

High Rate	.6448	.6440	.6407	.6433	.6442	.6603
Low Rate	.6329	.6288	.6272	.6304	.6264	.6297

	2002	2001	2000	1999	1998

Average Rate During Period	.6369	.6462	.6732	.6833	.6714

On May 5, 2003 the noon exchange rate in New York City for cable transfer in United States dollars as certified for customs purposes by the Federal Reserve Bank of New York was $0.7075 U.S. = $1.00 Canadian.

B) Capitalization and Indebtedness

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

C) Reasons for the Offer and Use of Proceeds

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

D) Risk Factors

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and involve numerous risks. A summary of significant risks is presented below:

No Current Production of Mining Properties; Possible Inability to Obtain Additional Funding. Exploration for minerals is a speculative business necessarily involving a high degree of risk. Few properties that are explored are ultimately developed into producing mines. There is no assurance that the expenditures made by the Company on its mineral properties will result in discoveries of commercial quantities of ore or that such properties will become future mines. If the Company’s exploration efforts are not successful at individual properties, the expenditures at those properties will be written off. If the Company’s programs are successful, additional funds may be required for the development of an economic ore body and to place it into commercial production. As described in “Item 4. Information on the Company — A. History and Development of the Company — Major Projects — The Cerro San Pedro Project,” the Company must raise approximately $40 million of financing to complete development the Cerro San Pedro Project and to complete its purchase of Glamis Gold Ltd.’s (“Glamis”) 50% interest in the Cerro San Pedro Project. Although the Company has sufficient cash balances to satisfy the required initial cash payments to Glamis, there is no assurance that the Company will be able to obtain sufficient debt financing, equity financing or other financing necessary to complete development of the Cerro San Pedro project, or that $40 million will be adequate to complete development of the Cerro San Pedro Project. Exploration and future development of the Company’s other properties will depend upon the Company’s ability to obtain adequate financing through the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain such financing would result in the delay or indefinite postponement of exploration and future development work on the Company’s properties, as well as the possible loss of the properties.

Regulation. Mining operations and exploration activities are subject to various federal, state, provincial and local laws and regulations governing prospecting, development, mining, production, importing and exporting of minerals; taxes; labor standards; occupational health; waste disposal; protection of the environment; mine safety; toxic substances; and other matters. In many cases, licenses and permits are required to conduct mining operations. There is no assurance that such permits will be granted. Furthermore, once a permit is granted, compliance with the permit requirements must be maintained, otherwise the permit could be revoked. The application process for such permits can take from months to years, depending upon the backlog of applications and other conditions affecting the regulatory agencies in countries where the Company conducts operations, i.e., Mexico, Brazil and Chile. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. Amendments to such legislation, as well as other laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a material adverse impact on the Company’s operations. The Company believes that it is substantially in compliance with all applicable laws and regulations affecting its activities and operations. Under certain circumstances, the Company may be required to close an operation until a particular problem is remedied or to undertake other remedial actions.

Operational and Environmental Risks; Reclamation Obligations. Mining operations generally involve a high degree of risk. Hazards such as environmental exposures, industrial accidents, labor disruptions and unusual or unexpected geological formations and other conditions may be encountered. Such risks could result in damage to or destruction of mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. The Company may become subject to liability for environmental pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. The payment of such liabilities may have a material adverse effect on the Company’s financial position. The Company does not currently carry any liability insurance relating to these types of risks.

Reclamation requirements vary depending on the location and the managing regulatory agency, but they are similar in that they aim to minimize long-term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree predisturbance landforms and vegetation. The cost of reclamation and property closure costs associated with the Company’s Mara Rosa project in Brazil has been estimated at $150,000 as of December 31, 2002. The Company is not aware of any other material reclamation obligations relating to its other projects.

Market Factors and Volatility. The marketability of mineralized material which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations in the prices of minerals sought, which are highly volatile, the proximity and capacity of natural resource markets and processing equipment, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The effect of these factors cannot be accurately predicted, but may result in the Company not receiving an adequate return on invested capital. Prices of certain minerals have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the control of the Company. Future mineral prices cannot be accurately predicted. A severe decline in the price of a mineral being produced or expected to be produced by the Company would have a material adverse effect on the Company, and could result in the suspension of mining operations by the Company.

Title to Properties. While the Company has verified title to its properties according to usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects which could be material and adverse to the Company.

International Business Risks. The Company’s present activities are in Mexico, Chile and Brazil. As with all types of international business operations, currency fluctuations, exchange controls, restrictions on foreign investment, changes to tax regimes, civil unrest or political action could impair the value of the Company’s investments.

Most of the Company’s activities are transacted in U.S. dollars. On the other hand, most of the Company’s fund raising activities are in Canadian dollars. Fluctuations in relative currency values between the Canadian dollar and the U.S. dollar may adversely affect the Company’s financial position and results of operations. The Company manages its foreign currency risk by maintaining maximum cash balances in the currency in which most of the Company’s expenditures are made, the US dollar.

The Cerro San Pedro project is located in Mexico, and the Company’s other property interests are located in Brazil and Chile. The Company’s mineral exploration and development and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes in Mexico or the other countries where the Company’s properties are located are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to, among other things, the restrictions on production, price controls, export controls, income and withholding taxes, expropriation of property, environmental legislation, land use, water use and mine safety. A deterioration in economic conditions or other factors could result in a change in government policies. Moreover, if social unrest develops in the future, this could have a material adverse effect on the Company’s activities.

Competition. Significant and increasing competition exists for the limited number of mineral acquisition opportunities available in North and South America. As a result of this competition, some of which is with large, established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire potential mineral properties on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

Estimates of Reserves, Mineral Deposits and Production Costs. Although the reserve figures included in this annual report have been carefully prepared, these amounts are estimates only and no assurance can be given that any particular level of recovery of metals from ore reserves will in fact be realized. The grade of ore ultimately mined may differ from that indicated by drilling results. There can be no assurance that metals recovered in a small scale laboratory test will be duplicated in large scale test under on-site conditions or in production-scale heap leaching. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of projects. Also, the commercial viability of mineral deposits of the kind located and believed to be located on the Cerro San Pedro project is dependent upon a number of factors, including particularly the quality, size, grade and other attributes of the deposits and the proximity to, and availability of, infrastructure necessary to develop and exploit minerals on a commercial scale.

Limited Operating History. The Company has limited operating history in the mineral exploration and development business. Investors must rely upon the ability, expertise, judgment, discretion and integrity of management of the Company.

Non-Canadian Assets; Risks of Enforcing Judgments Obtained in Canadian Courts. Virtually all of the Company’s assets are located outside of the Company’s home jurisdiction, Canada, and are held through subsidiaries incorporated under the laws of Barbados, the British Virgin Islands, Chile, Brazil, the United States and Mexico. It may be difficult or impossible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of the securities laws of the various provinces against the portion of the Company’s assets located outside of Canada.

Reliance on Management. The Company is heavily reliant on the experience and expertise of its senior officers, specifically Richard J. Hall, President and Chief Executive Officer, Fred H. Lightner, Senior Vice President and Chief Operating Officer, and Bradley J. Blacketor, Chief Financial Officer and Secretary. If any of these individuals should cease to be available to manage the affairs of the Company, its activities and operations could be adversely affected.

Conflicts of Interest. Certain directors and officers of the Company are associated with other companies which may acquire interests in mineral properties. Craig J. Nelsen, Chairman of the board of directors, is the Executive Vice President of Exploration for Gold Fields Ltd., a gold mining company. Dennis M. Marsh, a director of the Company, is the Senior Vice President of Beutel, Goodman & Company Ltd., an investment counseling firm. J. Alan Spence, a director of the Company, is President of Spence Resource Management Inc., a mineral resource consulting firm. Ian A. Shaw, a director of the Company, is an independent financial consultant to the mining industry. Oliver Lennox-King, a director of the Company, is Chairman of Southern Cross Resources Inc., a uranium mining company. Such associations may in the future give rise to conflicts of interest from time to time.

ITEM 4  Information on the Company

A) History and Development of the Company

Metallica Resources Inc. (“Metallica” or the “Company”) is a mineral exploration company with core areas of activity in Mexico and South America.

The Company was incorporated in Canada under the Business Corporations Act (Ontario) on June 23, 1977 under the name Temple Explorations Inc. On July 10, 1987, the Company reorganized and changed its name to Burgess Point Resources Inc. On January 14, 1994, the Company reorganized and changed its name to Metallica Resources Inc. Both Temple Explorations Inc. and Burgess Point Resources Inc. were in the business of oil and gas exploration. Following the change of the Company’s name to Metallica Resources Inc., the Company disposed of its oil and gas interests and has since been engaged in mineral exploration and development activities. On July 16, 2002, the Company was continued from the provincial Business Corporations Act (Ontario) to the federal Canada Business Corporations Act.

The registered office of the Company is located at 36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5. The Company’s U.S. subsidiary, Metallica Management Inc., has agreements in place to provide management services to the Company and various subsidiaries at arm’s-length rates. Metallica Management Inc.’s offices are located at 12200 East Briarwood Avenue, Suite 165, Centennial, Colorado 80112, tel. (303) 796-0229.

Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years

In the past three fiscal years, the Company has had four principal exploration projects that have required capital expenditures by the Company totaling $1.1 million (Cerro San Pedro, Mexico - $0.1 million; El Morro, Chile - $0.1 million; MIMK, Chile - $0.6 million and Mara Rosa, Brazil - $0.3 million). The majority of capital expenditures made over the past three fiscal years on the Company’s Cerro San Pedro and El Morro projects have been incurred by the Company’s joint venture partners pursuant to earn-in requirements. At December 31, 2001 the Company wrote-off its $2.9 million investment in the Mara Rosa project.

Current and Planned Capital Expenditures/Divestitures

Pursuant to an exploration agreement, Noranda Inc. is obligated to fund all exploration costs on the El Morro project through September 14, 2005 until it either makes a $10 million payment to the Company, that is due on or before September 14, 2005, or forfeits its option to earn a 70% interest in the project. The exploration agreement with Noranda provides that it must spend $10 million on exploration and development expenditures, in addition to other requirements, in order to earn a 70% interest in the El Morro project. For further information about this exploration agreement, please see “ — D. Property, Plant and Equipment — The El Morro Project, Chile.” As of December 31, 2002 Noranda had informed the Company that it had met it’s required $10 million expenditure on exploration and project development as required under the exploration agreement. Noranda continues to be obligated to maintain the El Morro project in good standing and fund all holding and exploration costs until it makes the $10 million payment to the Company or forfeits its option. Noranda has informed the Company that it intends to spend approximately $1.0 million on the El Morro project in 2003. The Company has not budgeted any significant capital expenditures for the El Morro project in 2003. In the event that Noranda elects to terminate its option to earn a 70% interest in the El Morro project, the Company will then be required to fund any future exploration costs associated with the project.

On February 12, 2003, the Company acquired its joint venture partner’s 50% interest in the Cerro San Pedro project. For further information about this exploration agreement, please see “ — D. Property, Plant and Equipment — The Cerro San Pedro Project, Mexico.” The Company now owns 100% of the Cerro San Pedro project and is responsible for 100% of future development costs. In May 2003, the Company’s initial project development budget for the Cerro San Pedro project for 2003 is $2.3 million. The project feasibility study estimates an initial capital requirement of $25 million plus $3 million for working capital. Due to this capital requirement, the Company must raise additional equity, debt and/or other financing in order to complete its development of the Cerro San Pedro project. Subject to the Company’s ability to secure such financing by the end of 2003, approximately $24 million of capital expenditures will be spent on the Cerro San Pedro project in 2004 during the project’s nine to twelve month construction period.

The Company has budged $0.3 million for exploration expenditures on its MIMK project for 2003.

Public Takeover Offers

During the current and previous fiscal year, the Company has not received any public takeover offers from third parties nor has the Company made any such takeover offers.

B) Business Overview

The Company, through its subsidiaries, is presently engaged in the business of exploring for precious and base metals in North and South America, principally Mexico and Chile. Through its subsidiaries, the Company has held interests in mineral exploration projects in Mexico, Chile and Brazil during the past three years. The Company’s mineral development and exploration activities are currently focused on the Cerro San Pedro gold/silver project in Mexico, the El Morro copper/gold project in Chile and the MIMK copper/gold project in Chile. See “ — D. Property, Plant and Equipment” for further information about these projects.

The Company is focused on acquiring quality projects that have generally undergone at least one stage of exploration, and therefore would be able to be rapidly evaluated by the Company. If acquired, these properties effectively would serve as “anchor projects” from which the Company could expand into new mineral districts either through acquisition or early-stage project generation.

The Company’s business strategy is to acquire, explore and evaluate mineral properties and either develop these properties or dispose of them when the evaluation is completed. Potential prospects are examined by the Company and/or by independent consultants. In most instances in which a decision is made to acquire a property, preliminary exploration activities are conducted directly by the Company and/or by persons specifically engaged for a particular activity. Subcontractors, under the supervision of the Company’s management, or the Company’s joint venture partners, are usually engaged to carry out the more specialized aspects of the Company’s exploration program such as drilling.

The Company does not have any properties in production and has never generated any revenue from the sale of metals. There is no assurance that any of the Company’s projects will ever achieve the production stage or generate any metal revenues.

A discussion of government regulation in Mexico relating to the Company’s most advanced stage project, the Cerro San Pedro project, is presented below:

Concessions in Mexico. In accordance with the Mexican constitution, the subsoil and minerals found therein are the inalienable property of the nation. All mining activity requires a concession from the federal government. A new mining law liberalizing the mining industry was enacted and became effective on September 25, 1992. The most important changes in this law are 1) exploration concessions will be granted for a nonextendable six-year period; 2) exploitation concessions have a 50-year term and are renewable for another 50-year term with 5 years prior notice; 3) concessions will not be granted within areas that have been incorporated into the National Mining Reserves; and 4) regulations under the former law will remain in effect if they do not conflict with the provisions of the new law and until new regulations are issued.

Environmental Regulation in Mexico. The current environmental issues Mexico faces include the scarcity of natural fresh water resources; water pollution; raw sewage and industrial effluents polluting rivers in urban areas; deforestation; widespread erosion; desertification; and air pollution.

The protection of the environment is currently a priority for the government of Mexico. Although several environmental protection laws and regulations had been issued since 1946, it was not until enactment of the General Law of Ecological Balance and Environmental Protection in 1992 that important steps were taken in this regard. The Ministry of Social Development and the Ministry of Agriculture and Water Resources are mainly responsible for the protection and preservation of the environment in Mexico. A number of permits and authorizations with regard to environmental protection are required for mining and exploration-related activities. The Ministry of Social Development’s authorization is required for all major exploration activities. Permits required for mining and plant operation include the following: water discharge permit, operating permit, water well usage permit, land use permit, explosives permit, and hazardous materials handling permit. In addition, there are regulations concerning noise, gas and dust emission, dumps, oil and fuel storage, and electrical transformers. Please see “ — D. Property, Plant and Equipment — The Cerro San Pedro Project, Mexico — Environmental” for information about environmental permitting in Mexico.

The Company’s El Morro copper/gold project and MIMK copper/gold project are located in Chile. Information about governmental regulation, including environmental regulation, in Chile is included in “ —D. Property, Plant and Equipment — The El Morro Project, Chile — Mineral Property Summary” and “ — Environmental Permitting.”

C) Organizational Structure

The Company has four direct wholly owned subsidiaries: Metallica Management Inc., a Colorado corporation; Metallica (Barbados) Inc. (“MBI”), a Barbados company; Raleigh Mining International Limited, a Canadian company; and MMM Exploraciones S.A. de C.V., a Mexican company. MBI has the following subsidiaries: Datawave Sciences Inc. (100%), a British Virgin Islands company, which in turn owns 100%

of Minera Metallica Limitada (“MML”), a company organized under the laws of Chile; De Re Holdings Inc. (100%), a British Virgin Islands company which in turn owns 100% of Metallica Brasil S.A., a company organized under the laws of Brazil; and 100% of Desarrollos Metallica C.A. (100%), a Venezuelan company. Raleigh Mining International Limited increased its ownership interest in Minera San Xavier S.A. de C.V. (“MSX”), a Mexican company from 50% to 100% on February 12, 2003. From May 2000 through February 12, 2003, Glamis Gold Ltd. held a 50% interest in MSX. Except for MML, all of these companies, whether or not denominated “corporations” in their jurisdictions of organization, are considered corporations for U.S. tax purposes. MML is considered a partnership for U.S. tax purposes but a corporation for Canadian tax purposes.

D) Property, Plant and Equipment

Mineral Reserves and Resources

The Company is federally incorporated in Canada. The mineral reserves and resources described in this Form 20-F are estimates and have been prepared in compliance with National Instrument 43-101 of the Canadian Securities Administrators. The definitions of proven and probable reserves used in National Instrument 43-101 differ from the definitions in SEC Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by National Instrument 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this Form 20-F containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The Cerro San Pedro Project, Mexico

Project Location

The Company’s most advanced stage project is the Cerro San Pedro gold and silver project, located approximately 20 km (12 miles) east-northeast of the city of San Luis Potosi. The city of San Luis Potosi is located within the state of San Luis Potosi, Mexico. The Cerro San Pedro project is owned by the Company’s indirect wholly owned subsidiary, Minera San Xavier, S.A. de C.V. (“MSX”). See Figure 1 for the project location map.

ARIZONA
NEW MEXICO
TEXAS
MEXICO
San Luis Potosi
PROJECT LOCATION
MEXICO CITY
BELIZE
GUATEMALA
Concepcion
Matehuala
Ciudad Victoria
Tula
Zacatecas
PROJECT LOCATION
SAN LUIS POTOSI
Aguascalientes
0 50 100
KILOMETERS
EL MEZQUITE
EMPIQUE ESTRADA
PALMA DE LA CRUZ
RANCHO NUEVO
SCALE IN METERS
1:25000
Run of Mine Haul Road
Cerro de San Pedro
Explosives Magazine
Office and Truck Shop
Lime Bin
LEACH PAD
Leach Ponds and Process Plant
CUESTA DE CAMPA
La Zapatilla (Relocated)
TO SAN LUIS POTOSI
EL PORTEZUELO
LA CRUZ
LOS GOMEZ
LA FLORIDA
PANALILLO
LA LIBERTAD

Figure 1: Location Map of Cerro San Pedro Project

Project History

The Cerro San Pedro district has seen many production campaigns since its discovery over four hundred years ago. There have been two major periods of mining activity punctuated by long periods of intermittent, low-level activity. There are no reliable records of production during the first period (1575 to 1660) of mining activity in the district. The second major period began in 1870 and continued through the early 1950’s. By the early 1950’s it is estimated that approximately 2.5 million ounces of gold and 40 million ounces of silver had been produced from the Cerro San Pedro district. Renewed interest in the Cerro San Pedro district began in the 1970’s with evaluations by various companies to determine the district’s potential as a large tonnage, low-grade, bulk mineable deposit.

In 1995, the Company acquired an option to purchase Cerro San Pedro project and began an exploration program to expand the work of recent exploration programs conducted by other companies. MSX completed 11,970 meters of reverse circulation drilling in 1995 and an additional 29,463 meters of core and reverse circulation drilling in 1996. This data, along with 9,794 meters of reverse circulation drilling performed by its predecessors, formed the basis for a February 1997 feasibility study prepared by Kilborn International Inc. The February 1997 feasibility study included a proven and probable reserve estimate of 77.3 million tonnes averaging 0.60 g/t gold and 24.8 g/t silver, with an overall waste to ore ratio of 1.51:1. The reserve estimate was prepared by Mine Reserve Associates, Inc. and was calculated using a gold price of $400/ounce and a silver price of $5.00/ounce.

The Company elected to seek a joint venture partner to develop the property in late 1997, and in January 1998 entered into an agreement with Cambior, Inc. to acquire a 50% interest in MSX. The agreement resulted in the issuance of additional MSX shares to Cambior such that it would own 50% of the issued and outstanding shares of MSX. Cambior’s ability to retain its 50% interest in MSX was contingent upon it spending $20 million on project development by December 31, 2000.

Cambior completed an additional 66 core drill holes totaling 7,612 meters during 1998, and during its due diligence period in late 1997. This drill hole data, along with the drill hole data used in the Kilborn feasibility study, was the basis for a revised feasibility study released by Cambior in November 1999. The Cambior feasibility study included a proven and probable reserve estimate of 63.5 million tonnes grading 0.62 g/t gold and 24.5 g/t silver, with an overall waste to ore ratio of 1.57:1. The reserve estimate was prepared by Cambior, Inc. and was calculated using a gold price of $300/ounce and a silver price of $5.50/ounce. Mine development, working capital and mine equipment costs were estimated at $68 million.

In May 2000, Cambior sold its 50% interest in the Cerro San Pedro project to Glamis Gold Ltd. In November 2000, Glamis published a revised feasibility study for the project that eliminated the three-stage crushing circuit proposed by Cambior, and instead utilized run-of-mine (“ROM”) leaching of ore. Under ROM leaching, ore is mined and transported to the leach pad without being crushed. The Glamis feasibility study included a proven and probable reserve estimate of 49.2 million tonnes grading 0.57 g/t gold and 23.0 g/t silver, with an overall waste to ore ratio of 1.45:1. The reserve estimate was prepared by Mine Reserve Associates, Inc. and was calculated using a gold price of $275/ounce and a silver price of $5.25/ounce. Mine development, working capital and mine equipment costs were estimated at $45 million. The Glamis feasibility study is discussed in further detail below.

On February 4, 2003, WLR Consulting, Inc. (“WLR”) prepared a technical report on the Cerro San Pedro project that was based on the assumptions and information included in the Glamis feasibility study with the following exceptions:

•	Proven and probable reserves were calculated using a $325/ounce gold price and a $4.62/ounce silver price.

•	The addition of certain rock types into the definition of ore, due to different prices used to calculate the reserve estimate.

•	Higher mine operating costs were used to calculate the reserves due to an anticipated change from owner mining to contract mining.

The WLR technical report included a proven and probable reserve estimate of 61.1 million tonnes grading 0.59 g/t gold and 24.0 g/t silver, with an overall waste to ore ratio of 1.21:1. The reserve estimate was prepared by William L. Rose of WLR and was calculated using a gold price of $325/ounce and a silver price of $4.62/ounce. Mr. Rose is a Qualified Person, as that term is defined in Canada National Instrument 43-101. The WLR technical report is discussed in further detail below.

On February 12, 2003, the Company purchased Glamis’ 50% interest in the Cerro San Pedro project for $18 million plus a sliding scale net smelter returns royalty when monthly average gold prices equal or exceed $325/ounce. The payment terms are as follows:

•	$2.0 million paid at closing.

•	50% of MSX working capital deficit totaling $58,000 paid to the Company.

•	$5.0 million due on or before August 12, 2003.

•	$6.0 million in cash or in the Company’s common shares due on February 12, 2004

•	$2.5 million due at commencement of commercial production.

•	$2.5 million due one year from commencement of commercial production.

Royalties are due and payable based on the following monthly average gold prices:

•	Below $325/ounce	0.0%

•	$325 to $350/ounce	0.5%

•	$350 to $375/ounce	1.0%

•	$375 to $400/ounce	1.5%

•	Over $400/ounce	2.0%

The Company intends to make the August 2003 payment with its existing cash balances. In the event that the Company should fail to make that payment when due, the Company will return the acquired 50% interest in the project to Glamis, plus an additional 1% interest in the project. The parties would also amend certain terms of the previous shareholders agreement to reflect the 51% interest that would be held by Glamis. In addition, Glamis would retain the $2.0 million payment made at closing. With respect to the February 2004 payment, the agreement provides the Company with the option to make that payment with common shares of the Company in the event it does not have sufficient cash balances.

Mineral Property Summary

The mineral rights at the Cerro San Pedro project consist of 47 mineral concessions, covering an area of 2,952 hectares or 7,294 acres. The mineral concessions comprising the Cerro San Pedro project are divided into eleven groups, as set forth below. The details of the concessions and groups comprising the Cerro San Pedro project are as follows in Table A:

TABLE A
CERRO SAN PEDRO MINERAL PROPERTY SUMMARY

Cerro San Pedro Mineral Concessions

Group	Concession Name	Concession Type	Title Number	Hectares

Group 1. 100% Minera San Xavier
1.	La Princesa	Exploitation	180298	5.5916
2.	La Princesa Poniente	Exploitation	180366	0.0076
3.	Begoñia	Exploitation	181179	10.0000
4.	Santa Ana	Exploitation	180598	8.0000
5.	Santa Ana Sur	Exploitation	180597	1.5076
6.	Los Blancos	Exploitation	181180	9.0394
7.	Gorgorron	Exploitation	180300	9.6250
8.	San Nicolas	Exploitation	180608	6.9788
9.	San Nicolas Sur	Exploitation	180610	1.4896
10.	San Nicolas Suroeste	Exploitation	180609	0.1923
11.	Los Riscos	Exploitation	182282	4.3474
12.	La Concepcion	Exploitation	182281	4.0000
			Subtotal	60.7793

Group 2. Optionor: Roberto Alcalde Garcia – Cristina 2 Group
13.	Cristina 2	Exploitation	180938	0.5537
14.	Gama	Exploitation	179256	41.6391
15.	La Canoa 3	Exploitation	184906	0.0051
16.	Omega 2	Exploitation	180958	0.1687
17.	La Canoa 2	Exploitation	180948	0.6649
18.	Cristina	Exploitation	186321	93.6228
19.	La Canoa	Exploitation	186370	3.4799
20.	Omega	Exploitation	193390	2.0576
			Subtotal	142.1918

Group 3. 100% Minera San Xavier
21.	San Salvador	Exploitation	186268	12.9399
22.	Tribilin	Exploitation	187088	18.2808
23.	La Victoria	Exploitation	185387	10.3797
24.	Gabriel	Exploitation	211849	18.0000

Cerro San Pedro Mineral Concessions

Group	Concession Name	Concession Type	Title Number	Hectares

Group 3 (continued)			Subtotal	59.6004
Group 4. 100% Minera San Xavier
25.	Barreno	Exploitation	179603	11.2359
			Subtotal	11.2359

Group 5. 100% Minera San Xavier
26.	Porvenir IV Fracc. A	Exploration	201484	51.7965
27.	Porvenir IV Fracc. B	Exploitation	216926	1.3237
28.	Porvenir V	Exploitation	218428	11.7876
			Subtotal	64.9078

Group 6. Optionor: Antonio Alvarez Ruiz-Porvenir Group
29.	Porvenir	Exploitation	214835	4.4241
30.	Porvenir I	Exploitation	183925	12.0000
31.	Porvenir II	Exploitation	186269	2.9981
32.	El Porvenir III	Exploitation	212189	11.9902
			Subtotal	31.4124

Group 7. 100% Minera San Xavier
33.	Toro de Oro	Exploitation	206548	99.5187
			Subtotal	99.5187

Group 9. 100% Minera San Xavier
34.	Pedro	Exploitation	217859	1969.5069
35.	Pedro 2	Exploitation	219079	421.4346
			Subtotal	2390.9415

Group 10. 100% Minera San Xavier
36.	La Loteria	Exploitation	184377	3.8809
37.	San Fausto	Exploitation	179722	1.5000
38.	Maria del Pilar	Exploitation	179259	0.0049
39.	El Campeon	Exploitation	179257	0.2072
			Subtotal	5.5930

Group 11. 100% Minera San Xavier
40.	Gitano 2004	Exploration	208096	64.0000
41.	La Virgen 2004	Exploration	208466	10.000
42.	Mark 2005	Exploration	210667	0.0529
43.	Aracely 2005	Exploration	210668	9.3396
44.	Davide 2006	Exploration	211606	0.0788
45.	Maria Sofia 2007	Exploration	215378	0.2470
46.	Laura Maria 2007	Exploration	215499	1.0976
47.	Tania 2007	Exploration	215896	0.6660
			Subtotal	85.4819

			Total	2,951.6627

All of the mining concessions have been acquired primarily through purchase agreements, and to a lesser extent through staking. Approximately $6 million has been spent to date to acquire the aforementioned mining concessions, and other concessions that have subsequently been dropped due to their limited strategic value.

The exploration concessions #40 through #47 are valid through various dates from October 2004 through March 2008. MSX intends to submit applications to Mexican regulatory authorities, the Director General of Mines (“DGM”), to convert the exploration concessions into exploitation concessions prior to their expiry. The only other exploration concession is the Porvenir IV Fracc. A, concession #26. The application to convert this concession to an exploitation concession was submitted on June 3, 2001. The delay in approval of the application results from disputes with DGM regarding the payment of mineral taxes on the concession. DGM recently requested proof that mineral taxes on this property had been timely paid. This information was furnished the DGM in April 2003. The Company anticipates that this matter will be resolved favorably during 2003.

All of the aforementioned exploitation concessions begin to expire in December 2036 through February 2053, subject to the timely filing of periodic reports and the timely payment of taxes. The exploitation concessions may be extended for an additional 50-year period upon five years’ notice. The Company does not anticipate that extensions to the exploitation concessions will be required. All of the exploitation and exploration concessions are held by MSX without any encumbrances except for the following:

Group 2 Concessions #13 to #20: The Group #2 concessions are subject to a revised note agreement with the optionor dated February 18, 2003 that provides for a final payment of $200,100 on December 31, 2003. The note bears interest at the rate of 1% per month, payable monthly.

Group 6 Concessions #29 to #32: The Group #6 concessions are subject to a 2.5% royalty on net smelting income, subject to maximum cumulative payments totaling $1 million. Minimum annual royalties in the amount of $50,000 are due and payable beginning April 1, 2003.

Although the Company has investigated title to its exploration and exploitation concessions at the Cerro San Pedro project, there is no guarantee that title to such concessions will not be challenged. In addition, certain environmental permitting requirements must be satisfied prior to commencing mining operations under an exploitation concession.

Surface and Water Rights Acquisition

In order to begin construction of the Cerro San Pedro mine, surface rights agreements must be in place for all land to be disturbed by, or immediately adjacent to, the proposed operation. MSX began acquiring surface rights in 1996 from titled landowners, “possessionary rights” holders, and from the three local Ejidos (Cuesta de Campa, Palma de la Cruz and Cerro San Pedro). (An Ejido is an association of individuals who communally own and manage the rural lands surrounding their village.) In the case of the Ejidos, MSX has obtained surface occupation lease agreements with all three Ejidos that own property in the Cerro San Pedro area. A total of 470 hectares are under lease agreements with annual aggregate lease payments of approximately $45,000. The leases grant MSX temporary occupancy for a period of 15 years (through January 2011), and may be extended by MSX for an additional 15 years at the Mexican peso denominated lease rate, adjusted for the percentage increase in the Mexican minimum wage from February 1997 through February 2011. The increase should approximate the rate of inflation in Mexico. The leases may be terminated by MSX at any time, but with a penalty equal to one year’s lease payment.

On August 7, 2002, a lawsuit was filed in the Mexican Agrarian Court in which a group of communal farmers claim to represent themselves as the rightful owners of the Ejido Cerro San Pedro communal farmland. Their claim states that the Ejido Cerro San Pedro lease agreement entered into with MSX in February 1997 is not valid in that the individuals who executed the agreement were not the legal representatives of Ejido Cerro San Pedro. In December 2002, the Agrarian Court ruled in favor of the individuals who signed the lease agreement with MSX, which allows these individuals to prove that they are the legal representatives of Ejido Cerro San Pedro. MSX anticipates a favorable outcome from this litigation.

The village of Cerro de San Pedro will remain open to the public when mining activities commence. MSX will involve state and municipal authorities in a joint effort to ensure that the proper safety precautions are taken to protect the public, especially during blasting operations. MSX is not required, and does not intend, to obtain control of all the property located within the safety buffer zone; however, MSX will continue to acquire property within the safety buffer zone from owners that choose to engage in private negotiations.

In May 2001, MSX relocated 20 families from the Village of La Zapatilla to a new village approximately two kilometers to the southwest of Cerro San Pedro mine site. La Zapatilla was located in the middle of the proposed leach pad site and MSX constructed the new village as specified in the agreement with the villagers. All of the required surface rights in the village of La Zapatilla have been acquired at a cost of approximately $746,000. Construction costs associated with building the new village totaled approximately $850,000.

Water rights are owned by Mexico and administered by an agency of the federal government; the Comision Nacional de Agua (“CNA”). CNA has granted water concessions to private parties throughout the defined San Luis Potosi Hydrologic Basin (“Basin”). As no new water rights are being issued in the Basin, new users of water must purchase rights from private parties. The Cerro San Pedro project is forecast to use an average of approximately 500,000 cubic meters of water per year. MSX has acquired pumping rights to 992,000 cubic meters per year; however, a lease for 100,000 cubic meters per year must be returned to the lessor in 2003.

In 2002, a lawsuit was filed against MSX alleging that water rights for 360,000 cubic meters per year were sold to MSX by individuals who did not legally own the water rights. A judge is expected to rule on the matter in 2003. In the event that the ruling, after appeals, is not in favor of MSX, MSX may be required to purchase additional water rights from private owners.

MSX’s water rights will begin to expire in October 2003 but may be extended for an additional three years upon applying for an extension. MSX has applied for extensions to all of its water rights. In the event that MSX begins mine operations within three years of the date of the extension, MSX will not be required to apply for any additional extensions through the end of the mine life. If the applications for water rights extensions are not approved, MSX will be required to purchase additional water rights from private owners.

The aggregate total of the acquired water rights will be transferred from eight existing wells scattered throughout the Basin to a well at La Zapatilla. The La Zapatilla well was constructed in July 1999 and has a total pumping capacity of approximately two million cubic meters of water per year. The La Zapatilla well is located 1.5 kilometers west of the proposed leach pad, which is where most of the Cerro San Pedro project water consumption will take place. Approximately $723,000 has been spent to date on the acquisition of water rights.

Access; Infrastructure

Access to the project area is by paved and improved gravel roads from the city of San Luis Potosi (“SLP”), a distance of approximately 20 kilometers. The city of SLP has a population of approximately one million and has an adequate airport with daily flights to Mexico City, Monterrey and other major cities.

A 115 kv power line will need to be constructed to supply the project with electricity. The power line will be 11.3 kilometers in length and will run from an existing substation to a location near the leach pad. The right of way for the new power line will follow next to an existing power line, but a separate right of way had to be negotiated with the affected landowners. Approximately 98% of the 25.35 hectares of required right of way has been acquired at a cost of $203,000. In 2002, MSX was notified by Mexican authorities that it will not be required to purchase the remaining 2% of the right-of-way. The cost to install the 115 kv power line and build the power substation is estimated at $1.9 million.

Glamis Feasibility Study (November 2001)

In May 2000, Cambior sold its 50% interest in MSX to Glamis Gold Ltd. Glamis assumed Cambior’s role as operator of the Cerro San Pedro project in charge of all project activities and technical studies for the project. Glamis also assumed Cambior’s remaining obligation on its $20 million project development funding commitment. Glamis attained the $20 million funding commitment by making a $2.0 million cash contribution to MSX in January 2001.

In November 2000 Glamis issued a revision to the Cambior feasibility study entitled “Cerro San Pedro Project Feasibility Study” (the “Glamis Feasibility Study”). The Glamis Feasibility Study provides for the elimination of the crushing plant from the process flow sheet resulting in the use of run-of-mine (“ROM”) leaching to extract gold and silver from the mined ore. Under ROM leaching, the mined ore is transported and deposited on the heap leach pads without being processed through a crushing circuit. Metal recoveries from ore processed under a ROM scenario are lower than if the ore is crushed; however, a ROM scenario will also result in lower operating and capital costs.

The following is a summary of information contained in the Glamis Feasibility Study:

Areas of study and primary sources of geologic and mining information contained in the Glamis Feasibility Study are summarized in Table B.

TABLE B

Sources of Information for Geology and Mining Sections of the Glamis Feasibility Study

Area	Services Provided	Name of Company/Consultant

Geology	Management	Minera San Xavier
	Assaying	Bondar Clegg
	Modeling, Resource Estimation	Minera San Xavier
	Deposit Geology	Mark Petersen, Consultant
	Mineralogy/Petrography	Petrographic Consultants, Intl.
	Ore Reserves/Mine Design	Glamis / Mine Reserves Associates
Independent Mining Consultants, Inc.
Mining	Model Verification	GeoSight, Inc.
Glamis / Mine Reserves Associates
	Previous Reserve Evaluations	Cambior
	Slope Stability	Brawner & Associates

Geology and Mineralization

The Cerro San Pedro district lies along the boundary between the Sierra Madre Oriental (Eastern Sierra Madre) fold belt and the Mesa Central volcanic plateau physiographic provinces. Current exploration in this historic district has resulted in the delineation of a large body of low-grade gold-silver mineralization amenable to modern bulk mining and heap leach extraction methods.

A complex deformation history, including of pre-mineral folding, thrusting, normal, reverse, and wrench faulting, accompanied by porphyry dike intrusion are considered to be the primary factors behind the localization of mineralization at Cerro San Pedro. District geology is characterized by complexly folded and faulted Cretaceous limestones that have been intruded by a large dike or plug of diorite to quartz diorite porphyry of late Cretaceous to early Tertiary age. Gold-silver mineralization occurs in association with disseminated iron oxides and sulfides hosted within the porphyry intrusive (Porphyry Oxide, Mixed and Sulfide) and its surrounding limestone host rocks (from oldest to youngest – the Begonia, Hospital, and Barreno Limestones). Porphyry Oxide-hosted mineralization is distributed in a well-developed zone of stockwork fracturing and pervasive hydrothermal alteration developed around the intersection between several systems of cross-cutting north, east, northeast, and northwest trending shear zones. These structures extend into the surrounding limestone country rocks as higher grade veins, chimneys, and mantos. A large body of Porphyry Mixed and Porphyry Sulfide-hosted Au-Ag-Zn sulfide mineralization also underlies the main zone of Au-Ag Porphyry Oxide mineralization. The bulk of the potentially economic mineralization is hosted within the porphyry diorite rock type.

Mineral Resources

The mineral resource estimate uses the results of 36 reverse circulation holes from exploration prior to MSX and 219 drill holes completed by MSX, 125 of which are reverse circulation and 94 are core holes. The deposit has been drilled overall on a 50-meter by 50-meter grid with a closer spacing in some areas. Assay intervals, typically of 2 meters in length, which had less than 30 percent recovery were not used for grade estimation. In addition, a total of 2,153 channel samples representing about 4,600 meters were collected from numerous accessible underground workings.

The geological block model for Cerro San Pedro was constructed with respect to both structural and lithological (rock type) control. The assay results from drill holes and channel samples were composited to 5-meter lengths by respecting these rock and structural domain boundaries. Cambior used standard industry practice to limit or cap the high-grade outliers and to develop indicators to reflect the boundary between low-grade mineralization and unmineralized or barren materials. Validation of the geological and assay database was done using software tools, plots on sections and plan view maps to ensure information stored in the database occurs in the correct position and conforms with the geological interpretation. Verification of assay results used in the database was also performed.

The mineral resource was evaluated using various estimation methods. The Restrictive Kriging (“RK”) method was determined to be the best at characterizing the grade distribution and was therefore used to calculate the mineral resource. The mineral resource is presented by resource classification and cut-off grades in the Table C.

The resource estimate is classified on the basis of these parameters:

•	Measured: All estimated blocks that had a minimum of two drillholes within one-half of the variogram range from the block center.

•	Indicated: All estimated blocks that had a minimum of two drillholes within the variogram range from the block center.

•	Inferred: All other estimated blocks.

Table C

Mineral Inventory By Classification

	0.20 g/t Au			0.30 g/t Au			0.40 g/t Au

Rock Type	Ktonnes	Au	Ag	Ktonnes	Au	Ag	Ktonnes	Au	Ag

Measured	154,953	0.50	17.82	114,173	0.59	20.18	79,433	0.69	23.13
Indicated	61,849	0.38	10.12	33,866	0.49	12.55	18,546	0.61	14.84
Inferred	21,584	0.37	8.20	11,649	0.48	9.07	6,917	0.57	10.18
Total	238,386	0.45	14.95	159,689	0.56	17.75	104,895	0.67	20.81

These resources do not reflect economic pit designs, but rather are limited to reporting a geologic resource.

Mineable Reserves

Floating cone input parameters for the Glamis Feasibility Study used metallurgical recoveries, processing and mining costs derived from the results of Cambior metallurgical testing and historic Glamis operating parameters. Recovery, commodity prices, and operating costs criteria were varied to test the sensitivity of the reserve to the key operating parameters. The base case commodity prices used were $275 per ounce gold and $5.25 per ounce silver.

Mintec’s MEDSYSTEM software, using a Lerch-Grossmann (LG) algorithm, was used to evaluate a ROM development alternative. In the ROM scenario, once the ore is mined in the pit it is hauled directly to the leach pad with a stop in the haul for lime addition. In the crusher scenarios, the ore is hauled to a crusher facility near the pit to be single-stage crushed to –6 inches or three-stage crushed to –3/4 inches. The crushed ore is then transported to a load-out facility at the edge of the leach pad by conveyor and trucks are used to stack the crushed ore on the leach pad. Appropriate costs and metallurgical recovery differences were applied for each operating scenario. The ROM scenario was substantially limited to two rock types for ore bearing material, Porphyry Oxide and Begonia Limestone, while the crusher scenarios considered all material above a breakeven equivalency cutoff. These two ore types are considered to have sufficient metallurgical test data to support corresponding ROM recovery estimates.

TABLE D
GLAMIS BASE CASE RUN-OF-MINE FLOATING CONE PARAMETERS

Gold (Au) Price	$275 / troy ounce
Silver (Ag) Price	$5.25 / troy ounce
Gross Receipts Royalty Charge	1.95 % of gross revenue
Maximum Leaching Au Recoveries:
Begonia Limestone	55%
Porphyry Oxide	75%
Maximum Leaching Ag Recoveries:
Begonia Limestone	25%
Porphyry Oxide	40%
Mining Cost	$0.65 / tonne of material mined
Processing Cost, including pad capital	$1.32 / tonne of ore
General & Administration Cost	$0.26 / tonne of ore
Overall Slope Angles:	45 - 55 degrees
Cutoff Grades:
Breakeven	0.34 g/t Equivalent Au (Eq Au)
Internal	0.24 g/t Equivalent Au (Eq Au)

TABLE E

CERRO SAN PEDRO ESTIMATED PROVEN & PROBABLE RESERVES

Glamis Feasibility Study (November, 2000)

$275 per ounce gold/$5.25 per ounce silver

Gold/Silver ratio: 52.4:1

	Tonnes of	Gold	Silver
	Ore	Grade	Grade	Ozs Gold	Ozs Silver	Gold Eq. Ozs
Rock Type	(000's)	(g/t)	(g/t)	(000's)	(000's)	(000's)

Barreno Limestone	284	1.40	100.6	13	920	31
Begonia Limestone	7,057	0.61	23.0	139	5,218	238
Porphyry Oxide	41,906	0.55	22.5	748	30,310	1,326
Total	49,247	0.57	23.0	900	36,448	1,595

Mine Tonnage and Grades:

The Glamis Feasibility Study assumes a total of 120.5 million tonnes of material will be mined and 49.2 million tonnes of ore will be processed at Cerro San Pedro over a mine life of 7.25 years, at an average processing rate of 22,000 tonnes per day or approximately 6.8 million tonnes per year. The grade of gold and silver is fairly stable over the life of the mine, as shown in Table F. The mined grade and process recoveries have a major influence on the overall operating cash cost per ounce of gold, silver and gold equivalent produced. In addition, the waste/ore ratio varies somewhat over the life of the mine, which also impacts the overall cash operating costs.

TABLE F
MINE PRODUCTION SCHEDULE

	Ore	Gold Grade g	Silver Grade g	Waste	Total	Strip
Project Period	ktonnes	Au/t	Ag/ t	ktonnes	ktonnes	Ratio

Pre-production	—	—	—	9,406	9,406	—
Year 1	5,845	0.650	24.65	14,512	20,357	2.5
Year 2	5,315	0.642	31.01	12,615	17,930	2.4
Year 3	6,655	0.511	29.62	12,752	19,407	1.9
Year 4	7,749	0.611	22.15	9,027	16,776	1.2
Year 5	7,540	0.488	19.59	8,630	16,170	1.1
Year 6	7,432	0.570	23.46	1,850	9,282	0.2
Year 7	7,641	0.574	16.04	2,433	10,074	0.3
Year 8	1,069	0.303	10.69	72	1,141	0.1
Total	49,246	0.57	23.02	71,297	120,543	1.4

Gold and Silver Production:

A summary of gold, silver, and gold equivalent production from the Glamis Feasibility Study by year is provided in Table G, with life-of-mine total recovered ounces of 634,060 ounces of gold and 13 million ounces of silver based on commodity prices of $275/ounce gold and $5.00/ounce silver. Gold equivalent ounces are defined as gold ounces plus, silver ounces divided by 55 (Au Eq oz = Au oz + (Ag oz/55)). Gold equivalent production ranges from a low of 47,981 to a high of 143,143 and averages 108,799 ounces. Gold production as a proportion of total gold equivalent production varies from 65 percent to 80 percent over the years and averages 73 percent over the project life.

TABLE G
SUMMARY OF ANNUAL PRECIOUS METAL PRODUCTION

				% Au Ozs of
	Au Oz	Ag Oz	Au Eq Oz	Au Eq Oz

Total Contained Ounces	899,345	36,448,197	1,506,983	60
Estimated Annual Production
Year 1	61,056	926,509	77,901	78
Year 2	77,337	1,889,095	111,684	69
Year 3	77,085	2,259,657	118,170	65
Year 4	107,368	1,967,636	143,143	75
Year 5	83,382	1,692,959	114,163	73
Year 6	95,980	1,998,662	132,319	73
Year 7	99,480	1,405.187	125,029	80
Year 8	32,373	858,464	47,981	67
Total Project Life	634,060	12,998,169	870,391	73

A general layout of the Cerro San Pedro mine facilities as proposed under the Glamis Feasibility Study is presented in Figure 3 (Figure 2 not used).

Figure 3. General Layout of the Mine and Facilities

WLR Consulting Inc. Technical Report

The following is a summary of information contained in the WLR Consulting Inc. dated February 4, 2003:

It should be noted that the detailed information from the Glamis Feasibility Study has not been revised or amended. The only revisions have been the metal prices, the addition of certain rock types into the definition of ore, and the mine operating cost estimates used to calculate the mineable reserves. The mineable reserves of the Glamis Feasibility Study were based on a $275 per ounce gold price and a $5.25 per ounce silver price. The mineable reserves have been recalculated in this technical report with revised prices of $325 per ounce gold and $4.62 per ounce silver.

Revised Economic Parameters

The following revised economic parameters were provided by the Company and were used to calculate the mineable reserve. The operating cost estimates provided by the Company were based on preliminary estimates provided by The Washington Group Inc., an international engineering and construction contractor, and assume that contract mining will be utilized at the Cerro San Pedro project.

TABLE H Revised Economic Parameters

Gold Price	$ 325 per ounce
Silver Price	$ 4.62 per ounce
Freight and Refining Cost for Gold	$ 3.00 per ounce
Freight and Refining Cost for Silver	$ 0.15 per ounce
Mining Cost - Ore	$ 0.97 per tonne
Mining Cost - Waste	$ 0.85 per tonne
General and Administrative Costs	$ 0.20 per tonne of ore

Mineable Reserves

Total mineable reserves at prices of $325/oz Au and $4.62/oz Ag are estimated at 61.1 million tonnes grading 0.59 g/t Au and 24.0 g/t Ag. Waste stripping is estimated at 74 million tonnes, resulting in a strip ratio of 1.21 tonnes of waste per tonne of ore. The total material tonnage for the designed ultimate pit is 135 million tonnes.

Table I shows the breakdown of the mineable reserves by classification. These reserve estimates include both proven and probable material, which correspond to measured and indicated resources within the designed economic (ultimate) pit limits. All inferred material was treated as waste.

TABLE I

Mineable Reserve Summary by Classification
@ $325/ounce Gold and $4.62/ounce Silver

	Ore	Au	Ag	Waste	Total
Classification	ktonnes	(g/t)	(g/t)	ktonnes	ktonnes

Proven	58,857	0.59	23.9	46,154	105,011
Probable	2,199	0.61	26.6	14,763	16,962
Inferred	—	—	—	13,071	13,071

Total	61,056	0.59	24.0	73,988	135,044

Conclusion

The results of this Technical Report illustrate that the use of a higher gold price will result in an increase in mineable reserves for the Cerro San Pedro deposit. The Glamis Feasibility Study used metal prices of $275 per ounce for gold and $5.25 per ounce of silver and reported a mineable reserve of 49.2 million tonnes grading 0.57 g/t Au and 23.0 g/t Ag, with a strip ratio of 1.46 tonnes of waste per tonne of ore. At a gold price of $325 per ounce and a silver price of $4.62 per ounce, the mineable reserves were increased to 61.1 million tonnes grading 0.59 g/t Au and 24.0 g/t Ag with a strip ratio of 1.21 tonnes of waste per tonne of ore.

Project Economics

The Company has hired The Washington Group, Inc., an international engineering and construction contractor, to generate a cost proposal to construct the mine and to generate a mine operating cost estimate for the project that assumes contract mining. The cost data from these proposals, in addition to other data currently available, will be the basis for the Company to perform financial, economic and sensitivity analysis on the project. It is anticipated that The Washington Group, Inc. cost estimates will be available to the Company in early June 2003.

Environmental

Environmental Permitting Requirements

Mexican environmental regulations addressing permitting and operation of mines have been subject to significant changes in recent years with new standards and policies continuing to be developed. The General Law on Ecological Equilibrium and Protection of the Environment (the “General Law”) requires certain types of projects, including mining operations to complete a Manifestacion de Impacto Ambiental (MIA) (Environmental Impact Statement), if the project has the potential to cause an ecological imbalance or to exceed limits and conditions in applicable environmental regulations. Although not required for any previously permitted mining project in Mexico, an expanded MIA level does exist and can, in certain situations, be mandated.

A major objective of the MIA process is to demonstrate that the project impacts will be in compliance with principal environmental regulations for prevention of water and air pollution, noise limits, hazardous waste use and transport, and in compliance with the Normas Oficiales Mexicanos (NOMs).

Environmental Permitting Status

The MIA for the development of the Cerro San Pedro project was submitted to the Secretaria de Medio Ambiente, Recursos Naturales y Pesca (SEMARNAT, Secretary of Environment and Natural Resources) in October of 1997. An MIA approval resolution was issued in March 1999 by SEMARNAT. The MIA approval order from SEMARNAT provides a chronology of the permitting events and lists the terms and conditions of the resolution. The MIA is the Mexican government equivalent of an Environmental Impact Statement in the United States and is the primary federal permit required for the approval of the proposed mine. The issuance of the MIA is a precondition for the issuance of related state and local permits necessary for mine construction.

In May 2000 MSX received the Land Use License for the Cerro San Pedro project from the State of San Luis Potosi, Mexico and in July 2000, MSX received the Construction License from the Cerro de San Pedro municipality. In August 2000, MSX received the Change of Land Use License from SEMARNAT and with this approval, MSX obtained the last significant milestone in the project permitting process for the Cerro San Pedro project. Only minor local permits will be required prior to initiating mine construction.

As a result of the change in planned mine development from a three-stage crushing circuit as contemplated under the Cambior Feasibility Study to the ROM scenario as proposed by Glamis, amendments to the previously granted MIA and the Construction License were required. After filing the modification request in early 2001, MSX received approval for the Construction License modification in October 2001 and approval for the MIA modification April 2002.

The MIA that was issued in 1999 is valid for a twelve-year period and includes eight years for project exploitation and four years for reclamation. MSX intends to apply for an extension of the MIA in 2003 to extend the MIA term to adequately cover the proposed mining and reclamation period of approximately 11 years.

Environmental Permitting Compliance

The MIA includes certain conditions that must be met prior to commencing mine construction and ongoing compliance that must be performed in order to maintain the permit in good standing. The most significant conditions that must be met prior to commencing mine construction are 1) stabilization of the Cerro de San Pedro Apostle Church (the “ CSP Church”), 2) completion of an archeological survey by a Mexican governmental agency and 3) negotiation of reclamation bonding requirements for the project.

The CSP Church is over 200 years old and is located approximately 50 meters from the proposed open pit. Numerous historical underground workings in the area have raised issues regarding the stability of the CSP Church, particularly during blasting periods at the mine. MSX submitted a proposal in early 2003 to the Mexican governmental agency responsible for historic structures and to the priest at the CSP Church, to stabilize the CSP Church and install blast-monitoring equipment. The governmental agency has approved the stabilization and monitoring proposal; however, approval is also needed from the priest at the CSP Church before the project can begin. The priest’s approval is anticipated within the next couple of months. MSX has budgeted approximately six months and $252,000 for this program.

Prior to project construction, MSX must offer to relocate seven families with homes in the immediate vicinity of the proposed mine pit limit. All of these families will be offered new homes further away from mine pit. Two homes have been built at a total cost of approximately $40,000. It is anticipated that an additional five homes may be required at a total cost of approximately $100,000. In the event that any of these families elect to remain in their current homes during mine construction and operations, MSX, in conjunction with Mexican regulatory authorities, must take measures to insure their safety. The nature of the safety measures that may be required have not yet been determined.

In January 2003, an archeological survey commenced in the area of the proposed leach pads. The objective of the survey is to catalog any artifacts of historical significance in the area. The survey is being conducted and funded by a Mexican governmental agency. The agency has twelve months to complete its work and issue a final report on its findings.

2003 Work Program

The 2003 MSX budget was revised in May 2003 to reflect total expenditures of approximately $2.5 million. This includes approximately $1.2 million for initial project construction activities such as the CSP Church stabilization program, construction of five homes for CSP residents, construction of a laboratory facility, initial project engineering and construction of an explosive storage facility.

The Company intends to finance project construction, subject to market conditions, using equity financing, debt financing and/or other financing alternatives. The Company estimates that it will require approximately $40 million to complete construction of the mine, fulfill the terms of its Cerro San Pedro purchase obligation to Glamis and to provide the Company with an adequate level of working capital. Preliminary discussions have been held with banks and other groups to determine the project’s capacity for traditional debt and other financing. Subject to market conditions, the Company intends to seek equity financing for the project in late 2003. Subject to the Company’s ability to secure adequate equity, debt and/or other financing, the Company intends to proceed with construction of the project in late 2003. The project has an estimated construction period of nine to twelve months.

The El Morro Project, Chile

Project Location

The El Morro copper-gold project comprises 23,599 hectares (ha) and is located in the Municipality of Alto del Carmen, Huasco Province, Third Region of Atacama in northern Chile. The project is about 650 km north of Santiago and some 80 km east of the city of Vallenar.

FIGURE 4: EL MORRO PROJECT LOCATION MAP

Project Ownership

The Company entered into an exploration agreement (the “Exploration Agreement’) with Noranda to conduct an exploration program on the El Morro project in September 1999. In February 2000 the agreement was amended and provides for Noranda to earn up to a 70% interest in the project by making aggregate exploration and development expenditures of $10 million over a five-year period beginning September 1999 and a payment to the Company by September 14, 2005 of $10 million. Noranda is also required to complete a bankable feasibility study for the project by September 2007. Furthermore, if requested by the Company, Noranda has the obligation to provide 70% of the Company’s 30% of the capital required to develop the project at one percentage point over Noranda’s cost of financing.

Noranda has advised the Company that as of December 31, 2002, it had incurred exploration and development costs on the project totaling approximately $10 million. Noranda continues to be obligated to maintain the property in good standing and fund all holding and exploration costs until it either it makes the $10 million payment to the Company that is due on or before September 14, 2005, or forfeits its option to earn a 70% interest in the project.

Mineral Property Summary

In Chile, mineral rights are granted by ordinary courts of justice in the form of mining concessions. Any person, whether a Chilean national or a foreigner, may apply for the granting of mining concessions subject to compliance with the requirements provided for under Chilean law. The holder of a mining concession is protected by the ownership right on such concession. The right over the concession, which is independent from the ownership right on the surface land, is transferable and may be subject to mortgage. The mining concession entitles its holder to dispose of all mineral resources contained within its boundaries.

Mining concessions are of two types:

(i)  An Exploration Concession, whereby the holder is legally entitled to explore for mineral substances in a certain area for a period of two years, at the expiration of which the concession may be extended for an additional two year period if the area covered by the concession is reduced by half and provided the applicable annual tax is paid.

(ii)  An Exploitation Concession, whereby the holder is legally entitled to exploit mineral substances contained therein for an indefinite period of time subject to payment of the annual tax.

The holder of an Exploration Concession has the exclusive right to initiate the procedure to obtain an Exploitation Concession within the boundaries and during the time period of the Exploration Concession. The holder of each type of mining concession is entitled by law to impose easements on the surface land in order to facilitate mining exploration or exploitation activities. Any compensation to be paid to the owner of the surface land for the easement is to be determined by mutual agreement or, failing such agreement, by the court. The acquisition of mineral interests in Chile is normally initiated either through the filing of an application to the courts to obtain the granting of new mining concessions or by acquiring existing mining concessions through option to purchase agreements or other means.

The legal procedure to obtain the granting of a new mining concession is regulated in detail in the Chilean Mining Code. A special characteristic of this judicial procedure is that the applicant is required to be active and to expedite the proceeding in order to comply with deadlines established in the Chilean Mining Code for the performance of certain tasks to be fulfilled in order to obtain the grant of the concession. The judge has an active role, and the proceeding may become contentious in some cases (i.e., in the event of third party opposition to the survey petition).

Of the total El Morro project area of 23,599 ha, mining concessions cover 16,549 ha at the following stage of the permit granting process:

•	Mining Exploitation Concessions:	Metallica 1,160 ha

•	Mining Exploitation Concessions:	Acquired 366.01 ha under Purchase Options

•	Mining Exploitation Concessions:	BHP 1,849 ha

•	Exploration Concessions:	13,400 ha

•	Mining Exploitation Concessions:	12,700 ha

•	Mining Exploitation Concessions:	300 ha

Some of these groups of concessions form various protection layers that overlap.

Surface rights at the El Morro project are held by the Los Huasco Altinos, a grazing and livestock cooperative. Los Huasco Altinos has granted Noranda an easement and right-of-way to conduct exploration work at the El Morro project.

2,215 Hectares at the El Morro project are controlled through five option to purchase agreements, two of which were executed by the Company and three of which were executed by Noranda. Since September 1999, all payments pursuant to the option to purchase agreements have been made by Noranda pursuant to its earn-in requirement under the Exploration Agreement. The option to purchase agreements are summarized as follows:

1) Minera Metallica Limitada and Rene Martin Jure Option to Purchase Agreement

Parties

Minera Metallica Limitada, a wholly-owned subsidiary of the Company, and Rene Martin Jure on behalf of Legal Mining Companies Cantarito Uno de la Sierra Juntas de Cantarito de la Estancia Huasco Alto and Tronquito uno de la Sierra Portezuelo de Cantarito de la Estancia Huasco Alto (“Martin”)

Properties

The concessions comprising the Cantarito and Tronquito mining properties have a combined area of approximately 305 hectares.

Term

On June 4, 1998, Metallica and Martin executed an option to purchase contract whereby Martin agreed irrevocably, to sell, assign or transfer the mining properties to Metallica.

Price

The total purchase price amounts to $1,500,000, payable in five installments, according to the following schedule:

$20,000, paid upon deed execution
$30,000, paid on June 4, 1999
$75,000, paid on June 4, 2000
$150,000, paid on June 4, 2001
$1,225,000, paid on December 28, 2001

Of the total purchase price of $1,500,000, $1,450,000 has been paid by Noranda pursuant to its earn-in requirement under the Exploration Agreement and $50,000 has been paid by Metallica.

Rene Martin Jure has retained a 2% NSR royalty on any mining that occurs on the Cantarito and Tronquito mining concessions. The Company may elect to purchase one half of the NSR royalty for $500,000 at any time through June 4, 2003.

2) Minera Metallica Limitada and BHP Chile Inc. Option to Purchase Agreement

Parties

Minera Metallica Limitada and BHP Chile Inc.

Properties

The concessions comprising the BHP Chile Inc. (“BHP”) properties have a combined area of approximately 1,849 hectares.

Term

On September 2, 1999, Metallica and BHP executed an option to purchase contract whereby BHP agreed irrevocably, to sell, assign or transfer the mining properties to Metallica. The term of the option is 4 years and will expire on September 2, 2003.

Price

The total purchase price amounts to $1,690,000, payable in five installments, according to the following schedule:

$40,000, paid upon deed execution
$150,000, paid on July 31, 2000
$500,000, paid on July 31, 2001
$500,000, paid on July 31, 2002
$500,000, payable as of July 31, 2003

As of May 2003, $1,190,000 had been paid towards the option to purchase agreement with a final payment of $500,000 due in July 2003. Of the $1,190,000 that has been paid to date, $1,150,000 has been paid by Noranda pursuant to its earn-in requirement under the Exploration Agreement and $40,000 has been paid by Metallica.

BHP Chile Inc. has retained a 2% NSR royalty on any mining that occurs on the BHP Chile mining concessions.

3) Noranda Chile S.A. and Santiago del Carmen Cayo Salinas Option to Purchase Agreement

Parties

Noranda Chile S.A. and Santiago del Carmen Cayo

Properties

Mr. Santiago del Carmen Cayo Salinas (“Santiago Cayo”) currently owns eleven shares (representing a 33 1/3% ownership interest) of Legal Mining Company, Santa Julia Uno de la Sierra Fortuna, which is the owner of the exploitation concession Santa Julia 1–3 that has a combined area of approximately 61 hectares.

Term

On October 20, 2000, Santiago Cayo and Noranda executed an option to purchase contract whereby Santiago Cayo agreed irrevocably, to sell, assign or transfer one hundred percent of the eleven shares Santiago Cayo currently holds and those it might acquire in the future in Legal Mining Company, Santa Julia Uno de la Sierra Fortuna.

Price

The total purchase price amounts to $30,000 for the shares, payable according to the following schedule:

$5,000, paid upon deed execution
$5,000, paid on October 19, 2001
$20,000, paid on October 19, 2001.

The $30,000 purchase price has been paid and the option exercised by Noranda.

Santiago Cayo will receive a “production bonus” equal to $133,333 within two years of commencement of mining on the Santa Julia concessions 1-3.

4) Noranda Chile S.A. and Luis Alberto Cayo Salinas Option to Purchase Agreement

Parties

Noranda Chile S.A. and Luis Alberto Cayo Salinas

Properties

Mr. Luis Alberto Cayo Salinas (“Luis Cayo”) currently owns eleven shares (representing a 33 1/3% ownership interest) in Legal Mining Company, Santa Julia Uno de la Sierra Fortuna, which is the owner of the exploitation concession Santa Julia 1-3 that has a combined area of approximately 61 hectares.

Term

On October 20, 2000, Luis Cayo and Noranda executed an option to purchase contract whereby Luis Cayo agreed irrevocably, to sell, assign or transfer the one hundred percent of the eleven shares Luis Cayo currently holds and those it might acquire in the future in Legal Mining Company, Santa Julia Uno de la Sierra Fortuna.

Price

The total purchase price offer amounts to $30,000 for the shares, payable according to the following schedule:

$5,000, paid upon deed execution
$5,000, paid on October 19, 2001
$20,000, payable as of October 20, 2002, was paid on October 19, 2001.

The $30,000 purchase price has been paid and the option exercised by Noranda.

Luis Cayo will receive a “production bonus” equal to $133,333 within two years of commencement of mining commences on the Santa Julia concessions 1-3.

5) Noranda Chile S.A. and Johnny Cayo Salinas and Others Option to Purchase Agreement

Parties

Noranda Chile S.A. and Johnny Cayo Salinas and Others

Properties

Mr. Johnny Cayo Salinas and others (“Cayo Villalba Brothers”) currently own eleven shares (representing a 33 1/3% ownership interest) in Legal Mining Company, Santa Julia Uno de la Sierra Fortuna, which is the owner of the exploitation concession Santa Julia 1-3 that has a combined area of approximately 61 hectares.

Term

On February 5, 2001, Johnny Cayo Salinas and Noranda executed an option to purchase contract whereby Johnny Cayo Salinas agreed irrevocably, to sell, assign or transfer the one hundred percent of the eleven shares Cayo Villalba Brothers currently hold and those it might acquire in the future in Legal Mining Company, Santa Julia Uno de la Sierra Fortuna.

Price

The total purchase price offer amounts to $25,000 for the shares, payable according to the following schedule:

$4,000, paid upon deed execution
$3,000, payable as of February 5, 2002
$18,000, payable as of October 20, 2002

The $25,000 purchase price has been paid and the option exercised by Noranda.

Cayo Villalba Brothers will receive a “production bonus” equal to $133,333 within two years of commencement of mining on the Santa Julia concessions 1-3.

Mineral Property Legal Issues

Ownership of nine concessions within the El Morro land package were in dispute with Compañía Minera Hornitos (“Hornitos”). The Company filed five separate lawsuits in August 2000 covering five concessions alleging that Hornitos furnished false survey records in its court filings, and landmarks or boundary stones were never constructed. All five lawsuits were ultimately resolved in favor of the Company with Hornitos’ alleged rights to the concessions being revoked in November 2001.

The Company filed four lawsuits in 2001 to annul Hornitos’ alleged ownership claims to the four disputed concessions that were not covered in the original lawsuits. During May and June 2002, the 1st Court of First Instance of Vallenar disallowed the Company’s four petitions for annulment. These judgments were appealed by the Company, and in March 2003, the Court of Appeals of Copiapó ruled in favor of the annulment lawsuits filed by the Company. Hornitos subsequently filed an appeal to the Supreme Court in Santiago. A ruling on the case is expected during 2003. The area of conflict does not affect any of the known mineralized zones at the El Morro project.

On April 2002, a number of non-authorized small miners (“pirquineros”) found their way into the Project area. They worked through the winter using a new access road constructed by a bulldozer.

Noranda’s representatives submitted a claim before the Public Ministry in order to solve this situation. In August 2002, the police visited the area, gathering information, and subsequently detained 19 pick-up trucks and minerals at a treatment plant in Copiapó. Noranda and the attorney of the miners held several meetings with the local authorities in order to obtain a solution granting Noranda’s rights. In October, an agreement between Noranda and 64 miners was executed before the local authorities, setting the following conditions:

•	Noranda would suspend the criminal process against miners who subscribed to the agreement.

•	Noranda would allow the restitution of the minerals and equipment retained by the Court

•	The miners would not go back to the project area.

•	The new access road for the pirquineros would be closed.

•	Court cases would continue against any of the miners that carry on with the illegal activities.

Claims before the Court of Vallenar were pursued against the miners who did not sign the agreement mentioned above and who were still working at the El Morro project.

In March 2003, government officials visited the illegal pirquineros’ mine workings and requested that Noranda destroy the mine area citing environmental concerns, safety and liability issues. The pirquineros’ mine area was destroyed in late March 2003.

Environmental Permitting

The National Environmental Committee (CONAMA) and Regional Environmental Committees (COREMAs) are the agencies responsible for environmental management in Chile. For a project or activity to be environmentally evaluated, it must be submitted into the Environmental Impact Evaluation System (SEIA), and the CONAMA is responsible for administrating the environmental impact evaluation procedures. Both exploration and mine development projects are included. The type of assessment required for each project can be either of the following:

•	an Environmental Impact Assessment (EIA)

•	an Environmental Impact Declaration (DIA)

In broad terms, an EIA in Chile is comparable with international guidelines for an EIA and is required if there is sufficient reason for speculating that the project may produce certain specified environmental impacts. A DIA, on the other hand, is a document that establishes, via a description of the project and its surrounding environment, that the project will comply with current norms and environmental standards. A DIA for the El

Morro project was filed in Copiapo before the CONAMA – III Region on October 5, 2001. The scope of the permit was an advanced exploration and evaluation stage by the use of drilling for a period of the next three years. A favorable Environmental Qualification Resolution (RCA) was received on December 28, 2001.

There are currently no known environmental fatal flaws at the El Morro project although an EIA has not been completed.

Geology

The El Morro district is located within a 16-kilometer wide north-south trending graben structure that was uplifted by major reverse faults. The western graben-fault could correspond to the south extension of the Domeyko fault system, the main controlling feature for the northern Chile copper porphyry belt, represented by the Collahuasi, Quebrada Blanca, El Abra, Chuquicamata, La Escondida, El Salvador and Potrerillo mines. The El Morro-La Fortuna copper-gold-molybdenum mineralization may represent the southernmost extension of the classic Chilean Oligocene porphyry copper belt, more than 300 kilometers south of the Potrerillos district.

The basement rocks within the graben are made up of Paleozoic to Permo-Triassic crystalline and volcanic rocks. The Permo-Triassic basement rocks are strongly folded to the west, along the fault contact that thrusts these volcanic rocks on top of Jurassic red beds. To the east the Permo-Triassic rocks are covered in erosional unconformity by Triassic-Jurassic rocks. The Triassic-Jurassic sediments as well as the overlying volcanic-pyroclastic Paleocene-Eocene sequence have been intensely folded, forming overturned anticlines and synclines. In the central part of the district, all the Permian to Eocene sequences are intruded by a series of granodioritic to dioritic porphyrtic stocks and dikes, possibly Oligocene in age. Miocene, dacitic ignimbrite flows cover all the rock types described above. The ignimbrites are covered by a thick sequence of Atacama Gravels, assigned to Miocene-Pliocene age.

El Morro Area

The El Morro project presently consists of two principal target areas: the El Morro area and the La Fortuna area. Based on field observations, the stratigraphy is grouped into three broad units: a Permo-Triassic basement, Jurassic (possibly Cretaceous) and Tertiary rocks. The Permo-Triassic basement rocks are composed mainly of rhyolitic crystal to lapilli tuffs and ignimbrites, with minor interstratified dacite flows. The younger Jurassic (or Cretaceous) rocks consist of a volcano-sedimentary package of interbedded dacite tuffs, sandstones, conglomerates, and volcaniclastic rocks. To the west of the project area, these units are covered with Tertiary dacitic ignimbrites and andesitic tuffs, agglomerates and flows.

At least two major, northeast trending faults are visible along the contact zone between the Jurassic and the Tertiary units.

Andesitic dikes, sills and small stocks intrude the Jurassic and Tertiary units with frequent porphyritic texture, but of pre-mineral origin. Independently from the andesites, a granodioritic porphyry of limited surface distribution was identified in outcrop and in diamond drill core. This porphyry has been described as a biotite – amphibole granodiorite. Besides the granodiorite porphyry, petrographic studies on surface and core samples have also recognized another intrusive unit in this area, a dacite porphyry (feldspar, biotite) of difficult macroscopic identification because of the fine-grained texture and high level of hydrothermal alteration of the rock.

Within the Triassic basement, local graben structures are filled with and have preserved younger stratified rocks, going from marine sequences to continental volcano sedimentary units. The El Morro area lies in one of these graben basins, at the intersection of the main NS – NE system. A sheeted vein pattern visible at the El Morro mineralized zone trends to the NW. Other intrusive bodies like andesite and porphyry dykes, follow the same pattern, with NW and NE directions.

La Fortuna Area

La Fortuna is a classic copper/gold porphyry-type deposit, the first one of this nature found in the Eocene-Oligocene Porphyry Copper Belt of northern Chile. Mineralization is related to cylindrical, multistage subvolcanic intrusions of granodioritic to dioritic composition, emplaced in a gently east dipping sequence of andesitic conglomerate, tuffs and sediments.

Multistage intrusions are present at La Fortuna, related to Oligocene sub-volcanic igneous activity, which is at the origin of all the mineralized porphyries in the district.

Exploration

BHP Minerals, Metallica and Noranda have conducted drilling programs on the El Morro project. A total of 43,796 meters consisting of 151 reverse circulation and core holes have been drilled on the project through April 2003. Since September 1999, all exploration drilling on the El Morro project has been conducted by Noranda pursuant to its earn-in requirement under the Exploration Agreement. As of December 31, 2002 Noranda had informed the Company that it had spent approximately $10 million on exploration activities at the El Morro project. A summary of drilling programs conducted on the El Morro project is presented below in Table J:

TABLE J

SUMMARY OF DRILLING PROGRAMS – EL MORRO PROJECT
EXPLORATION TARGET AREA

	La Fortuna		Cantarito		Camp

Company	DDH	RDH	DDH	RDH	DDH	RDH

	400.30	(6)		(10)
BHP 1993	(1)	1327.90		997.00
	1071.15	(7)		(4)
BHP 1994	(7)	768.00		379.00
Metallica		(4)		(4)
1999		908.00		340.00
Noranda	1159.91				199.16
2000	(4)				(1)
Noranda	9384.93				904.40
2001	(21)				(3)
Noranda	8247.65	(5)		(1)
2002	(16)	1538		394
Total (m)	20263.94	4541.90		2110.00	1103.56

[Additional columns below]

[Continued from above table, first column(s) repeated]

	El Negro		El Morro		Other	Total

Company	DDH	RDH	DDH	RDH	RDH	DDH	RDH

						400.30	(16)
BHP 1993						(1)	2324.90
		(1)				1071.15	(12)
BHP 1994		100.00				(7)	1247.00
Metallica		(2)	500.10	(7)		500.10	(17)
1999		418.00	(1)	1547.00		(1)	3213.00
Noranda			2949.32			4308.39
2000			(11)			(16)
Noranda	4971.65					15260.98
2001	(16)					(40)
Noranda	748.55	(3)		(3)	(10)	8996.20	(22)
2002	(3)	912		1094	2536	(19)	6474.00
Total (m)	5720.20	1430.00	3449.42	2641.00	2536.00	30537.12	13258.90

Legend:

     DDH - Diamond core drill hole

     RDH - Reverse circulation drill hole

     (*)- Represents number of holes drilled

An El Morro property map with general drilling locations is presented below in Figure 5::

FIGURE 5: EL MORRO PROPERTY MAP AND DRILLING AREAS

El Morro Area

During the first quarter of 1999, Metallica drilled seven wide-spaced reverse circulation holes to test the El Morro property. One hole, RDM-2, encountered mineralization averaging 0.64% Copper, 0.22 grams per tonne gold and 148 ppm Mo over a 192-meter interval from 76 meters to 268 meters. During April 1999, a 500-meter deep core hole was drilled to twin reverse circulation hole RDM-2. The copper and gold assays of the twin core hole were approximately 20% higher when compared to the reverse circulation hole.

In early 2000, Noranda completed a 4,300-meter, 16-hole drilling program on the El Morro project. On the El Morro property, Noranda drilled 11 core holes totaling 2,949 meters. Although Noranda’s drilling did not intercept the grades or widths of the Company’s discovery hole RDM-2, the drilling results did show persistent secondary copper mineralization grading in the 0.2% to 0.5% range over widths ranging from 75 to 200 meters. Noranda reported that the drilling intersected no intrusive porphyritic units, only rocks considered to be wall rocks to the porphyry system. In November 2000, Noranda began a second phase of drilling on the El Morro project, none of which took place at the El Morro area.

The objective of Noranda’s 2002 drilling program at the El Morro area was to test known mineralization and geophysical targets. In 2002 three new holes had been drilled at the El Morro area. One of these holes, RDM-9, was drilled within the northeast portion of a projected mineralized area approximately 1,000 meters in length by 400 meters in width. RDM-9 intersected a 50 meters of secondary mineralization grading 0.91% copper and 0.58 g/t gold, and 170 meters of primary mineralization grading 0.45% copper and 0.27 g/t gold.

Cantarito, El Negro, Camp and Other Target Areas

From 1993 through 2002 approximately 58 holes totaling 12,900 meters had been drilled to test target areas identified as Cantarito, El Negro, Camp and Other. Although some of these holes encountered intercepts of encouraging mineralization, additional drilling at these areas has failed confirm the continuity of significant metal values.

La Fortuna Area

At La Fortuna area, consistent but sub-economic copper and gold mineralization was encountered by BHP. During the spring of 1999, Metallica’s initiated a drilling program at La Fortuna proper that consisted of four holes totaling 594 meters and resulted in only anomalous metal values. In early 2000 Noranda drilled a total of five core holes on the La Fortuna area totaling 1,350 meters. One hole (DDHF-04) intersected a 70-meter chalcocite enriched zone grading 1.15% copper and 0.35 g/t gold. The remaining holes encountered lesser amounts of mineralization and were mineralized at depth. In November 2000 Noranda began a second round of drilling in the La Fortuna area that included 23 holes at La Fortuna totaling 10,197 meters that encountered significant continuity of metal values.

Based on the results from the 2000 and 2001 drilling programs, Noranda calculated an inferred mineral resource estimate in accordance with CIM Definitions on Mineral Resources and Mineral Reserves for the La Fortuna area of 410,000 million tonnes of grading 0.61% copper and 0.56 grams of gold per tonne, at a 0.4% copper cut-off grade.

The inferred resource estimate was diamond drill tested on approximately 200-meter centers by Noranda and was based on 10,545 meters of drilling in 25 holes. The resource, as currently defined, includes an area of approximately 600 meters by 800 meters of higher-grade mineralization that extends to a vertical depth of more than 600 meters. The resource remains open to the north, northwest and at depth.

The resource estimate study was conducted using Gemcom software under the supervision of qualified Noranda professionals. The estimate is based on a block model with a block size of 20 meters on a side. The copper and gold values were interpolated using an inverse distance algorithm. The supergene zone, also modeled in three dimensions, was interpolated separately from the primary zone.

All drill core samples were assayed by Bondar Clegg, an independent laboratory located in Coquimbo, Chile. Gannet certified standards were used to ensure assay quality. The analytical method was assay analysis for the copper and fire assay with an atomic absorption finish for the gold values. Noranda’s Drill Core Sampling and Analysis Protocols, developed through Noranda’s Six Sigma process, are employed to ensure quality assurance and quality control. ALS Chemex in Vancouver, Canada analyzed selected bulk rejects and pulps as part of the quality assurance program. The Qualified Person who supervised the design and conduct of work performed on the El Morro property is Michael Donnelly, Noranda’s General Manager Exploration-Southern Hemisphere.

The objective of Noranda’s 2002 drilling program at La Fortuna was to expand the previously identified mineralized area, which remained open to the north, northwest and at depth. Noranda drilled 21 holes totaling 9,786 meters in 2002. One hole, DDHF-39, encountered mineralizaton averaging 0.65% copper and 0.53 grams of gold per tonne over its entire 970-meter length. Based on the encouraging results from the 2002 drilling program at La Fortuna, Noranda Inc. completed an update to its 2001 inferred mineral resource estimate for the La Fortuna area as follows:

TABLE K
Noranda Inferred Mineral Resource Estimate – 2002

	0.3% Copper Cutoff			0.4% Copper Cutoff			0.5% Copper Cutoff

	Tonnes	Copper	Gold	Tonnes	Copper	Gold	Tonnes	Copper	Gold
	(000's)	(%)	(g/t)	(000's)	(%)	(g/t)	(000's)	(%)	(g/t)

Supergene	122,000	0.66	0.32	103,000	0.71	0.35	85,000	0.77	0.37
Primary	468,000	0.53	0.50	362,000	0.58	0.54	255,000	0.64	0.56
Total	590,000	0.56	0.46	465,000	0.61	0.50	340.000	0.67	0.51

The 2002 inferred mineral resource estimate is calculated down to an elevation of 3,400 meters, or 100 meters deeper than Noranda’s 2001 inferred resource estimate. One diamond drill hole, DDHF-39, continues in strong mineralization to an elevation of 3,073 meters or over 325 meters below the 2002 inferred resource estimate.

Noranda’s 2002 Inferred Mineral Resource estimate for the La Fortuna area has been determined in accordance with CIM Definitions on Mineral Resources and Mineral Reserves.

The resource estimate study was conducted using Gemcom software under the supervision of qualified Noranda professionals. The estimate is based on a block model with a block size of 20 meters on a side and a 15 meters vertical bench height. The copper and gold values were interpolated using an ordinary kriging algorithm. The primary and supergene zones were interpolated separately for copper and in combination for gold.

All drill core samples were assayed by ALS Chemex (Chile) S.A., an independent laboratory located in Coquimbo, Chile. Gannet certified standards were used to ensure assay quality. The analytical method was assay analysis for the copper and fire assay with an atomic absorption finish for the gold values. Noranda’s Drill Core Sampling and Analysis Protocols, developed through Noranda’s Six Sigma process, were employed to ensure quality assurance and quality control. Geoanalitica, another independent laboratory located in Coquimbo, Chile analyzed selected bulk rejects and pulps as part of the quality assurance program. The Qualified Persons who supervised the design and conduct of work performed on the El Morro property were John Sullivan, Director of the El Morro project and Stanley Clemmer, Senior International Geologist, both of Noranda Chile Ltda.

2003 Work Program

Although Noranda has spent the required $10 million on exploration and development at the El Morro project as required under the Exploration Agreement, Noranda is still required to maintain the project in good standing and fund all project related costs until it either pays Metallica $10 million, which is due on or before September 14, 2005, or forfeits its option to acquire a 70% interest in the project. Noranda has informed the Company that it intends to spend approximately $1 million on property option payments and exploration at the El Morro project in 2003. No drilling is planned for the El Morro project in 2003.

The MIMK Project, Chile

Project History and Exploration

In 2000 Metallica initiated the MIMK project in Chile. The purpose of the program was to identify and acquire projects similar to the El Morro project by expanding the satellite spectra information that had been gathered over the El Morro project. Thirty-four anomalous zones were identified in an area approximately 90 kilometers by 100 kilometers and located south and west of the El Morro project. These anomalies were then prioritized based on size, location, geological features and availability. Fifteen of these anomalies were ultimately acquired by staking. Further evaluation and prioritization reduced the number of properties to six.

During 2002, mapping and sampling continued on the six El Morro type anomalies. As a result of this work, one of the properties was drilled, three were abandoned resulting in a write-off of $21,000, and two were recommended for further work.

Metallica obtained encouraging results at the Los Colorados property from its detailed mapping, sampling and an induced polarization (IP) geophysical survey. The Company proceeded with approximately 1,550 meters of combined core and reverse circulation drilling in six widely spaced holes. Although the drilling did not intersect economic copper or gold mineralization, the data collected from the drill holes will assist Metallica in developing a better geological understanding of the region.

2003 Work Program

Evaluation of existing, and identification of additional, El Morro type porphyry copper-gold targets will be aggressively pursued in 2003. Based on the considerable knowledge gained from the El Morro deposit and the MIMK project, the Company intends to continue with its systematic evaluation of El Morro-type targets with the objective of advancing priority targets to the drilling stage. Approximately $250,000 has been budgeted for the MIMK exploration program for 2003. This budget does not include a provision for drilling.

The Mara Rosa Project, Brazil

The Mara Rosa gold project was acquired from a subsidiary of Western Mining Corporation in 1997 for $1.5 million. At December 31, 2001, the Company wrote-off its $2.9 million investment in the project. In 2002, the Company conducted a five-hole, 940-meter drilling program at Mara Rosa to test new targets, but did not encounter any economic mineralization. Metallica will continue with its efforts to sell or joint venture the property in 2003.

ITEM 5 Operating and Financial Review and Prospects

The following discussion and analysis of results of operations and liquidity and capital resources should be read in conjunction with the Metallica Resources Inc. (the “Company”) Consolidated Financial Statements. The Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). For a reconciliation to U.S. GAAP, see Note 13 to the

Consolidated Financial Statements. See also “Item 3. Key Information – A. Selected Financial Data,” for a discussion of significant measurement differences between U.S. and Canadian GAAP that materially affect the Company’s financial statements. All amounts stated herein are in U.S. dollars, unless otherwise noted.

Some of the disclosures included in the 2002 annual report represent “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements, opinions and perspectives involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any actual future results, performance or achievements expressed or implied by such forward-looking statements.

A) Operating Results

The Company’s current business activity focus is on the exploration and, if practicable, the development of precious and base metal deposits. All costs relating to the Company’s exploration activities, other than grass-roots exploration, which is expensed as incurred, are capitalized until such time as a decision is made to proceed with the development phase of each project. In the event the Company elects to proceed with development of a project, the capitalized exploration expenditures and subsequent development costs will be depleted on the unit of production basis as the estimated total reserves are mined. Management of the Company regularly reviews the carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent that the net book value of the property exceeds the estimated future netI assume this is correct. It is how it has been referred to in the rest of the paragraph. cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if the carrying value can be recovered. As a result of these potential write-offs and write-downs from exploration activities, the net income or loss of the Company may be volatile.

The Company has incurred losses in each of the last five fiscal years due to the lack of an operating property or other revenue generating activity. Management anticipates that net losses of the Company will continue for at least the next two years as a result of ongoing corporate general and administrative, exploration and reclamation expenses, write-downs of mineral properties and deferred exploration expenditures. With the acquisition of its joint venture partner’s 50% interest in the Cerro San Pedro project subsequent to year-end, the Company anticipates that the trend of losses may reverse if, and when, gold and silver are produced from its now 100%-owned Cerro San Pedro project in Mexico. A number of significant events, however, must occur before commercial production at the Cerro San Pedro project can commence, including, but not limited to, the fulfillment of certain conditions identified in its regulatory permits and financing of the anticipated development costs. Accordingly, there can be no assurance that commercial production from the Cerro San Pedro project will be achieved or that such mining activities will be profitable.

Since the Company does not own any interests in producing mineral properties or have any other revenue generating activities, it does not have any operating income or cash flow from operations. The Company’s only significant source of income is from interest earned on cash and cash equivalents. Interest income for the year ended December 31, 2002, was consistent with the preceding year. For the year ended December 31, 2001, interest income decreased to $0.07 million from $0.15 million for the year ended December 31, 2000. The $0.08 million decrease was primarily due to a decline in interest rates on short-term investments. Interest income for 2003 will be higher than in 2002 due to higher average invested cash balances, the result of a $9.59 million private placement that closed on March 11, 2003.

General and administrative expenses for the year ended December 31, 2002, of $0.92 million were $0.18 million more than the 2001 expenditures of $0.74 million. The increase was primarily attributable to the cost of management bonuses, including payroll burden, totaling $0.17 million in 2002 versus nil bonuses in 2001. General and administrative expenses for the year ended December 31, 2001, of $0.74 million were consistent with 2000 expenditures of $0.72 million.

Exploration expenses for the year ended December 31, 2002, were $0.25 million as compared to $0.20 million for 2001. The Company conducted a five-hole 1,000-metre drilling program to test new targets at its Mara Rosa gold project in Brazil in 2002 versus no drilling activities in 2001. The 2002 drilling program did not encounter any economic mineralization. The cost of the drilling program was approximately $0.07 million and is the primary reason for the $0.05 million increase in exploration expenses in 2002. Exploration expenses of $0.20 million for the year ended December 31, 2001 were consistent with 2000 expenditures of $0.21 million. The Company has budgeted $0.31 million for grass-roots exploration activities in 2003.

The Company incurred reclamation and property closure costs relating to its Mara Rosa project in Brazil of $0.20 million for the year ended December 31, 2002, as compared to $0.05 million for 2001. The increase of $0.15 million is primarily attributable to cost overruns and delays in the Company’s closure activities in Brazil to allow for completion of a 2002 drilling program at the Mara Rosa Project. The Company increased its estimated liability for reclamation and property closure costs on the Mara Rosa project at December 31, 2001, by $0.05 million. This resulted in a charge to operations of $0.05 million for the year ended December 31, 2001. The Company did not incur any reclamation or property closure costs in 2000.

The Company abandoned three of the six MIMK exploration properties in 2003 resulting in a write-down of mineral properties and deferred exploration expenditures totaling $0.02 million in 2002. At December 31, 2001, the Company elected to write-off the $2.89 million carrying value of its Mara Rosa project. The Company will continue its efforts to joint venture or sell the Mara Rosa project in 2003. At December 31, 2000, due to low precious metal prices, the Company wrote-down the carrying value of its Cerro San Pedro project by $6.67 million to the then estimated value of the project’s undiscounted future net cash flows of $10.86 million.

The Company sold its investment in Cambior Inc. common shares in 2000, which resulted in a loss on sale of marketable securities of $0.14 million for the year ended December 31, 2000. There were no sales of marketable securities in 2002 or 2001.

B) Liquidity and Capital Resources

The Company relies primarily on the sale of common shares, the exercise of share options and common share purchase warrants, the sale of royalty interests and joint venture arrangements to fund its exploration and project development activities. The extent to which such financing options are pursued in the future will depend upon various factors, including the successful acquisition of new properties or projects, commodity prices, results of exploration and development activities and management’s assessment of the capital markets. Any cessation of joint venture funding or significant increase in exploration or project development activities may require the Company to seek additional funding. There is no assurance that such financing will be available when needed or that it can be secured on favourable terms. Furthermore, there is no assurance that the Company will be able to obtain new properties or projects, or that they can be secured on favourable terms. For the years ended December 31, 2002, 2001 and 2000, the Company received net proceeds of $4.08 million, $1.20 million, $0.10 million, respectively, from the sale of equity securities.

At December 31, 2002, the Company had working capital of $4.40 million as compared to $2.32 million at December 31, 2001. The increase of $2.08 million is primarily attributable to a private placement financing of $4.05 million in April 2002 less expenditures on mineral properties and deferred exploration totaling $0.89 million and cash flows used in operating activities totaling $1.23 million.

On February 12, 2003, the Company purchased its joint venture partner’s 50% interest in Minera San Xavier, S.A. de C.V. (“MSX”), the owner of the Cerro San Pedro project for $18 million, adjusted for 50% of MSX’s working capital as described in Note 14 to the Consolidated Financial Statements. With this purchase, the Company now has a 100% interest in MSX. I added this in because this point was only clear to me after putting several isolated comments together.The Company paid $2 million at closing and is required to make a $5 million payment on or before August 12, 2003, and another $6 million payment in cash or shares on February 12, 2004. In addition, the Company is required to make a $2.5 million payment upon commencement of commercial production and a final payment of $2.5 million one year after commencement of commercial production.

On March 11, 2003, the Company closed a private placement for 10.1 million shares at a price of Cdn$1.50 per share for gross proceeds of Cdn$15.1 million (US$9.59 million). Each share includes a one-half common share purchase warrant. Each whole common share purchase warrant is exercisable at a price of Cdn$2.00 per share for a period of two years to March 11, 2005. Proceeds from the private placement will be used to make the $5 million Cerro San Pedro acquisition payment due on August 12, 2003 and to fund initial development activities at the project.

As of December 31, 2002, the Company had capitalized mineral property and deferred exploration expenditures totaling $12.59 million. This amount includes $10.98 million relating to Cerro San Pedro, of which $0.38 million and $0.79 million were capitalized in 2002 and 2001, respectively, for project development activities. These amounts were reduced by the Company’s 50% share of Glamis’ equity contributions to MSX of $0.06 million and $0.98 million for 2002 and 2001, respectively. The Company was not required to match Glamis’ equity contributions; therefore, the Company’s 50% share of Glamis’ equity contributions has been allocated as a reduction to mineral property and deferred exploration expenditures. Capitalized expenditures relating to the El Morro project totaled $1.04 million at December 31, 2002, and included $0.08 and $0.02 million for costs that were capitalized during the years ended December 31, 2002 and 2001, respectively. The majority of exploration expenditures relating to the El Morro project are being incurred by Noranda Inc., pursuant to its earn-in requirement as described below. The MIMK project reflected capitalized costs totaling $0.57 million at December 31, 2002, and included $0.42 and $0.07 million for costs that were capitalized during the years ended December 31, 2002 and 2001, respectively. The Mara Rosa project was written off at December 31, 2001; therefore, there were no costs capitalized on the project in 2002. In 2001, $0.28 million was capitalized on the Mara Rosa project.

Additional expenditures were made on the Company’s Cerro San Pedro and El Morro projects by its joint venture partners pursuant to earn-in requirements. Expenditures by the Company’s joint venture partners totaled approximately $4.5 million, $5.5 million and $2.7 million for the years ended December 31, 2002, 2001 and 2000, respectively. The Company’s partner on the El Morro project, Noranda Inc., is required to fund all project exploration activities until such time as it completes the requirements necessary for it to earn a 70% interest in the project. One earn-in requirement is that the joint venture partner must make a $10 million payment to the Company by September 2005. If, and when, the $10 million payment is made, the Company will be required to fund its 30% share of future exploration expenditures at the El Morro project. See Note 3(b) to the Consolidated Financial Statements for details relating to the terms of the El Morro agreement. The Company purchased its joint venture partner’s 50% interest in Cerro San Pedro on February 12, 2003. Effective this date, the Company is required to fund all exploration and development costs associated with the Cerro San Pedro project.

The Company is subject to a multitude of risks that may affect future operations which include, among others, metal prices, currency fluctuations, laws governing the repatriation of profits, foreign exchange controls, mineral property exploration and development, environmental contingencies and political and economic stability. The Company manages its foreign currency risk by maintaining maximum cash balances in the currency in which most of the Company’s expenditures are made, the U.S. dollar.

Outlook

The Company’s primary focus for 2003 will be the development of its 100% owned Cerro San Pedro project. Approximately $2.3 million has been budgeted for 2003 for initial development of the project. It is estimated that an additional $24 million will be required to complete construction of the mine, which is anticipated to begin during the fourth quarter of 2003. The Company’s goal is to raise an estimated $40 million through a combination of equity and debt financing in order to fulfill the payment terms of the purchase agreement, construct the mine and provide the Company with a sufficient level of working capital. There is no assurance that the Company will be successful in its efforts to raise these funds. In the event that the Company is unsuccessful in its financing efforts, it will defer development of the Cerro San Pedro project. This will allow the Company to meet its ongoing general and administrative, and property related expenditures for at least the next eighteen months with its present level of working capital.

Noranda Inc. is required to fund all exploration costs at the El Morro project until such time as it makes a $10 million earn-in payment to the Company, which is due no later than September 2005. Once this payment is made, the Company will be required to fund its 30% share of ongoing exploration costs, if any, associated with the project. The Company was informed by Noranda that it intends to spend approximately $1.0 million on the El Morro project in 2003. The Company estimates that it will incur exploration costs up to $0.1 million on the El Morro project in 2003.

The Company has budgeted exploration expenditures totaling $0.7 million on the MIMK and other identified exploration projects for 2003. In addition, $0.8 million has been budgeted for general and administrative expenses for 2003. These expenditure levels could materially change depending on market conditions or results achieved from the Company’s current exploration programs.

C) Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company that has not yet commenced production on any of its properties, the information required by this section is inapplicable.

D) Trend Information

The Company has incurred losses in each of the last five fiscal periods due to the lack of an operating property or other revenue generating activity. Management anticipates that net losses of the Company will continue for at least the next two years as a result of ongoing corporate general and administrative, exploration and project development costs. Management anticipates that the trend of losses may reverse if and when gold and silver is produced from the Cerro San Pedro project. However, a number of significant events must occur before commercial production at the Cerro San Pedro project can begin, including completion of certain requirements identified in the regulatory permits and financing of the anticipated development costs. There can be no assurance that commercial production from the Cerro San Pedro project will be achieved or that mining activities will be profitable.

ITEM 6 Directors, Senior Management and Employees

A) Directors and Senior Management

The following table sets forth the name and municipality of residence, and the office (if any) held with the Company of each of the officers and directors of the Company:

Name and Municipality of
Residence	Age	Office Held	Director Since

Craig J. Nelsen (2)(4) Littleton, Colorado	51	Chairman, Director	1994
Richard J. Hall (6) Spokane, Washington	53	President, Chief Executive Officer and Director	1999
Denis M. Marsh(1)(2) Toronto, Ontario	61	Director	1994
J. Alan Spence(1)(2)	65	Director	1994

Name and Municipality of
Residence	Age	Office Held	Director Since

Toronto, Ontario
Ian A. Shaw (1)(3) Toronto, Ontario	62	Director	1994
Oliver Lennox-King (3) Toronto, Ontario	53	Director	1998
Fred H. Lightner (5) Littleton, Colorado	56	Senior Vice President, Chief Operating Officer & Director	1999
Brad Blacketor Lone Tree, Colorado	44	Chief Financial Officer & Secretary	-

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating committee.

(4)	Mr. Nelsen resigned as Chief Executive Officer on April 9, 1999.

(5)	Mr. Lightner was appointed Chief Executive Officer and Director of the Company on March 26, 1999. Mr. Lightner resigned as Chief Executive Officer and was appointed Senior Vice-President and Chief Operating Officer on November 8, 1999. Mr. Lightner continues to be a Director of the Company.

(6)	Mr. Hall was appointed President, Chief Executive Officer and Director on November 8, 1999.

The following is a brief biographical description, including principal occupations of each of the officers and directors of the Company.

Craig J. Nelsen holds a Master of Science degree in Geology from the University of New Mexico and a Bachelor of Arts degree in Geology and has been involved in exploration and mining for over 28 years. From January, 1991 to January, 1994, Mr. Nelsen was Senior Vice-President of Exploration with Lac Minerals Ltd. Mr. Nelsen was the Chairman, Chief Executive Officer and a director of the Company from January, 1994 through March, 1999. In April 1999, Mr. Nelsen resigned as Chief Executive Officer of the Company but continues to serve as Chairman and a director of the Company. Mr. Nelsen is currently the Executive Vice-President of Exploration of Gold Fields Ltd., an international gold mining company.

Richard J. Hall holds Bachelors and Masters Degrees in Geology, and a Masters Degree in Business Administration, all from Eastern Washington University. Mr. Hall has over 30 years of experience in the mining industry and has previously held senior management positions with Dayton Mining Corporation and Pegasus Gold Corporation. Mr. Hall was appointed President and Chief Executive Officer and director of the Company on November 8, 1999.

Ian A. Shaw holds a Bachelor of Commerce degree from the University of Toronto and is a Chartered Accountant. He has over 30 years of experience in the mining industry. Mr. Shaw worked with Sherritt Inc. (1975-1986), Curragh Inc. (1986-1993, most recently as Vice-President and Treasurer), and from October 1993 to present has provided financial management services as a consultant to a number of mineral resource exploration companies. Executive positions he holds or has held since October 1993 include Secretary and Treasurer of CaribGold Resources Inc. (October 1993 to present), Treasurer of Pelangio-Larder Mines, Limited and Vice-President, Finance of Pangea Goldfields Inc. and Tiomin Resources Inc. (January 1994 to December 1994) and Vice-President, Finance of Black Hawk Mining Inc. from 1997 to 1998. Mr. Shaw was formerly the Secretary and Treasurer of the Company, and is currently a director of the Company, which position he has held since January 1994.

Denis M. Marsh is a Chartered Financial Analyst and has worked in the Canadian investment industry over the past 32 years. Most of his experience has been as an investment analyst for both investment dealers and investment counselors. His analytical experience encompasses a wide range of disciplines, including the mining industry. Mr. Marsh has been a Senior Vice-President and Director of Beutel,

Goodman & Company Ltd., a Canadian investment dealer, since 1983 and a director of the Company since January 1994.

J. Alan Spence holds a Master of Science degree in Geology from McGill University and an Executive Master of Business Administration from Columbia University. He has been involved in mineral exploration and development for over 34 years, including positions as Director of Exploration with Inco Ltd., Vice-President of North American Partners Ltd., a venture capital fund, and President of South American Goldfields Inc. which pioneered gold and diamond exploration in the Guiana Shield from 1988 to 1992. Mr. Spence was Chairman of Bactech Metallurgical Solutions Inc., a refractory minerals process technology company from 1999 to 2001. Mr. Spence has been a director of Canuc Resources from 1987 to 1997; a director of Consolidated Nevada Goldfield Company from 1989 to 1993, and has been President of I.M.I. Minerals Development since 1993. Mr. Spence is currently the President of Spence Resource Management Inc. Mr. Spence has been a director of the Company since January 1994.

Oliver Lennox-King was previously a director of the Company from January 1994 until February 1997. In May 1998, Mr. Lennox-King was reappointed as a director of the Company. Mr. Lennox-King holds a Bachelor of Commerce degree and has over 26 years experience in the mineral resource industry in positions ranging from administration to metal marketing to financial analysis. Since February 1997, Mr. Lennox-King has been the Chairman of Southern Cross Resources Inc., a uranium mining company listed on The Toronto Stock Exchange. Prior to February 1997, Mr. Lennox-King was the President of Tiomin Resources Inc. (July 1992 to January 1997), and the Chairman of Pangea Goldfields Inc. (January 1994 to January 1997). From 1988 to 1992, Mr. Lennox-King was a Vice-President of Midland Walwyn Inc., a Canadian investment dealer. Mr. Lennox-King is also a director of Newstar Resources Inc. (since June, 1996), Dumont Nickel Company (since 1991) and Tiomin Resources Inc. (since July 1992).

Fred H. Lightner holds a Metallurgical Engineering degree from the Colorado School of Mines. He has over 33 years of experience in mine development and project management, including senior management positions with Wharf Resources Ltd., Pegasus Gold Company, Tenneco Minerals Co. and Asarco Inc. He was appointed Vice President of Operations for the Company in September 1996 and was appointed Chief Executive Officer and director of the Company in March 1999. Mr. Lightner resigned as Chief Executive Officer of the Company in November 1999 and was re-appointed Senior Vice President and Chief Operating Officer. Mr. Lightner has been a director of the Company since March 1999.

Bradley J. Blacketor holds a Bachelor of Science degree in Business Administration from Indiana University and an MBA from Colorado State University. He is also a Certified Public Accountant. He has over 20 years of experience in domestic and foreign accounting, taxation and finance. He was Chief Financial Officer and Secretary for Mincorp Ltd. of Denver, Colorado (July 1991 to April 1997), Vice President and Controller of Pincock, Allen & Holt, Inc. of Lakewood, Colorado (July 1988 to July 1991) and an Audit Manager at Touche Ross & Co. in Denver, Colorado (November 1983 to July 1988). He was appointed Chief Financial Officer and Secretary for the Company in April 1997.

B) Compensation

Summary Compensation Table

				Long-Term
				Compensation
		Annual Compensation		Awards
			Retirement	Securities	Other
Name and Principal		Salary	Plan	Under Options	Compensation -
Position	Year	(US$)	(US$)	Granted (#)	Bonus (US$)

Richard J. Hall President and CEO	2002	$116,533	$5,808	—	$55,000
Fred H. Lightner Senior VP and COO	2002	$110,950	$5,548	—	$52,500
Bradley J. Blacketor CFO & Secretary	2002	$100,384	$5,019	87,500	$47,500

Options Granted During the Year Ended December 31, 2002

Market Value of
	Securities		Securities
	Under		Underlying
	Options	Exercise or	Options on the
	Granted	Base Price	Date of Grant
Name	(#)	(Cdn$/Security)	(Cdn$/Security)	Expiration Date

Bradley J. Blacketor	87,500	$1.39	$1.39	January 10, 2007
CFO & Secretary

The options vest 1/3 on the date of grant, January 10, 2002, an additional 1/3 on the first anniversary of the date of grant and the remaining 1/3 on the second anniversary of the date of grant.

Director Compensation

Directors are entitled to remuneration as determined by the Board of Directors. The Company has no specific provision for compensation of Directors in their capacities as such, and did not pay any such compensation to Directors during 2002 or 2001. Directors are entitled to reimbursement from the Company of out-of-pocket costs incurred in connection with acting in their capacities as directors.

Retirement Plan

Since 1997, the Company has sponsored a defined contribution tax-deferred retirement plan in accordance with the provisions of section 401(k) of the U.S. Internal Revenue Service Code (the “Retirement Plan”). The Retirement Plan is available to all permanent U.S. based employees. The purpose of the Retirement Plan is to enable the Company’s employees to make tax deferred contributions to a trust established under the Retirement Plan. Upon termination of an employee’s employment with the Company, all amounts contributed by the employee to the Retirement Plan, as well as amounts contributed by the Company on behalf of the employee in respect of which the employee has vested, may be paid out to the employee, rolled into another retirement plan maintained by another employer or rolled into an eligible rollover account under the U.S. Employee Retirement Income Security Act.

Under the Retirement Plan, U.S. based employees of the Company and its affiliates may elect to defer up to 15% of their compensation, subject to statutory dollar limits, by way of payroll deductions (“employee contributions”). The Company also contributes an amount of common shares of the Company, equal to one-half of the particular employee’s contribution, to a maximum of 5% of the employee’s compensation. By way of example, if an employee elects to contribute 8% of his or her compensation to the Retirement Plan, the Company contributes 4% of the employee’s compensation, in the form of common shares of the Company, to the plan. If an employee elects to contribute 15% of his or her compensation (being the maximum allowable contribution), the Company contributes 5% of that employee’s compensation, in the form of common shares of the Company, to the plan. The employee vests in respect of the Company’s contributions upon completion of three years’ employment with the Company or its affiliates. At the Company’s Annual General Meeting of shareholders on June 7, 2001, the shareholders approved the issuance of up to 300,000 shares of Metallica common stock to satisfy the Company’s obligations as to employer matching contributions under the Retirement Plan.

The Company has not set aside or accrued any funds for pension, retirement, or similar benefits.

Employment Contracts

The Company has entered into employment contracts with each of its three executive officers: Richard J. Hall, President and Chief Executive Officer, Fred H. Lightner, Senior Vice President and Chief Operating Officer, and Bradley J. Blacketor, Chief Financial Officer and Secretary. The respective current salaries under these contracts, are $121,000, $115,500 and $104,500. The contracts are for two or three-year terms with various expiration dates, but will remain in effect subsequent to the initial term unless a minimum of six-months notice is provided by either party. The contracts provide that in the event that following a change of control, as defined, the Company terminates the employment of the Named Executive Officer other than for Manifest Cause, as defined, or the executive officer resigns from his employment for Good Reason, as defined, within six months following a Change of Control, then the Company shall pay to the executive officer a lump sum amount equal three times the executive officers annual salary currently in effect.

C) Board Practices

Directors are elected at each Annual General Meeting of Shareholders, each to hold office until the next Annual Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated by death, removal or other cause in accordance with the Articles of the Company.

The non-executive directors of the Company are not entitled to any benefits following termination of their service with the Company.

The board or directors has assigned specific governance responsibilities to three committees of the board, as follows:

Audit Committee

The Corporation has an Audit Committee which has the functions defined in applicable legislation. The Audit Committee is comprised of three non-management directors who are appointed by the Board. The committee reviews the Corporation’s annual financial statements prior to their acceptance by the Board of Directors. The Committee is also responsible for reviewing the Corporation’s financial reporting procedures and the adequacy of its internal controls. It considers the report of the external auditors and examines the fees and expenses for audit services and it recommends to the Board the independent auditors for appointment by the shareholders. It may undertake additional tasks at the request of the Board. The audit committee is composed of Ian A. Shaw, Denis M. Marsh and J. Alan Spence.

Compensation Committee

The Compensation Committee consists of three non-management directors. The Committee reviews and recommends to the Board the remuneration of senior officers. It is also charged with reviewing senior officer hiring, management development and management succession. The Compensation Committee is composed of Craig J. Nelsen, Denis M. Marsh and J. Alan Spence.

Nominating Committee

The Nominating Committee consists of two non-management directors. The Committee is responsible for proposing new nominees to the board and for assessing directors on an ongoing basis. The Committee is also responsible for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors. The Nominating Committee is composed of Oliver Lennox-King and Ian A. Shaw.

D) Employees

Number of Employees at the End of Each of the Past Three Years

	2002	2001	2000

United States:
Management	3	3	3
Professional	0	0	0
Administrative/support	1	1	1
Chile:
Management	0	0	0
Professional	0	0	0
Administrative/support	0	0	0
Brazil:
Management	0	0	0
Professional	0	0	0
Administrative/support	0	0	0
Mexico:
Management	0	0	0
Professional	0	0	0
Administrative/support	0	0	0

The Company’s Brazil office was closed in 2000. Glamis Gold Ltd. was the operator of the Cerro San Pedro project in Mexico at December 31, 2002, 2001 and 2000 and employed all personnel for the Cerro San Pedro project through a wholly-owned subsidiary. The Company utilizes independent contractors in Chile and Brazil to carry out its exploration activities.

E) Share Ownership

The following table sets forth certain information as of May 5, 2003 regarding share ownership and all outstanding options to purchase the Company’s common shares.

			Beneficial	Exercise
	Beneficial	Number of	Ownership	Price of the	Expiration
Identity of Person	Share	Options	Percentage	Options	Date of
or Group	Ownership	(1)	(2)	(Cdn$)	the Options

Craig J. Nelsen	450,000	100,000	1.9%	0.85	04/20/05
		207,500		0.83	06/07/06
		25,000		1.11	03/16/04
		21,000		0.45	05/18/05
		25,000		1.32	03/12/03
Dennis A. Marsh	50,000	30,000	*	0.50	01/14/04
		28,750		0.83	06/07/06
		25,000		1.11	03/16/04
		21,000		0.45	05/18/05
		25,000		1.32	03/12/03
J. Alan Spence	20,000	30,000	*	0.50	01/14/04
		28,750		0.83	06/07/06
		25,000		1.11	03/16/04
		21,000		0.45	05/18/05
		25,000		1.32	03/12/03
Ian A. Shaw	20,000	20,000	*	0.50	01/14/04
		28,750		0.83	06/07/06
		25,000		1.11	03/16/04
		21,000		0.45	05/18/05
		25,000		1.32	03/12/03
Oliver Lennox-King	50,000	25,000	*	1.11	03/16/04
		21,000		0.45	05/18/05
		20,000		0.83	06/07/06
		25,000		1.32	03/12/03
Brad Blacketor	26,152	125,000	*	0.83	06/07/06
		25,000		1.11	03/16/04
		30,000		0.45	05/18/05
		87,500		1.39	01/10/07
		125,000		1.32	03/12/03
Fred H. Lightner	165,941	297,500	1.7%	0.83	06/07/06
		200,000		1.11	03/16/04
		150,000		1.32	03/12/03
Richard J. Hall	440,336	300,000	2.1%	0.70	11/08/04
		75,000		0.83	06/07/06
		200,000		1.32	03/12/03

(1) Includes vested and non-vested options.

(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of May 5, 2003, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 42,555,010 Common Shares outstanding as of May 5, 2003.

*   Less than 1%.

The Company has two stock option plans that are designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term and to reward employees and service providers for both past and future performance Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of his/her position with, and contribution to, the Company. The stock option plans allow for the issuance of up to 4,500,000 million common shares in the Company. Options issued and outstanding as of May 5, 2003 total 2,977,083. Options exercised pursuant to the stock option plans total 1,073,999 leaving 448,918 options available for issuance.

ITEM 7 Major Shareholders and Related Party Transactions

A) Major Shareholders

Metallica’s securities are recorded on the books of its transfer agent in registered form. The majority of such shares are, however, registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective clients. Metallica does not have any knowledge of the beneficial owners thereof. To the best of the Company’s knowledge, the following is a summary of shareholders who own 5% or more of the Company’s shares. The Company is not aware of any other shareholders with a 5% or greater share position in the Company.

Beneficial Shareholders (5% or
greater)	As of 12/31/02		As of 12/31/01		As of 12/31/00

Franco Nevada Mining Corporation Limited 20 Eglinton Avenue West, Suite 1900 Toronto, Ontario M4R 1K8	—	—	3,455,852	12.8%	2,179,852	8.1%
Canada
Newmont Mining Corporation 1700 Lincoln Street Denver, Colorado 80203	3,749,932	11.6%	—	—	—	—
Cambior Inc. 800 Rene-Levesque Blvd. W., Suite 850 Montreal, Quebec H3B 1X9 Canada	—	—	—	—	2,000,000	7.4%
Fidelity Investments Fidelity Select Gold Portfolio 82 Devonshire Street Boston, MA 02109-3614	—	—	1,490,800	5.2%	1,690,800	6.2%
Royal Precious Metals Fund c/o The Royal Trust Company The Royal Trust Tower P.O. Box 7500, Station A 77 King Street West, 6th Floor Toronto, Ontario M5W 1P9 Canada	3,150,000	9.7%	2,500,000	8.8%	2,000,000	7.4%

Each share held by the major shareholders named above is entitled to equal voting rights.

In October 1997 Franco Nevada Mining Corporation Limited issued a $1.1 million letter of credit on behalf of the Company to Western Mining Corporation in connection with the purchase of the Mara Rosa Project in Brazil. The letter of credit was drawn in October 1999 and Franco Nevada elected to receive 2,179,852 shares in the Company valued at $1.1 million.

In May 2001 Cambior sold its 2,000,000 common shares in the Company on the Toronto Stock Exchange. Also in May 2001, Franco Nevada Mining Corporation Limited increased the number of shares it owns in the Company by 1,276,000 to hold a total of 3,455,852 shares representing 12.8% of the issued and outstanding shares in the Company. In early 2002, Franco Nevada Mining Corporation Limited was acquired by Newmont Mining Corporation.

To the best of the Company’s knowledge, at December 31, 2002, 10,825,384 common shares were held by 578 registered record holders in the U.S. The number of outstanding shares of the Company’s Common Stock at May 5, 2003 was 42,555,010. To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal persons severally or jointly.

B) Related Party Transactions

In June 2000 the Company granted a $100,000 interest-free loan to Richard J. Hall that is collateralised by real property and due in June 2003. In the event that the underlying collateral is sold prior to June 2003, the loan is due and payable within 30 days of the date of sale unless additional collateral is provided that is acceptable by the Company. As of May 5, 2003 the outstanding balance on the loan was $100,000.

C) Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 8 Financial Information

A) Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of the Company for the years ended December 31, 2002, 2001, and 2000, including an Audit Report dated February 21, 2003, except as to Note 14(b), which is as of March 11, 2003. The following financial statements are included: Consolidated Balance Sheets as at December 31, 2002 and 2001; Consolidated Statements of Operations and Deficit for the Years Ended December 31, 2002, 2001 and 2000; and Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000. Also included are Notes to the Consolidated Financial Statements for the Years Ended December 31, 2002, 2001 and 2000. The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as described in Note 13 to the consolidated financial statements, there are no material measurement differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States.

Legal Proceedings

No material legal proceedings are pending to which the Company is a party or of which any of its properties is the subject.

Dividend Policy

The Company has not paid any dividends on its Common Shares and has no dividend policy with respect to the payment of dividends.

B) Significant Changes

There have been no significant changes since the date of the audited financial statements, February 21, 2003, except as to Note 14(b), which is as of March 11, 2003.

ITEM 9 The Offer and Listing

A) Offer and Listing Details

The Common Shares of the Company are listed and posted for trading on The Toronto Stock Exchange (the “TSX”), under the symbol “MR”. The Common Shares also trade from time to time on the NASD Over-the-Counter Bulletin Board under the symbol “METLF.”

The following table sets out the annual high and low closing market prices of the Common Shares on the TSX during the last five fiscal years:

	HIGH (Cdn. $)	LOW (Cdn. $)

1998	3.10	1.15
1999	1.50	0.38
2000	0.60	0.20
2001	1.45	0.19
2002	2.02	1.00

The following table sets out the closing market price range of the Common Shares for the last two years by fiscal quarter.

	HIGH	LOW

	(Cdn. $)	(Cdn. $)
Fiscal 2001
First Quarter	0.75	0.19
Second Quarter	1.25	0.48
Third Quarter	1.45	0.94
Fourth Quarter	1.41	1.00
Fiscal 2002
First Quarter	1.95	1.17
Second Quarter	2.02	1.25
Third Quarter	1.60	1.02
Fourth Quarter	1.54	1.00
Fiscal 2003
First Quarter	1.70	1.12

The following table sets out the high and low closing market prices of the Common Shares on the TSX for the last six months:

	HIGH	LOW

	(Cdn.$)	(Cdn.$)

November 2002	1.24	1.05
December 2002	1.25	1.00
January 2003	1.50	1.12
February 2003	1.65	1.37
March 2003	1.45	1.26
April 2003	1.50	1.24

On May 5, 2003, the closing price of the Common Shares on the TSX was Cdn $1.40.

B) Plan of Distribution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C) Markets

The Company’s Common Shares are listed for trading on The Toronto Stock Exchange.

D) Selling Shareholders

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

E) Dilution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

F) Expenses of the Issue

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 10 Additional Information

A) Share Capital

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

B) Articles of Incorporation and By-laws

On July 16, 2002 the Company was continued from the Business Corporations Act (Ontario) to the Canada Business Corporations Act (the “CBCA”). The effect of the continuance is that the Company is a corporation to which the CBCA applies as if it had been incorporated under the CBCA. The Company’s corporation number under the CBCA is 600473-3.

A corporation subsisting under the CBCA has the capacity and, subject to the CBCA, the rights, powers and privileges of a natural person. The Company’s Articles and by-laws do not contain any restrictions on the business which the Company may carry on or the powers which the Company may exercise.

The CBCA and the Company’s by-laws provide that a director who is a party to, or related to a person who is a party to, a material transaction or contract or a proposed material transaction or contract with the Company shall disclose the nature and extent of his interest at that time to the Company in writing or request that it be entered into the minutes of a meeting of directors. A director who has an interest in a material transaction or contract shall not vote on any resolution to approve that material transaction or contact except as permitted by the CBCA.

Directors are entitled to remuneration as determined by the board of directors. The directors may also award special remuneration to any director undertaking special services on behalf of the Company. There was no compensation paid or accrued to any director during the year 2002 and through May 5, 2003. Directors are also entitled to reimbursement of out-of-pocket costs incurred in connection with their capacity as a director of the Company. The directors cannot conduct any business without a quorum of directors.

The board of directors has unlimited authority to borrow, issue, reissue, pledge, guarantee or otherwise, funds on behalf of the Company without the approval of the shareholders.

The Company’s bylaws do not provide for any age limit restrictions regarding its directors and there is no requirement that directors hold a specified number of shares in the Company.

Each share of the common stock is entitled to share equally with each other share of common stock in dividends from sources legally available therefore, when, as, and if declared by the board of directors and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company that are available for distribution to the holders of the common stock. Each holder of common stock of the Company is entitled to one vote per share. Cumulative voting shall not be allowed in the election of directors or for any other purpose, and the holders of common stock have no preemptive rights, redemption rights or rights of conversion with respect to the common stock. All outstanding shares of common stock and all shares underlying any warrants when issued will be fully paid and nonassessable by the Company. The board of directors is authorized to issue an unlimited number of common stock within the limits of the Canada Business Corporations Act and without stockholder action.

All shares of common stock have equal voting rights and voting rights are not cumulative. The holders of more than 50 percent of the shares of common stock of the Company could, therefore, if they chose to do so and unless subject to a voting agreement to the contrary, elect all the directors of the Company.

The Company’s bylaws are incorporated by reference to the Company’s Form 20-F Registration Statement filed on September 22, 1995. The Articles of Continuance are listed as an Exhibit 1.2. The only changes to the bylaws/articles of incorporation since September 22, 1995 are presented below:

New Class of Preferred Shares

On June 18, 1998 the shareholders approved an amendment to the Company’s articles of incorporation to creation of a new class of preference shares issuable in series (“Preference Shares”). Such amendment was subsequently incorporated in the Company’s Articles of Continuance. The rights, privileges, restrictions and conditions attaching to the Preference Shares as a class are as follows:

1.	Preference Shares may at any time or from time to time be issued in one or more series. Prior to the issue of the shares of any such series, the directors shall, subject to the limitations set out below, fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of such series including, without limitation:

•	The rate, amount or method of calculation of dividends, if any, and whether the same are subject to adjustments;

•	Whether such dividends are cumulative, partly cumulative or non-cumulative;

•	The dates, manner and currency of payments of dividends and the dates from which dividends accrue or become payable;

•	If redeemable or purchasable, the redemption or purchase prices and the terms and conditions of redemption or purchase, with or without provision for sinking or similar funds;

•	Any conversion, exchange or reclassification rights; and

•	Any other rights, privileges, restrictions and conditions not inconsistent with these provisions;

The whole subject to the receipt by the Director under the CBCA of articles of amendment designating and fixing the number of Preference Shares in such series and setting forth the rights, privileges, restrictions and conditions attaching thereto and the issue by such Director of a certificate of amendment with respect thereto.

2.	The Preference Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders of the purpose of winding-up its affairs, rank on a parity with the Preference Shares of every other series and be entitled to a preference over the Common Shares and the shares of any other class ranking junior to the Preference Shares. The Preference Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Common Shares and the shares of any other class ranking junior to the Preference Shares, as may be fixed in accordance with Section 1 above.

3.	Except as otherwise provided in the CBCA or these provisions, the holders of Preference Shares shall not be entitled as such to receive notice of, or to attend or vote at, any meeting of the shareholders of the Corporation. Provided, however, that the holders of Preference Shares shall be entitled to notice of meetings called for the purpose of authorizing the dissolution of the Corporation or the sale, lease or exchange of its undertaking or a substantial part thereof.

Adoption of Rights Plan

A shareholder rights plan (“Rights Plan”) was unanimously adopted at a meeting of the Board of Directors held on March 19, 1999 and subsequently approved by the shareholders on June 23, 1999. The provisions of the Rights Plan are set out in an agreement dated as of March 19, 1999 (the “Rights Plan Agreement”) between the Corporation and Equity Transfer Services Inc., as Rights Agent, as previously filed by the Company. Under the Rights Plan, shareholders of the Corporation have received, for each Common Share issued and outstanding at 5:00 p.m. (Toronto Time) on March 23, 1999 (the “Effective Date”), one right to purchase one additional Common Share (a “Right”), under the circumstances and on the terms described in the Rights Plan Agreement. A discussion of the background and objectives of the Rights Plan, and the general impact of the Rights Plan are discussed below:

Background and Objectives of the Rights Plan

The Board of Directors has considered various strategies, including implementation of a shareholder rights plan, to ensure that, in the context of a bid for control of the Corporation through an acquisition of the Corporation’s Common Shares, shareholders will be positioned to receive full and fair value for their shares. Of particular concern to the Board of Directors is the widely held view that existing Canadian securities legislation provides too short a response time to a company that is the subject of an unsolicited bid for control. An inadequate response time has been identified as an impediment to ensuring that shareholders are offered full and fair value for their shares. Also of concern to the Board of Directors is the possibility that, under existing securities laws, the Corporation’s shareholders could be treated unequally in the context of a bid for control. These concerns are described in more detail below.

The Rights Plan was not adopted in response to, or in anticipation of, any pending or threatened take-over bid, nor to deter take-over bids generally. Rather, the objectives of the Rights Plan are to give adequate time for shareholders to properly assess a bid without undue pressure, for the Board of Directors to consider value-enhancing alternatives and to allow competing bids to emerge. In addition, the Rights Plan has been designed to provide shareholders of the Corporation with equal treatment in a bid for control of the Corporation.

In adopting the Rights Plan, the Board of Directors considered the following concerns inherent in the existing legislative framework governing take-over bids in Canada:

(a) Time. Current Canadian legislation permits a take-over bid to expire in 21 days. The Board of Directors is of the view that this is not sufficient time to permit shareholders to consider a take-over bid and to make a reasoned and unhurried decision. The Rights Plan provides a mechanism whereby the minimum expiry period for a Take-over Bid must be 45 days after the date of the bid and the bid must remain open for a further period of 10 Business Days after the Offerer publicly announces that the shares deposited or tendered and not withdrawn constitute more than 50% of the Voting Shares outstanding held by “Independent Shareholders” (generally, shareholders other than the Offerer or Acquiring Person, their Associates and Affiliates, and Persons acting jointly or in concert with the Offerer or Acquiring Person). The Rights Plan is intended to provide shareholders with adequate time to properly evaluate the offer and to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value. Those alternatives could include, if deemed appropriate by the Board of Directors, the identification of other potential bidders, the conducting of an orderly auction or the development of a corporate restructuring alternative which could enhance shareholder value.

(b) Pressure to Tender. A shareholder may feel compelled to tender to a bid which the shareholder considers to be inadequate out of a concern that failing to tender may result in the shareholder being left with illiquid or minority discounted shares in the Corporation. This is particularly so in the case of a partial bid for less than all shares of a class where the bidder wishes to obtain a control position but does not wish to acquire all of the Voting Shares. The Rights Plan provides a shareholder approval mechanism in the Permitted Bid provision which is intended to ensure that a shareholder can separate the tender decision from the approval or disapproval of a particular take-over bid. By requiring that a bid remain open for acceptance for a further 10 Business Days following public announcement that more than 50% of the Voting Shares held by Independent Shareholders have been deposited, a shareholders decision to accept a bid is separated from the decision to tender, lessening the undue pressure to tender typically encountered by a shareholder of a company that is the subject of a take-over bid.

(c) Unequal Treatment. While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of a company may be acquired pursuant to a private agreement in which a small group of shareholders disposes of shares at a premium to market price which premium is not shared with the other shareholders. In addition, a person may slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders. The Rights Plan addresses these concerns by applying to all acquisitions of greater than 20% of the Voting Shares, to better ensure that shareholders receive equal treatment.

General Impact of the Rights Plan

In the past, shareholder rights plans have been criticized by some commentators on the basis that they may serve to deter take-over bids, to entrench management, and to place in the hands of boards of directors, rather than shareholders, the decision as to whether a particular bid for acquisition of control is acceptable. Critics of some shareholder rights plans have also alleged that they cast a needlessly wide net, thereby increasing the likelihood of an inadvertent triggering of the plan, while at the same time deterring shareholders from participating in legitimate corporate governance activities.

The Board of Directors has considered these concerns, and believes that they have been largely addressed in the Rights Plan.

It is not the intention of the Board of Directors in adopting the Rights Plan to secure the continuance of existing directors or management in office, nor to avoid a bid for control of the Corporation. For example, through the Permitted Bid mechanism, described in more detail below, shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Rights Plan, regardless of the acceptability of the bid to the Board of Directors. Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board of Directors will continue to be bound to consider fully and fairly any bid for the Corporation’s Common Shares in any exercise of its discretion to waive application of the Rights Plan or redeem the Rights. In discharging that responsibility, the Board of Directors must act honestly and in good faith with a view to the best interests of the Corporation and its shareholders.

The Rights Plan does not preclude any shareholder from utilizing the proxy mechanism of the Canada Business Corporations Act to promote a change in the management or direction of the Corporation, and has no effect on the rights of holders of outstanding voting shares of the Corporation to requisition a meeting of shareholders, in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their Common Shares. The definitions of “Acquiring Person” and “Beneficial Ownership” have been developed to minimize concerns that the Rights Plan may be inadvertently triggered or triggered as a result of an overly-broad aggregating of holdings of institutional shareholders and their clients.

The Board of Directors believes that the dominant effect of the Rights Plan will be to enhance shareholder value, and ensure equal treatment of all shareholders in the context of an acquisition of control.

The Rights Plan will not interfere with the day-to-day operations of the Corporation. The initial issuance of the Rights does not in any way alter the financial condition of the Corporation, impede its business plans or alter its financial statements. In addition, the Rights Plan is initially not dilutive and is not expected to have any effect on the trading of Common Shares. However, if a Flip-in Event occurs and the Rights separate from the Common Shares, as described in the summary below, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

At or prior to the first annual meeting of shareholders of the Corporation following the third anniversary of the date of the Rights Plan Agreement, the Board of Directors must submit to the shareholders a resolution ratifying the continued existence of the Rights Plan. If holders of a majority of Common Shares held by Independent Shareholders who vote in respect of such resolution are voted against the continued existence of the Rights Plan, the Board of Directors shall, without further formality, be deemed to have elected to redeem the Rights at the then current Redemption Price. Otherwise, the Rights Plan, if ratified after its third anniversary, will remain in force for a period of six years. On June 6, 2002, the shareholders of the Company ratified the continued existence of the Rights Plan through March 19, 2005.

Action Necessary to Change the Rights of Holders of the Stock

The rights, privileges, restrictions and conditions attaching to the common stock of the Company may only be changed by Articles of Amendment, which must be authorized by a special resolution of shareholders (being a resolution passed by more than two-thirds of the votes cast on the matter at a meeting of shareholders). In certain circumstances specified in the CBCA, including an amendment to the Articles of the Company to create a class of shares have rights superior to those of the common shares, holders of common shares would have a right to dissent in respect of the proposed amendment. Dissenting shareholders who follow the procedure set out in the CBCA are entitled to require the Company to pay them the fair value of their shares.

Conditions Governing Manner in Which Shareholder Meetings are Convoked

The CBCA provides that the directors of the Company may at any time call a special meeting of shareholders, and shall call an annual meeting of shareholders not later than fifteen months after holding the last preceding annual meeting (but no later than six months after the end of the Company’s preceding financial year). Meetings of shareholders may be held at any place within Canada that the directors determine. The holders of not less than 5% of the issued shares of the Company that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition.

Notice of each shareholders’ meeting must be sent to each of the shareholder, directors and auditor of the Company not less than 21 days and not more than 60 days before the meeting. The Company is required to prepare an alphabetical list of shareholders entitled to receive notice of a meeting, showing the number of shares held by each shareholder, not less than ten days after the record date for determining shareholders entitled to receive such notice (or, if no such record date is fixed, as of the close of business on the day immediately preceding the day on which the notice is given). A shareholder whose name appears on the list is entitled to vote the shares shown opposite their name at the meeting to which the list relates. Each shareholder whose name appears on such list may attend the meeting in person, or may by a written proxy appoint a proxyholder, who need not be a shareholder, to attend and act at the meeting in the manner and to the extent authorized by the proxy.

Limitations on Rights to Own Securities of the Company

Except as provided in the Investment Canada Act (the “Act”), there are not any limitations under the laws of Canada, the Province of Ontario or in the charter or any other constituent documents of the Company on the right of foreigners to hold and/or vote the Common Shares of the Company.

The Act requires a non-Canadian making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with Investment Canada, the federal agency created by the Act.

As a result of the Canada-U.S. Free Trade Agreement, the Act was amended in January 1989 to provide distinct threshold levels for Americans who acquire control of a Canadian business.

A Canadian business is defined in the Act as a business carried on in Canada that has a place of business in Canada, an individual or individuals in Canada who are employed or self-employed in connection with the business, and assets in Canada used in carrying on the business.

An American, as defined in the Act, includes: an individual who is an American national or a lawful permanent resident of the United States; a government or government agency of the United States; an American-controlled entity, Company or limited partnership; and a Company, limited partnership or trust which is not controlled in fact through ownership of its voting interests of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and Americans.

The following investments by a non-Canadian are subject to review by Investment Canada:

     (a)     all direct acquisitions of control of Canadian businesses with assets of $5 million or more;

     (b)     all indirect acquisitions of control of Canadian businesses with assets of $50 million or more if such assets represent less than 50% of the value of the assets of the entities, the control of which is being acquired; and

     (c)       all indirect acquisitions of control of Canadian businesses with assets of $5 million or more if such assets represent more than 50% of the value of the assets of the entities, the control of which is being acquired.

Review by Investment Canada is required when investments by Americans exceed $150 million for direct acquisitions of control. For purposes of the Act, direct acquisition of control means a purchase of the voting interest in a Company, partnership, joint venture or trust carrying on a Canadian business, or any purchase of all or substantially all of the assets used in carrying on a Canadian business. Also for purposes of the Act, indirect acquisition of control means a purchase of the voting interest of a Company, partnership, joint review or trust, whether a Canadian or foreign entity, which controls a Company, partnership, joint venture or trust company carrying on a Canadian business in Canada.

The acquisition of certain Canadian businesses is excluded from the higher thresholds set out for Americans. These excluded businesses include oil, gas, uranium, financial services (except insurance); transportation services and cultural services (i.e., the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibitions of film or video recordings or audio or video music recordings).

Direct or indirect acquisitions of control of these excluded business are reviewable at the $5 and $50 million thresholds.

A non-Canadian shall not implement an investment reviewable under the Act unless the investment has been reviewed and the Minister responsible for Investment Canada is satisfied or is deemed to be satisfied that the investment is likely to be of net benefit to Canada. If the Minister is not satisfied that the investment is likely to be a net benefit to Canada, the non-Canadian shall not implement the investment or, if the investment has been implemented, shall divest himself of control of the business that is the subject of the investment.

A non-Canadian or American making the following investments must notify Investment Canada, within prescribed time limits, of such investments:

          (i)    nan investment to establish a new Canadian business; and

          (ii)     an investment to acquire control of a Canadian business which investment is not subject to review under the Act.

Provisions governing the ownership threshold above which shareholder ownership must be disclosed

The Ontario Securities Act provides that a person that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of, and of control or direction over, securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding voting securities must, within 10 days of becoming an “insider”, file an insider report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The Ontario Securities Act also provides for the filing of a report by an “insider” of a reporting issuer who acquires or transfers securities of the issuer. This insider report must be filed within 10 days after the end of the month in which the change takes place.

The U.S. rules governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those under the Ontario Securities Act. Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in the Rule 13d-3 under the Exchange Act) of more than 5 per cent of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the Securities and Exchange Commission containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

Significant differences between law applicable to the Company and law of the United States

See preceding two paragraphs.

C) Material Contracts

The Company has entered into the following material contract for the two years preceding the date of publication of this document:

•	Purchase of Glamis Gold Ltd.’s 50% interest in Minera San Xavier, S.A. de C.V., the owner of the Cerro San Pedro gold and silver project in Mexico. for $18 million plus a sliding scale royalty when average monthly gold prices exceed $325 per ounce. Please refer to “Item 4 – Information on the Company – D. Property, Plant and Equipment – The Cerro San Pedro Project, Mexico” for information about the Company’s purchase of Glamis’ 50% interest in Minera San Xavier, S.A. de C.V. Please see Exhibit 4.11.

Please refer to “Item 6. Directors, Senior Management and Employees -- B. Compensation -- Employment Contracts” for information about the Company’s employment contracts with each of its three executive officers.

D) Exchange Controls

There are not any governmental laws, decrees or regulations in Canada relating to restrictions on the import/export of capital affecting the remittance of interest, dividends or other payments to non-residential holders of the Company’s Common Shares. Any such remittances to United States residents, however, are subject to a 15% withholding tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See “ -- E. Taxation,” below.

E) Taxation

The following paragraphs summarize certain Canadian and United States federal income tax considerations in connection with the receipt of dividends paid on Common Shares of the Company and certain Canadian federal income tax considerations in connection with a disposition of Common Shares by non-residents of Canada. These tax considerations are stated in brief and general terms and are based on Canadian and United States law currently in effect. There are other potentially significant Canadian and United States federal income tax considerations, including proposals to amend some of the rules summarized herein, and provincial, state or local income tax considerations with respect to ownership and disposition of the Common Shares which are not discussed herein.

The discussion below is of a general nature only and is not intended to be, nor should it be construed to be, legal, business or tax advice to any particular holder or prospective holder of Common Shares. The tax considerations relative to ownership and disposition of the Common Shares may vary from taxpayer to taxpayer depending on the taxpayer’s particular status. Accordingly, holders and prospective holders of Common Shares should consult their own tax advisors regarding any and all tax consequences of purchasing, owning and disposing of Common Shares.

Certain Canadian Federal Income Tax Consequences

The Company believes that the following is a summary of the principal Canadian federal income tax considerations generally applicable to holders of Common Shares who, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”): (i) will hold Common Shares as capital property; (ii) deal at arm’s length with the Company; (iii) do not and will not have a fixed base or permanent establishment in Canada; (iv) are not and will not be resident or deemed to be resident in Canada at any time while they hold Common Shares; (v) do not use or hold, and are not deemed to use or hold Common Shares in connection with carrying on a business in Canada; and (vi) in the case of a nonresident of Canada who carries on an insurance business in Canada and elsewhere, the Common Shares are not “designated insurance property” pursuant to the amendments to the Canadian Tax Act and Regulations publicly announced by the Minister of Finance prior to the date hereof (the “Proposed Amendments”) and are not effectively connected with an insurance business carried on in Canada at any time a (“non-resident holder”). This summary does not apply to a non-resident holder with respect to whom the Company is a foreign affiliate within the meaning of the Canadian Tax Act.

This summary is based on the current provisions of the Canadian Tax Act, the Regulations thereunder, the current provisions of the Canada-United States Income Tax Convention of 1980 (the “Tax Treaty”), and the current published administrative practices of Canada Customs and Revenue Agency (“CCRA”). This summary takes into account the Proposed Amendments and assumes that all the Proposed Amendments will be enacted in their present form. However, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all.

Except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

Dividends

Dividends paid or credited to a non-resident holder on the Common Shares will be subject to a non-resident withholding tax under the Canadian Tax Act at the rate of 25% although such rate may be reduced under the provisions of an applicable income tax treaty.

Disposition of Company Common Shares

A non-resident holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of Common Shares provided such shares are not “taxable Canadian property” to such holder at the time of disposition. Generally, the Common Shares will not be taxable Canadian property to a non-resident holder described above, provided that such shares are listed on a prescribed stock exchange (which currently includes the TSX and the NYSE), and the holder, persons with whom such holder does not deal at arm’s length, or the holder and such persons, has not owned (or had under option) 25% or more of the issued shares of any class or series of the capital stock of the Company at any time within five years preceding the date in question.

Even if the Common Shares are taxable Canadian property to a non-resident holder, the Tax Treaty may generally exempt such a holder who is resident in the United States for purposes of the Tax Treaty from tax in respect of the disposition provided the value of the Common Shares is not derived principally from real property situated in Canada. The Company is of the view that the value of the Common Shares is not currently derived principally from real property situated in Canada.

Certain United States Federal Income Tax Consequences

The Company believes that the following is a summary of the principal United States Federal income tax consequences under current law which are generally applicable to a U.S. Holder (as defined below) of Common Shares. This discussion does not address all potentially relevant United States Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of United States Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holders is made.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of Common Shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and which is organized under the laws of the United States or any political subdivision thereof, and any other person or entity whose ownership of Common Shares is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of United States Federal income tax law.

Distributions on Common Shares

U.S. Holders receiving distributions (including constructive distributions) with respect to Common Shares are required to include in their gross income for United States Federal income tax purposes, the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States Federal taxable income by those who itemize deductions. (See more detailed discussion under the heading “Foreign Tax Credit” below). To the extent that such distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a tax free return of capital up to the U.S. Holder’s adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares. Preferential tax rates for net capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation or is an entity taxable as a corporation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from amounts paid to) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or her worldwide taxable income.

Disposition of Common Shares

A U.S. Holder will recognize a gain or loss upon the sale of Common Shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) and shareholder’s tax basis in the Common Shares. This gain or loss will be a capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. Holder, and will be either a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of Common Shares.

Passive Foreign Investment Company

The Company may potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Internal Revenue Code of 1986, as amended, depending upon whether (i) 75% or more of its gross income is passive income; or (ii) 50% or more of the average amount of its assets produce (or are held for the production of) passive income.

For the years ended December 31, 2002, 2001 and 2000, the Company does believe that it is a PFIC as defined in Section 1297 of the Internal Revenue Code of 1986. The Company’s determination in this respect has been made after reviewing the PFIC provisions and applying such provisions to its past and present situations. Although it is considered unlikely, there can be no assurance that the Company’s determination concerning its PFIC status may not be challenged by the IRS, or that the Company will be able to satisfy record keeping requirements which are imposed on certain PFICs. The Company intends to make annual information available to each U.S. Holder as to its potential PFIC status and income to be reported.

If a U.S. Holder does not make an election with respect to a PFIC, such U.S. Holder may be subject to additional tax and to an interest charge upon receiving certain dividends from a PFIC, or upon the disposition of shares of a PFIC. The tax and interest charge are determined by allocating the distribution or gain over the U.S. Holder’s holding period of the stock, imposing tax at the highest rate in effect for each tax year to which the excess distribution is allocated, and calculating interest on that unpaid tax.

If the U.S. Holder makes a timely election either to treat a PFIC as a qualified electing fund (“QEF”) or to mark-to-market any publicly traded PFIC stock, the above-described rules generally will not apply. If a QEF election is made, a U.S. Holder would include annually in gross income his or her pro rata share of the PFIC’s ordinary earnings and net capital gain, regardless of whether such income or gain was actually distributed.

The mark-to-market election would cause a PFIC shareholder to include in income each year an amount equal to the excess, if any, of the fair value of the PFIC stock as of the close of the taxable year over the shareholder’s adjusted basis in such stock; or allow the shareholder a deduction for the excess, if any, of the adjusted basis of the PFIC stock over its fair market value as of the close of the taxable year. The shareholder’s adjusted basis in the PFIC stock is increased by the amount included in income and decreased by any deductions allowed.

The PFIC rules are exceedingly complex and, therefore, each U.S. Holder is encouraged and expected to consult his or her own tax advisor regarding the effect of the Company’s potential PFIC status on such U.S. Holder.

The foregoing summary is a general discussion of the United States Federal income tax considerations to U.S. Holders of Common Shares under current law. It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of Common Shares is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, and any other non U.S. Holders. In addition, U.S. Holders may be subject to state, local or foreign tax consequences. This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Holders and prospective holders should therefore consult their own tax advisors with respect to their particular circumstances. This discussion is limited to U.S. Holders who hold their Common Shares as capital assets.

F) Dividends and Paying Agents

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

G) Statement by Experts

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

H) Documents on Display

The documents and exhibits referred to in this document are available for inspection at the offices of Metallica Management Inc., 12200 East Briarwood Avenue, Suite 165, Centennial, Colorado USA 80112.

I) Subsidiary Information

The information referred to in this section is not required for reports filed in the United States.

ITEM 11 Quantitative and Qualitative Disclosures About Market Risk

The Company is a “Small Business Issuer” as such term is defined in Rule 12b-2 under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 12 Description of Securities Other than Equity Securities

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

PART II

ITEM 13 Defaults, Dividend Arrearages and Delinquencies

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its subsidiaries. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

Neither the Company nor any other person has (i) modified materially any instrument defining the rights of holders of any class of registered securities, (ii) modified materially or qualified the rights evidenced by any class of registered securities by issuing or modifying any other class of securities, or (iii) withdrawn or substituted a material amount of the assets securing any class of registered securities. There has been no change in the trustees or paying agents for any of the Company’s securities during the previous fiscal year.

ITEM 15 Controls and Procedures

     (a)  Evaluation of disclosure controls and procedures. Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 20-F, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the “Exchange Act”)) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

     (b)  Changes in internal controls. There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

ITEM 16 [Reserved]

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

PART III

ITEM 17 Financial Statements

The following financial statements are attached and incorporated herein:

ITEM 18 Financial Statements

See Item 17.

ITEM 19 Exhibits

The following exhibits are attached and incorporated herein:

Description of Document

1.1	Certificate of Incorporation	*

1.2	Certificate of Continuance dated July 16, 2002

1.3	Articles of Continuance dated July 16, 2002

1.4	By-Laws dated July 16, 2002

4.1	Employment Agreement between the Company and Richard J. Hall dated June 5, 2001	*

4.2	Employment Agreements between the Company and Fred H. Lightner dated May 16, 1997, April 1, 1999 and November 8, 1999	*

4.3	Employment Agreement between the Company and Bradley J. Blacketor dated May 16, 1997	*

4.4	Shareholder Rights Plan Agreement dated March 19, 1999	*

4.5	Loan Agreement between Metallica Barbados Inc. and Richard J. Hall dated June 26, 2000	*

Description of Document

4.6	Richard J. Hall Subscription Agreement dated November 8, 1999	*

4.7	Richard J. Hall Warrant Agreement dated November 8, 1999	*

4.8	Noranda Exploration Agreement dated September 14, 1999	*

4.9	Noranda Exploration Agreement dated February 10, 2000	*

4.10	Stock Acquisition and Shareholders’ Agreement between Raleigh Mining International Limited and Cambior de Mexico S.A. de C.V. and Minera San Xavier S.A. de C.V. dated January 21, 1998	*

4.11	Share Purchase Agreement between Glamis de Mexico, S.A. de C.V., Raleigh Mining International Limited, Metallica Resources Inc. and Minera San Xavier, S.A. de C.V. dated February 12, 2003

8	Subsidiaries of the Company

99.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

METALLICA RESOURCES INC.
(Registrant)

Date: May 5, 2003	By:	/s/ Bradley J. Blacketor
	Name:	Bradley J. Blacketor
	Title:	Chief Financial Officer and Secretary

CERTIFICATIONS

     I, Richard J. Hall, certify that:

1.     I have reviewed this annual report on Form 20-F of Metallica Resources Inc.;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 5, 2003

/s/ Richard J. Hall

Richard J. Hall
President and Chief Executive Officer

CERTIFICATIONS

     I, Bradley J. Blacketor, certify that:

1.     I have reviewed this annual report on Form 20-F of Metallica Resources Inc.;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 5, 2003

/s/ Bradley J. Blacketor

Bradley J. Blacketor
Chief Financial Officer and Secretary

Metallica Resources Inc.
(An Exploration Stage Company)

Consolidated Financial Statements
as at December 31, 2002 and 2001 and for the
years ended December 31, 2002, 2001 and 2000

Independent Auditors’ Report

To the Shareholders of Metallica Resources Inc.

We have audited the consolidated balance sheets of Metallica Resources Inc. as at December 31, 2002 and 2001, and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 in accordance with accounting principles generally accepted in Canada.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, Canada
February 21, 2003, except as to note 14(b), which is as of March 11, 2003

Metallica Resources Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
December 31, 2002 and 2001
U.S. dollars

	2002	2001

Assets
Current assets:
Cash and cash equivalents (Note 11)	$4,520,886	$2,562,101
Value-added tax and other current assets (Note 5)	285,480	220,064

	4,806,366	2,782,165
Mineral properties and deferred exploration expenditures (Note 3)	12,587,193	11,786,622
Fixed assets (Note 4)	92,283	93,436
Other assets (Note 5)	5,196	106,633

Total assets	$17,491,038	$14,768,856

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$153,017	$188,577
Provision for reclamation and property closure costs (Note 3(d))	150,000	126,000
Note payable (Note 6)	100,050	150,050

	403,067	464,627
Shareholders’ equity:
Share capital (Note 7) 32,449,167 common shares (2001: 28,472,978)	43,068,285	38,964,222
Deficit	(25,980,314)	(24,659,993)

	17,087,971	14,304,229

Total liabilities and shareholders’ equity	$17,491,038	$14,768,856

Contingencies and commitments (Note 10)
Subsequent events (Note 14)

Approved by the Board:

/s/ Craig J. Nelsen Craig J. Nelsen

/s/ Denis M. Marsh Denis M. Marsh

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Operations and Deficit
for the years ended December 31, 2002, 2001 and 2000
U.S. dollars, except share data

	2002	2001	2000

Interest income	$64,918	$69,900	$152,829

General and administrative expense	923,885	743,074	722,147
Exploration expense	246,828	198,971	214,000
Reclamation and property closure costs	198,749	51,000	—
Write-down of mineral properties and deferred exploration expenditures (Note 3)	21,000	2,892,086	6,670,194
Loss on sale of marketable securities (Note 3(a))	—	—	142,709

Loss before income taxes	(1,325,544)	(3,815,231)	(7,596,221)
Income tax (recovery) provision (Note 8)	(5,223)	10,795	3,243

Loss for the year	(1,320,321)	(3,826,026)	(7,599,464)
Deficit, beginning of year	(24,659,993)	(20,833,967)	(13,234,503)

Deficit, end of year	$(25,980,314)	$(24,659,993)	$(20,833,967)

Basic and diluted loss per share	$(0.04)	$(0.14)	$(0.28)

Weighted average number of common shares outstanding	31,295,063	27,290,979	27,016,825

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
for the years ended December 31, 2002, 2001 and 2000
U.S. dollars

	2002	2001	2000

Cash Flows Provided From (Used in) Operating Activities
Loss for the year	$(1,320,321)	$(3,826,026)	$(7,599,464)
Non-cash items:
Depreciation and amortization	8,638	5,852	7,557
Common share contribution to retirement plan	17,163	15,572	5,167
Reclamation and property closure costs	24,000	51,000	—
Write-down of mineral properties and deferred exploration expenditures	21,000	2,892,086	6,670,194
Loss on sale of marketable securities	—	—	142,709
Changes in non-cash working capital:
Value-added tax and other current assets	34,584	3,598	(76,941)
Accounts payable and accrued expenses	(16,159)	(24,837)	(74,569)
Other assets	1,238	29,097	(12,286)

	(1,229,857)	(853,658)	(937,633)
Cash Flows Provided From (Used in) Investing Activities
Mineral properties and deferred exploration expenditures	(886,771)	(1,049,811)	(1,529,783)
Reimbursement of joint venture costs	—	—	150,000
Proceeds from sale of marketable securities	—	—	108,920
Fixed assets disposals (acquisitions)	(18,348)	(5,554)	27,212

	(905,119)	(1,055,365)	(1,243,651)
Cash Flows Provided From (Used in) Financing Activities
Contributions to joint venture by joint venture partner	61,968	977,788	1,380,000
Repayment of note payable	(50,000)	(50,000)	(175,000)
Common shares issued for cash, net of issue costs	4,054,994	998,313	98,731
Proceeds from exercise of warrants	—	123,088	—
Proceeds from exercise of options	26,799	82,227	—
Loan to director	—	—	(100,000)

	4,093,761	2,131,416	1,203,731

Increase (decrease) in cash and cash equivalents	1,958,785	222,393	(977,553)
Cash and cash equivalents, beginning of year	2,562,101	2,339,708	3,317,261

Cash and cash equivalents, end of year	$4,520,886	$2,562,101	$2,339,708

Supplementary Cash Flow Information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

1.	Nature of Operations

Metallica Resources Inc. (the “Company”) is engaged in the exploration and acquisition of mineral deposits principally in Mexico and South America. At December 31, 2002, the Company is advancing a gold and silver development project in Mexico with Glamis Gold Ltd. (Notes 3(a) and 14). Construction of the mine is on hold pending the availability of financing. The Company is also advancing a copper and gold porphyry exploration project in Chile with Noranda Inc. (Note 3(b)) and is pursuing various other exploration projects in North and South America.

2.	Summary of Significant Accounting Policies

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. The significant measurement differences between these principles and those that would be applied to the Company under United States GAAP are described in Note 13.

Consolidation

These consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries, after elimination of intercompany balances and transactions.

· Datawave Sciences Inc.	· Metallica Management Inc.
· De Re Holdings Inc.	· Minera Metallica Limitada
· Desarrollos Metallica C.A	· MMM Exploraciones S.A. de C.V.
· Metallica (Barbados) Inc.	· Raleigh Mining International Limited
· Metallica Brazil Ltda

The Company’s 50% joint venture investment in Minera San Xavier, S.A. de C.V. (“MSX”) is included in these consolidated financial statements using the proportionate consolidation method.

Use of Estimates

The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those reported.

Foreign Currency Translation

The Company considers the U.S. dollar to be the functional currency of all of its operations and, accordingly, foreign currency amounts are translated into U.S. dollars using the temporal method. Monetary balances are translated at the rate of exchange at the balance sheet date, nonmonetary balances at historic exchange rates and revenue and expense items at average exchange rates. Foreign currency gains and losses are included in earnings for the period.

Commitments and Contingencies

The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes its operations comply in all material respects with all applicable laws and regulations.

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

Cash and Cash Equivalents

Cash and cash equivalents include cash in demand deposits and short-term money market investments that, on acquisition, have a term to maturity of three months or less.

Mineral Properties and Deferred Exploration Expenditures

The cost of mineral property interests and related exploration costs are capitalized until commercial production is established, the property is disposed of through sale or otherwise, or management believes that the recoverable value has declined. Reclamation costs are accrued and capitalized when management determines that an obligation exists and that the amount can be reasonably estimated. Expenditures related to grass roots exploration are expensed as incurred.

If a project is put into commercial production, capitalized costs would be depleted on the unit of production basis. Proceeds received from the partial sale or sale of any interest in a property are credited against the carrying cost of such property. If management determines that a project is not economically viable, the property and the related deferred expenditures are written off.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing and future profitable production or proceeds from the disposition of the properties.

Management of the Company regularly reviews the carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the property exceeds the estimated future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Fixed Assets, Depreciation and Amortization

Fixed assets are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the related assets. The following rates are being used:

Equipment	3 to 10 years
Vehicles	4 years
Buildings and leasehold improvements	3 to 17 years
Furniture	3 to 10 years

Provision for Reclamation Costs

Site restoration costs for exploration and development projects are estimated and charged to earnings when reasonably determinable.

Financial Instruments

At December 31, 2002 the carrying value of cash and cash equivalents, value-added tax and other current assets, accounts payable and accrued liabilities, and note payable approximate their fair value due to the relatively short period to maturity of the instruments.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method future tax assets

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.

Stock-based Compensation Plans

The Company has two stock-based compensation plans, which are described in Note 7. Effective January 1, 2002 the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants for stock-based compensation. As allowed by the recommendation, the Company has elected not to follow the fair value method of accounting for share options granted to employees and directors. Under the intrinsic value method adopted by the Company, no compensation expense is recorded if the exercise price of the share options is not less than the market price on the date of the grant. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.

Loss Per Share

Loss per share is determined using the weighted average number of shares outstanding during the year. All outstanding options and warrants are anti-dilutive; therefore, basic and diluted losses per share are the same.

3.	Mineral Properties and Deferred Exploration Expenditures

Mineral property costs and deferred exploration expenditures are summarized as follows:

	December 31, 2002

	Mineral	Deferred
	Property	Exploration
	Cost	Expenditures	Total

Cerro San Pedro, Mexico (a):
Balance at January 1, 2002	$3,601,493	$7,062,647	$10,664,140
Additions	8,193	374,277	382,470
Contributions to joint venture by joint venture partner	—	(61,968)	(61,968)

Balance at December 31, 2002	3,609,686	7,374,956	10,984,642
El Morro, Chile (b):
Balance at January 1, 2002	90,000	867,452	957,452
Additions	—	78,552	78,552

Balance at December 31, 2002	90,000	946,004	1,036,004
MIMK, Chile (c):
Balance at January 1, 2002	17,462	147,568	165,030
Additions	—	422,517	422,517
Write-offs	(7,700)	(13,300)	(21,000)

Balance at December 31, 2002	9,762	556,785	566,547

	$3,709,448	$8,877,745	$12,587,193

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

	December 31, 2001

	Mineral	Deferred
	Property	Exploration
	Cost	Expenditures	Total

Cerro San Pedro, Mexico (a):
Balance at January 1, 2001	$3,559,787	$7,295,301	$10,855,088
Additions	41,706	639,537	681,243
Contributions to joint venture by joint venture partner	—	(977,788)	(977,788)
Reclassification from fixed assets	—	105,597	105,597

Balance at December 31, 2001	3,601,493	7,062,647	10,664,140
El Morro, Chile (b):
Balance at January 1, 2001	90,000	851,039	941,039
Additions	—	16,413	16,413

Balance at December 31, 2001	90,000	867,452	957,452
MIMK, Chile (c):
Balance at January 1, 2001	12,488	82,510	94,998
Additions	4,974	65,058	70,032

Balance at December 31, 2001	17,462	147,568	165,030
Mara Rosa, Brazil (d):
Balance at January 1, 2001	927,146	1,732,817	2,659,963
Additions	—	282,123	282,123
Reduction to provision for reclamation costs	—	(50,000)	(50,000)
Write-offs	(927,146)	(1,964,940)	(2,892,086)

Balance at December 31, 2001	—	—	—

	$3,708,955	$8,077,667	$11,786,622

a)	Mexico – Cerro San Pedro Project

The Cerro San Pedro gold and silver project (the “Project”) is located in the State of San Luis Potosi, Mexico. The Project is owned by Minera San Xavier, S.A. de C.V. (“MSX’), which is owned 50% by Glamis de Mexico, S.A. de C.V. and 50% by the Company’s wholly owned subsidiary, Raleigh Mining International Limited. On February 12, 2003 the Company purchased Glamis de Mexico, S.A. de C.V.’s 50% interest in MSX for $18 million (Note 14 (a)).

The feasibility study for the Project is based on an open pit gold and silver mining operation with heap leach processing of ores. The federal, state and local mining permits necessary to commence construction of the Project have been received. MSX intends to proceed with construction of the Project subject to completion of certain requirements identified in the permits, market conditions and the availability of financing. Several governmental agencies periodically supervise compliance with the conditions identified in the permits. Although MSX is currently in compliance with the permit conditions, future non-compliance could result in the permits being revoked. In addition, various complaints have been filed against the government alleging that the permits should not have been granted. In the event that the government were to lose these lawsuits, the permits could be revoked.

The Project is subject to a 2% net smelter return (“NSR”) royalty interest in all mineral concessions presently owned or optioned by MSX. In addition, MSX has entered into an agreement with a former owner of certain mining concessions that provides for a 2.5% NSR royalty on any mining that occurs on the properties, subject to a maximum of $1.0 million. Although none of the former owner’s mining concessions are in the approved mine plan, the agreement provides for MSX to pay minimum annual royalties of $50,000 beginning in April 2003.

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

In January 1998, the Company entered into a joint venture agreement (the “Agreement”) whereby Cambior de Mexico S.A. de C.V., a wholly owned subsidiary of Cambior Inc. (collectively, “Cambior”), acquired 50% of the outstanding common shares of MSX. Under the terms of the Agreement, Cambior was required to provide $20 million in funding to the joint venture in the form of direct payment of the capital requirements of the Project or an equity contribution into the joint venture. In May 2000, Cambior sold its 50% interest to Glamis de Mexico S.A. de C.V., a wholly owned subsidiary of Glamis Gold Ltd. (collectively “Glamis”). Glamis assumed the remaining obligation on the $20 million funding commitment to MSX. Glamis attained the $20 million funding commitment by making the final $2 million cash contribution to MSX in January 2001.

The Agreement required that Cambior exchange 199,644 Cambior common shares, which were valued at approximately $1.5 million on January 21, 1998, for one million of the Company’s common shares. The Company’s investment in Cambior was sold in 2000 resulting in a loss on sale of $142,709.

At December 31, 2000 the Company wrote down its investment in MSX by $6,670,194 due to low precious metal prices.

The Company accounts for its investment in MSX using the proportionate consolidation method, whereby the Company’s 50% interest is combined with the financial results of the Company and its subsidiaries. The Company’s share of the assets and liabilities of MSX at December 31, 2002 and 2001, and cash flows of MSX for the three years ended December 31, 2002 are as follows:

	December 31,
	2002	2001

Current assets	$129,657	$442,552
Current liabilities	131,566	192,001

Working capital (deficit)	(1,909)	250,551
Fixed assets, net	75,299	85,309
Mineral properties	3,609,686	3,601,493
Deferred exploration expenditures	7,374,956	7,062,647

Net assets	$11,058,032	$11,000,000

	Year Ended December 31,
	2002	2001	2000

Cash inflow (outflow) from:
Operating activities	$131,546	$(34,402)	$(89,410)
Investing activities	(382,896)	(681,243)	(1,215,816)
Financing activities	11,968	902,738	1,205,000

Increase (decrease) in cash	$(239,382)	$187,093	$(100,226)

b)	Chile – El Morro Project

The Company’s activities in Chile are concentrated on gold and copper exploration targets. The El Morro project consists of the La Fortuna and El Morro properties. In September 1999 the Company entered into a revised option agreement to acquire a 100% interest in the La Fortuna mining concessions owned by BHP Minerals (“BHP”) by making aggregate payments to BHP of $1,690,000 over a four-year

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

period beginning July 1999. The option agreement also provides for BHP to retain a 2% NSR on the mining concessions. All payments owed pursuant to this agreement since September 1999 have been made by Noranda Inc. (“Noranda”) pursuant to the exploration agreement described below.

The Company also entered into an option agreement to acquire a 100% interest in the La Fortuna mining concessions owned by S.L.M. Cantarito and S.L.M. Tronquito (collectively, “Martin”) by making aggregate payments to Martin of $1.5 million, which was completed in December 2001. These properties are also subject to a 2% NSR royalty of which a 1% NSR can be repurchased by the Company for $500,000 at any time up to June 4, 2003. All payments owed pursuant to this agreement since September 1999 have been made by Noranda pursuant to the exploration agreement described below.

The Company acquired a 100% interest in the El Morro copper-gold property, which is adjacent to the La Fortuna property, by staking in 1998. As of December 31, 2002 the Company had incurred net deferred costs totaling $1,036,004 on the El Morro project.

The Company entered into an exploration agreement with Noranda to conduct an exploration program on the El Morro project in September 1999. In February 2000 the agreement was amended and provides for Noranda to earn up to a 70% interest in the project by making aggregate exploration and development expenditures of $10 million, including the BHP and Martin option payments, over a five-year period beginning September 1999 and a payment to the Company by September 14, 2005 of $10 million. The agreement also provided for Noranda to subscribe for a private placement in the Company for $1 million, which was completed in October 2001 by paying the Company $1 million in exchange for 918,563 Metallica common shares (Note 7). Noranda also made payments to the Company of $150,000 in each of 1999 and 2000 that have been recorded as a reduction to deferred exploration expenditures As of December 31, 2002 the Company has been advised that Noranda had incurred approximately $10 million of exploration and development expenditures on the El Morro project.

c)	Chile — MIMK Project

The MIMK project consisted of six copper-gold exploration properties that were acquired in 2000 by staking. At December 31, 2002 three of the MIMK properties with a carrying value of $21,000 were abandoned and written off. The three remaining MIMK properties have a carrying value of $566,547 as of December 31, 2002.

d)	Brazil — Mara Rosa Project

At December 31, 2001 the Company elected not to proceed with further exploration on the Mara Rosa project and wrote-off its $2,892,086 investment in the project. At December 31, 2002 and 2001 the Company had accrued estimated reclamation and property closure costs relating to the Mara Rosa project of $150,000 and $126,000, respectively.

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

4.	Fixed Assets

Fixed assets consist of the following at December 31, 2002 and 2001:

		Accumulated
		Depreciation
		and	Net Book
	Cost	Amortization	Value
	2002	2002	2002

Equipment	$100,183	$64,409	$35,774
Vehicles	60,517	58,205	2,312
Building and leasehold improvements	66,546	13,105	53,441
Furniture	23,220	22,464	756

Total	$250,466	$158,183	$92,283

		Accumulated
		Depreciation
		and	Net Book
	Cost	Amortization	Value
	2001	2001	2001

Equipment	$100,412	$70,995	$29,417
Vehicles	60,517	54,103	6,414
Building and leasehold improvements	66,546	9,815	56,731
Furniture	23,220	22,346	874

Total	$250,695	$157,259	$93,436

5.	Other Assets

The Company granted a $100,000 interest free loan to a director and officer in June 2000. The loan is collateralized by real property and is due in June 2003. At December 31, 2002, the loan is included in value-added tax and other current assets; at December 31, 2001, the loan is included in other assets. In the event that the underlying collateral is sold prior to June 2003, the loan is due and payable within 30 days of the date of sale unless additional collateral is provided that is acceptable to the Company.

6.	Note Payable

The note payable at December 31, 2002 and 2001 is collateralized by mineral properties held by MSX (Note 3(a)) and consists of the following:

	2002	2001

MSX debt, interest at 1% per month effective March 1, 2002, payable monthly	$100,050	$150,050
Less current portion	100,050	150,050

Long-term debt	$—	$—

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

7.	Share Capital

a)	Authorized Unlimited number of common and preferred shares without par value.

b)	Issued and Outstanding

	Year Ended December 31,

	2002		2001		2000

	Shares	Amount	Shares	Amount	Shares	Amount

Outstanding, beginning of year	28,472,978	$38,964,222	27,077,735	$37,744,962	26,809,877	$37,646,231
Shares issued in private placements (Notes 3 and 7(d))	3,900,000	4,054,994	918,563	998,313	267,858	98,731
Exercise of warrants (Note 7(d))	—	—	267,858	123,088	—	—
Exercise of stock options (Note 7 (c))	50,000	26,799	154,000	82,227	—	—
Shares issued for retirement Plan (Note 9)	26,189	22,270	55,551	15,632	—	—
Transfer agent share consolidation	—	—	(729)	—	—	—

Outstanding, end of year	32,449,167	$43,068,285	28,472,978	$38,964,222	27,077,735	$37,744,962

On March 19, 1999, the Company adopted a Shareholder Rights Plan whereby each shareholder of record was effectively issued one right for each common share held. In the event that a bidder acquires 20% or more of the outstanding voting shares of the Company, other than by a permitted bid or with the approval of the Board of Directors of the Company, the rights would become exercisable to purchase common shares of the Company at a 50% discount to the then current market price. In June 2002 the shareholders ratified the continued existence of the Shareholder Rights Plan to March 19, 2005.

c)	Options
The Company has two stock-based compensation plans. Under these plans the exercise price per share is equal to the closing market price the day prior to granting as quoted on the Toronto Stock Exchange. Each option allows for the purchase of one share and expires not later than ten years from the date it was granted. Options vest over a period up to three years depending on the date of grant.

If the Company had followed the fair value method of accounting, the Company would have recorded additional compensation expense totaling $24,770 for the year ended December 31, 2002. The pro forma effect on loss for the period, and basic and diluted loss per share, for the year ended December 31, 2002 had the Company followed the fair value method of accounting for stock-based compensation for options granted from January 1, 2002 is as follows:

Year Ended
December 31,
2002

Loss for the year	$1,320,321
Compensation expense	24,770

Pro forma loss for the year	$1,345,091

Basic and diluted loss per share:
As reported	$0.04
Pro forma	$0.04

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions: risk free rate of 4.5%; dividend

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

yield of 0%; volatility factor of the expected market price of the Company’s common stock of 50% and a weighted average expected life of the options of five years.

The following is a summary of options granted under these plans:

				Weighted Average Exercise Price
				(Canadian Dollars)
	Year Ended December 31,			Year Ended December 31,

	2002	2001	2000	2002	2001	2000

Outstanding, beginning of year	2,144,583	2,555,500	2,569,500	$1.01	$1.69	$1.82
Granted	87,500	811,250	141,000	1.39	0.83	0.45
Exercised	(50,000)	(154,000)	—	0.85	0.84	—
Forfeited	—	(18,667)	—	—	1.04	—
Expired	(175,000)	(1,049,500)	(155,000)	2.55	2.55	2.73

Outstanding, end of year	2,007,083	2,144,583	2,555,500	$0.90	$1.01	$1.69

Exercisable, end of year	1,678,333	1,558,750	2,236,500	$0.89	$1.09	$1.82

The following table summarizes information about stock options outstanding at December 31, 2002:

Range of		Weighted Average	Weighted Average
Exercise Prices		Remaining	Exercise Price
(Canadian Dollars)	Number Outstanding	Contractual Life	(Canadian Dollars)

$0.45 to $0.50	215,000	1.9 years	$0.47
$0.70 to $0.85	1,271,250	2.9 years	0.80
$1.11 to $1.39	445,833	1.8 years	1.16
$2.24	75,000	0.3 years	2.24

$0.45 to $2.24	2,007,083	2.5 years	$0.90

All outstanding options expire on or before June 2006.

d)	Warrants
On April 16, 2002, the Company sold 3.9 million shares pursuant to a private placement at a price of Cdn$1.80 per share for gross proceeds of Cdn$7.0 million (US$4,054,994 net of share issuance costs). Each common share includes one-half of a common share purchase warrant. Each whole common share purchase warrant is exercisable at a price of Cdn$2.00 per share for a period of one year.

The 267,858 common shares issued pursuant to a private placement in 2000 for net proceeds of $98,731 each had one common share purchase warrant attached. Each warrant allowed the holder to purchase one common share in the Company at a price of Cdn$0.70 per share. The warrants were exercised in June 2001.

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

8.	Income Taxes

The difference between the amount of reported consolidated income tax provision and the amount computed by multiplying the loss before income taxes by the Company’s combined effective Canadian federal and provincial tax rates of 38.62% (42.12% in 2001 and 45.62% in 2000) is reconciled as follows:

	2002	2001	2000

Income taxes computed using the effective tax rate	$(489,912)	$(1,606,975)	$(3,465,396)
Non-deductible write-down of mineral properties and deferred exploration expenditures	8,110	1,218,147	3,042,943
Net foreign losses subject to different tax rates	91,852	53,147	21,140
Earnings taxed at less than effective rate	(5,262)	(7,766)	(40,438)
Benefit of tax losses not recognized	389,989	354,242	444,994

Income tax (benefit) provision	$(5,223)	$10,795	$3,243

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at December 31, 2002 and 2001 are as follows:

	2002	2001

Future income tax assets:
Canada:
Net operating loss carryforwards	$2,326,000	$2,227,000
Mineral properties and deferred exploration expenditures	1,989,000	2,169,000
Deferred financing costs	125,000	4,000
Mexico:
Net operating loss carryforwards	3,517,000	4,630,000
Chile:
Net operating loss carryforwards	179,000	181,000
Barbados:
Net operating loss carryforwards	53,000	43,000
Mineral properties and deferred exploration expenditures	31,000	94,000
Other, net	6,000	7,000

Total future income tax assets	8,226,000	9,355,000
Less valuation allowance	(5,771,000)	(5,376,000)

Future income tax assets, net of valuation allowance	2,455,000	3,979,000
Future income tax liability:
Mexico:
Mineral properties and deferred exploration expenditures	2,455,000	3,979,000

Net future income tax assets	$—	$—

At December 31, 2002 the Company and its subsidiaries have available Canadian tax loss carryforwards of approximately $6 million that expire between the years 2003 and 2009, Mexican tax loss carryforwards of approximately $10 million that expire between the years 2005 and 2012, Chilean tax loss carryforwards of approximately $1 million that can be carried forward indefinitely and Barbados tax loss carryforwards of approximately $2 million that expire between the years 2006 and 2011.

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

9.     Pension Plan

The Company has a qualified defined contribution savings plan that covers all U.S. based salaried and hourly employees. When an employee meets certain eligibility requirements, the Company matches 50% of employee contributions up to 10% of base salary. Employees vest 100% in the employer matching contribution after three years of service. The Company’s matching contributions were $18,038, $15,572 and $18,963 for the years ended December 31, 2002, 2001 and 2000, respectively.

10.     Contingencies and Commitments

a)	MSX entered into a lease agreement with a group of individuals representing Ejido Cerro San Pedro for a 15-year period beginning February 1997. The lease provides for annual lease payments of $30,861 and grants MSX surface rights to Ejido Cerro San Pedro’s communal farm land at the proposed mine site. Another group of individuals has filed a lawsuit requesting nullification of the existing lease agreement with MSX alleging that they are the lawful representatives of Ejido Cerro San Pedro. In December 2002 a judgment was rendered in favor of the group of individuals who signed the lease agreement with MSX, which allows them to prove that they are the lawful representatives of Ejido Cerro San Pedro. Management anticipates that this matter will be resolved in favor of MSX.

b)	The Company leases certain facilities and equipment under long-term operating lease agreements. As of December 31, 2002, lease commitments for the next five years and thereafter, including the Company’s 50% share of MSX leases, are as follows:

2003	$55,700
2004	51,900
2005	49,300
2006	26,600
2007	22,400
Thereafter	112,000

11.	Supplementary cash flow information

Cash and cash equivalents include the following at December 31:

	2002	2001	2000

Cash on hand and balances with bank	$120,886	$459,288	$304,129
Short-term investments	4,400,000	2,102,813	2,035,579

	$4,520,886	$2,562,101	$2,339,708

The Company paid interest and income taxes as follows:

	2002	2001	2000

Income taxes	$13,000	$—	$—
Interest	$10,005	$—	$—

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

The Company incurred non-cash operating and financing activities as follows:

	2002	2001	2000

Non-cash operating activities:
Settlement of retirement plan obligation with common shares	$(22,270)	$(15,632)	$—
Non-cash financing activities:
Common shares issued for retirement plan contributions	$22,270	$15,632	$—

12.	Segment Information

The Company’s operations are limited to a single industry segment being the exploration of mineral properties for economically recoverable reserves. Segment assets by geographic location are as follows:

	December 31, 2002

	Mexico	Chile	United States	Total

Mineral properties and deferred exploration expenditures	$10,984,642	$1,602,551	$—	$12,587,193
Fixed assets, net	75,299	—	16,984	92,283

	$11,059,941	$1,602,551	$16,984	$12,679,476

	December 31, 2001

	Mexico	Chile	United States	Total

Mineral properties and deferred exploration expenditures	$10,664,1400	$1,122,482	$—	$11,786,622
Fixed assets, net	85,309	—	8,127	93,436

	$10,749,449	$1,122,482	$8,127	$11,880,058

13.	Reconciliation to United States GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. Significant measurement differences that materially affect these consolidated financial statements are as follows:

•	For United States GAAP, the Company has elected to continue to account for stock options using the intrinsic value method allowed by existing accounting pronouncements effective both in Canada and in the United States. As such, there are no differences in accounting for stock options.

•	As described in note 2, Canadian GAAP allows for the deferral of exploration expenditures. For United States GAAP, the Company expenses, as incurred, costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study has been prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

of such properties would then be measured periodically for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) 144.

•	Canadian GAAP provides for write-downs on the carrying value of the Company’s mineral properties and deferred exploration expenditures on a non-discounted cash flow basis when these assets have become impaired. At December 31, 2000, due to depressed gold and silver prices the Company determined that a $6,670,194 write-down to the carrying value of the Cerro San Pedro project was required. Under United States GAAP, which requires write-downs for impairment to be on a discounted cash flow basis, the carrying value of the Cerro San Pedro project was written down to the estimated present value of the project’s future cash flows of $3,559,787, resulting in a United States GAAP write-down of $14,110,407. During the year ended December 31, 2002, the Company wrote-off $99,762 of mineral property acquisition costs on unproven mineral properties.

•	Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under United States GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to United States GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders’ equity. Details of the Company’s share of the assets, liabilities and cash flows of the MSX joint venture are set out in Note 3(a).

Had the Company followed United States GAAP, certain items in the statements of operations and deficit and balance sheets would have been reported as follows:

Statement of Operations and Deficit

	For the Year Ended December 31,

	2002	2001	2000
Net loss:
Net loss, Canadian GAAP	$(1,320,321)	$(3,826,026)	$(7,599,464)
Net effect of write-down of mineral properties and deferred exploration expenditures	13,300	1,964,940	(5,400,546)
Net effect of deferred exploration expenditures	(600,831)	(313,594)	(121,273)

Net loss, U.S. GAAP	$(1,907,852)	$(2,174,680)	$(13,121,283)

Loss per share, U.S. GAAP	$(0.06)	$(0.08)	$(0.49)

Balance Sheet

	At December 31,

	2002		2001

	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
Mineral properties and deferred exploration expenditures	$12,587,193	$3,689,341	$11,786,622	$3,476,301

Shareholders’ equity	$17,087,971	$8,045,207	$14,304,229	$5,848,996

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

Statement of Cash Flows

	For the Year Ended December 31,

	2002	2001	2000
Cash flows from operating activities, Canadian GAAP	$(1,229,857)	$(853,658)	$(937,633)
Mineral properties and deferred exploration expenditures	(499,153)	(313,594)	(121,273)

Cash flows from operating activities, U.S. GAAP	$(1,729,010)	$(1,167,252)	$(1,058,906)

Cash flows from investing activities, Canadian GAAP	$(905,119)	$(1,055,365)	$(1,243,651)
Mineral properties and deferred exploration expenditures	499,153	313,594	121,273

Cash flows from investing activities, U.S. GAAP	$(405,966)	$(741,771)	$(1,122,378)

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) has issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is analyzing the impact of SFAS No. 143 and does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations when the company adopts the standard on January 1, 2003.

The FASB has issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

The Accounting Standards Board of the Canadian Institute of Chartered Accountants (“CICA”) has issued CICA 3063 Impairment of Long-lived Assets. This standard is effective for years beginning on or after April 1, 2003 and establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The Company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations

The CICA has approved, subject to written ballot, a new Handbook section, “Asset Retirement Obligations,” to replace the current guidance on future removal and site restoration costs included in the CICA accounting standard 3061, “Property, Plant and Equipment.” The standard is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The Company does not expect that the implementation of this new standard will have a material impact on its consolidated financial position or results of operations.

The FASB has issued Financial Interpretation No. 46, “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51,” (FIN 46). FIN 46 requires that when the majority equity owner of a variable interest entity holds an equity ownership representing less than 10% of the total assets of the variable interest

Metallica Resources Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

entity, the primary beneficiary of the variable interest entity be required to consolidate the variable interest entity. FIN 46 is effective for fiscal periods beginning after June 15, 2003, for variable interests acquired before February 1, 2003, and for variable interests created after January 31, 2003. The Company expects to adopt FIN 46 on January 1, 2003 and has not yet determined the effect of adopting this interpretation.

14.	Subsequent Events

a)	On February 12, 2003 the Company acquired Glamis’ 50% interest in MSX, owner of the Cerro San Pedro gold and silver project in Mexico, for $18 million adjusted for 50% of MSX’s working capital. The purchase terms are as follows:

(i)	$2 million paid at closing.

(ii)	50% of MSX’s working capital due to Glamis, or 50% of MSX’s working capital deficit due to the Company, within 30 days closing.

(iii)	$5 million due on or before August 12, 2003.

(iv)	$6 million in cash or the Company’s common shares due on February 12, 2004.

(v)	$2.5 million due at commencement of commercial production.

(vi)	$2.5 million due one year from commencement of commercial production.

Glamis will also receive a sliding scale royalty when monthly average gold prices exceed $325 per ounce.

b)	On March 11, 2003 the Company closed a private placement of 10.1 million shares at a price of $1.50 per share for gross proceeds of Cdn$15.1 million. Each common share includes one-half of a common share purchase warrant. Each whole common share purchase warrant is exercisable at a price of Cdn$2.00 per share for a period of two years to March 11, 2005.

Table of Exhibits

Description of Document

1.1	Certificate of Incorporation	*

1.2	Certificate of Continuance dated July 16, 2002

1.3	Articles of Continuance dated July 16, 2002

1.4	By-Laws dated July 16, 2002

4.1	Employment Agreement between the Company and Richard J. Hall dated June 5, 2001	*

4.2	Employment Agreements between the Company and Fred H. Lightner dated May 16, 1997, April 1, 1999 and November 8, 1999	*

4.3	Employment Agreement between the Company and Bradley J. Blacketor dated May 16, 1997	*

4.4	Shareholder Rights Plan Agreement dated March 19, 1999	*

4.5	Loan Agreement between Metallica Barbados Inc. and Richard J. Hall dated June 26, 2000	*

4.6	Richard J. Hall Subscription Agreement dated November 8, 1999	*

4.7	Richard J. Hall Warrant Agreement dated November 8, 1999	*

4.8	Noranda Exploration Agreement dated September 14, 1999	*

4.9	Noranda Exploration Agreement dated February 10, 2000	*

4.10	Stock Acquisition and Shareholders’ Agreement between Raleigh Mining International Limited and Cambior de Mexico S.A. de C.V. and Minera San Xavier S.A. de C.V. dated January 21, 1998	*

4.11	Share Purchase Agreement between Glamis de Mexico, S.A. de C.V., Raleigh Mining International Limited, Metallica Resources Inc. and Minera San Xavier, S.A. de C.V. dated February 12, 2003

8	Subsidiaries of the Company

99.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed.