Form 20-F
period 2003-12-31
METALLICA RESOURCES INC
filed 2004-05-19
CIK 927993

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 0-26854

METALLICA RESOURCES INC.

(Exact name of Registrant as specified in its charter)

METALLICA RESOURCES INC.

(Translation of Registrant’s name into English)

Federally Incorporated in Canada

(Jurisdiction of incorporation or organization)

36 Toronto Street, Suite 1000, Toronto, Ontario, Canada M5C 2C5
Telephone: 1-888-933-0313

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each	Name of each exchange
Class	on which registered
COMMON SHARES WITHOUT PAR VALUE	AMERICAN STOCK EXCHANGE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE

(Title of Class)

The number of outstanding shares of the issuer’s Common Shares, no par value, as of December 31, 2003 was 81,763,885.

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

dore - A precious metals smelter product in bar or bullion form that is subsequently refined to high purity gold and silver.

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

Indicated Mineral Resource(1) - That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource(1) - That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Measured Mineral Resource(1) - That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

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

probable mineral reserve(1) - The economically mineable part of an indicated and in some circumstances a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

proven/probable reserves(1) - reserves in which the difference in degree of assurance between proven and probable cannot be reliably defined.

proven mineral reserve(1) - The economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

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

(1) Please refer to “Use of Mineral Reserve and Resource Terminology” on page 10 of this document.

PART I

Forward-Looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “will”, “estimate”, “anticipate”, “project” and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks and uncertainties and other factors, including those described under “Item 3. Key Information –D”. Risk Factors in this Annual Report on Form 20-F, which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company’s properties being at the exploration or development stage; uncertainty of obtaining additional funding; effects on the Company’s operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters; permitting requirements applicable to the Company’s Cerro San Pedro project; risks of liability for environmental damage; risks relating to legal proceedings; and risks associated with international business operations. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Use of Mineral Reserve and Resource Terminology

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

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources: This document uses the terms “measured and indicated resources”. The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: This document uses the term “inferred resources”. The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally minable.

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

	Year Ended December 31,
	(in thousands, except per share data)
	2003	2002	2001	2000	1999
Working capital	$59,738	$4,403	$2,318	$2,125	$3,208
Mineral properties and deferred exploration	26,574	12,587	11,787	14,551	23,607
Fixed assets, net	235	92	93	199	234
Total assets	93,354	17,491	14,769	17,475	27,606
Net assets	86,566	17,088	14,304	16,911	24,411
Share capital	106,786	43,068	38,964	37,745	37,646
Warrants	7,470	—	—	—	—
Deficit	(27,696)	(25,980)	(24,660)	(20,834)	(13,235)
Interest income	158	65	70	153	177
Income from option payments	150	—	—	—	—
General and administrative expenses	1,252	924	743	722	1,013
Exploration expense	219	247	199	214	249
Reclamation and property closure costs	17	199	51	—	—
Write-down of mineral properties and deferred exploration expenditures	704	21	2,892	6,670	21
Foreign exchange (gain) loss	(610)	3	1	—	—
Loss for the year	(1,716)	(1,320)	(3,826)	(7,599)	(2,413)
Basic and diluted loss per share	(0.04)	(0.04)	(0.14)	(0.28)	(0.10)
Dividends per share	—	—	—	—	—
Weighted average number of shares outstanding	42,865	31,295	27,291	27,016	24,685

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. For information about significant differences between Canadian and United States GAAP as applicable to the Company’s financial statements, see Note 13 to the consolidated financial statements.

•	Canadian GAAP allows for the deferral of exploration expenditures. For United States GAAP, the Company expenses, as incurred, costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study has been prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) 144.

•	Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under United States GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to United States GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders’ equity. MSX became a wholly owned subsidiary of the Company on February 12, 2003.

Had the Company followed United States GAAP, certain items in the statements of operations and deficit and balance sheets would have been reported as follows:

	Year Ended December 31,
	(in thousands, except per share data)
	2003	2002	2001	2000	1999
Mineral properties and deferred exploration expenditures	$18,173	$3,689	$3,476	$4,589	$19,023
Shareholders’ equity	78,165	8,190	5,849	6,804	19,827
Write-down of mineral properties and deferred exploration expenditures	—	8	927	12,071	—
Exploration expense	426	848	564	335	1,260
Loss for the year	(1,219)	(1,908)	(2,175)	(13,121)	(3,424)
Loss per share	($0.03)	($0.06)	($0.08)	($0.49)	($0.14)

Currency and Exchange Rates

All dollar amounts set forth in this report are in United States dollars, except where otherwise indicated. The following tables set forth (i) the high and low exchange rate for the Canadian dollar, expressed in U.S. dollars, for each of the six months ended December 2003 based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York; and (ii) the average exchange rate for the Canadian dollar, expressed in U.S. dollars, during each of the periods indicated based on the rates in effect on the last day of each month during such periods.

	April	March	February	January	December	November
	2004	2004	2004	2004	2003	2003
High Rate	.7637	.7645	.7629	.7480	.7738	.7708
Low Rate	.7293	.7418	.7439	.7496	.7460	.7484

	2003	2002	2001	2000	1999
Average Rate During Period	.7452	.6369	.6462	.6732	.6833

On May 10, 2004 the noon exchange rate in New York City for cable transfer in United States dollars as certified for customs purposes by the Federal Reserve Bank of New York was $0.7177 U.S. = $1.00 Canadian.

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

The Company has no history of producing gold, silver or other metals. The development of the Cerro San Pedro project in Mexico will require the construction and operation of a mine, processing plant and related infrastructure. As a result, the Company is subject to all of the risks associated with establishing a new mining operation and business enterprise. There can be no assurance that the Company will successfully establish mining operations or profitably produce gold and silver at the Cerro San Pedro project.

Although the Company believes that it has sufficient cash balances to complete construction of its Cerro San Pedro project and to cover projected cash flow deficiencies during the initial months of project operations, the Company may incur construction cost overruns or other cost overruns during mine start-up. There can be no assurance that the Company will have enough funds to cover these costs or that the Company would be able to obtain alternative sources of financing to cover these costs.

Mine Development. Feasibility studies are used to determine the economic viability of a deposit. Many factors are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates and the estimate of future gold prices. Capital and operating cost estimates are based upon many factors, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, ground and mining conditions, expected recovery rates of the gold from the ore and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and as a result, the Company cannot give any assurance that its development or exploration projects will become operating mines. If a mine is developed, actual operating results may differ from those anticipated in a feasibility study.

Mineral Reserves and Resources Estimates. The definitions of proven and probable mineral reserves, and measured, indicated and inferred mineral resources are set forth in National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian securities regulators which contains the parameters of disclosure for issuers engaged in significant mining operations. A reader in the United States should be aware that the definition standards enunciated in National Instrument 43-101 differ in certain respects from those set forth in SEC Industry Guide 7. The figures presented for both mineral reserves and mineral resources herein are only estimates. The estimating of mineral reserves and mineral resources is a subjective process and the accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any reserve or resource estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ materially from the Company’s estimates.

Estimated mineral reserves or mineral resources may have to be recalculated based on changes in gold or silver prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence reserve or resource estimates. Market price fluctuations for gold or silver, increased production costs or reduced recovery rates, or other factors may render the present proven and probable mineral reserves of the Company uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material writedowns in the Company’s investment in the affected mining properties and increased amortization, reclamation and closure charges.

Regulation. Mining operations and exploration activities are subject to various federal, state, provincial and local laws and regulations governing prospecting, development, mining, production, importing and exporting of minerals; taxes; labor standards; occupational health; waste disposal; protection of the environment; mine safety; toxic substances; and other matters. In many cases, licenses and permits are required to conduct mining operations and are subject to periodic renewal. There is no assurance that such permits will be granted or that they will be renewed in a timely manner. Furthermore, once a permit is granted, compliance with the permit requirements must be maintained, otherwise the permit could be revoked. The application process for such permits can take from months to years, depending upon the backlog of applications and other conditions affecting the regulatory agencies in countries where the Company conducts operations, i.e., Mexico and Chile. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. Amendments to such legislation, as well as other laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a material adverse impact on the Company’s operations. The Company believes that it is substantially in compliance with all applicable laws and regulations affecting its activities and operations. Under certain circumstances, the Company may be required to close an operation until a particular problem is remedied or to undertake other remedial actions.

The above regulatory requirements to which the Company is subject include certain operating and other permits at its Cerro San Pedro project that require periodic or annual renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits during mine construction and operations at Cerro San Pedro. These permits include, but are not limited to, annual renewal of the local municipal construction permit, receipt of a blasting operations permit and annual renewals thereafter, annual renewal of titles to water rights and receipt of an environmental license that is issued at commencement of operations. Although the Company is currently in full compliance with its existing permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company may be forced to suspend project construction or operations.

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

Legal proceedings. The Company is directly and indirectly involved in various lawsuits that relate to its Cerro San Pedro project in Mexico. These include a lawsuit relating to the validity of its lease agreement for access to surface rights at the proposed mine site. In the event of an adverse outcome from certain of these lawsuits, the Company’s ability to complete construction and operate this mine could be impaired. The Company is a party to various other litigation or other adversary proceedings in both Mexico and Chile. The cost of defending such claims may take away from management time and effort and if determined adversely to the Company, may have a material and adverse effect on its cash flows, results of operations and financial condition. Refer to “Item 8. Consolidated Financial Statements and Other Financial Information – Legal Proceedings” and “Item 4. D – Property, Plant and Equipment” for details of current actions pending.

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

Title to Properties. While the Company has verified title to its properties according to usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects which could be material and adverse to the Company. The Company has received notice that an Agrarian Court in Mexico has nullified a lease agreement for surface rights at its Cerro San Pedro project in Mexico. Refer to “Item 8. Consolidated Statements and Other Financial Information – Legal Proceedings” for details of current actions pending.

International Business Risks. The Company’s present activities are in Mexico and Chile. As with all types of international business operations, currency fluctuations, exchange controls, restrictions on foreign investment, changes to tax regimes, civil unrest or political action could impair the value of the Company’s investments.

Most of the Company’s activities are transacted in U.S. dollars. On the other hand, most of the Company’s fund raising activities are in Canadian dollars. Fluctuations in relative currency values between the Canadian dollar and the U.S. dollar may adversely affect the Company’s financial position and results of operations. The Company presently maintains most of its cash balances in Canadian dollars.

The Cerro San Pedro project is located in Mexico and the Company’s other property interests are located in Chile. The Company’s mineral exploration and development and mining activities may be affected in varying degrees by political stability and governmental regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes in Mexico or the other countries where the Company’s properties are located are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to, among other things, the restrictions on production, price controls, export controls, income and withholding taxes, expropriation of property, environmental legislation, land use, water use and mine safety. A deterioration in economic conditions or other factors could result in a change in government policies. Moreover, if social unrest develops in the future, this could have a material adverse effect on the Company’s activities.

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

Reliance on Management. The Company is heavily reliant on the experience and expertise of its senior officers, specifically Richard J. Hall, President and Chief Executive Officer, Fred H. Lightner, Senior Vice President and Chief Operating Officer, and Bradley J. Blacketor, Vice President, Chief Financial Officer and Secretary. If any of these individuals should cease to be available to manage the affairs of the Company, its activities and operations could be adversely affected.

Conflicts of Interest. Certain directors and officers of the Company are associated with other companies which may acquire interests in mineral properties. Craig J. Nelsen, Chairman of the board of directors, is the Executive Vice President of Exploration for Gold Fields Ltd., a gold mining company. Dennis M. Marsh, a director of the Company, is the Senior Vice President of Beutel, Goodman & Company Ltd., an investment counseling firm. J. Alan Spence, a director of the Company, is President of Spence Resource Management Inc., a mineral resource consulting firm. Ian A. Shaw, a director of the Company, is an independent financial consultant to the mining industry and is an executive officer or director to various companies in the mining industry. Oliver Lennox-King, a director of the Company, is Chairman of Southern Cross Resources Inc., a uranium mining company, and is a director of various other companies in the mining industry. Such associations may in the future give rise to conflicts of interest from time to time.

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

On February 12, 2003, the Company acquired Glamis Gold Ltd.’s (“Glamis”) 50% equity interest in Minera San Xavier, S.A. de C.V. (“MSX”) for $18 million, less certain adjustments. As a result of the purchase, the Company owns 100% of the issued and outstanding shares of MSX, the owner of the Cerro San Pedro gold and silver project in Mexico.

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

Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years

In the past three fiscal years, the Company has had four principal exploration projects that have required capital expenditures by the Company totaling $15.6 million (Cerro San Pedro, Mexico - $14.5 million; El Morro, Chile - $0.1 million; MIMK and other projects, Chile - $0.7 million and Mara Rosa, Brazil - $0.3 million). The majority of capital expenditures made over the past three fiscal years on the Company’s El Morro project have been incurred by the Company’s joint venture partner, Noranda Inc. (“Noranda”), pursuant to earn-in requirements. In addition, the majority of capital expenditures made in 2001 and 2002 on the Cerro San Pedro project were made by the Company’s former joint venture partner, Glamis, pursuant to earn-in requirements. The Company has funded 100% of project development costs on the Cerro San Pedro project since its acquisition of Glamis’ 50% interest in the project on February 12, 2003. For further information about this acquisition, please see “— D. Property, Plant and Equipment - The Cerro San Pedro Project, Mexico.” At December 31, 2001 the Company wrote-off its $2.9 million investment in its Mara Rosa project in Brazil.

Current and Planned Capital Expenditures/Divestitures

Pursuant to an exploration agreement, Noranda is obligated to fund all exploration costs on the El Morro project through September 14, 2005 until it either makes a $10 million payment to the Company, that is due on or before September 14, 2005, or forfeits its option to earn a 70% interest in the project. The exploration agreement with Noranda provides that Noranda must spend $10 million on exploration and development expenditures, in addition to other requirements, in order to earn a 70% interest in the El Morro project. For further information about this exploration agreement, please see “ – D. Property, Plant and Equipment - The El Morro Project, Chile.” Noranda has informed the Company that it had met the required $10 million expenditure on exploration and project development as required under the exploration agreement. Noranda continues to be obligated to maintain the El Morro project in good standing and fund all holding and exploration costs until it makes the $10 million payment to the Company or forfeits its option. If and when Noranda makes the $10 million payment to the Company, the Company will be required to fund its 30% share of future exploration costs on the El Morro project. In the event that Noranda elects to terminate its option to earn a 70% interest in the El Morro project, the Company will be required to fund any future exploration costs associated with the project. Noranda has informed the Company that it intends to spend approximately $1.7 million on the El Morro project in 2004. Noranda’s 2004 budget includes an estimated 8,000 meters of core drilling directed principally at the La Fortuna area of the El Morro project.

On February 12, 2003, the Company acquired Glamis’ 50% interest in the Cerro San Pedro project. The Company now owns 100% of the Cerro San Pedro project and is responsible for 100% of project development costs. The project feasibility study estimates an initial capital requirement of $28.2 million plus

$3 million for working capital. Project construction began in February 2004 and it is anticipated that project construction will be completed in 2004.

The Company has budged $0.5 million for exploration expenditures on its MIMK and other Chilean projects for 2004.

The Company may have further capital requirements to the extent it decides to develop other properties or to take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to it. In addition, the Company may incur major unanticipated liabilities or expenses.

As of March 31, 2004, the Company had working capital of $47.6 million and no long-term debt. The Company believes its current working capital is sufficient for it to complete development of the Cerro San Pedro project and to continue its planned exploration and development activities for at least the next twelve months. The Company’s ability to continue its planned exploration and development activities also depends in part on its ability to complete construction, commence operations and generate free cash flow from its Cerro San Pedro mine. The Company may be required to obtain additional financing in the future to fund future exploration and development activities or acquisitions of additional properties or other interests that may be appropriate to enhance the Company’s financial or operating interests. The Company has historically raised capital through equity financing and in the future may raise capital through equity or debt financing, joint ventures, production sharing arrangements or other means. There can be no assurance that the Company will be able to obtain necessary financing in a timely manner on acceptable terms, if at all.

In November 2003, the Company entered into an option agreement to sell its 100% interest in the Mara Rosa project for $450,000. The Company has received $350,000 of non-refundable option payments pursuant to the option agreement as of May 10, 2004. The final $100,000 payment is due by July 20, 2004.

Public Takeover Offers

During the current and previous fiscal year, the Company has not received any public takeover offers from third parties nor has the Company made any such takeover offers.

B) Business Overview

The Company, through its subsidiaries, is presently engaged in the business of exploring for precious and base metals in North and South America, principally Mexico and Chile. Through its subsidiaries, the Company has held interests in mineral exploration projects in Mexico, Chile and Brazil during the past three years. The Company’s mineral development and exploration activities are currently focused on the Cerro San Pedro gold/silver project in Mexico, the El Morro copper/gold project in Chile and the MIMK copper/gold project in Chile and other preliminary stage gold projects in Chile. See “ — D. Property, Plant and Equipment” for further information about these projects.

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

The protection of the environment is currently a priority for the government of Mexico. Although several environmental protection laws and regulations had been issued since 1946, it was not until enactment of the General Law on Ecological Equilibrium and Protection of the Environment in 1992 that important steps were taken in this regard. The Ministry of Social Development and the Ministry of Agriculture and Water Resources are mainly responsible for the protection and preservation of the environment in Mexico. A number of permits and authorizations with regard to environmental protection are required for mining and exploration-related activities. The Ministry of Social Development’s authorization is required for all major exploration activities. Permits required for mining and plant operation include the following: annual municipal construction and operating license, annual blasting permit, road crossing permit, environmental license due at commencement of operations, radio frequency permit, septic tank permit, water rights usage permit, power line permit and a hazardous materials handling permit. In addition, there are regulations concerning noise, gas and dust emission, dumps, oil and fuel storage, and electrical transformers. Please see “— D. Property, Plant and Equipment — The Cerro San Pedro Project, Mexico — Environmental” for information about environmental permitting in Mexico.

The Company’s El Morro copper/gold project, and MIMK copper/gold project and other preliminary stage exploration projects are located in Chile. Information about governmental regulation, including environmental regulation, in Chile is included in “ —D. Property, Plant and Equipment — The El Morro Project, Chile — Mineral Property Summary” and “ — Environmental Permitting.”

C) Organizational Structure

The following chart illustrates the inter-corporate relationships among the Company and its subsidiaries.

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
SAN LUIS POTOSI
Aguascalientes
0 50 100
KILOMETERS
EL NEGRITE
ENRIQUE ESTRADA
PALMA DE LA CRUZ
RANCHO NUEVO
OPEN PIT
WEST WASTE DUMP
Cerro de San Pedro
Run-of Mine Haul Road
Explosive Magazine
Office and Truck Shop
Lime Bin
LEACH PAD
Leach Ponds and Process Plant
TO SAN LUIS POTOSI
CUESTA DE CAMPA
La Zapatilla (Relocated)
EL PORTEZUELO
LA CRUZ
LOS GOMEZ
LA FLORIDA
PANALILLO
LA LIBERTAD
SCALE IN METERS

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

On February 12, 2003, the Company purchased Glamis’ 50% interest in the Cerro San Pedro project for $18 million plus a sliding scale net smelter returns royalty when monthly average gold prices equal or exceed $325/ounce. The payment terms are as follows:

•	$2.0 million paid at closing.

•	50% of MSX working capital deficit totaling $58,000 paid to the Company.

•	$5.0 million due on or before August 12, 2003 (paid on August 12, 2004).

•	$6.0 million in cash or in the Company’s common shares due on February 12, 2004 (paid on February 10, 2004).

•	$2.5 million due at commencement of commercial production.

•	$2.5 million due one year from commencement of commercial production

Royalties are due and payable based on the following monthly average gold prices:

• Below $325/ounce	0.0%

• $325 to $350/ounce	0.5%

• $350 to $375/ounce	1.0%

• $375 to $400/ounce	1.5%

• Over $400/ounce	2.0%

On March 24, 2004, the Company acquired from Glamis the aforementioned sliding scale net smelter returns royalty for $2.25 million, and agreed to prepay the remaining $5.0 million of contingent production payments owed to Glamis pursuant to the February 12, 2003 purchase agreement. The Company has completed all of its payment obligations to Glamis resulting from its acquisition of Glamis’ 50% interest in MSX in February 2003.

In September 2003, Washington Group International released a mine development plan for the Cerro San Pedro project. The Washington Group mine development plan was reformatted to comply with Canadian Securities Administrators National Instrument 43-101, Standards of Disclosure for Mineral Projects, and released by Washington Group as a Technical Report in December 2003. Collectively, the mine development plan and the Technical Report are referred to in this document as the “Development Plan”. The engineering, procurement and construction management cost estimates for the Development Plan were prepared by The Industrial Company (“TIC”) of Steamboat Springs, Colorado, and represent an update to Glamis' November 2000 ROM feasibility study. Washington Group International of Boise, Idaho provided the Development Plan estimates for contract mining and earthworks associated with construction of the mine. The Development Plan capital cost estimate to develop the mine is $28.2 million, plus $3 million for working capital. The Development Plan is discussed in further detail below.

In December 2003, MSX entered into a contract with a subsidiary of Washington Group International to provide site development and contract mining services for the Cerro San Pedro project. The estimated value of the contract, over the pre-production period and estimated mine life of approximately 10 years, is approximately $105 million. The contract provides that MSX may terminate the contract at any time prior to the end of the ten-year term; however, MSX will be obligated to pay the following early termination and mobilization to Washington Group as follows:

Termination
Termination Period	Fees
Pre-production	$11,560,000
Year 1	$10,160,000
Year 2	$7,460,000
Year 3	$4,760,000
Year 4	$2,960,000
Year 5	$2,360,000
Year 6	$2,060,000
Year 7	$1,660,000
Year 8	$1,360,000
Year 9	—

The Washington Group contract is filed with this Annual Report on Form 20-F as an exhibit.

In February 2004, MSX commenced construction of the Cerro San Pedro project. It is anticipated that the project will be completed by the end of 2004, with commercial production occurring during 2005.

In March 2004, MSX entered into a contract with a subsidiary of TIC to provide procurement, engineering and construction services for the Cerro San Pedro project. The estimated value of the contract is $18.6 million, all of which is expected to be incurred by the Company in 2004. A copy of the contract is filed with this Annual Report on Form 20-F as an exhibit.

Mineral Property Summary

The mineral rights at the Cerro San Pedro project consist of 48 mineral concessions, covering an area of 2,975 hectares or 7,348 acres. The details of the mineral concessions and related groupings comprising the Cerro San Pedro project are as follows in Table A:

TABLE A
CERRO SAN PEDRO MINERAL PROPERTY SUMMARY
Cerro San Pedro Mineral Concessions

		Concession	Title
Group	Concession Name	Type	Number	Hectares
La Princesa: 100% Minera San Xavier
1	La Princesa	Exploitation	180298	5.5916
2	La Princesa Poniente	Exploitation	180366	0.0076
3	Begonia	Exploitation	181179	10.0000
4	Santa Ana	Exploitation	180598	8.0000
5	Santa Ana Sur	Exploitation	180597	1.5076
6	Los Blancos	Exploitation	181180	9.0394
7	Gogorron	Exploitation	180300	9.6250
8	San Nicolás	Exploitation	180608	6.9788
9	San Nicolás Sur	Exploitation	180610	1.4896
10	San Nicolás Suroeste	Exploitation	180609	0.1923
11	Los Riscos	Exploitation	182282	4.3474
12	La Concepción	Exploitation	182281	4.0000
13	Cristina 2	Exploitation	180938	0.5537
14	Cristina	Exploitation	186321	93.6228
15	Gama	Exploitation	179256	41.6391
16	La Canoa	Exploitation	186370	3.4799
17	La Canoa 2	Exploitation	180948	0.6649
18	La Canoa 3	Exploitation	184906	0.0051

Cerro San Pedro Mineral Concessions

		Concession	Title
Group	Concession Name	Type	Number	Hectares
La Princesa: 100% Minera San Xavier
19	Omega	Exploitation	193390	2.0576
20	Omega 2	Exploitation	180958	0.1687
21	San Salvador	Exploitation	186268	12.9399
22	Triblin	Exploitation	187088	18.2808
23	La Victoria	Exploitation	185387	10.3797
24	El Barreno	Exploitation	179603	11.2359
25	La Lotería	Exploitation	184377	3.8809
26	San Fausto	Exploitation	179722	1.5000
27	Maria del Pilar	Exploitation	179259	0.0049
28	El Campeón	Exploitation	179257	0.2072
29	Toro de Oro	Exploitation	206548	99.5187
30	Gumercinda	Exploitation	205211	20.0000

			Subtotal	380.9191
La Princesa Optionor: Antonio Álvarez Ruiz
31	Porvenir I	Exploitation	183925	12.0000
32	Porvenir II	Exploitation	186269	2.9981

			Subtotal	14.9981
Not Grouped Exploitation 100% Minera San Xavier
33	Gabriel	Exploitation	211849	18.0000
34	Pedro	Exploitation	217859	1,969.5070
35	Pedro 2	Exploitation	219079	421.8333
36	Gitano	Exploitation	219000	64.0000
37	Porvenir IV Fracc.A	Exploitation	220628	55.0957
38	Porvenir IV Fracc.B	Exploitation	216926	1.3237

			Subtotal	2529.7600
Not Grouped Exploitation. Optionor: Antonio Álvarez Ruiz
39	Porvenir	Exploitation	214835	4.4241
40	Porvenir III	Exploitation	212189	11.9902
41	Porvenir V	Exploitation	218428	11.7876

			Subtotal	28.2019
Pedro. 100% Minera San Xavier
42	La Virgen 2004	Exploration	208466	10.0000

			Subtotal	10.0000
Not Grouped Exploration. 100% Minera San Xavier
43	Mark 2005	Exploration	210667	0.0529
44	Aracely 2005	Exploration	210668	9.3396
45	Davide 2006	Exploration	211606	0.0788
46	Laura Maria 2008	Exploration	215499	1.0976
47	Tania 2008	Exploration	215896	0.6860
48	Maria Sofia 2008	Exploration	215378	0.0247

			Subtotal	11.2796

			Total	2,975.1584

All of the mining concessions have been acquired primarily through purchase agreements and to a lesser extent through staking. Approximately $5.3 million has been spent to acquire the aforementioned mining concessions and other concessions that have subsequently been dropped due to their limited strategic value.

The exploration concessions #42 through #48 are valid through various dates from October 2004 through

March 2008. MSX intends to submit applications to the Mexican regulatory authority, the Director General of Mines (“DGM”), to convert the exploration concessions into exploitation concessions prior to their expiry.

All of the aforementioned exploitation concessions begin to expire in December 2036 through February 2053, subject to the timely filing periodic reports and the timely payment of taxes. The exploitation concessions may be extended for an additional 50-years period upon five years notice. The Company does not anticipate that the extensions to the exploitation concessions will be required. All the exploitation and exploration concessions are held by MSX without any encumbrances except for the following:

1)	The exploitation concessions optioned from Antonio Alvarez Ruiz (#31, #32, #39, #40 and #41) are subject to a 2.5% royalty on the net smelting income, subject to maximum cumulative payments totaling $1 million. Minimum annual royalties in the amount of $50,000 are due and payable on April 1st of each year beginning in 2003. The Company made minimum royalty payments of $50,000 on April 1st of 2003 and 2004.

2)	Concessions #13 to #20 were subject to a amended note agreement totaling $200,100 dated February 18, 2003. The note was paid in full in January 2004.

Although the Company has investigated title to its exploration and exploitation concessions at the Cerro San Pedro project, there is no guarantee that title to such concessions will not be challenged. In addition, certain environmental permitting requirements must be satisfied prior to commencing mining operations under an exploitation concession.

Environmental

Environmental Permitting Requirements

Mexican environmental regulations addressing permitting and operation of mines have been subject to significant changes in recent years with new standards and policies continuing to be developed. The General Law on Ecological Equilibrium and Protection of the Environment requires certain types of projects, including mining operations, to complete a Manifestacion de Impacto Ambiental [Manifest of Environmental Impact] (“MIA”), if the project has the potential to cause an ecological imbalance or to exceed limits and conditions in applicable environmental regulations. Although not required for any previously permitted mining project in Mexico, an expanded MIA level does exist and can, in certain situations, be mandated.

A major objective of the MIA process is to demonstrate that the project impacts will be in compliance with principal environmental regulations for prevention of water and air pollution, noise limits, hazardous waste use and transport, and in compliance with the Normas Oficiales Mexicanas [Official Mexican Standards].

Environmental and Other Permit Status

The MIA for the development of the Cerro San Pedro Project was submitted to the Mexican Federal agency, Secretaria de Medio Ambiente y Recursos Naturales [Secretary of Environment and Natural Resources] (“SEMARNAT”) in October of 1997. An MIA approval resolution was issued in March 1999 by SEMARNAT. The MIA approval order from SEMARNAT lists 100 terms and conditions and 9 recommendations which MSX is required to observe with respect to its operations at the Cerro San Pedro Project. Many of these items are normal business activities associated with the running of a mine. The conditions considered by the Corporation to be most important are: i) stabilization and monitoring of the CSP Church; (ii) offer to relocate several families in the village of Cerro de San Pedro who are located within the immediate vicinity of the mine; (iii) establishing reclamation funding/bonding requirements for the project; and (iv) rescue and relocation of certain cactus species located in the area of the planned mine and leach pad. These items are discussed below under Environmental Permitting Compliance. The MIA is the primary federal permit required for the approval of the proposed mine. The issuance of the MIA is a precondition for the issuance of related state and local permits necessary for mine construction.

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

As a result of the change in planned mine development from a three-stage crushing circuit to the ROM scenario as proposed in the Glamis Feasibility Study, amendments to the previously granted MIA and the Construction License were required. After filing the modification request in early 2001, MSX received approval for the Construction License modification in October 2001 and approval for the MIA modification in April 2002.

The MIA that was issued on February 26, 1999 is valid for a twelve-year period and includes eight years for project exploitation and four years for reclamation. MSX will be required to apply for an extension within 60 days of the February 26, 2011 MIA expiration date in order to extend the MIA term to adequately cover the proposed mining and reclamation period of approximately 11 years. The municipal construction license must be renewed annually on July 1st. In the event that the MIA or the municipal construction licenses are not renewed when they expire, MSX may be required to cease project construction or mining operations. The Land Use License is valid over the life of the mining operation and will not require any renewals or extensions.

MSX is required to comply with existing permit conditions and obtain additional permits and licenses from various regulatory and governmental authorities during mine construction and mine operations at Cerro San Pedro. These permits and licenses include, but are not limited to, receipt of a blasting operations permit and annual renewals thereafter, annual renewal of titles to water rights, a power line permit, septic tank permits and receipt of an environmental license that is issued at commencement of operations. Although MSX is currently in full compliance with its existing permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that MSX is not in compliance with its existing permits, MSX may be forced to suspend project construction or mine operations.

The most important of MSX’s permits and licenses that must be received or renewed within the next couple of months are the blasting operations permit and the July 1st renewal of the municipal construction license. The project construction schedule requires that the blasting permit must be received by the end of May 2004. In the event that the blasting permit is not received by then, suspension of construction activities at the Cerro San Pedro project will begin. MSX is working with various governmental and regulatory authorities to secure this permit; however, there are no assurances that this permit will be granted in a timely manner, if at all.

Environmental Permitting Compliance

The MIA includes certain conditions that must be met and ongoing compliance that must be performed in order to maintain the permit in good standing. The most significant conditions that must be met during mine construction or prior to mine operations are: i) stabilization and monitoring of the CSP Church; (ii) offer to relocate several families in the village of Cerro de San Pedro who are located within the immediate vicinity of the mine; (iii) establishing reclamation funding/bonding requirements for the project; and (iv) rescue and relocation of certain cactus species located in the area of the planned mine and leach pad.

The CSP Church is over 200 years old and is located approximately 50 meters from the proposed open pit for the Cerro San Pedro mine. Numerous historical underground workings from prior mining activity in the area have raised issues regarding the stability of the CSP Church, particularly during blasting periods at the mine. MSX submitted a proposal in early 2003 to the Mexican governmental agency responsible for historic structures and to the priest at the CSP Church, to stabilize the CSP Church and install blast-monitoring equipment. In October 2003, the relevant governmental agency and the Archdiocese of San Luis Potosi authorized the structural stabilization and installation of blast monitoring equipment at the CSP Church. This authorization represented the final compliance issue which required approval prior to commencing mine construction. The work will be accomplished by a trust fund managed by an independent technical committee and other interested parties, and will be funded by MSX. Various studies made by architectural and engineering experts have estimated the cost of the work to be $230,000. In March 2004, MSX made a $230,000 deposit to the trust fund to cover the estimated work commitment. MSX has applied for release of this permit condition with the relevant governmental agency. Receipt of the release is currently pending.

The mining permits require that MSX offer to relocate all full-time residents living within a defined buffer zone of the immediate mine area that wish to move; however, MSX has agreed to relocate all full-time residents who feel that they may be impacted by the mine. Those residents who choose to relocate will be given title to a new home located approximately 500 meters to the east of the mine area, and will retain ownership of and access to their existing home in the town of Cerro de San Pedro. For the residents who choose to relocate, the permits require that the relocation be completed prior to commencement of mine operations. MSX has offered each of the 24 permanent families that live in the village of Cerro de San Pedro a choice of any one of the following relocation and/or financial support options: a) A new house located a distance further away from the mine area, or b) A cash payment for repairs and/or upgrades to their existing house, along with a monthly cash payment for the inconvenience of the mining operations, or c) A larger monthly cash payment for the inconvenience of the mining operations. In the event that the all of the 24 families accept the offer, the maximum cost of the relocation/financial support payments is estimated to be $850,000. MSX has executed an agreement with the state and municipal authorities to use a joint effort to ensure that the proper safety precautions are taken to protect the public, especially during blasting operations. MSX is not required, and does not intend, to obtain control of all the property located within the safety buffer zone; however, MSX will continue to acquire property within the safety buffer zone from owners that choose to engage in private negotiations.

In January 2003, an archeological survey commenced in the area of the proposed leach pads. The objective of the survey was to catalog any artifacts of historical significance in the area. The survey was completed in late 2003 and resulted in certain areas in the proposed leach pad being restricted from use. MSX has completed a re-design of the leach pad which avoids the restricted area.

The closure and reclamation strategy for the Cerro San Pedro Project has been developed by the Company with the assistance of independent consultants with the specific objective of leaving the land in a useful, safe and stable configuration capable of supporting native plant life, wildlife habitat, watershed functions, and limited livestock grazing. MSX submitted the Reclamation and Closure Plan to SEMARNAT on April 28, 2000. In February 2004, SEMARNAT agreed to allow MSX to fund its reclamation obligation in stages over the planned 8.3-year mine life. The details of how the periodic funding amounts will be calculated and the timing of the payments have not yet been determined. The schedule for completing the closure activities is controlled by the requirements contained in the MIA, specifically that site reclamation is required to be completed within four years of final processing. In the Development Plan, the total closure and reclamation costs are estimated at $4.3 million.

In addition MSX has relocated certain cactus species which grow throughout the project area and are considered endangered, rare, and subject to special protection by SEMARNAT. A botanical garden has been established to provide an area to transplant and protect vegetation that has been removed from the areas that are impacted by the construction of the mine site facilities. A nursery has been built to provide an environment where vegetation that will be used during reclamation can be grown from seed. The cactus relocation program was completed in April 2004.

MSX has committed to mitigating impacts associated with previous mining operations at Cerro San Pedro. The mitigating measures include the removal of historical waste rock along the Cerro San Pedro streambed and placement of such waste material within the planned waste dumps as well as the removal of the cyanide leached material from the recent vat leach operation conducted by a previous small operator at Cerro San Pedro. This material will be relocated to the lined leach pad.

Surface and Water Rights Acquisition

In order to commence construction of the Cerro San Pedro mine, surface rights agreements were required to be in place for all land to be disturbed by, or immediately adjacent to, the proposed mine operation. MSX began acquiring surface rights in 1996 from titled landowners, “possessionary rights” holders, and from the three local Ejidos (Cuesta de Campa, Palma de la Cruz and Cerro San Pedro). (An Ejido is an association of individuals who communally own and manage the rural lands surrounding their village.) In the case of the Ejidos, MSX has obtained surface occupation lease agreements with all three Ejidos that own property in the Cerro San Pedro area. A total of 470 hectares are under lease agreements with annual aggregate lease payments of approximately $24,000. The leases grant MSX temporary occupancy for a period of 15 years (through January 2011), and may be extended by MSX for an additional 15 years at the Mexican peso-denominated lease rate, adjusted for the percentage increase in the Mexican minimum wage from February 1997 through February 2011. The increase is expected to approximate the rate of inflation in Mexico. The leases may be terminated by MSX at any time, but with a penalty equal to one year’s lease payment.

On August 7, 2002, a lawsuit was filed in the Mexican Agrarian Court in which a contesting group claimed to be the rightful representatives of the Ejido Cerro San Pedro communal farmland. The contesting group claim states that the Ejido Cerro San Pedro lease agreement with MSX for 290 hectares of surface rights, which was executed in February 1997, is not valid because the individuals who executed the agreement were not the legal representatives of Ejido Cerro San Pedro. In December 2002, the Agrarian Court ruled in favor of the individuals who signed the lease agreement with MSX, which allowed these individuals to prove that they were the legal representatives of Ejido Cerro San Pedro. In February 2004, the Agrarian Court declared the Ejido Cerro San Pedro lease agreement with MSX to be null and void. The Agrarian Court did not rule that MSX had to either cease construction of the project or vacate the land, nor did it rule that the original ejido members were not the legal representatives of Ejido Cerro San Pedro. The Agrarian Court issued MSX a stay of execution in April 2004, which has the effect of continuing MSX’s legal access to the ground pending the ruling in a Federal Court of an appeal of the Agrarian Court’s decision filed by both MSX and the original ejido members. Once the appeal in the Federal Court has been heard, it will then proceed to issue a ruling. It is expected this ruling will occur no later than October 2004; however, between now and the time of the ruling, the stay of execution will remain in place. In addition to the legal appeal, MSX is pursuing all other means available to it in order to establish secure land tenure. In the event that the Agrarian Court decision is confirmed by the Federal Court, and in the event that MSX is unsuccessful in its other efforts to secure land tenure, MSX may be required to cease project construction activities or mine operations.

In May 2001, MSX relocated 20 families from the village of La Zapatilla to a new village approximately two kilometers to the southwest of Cerro San Pedro mine site. The cost to acquire the surface rights at the old village of La Zapatilla and the cost to construct the new village of La Zapatilla totaled approximately $1.6 million.

Water rights are federally-owned in Mexico and administered by an agency of the federal government; the Comision Nacional de Agua (“CNA”). CNA has granted water concessions to private parties throughout the defined San Luis Potosi Hydrologic Basin (“Basin”). As no new water rights are being issued in the Basin, new users of water must purchase rights from private parties. The Cerro San Pedro project is forecast to use an average of approximately one million cubic meters of water per year. MSX has acquired pumping rights for 866,000 cubic meters per year, which includes 234,000 cubic meters that were purchased in 2003. MSX has applications pending with CNA to acquire an additional 144,234 cubic meters of water rights. Included in the 866,000 cubic meters are 250,000 cubic meters that are subject to a lease agreement. The lease agreement provides that 100,000 cubic meters must be returned to the lessor upon the lessor’s request, whereas the remaining 150,000 cubic meters have a lease term that is valid until November 2008. In the event that MSX is required to return the 100,000 cubic meters of water rights, MSX will be required to purchase additional water rights from private parties.

In 2002, a lawsuit was filed against MSX alleging that water rights for 360,000 cubic meters per year were sold to MSX by individuals who did not legally own the water rights. These water rights are in addition to the 866,000 cubic meters that MSX currently owns or leases, and are not subject to any disputes. A judge is expected to rule on the lawsuit in 2004. In the event that the ruling is ultimately in favor of MSX, MSX will likely have excess water rights that may be sold.

To the extent that MSX has not used its water rights within three years of being acquired, it must apply for three-year extensions with CNA in order to retain the water rights. MSX’s water rights began to expire in October 2003. All of MSX’s water rights that were scheduled to expire in 2003 and through April 2004 have been granted three-year extensions by CNA. MSX intends to continue to apply for three-year extensions for all of its water rights as they approach expiration. In the event that MSX begins mine operations within three years of the date of the extensions, MSX will not be required to apply for any additional extensions through the end of the mine life. However, upon commencement of mine operations, MSX must renew its water rights titles at various intervals during the mine operations. In the event that the water rights title renewals are not granted, MSX may be required to purchase or lease additional water rights from private parties.

The 1.01 million cubic meters of water rights that are owned or leased by MSX have been acquired from eleven wells throughout the Basin. All of these water rights have been, or will be, transferred to a well at La Zapatilla. The La Zapatilla well was constructed in July 1999 and has a total pumping capacity of approximately two million cubic meters of water per year. The La Zapatilla well is located 1.5 kilometers west of the proposed leach pad, which is where most of the Cerro San Pedro project water consumption will take place. Approximately $903,000 has been spent to date on the acquisition of water rights.

Access; Infrastructure

Access to the project area is by paved and improved gravel roads from the city of San Luis Potosi (“SLP”), a distance of approximately 20 kilometers. The city of SLP has a population of approximately one million and has an adequate airport with frequent flights to Mexico City, Monterrey, Houston and other major cities.

A 115 kv power line will need to be constructed to supply the project with electricity. The power line will be 11.3 kilometers in length and will run from an existing substation to a location near the leach pad. The right of way for the new power line will follow next to an existing power line, but a separate right-of-way had to be negotiated with the affected landowners. Approximately 98% of the 25.35 hectares of required right-of-way has been acquired at a cost of $203,000. In 2002, MSX was notified by Mexican authorities that it will not be required to purchase the remaining 2% of the right-of-way. In the event that MSX elects to acquire the remaining 2% right-of-way, the cost is not expected to be material. The cost to install the 115 kv power line and build the power substation is estimated at $1.9 million.

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

In September 2003, Washington Group International prepared a Development Plan for the Cerro San Pedro project. The Development Plan updated the cost estimates used in the Glamis Feasibility Study and re-examined the project economics using contract mining. The capital cost estimates for the Development Plan were prepared by TIC and represent an update to Glamis’ November 2000 ROM feasibility study. The Development Plan also incorporated the updated mineral reserve estimate from the

February 2003 WLR Consulting Technical Report. Both the WLR Consulting Inc. Technical Report and the Development Plan are discussed in more detail below:

WLR Consulting Inc. Technical Report

The following is a summary of information contained in the WLR Consulting Inc. dated February 4, 2003:

It should be noted that the geological model and the metallurgical recoveries for the Glamis Feasibility Study has not been revised or amended. The only revisions have been the metal prices, the addition of certain rock types into the definition of ore, and the mine operating cost estimates used to calculate the mineral reserves. The mineable reserves of the Glamis Feasibility Study were based on a $275 per ounce gold price and a $5.25 per ounce silver price. The mineral reserves have been recalculated in this technical report with revised prices of $325 per ounce gold and $4.62 per ounce silver.

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

The mineral resource was evaluated using various estimation methods. The RK method was determined to be the best at characterizing the grade distribution and was therefore used to calculate the mineral resource. The mineral resource is presented by resource classification and cut-off grades in Table B. The mineral resource estimate was established by William L. Rose, the author of the WLR Technical Report, which is dated February 4, 2003.

The resource estimate is classified on the basis of these parameters:

•	Measured: All estimated blocks that had a minimum of two drillholes within one-half of the variogram range from the block center.

•	Indicated: All estimated blocks that had a minimum of two drillholes within the variogram range from the block center.

•	Inferred: All other estimated blocks.

TABLE B
CERRO SAN PEDRO MINERAL RESOURCE ESTIMATE

	0.20 g/t Au			0.30 g/t Au			0.40 g/t Au
Rock Type	Ktonnes	Au	Ag	Ktonnes	Au	Ag	Ktonnes	Au	Ag
Measured	154,953	0.50	17.82	114,173	0.59	20.18	79,433	0.69	23.13
Indicated	61,849	0.38	10.12	33,866	0.49	12.55	18,546	0.61	14.84
Total Measured and Indicated	216,802	0.47	15.62	148,039	0.57	18.43	97,979	0.67	21.56
Inferred	21,584	0.37	8.20	11,649	0.48	9.07	6,917	0.57	10.18

These resources do not reflect economic pit designs, but rather are limited to reporting a geologic resource.

Pit limit evaluations of the Cerro San Pedro deposit employed the Lerchs-Grossmann algorithm to determine the extent of economic open pit mining based on run-of-mine ore. Process recoveries and processing costs used in these pit limit evaluations are summarized in Table C. Other operating costs, including mining costs and general and administrative costs, used in these pit limit evaluations are summarized in Table C.

TABLE C
PIT LIMIT INPUT PARAMETERS

Able	Gold	Silver	Processing
Rock Type	Recovery (%)	Recovery (%)	Cost ($/t ore)
Porphyry Oxide	75	40	1.01
Porphyry Mixed	30	40	1.80
Porphyry Sulfide	20	30	1.80
Begoñia Limestone	55	25	1.01
Hospital Limestone	35	10	1.01
Barrano Limestones & MnOx	20	5	1.01
All other rock types (waste)	0	0	n/a

Other economic and overall slope angle parameters are summarized in Table D.

TABLE D
PIT LIMIT ECONOMIC INPUT PARAMETERS(1)

Parameter	Value
Gold price	$325	/ oz
Silver price	$4.62	/ oz
Refining recovery for gold	99.5%
Refining recovery for silver	98.0%
Freight and refining cost for gold	$3.00	/ oz
Freight and refining cost for silver	$0.15	/ oz
Gross receipts royalty	1.95%
Mining cost – ore	$0.97	/ t
Mining cost – waste	$0.85	/ t
General and administration cost	$0.20	/ t ore
Slope angles on NW, N & NE walls (no ramps)	55	degrees
Slope angles on E, SE, SW and W walls	45	degrees

(1)	The economic parameters presented above have been estimated by the Company and have provisions for possible contract mining at Cerro San Pedro.

Mineral Reserves

Total mineral reserves at prices of $325/oz Au and $4.62/oz Ag are estimated at 61.1 million tonnes grading 0.59 g/t Au and 24.0 g/t Ag. Waste stripping is estimated at 74 million tonnes, resulting in a strip ratio of 1.21 tonnes of waste per tonne of ore. The total material tonnage for the designed ultimate pit is 135 million tonnes.

Table E shows the breakdown of the mineral reserves by classification. These reserve estimates include both proven and probable material, which correspond to measured and indicated resources within the designed economic (ultimate) pit limits. All inferred material was treated as waste.

TABLE E
Mineral Reserve Summary by Classification
@ $325/ounce Gold and $4.62/ounce Silver

	Ore	Au	Ag	Waste	Total
Classification	ktonnes	(g/t)	(g/t)	ktonnes	ktonnes
Proven	58,857	0.59	23.9	46,154	105,011
Probable	2,199	0.61	26.6	14,763	16,962
Inferred	—	—	—	13,071	13,071
Total	61,056	0.59	24.0	73,988	135,044

Conclusion

The results of this Technical Report illustrate that the use of a higher gold price will result in an increase in mineral reserves for the Cerro San Pedro deposit. The Glamis Feasibility Study used metal prices of $275 per ounce for gold and $5.25 per ounce of silver and reported a mineral reserve of 49.2 million tonnes grading 0.57 g/t Au and 23.0 g/t Ag, with a strip ratio of 1.46 tonnes of waste per tonne of ore. At a gold price of $325 per ounce and a silver price of $4.62 per ounce, the mineral reserves were increased to 61.1 million tonnes grading 0.59 g/t Au and 24.0 g/t Ag with a strip ratio of 1.21 tonnes of waste per tonne of ore.

Washington Group International Development Plan

The following is a summary of information contained in the Washington Group International Development Plan dated September 2003:

Background

The Washington Group International Development Dlan (the “Development Plan”) for the Cerro San Project updated the cost estimates of the Glamis Feasibility Study to 2003 and re-examined the project economics using contract mining. The Development Plan was prepared to present the current project design, operating philosophy, capital and operating costs, and economics for the Cerro San Pedro gold/silver project located in the State of San Luis Potosi, Mexico. The project will be developed as an open pit mine producing ROM ore that will be heap leached with precious metal recovery using a Merrill-Crowe plant to produce gold/silver doré on site.

Four feasibility studies have been prepared for the project to date. Welsh Engineering Science & Technology, Inc. (Westec) produced the first feasibility study. Kilborn International, Inc. (Kilborn) produced a feasibility study for Metallica in 1997; Cambior prepared a feasibility study in December 1999; and the Glamis Feasibility Study was prepared in November 2000. This Development Plan utilizes reports that were generated from the previous feasibility studies, as well as more recent work, to support the current design and operating concepts.

Areas of study and primary sources of geologic and mining information contained in the Development Plan are summarized in Table F.

TABLE F

Sources of Information for Geology and Mining Sections of the Development Plan

Area	Services Provided	Name of Company/Consultant
Geology	Management	Minera San Xavier
	Assaying	Bondar Clegg
	Modeling, Resource Estimation	Minera San Xavier
	Deposit Geology	Mark Petersen, Consultant
	Mineralogy/Petrography	Petrographic Consultants, Intl.

Mining	Ore Reserves/Mine Design	Glamis / Mine Reserves Associates
	Model Verification	Independent Mining Consultants, Inc.
GeoSight, Inc.
Glamis / Mine Reserves Associates
WLR Consulting Inc.
	Previous Reserve Evaluations	Cambior
	Slope Stability	Brawner & Associates

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

A complex deformation history, including of pre-mineral folding, thrusting, normal, reverse, and wrench faulting, accompanied by porphyry dike intrusion are considered to be the primary factors behind the localization of mineralization at Cerro San Pedro. District geology is characterized by complexly folded and faulted Cretaceous limestones that have been intruded by a large dike or plug of diorite to quartz diorite porphyry of late Cretaceous to early Tertiary age. Gold-silver mineralization occurs in association with disseminated iron oxides and sulfides hosted within the porphyry intrusive (Porphyry Oxide, Mixed and Sulfide) and its surrounding limestone host rocks (from oldest to youngest – the Begonia, Hospital, and Barreno Limestones). Porphyry Oxide-hosted mineralization is distributed in a well-developed zone of stockwork fracturing and pervasive hydrothermal alteration developed around the intersection between several systems of cross-cutting north, east, northeast, and northwest trending shear zones. These structures extend into the surrounding limestone country rocks as higher-grade veins, chimneys, and mantos. A large body of Porphyry Mixed and Porphyry Sulfide-hosted Au-Ag-Zn sulfide mineralization also underlies the main zone of Au-Ag Porphyry Oxide mineralization. The bulk of the potentially economic mineralization is hosted within the porphyry diorite rock type.

Mineral Reserves

The mineral reserves presented in the Development Plan were prepared by WLR Consulting, Inc. of Lakewood, Colorado, and are presented above in the summary of the WLR Consulting Inc. Technical Report.

Mine Tonnage and Grades:

The Development Plan assumes a total of 135.1 million tonnes of material will be mined and 61.1 million tonnes of ore will be processed at Cerro San Pedro over a mine life of 8.3 years, at an average of approximately 7.4 million tonnes per year. A summary of the annual mine production schedule is presented in Table G.

TABLE G
MINE PRODUCTION SCHEDULE

	Ore	Gold Grade g	Silver Grade g	Waste	Total	Strip
Project Period	ktonnes	Au/t	Ag/ t	ktonnes	ktonnes	Ratio
Pre-production	551	0.94	45.20	6,701	7,252	12.16
Year 1	5,501	0.66	24.97	14,700	20,201	2.67
Year 2	7,502	0.60	31.21	12,700	20,202	1.69
Year 3	7,498	0.56	24.07	12,700	20,198	1.69
Year 4	7,501	0.57	21.55	12,700	20,201	1.69
Year 5	7,498	0.50	22.84	10,400	17,898	1.39
Year 6	7,501	0.59	24.63	2,250	9,751	0.30
Year 7	7,502	0.74	27.49	800	8,302	0.11
Year 8	7,500	0.54	17.87	925	8,425	0.12
Year 9	2,521	0.33	12.10	198	2,719	0.08
Total	61,075	0.59	23.99	74,074	135,149	1.21

Gold and Silver Production:

A summary of annual estimated gold and silver production from the Development Plan is presented in Table H. Estimated life-of-mine recovered ounces total 721,946 ounces of gold and 16.9 million ounces of silver.

TABLE H
SUMMARY OF ANNUAL PRECIOUS METAL PRODUCTION

		Silver
	Gold	Ounces
	Ounces	(thousands)
Estimated Annual Production
Year 1	63,779	1,580
Year 2	87,519	2,091
Year 3	91,831	2,076
Year 4	93,309	1,938
Year 5	83,897	2,008
Year 6	95,502	2,167
Year 7	108,541	2,466
Year 8	72,633	1,833
Year 9	23,126	645
Year 10	1,809	78
Total	721,946	16,882

A general layout of the Cerro San Pedro mine facilities as proposed under the Development Plan is presented in Figure 2.

Figure 2. General Layout of the Mine and Facilities

Mining Operations

The Cerro San Pedro Project will be developed as an open pit mine producing run-of-mine ore that will be heap leached with precious metal recovery using a Merrill-Crowe plant to produce gold/silver doré on site. Ore will be hauled directly from the pit to the leach pad via a 2 kilometre haul road. The leach pad will have the capacity for 61 million tonnes of ore and the precious metals are recovered from the pregnant heap leach solution using a typical Merrill-Crowe zinc precipitation plant. Metal production is expected to be about 63,800 ounces of gold and 1.6 million ounces of silver in the first year and then average 90,400 ounces of gold and 2.1 million ounces of silver for Years 2 through 8 with production tapering off in years 9 and 10.

A summary of the major production, cost, and economic projections are presented in Table I

TABLE I
SUMMARY OF PRODUCTION, AND COST PROJECTIONS

Open Pit Mining /
FLOWSHEET	ROM Leaching
ORE RESERVES(1)
Tonnes of Ore	61,100,000
Grade of Gold (g/t)	0.59
Grade of Silver (g/t)	24.0 g/t
Waste to Ore Ratio	1.21
Contained Gold (oz)	1,150,295
Contained Silver (oz)	47,112,000
PRODUCTION DATA
Mining Life (years)	8.3
Operating Life (years)	10 to 11
Total Recovered Au (oz)	722,000
Total Recovered Ag (oz)	16,900,000
Average Au Recovery (%)	62.8
Average Ag Recovery (%)	35.8
Average Annual Gold Production (oz)	90,500
Average Annual Silver Production (oz)	2,082,000
COST DATA (2)
Initial Capital Cost (to production)	$28,200,000
Total Capital Cost (over project life)	$32,200,000
Mining Cost per tonne of ore	$2.11
Processing Cost per tonne of ore	$0.98
G & A Cost per tonne of ore	$0.38
Total Cost per tonne of ore	$3.47
G. I.(3) Total Cash Costs per oz. of gold	$163
G.I. Total Production Costs(4) per oz. of gold	$215

(1)	at a $325 /oz gold price and a $4.62 / oz silver price

(2)	at a $350 /oz gold price and a $5.00 / oz silver price

(3)	G. I. Total Cash Costs means cash operating costs as defined by the Gold Institute. The cash operating cost as defined by the Gold Institue is calculated by using all direct mining expenses, transportation, refining, and all royalties as the cost basis. From the cost basis, silver revenues are subtracted and the resultant cost is divided by the actual number of gold ounces produced. Cash operating costs do not include depreciation, amortization or reclamation costs.

(4)	G.I. Total Production Costs are calculated in a similar manner to cash operating costs but depreciation, amortization and reclamation costs are included in the cost basis.

The Washington Group Cerro San Pedro Project economic model at metal prices of US$350/oz gold and US$5.00/oz silver indicates a Net Present Value of US$35.7 million at a 5 percent discount rate with an 23.6 percent Internal Rate of Return. A fixed gold to silver ratio of 70:1 has been used.

2004 Work Program

The Company’s focus for 2004 will continue to be the construction of its Cerro San Pedro heap-leach gold and silver project in central Mexico. Construction began in February 2004 and is expected to take approximately nine months to complete at a total cost of approximately $28.2 million, plus $3.0 million for project working capital. The mine is currently on schedule to make its first gold pour by the end of 2004 with commercial production commencing in 2005.

The Company has initiated an exploration program to explore the deep polymetallic and porphyry sulfide potential in the southern part of the Cerro San Pedro district. Four drill targets in this area have been identified. MSX has budgeted $450,000 in 2004 to further evaluate the area and conduct a deep three-hole drilling program. Successful execution of the planned exploration program will depend, in part, on the Company’s ability to acquire certain land holdings that surround its holdings in the district, and a favorable resolution of MSX’s appeal of the Ejido Cerro San Pedro judgement discussed under Surface and Water Rights Acquisition.

The El Morro Project, Chile

Project Location

The El Morro Project comprises 21,999 ha and is located in the Municipality of Alto del Carmen, Huasco Province, Third Region of Atacama in northern Chile (see Figure 3 below). The project is about 650 Km north of Santiago and some 80 Km east of the city of Vallenar.

FIGURE 3: EL MORRO PROJECT LOCATION MAP

72°
71°
70°
69°
68°
26°
27°
28°
29°
30°
31°
CHILE
20°
ANTOFAGASTA
COPIAPO
30°
SANTIAGO
40°
50°
CHAÑARAL
EL SALVADOR
(42 Mo)
POTERILLOS
(37 Mo)
DOMEYKO FAULT
SYSTEM
COPIAPO
CANDELARIA
REFUGIO
PACIFIC OCEAN
ARGENTINA
VALLENAR
EL MORRO
(35-32 Mo)
PUNILLA-LA PLATA
FAULT SYSTEM
PASCUA
APOLINARIO
(37 Mo)
LA SERENA
TAMBO/
EL INDIO
VINCUÑA
OVALLE
LOICA
(35 Mo)
MID - UPPER MIOCENE
LATE EOCENE -
EARLY OLIGOCENE
PALEOCENE
PORPHYRY Cu AND Cu-Au
DEPOSIT / PROSPECT
REGIONAL FAULT
REVERSE FAULT
35 Mo K - Ar AGE

MODIFIED FROM PERELLÓ, et al (1996)

The Company entered into an exploration agreement (the “Exploration Agreement’) with Noranda to conduct an exploration program on the El Morro project in September 1999. In February 2000 the agreement was amended and provides for Noranda to earn up to a 70% interest in the project by making aggregate exploration and development expenditures of $10 million over a five-year period beginning September 1999 and a payment to the Company by September 14, 2005 of $10 million. Noranda is also required to complete a bankable feasibility study for the project by September 2007. Furthermore, if requested by the Company, Noranda has the obligation to finance 70% of the Company’s 30% of the capital required to develop the project at one percentage point over Noranda’s cost of financing.

Noranda has advised the Company that as of December 31, 2003, it had incurred exploration and development costs on the project totaling approximately $11 million. Noranda continues to be obligated to maintain the property in good standing and fund all holding and exploration costs until it either it makes the $10 million payment to the Company that is due on or before September 14, 2005, or forfeits its option to earn a 70% interest in the project.

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

Of the total El Morro project area of 21,999 ha, mining concessions cover 16,549 ha at the following stage of the permit granting process:

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

Rene Martin Jure has retained a 2% NSR royalty on any mining that occurs on the Cantarito and Tronquito mining concessions

2) Minera Metallica Limitada and BHP Chile Inc. Option to Purchase Agreement

Parties

Minera Metallica Limitada and BHP Chile Inc.

Properties

The concessions comprising the BHP Chile Inc. (“BHP”) properties have a combined area of approximately 1,849 hectares.

Term

On September 2, 1999, Metallica and BHP executed an option to purchase contract whereby BHP agreed irrevocably, to sell, assign or transfer the mining properties to Metallica. The option was exercised when Noranda made the final $500,000 purchase price payment to BHP in July 2003.

Price

The total purchase price amounts to $1,690,000, payable in five installments, according to the following schedule:

$40,000, paid upon deed execution
$150,000, paid on July 31, 2000
$500,000, paid on July 31, 2001
$500,000, paid on July 31, 2002
$500,000, paid on July 31, 2003

Of the total purchase price of $1,500,000, $1,650,000 has been paid by Noranda pursuant to its earn-in requirement under the Exploration Agreement and $40,000 has been paid by Metallica.

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
$20,000, paid on October 19, 2001

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

The Company filed four lawsuits in 2001 to annul Hornitos’ alleged ownership claims to the four disputed concessions that were not covered in the original lawsuits. During May and June 2002, the 1st Court of First Instance of Vallenar disallowed the Company’s four petitions for annulment. These judgments were appealed by the Company, and in March 2003, the Court of Appeals of Copiapó ruled in favor of the annulment lawsuits filed by the Company. Hornitos subsequently filed an appeal to the Supreme Court in Santiago. In October 2003, one of the appeals filed by Hornitos was rejected by the Supreme Court. The remaining three appeals are pending and a ruling is expected in 2004. The area of conflict does not affect any of the known mineralized zones at the El Morro project.

On April 2002, a number of non-authorized independent miners (“pirquineros”) commenced small-scale mining operations in the project area. Noranda’s representatives submitted a claim before the Public Ministry to remove the pirquineros from the area. In August 2002, the police visited the area, gathering information, and subsequently detained 19 pick-up trucks and minerals at a treatment plant in Copiapó. Noranda and the attorney of the miners held several meetings with the local authorities in order to obtain a solution granting Noranda’s rights. In October, an agreement between Noranda and 64 miners was executed before the local authorities, setting the following conditions:

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

In February 2004, Noranda reached an agreement with the remaining pirquineros whereby Noranda agreed to drop its criminal lawsuits against the pirquineros, in exchange for the pirquineros agreeing to leave the project area. The pirquineros were also allowed to retain any mineralized material that had been mined and was in their possession.

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

La Fortuna Area

La Fortuna is a classic copper/gold porphyry-type deposit found in the Eocene-Oligocene Porphyry Copper Belt of northern Chile. Mineralization is related to cylindrical, multistage subvolcanic intrusions of granodioritic to dioritic composition, emplaced in a gently east dipping sequence of andesitic conglomerate, tuffs and sediments.

Multistage intrusions are present at La Fortuna, related to Oligocene sub-volcanic igneous activity, which is at the origin of all the mineralized porphyries in the district.

Exploration

BHP Minerals, Metallica and Noranda have conducted drilling programs on the El Morro project. A total of 43,796 meters consisting of 151 reverse circulation and core holes have been drilled on the project through April 2004. Since September 1999, all exploration drilling on the El Morro project has been conducted by Noranda pursuant to its earn-in requirement under the Exploration Agreement. As of December 31, 2002 Noranda had informed the Company that it had spent approximately $10 million on exploration activities at the El Morro project. A summary of drilling programs conducted on the El Morro project is presented below in Table J:

TABLE J

SUMMARY OF DRILLING PROGRAMS – EL MORRO PROJECT
EXPLORATION TARGET AREA

Company	La Fortuna		Cantarito		Camp		El Negro		El Morro		Other	Total
	DDH	RDH	DDH	RDH	DDH	RDH	DDH	RDH	DDH	RDH	RDH	DDH	RDH
	400.30	(6)		(10)								400.30	(16)
BHP1993	(1)	1327.90		997.00								(1)	2324.90
	1071.15	(7)		(4)				(1)				1071.15	(12)
BHP1994	(7)	768.00		379.00				100.00				(7)	1247.00
Metallica		(4)		(4)				(2)	500.10	(7)		500.10	(17)
1999		908.00		340.00				418.00	(1)	1547.00		(1)	3213.00
Noranda	1159.91				199.16				2949.32			4308.39
2000	(4)				(1)				(11)			(16)
Noranda	9384.93				904.40		4971.65					15260.98
2001	(21)				(3)		(16)					(40)
Noranda	8247.65	(5)		(1)			748.55	(3)		(3)	(10)	8996.20	(22)
2002	(16)	1538		394			(3)	912		1094	2536	(19)	6474.00
Total (m)	20263.94	4541.90		2110.00	1103.56		5720.20	1430.00	3449.42	2641.00	2536.00	30537.12	13258.90

Legend:
  DDH - Diamond core drill hole

  RDH - Reverse circulation drill hole

  (*) - Represents number of holes drilled

Cantarito, El Negro, Camp and Other Target Areas

From 1993 through 2002 approximately 58 holes totaling 12,900 meters had been drilled to test target areas identified as Cantarito, El Negro, Camp and Other. Although some of these holes encountered intercepts of encouraging mineralization, additional drilling at these areas has failed confirm the continuity of significant metal values.

El Morro Area

The El Morro area is located approximately five kilometers west of the La Fortuna area.

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

In January 2004, Noranda presented the Company with an inferred resource estimate for the El Morro area of the El Morro project. The inferred resource estimate was drill tested on approximately 200-meter centers on an area approximately 1.2 kilomters by 1.2 kilometers, consisting of 22 diamond and RC drill holes totaling 6,090 meters. Surface elevations vary from 3,850 to 4,250 meters with the deepest hole tested to an elevation of 3,415 meters. The deposit is not fully delineated and remains open to the west, northwest and the east. The Qualified Person who supervised the design and conduct of work performed on the El Morro property is Stanley Clemmer, Senior International Geologist for Noranda Chile Ltda.

Noranda El Morro Area Inferred Mineral Resource Estimate – 2004

	0.2% Copper Cutoff			0.3% Copper Cutoff			0.4% Copper Cutoff
	Tonnes	Copper	Gold	Tonnes	Copper	Gold	Tonnes	Copper	Gold
	(000’s)	(%)	(g/t)	(000’s)	(%)	(g/t)	(000’s)	(%)	(g/t)
Supergene	80,000	0.39	0.15	50,000	0.47	0.18	35,000	0.52	0.20
Primary	110,000	0.30	0.10	50,000	0.36	0.10	10,000	0.44	0.12
Total	190,000	0.34	0.12	100,000	0.41	0.14	45,000	0.50	0.18

Noranda’s 2004 Inferred Mineral Resource estimate for the El Morro area has been determined in accordance with CIM Definitions on Mineral Resources and Mineral Reserves.

La Fortuna Area

At the La Fortuna area, consistent but sub-economic copper and gold mineralization was encountered by BHP. During the spring of 1999, Metallica’s initiated a drilling program at La Fortuna proper that consisted of four holes totaling 594 meters and resulted in only anomalous metal values. In early 2000 Noranda drilled a total of five core holes on the La Fortuna area totaling 1,350 meters. One hole (DDHF-04) intersected a 70-meter chalcocite enriched zone grading 1.15% copper and 0.35 g/t gold. The remaining holes encountered lesser amounts of mineralization and were mineralized at depth. In November 2000 Noranda began a second round of drilling in the La Fortuna area that included 23 holes at La Fortuna totaling 10,197 meters that encountered significant continuity of metal values.

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

All drill core samples were assayed by Bondar Clegg, an independent laboratory located in Coquimbo, Chile. Gannet certified standards were used to ensure assay quality. The analytical method was assay analysis for the copper and fire assay with an atomic absorption finish for the gold values. Noranda’s Drill Core Sampling and Analysis Protocols, developed through Noranda’s Six Sigma process, are employed to ensure quality assurance and quality control. ALS Chemex in Vancouver, Canada analyzed selected bulk rejects and pulps as part of the quality assurance program. The Qualified Person who supervised the design and conduct of work performed on the El Morro property is Stanley Clemmer, Senior International Geologist for Noranda Chile Ltda., and John Sullivan, former Director of the El Morro project for Noranda Chile Ltda.

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

TABLE K
Noranda La Fortuna Area Inferred Mineral Resource Estimate – 2002

	0.3% Copper Cutoff			0.4% Copper Cutoff			0.5% Copper Cutoff
	Tonnes	Copper	Gold	Tonnes	Copper	Gold	Tonnes	Copper	Gold
	(000’s)	(%)	(g/t)	(000’s)	(%)	(g/t)	(000’s)	(%)	(g/t)
Supergene	122,000	0.66	0.32	103,000	0.71	0.35	85,000	0.77	0.37
Primary	468,000	0.53	0.50	362,000	0.58	0.54	255,000	0.64	0.56
Total	590,000	0.56	0.46	465,000	0.61	0.50	340,000	0.67	0.51

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

2004 Work Program

Although Noranda has spent the required $10 million on exploration and development at the El Morro project as required under the Exploration Agreement, Noranda is still required to maintain the project in good standing and fund all project related costs until it either pays Metallica $10 million, which is due on or before September 14, 2005, or forfeits its option to acquire a 70% interest in the project. Noranda has informed the Company that it intends to spend approximately $1.7 million on the El Morro project in 2004. This includes an 8,000-meter diamond-drilling program scheduled for the fourth quarter of 2004.

The MIMK and Other Projects, Chile

Project History and Exploration

In 2000 the Company initiated the MIMK project in Chile. The purpose of the program was to identify and acquire projects similar to the El Morro project by expanding the satellite spectra information that had been gathered over the El Morro project. Thirty-four anomalous zones were identified in an area approximately 90 kilometers by 100 kilometers and located south and west of the El Morro project. These anomalies were then prioritized based on size, location, geological features and availability. Fifteen of these anomalies were ultimately acquired by staking. Further evaluation and prioritization reduced the number of properties to six.

During 2002, mapping and sampling continued on the six El Morro type anomalies. As a result of this work, three of the properties were abandoned resulting in a write-off of $21,000 and two properties were recommended for further work. Encouraging results from detailed mapping, sampling and an induced polarization (IP) geophysical survey at the Los Colorados MIMK property resulted in a decision to drill the property in 2002. The Company conducted a 1,550 meter drilling program consisting of six widely spaced holes. Although the drilling did not intersect economic copper or gold mineralization, the data collected from the drill holes was used by the Company to assist it in developing a better geological understanding of the region.

In 2003, the Company elected not to pursue additional work on the Los Colorados property and wrote off its $674,364 investment in the property. Two other MIMK properties with a carrying value of approximately $29,172 were also written off in 2003, and four additional properties were acquired by staking. The MIMK project currently consists of five properties with a carrying value of $41,741 at March 31, 2004.

Other projects consist of two preliminary stage gold exploration properties in Chile. The Company is in negotiations with various parties to acquire additional land holdings that surround its present land positions. If the Company is not successful in its efforts to secure additional land title, it may drop these properties. These projects have a carrying value of $59,891.

2004 Work Program

Based on the considerable knowledge gained from the El Morro deposit and the MIMK project, the Company intends to continue with its systematic evaluation of El Morro-type targets with the objective of advancing priority targets to the drilling stage, along with its two other preliminary stage gold projects in Chile. Approximately $491,000 has been budgeted for these projects in 2004. This amount could materially change depending on the market conditions and the Company’s ability to secure additional land title. The budget does not include a provision for drilling.

The Mara Rosa Project, Brazil

The Mara Rosa gold project was acquired from a subsidiary of Western Mining Corporation in 1997 for $1.5 million. At December 31, 2001, the Company wrote-off its $2.9 million investment in the project. In 2002, the Company conducted a five-hole, 940-meter drilling program at Mara Rosa to test new targets, but did not encounter any economic mineralization.

In November 2003, the Company entered into an option agreement to sell its 100% interest in the Mara Rosa project for $450,000. The Company has received $350,000 of non-refundable option payments pursuant to the agreement. The final $100,000 payment is due to the Company no later than July 20, 2004. If the purchaser closes a $1 million equity financing on or before October 20, 2004, the Company is required to participate in the initial equity financing of the purchaser for an aggregate subscription price of $100,000, provided that the purchaser has satisfied the other terms of the option agreement.

ITEM 5 Operating and Financial Review and Prospects

Management’s discussion and analysis (“MD&A”) has been prepared based on current information available to the Company and provides a detailed analysis of Metallica Resources Inc.’s (the “Company”) business and compares its 2003 financial results with those of the two previous years. In order to gain a better understanding of MD&A, it should be read in conjunction with the Company’s consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). For a reconciliation of measurement differences to United States generally accepted accounting principles (“U.S. GAAP”), see Note 13 to the consolidated financial statements. All amounts are in U.S. dollars, except as otherwise indicated.

Critical Accounting Policies

The Company’s accounting policies are described in Note 2 to the consolidated financial statements. Management considers the following policies to be the most critical in understanding the judgements and estimates that are involved in the preparation of its consolidated financial statements and uncertainties that could impact its results of operations, financial condition and cash flows.

Use of Estimates

The preparation of the Company’s financial statements, in conformity with generally accepted accounting principles, requires that management make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management continually evaluates its assumptions and estimates; however, actual amounts could materially differ from those based on assumptions and estimates.

Management has identified the following critical accounting estimates that could have a material impact on the Company’s financial statements:

Mineral Properties and Deferred Costs:

Mineral reserve estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Future production could differ dramatically from mineral reserve estimates due to differences in actual mineralization and mineralization estimated by sampling, variances in the grade of mineral reserves, increases in mining, processing and reclamation costs, and decreases in the market price of gold and/or silver.

The Company’s mineral reserves are limited to its Cerro San Pedro gold and silver project in Mexico, and have been estimated by WLR Consulting Inc. in accordance with Canadian Securities Administrators National Instrument 43-101 — Standards of Disclosure for Mineral Projects. The mineral reserves at Cerro San Pedro are estimated at 61.1 million tonnes grading 0.59 grams of gold and 24.0 grams of silver per tonne at a waste-to-ore ratio of 1.2 to 1. This equates to 1.2 million ounces of gold and 47 million ounces of silver. The mineral reserves have been estimated using a gold price of $325 per ounce and a silver price of $4.62 per ounce.

Impairment assessment was performed using estimated long-term future gold and silver prices of $350 per ounce and $5.00 per ounce, respectively. Estimated long-term gold and silver prices were determined largely from prices used by peers, current market prices, historical price trends and analysts’ price expectations.

Accounting for Stock Options:

The Company follows the intrinsic value method of accounting for share options granted to employees and directors as described in Note 2 to the consolidated financial statements. If the Company had followed the fair value method of accounting for share options granted to employees and directors, the Company would have recorded additional compensation expense totaling $339,367 and $61,248 for the years ended December 31, 2003 and 2002, respectively, as described in Note 7 to the consolidated financial statements.

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2003	2002
Risk free interest rate (Canada)	3.6% to 4.4%	4.5%
Expected dividend yield	0.0%	0.0%
Expected volatility of the Company’s common shares	75% to 87%	110%
Expected life of option	5 years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share options

Mineral Properties and Deferred Costs

The Company’s current business activity focus is on the exploration and, if practicable, the development of precious and base metal deposits. All costs relating to the Company’s exploration activities, other than grass-roots exploration, which is expensed as incurred, are capitalized until such time as a decision is made to proceed with the development phase of each project. In the event the Company elects to proceed with development of a project, the capitalized exploration expenditures and subsequent development costs will be depleted on the unit of production basis as the estimated total reserves are mined. Management of the Company regularly reviews the carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded when the net book value of the property exceeds the estimated future net cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if the carrying value can be recovered. As a result of these potential write-offs and write-downs from exploration activities, net income or loss of the Company may be volatile.

U.S. GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The primary measurement difference between Canadian and United States GAAP in the consolidated financial statements relates to the accounting treatment of exploration expenditures. Canadian GAAP allows for the capitalization of exploration expenditures, whereas U.S. GAAP allows for the capitalization of exploration or development expenditures only after such time as proven and probable reserves have been determined. Had the consolidated financials statements been prepared using U.S. GAAP, as reflected in Note 13 to the consolidated financial statements, the Company would have reported comprehensive losses of $1.22 million, $1.91 million and $2.17 million for the three years ended December 31, 2003, respectively.

A) Operating Results

The Company has incurred losses in each of the last three years due to the lack of an operating property or other revenue generating activity. Management anticipates that net losses of the Company will continue for the next year as a result of ongoing corporate general and administrative, exploration and reclamation expenses, and write-downs of mineral properties and deferred costs. With the acquisition of its joint venture partner’s 50% interest in the Cerro San Pedro project in February 2003, the Company anticipates that this trend of losses may reverse if, and when, gold and silver are produced from its 100%-owned Cerro San Pedro project in Mexico. Construction of the Cerro San Pedro mine began in February 2004 and the first gold pour is anticipated to be during the 4th quarter of 2004; however, there is no assurance that commercial production from the Cerro San Pedro project will be achieved or that such mining activities will be profitable.

Selected Annual Information

	2003	2002	2001
Total revenues	$—	$—	$—
Net loss before discontinued operations and extraordinary items	$1,715,547	$1,320,321	$3,826,026
Net loss	$1,715,547	$1,320,321	$3,826,026
Total assets	$93,353,848	$17,491,038	$14,768,856
Long-term liabilities	$—	$—	$—
Net loss per share before discontinued operations and extraordinary items	$0.04	$0.04	$0.14
Net loss per share	$0.04	$0.04	$0.14

The high net loss for the year ended December 31, 2001 results from a $2.89 million write-off of the Mara Rosa gold project. The increase in total assets of $75.84 million at December 31, 2003 as compared to December 31, 2002 primarily results from two equity financings during 2003 for net proceeds of $70.77 million, and acquisition debt of $5.96 million at December 31, 2003 to acquire its joint venture partner’s 50% interest in the Cerro San Pedro project. The selected annual information has been prepared in accordance with Canadian GAAP. For a reconciliation to U.S. GAAP, see Note 13 to the consolidated financial statements

2003 Compared with 2002

Since the Company does not own any interests in producing mineral properties or have any other revenue generating activities, it does not have any operating income or cash flow from operations. The Company’s only significant source of operating income is from interest earned on cash and cash equivalents, and income from option payments. Interest income for the year ended December 31, 2003 increased to $0.16 million from $0.06 million in the preceding year. The $0.1 million increase resulted from higher average invested cash balances in 2003 due to a $9.47 million private placement for shares and warrants that closed in March 2003, and a $61.31 million public equity offering for shares and warrants that closed in December 2003. The Company’s only other source of income was from option payments received in 2003 totaling $0.15 million for the sale of its Mara Rosa project. Management anticipates that the Company will recognize an additional $0.30 million of income from option payments from the sale of its Mara Rosa project in 2004.

General and administrative expenses for the year ended December 31, 2003 totaled $1.25 million and were $0.33 million higher than the 2002 expenditures of $0.92 million. The increase was primarily attributable to a direct mail marketing program undertaken in 2003 at a cost of $0.25 million.

Exploration expenses for the year ended December 31, 2003 were $0.22 million as compared to $0.25 million for 2002. The $0.03 million decrease results from management’s focus on project development and financing activities at its Cerro San Pedro project in 2003 as opposed to exploration activites.

The Company incurred reclamation and property closure costs relating to its Mara Rosa project in Brazil of $0.02 million for the year ended December 31, 2003, as compared to $0.20 million for 2002. The amount expensed in 2003 represents an estimate of additional Mara Rosa closure costs that were accrued at December 31, 2003. These amounts will be spent through April 20, 2004, the estimated closing date for the sale of the Mara Rosa project. In November 2003, the Company entered into an agreement to sell its Mara Rosa project for $450,000, as described in Note 3(d) to the consolidated financial statements.

The Company abandoned three of its MIMK exploration properties in 2003 resulting in a write-down of mineral properties and deferred costs totaling $0.70 million in 2003. The Company also abandoned three MIMK exploration properties in 2002 resulting in a write-down of mineral properties and deferred costs totaling $0.02 million in 2002. The increase in write-down in 2003 was due to a write-off of the Los Colorados MIMK property totaling $0.70 million.

Interest expense of $0.45 million for the year ended December 31, 2003 includes $0.44 million of interest accretion on acquisition debt relating to the Company’s purchase of Glamis’ 50% interest in the Cerro San Pedro project. There was no interest expense in the preceding year.

Foreign exchange gain of $0.61 million in 2003 is primarily attributable to unrealized gains associated with holding the net proceeds from the December 11, 2003 public equity offering in Canadian dollars (Cdn$80.75 million) through year end. The Cdn$/US$ exchange rate at December 11, 2003 was 1.3082 as compared to 1.2946 on December 31, 2003. The majority of the Company’s assets, liabilities and operations in 2002 were denominated in U.S. dollars, resulting in an insignificant foreign exchange loss for 2002.

2002 Compared with 2001

For the year ended December 31, 2002, interest income of $0.06 million was comparable to interest income in the preceding year of $0.07 million.

General and administrative expenses for the year ended December 31, 2002 totaled $0.92 million and were $0.18 million higher than the 2001 expenditures of $0.74 million. The increase was primarily attributable to management bonuses, including payroll burden, totaling $0.17 million in 2002 versus nil bonuses in 2001.

Exploration expenses for the year ended December 31, 2002 were $0.25 million as compared to $0.20 million for 2001. The Company conducted a five-hole 1,000-meter drilling program to test new targets at its Mara Rosa gold project in Brazil in 2002 versus no drilling activities in 2001. The 2002 drilling program did not encounter any economic mineralization. The cost of the drilling program was approximately $0.07 million and is the primary reason for the $0.05 million increase in exploration expenses in 2002.

The Company incurred reclamation and property closure costs relating to its Mara Rosa project in Brazil of $0.20 million for the year ended December 31, 2002, as compared to $0.05 million in 2001. The increase of $0.15 million is primarily attributable to cost overruns and delays in the Company’s closure activities in Brazil to allow for completion of a 2002 drilling program at the Mara Rosa project.

The Company abandoned three MIMK exploration properties in 2002 resulting in a write-down of mineral properties and deferred costs totaling $0.02 million in 2002. At December 31, 2001, the Company elected to write-off the $2.89 million carrying value of its Mara Rosa project.

Summary of 2003 and 2002 Quarterly Results

The summary of quarterly results has been prepared in accordance with Canadian GAAP.

	2003
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Total revenues	$—	$—	$—	$—
Net income (loss) before discontinued operations and extraordinary items	$363,253	$(1,326,066)	$(388,595)	$(364,139)
Net income (loss)	$363,253	$(1,326,066)	$(388,595)	$(364,139)
Net income (loss) per share before discontinued operations and extraordinary items	$0.01	$(0.03)	$(0.01)	$(0.01)
Net income (loss) per share	$0.01	$(0.03)	$(0.01)	$(0.01)

	2002
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Total revenues	$—	$—	$—	$—
Net income (loss) before discontinued operations and extraordinary items	$(480,916)	$(209,309)	$(427,390)	$(202,706)
Net income (loss)	$(480,916)	$(209,309)	$(427,390)	$(202,706)
Net income (loss) per share before discontinued operations and extraordinary items	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Net income (loss) per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)

The increase in loss for the 3rd quarter of 2003 as compared to the preceding two quarters is attributable to a $0.68 million write-off of the Los Colorados MIMK property and a $0.25 million direct mail marketing program. Net income in the 4th quarter of $0.36 million results from a foreign currency exchange gain of $0.60 million due to holding net proceeds of Cdn$80.75 million from the Company’s December 11, 2003 public equity offering in Canadian dollars through year end and the strengthening of the Canadian dollar.

The increase in net loss for the 2nd quarter of 2002 as compared to the net loss for the preceding and following quarters is primarily due to payment of management bonuses and payroll taxes totaling $0.17 million. The increase in net loss for the 4th quarter of 2002 resulted from a $0.20 million increase in estimated reclamation and property closure costs for the Mara Rosa project in the 4th quarter, and an increase in exploration expenses resulting from a five-hole drilling program at the Mara Rosa project in the 4th quarter of 2002.

B) Liquidity and Capital Resources

The Company relies primarily on the sale of common shares, the exercise of share options and common share purchase warrants, and joint venture arrangements to fund its exploration and project development activities. The extent to which such financing options are pursued in the future will depend upon various factors, including the successful acquisition of new properties or projects, commodity prices, results of exploration and development activities and management’s assessment of the capital markets. Any cessation of joint venture funding or significant increase in exploration or project development activities may require the Company to seek additional funding. There is no assurance that such financing will be available when needed or that it can be secured on favorable terms. Furthermore, there is no assurance that the Company will be able to obtain new properties or projects, or that they can be secured on favorable terms.

For the years ended December 31, 2003, 2002 and 2001, the Company received net proceeds of $71.17 million, $4.08 million, $1.20 million, respectively, from the sale of equity securities. The increase in net proceeds from the sale of equity securities in 2003 is primarily due to a private placement financing for $9.47 million that closed in March 2003, and a public equity offering for $61.31 million that closed in December 2003.

Proceeds from these financings will be used to complete the Company’s $18 million acquisition of its joint venture partner’s 50% interest in the Cerro San Pedro project, build the mine at the Cerro San Pedro project ($31.2 million), which includes project working capital and for general corporate purposes. The Company does not anticipate that it will need to secure additional equity financing for at least the next year.

The March 11, 2003 private placement financing resulted in the issuance of 10.1 million units at a price of Cdn$1.50 per unit for gross proceeds of Cdn$15.2 million (US$9.47 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$2.00 for a period of two years to March 11, 2005. The Company also granted the underwriters 505,000 compensation warrants. Each compensation warrant is exercisable at a price of Cdn$1.50 per share for a period of one year to March 11, 2004. Compensation warrants totaling 151,500 were exercised in 2003, resulting in 353,500 compensation warrants outstanding as of December 31, 2003. The 353,500 compensation warrants were exercised subsequent to year end.

The December 11, 2003 public equity offering resulted in the issuance of 38.7 million units at a price of Cdn$2.20 per unit for gross proceeds of Cdn$85.1 million (US$61.31 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$3.10 for a period of five years to December 11, 2008.

The fair value attributable to the warrants and compensation warrants that were issued in the March 2003 financing was $1,484,758 and $136,440, respectively. The fair value attributable to the warrants that were issued in the December 2003 financing was $5,889,285. The fair value attributable to the warrants and compensation warrants was estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Risk free interest rate (Canada)	4.0% to 4.1%
Expected dividend yield	0.0%
Expected volatility of the Company’s common shares	73% to 87%
Expected life of option	1 to 5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share options

At December 31, 2003, the Company had working capital of $59.74 million as compared to $4.40 million at December 31, 2002. The increase in working capital of $55.34 million is primarily due to net proceeds from the sale of equity securities in 2003 of $71.17 million, which were primarily reduced by 2003 costs relating to the Company’s Cerro San Pedro project as follows: Acquisition costs paid to a former joint venture partner in 2003 totaling $6.92 million, acquisition debt owed to former joint venture partner at December 31, 2003 of $5.96 million and development costs incurred on the Cerro San Pedro project during 2003 totaling $2.02 million.

As of December 31, 2003, the Company had capitalized mineral properties and deferred costs totaling $26.57 million. This amount includes $25.47 million relating to the Cerro San Pedro project, of which $14.48 million and $0.38 million were capitalized in 2003 and 2002, respectively, for project development activities.

The increase in capitalized costs on the Cerro San Pedro project in 2003 of $14.10 million primarily results from the Company’s acquisition of Glamis’ 50% equity interest in Minera San Xavier, S.A. de C.V. (“MSX”) for $18.0 million, less 50% of MSX’s working capital deficit at closing of $58,328. The purchase price is payable as follows:

a)	$2.0 million paid at closing.

b)	50% of MSX’s working capital deficit at closing of $58,328, paid to the Company subsequent to closing.

c)	$5.0 million paid on August 12, 2003.

d)	$6.0 million paid on February 10, 2004.

e)	$2.5 million payable upon commencement of commercial production.

f)	$2.5 million payable one year from commencement of commercial production.

The $2.5 million payable upon commencement of commercial production and the $2.5 million payable one year from commencement of commercial production represent contingent consideration and have therefore not been recognized. These contingent amounts will be recorded as acquisition costs on the date of commencement of commercial production, which is presently unknown.

The acquisition of Glamis’ 50% equity interest in MSX is a business combination accounted for as a purchase transaction. The fair value of the consideration of $12.5 million ($2.0 million less MSX’s working capital deficit of $58,328, plus $10.5 million representing the estimated present value of future cash payments of $11.0 million) has been allocated to the fair value of the net assets acquired as follows:

Fair value of net assets acquired:
Cash	$19,739
Other current assets	72,376
Fixed assets	75,708
Mineral properties	12,461,971

12,629,794

Less: Current liabilities and other	(71,265)
Note payable	(100,050)

$12,458,479

Consideration:
Cash at closing, less working capital deficit	$1,941,672
Present value of future cash payments, Discounted at 6%	10,516,807

$12,458,479

Acquisition debt of $10.5 million represents the estimated present value of future cash payments totaling $11.0 million discounted at 6%. Interest accretion for the year ended December 31, 2003 totaled $442,933. On August 12, 2003 and February 10, 2004, the Company made acquisition debt payments to Glamis totaling $5.0 million and $6.0 million, respectively. At December 31, 2003, the acquisition debt balance was $5,959,740.

Glamis retained a net smelter returns royalty on the gross proceeds, less costs and expenses, of all ores, metals and mineral concentrates mined at the Cerro San Pedro project as follows:

Gold Price Per Ounce	Net Returns Royalty
Less than $325.00	0.0%
$325.00 to $349.99	0.5%
$350.00 to $374.99	1.0%
$375.00 to $399.99	1.5%
$400.00 and above	2.0%

On March 24, 2004 the Company acquired Glamis’ interest in the royalty and paid the remaining $5.0 million of contingent consideration for an aggregate payment of $7.25 million.

Capitalized expenditures relating to the El Morro project totaled $1.04 million at December 31, 2003, and included nil and $0.08 million for costs that were capitalized during the years ended December 31, 2003 and 2002, respectively. The majority of exploration expenditures relating to the El Morro project are being incurred by Noranda Inc., pursuant to its earn-in requirement as described below. Management anticipates that the Company will incur expenditures of up to US$0.1 million on the El Morro project in 2004.

Capitalized expenditures relating to the MIMK and other projects totaled $0.07 million at December 31, 2003, and included $0.20 and $0.42 million for costs, before write-downs, that were capitalized during the years ended December 31, 2003 and 2002, respectively. Management anticipates that it will incur expenditures of up to $0.1 million on the MIMK project in 2004. Additional expenditures are tentatively planned for other exploration projects that have been identified by the Company.

Additional expenditures were made on the Company’s Cerro San Pedro and El Morro projects by its joint venture partners pursuant to earn-in requirements. Expenditures by the Company’s joint venture partners totaled approximately $5.3 million for the year ended December 31, 2002. In addition, the Company’s joint venture partner on the El Morro project, Noranda Inc., has informed the Company that it spent approximately $1.0 million on the El Morro project in 2003. The Company’s exploration agreement with Noranda provides that Noranda is required to fund all project exploration activities until such time as it completes the requirements necessary for it to earn a 70% interest in the project. One requirement of the exploration agreement is that Noranda must make a $10 million payment to the Company by September 2005. If, and when, the $10 million payment is made, the Company will be required to fund its 30% share of future exploration expenditures at the El Morro project. See Note 3(b) to the consolidated financial statements for details relating to the terms of the El Morro agreement.

The Company’s contractual obligations for future payments are summarized as follows:

	Payments Due by Period
		Less than	1 – 3	4 – 5
	Total	1 year	Years	Years	After 5 Years
Contractual Obligations
Long-term Debt	$—	$—	$—	$—	$—
Capital Lease Obligations	—	—	—	—	—
Operating Leases	287,962	53,107	78,235	47,164	109,456
Purchase Obligations (1)	105,116,000	6,937,000	27,320,000	27,048,000	43,811,000
Other Long-term Obligations (2)	111,488	—	—	—	111,488

Total Contractual Obligations	$105,515,450	$6,990,107	$27,398,235	$27,095,164	$44,031,944

(1)	Purchase obligations include estimated amounts to be incurred by Washington Group International totaling $104.7 million, exclusive of fuel costs, pursuant to a ten-year contract mining and construction services agreement for the Cerro San Pedro project that was entered into on December 30, 2003. The contract provides that the Company may terminate it at any time prior to the end of the ten-year term, but must pay early termination and demobilization fees to Washington Group International as follows:

Termination Period	Termination Fees
Pre-production	$11,560,000
Year 1	$10,160,000
Year 2	$7,460,000
Year 3	$4,760,000
Year 4	$2,960,000
Year 5	$2,360,000
Year 6	$2,060,000
Year 7	$1,660,000
Year 8	$1,360,000
Year 9	—

It is estimated that approximately $4 to $5 million of annual expenditures to be incurred pursuant to the Washington Group contract will be incurred in Mexican pesos. The peso/US$ exchange rate used in the Washington Group contract was approximately 10.75. As of March 3, 2004, the peso/US$ exchange rate was 10.97. In addition to the Washington Group contract, the Company will incur peso denominated costs for fuel, explosives, power, water, salaries and other supplies totaling approximately $7 million per year. The Company does not currently intend to enter into currency hedging arrangements for its estimated Mexican peso expenditures.

Also included in purchase obligations is $0.4 million owed to the former owners of certain mining concessions at the El Morro project. The $0.4 million is payable within two years of commencement of mining operations on the concessions.

The March 2004 contract for construction between MSX and Mextica de Mexico for procurement, supply, installation and construction of certain facilities at the Cerro San Pedro project is not reflected as a purchase obligation since MSX may suspend the contract in its sole discretion at any time. This contract is filed with this Annual Report on Form 20-F as an exhibit.

(2)	The Company began to accrue the estimated fair value of its reclamation obligation on the Cerro San Pedro project in 2004. The total reclamation obligation for the Cerro San Pedro project is currently estimated to be $4.3 million.

Outlook

The Company’s focus for 2004 will be the construction of its Cerro San Pedro heap-leach gold and silver project in central Mexico. Construction began in February 2004 and is expected to take approximately nine months to complete at a total cost of approximately $28.2 million plus $3.0 million for project working capital. Contract negotiations with the principal contractor for mine construction should be finalized by the end of the first quarter. The mine currently scheduled to make its first gold pour by the end of 2004, with commercial production commencing in early 2005. Washington Group International prepared a feasibility study for the project in September 2003 in accordance with Canadian Securities Administrators National Instrument 43-101. The feasibility study estimates average annual production for the Cerro San Pedro project of 90,500 ounces of gold and 2.1 million ounces of silver over its estimated 8.3 year mine life.

Noranda Inc. is required to fund all exploration costs at the El Morro project until such time as it makes a $10 million earn-in payment to the Company, which is due no later than September 2005. Once this payment is made, the Company will be required to fund its 30% share of ongoing exploration costs, if any, associated with the project. Noranda has informed the Company that it intends to spend approximately $1.66 million on the El Morro project in 2004. This includes the commencement of an 8,000-meter drilling program in the 4th quarter of 2004.

The Company has received notice that an Agrarian Court in San Luis Potosi, Mexico, has found in favor of a contesting group and nullified a lease agreement of the Company’s wholly owned subsidiary, Minera San Xavier, S.A. de C.V., for surface rights at its Cerro San Pedro project. The Agrarian Court did not rule that MSX had to either cease construction of the project or vacate the land and, accordingly, construction of the project will continue as the Company seeks other remedies and appeals the decision. A federal court has recently issued a stay of execution of the Agrarian Court decision, pending resolution of the appeals. In the event that the Agrarian Court decision is upheld in the federal court, and in the event that the Company is unsuccessful in its pursuit of alternative remedies, the Company may be required to negotiate a new lease agreement for surface rights with the contesting group. There are no assurances that these negotiations would be successful.

The Company anticipates an increase in its exploration expenditures in 2004. The Company currently estimates that it will spend approximately $1.0 to $1.5 million in 2004 on exploration of grass roots and existing projects. This estimate could materially change depending on the Company’s ability to acquire satisfactory exploration projects, progress of work programs on its projects and market conditions.

The Company is subject to a multitude of risks that may affect future operations which include, among others, metal price volatility, uncertainty of mineral reserve and resource estimates, currency fluctuations, laws governing the repatriation of profits, foreign exchange controls, mineral property exploration and development, environmental contingencies, regulatory permits, and political and economic stability. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the construction and start-up phases, and to require more capital that anticipated.

The Company has historically managed its foreign currency risk by maintaining maximum cash balances in the currency in which most of the Company’s expenditures are made, the U.S. dollar. Based on US$/Cdn$ currency trends, interest rate differentials and market conditions, management and the Company’s directors elected to maintain the Canadian dollar proceeds from the December 11, 2003 public equity offering of Cdn$80.75 million in Canadian dollars. The Cdn$/US$ exchange rate was 1.3082 on December 11, 2003 and 1.2946 on December 31, 2003. In January 2004, Cdn$16.7 million was converted to U.S. dollars at an exchange rate of 1.2865. In February 2004, the Canadian dollar weakened against the U.S. dollar. In March 2004, Cdn$9.7 million was converted to U.S. dollars at an exchange rate of 1.3369, and Cdn$13.1 million was converted to U.S. dollars at an exchange rate of 1.3095. As of May 3, 2004, the Canadian dollar had weakened to an exchange rate of 1.3723, resulting in a year-to-date foreign exchange loss on Canadian dollar cash balances of approximately $2.07 million.

The Canadian Institute of Chartered Accountants has released amendments to Section 3870, Stock-Based Compensation and Other Stock-Based Payments, which requires an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004. Section 3870 allows for three methods of transition for those companies who voluntarily adopt an expense approach prior to January 1, 2004, and include retroactive application with restatement of prior periods, retroactive application without restatement of prior period, or prospective application to awards granted, modified or settled since the beginning of the year of adoptions. The Company has elected not to adopt Section 3870 prior to January 1, 2004. Under this alternative, retroactive restatement of prior periods is not required; however, the

Company will be required to present pro forma information for years beginning on January 1, 2002.

C) Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company that has not yet commenced production on any of its properties, the information required by this section is inapplicable.

D) Trend Information

The Company has incurred losses in each of the last five fiscal periods due to the lack of an operating property or other revenue generating activity. Management anticipates that net losses of the Company will continue for at least the next year as a result of ongoing corporate general and administrative, exploration write-downs of mineral properties and deferred costs. With the acquisition of Glamis’ 50% interest in the Cerro San Pedro project in February 2003, the Company anticipates that this trend of losses may reverse if, and when, gold and silver are produced from its 100%-owned Cerro San Pedro project in Mexico. Construction of the Cerro San Pedro mine began in February 2004; however, there is no assurance that commercial production from the Cerro San Pedro project will be achieved or that such mining activities will be profitable. A number of significant events must occur before commercial production at the Cerro San Pedro project can begin. These include, but are not limited to, receipt of certain permits necessary to continue construction of the mine and commence operations.

E) Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 20-F.

F) Tabular Disclosure of Contractual Obligations

The information required by this section is included under “—B. Liquidity and Capital Resources”.

ITEM 6 Directors, Senior Management and Employees

A) Directors and Senior Management

The following table sets forth the name and municipality of residence, and the office (if any) held with the Company of each of the officers and directors of the Company:

Name and Municipality
of Residence	Age	Office Held	Director Since
Craig J. Nelsen (2)(4) Centennial, Colorado	52	Chairman, Director	1994

Richard J. Hall (6) Centennial, Colorado	54	President, Chief Executive Officer and Director	1999

Denis M. Marsh(1)(2) Toronto, Ontario	62	Director	1994

J. Alan Spence(1)(2) Toronto, Ontario	66	Director	1994

Ian A. Shaw (1)(3) Toronto, Ontario	63	Director	1994

Oliver Lennox-King (3) Toronto, Ontario	54	Director	1998

Fred H. Lightner (5) Centennial, Colorado	57	Senior Vice President, Chief Operating Officer & Director	1999

Brad Blacketor Lone Tree, Colorado	45	Vice President, Chief Financial Officer & Secretary

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating committee.

(4)	Mr. Nelsen resigned as Chief Executive Officer on April 9, 1999.

(5)	Mr. Lightner was appointed Chief Executive Officer and Director of the Company on March 26, 1999. Mr. Lightner resigned as Chief Executive Officer and was appointed Senior Vice-President and Chief Operating Officer on November 8, 1999. Mr. Lightner continues to be a Director of the Company.

(6)	Mr. Hall was appointed President, Chief Executive Officer and Director on November 8, 1999.

The following is a brief biographical description, including principal occupations of each of the officers and directors of the Company.

Craig J. Nelsen holds a Master of Science degree in Geology from the University of New Mexico and a Bachelor of Arts degree in Geology and has been involved in exploration and mining for over 28 years. From January 1991 to January 1994, Mr. Nelsen was Senior Vice-President of Exploration with Lac Minerals Ltd. Mr. Nelsen was the Chairman, Chief Executive Officer and a director of the Company from January 1994 through March 1999. In April 1999, Mr. Nelsen resigned as Chief Executive Officer of the Company but continues to serve as Chairman and a director of the Company. Mr. Nelsen is currently the Executive Vice-President of Exploration and Development of Gold Fields Ltd., an international gold mining company.

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

Ian A. Shaw holds a Bachelor of Commerce degree from the University of Toronto and is a Chartered Accountant. He has over 30 years of experience in the mining industry. Mr. Shaw worked with Sherritt Inc. (1975-1986), Curragh Inc. (1986-1993, most recently as Vice-President and Treasurer), and from October 1993 to present has provided financial management services as a consultant to a number of mineral resource exploration companies. Executive positions he holds or has held since October 1993 include Secretary and Treasurer of CaribGold Resources Inc. (October 1993 to present), Treasurer of Pelangio-Larder Mines, Limited and Vice-President, Finance of Pangea Goldfields Inc. and Tiomin Resources Inc. (January 1994 to December 1994) and Vice-President, Finance of Black Hawk Mining Inc. from 1997 to 1998. Mr. Shaw was formerly the Secretary and Treasurer of the Company, and is currently a director of the Company, which position he has held since January 1994. Mr. Shaw is also the Vice President of Finance and Chief Financial Officer for Weda Bay Minerals Inc. and Pelangio Mines, Inc., Secretary for Hornby Bay Exploration Limited and a director of Mexgold Resources Inc.

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

Oliver Lennox-King was previously a director of the Company from January 1994 until February 1997. In May 1998, Mr. Lennox-King was reappointed as a director of the Company. Mr. Lennox-King holds a Bachelor of Commerce degree and has over 26 years experience in the mineral resource industry in positions ranging from administration to metal marketing to financial analysis. Since February 1997, Mr. Lennox-King has been the Chairman of Southern Cross Resources Inc., a uranium mining company listed on The Toronto Stock Exchange. Prior to February 1997, Mr. Lennox-King was the President of Tiomin Resources Inc. (July 1992 to January 1997), and the Chairman of Pangea Goldfields Inc. (January 1994 to January 1997). From 1988 to 1992, Mr. Lennox-King was a Vice-President of Midland Walwyn Inc., a Canadian investment dealer. Mr. Lennox-King is also a director of Dumont Nickel Company (since 1991) and Tiomin Resources Inc. (since July 1992). Mr. Lennox-King is also a director of Fronteer Development Group, CGX Energy Inc., Hornby Bay Exploration Limited and Unisphere Waste Conversion,

Fred H. Lightner holds a Metallurgical Engineering degree from the Colorado School of Mines. He has over 33 years of experience in mine development and project management, including senior management positions with Wharf Resources Ltd., Pegasus Gold Company, Tenneco Minerals Co. and Asarco Inc. He was appointed Vice President of Operations for the Company in September 1996 and was appointed Chief Executive Officer and director of the Company in March 1999. Mr. Lightner resigned as Chief Executive Officer of the Company in November 1999 and was re-appointed Senior Vice President and Chief Operating Officer. Mr. Lightner has been a director of the Company since March 1999.

Bradley J. Blacketor holds a Bachelor of Science degree in Business Administration from Indiana University and an MBA from Colorado State University. He is also a Certified Public Accountant. He has over 20 years of experience in domestic and foreign accounting, taxation and finance. He was Chief Financial Officer and Secretary for Mincorp Ltd. of Denver, Colorado (July 1991 to April 1997), Vice President and Controller of Pincock, Allen & Holt, Inc. of Lakewood, Colorado (July 1988 to July 1991) and an Audit Manager at Touche Ross & Co. in Denver, Colorado (November 1983 to July 1988). He was appointed Chief Financial Officer and Secretary for the Company in April 1997, and Vice President of the Company in June 2003.

B) Compensation

Summary Compensation Table

				Long-Term
				Compensation
		Annual Compensation		Awards
Name and Principal		Salary	Retirement Plan	Securities Under	Other Compensation -
Position	Year	(US$)	(US$)	Options Granted (#)	Bonus (US$)
Richard J. Hall President and CEO	2003	$121,000	$6,050	200,000	—
Fred H. Lightner Senior VP and COO	2003	$115,500	$5,775	150,000	—
Bradley J. Blacketor VP, CFO & Secretary	2003	$104,500	$5,225	125,000	—

Options Granted During the Year Ended December 31, 2003

			Market Value of
	Securities		Securities
	Under		Underlying
	Options	Exercise or	Options on the
	Granted	Base Price	Date of Grant
Name	(#)	(Cdn$/Security)	(Cdn$/Security)	Expiration Date
Richard J. Hall President and CEO	200,000	$1.32	$1.32	Mar 12, 2008
Fred H. Lightner Senior VP and COO	150,000	$1.32	$1.32	Mar 12, 2008
Bradley J. Blacketor VP, CFO & Secretary	125,000	$1.32	$1.32	Mar 12, 2008

The options vest 1/3 on the date of grant, March 12, 2003, an additional 1/3 on the first anniversary of the date of grant and the remaining 1/3 on the second anniversary of the date of grant.

Director Compensation

Directors are entitled to remuneration as determined by the Board of Directors. The Company has no specific provision for compensation of Directors in their capacities as such, and did not pay any such compensation to Directors during 2003 or 2002. Directors are entitled to reimbursement from the Company of out-of-pocket costs incurred in connection with acting in their capacities as directors.

Retirement Plan

Since 1997, the Company has sponsored a defined contribution tax-deferred retirement plan in accordance with the provisions of section 401(k) of the U.S. Internal Revenue Code (the “Retirement Plan”). The Retirement Plan is available to all permanent U.S. based employees. The purpose of the Retirement Plan is to enable the Company’s employees to make tax deferred contributions to a trust established under the Retirement Plan. Upon termination of an employee’s employment with the Company, all amounts contributed by the employee to the Retirement Plan, as well as amounts contributed by the Company on behalf of the employee in respect of which the employee has vested, may be paid out to the employee, rolled into another retirement plan maintained by another employer or rolled into an eligible rollover account under the U.S. Employee Retirement Income Security Act.

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

Employment Contracts

The Company has entered into employment contracts with each of its three executive officers: Richard J. Hall, President and Chief Executive Officer, Fred H. Lightner, Senior Vice President and Chief Operating Officer, and Bradley J. Blacketor, Vice President, Chief Financial Officer and Secretary. The respective current salaries under these contracts are $121,000, $115,500 and $104,500, respectively. The contracts are for two or three-year terms with various expiration dates, but will remain in effect subsequent to the initial term unless a minimum of six-months notice is provided by either party. The contracts provide that if, within six months following a Change of Control, as defined, the Company terminates the employment of the Named Executive Officer other than for Manifest Cause, as defined, or the executive officer resigns from his employment for Good Reason, as defined, then the Company shall pay to the executive officer a lump sum amount equal three times the executive officers annual salary currently in effect.

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

The board of directors has assigned specific governance responsibilities to three committees of the board, as follows:

Audit Committee

The Corporation has an Audit Committee which has the functions defined in applicable regulatory and stock exchange requirements. The Audit Committee is comprised of three non-management directors who are appointed by the Board. The committee reviews the Corporation’s annual financial statements prior to their acceptance by the Board of Directors. The Committee is also responsible for reviewing the Corporation’s financial reporting procedures and the adequacy of its internal controls. It considers the report of the external auditors and examines the fees and expenses for audit services and it recommends to the Board the independent auditors for appointment by the shareholders. It may undertake additional tasks at the request of the Board. The audit committee is composed of Ian A. Shaw, Denis M. Marsh and J. Alan Spence.

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

D) Employees

Number of Employees at the End of Each of the Past Three Years

	2003	2002	2001
United States:
Management	4	3	3
Professional	0	0	0
Administrative/support	1	1	1
Mexico:
Management	6	0	0
Professional	0	0	0
Administrative/support	29	0	0

Glamis Gold Ltd. was the operator of the Cerro San Pedro project in Mexico at December 31, 2002 and 2001, and employed all personnel for the Cerro San Pedro project through a wholly-owned subsidiary. As a result of the Company’s acquisition of Glamis’ 50% interest in the Cerro San Pedro project in February 2003, the Company became the operator of the project, and the personnel working at the project became employees of the Company. The Company utilizes independent contractors in Chile to carry out its exploration activities.

E) Share Ownership

The following table sets forth certain information as of May 10, 2004 regarding share ownership and all outstanding options to purchase the Company’s common shares.

					Exercise
				Beneficial	Price of the	Expiration
	Beneficial	Number of	Number of	Ownership	Options/	Date of the
Identity of Person or Group	Share Ownership	Options (1)	Warrants (2)	Percentage (2)	Warrants (Cdn$)	Options/ Warrants
Craig J. Nelsen	475,000	100,000	—	1.0%	0.85	04/20/05
		207,500			0.83	06/07/06
		21,000			0.45	05/18/05
		25,000			1.32	03/12/08
		25,000			2.87	09/21/05
Dennis M. Marsh	105,000	28,750	—	*	0.83	06/07/06
		21,000			0.45	05/18/05
		25,000			1.32	03/12/08
		25,000			2.87	09/21/05
J. Alan Spence	30,000	28,750	—	*	0.83	06/07/06
		21,000			0.45	05/18/05
		25,000			1.32	03/12/08
		25,000			2.87	09/21/05
Ian A. Shaw	20,000	28,750	—	*	0.83	06/07/06
		25,000			1.32	03/12/08
		25,000			2.87	09/21/05
Oliver Lennox-King	50,000	21,000	—	*	0.45	05/18/05
		20,000			0.83	06/07/06
		25,000			1.32	03/12/08
		37,500			1.20	06/03/08
Brad Blacketor	8,926	30,000	—	*	0.45	05/18/05
		87,500			1.39	01/10/07
		125,000			1.32	03/12/08
Fred H. Lightner	146,904	297,500	—	*	0.83	06/07/06
		150,000			1.32	03/12/08
Richard J. Hall	408,245	200,000		1.0%	0.70	11/08/04
		75,000			0.83	06/07/06
		200,000			1.32	03/12/08
			5,000		3.10	12/11/08

(1)	Includes vested and non-vested options.

(2)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares or warrants owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of May 10, 2004, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 82,473,385 Common Shares outstanding as of May 10, 2004.

*	Less than 1%.

The Company had two stock option plans that were designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term and to reward employees and service providers for both past and future performance Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of his/her position with, and contribution to, the Company. At the Company’s annual meeting of shareholders on June 3, 2003, the shareholders approved an increase in the size of the Company’s stock option plans such that the aggregate number of common shares that could be issued under the plans would be 5,000,000. In addition, the two stock option plans were consolidated under one stock option plan, the 1996 Stock Option Plan. Options issued and outstanding under the 1996 Stock Option Plan as of May 10, 2004 total 2,845,250. A total of 699,333 options have been exercised subsequent to the June

3, 2003 annual shareholders meeting, leaving 1,455,417 options available for issuance under the 1996 Stock Option Plan.

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

Beneficial Shareholders (5% or
greater)	As of 12/31/03		As of 12/31/02		As of 12/31/01
Franco Nevada Mining Corporation Limited 20 Eglinton Avenue West, Suite 1900 Toronto, Ontario M4R 1K8 Canada	—	—	—	—	3,455,852	12.8%
Newmont Mining Corporation 1700 Lincoln Street Denver, Colorado 80203	<5%	<5%	3,749,932	11.6%	—	—
Passport Management, LLC 402 Jackson Street San Francisco, CA 94111 (1)	6,928,860	8.5%	—	—	—	—
Fidelity Investments Fidelity Select Gold Portfolio 82 Devonshire Street Boston, MA 02109-3614	—	—	—	—	1,490,800	5.2%
Royal Precious Metals Fund c/o The Royal Trust Company The Royal Trust Tower P.O. Box 7500, Station A 77 King Street West, 6th Floor Toronto, Ontario M5W 1P9 Canada	<5%	<5%	3,150,000	9.7%	2,500,000	8.8%

(1)	Based on Schedule 13G filed April 19, 2004. Total includes 5,625,079 shares owned of record by Passport Master Fund, LP (“Fund”) and 1,303,780 shares owned of record by Passport Master Fund II, LP (“Fund II”), over which Passport Management, LLC (“LLC”), Ralph K. McCluskey II, and John H. Burbank III have shared voting and dispositive power. According to the Schedule 13G, the LLC, which is an investment adviser that is controlled and managed by Messrs. McCluskey and Burbank (as co-Managers), acts as investment adviser to Fund and Fund II.

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

To the best of the Company’s knowledge, at December 31, 2003 17,006,846 common shares were held by 609 registered record holders in the U.S. The number of outstanding shares of the Company’s Common Stock at May 10, 2004 was 82,473,385. To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal persons severally or jointly.

B) Related Party Transactions

In June 2000 the Company granted a $100,000 interest-free loan to Richard J. Hall that is collateralised by real property and due in June 2003. In the event that the underlying collateral is sold prior to June 2003, the loan is due and payable within 30 days of the date of sale unless additional collateral is provided that is acceptable by the Company. The loan was re-paid in June 2003.

C) Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 8 Financial Information

A) Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of the Company for the years ended December 31, 2003, 2002, and 2001, including an Audit Report dated February 13, 2004, except as to Note 14(c), which is as of March 24, 2004. The following financial statements are included: Consolidated Balance Sheets as at December 31, 2003 and 2002; Consolidated Statements of Operations and Deficit for the Years Ended December 31, 2003, 2002 and 2001; and Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2002 and 2001. Also included are Notes to the Consolidated Financial Statements for the Years Ended December 31, 2003, 2002 and 2001. The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as described in Note 13 to the consolidated financial statements, there are no material measurement differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States.

Legal Proceedings

The Company is directly and indirectly involved in various lawsuits that relate to its Cerro San Pedro project in Mexico. These include a lawsuit relating to the validity of its lease agreement for access to surface rights at the proposed site. Please see “Item 4. Information on the Company – D. Property, Plant and Equipment – The Cerro San Pedro Project, Mexico – Surface and Water Rights Acquisition”. In the event of an adverse outcome from certain of these lawsuits, the Company’s ability to complete construction and operate this mine could be impaired.

Dividend Policy

The Company has not paid any dividends on its Common Shares and has no dividend policy with respect to the payment of dividends.

B) Significant Changes

There have been no significant changes since the date of the audited financial statements, February 13, 2004, except as to Note 14(b), which is as of March 24, 2004.

ITEM 9 The Offer and Listing

A) Offer and Listing Details

The Common Shares of the Company are listed and posted for trading on The Toronto Stock Exchange (the “TSX”), under the symbol “MR”. The Common Shares were also traded on the NASD Over-the-Counter Bulletin Board under the symbol “METLF” until October 29, 2003. Effective October 30, 2003, the Common Shares were listed and began to trade on the American Stock Exchange (“AMEX”) under the symbol “MRB”. On December 11, 2003, certain warrants to purchase Common Shares of the Company began trading on the TSX under the symbol “MR.WT”. The warrants were issued in connection with a Canadian public offering that closed on December 11, 2003. Each warrant is exercisable into one Common Share at any time through December 11, 2008 at a price of Cdn$3.10 per share.

The following table sets out the annual high and low closing market prices of the Common Shares on the TSX and the AMEX during the last five fiscal years:

	TSX	TSX	AMEX	AMEX
	HIGH (Cdn $)	LOW (Cdn $)	HIGH (US $)	LOW (US $)
1999	1.50	0.38	n/a	n/a
2000	0.60	0.20	n/a	n/a
2001	1.45	0.19	n/a	n/a
2002	2.02	1.00	n/a	n/a
2003	2.55	1.12	(1) 1.96	(1) 1.55

(1)	The Company commenced trading on the AMEX on October 30, 2003.

The following table sets out the closing market price range of the Common Shares on the TSX and the AMEX for the last two years by fiscal quarter:

	TSX	TSX	AMEX	AMEX
	HIGH (Cdn $)	LOW (Cdn $)	HIGH (US $)	LOW (US $)
Fiscal 2002
First Quarter	1.95	1.17	n/a	n/a
Second Quarter	2.02	1.25	n/a	n/a
Third Quarter	1.60	1.02	n/a	n/a
Fourth Quarter	1.54	1.00	n/a	n/a
Fiscal 2003
First Quarter	1.70	1.12	n/a	n/a
Second Quarter	1.50	1.20	n/a	n/a
Third Quarter	2.45	1.18	n/a	n/a
Fourth Quarter	2.55	1.93	1.96	1.55
Fiscal 2004
First Quarter	2.76	2.04	2.12	1.51

The following table sets out the high and low closing market prices of the Common Shares on the TSX and the AMEX for the last six months:

	TSX	TSX	AMEX	AMEX
	HIGH (Cdn $)	LOW (Cdn $)	HIGH (US $)	LOW (US $)
November 2003	2.55	2.10	1.96	1.60
December 2003	2.39	2.05	1.84	1.55
January 2004	2.34	2.05	1.82	1.59
February 2004	2.39	2.04	1.82	1.51
March 2004	2.76	2.21	2.12	1.66
April 2004	2.87	1.80	2.14	1.32

On May 10, 2004, the closing price of the Common Shares on the TSX was Cdn$1.85 and US$1.32 on the AMEX.

B) Plan of Distribution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C) Markets

The Company’s Common Shares are listed for trading on The Toronto Stock Exchange and the American Stock Exchange.

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

Directors are entitled to remuneration as determined by the board of directors. The directors may also award special remuneration to any director undertaking special services on behalf of the Company. There was no compensation paid or accrued to any director during the year 2003 and through May 5, 2004. Directors are also entitled to reimbursement of out-of-pocket costs incurred in connection with their capacity as a director of the Company. The directors cannot conduct any business without a quorum of directors.

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

The Company’s bylaws are incorporated by reference to the Company’s Form 20-F Registration Statement filed on September 22, 1995. The Articles of Continuance are listed as Exhibit 1.2. The only changes to the bylaws/articles of incorporation since September 22, 1995 are presented below:

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

               (i) an investment to establish a new Canadian business; and

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

Significant differences between law applicable to the Company and law of the United States

See preceding two paragraphs.

C) Material Contracts

The Company has entered into the following material contracts for the two years preceding the date of publication of this document:

•	Purchase of Glamis Gold Ltd.’s 50% interest in Minera San Xavier, S.A. de C.V., the owner of the Cerro San Pedro gold and silver project in Mexico, for $18 million plus a sliding scale royalty when average monthly gold prices exceed $325 per ounce. Please refer to “Item 4 – Information on the Company – D. Property, Plant and Equipment – The Cerro San Pedro Project, Mexico” for information about the Company’s purchase of Glamis’ 50% interest in Minera San Xavier, S.A. de C.V. Please see Exhibit 4.11.

•	Mining Contract dated December 30, 2003 between Minera San Xavier, S.A. de C.V., Metallica Resources Inc. and Washington Group Latin America, Inc. for contract mining and related construction services for the Cerro San Pedro project

•	Contract for Constructon dated March 3, 2004 between Minera San Xavier, S.A. de C.V. and Mextica de Mexico S. de R.L., de C.V. for procurement, supply, installation and construction of certain facilities at the Cerro San Pedro project

•	Agreement dated March 24, 2004 to acquire Glamis’ royalty interest in the Cerro San Pedro project

Please refer to “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Contracts” for information about the Company’s employment contracts with each of its three executive officers.

D) Exchange Controls

There are not any governmental laws, decrees or regulations in Canada relating to restrictions on the import/export of capital affecting the remittance of interest, dividends or other payments to non-residential holders of the Company’s Common Shares. Any such remittances to United States residents, however, are subject to a 15% withholding tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See “ — E. Taxation,” below.

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

U.S .Holders

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

For the years ended December 31, 2003, 2002 and 2001, the Company does believe that it is a PFIC as defined in Section 1297 of the Internal Revenue Code of 1986. The Company’s determination in this respect has been made after reviewing the PFIC provisions and applying such provisions to its past and present situations. Although it is considered unlikely, there can be no assurance that the Company’s determination concerning its PFIC status may not be challenged by the IRS, or that the Company will be able to satisfy record keeping requirements which are imposed on certain PFICs. The Company intends to make annual information available to each U.S. Holder as to its potential PFIC status and income to be reported.

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

ITEM 15 Controls and Procedures

Disclosure Controls and Procedures. As of December 31, 2003, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were adequate to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Internal Control over Financial Reporting. During the fiscal year ended December 31, 2003, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16 [Reserved]

ITEM 16A Audit Committee Financial Expert

The Company has an Audit Committee established by the Board of Directors. The members of the Audit Committee are Denis M. Marsh, J. Alan Spence and Ian A. Shaw. The Board has designated Mr. Ian A. Shaw as the “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Shaw is “independent” as that term is defined under the rules of the American Stock Exchange.

ITEM 16B Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Company’s Code of Business Conduct and Ethics is posted on its website, www.metalres.com.

ITEM 16C Principal Accountant Fees and Services

The aggregate amounts billed by PricewaterhouseCoopers LLP, Chartered Accountants (“PWC”) to the Company for each of the fiscal years ended December 31, 2003 and 2002 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended	Year Ended
	December 31,	December 31,
	2003 (Cdn$)	2002 (Cdn$)
Audit Fees (1)	$38,200	$34,550
Audit-Related Fees (2)	80,000	1,000
Tax Fees	—	—
All Other Fees (3)	2,250	—

Totals	$120,450	$35,550

NOTES:

(1) “Audit Fees” represent fees for the audit of the Company’s annual financial statements, review of the Company’s interim financial statements and review in connection with the Company’s statutory and regulatory filings.

(2) “Audit-Related Fees” represent fees relating to the December 2003 prospectus filing and the March 2003 private placement share offering, and include a site visit by PricewaterhouseCoopers LLP Vancouver to Minera San Xavier, S.A. de C.V. in Mexico.

(3) “Other Fees” represent legal opinions rendered in connection with December 2003 prospectus filing and the March 2003 private placement share offering.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company’s independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements and fees for 2003 were approved by the Audit Committee. The Audit Committee reviews with PWC whether the non-audit services to be provided are compatible with maintaining the auditors’ independence. The Board has determined that, starting in 2004, fees paid to the independent auditors for non-audit services in any year will not exceed the fees paid for audit services during the year. Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as prospectus filings, registration statement filings or private placements.

ITEM 16D Exemptions from the Listing Standards for Audit Committees

The information referred to in this section is not currently required as to the Company, as its Common Shares were first listed on the AMEX on October 30, 2003.

ITEM 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The information referred to in this section is not required as to the fiscal year ended December 31, 2003, which is the period covered by this Annual Report on Form 20-F.

PART III

ITEM 17 Financial Statements

The following financial statements are attached and incorporated herein:

ITEM 18 Financial Statements

See Item 17.

ITEM 19 Exhibits

The following exhibits are attached and incorporated herein:

Description of Document
1.2	Certificate of Incorporation	*

1.2	Certificate of Continuance dated July 16, 2002	*

1.3	Articles of Continuance dated July 16, 2002	*

1.4	By-Laws dated July 16, 2002	*

4.1	Employment Agreement between the Company and Richard J. Hall dated June 5, 2001	*

4.2	Employment Agreements between the Company and Fred H. Lightner dated May 16, 1997, April 1, 1999 and November 8, 1999	*

4.3	Employment Agreement between the Company and Bradley J. Blacketor dated May 16, 1997	*

4.4	Shareholder Rights Plan Agreement dated March 19, 1999	*

4.5	Loan Agreement between Metallica Barbados Inc. and Richard J. Hall dated June 26, 2000	*

Description of Document
4.6	Richard J. Hall Subscription Agreement dated November 8, 1999	*

4.7	Richard J. Hall Warrant Agreement dated November 8, 1999	*

4.8	Noranda Exploration Agreement dated September 14, 1999	*

4.9	Noranda Exploration Agreement dated February 10, 2000	*

4.10	Stock Acquisition and Shareholders’ Agreement between Raleigh Mining International Limited and Cambior de Mexico S.A. de C.V. and Minera San Xavier S.A. de C.V. dated January 21, 1998	*

4.11	Share Purchase Agreement between Glamis de Mexico, S.A. de C.V., Raleigh Mining International Limited, Metallica Resources Inc. and Minera San Xavier, S.A. de C.V. dated February 12, 2003	*

4.12	Mining Contract dated December 30, 2003 between Minera San Xavier, S.A. de C.V., Metallica Resources Inc. and Washington Group Latin America, Inc. for contract mining and related construction services for the Cerro San Pedro project

4.13	Contract for Construction dated March 3, 2004 between Minera San Xavier, S.A. de C.V. and Mextica de Mexico S. de R.L., de C.V., for procurement, supply, installation and construction of certain facilities at the Cerro San Pedro project

4.14	Agreement between Glamis de Mexico, S.A. de C.V., et. al. and Minera San Xavier S.A. de C.V., et. al. dated March 24, 2004 to acquire Glamis’ royalty interest in the Cerro San Pedro project

4.15	Lease between Ejido Cerro de San Pedro and Minera San Xavier, S.A. de C.V. dated February 6, 1997 [English Translation]

8	Subsidiaries of the Company

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

METALLICA RESOURCES INC.
(Registrant)

Date: May 18, 2004	By:	/s/ Richard J. Hall
	Name:	Richard J. Hall
	Title:	President and Chief Executive Officer

Management’s Report

To the Board of Directors and Shareholders of Metallica Resources Inc.

Management is responsible for the preparation of the information contained in this annual report and for the consistency between the consolidated financial statements and other financial operating data contained elsewhere in the report. The accompanying consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and necessarily include amounts based on estimates and judgments.

Management has established and maintains a system of internal control, designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that financial information is reliable and accurate. The Audit Committee of the Board of Directors, comprised of non-management directors, has reviewed the consolidated financial statements with management and external auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

The Company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the United States, and their report follows:

/s/ Richard J. Hall
Richard J. Hall
President and Chief Executive Officer

/s/ Bradley J. Blacketor
Bradley J. Blacketor
Vice President, Chief Financial Officer
and Secretary

April 5, 2004

Independent auditors’ report

To the Shareholders of Metallica Resources Inc.

We have audited the consolidated balance sheets of Metallica Resources Inc. as at December 31, 2003 and 2002, and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2003, 2002 and 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 in accordance with accounting principles generally accepted in Canada.

Chartered Accountants
Vancouver, Canada
February 13, 2004 (except as to Note
14(c) which is as of March 24, 2004)

Consolidated balance sheets

Metallica Resources Inc.
(A Development Stage Company)
December 31, 2003 and 2002
U.S. dollars

	2003	2002
Assets
Current assets:
Cash and cash equivalents (Note 11)	$66,110,056	$4,520,886
Value-added tax and other current assets (Note 5)	415,878	285,480

	66,525,934	4,806,366
Mineral properties and deferred expenditures (Note 3)	26,574,390	12,587,193
Fixed assets (Note 4)	234,863	92,283
Other assets	18,661	5,196

Total assets	$93,353,848	$17,491,038

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$597,771	$153,017
Provision for reclamation and property closure costs (Note 3(d))	29,796	150,000
Note payable (Note 6)	200,100	100,050
Acquisition debt (Note 3(a))	5,959,740	—

	6,787,407	403,067
Shareholders’ equity:
Share capital (Note 7(b)) 81,763,885 common shares (2002: 32,449,167)	106,786,049	43,068,285
Warrants (Note 7(d))	7,469,578	—
Share options (Note 7(c))	6,675	—
Deficit	(27,695,861)	(25,980,314)

	86,566,441	17,087,971

Total liabilities and shareholders’ equity	$93,353,848	$17,491,038

Contingencies and commitments (Notes 3(a) and 10)

Subsequent events (Note 14)

Approved by the Board:

Craig J. Nelsen

Ian A. Shaw

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of operations and deficit

Metallica Resources Inc.
(A Development Stage Company)
For the years ended December 31, 2003, 2002 and 2001
U.S. dollars, except share data

	2003	2002	2001
Interest income	$158,087	$64,918	$69,900
Income from option payments (Note 3(d))	150,000	—	—

	308,087	64,918	69,900
General and administrative expense	1,252,077	920,604	742,401
Exploration expense	219,041	246,828	198,971
Reclamation and property closure costs	17,421	198,749	51,000
Write-down of mineral properties and deferred expenditures (Note 3)	703,536	21,000	2,892,086
Interest expense	446,851	—	—
Foreign exchange (gain) loss, net	(609,547)	3,281	673

Loss before income taxes	(1,721,292)	(1,325,544)	(3,815,231)
Income tax (recovery) provision (Note 8)	(5,745)	(5,223)	10,795

Loss for the year	(1,715,547)	(1,320,321)	(3,826,026)
Deficit, beginning of year	(25,980,314)	(24,659,993)	(20,833,967)

Deficit, end of year	$(27,695,861)	$(25,980,314)	$(24,659,993)

Basic and diluted loss per share	$(0.04)	$(0.04)	$(0.14)

Weighted average number of common shares outstanding	42,865,141	31,295,063	27,290,979

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows

Metallica Resources Inc.
(A Development Stage Company)
For the years ended December 31, 2003, 2002 and 2001
U.S. dollars

	2003	2002	2001
Cash Flows Provided From (Used in) Operating Activities
Loss for the year	$(1,715,547)	$(1,320,321)	$(3,826,026)
Non-cash items:
Depreciation and amortization	10,564	8,638	5,852
Interest expense (Note 3(a))	442,933	—	—
Common share contribution to retirement plan	21,735	17,163	15,572
Reclamation and property closure costs	17,421	24,000	51,000
Write-down of mineral properties and deferred expenditures	703,536	21,000	2,892,086
Value of options issued to consultants	6,675	—	—
Foreign exchange (gain) loss	(609,547)	—	—
Changes in non-cash working capital:
Value-added tax and other current assets	(158,022)	34,584	3,598
Accounts payable and accrued liabilities	217,940	(16,159)	(24,837)
Provision for reclamation and property closure costs	(137,625)	—	—
Other assets	(13,664)	1,238	29,097

	(1,213,601)	(1,229,857)	(853,658)
Cash Flows Provided From (Used in) Investing Activities
Acquisition of subsidiary, net of cash acquired	(1,921,933)	—	—
Mineral properties and deferred expenditures	(2,044,946)	(886,771)	(1,049,811)
Payments to acquire fixed assets	(105,504)	(18,348)	(5,554)

	(4,072,383)	(905,119)	(1,055,365)
Cash Flows Provided From (Used in) Financing Activities
Contributions to joint venture by joint venture partner	—	61,968	977,788
Repayment of note payable	(5,000,000)	(50,000)	(50,000)
Common shares issued for cash, net of issue costs	70,774,607	4,054,994	998,313
Proceeds from exercise of warrants	168,454	—	123,088
Proceeds from exercise of options	222,546	26,799	82,227
Proceeds from repayment of loan to director	100,000	—	—

	66,265,607	4,093,761	2,131,416
Foreign Exchange Gain on Foreign Cash Held	609,547	—	—

Increase in cash and cash equivalents	61,589,170	1,958,785	222,393
Cash and cash equivalents, beginning of year	4,520,886	2,562,101	2,339,708

Cash and cash equivalents, end of year	$66,110,056	$4,520,886	$2,562,101

Supplementary cash flow information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

1.	Nature of Operations

Metallica Resources Inc. (the “Company”) is engaged in the exploration, development and acquisition of mineral deposits principally in Mexico and South America. At December 31, 2003, the Company is advancing a gold and silver development project in Mexico. The Company has raised the financing necessary to construct the mine and commenced construction in February 2004. The Company estimates a construction period of nine to twelve months. The Company is also advancing a copper and gold porphyry exploration project in Chile with Noranda Inc. (Note 3(b)) and is pursuing various other exploration projects in North and South America.

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

•	Datawave Sciences Inc.

•	De Re Holdings Inc.

•	Desarrollos Metallica C.A.

•	MMM Exploraciones, S.A. de C.V.

•	Metallica (Barbados) Inc.

•	Metallica Brazil Ltda.

•	Metallica Management Inc.

•	Minera Metallica Limitada

•	Minera San Xavier, S.A. de C.V.

•	Raleigh Mining International Limited

•	Servicios del Plata y Oro, S.A. de C.V.

On February 12, 2003, the Company acquired Glamis Gold Ltd.’s 50% interest in Minera San Xavier, S.A. de C.V. (“MSX”), which resulted in the Company owning a 100% interest in MSX. For all periods ended prior to February 12, 2003, the Company’s 50% joint venture investment in MSX is included in these consolidated financial statements using the proportionate consolidation method. For the period ended December 31, 2003, MSX is reflected as a wholly owned subsidiary.

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

Foreign Currency Translation

The Company considers the U.S. dollar to be the functional currency of all of its operations. The Company’s subsidiaries are integrated foreign subsidiaries and, accordingly, foreign currency amounts are translated into U.S. dollars using the temporal method. Monetary balances are translated at the rate of exchange at the balance sheet date, nonmonetary balances at historic exchange rates and other revenue and expense items at average exchange rates. Foreign currency gains and losses are included in earnings for the period.

Cash and Cash Equivalents

Cash and cash equivalents include cash in demand deposits and short-term money market investments that, on acquisition, have a term to maturity of three months or less.

Mineral Properties and Deferred Expenditures

The cost of mineral property interests and related exploration and development costs are capitalized until commercial production is established, the property is disposed of through sale or otherwise, or management believes that the recoverable value has declined. Expenditures related to grassroots exploration are expensed as incurred. If a project is put into commercial production, capitalized costs would be depleted on the unit-of-production basis.

Proceeds received from the partial sale or sale of any interest in a property are credited against the carrying cost of such property until the payments are in excess of the costs incurred, at which time they are then credited to income.

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

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

Fixed Assets, Depreciation and Amortization

Fixed assets are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the related assets. The following rates are being used:

Equipment	3 to 10 years
Vehicles	4 years
Buildings and leasehold improvements	3 to 17 years
Furniture	3 to 10 years

Provision for Reclamation Costs

The Company has adopted the new accounting standard for asset retirement obligations, CICA 3110. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The adoption of this standard did not have any impact on the Company’s financial position or results.

Financial Instruments

At December 31, 2003, the carrying values of cash and cash equivalents, value-added tax and other current assets, accounts payable and accrued liabilities, acquisition debt and note payable approximate their fair value due to the relatively short period to maturity of the instruments.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment.

Stock-based Compensation Plan

The Company’s stock-based compensation plan is described in Note 7. As allowed by the accounting standard, the Company does not follow the fair value method of accounting for share options granted to employees and directors. Stock-based compensation on options granted to non-employees is recorded as an expense at the earlier of the completion of performance or vesting of the options granted, based upon the estimated fair value on the date of grant. Under the intrinsic value method adopted by the Company, no compensation expense is recorded if the exercise price of the share options is equal to or greater than the market price on the date of the grant. Any consideration paid on exercise of stock options or purchase of stock is credited to share capital.

Loss per Share

Loss per share is determined using the weighted average number of shares outstanding during the year. All outstanding options and warrants are anti-dilutive; therefore, basic and diluted loss per share are the same. Information regarding securities that could potentially dilute basic earnings per share in the future is presented in Note 7.

3.	Mineral Properties and Deferred Expenditures

Mineral property costs and deferred expenditures are summarized as follows:

	December 31, 2003
	Mineral
	Property	Deferred
	Costs	Expenditures	Total
Cerro San Pedro, Mexico (a):
Balance at January 1, 2003	$3,609,686	$7,374,956	$10,984,642
Acquisition of subsidiary	12,461,971	—	12,461,971
Additions	43,566	1,978,341	2,021,907

Balance at December 31, 2003	16,115,223	9,353,297	25,468,520
El Morro, Chile (b):
Balance at January 1, 2003	90,000	946,004	1,036,004
Additions	—	3,585	3,585

Balance at December 31, 2003	90,000	949,589	1,039,589
MIMK and other projects, Chile (c):
Balance at January 1, 2003	9,762	556,785	566,547
Additions	12,095	191,175	203,270
Write-offs	(6,287)	(697,249)	(703,536)

Balance at December 31, 2003	15,570	50,711	66,281

	$16,220,793	$10,353,597	$26,574,390

	December 31, 2002
	Mineral
	Property	Deferred
	Costs	Expenditures	Total
Cerro San Pedro, Mexico (a):
Balance at January 1, 2002	$3,601,493	$7,062,647	$10,664,140
Additions	8,193	374,277	382,470
Contributions to joint venture by joint venture partner	—	(61,968)	(61,968)

Balance at December 31, 2002	3,609,686	7,374,956	10,984,642
El Morro, Chile (b):
Balance at January 1, 2002	90,000	867,452	957,452
Additions	—	78,552	78,552

Balance at December 31, 2002	90,000	946,004	1,036,004
MIMK, Chile (c):
Balance at January 1, 2002	17,462	147,568	165,030
Additions	—	422,517	422,517
Write-offs	(7,700)	(13,300)	(21,000)

Balance at December 31, 2002	9,762	556,785	566,547

	$3,709,448	$8,877,745	$12,587,193

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

a)	Mexico – Cerro San Pedro Project

The Cerro San Pedro gold and silver project (the “Project”) is located in the State of San Luis Potosí, Mexico and is owned by Minera San Xavier, S.A. de C.V. (“MSX”). The feasibility study for the Project is based on an open-pit mining operation with heap-leach processing of ores.

On February 12, 2003, the Company acquired Glamis Gold Ltd.’s (“Glamis”) 50% equity interest in MSX for $18 million, less 50% of MSX’s working capital deficit at closing of $58,328. As a result of the purchase, the Company owns 100% of the issued and outstanding shares of MSX. The purchase price is payable as follows:

i)	$2 million paid at closing.

ii)	50% of MSX’s working capital deficit at closing of $58,328, paid to the Company subsequent to closing.

iii)	$5 million paid on August 12, 2003.

iv)	$6 million paid on February 10, 2004 (Note 14(a)).

v)	$2.5 million payable upon commencement of commercial production (Note 14(c)).

vi)	$2.5 million payable one year from commencement of commercial production (Note 14(c)).

The $2.5 million payable upon commencement of commercial production and the $2.5 million payable one year from commencement of commercial production represent contingent consideration and have therefore not been recognized as acquisition costs at December 31, 2003. These contingent amounts will be recorded as acquisition costs on March 24, 2004 (Note 14(c)).

The acquisition of Glamis’ 50% equity interest in MSX is a business combination accounted for as a purchase transaction. The fair value of the consideration of $13 million ($18 million less $5 million of contingent payments) less 50% of MSX’s working capital deficit of $58,328, has been allocated to the fair value of the net assets acquired as follows:

Fair Value of Net Assets Acquired:
Cash	$19,739
Other current assets	72,376
Fixed assets	75,708
Mineral properties	12,461,971

12,629,794
Less: Current liabilities and other	(71,265)
Note payable	(100,050)

$12,458,479

Consideration:
Cash at closing, less working capital deficit	$1,941,672
Present value of future cash payments, discounted at 6%	10,516,807

$12,458,479

Acquisition debt of $10.5 million represents the estimated present value of future cash payments totaling $11.0 million discounted at 6%. Interest accretion for the year ended December 31, 2003 totaled $442,933. On August 12, 2003, the Company made a $5.0 million debt payment. At December 31, 2003, the acquisition debt balance was $5,959,740.

Glamis retained a net returns royalty on the gross proceeds, less costs and expenses, of all ores, metals and mineral concentrates mined at the Project as follows (Note 14(c)):

Net Returns
Gold Price per Ounce	Royalty
Less than $325.00	0.0%
$325.00 to $349.99	0.5%
$350.00 to $374.99	1.0%
$375.00 to $399.99	1.5%
$400.00 and above	2.0%

On December 30, 2003, the Company awarded a contract to Washington Group International to provide MSX with contract mining and related construction services over the pre-production period and estimated mine life totaling approximately ten years. The contract has an estimated gross value, exclusive of fuel costs, of approximately $105 million. The contract provides that MSX may terminate the contract at any time prior to the end of the ten-year term, but must pay early termination and demobilization fees to Washington Group International as follows:

Termination Period	Termination Fees
Pre-production	$11,560,000
Year 1	$10,160,000
Year 2	$7,460,000
Year 3	$4,760,000
Year 4	$2,960,000
Year 5	$2,360,000
Year 6	$2,060,000
Year 7	$1,660,000
Year 8	$1,360,000
Year 9	$—

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

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

The Project is subject to a 1.95% royalty on the gross value of metals and minerals contained in production in all mineral concessions presently owned or optioned by MSX. In addition, MSX has entered into an agreement with a former owner of certain mining concessions that provides for the greater of a 2.5% net smelter returns (“NSR”) royalty on any production that occurs on the properties or $50,000 per year beginning April 2003, subject to a maximum of $1.0 million. The first payment of $50,000 was made in April 2003.

Prior to the Company’s acquisition of its joint venture partner’s interest in MSX on February 12, 2003, the Company accounted for its investment in MSX using the proportionate consolidation method. Under this method, the Company’s 50% interest in MSX was combined with the financial results of the Company and its subsidiaries. The Company’s share of the assets and liabilities of MSX at December 31, 2002, and cash flows of MSX for the years ended December 31, 2002 and 2001, were as follows:

December 31, 2002
Current assets	$129,657
Current liabilities	131,566

Working capital deficit	(1,909)
Fixed assets, net	75,299
Mineral properties	3,609,686
Deferred exploration expenditures	7,374,956

Net assets	$11,058,032

	Year Ended December 31,
	2002	2001
Cash inflow (outflow) from:
Operating activities	$131,546	$(34,402)
Investing activities	(382,896)	(681,243)
Financing activities	11,968	902,738

Increase (decrease) in cash	$(239,382)	$187,093

b)	Chile – El Morro Project

The Company’s activities in Chile are concentrated on gold and copper exploration targets. The El Morro copper and gold project consists of the La Fortuna and El Morro areas. In September 1999, the Company entered into an option agreement to acquire a 100% interest in the La Fortuna mining concessions owned by BHP Minerals (“BHP”). The option agreement provides for payments to BHP totaling $1.7 million, with the final payment being made by Noranda Inc. (“Noranda”) in July 2003 pursuant to the exploration agreement discussed below. The option agreement also provides for BHP to retain a 2% NSR royalty on any production from the mining concessions sold to the Company.

The Company also entered into an option agreement to acquire a 100% interest in the other La Fortuna mining concessions owned by S.L.M. Cantarito and S.L.M. Tronquito (collectively “Martin”) by making aggregate payments to Martin of $1.5 million. The option was completed in December 2001. Martin retained a 2% NSR royalty on the concessions, half of which can be repurchased by the Company for $500,000 at any time up to five years following completion of the Martin option purchase.

In 2000 and 2001, Noranda entered into an option agreement to acquire a 100% interest in the La Fortuna mining concessions (“Santa Julia”) owned by the Cayo family pursuant to the exploration agreement discussed below. The option was exercised in 2002 upon making aggregate payments to the Cayo family totaling $85,000. The Company is required to make additional payments totaling $400,000 within two years of commencement of mining on the Santa Julia concessions.

The Company’s 100% interest in the El Morro area, which is adjacent to the La Fortuna area, was acquired by staking in 1998. As of December 31, 2003, the Company had incurred mineral property costs and deferred expenditures totaling $1,039,589 on the El Morro project.

The Company entered into an exploration agreement with Noranda to conduct an exploration program on the El Morro project in September 1999. In February 2000, the agreement was amended and provides for Noranda to earn up to a 70% interest in the project by making aggregate exploration and property acquisition expenditures of $10.0 million, including the BHP, Martin and Cayo family option payments, over a five-year period beginning September 1999, and a payment to the Company by September 14, 2005 of $10.0 million. The agreement also provides for Noranda to subscribe for a private placement in the Company for $1.0 million, which was completed in October 2001 by paying the Company $1.0 million in exchange for 918,563 Metallica common shares (Note 7). Noranda has advised the Company that as of December 31, 2003, it had incurred approximately $11 million of exploration and property acquisition expenditures on the El Morro project. Noranda is required to continue to fund all exploration activities at the El Morro project until it either makes the $10.0 million payment to the Company that is due on or before September 14, 2005, or forfeits its interest in the project.

c)	Chile – MIMK and Other Projects

The MIMK project was established in 2000 to identify copper-gold projects in close proximity and similar to the El Morro project. For the years ended December 31, 2003 and 2002, various MIMK properties, with carrying values totaling $703,536 and $21,000, respectively, were abandoned and written off. As of December 31, 2003, the MIMK project consists of five properties with deferred exploration expenditures and property acquisition costs totaling $32,831.

The other project, also in Chile, is a gold exploration project and has deferred exploration expenditures and property acquisition costs totaling $33,450 as of December 31, 2003.

d)	Brazil – Mara Rosa Project

At December 31, 2001, the Company elected not to proceed with further exploration on the Mara Rosa gold project and wrote off

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

its $2,892,086 investment in the project. At December 31, 2003 and 2002, the Company had accrued estimated reclamation and property closure costs relating to the Mara Rosa project of $29,796 and $150,000, respectively.

In November 2003, the Company entered into an option agreement to sell its 100% interest in the Mara Rosa project for $450,000. The Company has received $150,000 of non-refundable option payments pursuant to the agreement as of December 31, 2003. These amounts have been recognized as income from option payments for the year ended December 31, 2003. The agreement also provides for the Company to receive three payments of $100,000 each, due no later than January 31, 2004, April 20, 2004 and July 20, 2004, respectively. The Company has the option to receive shares of the purchaser at a 25% discount to the closing market price, as defined, in lieu of the $100,000 cash payment that is due on April 20, 2004. If the Company does not elect to receive shares of the purchaser in lieu of the $100,000 cash payment due on April 20, 2004, and if the purchaser closes a $1 million equity financing on or before October 20, 2004, then the Company is required to participate in the initial equity financing of the purchaser for an aggregate subscription price of $100,000, provided that the purchaser has satisfied the other terms of the option agreement.

4.	Fixed Assets

Fixed assets consist of the following at December 31, 2003 and 2002:

	2003
		Accumulated
		Depreciation
		and	Net Book
	Cost	Amortization	Value
Equipment	$161,395	$82,175	$79,220
Vehicles	107,377	67,814	39,563
Building and leasehold improvements	123,067	19,991	103,076
Furniture	36,755	23,751	13,004

Total	$428,594	$193,731	$234,863

	2002
		Accumulated
		Depreciation
		and	Net Book
	Cost	Amortization	Value
Equipment	$100,183	$64,409	$35,774
Vehicles	60,517	58,205	2,312
Building and leasehold improvements	66,546	13,105	53,441
Furniture	23,220	22,464	756

Total	$250,466	$158,183	$92,283

5.	Other Current Assets

Included in other current assets at December 31, 2002 is a $100,000 interest free loan that was granted to a director and officer in June 2000. The loan was repaid in June 2003.

6.	Note Payable

The note payable at December 31, 2003 and 2002 is collateralized by mineral properties held by MSX (Note 3(a)) and consists of the following:

	2003	2002
MSX debt, interest at 1% per month effective March 1, 2002, payable monthly	$200,100	$100,050
Less current portion	200,100	100,050

Long-term debt	$—	$—

The current portion of the note payable was paid in January 2004.

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

7.	Share Capital

a)	Authorized

Unlimited number of common and preferred shares without par value.

b)	Common Shares Issued and Outstanding

	Year Ended December 31,
	2003		2002		2001
	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding, beginning of year	32,449,167	$43,068,285	28,472,978	$38,964,222	27,077,735	$37,744,962
Shares issued in public offering (Note 7(d))	38,700,000	55,416,199	—	—	—	—
Shares issued in private placements (Notes 3(b) and 7(d))	10,100,000	7,847,925	3,900,000	4,054,994	918,563	998,313
Exercise of compensation warrants (Note 7(d))	151,500	168,454	—	—	267,858	123,088
Fair value of compensation warrants exercised (Note 7(d))	—	40,905	—	—	—	—
Exercise of stock options (Note 7 (c))	344,333	222,546	50,000	26,799	154,000	82,227
Shares issued for retirement plan (Note 9)	18,885	21,735	26,189	22,270	55,551	15,632
Transfer agent share consolidation	—	—	—	—	(729)	—

Outstanding, end of year	81,763,885	$106,786,049	32,449,167	$43,068,285	28,472,978	$38,964,222

On March 19, 1999, the Company adopted a Shareholder Rights Plan whereby each shareholder of record was effectively issued one right for each common share held. In the event that a bidder acquires 20% or more of the outstanding voting shares of the Company, other than by a permitted bid or with the approval of the Board of Directors of the Company, the rights would become exercisable to purchase common shares of the Company at a 50% discount to the then current market price. In June 2002, the shareholders ratified the continued existence of the Shareholder Rights Plan to March 19, 2005.

c)	Options

The Company’s stock-based compensation plan provides that the exercise price per share is equal to the closing market price the day prior to granting as quoted on the Toronto Stock Exchange. Each option allows for the purchase of one share and expires not later than ten years from the date it was granted. Options vest over a period of up to three years depending on the date of grant. The stock option plan was amended to provide for a maximum of 5.0 million common shares that may be issued after April 29, 2003. As of December 31, 2003, 344,333 common shares had been issued subsequent to April 29, 2003.

The fair value of vested share options granted to consultants totaling $6,675 for the year ended December 31, 2003 is included in exploration expense.

If the Company had followed the fair value method of accounting for share options granted to employees and directors, the Company would have recorded additional compensation expense totaling $339,367 and $61,248 for the years ended December 31, 2003 and 2002, respectively. The pro forma effect on loss for the year, and basic and diluted loss per share, for the years ended December 31, 2003 and 2002, had the Company followed the fair value method of accounting for stock-based compensation for options granted from January 1, 2002, is as follows:

	Year Ended December 31,
	2003	2002
Loss for the year	$1,715,547	$1,320,321
Compensation expense	339,367	61,248

Pro forma loss for the year	$2,054,914	$1,381,569

Basic and diluted loss per share:
As reported	$(0.04)	$(0.04)

Pro forma	$(0.05)	$(0.04)

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

The fair value of share options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2003	2002
Risk free interest rate (Canada)	3.6% to 4.4%	4.5%
Expected dividend yield	0.0%	0.0%
Expected price volatility of the Company’s common shares	75% to 87%	110%
Expected life of option	5 years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s common shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share options.

The following is a summary of options granted under the Company’s stock-based compensation plan:

				Weighted Average Exercise Price
				(Canadian Dollars)
	Year Ended December 31,			Year Ended December 31,
	2003	2002	2001	2003	2002	2001
Outstanding, beginning of year	2,107,083	2,244,583	2,655,500	$0.99	$1.10	$1.74
Granted	1,112,500	87,500	811,250	1.35	1.39	0.83
Exercised	(344,333)	(50,000)	(154,000)	0.88	0.85	0.84
Forfeited	—	—	(18,667)	—	—	1.04
Expired	(75,000)	(175,000)	(1,049,500)	2.24	2.55	2.55

Outstanding, end of year	2,800,250	2,107,083	2,244,583	$1.12	$0.99	$1.10

Exercisable, end of year	1,957,750	1,778,333	1,658,750	$1.02	$1.01	$1.20

The following table summarizes information about stock options outstanding at December 31, 2003:

Range of		Weighted Average	Weighted Average
Exercise Prices	Number	Remaining	Exercise Price
(Canadian Dollars)	Outstanding	Contractual Life	(Canadian Dollars)
$0.45 to $0.50	144,000	1.1 years	$0.46
$0.70 to $0.85	1,136,250	1.9 years	0.80
$1.11 to $1.39	1,390,000	3.5 years	1.30
$2.11	30,000	4.8 years	2.11
$2.87	100,000	1.7 years	2.87

$0.45 to $2.87	2,800,250	2.7 years	$1.12

d)	Warrants and Private Placements

The 267,858 common shares issued pursuant to a private placement in 2000 each had one common share purchase warrant attached. Each warrant entitled the holder to purchase one common share in the Company at a price of Cdn$0.70 per share. The warrants were exercised in June 2001.

On April 16, 2002, the Company sold 3.9 million units pursuant to a private placement at a price of Cdn$1.80 per share for gross proceeds of Cdn$7.0 million (US$4,054,994, net of share issuance costs). Each unit included one-half of one common share purchase warrant. Each whole common share purchase warrant was exercisable at a price of Cdn$2.00 per share for a period of one year. The warrants expired unexercised on April 16, 2003.

On March 11, 2003, the Company closed a private placement for 10.1 million units at a price of Cdn$1.50 per unit for gross proceeds of Cdn$15.2 million (US$9.5 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$2.00 for a period of two years to March 11, 2005. The Company also granted the underwriters 505,000 compensation warrants. Each compensation warrant is exercisable at a price of Cdn$1.50 per share for a period of one year to March 11, 2004. Compensation warrants totaling 151,500 were exercised in 2003, resulting in 353,500 compensation warrants outstanding as of December 31, 2003.

On December 11, 2003, the Company issued 38.7 million units in a public offering at a price of Cdn$2.20 per unit for gross proceeds of Cdn$85.1 million (US$61.3 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$3.10 for a period of five years to December 11, 2008.

The fair value attributable to the warrants and compensation warrants that were issued in the March 2003 financing was $1,484,758 and $136,440, respectively. The fair value attributable to the warrants that were issued in the December 2003 financing was $5,889,285. The fair value attributable to the 151,500 compensation warrants that were exercised in 2003 was $40,905, resulting in a net fair value attributable to warrants and compensation warrants of $7,469,578 at December 31, 2003.

8.	Income Taxes

The difference between the amount of reported consolidated income tax provision and the amount computed by multiplying the loss before income taxes by the Company’s combined applicable Canadian federal and provincial tax rate of 36.62% (38.62% in 2002 and 42.12% in 2001) is reconciled as follows:

	Year Ended December 31,
	2003	2002	2001
Income tax (benefit) computed using the applicable tax rate	$(630,337)	$(489,912)	$(1,606,975)
Non-deductible write-down of mineral properties and deferred exploration expenditures	257,635	8,110	1,218,147
Net foreign losses subject to different tax rates	57,785	91,852	53,147
Interest expense not deductible	162,202	—	—
Earnings taxed at more (less) than applicable rate	425	(5,262)	(7,766)
Unrealized foreign exchange gain	(223,130)	—	—
Benefit of current tax loss not recognized	369,675	389,989	354,242

Income tax (benefit) provision	$(5,745)	$(5,223)	$10,795

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at December 31, 2003 and 2002 are as follows:

	2003	2002
Future income tax assets:
Canada:
Net operating loss carryforwards	$3,177,000	$2,326,000
Deferred financing costs	1,704,000	125,000
Mexico:
Net operating loss carryforwards	9,909,000	3,517,000
Other countries:
Net operating loss carryforwards	389,000	232,000
Other	30,000	37,000

Total future income tax assets	15,209,000	6,237,000
Less valuation allowance	(9,321,000)	(3,782,000)

Future income tax assets, net of valuation allowance	5,888,000	2,455,000
Future income tax liabilities:
Mexico:
Mineral properties and deferred exploration expenditures	5,847,000	2,455,000
Other	41,000	—

Total future income tax liabilities	5,888,000	2,455,000

Net future income tax assets	$—	$—

At December 31, 2003, the Company and its subsidiaries have available Canadian tax loss carryforwards of approximately $8.7 million that expire between the years 2004 and 2010; Mexican tax loss carryforwards of approximately $31.0 million that expire between the years 2005 and 2013; Chilean tax loss carryforwards of approximately $1.8 million that can be carried forward indefinitely; Barbados tax loss carryforwards of approximately $2.2 million that expire between the years 2006 and 2012; and United States tax loss carryforwards of approximately $0.1 million that expire in 2018.

9.	Pension Plan

The Company has a qualified defined contribution savings plan that covers all U.S. salaried and hourly employees. When an employee meets certain eligibility requirements, the Company matches 50% of employee contributions up to 10% of base salary. Employees vest 100% in the employer matching contribution after three years of service. The Company’s matching contributions were $26,773, $18,038 and $15,572 for the years ended December 31, 2003, 2002 and 2001, respectively.

10.	Contingencies and Commitments

a)	The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company believes its operations comply in all material respects with all applicable laws and regulations.

b)	MSX entered into a lease agreement with a group of individuals representing Ejido Cerro San Pedro for a 15-year period beginning February 1997. The lease provides for annual lease payments of $15,128 and grants MSX surface rights to Ejido Cerro San Pedro’s communal farm land at the proposed mine site. Another group of individuals has filed a lawsuit requesting nullification of the existing lease agreement with MSX alleging that they are the lawful representatives of Ejido Cerro San Pedro. In December 2002, a judgement was rendered in favor of the group of individuals who signed the lease agreement with MSX, which allows them to prove that they are the lawful representatives of Ejido Cerro San Pedro. In the event that the lawsuit is settled in favor of the individuals requesting nullification of the existing lease agreement, MSX will be required to negotiate a new lease agreement with the new Ejido Cerro San Pedro representatives.

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

c)	The Company leases certain surface rights, facilities and equipment under long-term operating lease agreements. As of December 31, 2003, lease commitments for the next five years and thereafter are as follows:

2004	$53,107
2005	$50,482
2006	$27,753
2007	$23,582
2008	$23,582
Thereafter	$109,456

d)	In September 2003, MSX entered into an agreement with a Mexican governmental agency to provide a total of approximately $360,000 for reforestation of land in the area surrounding the proposed Cerro San Pedro mine that is not owned or leased by MSX. The $360,000 will be funded by MSX over a period of approximately twelve years.

e)	Other commitments are discussed in Note 3(a).

11.	Supplementary Cash Flow Information

Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts at December 31, as follows:

	2003	2002	2001
Cash on hand and balances with bank	$642,637	$120,886	$459,288
Short-term investments	65,467,419	4,400,000	2,102,813

	$66,110,056	$4,520,886	$2,562,101

The Company paid interest and income taxes as follows for the three years ended December 31, as follows:

	2003	2002	2001
Income taxes	$—	$13,000	$—
Interest	$25,929	$10,005	$—

Other than the acquisition of 50% of MSX described in Note 3(a), the Company incurred non-cash operating and financing activities for the three years ended December 31, as follows:

	2003	2002	2001
Non-cash operating activities:
Settlement of retirement plan obligations with common shares	$(21,735)	$(22,270)	$(15,632)
Non-cash financing activities:
Common shares issued for retirement plan contributions	$21,735	$22,270	$15,632

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

12.	Segment Information

The Company’s operations are limited to a single industry segment being the exploration and development of mineral properties for economically recoverable reserves. Segment assets by geographic location are as follows:

	December 31, 2003
	Mexico	Chile	United States	Total
Mineral properties and deferred expenditures	$25,468,520	$1,105,870	$—	$26,574,390
Fixed assets, net	219,801	—	15,062	234,863

	$25,688,321	$1,105,870	$15,062	$26,809,253

	December 31, 2002
	Mexico	Chile	United States	Total
Mineral properties and deferred expenditures	$10,984,642	$1,602,551	$—	$12,587,193
Fixed assets, net	75,299	—	16,984	92,283

	$11,059,941	$1,602,551	$16,984	$12,679,476

13.	Reconciliation to United States GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. Significant measurement differences that materially affect these consolidated financial statements are as follows:

•	As described in Note 2, Canadian GAAP allows for the deferral of exploration expenditures. Under United States GAAP, the Company expenses, as incurred, costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study has been prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized cost is then assessed periodically for recoverability of carrying values under Statement of Financial Accounting Standard (SFAS) 144.

•	Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under United States GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to United States GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders’ equity. Details of the Company’s share of the assets, liabilities and cash flows of the MSX joint venture as at December 31, 2002 and for the years ended December 31, 2002 and 2001 are set out in Note 3(a). MSX became a wholly owned subsidiary of the Company on February 12, 2003.

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

Had the Company followed United States GAAP, certain items in the statements of operations and deficit and balance sheets would have been reported as follows:

Statements of Operations and Deficit	Year Ended December 31,
	2003	2002	2001
Net loss under Canadian GAAP	$(1,715,547)	$(1,320,321)	$(3,826,026)
Exploration expenditures expensed	(206,855)	(600,831)	(313,594)
Net effect of write-down of mineral properties and deferred expenditures	703,536	13,300	1,964,940

Net loss under U.S. GAAP	$(1,218,866)	$(1,907,852)	$(2,174,680)

Net loss per share under U.S. GAAP	$(0.03)	$(0.06)	$(0.08)

Balance Sheets	At December 31,
	2003		2002
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Mineral properties and deferred expenditures	$26,574,390	$18,173,219	$12,587,193	$3,689,341

Shareholders’ equity	$86,566,441	$78,165,270	$17,087,971	$8,190,119

Statements of Cash Flows	Year Ended December 31,
	2003	2002	2001
Cash flows used in operating activities, Canadian GAAP	$(1,213,601)	$(1,229,857)	$(853,658)
Mineral properties and deferred expenditures	(206,855)	(499,153)	(313,594)

Cash flows used in operating activities, U.S. GAAP	$(1,420,456)	$(1,729,010)	$(1,167,252)

Cash flows used in investing activities, Canadian GAAP	$(4,072,383)	$(905,119)	$(1,055,365)
Mineral properties and deferred expenditures	206,855	499,153	313,594

Cash flows used in investing activities, U.S. GAAP	$(3,865,528)	$(405,966)	$(741,771)

Metallica Resources Inc.
(A Development Stage Company)

Notes to consolidated financial statements

Recent Accounting Pronouncements

In April 2003, the Financial Accounting Standards Board (FASB) issued Statement No. 149, Amendments of Statement No. 133 on Derivative Instruments and Hedging Activities (SFAS No. 149) which is primarily effective for contracts entered into or modified after June 30, 2003. Statement No. 149 amends Statement No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133) for certain decisions made by the FASB as part of the Derivatives Implementation Group process and incorporates clarifications of the definition of a derivative. Adoption of SFAS No. 149 will not impact the Company’s financial position and results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS No. 150). This Statement establishes standards for how an issuer should classify and measure certain financial instruments having characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in certain cases). Prior to the issuance of SFAS No. 150, many issuers classified such instruments as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have any impact on the Company’s consolidated financial statements because the Company does not have any financial instruments with characteristics of both liabilities and equity.

The Canadian Institute of Chartered Accountants (CICA) has issued amendments to Section 3850, Stock-based Compensation and Other Stock-based Payments, which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options. The Company will be required to adopt this Standard on January 1, 2004, which will result in compensation expense on stock options granted to directors and employees, previously only disclosed on a pro forma basis, to be charged to earnings.

The CICA has issued Accounting Guideline 13, Hedging Relationships, which establishes certain conditions regarding when hedge accounting may be applied, and is effective for the Company’s fiscal year beginning January 1, 2004. The Company does not expect the adoption of this Guideline to have a material impact on the Company’s financial position or results.

The CICA has issued Accounting Guideline 15, Consolidation of Variable Interest Entities, which will be effective for annual and interim periods beginning on or after January 1, 2004. This Guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The Company does not expect the adoption of this Guideline to have a material impact on the Company’s financial position or results of operations.

14.	Subsequent Events

a)	On February 10, 2004, the Company made a $6.0 million acquisition debt payment to Glamis as part of its purchase of the Cerro San Pedro project.

b)	At December 31, 2003 and February 13, 2004, the Company held Canadian dollar denominated cash and cash equivalents totaling approximately Cdn$81.0 million and Cdn$64.3 million, respectively. At December 31, 2003, the Cdn$/US$ exchange rate was 1.2946. At February 13, 2004, the date of issuance of the audited financial statements, Cdn$/US$ exchange rate was 1.3194.

c)	On February 27, 2004, the Company announced that it had reached an agreement to acquire Glamis’ NSR royalty and to prepay the remaining $5.0 million of contingent consideration related to the Cerro San Pedro project for $7.25 million. Glamis had retained the royalty as part of the sale of its 50% interest in the Cerro San Pedro project to the Company in February 2003 (Note 3(a)). The transaction closed on March 24, 2004.

Table of Exhibits

Description of Document
1.2	Certificate of Incorporation	*

1.2	Certificate of Continuance dated July 16, 2002	*

1.3	Articles of Continuance dated July 16, 2002	*

1.4	By-Laws dated July 16, 2002	*

4.1	Employment Agreement between the Company and Richard J. Hall dated June 5, 2001	*

4.2	Employment Agreements between the Company and Fred H. Lightner dated May 16, 1997, April 1, 1999 and November 8, 1999	*

4.3	Employment Agreement between the Company and Bradley J. Blacketor dated May 16, 1997	*

4.4	Shareholder Rights Plan Agreement dated March 19, 1999	*

4.5	Loan Agreement between Metallica Barbados Inc. and Richard J. Hall dated June 26, 2000	*

Description of Document
4.6	Richard J. Hall Subscription Agreement dated November 8, 1999	*

4.7	Richard J. Hall Warrant Agreement dated November 8, 1999	*

4.8	Noranda Exploration Agreement dated September 14, 1999	*

4.9	Noranda Exploration Agreement dated February 10, 2000	*

4.10	Stock Acquisition and Shareholders’ Agreement between Raleigh Mining International Limited and Cambior de Mexico S.A. de C.V. and Minera San Xavier S.A. de C.V. dated January 21, 1998	*

4.11	Share Purchase Agreement between Glamis de Mexico, S.A. de C.V., Raleigh Mining International Limited, Metallica Resources Inc. and Minera San Xavier, S.A. de C.V. dated February 12, 2003	*

4.12	Mining Contract dated December 30, 2003 between Minera San Xavier, S.A. de C.V., Metallica Resources Inc. and Washington Group Latin America, Inc. for contract mining and related construction services for the Cerro San Pedro project

4.13	Contract for Construction dated March 3, 2004 between Minera San Xavier, S.A. de C.V. and Mextica de Mexico S. de R.L., de C.V., for procurement, supply, installation and construction of certain facilities at the Cerro San Pedro project

4.14	Agreement between Glamis de Mexico, S.A. de C.V., et. al. and Minera San Xavier S.A. de C.V., et. al. dated March 24, 2004 to acquire Glamis’ royalty interest in the Cerro San Pedro project

4.15	Lease between Ejido Cerro de San Pedro and Minera San Xavier, S.A. de C.V. dated February 6, 1997 [English Translation]

8	Subsidiaries of the Company

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed.