Form 20-F
period 2004-12-31
METALLICA RESOURCES INC
filed 2005-03-30
CIK 927993

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

NONE
(Title of Class)

The number of outstanding shares of the issuer’s Common Shares, no par value, as of December 31, 2004 was 82,687,043.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☑	Item 18 ☐

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

CIM Definitions on Mineral Resources and Mineral Reserves — the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Councel on August 20, 2000, as amended from time to time by the Canadian Institute of Mining, Metallurgy and Petroleum, which definitions are adopted by reference in National Instrument 43-101 of the Canadian Securities Administrators.

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

dike - a tabular intrusion, meaning it is sheet or slab-like, and which cuts across or through the host rocks. Dikes vary from a few centimeters to many tens of meters in thickness and may extend for several kilometers.

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

(1) Please refer to “Use of Mineral Reserve and Resource Terminology” on page 9 of this document.

PART I

Forward-Looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “will”, “estimate”, “anticipate”, “project” and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks and uncertainties and other factors, including those described under “Item 3. Key Information – D. Risk Factors” in this Annual Report on Form 20-F, which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company’s properties being at the exploration or development stage; uncertainty of obtaining additional funding; effects on the Company’s operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters; permitting requirements applicable to the Company’s Cerro San Pedro project; risks of liability for environmental damage; risks relating to legal proceedings; and risks associated with international business operations. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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

	Year Ended December 31,
	(in thousands, except per share data)
	2004	2003	2002	2001	2000
Working capital	$41,751	$59,738	$4,403	$2,318	$2,125
Mineral properties and deferred exploration	47,355	26,574	12,587	11,787	14,551
Fixed assets, net	416	235	92	93	199
Total assets	90,293	93,354	17,491	14,769	17,475
Net assets	89,351	86,566	17,088	14,304	16,911
Share capital	107,662	106,786	43,068	38,964	37,745
Warrants	7,374	7,470	—	—	—
Stock Options	1,043	6	—	—	—
Deficit	(26,728)	(27,696)	(25,980)	(24,660)	(20,834)
Interest income	925	158	65	70	153
Income from option payments	300	150	—	—	—
General and administrative expenses	1,469	1,252	924	743	722
Exploration expense	193	212	247	199	214
Stock-based compensation expense	83	7	0	0	0
Reclamation & property closure costs	22	17	199	51	—
Write-down of mineral properties and deferred exploration expenditures	81	704	21	2,892	6,670
Interest expense	40	447	—	—	—
Foreign exchange (gain) loss	(2,169)	(610)	3	1	—
Net income (loss) for the year	1,368	(1,716)	(1,320)	(3,826)	(7,599)
Basic income (loss) per share	0.02	(0.04)	(0.04)	(0.14)	(0.28)
Diluted income (loss) per share	0.01	(0.04)	(0.04)	(0.14)	(0.28)
Dividends per share	—	—	—	—	—
Weighted average number of shares outstanding	82,405	42,865	31,295	27,291	27,016

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

.	Canadian GAAP allows for the deferral of exploration expenditures. For United States GAAP, the Company expenses, as incurred, costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study has been prepared, then subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values under Statement of Financial Accounting Standard (“SFAS”) 144.

.	Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under United States GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to United States GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders’ equity. MSX became a wholly owned subsidiary of the Company on February 12, 2003.

.	For United States GAAP purposes, the Company will adopt SFAS 123, “Accounting for Stock Based Compensation” effective January 1, 2006. SFAS 123 requires the use of the fair value method of accounting for stock based compensation. This standard is consistent with the revised provisions of CICA Section 3870, which was adopted by the Company for Canadian GAAP effective January 1, 2004 (Note 7(c)). For United States GAAP, the Company has not yet determined which acceptable method of adoption of SFAS 148, which amends SFAS 123, that it will apply.

Had the Company followed United States GAAP, certain items in the statements of operations and deficit and balance sheets would have been reported as follows:

	Year Ended December 31,
	(in thousands, except per share data)
	2004	2003	2002	2001	2000
Mineral properties and deferred exploration expenditures	$37,768	$18,028	$3,689	$3,476	$4,589
Shareholders’ equity	$79,763	78,020	8,190	5,849	6,804
Write-down of mineral properties and deferred exploration expenditures	—	—	8	927	12,071
Exploration expense	763	426	848	564	335
Net income (loss) for the year	954	(1,219)	(1,908)	(2,175)	(13,121)
Basic net income (loss) per share	0.01	($0.03)	($0.06)	($0.08)	($0.49)
Diluted net income (loss) per share	0.01	($0.03)	($0.06)	($0.08)	($0.49)

Currency and Exchange Rates

All dollar amounts set forth in this report are in United States dollars, except where otherwise indicated. The following tables set forth (i) the high and low exchange rate for the Canadian dollar, expressed in U.S. dollars, for each of the last six months based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York; and (ii) the average exchange rate for the Canadian dollar, expressed in U.S. dollars, during each of the periods indicated based on the rates in effect on the last day of each month during such periods.

	February	January	December	November	October	September
	2005	2005	2004	2004	2004	2004
High Rate	.8134	.8346	.8435	.8493	.8201	.7906
Low Rate	.7961	.8050	.8064	.8155	.7858	.7651

	2004	2003	2002	2001	2000
Average Rate During Period	.7702	.7452	.6369	.6462	.6732

On March 14, 2005 the noon exchange rate in New York City for cable transfer in United States dollars as certified for customs purposes by the Federal Reserve Bank of New York was US$0.8273 = Cdn$1.00.

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

D) Risk Factors

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and involve numerous risks. A summary of significant risks is presented below:

No Current Production of Mining Properties; Possible Inability to Obtain Additional Funding. Exploration for minerals is a speculative business that involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. There is no assurance that the expenditures made by the Company on its mineral properties will result in discoveries of commercial quantities of ore or that such properties will become future mines. If the Company’s exploration efforts are not successful at individual properties, the expenditures at those properties will be written off. If the Company’s programs are successful, additional funds may be required for the development of an economic ore body and to place it into commercial production. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain such financing would result in the delay or indefinite postponement of exploration and future development work on the Company’s properties, as well as the possible loss of the properties.

The Company has no history of producing gold, silver or other metals. The development of the Cerro San Pedro project in Mexico will require the construction and operation of a mine, processing plant and related infrastructure. As a result, the Company is subject to all of the risks associated with establishing a new mining operation and business enterprise. The Company commenced construction of its Cerro San Pedro project in February 2004. In June 2004, construction of the mine was suspended pending resolution of various permitting and other issues involving the project as discussed in “Item 4. Information on the Company – D, Property, Plant and Equipment – Cerro San Pedro Project”. There can be no assurance that the Company will successfully establish mining operations or profitably produce gold and silver at the Cerro San Pedro project.

Although the Company believes that it currently has sufficient cash balances to complete construction of its Cerro San Pedro project and to cover projected cash flow deficiencies during the initial months of project operations, the Company may incur construction and other cost overruns during mine development. There can be no assurance that the Company will have enough funds to cover these costs or that the Company would be able to obtain alternative sources of financing to cover these costs.

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

Mineral Reserves and Resources Estimates. The definitions of proven and probable mineral reserves, and measured, indicated and inferred mineral resources are set forth in National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian securities regulators which contains the parameters of disclosure for issuers engaged in significant mining operations. A reader in the United States should be aware that the definition standards identified in National Instrument 43-101 differ in certain respects from those set forth in SEC Industry Guide 7. The figures presented for both mineral reserves and mineral resources herein are only estimates. The estimating of mineral reserves and mineral resources is a subjective process and the accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any reserve or resource estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ materially from the Company’s estimates.

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

Regulation. Mining operations and exploration activities are subject to various federal, state, provincial and local laws and regulations governing prospecting, development, mining, production, importing and exporting of minerals; taxes; labor standards; occupational health; waste disposal; protection of the environment; mine safety; toxic substances; and other matters. In many cases, licenses and permits are required to conduct mining operations and are subject to periodic renewal. There is no assurance that such permits will be granted or that they will be renewed in a timely manner. Furthermore, once a permit is granted, compliance with the permit conditions must be maintained, otherwise the permit could be revoked. The application process for such permits can take from months to years, depending upon the backlog of applications and other conditions affecting the regulatory agencies in countries where the Company conducts operations, i.e., Mexico and Chile. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. Amendments to such legislation, as well as other laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a material adverse impact on the Company’s operations. The Company believes that it is substantially in compliance with all applicable laws and regulations affecting its activities and operations. Under certain circumstances, the Company may be required to close an operation until a particular problem is remedied or to undertake other remedial actions.

The regulatory requirements to which the Company is subject include certain operating and other permits at its Cerro San Pedro project that require periodic or annual renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits during mine construction and operations at Cerro San Pedro. These permits include, but are not limited to, annual renewal of the local municipal construction permit, annual renewals of the blasting operations permit and annual renewals thereafter, annual renewal of titles to water rights and receipt of an environmental license that is issued at commencement of operations. Although the Company believes that it is currently in full compliance with its existing permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted, or that existing permits will not be revoked. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company may be forced to suspend project construction or operations.

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

Legal proceedings. The Company is directly and indirectly involved in various lawsuits that relate to its Cerro San Pedro project in Mexico. These include the Company’s appeal of a judgment nullifying its lease agreement for access to surface rights at the proposed mine site, and the appeal of a judgment against a Mexican federal agency nullifying the project environmental permit.

In the event of an adverse outcome from these lawsuits, the Company’s ability to complete construction and operate this mine could be impaired. The Company is a party to various other litigation or other adversary proceedings in Mexico. The cost of defending such claims may take away from management time and effort and if determined adversely to the Company, may have a material and adverse effect on its cash flows, results of operations and financial condition. Refer to “Item 8. Consolidated Financial Statements and Other Financial Information – Legal Proceedings” and “Item 4. D – Property, Plant and Equipment” for details of current actions pending.

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

Title to Properties. While the Company has verified title to its properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior unregistered agreements or transfers, and title may be affected by undetected defects which could be material and adverse to the Company. An Agrarian Court in Mexico has nullified a lease agreement for surface rights at its Cerro San Pedro project in Mexico. Refer to “Item 8. Consolidated Statements and Other Financial Information – Legal Proceedings” for details of current actions pending.

International Business Risks. The Company’s current exploration activities are focused in Mexico and Chile. As with all types of international business operations, currency fluctuations, exchange controls, restrictions on foreign investment, changes to tax regimes, civil unrest or political action could impair the value of the Company’s investments.

Most of the Company’s activities are transacted in U.S. dollars. On the other hand, most of the Company’s fund raising activities are in Canadian dollars. The Company presently maintains most of its cash balances in Canadian dollars. Since the Company’s reporting currency is the U.S. dollar, foreign currency gains and losses on its Canadian dollar cash balances can result in volatile net losses and earnings, and adversely affect the Company’s financial position.

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

Competition. Significant and increasing competition exists for the limited number of mineral acquisition opportunities available in North and South America. As a result of this competition, some of which is with large and established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire potential mineral properties on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

Limited Operating History. The Company has limited operating history in the mineral exploration and development business. Investors must rely upon the ability, expertise, judgment, discretion and integrity of management of the Company.

Reliance on Management. The Company is heavily reliant on the experience and expertise of its senior officers, specifically Richard J. Hall, President and Chief Executive Officer, and Bradley J. Blacketor, Vice President, Chief Financial Officer and Secretary. If either of these individuals should cease to be available to manage the affairs of the Company, its activities and operations could be adversely affected.

Conflicts of Interest. Certain directors and officers of the Company are associated with other companies which may acquire interests in mineral properties. Craig J. Nelsen, Chairman of the board of directors, is the Executive Vice President of Exploration for Gold Fields Ltd., a gold mining company. J. Alan Spence, a director of the Company, is President of Spence Resource Management Inc., a mineral resource consulting firm. Ian A. Shaw, a director of the Company, is an independent financial consultant to the mining industry and is an executive officer or director to various companies in the mining industry. Oliver

Lennox-King, a director of the Company, is Chairman of Fronteer Development Group., a minerals exploration company, and is a director of various other companies in the mining industry. Such associations may in the future give rise to conflicts of interest from time to time. The Company has adopted a Code of Ethics that addresses potential conflicts of interest.

ITEM 4       Information on the Company

A) History and Development of the Company

Metallica Resources Inc. (“Metallica” or the “Company”) is a minerals exploration company with core areas of activity in Mexico and South America.

The Company was incorporated in Canada under the provincial Business Corporations Act (Ontario) on June 23, 1977 under the name Temple Explorations Inc. On July 10, 1987, the Company reorganized and changed its name to Burgess Point Resources Inc. On January 14, 1994, the Company reorganized and changed its name to Metallica Resources Inc. Both Temple Explorations Inc. and Burgess Point Resources Inc. were in the business of oil and gas exploration. Following the change of the Company’s name to Metallica Resources Inc., the Company disposed of its oil and gas interests and has since been engaged in mineral exploration and development activities. On July 16, 2002, the Company was continued from the provincial Business Corporations Act (Ontario) to the federal Canada Business Corporations Act.

On February 12, 2003, the Company acquired Glamis Gold Ltd.’s (“Glamis”) 50% equity interest in Minera San Xavier, S.A. de C.V. (“MSX”) for $18 million, less certain adjustments. As a result of this acquisition, the Company owns 100% of the issued and outstanding shares of MSX, the owner of the Cerro San Pedro gold and silver project in Mexico.

The registered office of the Company is located at 36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5, telephone: (888) 933-0313. The Company’s U.S. subsidiary, Metallica Management Inc., has agreements in place to provide management services to the Company and various subsidiaries at arm’s-length rates. Metallica Management Inc.’s offices are located at 12200 East Briarwood Avenue, Suite 165, Centennial, Colorado 80112, telephone: (303) 796-0229.

Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years

In the past three fiscal years, the Company had three principal exploration/development projects that required capital expenditures by the Company totaling $36.4 million (Cerro San Pedro, Mexico - $34.6 million; El Morro, Chile — $0.7 million; and other projects in Chile — $1.1 million). The majority of capital expenditures made over the past three fiscal years on the Company’s El Morro project have been incurred by the Company’s joint venture partner, Noranda Inc. (“Noranda”), pursuant to earn-in requirements. In addition, the majority of capital expenditures made in 2002 on the Cerro San Pedro project were made by the Company’s former joint venture partner, Glamis, pursuant to earn-in requirements. The Company has funded 100% of project development costs on the Cerro San Pedro project since its acquisition of Glamis’ 50% interest in the project on February 12, 2003. For further information about this acquisition, please see “— D. Property, Plant and Equipment — The Cerro San Pedro Project, Mexico.”

Current and Planned Capital Expenditures/Divestitures

Pursuant to an exploration agreement, Noranda is obligated to fund all exploration costs on the El Morro project through September 14, 2005 until it either makes a $10 million payment to the Company, which is due on or before September 14, 2005, or terminates its option to earn a 70% interest in the project. For further information about this exploration agreement, please see “ – D. Property, Plant and Equipment — The El Morro Project, Chile.” If and when Noranda makes the $10 million payment to the Company, the Company will be required to fund its 30% share of future exploration costs on the El Morro project. In the event that Noranda elects to terminate its option to earn a 70% interest in the El Morro project, the Company will be required to fund all subsequent project exploration costs. The Company does not anticipate that it will incur over $1 million in exploration expenditures on the El Morro project in 2005. Noranda has informed the Company that it commenced work on a planned 8,000 meter drilling program at the El Morro project in January 2005.

On February 12, 2003, the Company acquired Glamis’ 50% interest in the Cerro San Pedro project. As a result, the Company owns 100% of the Cerro San Pedro project and is responsible for 100% of project development costs. The current project feasibility study estimates an initial capital requirement of $28.2 million plus $3 million for working capital. Project construction began in February 2004 and was suspended in June 2004 pending resolution of various permitting and other issues involving the project. Expenditures on the project for 2005 are estimated to be between $3 million and $29 million, depending upon when, and if, construction recommences.

The Company currently estimates that 2005 expenditures on its Rio Figueroa project in Chile and its other exploration projects will be approximately $1.0 to $1.5 million. This estimate could materially change depending on the Company’s ability to acquire satisfactory exploration projects, progress of work programs on its projects and market conditions.

The Company may have additional capital requirements to the extent it decides to develop other properties or to take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to it. In addition, the Company may incur major unanticipated liabilities or expenses.

As of December 31, 2004, the Company had working capital of $41.8 million and no long-term debt. The Company believes its current working capital is sufficient for it to complete its planned exploration and development activities for at least the next twelve months. The Company’s ability to continue its planned exploration and development activities also depends in part on its ability to complete construction, commence operations and generate free cash flow from its Cerro San Pedro mine. As of March 14, 2005, construction activities at the Cerro San Pedro project remain suspended.

The Company may be required to obtain additional financing to fund future exploration and development activities or acquisitions of properties or other interests that may be appropriate to enhance the Company’s financial or operating interests. The Company has historically raised capital through equity financing and in the future may raise capital through equity or debt financing, joint ventures, production sharing arrangements or other means. There can be no assurance that the Company will be able to obtain necessary financing in a timely manner on acceptable terms, if at all.

In November 2003, the Company entered into an option agreement to sell its 100% interest in its Mara Rosa project for $450,000. The Company received option payments totaling $150,000 in 2003 and $300,000 in 2004.

Public Takeover Offers

During the current and previous fiscal year, the Company has not received any public takeover offers from third parties nor has the Company made any such takeover offers.

B) Business Overview

The Company, through its subsidiaries, is presently engaged in the business of exploring for precious and base metals in North and South America, principally Mexico and Chile. Through its subsidiaries, the Company has held interests in mineral exploration projects in Mexico, Chile and Brazil during the past three years. The Company’s mineral development and exploration activities are currently focused on the Cerro San Pedro gold/silver project in Mexico, the El Morro copper/gold project in Chile, the Rio Figueroa copper/gold project in Chile and other preliminary stage copper/gold projects in Chile. See “ — D. Property, Plant and Equipment” for further information about these projects.

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

The Company’s El Morro copper/gold project, and Rio Figueroa copper/gold project and other preliminary stage exploration projects are located in Chile. Information about governmental regulation, including environmental regulation, in Chile is included in “ —D. Property, Plant and Equipment — The El Morro Project, Chile — Mineral Property Summary” and “ — Environmental Permitting.”

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
KILOMETERS
EL NEGRANTE
ENRIQUE ESTRADA
PALMA DE LA CRUZ
OPEN PIT
EAST WASTE DUMP
WEST WASTE DUMP
Cerro de San Pedro
Run-of Mine Haul Road
Explosive Magazine
Lime Bin
Office and Truck Shop
LEACH PAD
Leach Ponds and Process Plant
CUESTA DE CAMPA
La Zapatilla (Relocated)
EL PORTEZUELO
LA CRUZ
LOS GOMEZ
LA FLORIDA
PANALILLO
LA LIBERTAD
TO SAN LUIS POTOSI
SCALE IN METERS
50m CONTOURS

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

In 1995, the Company acquired an option to purchase the Cerro San Pedro project and began an exploration program to expand the work of recent exploration programs conducted by other companies. MSX completed 11,970 meters of reverse circulation drilling in 1995 and an additional 29,463 meters of core and reverse circulation drilling in 1996. This data, along with 9,794 meters of reverse circulation drilling performed by its predecessors, formed the basis for a February 1997 feasibility study prepared by Kilborn International Inc. The February 1997 feasibility study included a proven and probable reserve estimate of 77.3 million tonnes averaging 0.60 g/t gold and 24.8 g/t silver, with an overall waste to ore ratio of 1.51:1. The reserve estimate was prepared by Mine Reserve Associates, Inc. and was calculated using a gold price of $400/ounce and a silver price of $5.00/ounce.

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

• $5.0 million due on or before August 12, 2003 (paid on August 12, 2003).

• $6.0 million in cash or in the Company’s common shares due on February 12, 2004 (paid in cash on February 10, 2004).

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

In September 2003, Washington Group International released a mine development plan for the Cerro San Pedro project. The Washington Group mine development plan was reformatted to comply with Canadian Securities Administrators National Instrument 43-101, Standards of Disclosure for Mineral Projects, and released by Washington Group as a Technical Report in December 2003. Collectively, the mine development plan and the Technical Report are referred to in this document as the “Development Plan”. The engineering, procurement and construction management cost estimates for the Development Plan were prepared by The Industrial Company (“TIC”) of Steamboat Springs, Colorado, and represent an update to Glamis’ November 2000 ROM feasibility study. Washington Group International of Boise, Idaho provided the Development Plan estimates for contract mining and earthworks associated with construction of the mine. The Development Plan capital cost estimate to develop the mine is $28.2 million, plus $3 million for working capital. The Development Plan is discussed in further detail below.

In December 2003, MSX entered into a contract with a subsidiary of Washington Group International to provide site development and contract mining services for the Cerro San Pedro project. The estimated value of the contract, over the pre-production period and estimated mine life of approximately 10 years, is approximately $105 million. The contract provides that MSX may terminate the contract at any time prior to the end of the ten-year term; however, MSX will be obligated to pay the following early termination and demobilization fees to Washington Group as follows:

Demobilization
and
Termination
Termination Period	Fees
Pre-production	$11,560,000
Year 1	$10,160,000
Year 2	$7,460,000
Year 3	$4,760,000
Year 4	$2,960,000
Year 5	$2,360,000
Year 6	$2,060,000
Year 7	$1,660,000
Year 8	$1,360,000
Year 9	—

Project construction began in February 2004 and was expected to take approximately nine months to complete at a total cost of approximately $28.2 million, plus $3.0 million for project working capital. In June 2004, the Company suspended project construction pending receipt of the project explosives permit and the annual renewal of the municipal construction and operating licenses. In August 2004, the Company received the annual municipal construction and operating licenses, and in October 2004, the Company received the annual project explosives permit. The project explosives permit, as with all mine explosives permits in Mexico, expired on December 31, 2004. The Company has applied for and is awaiting receipt of the explosives permit for 2005. There are no assurances that the Company will be issued an explosives permit for 2005, or that future renewals will not be delayed or denied.

In April 2004, a San Luis Potosí, Mexico, Agrarian Court rendered a judgment in favor of a group opposing the Project and nullified the Company’s lease agreement for surface rights at the Project. The Company appealed the Agrarian Court decision and in November 2004, a Federal Court ruled that the group opposing the Project did not have the legal right to contest the lease and ordered the Agrarian Court to issue a new decision. In December 2004, the Agrarian Court once again issued a nullification order with respect to the lease agreement. The Company, along with the individuals who entered into the lease agreement with the Company, has appealed this latest decision. The Company continues to have surface rights access pending resolution of the appeals; however, there are no assurances that the Company’s efforts to overturn the ruling will be successful, or that the Company will be successful in its other efforts to secure surface rights access.

In August 2004, the Company received notification that a Mexican Federal Court rendered a judgment in favor of a group opposing the Project who were seeking nullification of the Company’s Manifestacion de Impacto Ambiental (“MIA”). The MIA is the Mexican equivalent of an Environmental Impact Statement in the United States. The legal action brought by the contesting group claimed that the federal agency that granted the MIA violated various environmental and other laws. The federal agency that issued the environmental permit to the Company has appealed the decision. Although the permit is presently valid pending resolution of the appeal, there are no assurances that the federal agency’s or the Company’s efforts to overturn the ruling will be successful. In the event that these efforts are unsuccessful, the Company can appeal the decision, attempt to re-permit the project, or pursue other options that may be available to the Company.

Mineral Property Summary

The mineral rights at the Cerro San Pedro project consist of 47 mineral concessions, covering an area of 2,965 hectares or 7,326 acres. The details of the mineral concessions and related groupings comprising the Cerro San Pedro project are as follows in Table A:

TABLE A
CERRO SAN PEDRO MINERAL PROPERTY SUMMARY

Cerro San Pedro Mineral Concessions
		Concession	Title
Group	Concession Name	Type	Number	Hectares
La Princesa: 100% Minera San Xavier
1	La Princesa	Exploitation	180298	5.5916
2	La Princesa Poniente	Exploitation	180366	0.0076
3	Begonia	Exploitation	181179	10.0000
4	Santa Ana	Exploitation	180598	8.0000
5	Santa Ana Sur	Exploitation	180597	1.5076
6	Los Blancos	Exploitation	181180	9.0394
7	Gogorron	Exploitation	180300	9.6250
8	San Nicolás	Exploitation	180608	6.9788
9	San Nicolás Sur	Exploitation	180610	1.4896
10	San Nicolás Suroeste	Exploitation	180609	0.1923
11	Los Riscos	Exploitation	182282	4.3474
12	La Concepción	Exploitation	182281	4.0000
13	Cristina 2	Exploitation	180938	0.5537
14	Cristina	Exploitation	186321	93.6228
15	Gama	Exploitation	179256	41.6391
16	La Canoa	Exploitation	186370	3.4799
17	La Canoa 2	Exploitation	180948	0.6649
18	La Canoa 3	Exploitation	184906	0.0051
La Princesa: 100% Minera San Xavier
19	Omega	Exploitation	193390	2.0576
20	Omega 2	Exploitation	180958	0.1687
21	San Salvador	Exploitation	186268	12.9399
22	Triblin	Exploitation	187088	18.2808
23	La Victoria	Exploitation	185387	10.3797
24	El Barreno	Exploitation	179603	11.2359
25	La Lotería	Exploitation	184377	3.8809
26	San Fausto	Exploitation	179722	1.5000
27	Maria del Pilar	Exploitation	179259	0.0049
28	El Campeón	Exploitation	179257	0.2072
29	Toro de Oro	Exploitation	206548	99.5187
30	Gumercinda	Exploitation	205211	20.0000
			Subtotal	380.9191
La Princesa Optionor: Antonio Álvarez Ruiz
31	Porvenir I	Exploitation	183925	12.0000
32	Porvenir II	Exploitation	186269	2.9981
			Subtotal	14.9981
Not Grouped Exploitation: 100% Minera San Xavier
33	Gabriel	Exploitation	211849	18.0000
34	Pedro	Exploitation	217859	1,969.5070
35	Pedro 2	Exploitation	219079	421.8333
36	Gitano	Exploitation	219000	64.0000
37	Porvenir IV Fracc.A	Exploitation	220628	55.0957
38	Porvenir IV Fracc.B	Exploitation	216926	1.3237
39	Mark 2005	Exploration	210667	0.0529
40	Davide 2006	Exploration	211606	0.0788
41	Laura Maria 2008	Exploration	215499	1.0976

Cerro San Pedro Mineral Concessions
		Concession	Title
Group	Concession Name	Type	Number	Hectares
42	Tania 2008	Exploration	215896	0.6860
43	Maria Sofia 2008	Exploration	215378	0.0247
44	Porvenir V	Exploitation	218428	11.7876
			Subtotal	2543.4872
Not Grouped Exploitation. Optionor: Antonio Álvarez Ruiz
45	Porvenir	Exploitation	214835	4.4241
46	Porvenir III	Exploitation	212189	11.9902
			Subtotal	16.4143
Not Grouped Exploration. 100% Minera San Xavier
47	Aracely	Exploration	210668	9.3396
			Subtotal	9.3396
			Total	2,965.1583

All of the mining concessions have been acquired primarily through purchase agreements and to a lesser extent through staking. Approximately $5.3 million has been spent to acquire the aforementioned mining concessions and other concessions that have subsequently been dropped due to their limited strategic value.

The exploration concession #47 is valid through November 2005. MSX intends to submit an application with the Mexican regulatory authority, the Director General of Mines (“DGM”), to convert this exploration concession into an exploitation concession prior to its expiry.

All of the aforementioned exploitation concessions begin to expire in December 2036 through February 2053, subject to the timely filing periodic reports and the timely payment of taxes. The exploitation concessions may be extended for an additional 50-year period upon five years notice. The Company does not anticipate that the extensions to the exploitation concessions will be required. All the exploitation and exploration concessions are held by MSX without any encumbrances except for the following:

1)	The exploitation concessions optioned from Antonio Alvarez Ruiz (#31 and #32) are subject to a 2.5% royalty on the net smelting income, subject to maximum cumulative payments totaling $1 million. Minimum annual royalties in the amount of $50,000 are due and payable on April 1st of each year beginning in 2003. The Company made minimum royalty payments of $50,000 on April 1st of 2003 and 2004.

2)	Concessions #13 to #20 were subject to an amended note agreement totaling $200,100 dated February 18, 2003. The note was paid in full in January 2004.

Although the Company has investigated title to its exploration and exploitation concessions at the Cerro San Pedro project, there is no guarantee that title to such concessions will not be challenged. In addition, certain environmental permitting requirements must be satisfied prior to commencing mining operations on an exploitation concession.

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

Environmental and Other Permit Status

The MIA for the development of the Cerro San Pedro Project was submitted to the Mexican Federal agency, Secretaria de Medio Ambiente y Recursos Naturales [Secretary of Environment and Natural Resources] (“SEMARNAT”) in October of 1997. An MIA approval resolution was issued in March 1999 by SEMARNAT. The MIA approval order from SEMARNAT lists 100 terms and conditions and 9 recommendations which MSX is required to observe with respect to its operations at the Cerro San Pedro Project. Many of these items are normal business activities associated with the running of a mine. The conditions considered by the Company to be most important are: i) stabilization and monitoring of the CSP Church; (ii) offer to relocate several families in the village of Cerro de San Pedro who are located within the immediate vicinity of the mine; (iii) establishing reclamation funding/bonding requirements for the project; and (iv) rescue and relocation of certain cactus species located in the area of the planned mine and leach pad. These items are discussed below under Environmental Permitting Compliance. The MIA is the primary federal permit required for the approval of the proposed mine. The issuance of the MIA is a precondition for the issuance of related state and local permits necessary for mine construction.

In May 2000 MSX received the Land Use License for the Cerro San Pedro Project from the State of San Luis Potosi, Mexico and in July 2000, MSX received the Municipal Construction License from the Cerro de San Pedro municipality. In August 2000, MSX received the Change of Land Use License from SEMARNAT and with this approval, MSX obtained the last significant milestone in the project permitting process for the Cerro San Pedro Project. The Land Use License is valid over the life of the mining operation and will not require any renewals or extensions. The municipal construction license must be renewed annually on July 1st. In the event that the Construction License is not renewed when it expires, MSX may be required to cease project construction or cease mining operations.

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

The MIA that was issued on February 26, 1999 is valid for a twelve-year period and includes eight years for project exploitation and four years for reclamation. MSX will be required to apply for an extension within 60 days of the February 26, 2011 MIA expiration date in order to extend the MIA term to adequately cover the proposed mining and reclamation period of approximately 11 years. The MIA is currently the subject of a legal challenge. In August 2004, the Company received notification that a Mexican Federal Court rendered a judgment in favor of a group opposing the Project who were seeking nullification of the Company’s MIA. The legal action brought by the contesting group claimed that the federal agency that granted the MIA violated various environmental and other laws. The federal agency that issued the environmental permit to the Company has appealed the decision. On December 7, 2004, SEMARNAT issued a letter to MSX stating that SEMARNAT had appealed the decision, and due to a stay of execution filed by SEMARNAT, the MIA continues to be valid until a final court resolution is reached. Although the permit is presently valid pending resolution of the appeal, there are no assurances that the federal agency’s or the Company’s efforts to overturn the ruling will be successful. In the event that these efforts are unsuccessful, the Company can appeal the decision, attempt to re-permit the project, or pursue other options that may be available to the Company.

MSX is required to comply with existing permit conditions and obtain additional permits and licenses from various regulatory and governmental authorities during mine construction and mine operations at Cerro San Pedro. These permits and licenses include, but are not limited to, annual renewals of a blasting operations permit, annual renewal of titles to water rights, a power line permit, septic tank permits and receipt of an environmental license that is issued at commencement of operations. Although MSX is currently in full compliance with its existing permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that MSX is not in compliance with its existing permits, MSX may be forced to suspend project construction or mine operations.

The project explosives permit was issued to MSX in October 2004. Blasting required for construction in the leach pad area was initiated on a limited basis in December 2004. The explosives permit expired (as with all blasting permits in Mexico) on December 31, 2004. As of March 14, 2005, the application for renewal of the explosives permit for 2005 is still in process. MSX is working with various governmental and regulatory authorities to secure this permit; however, there are no assurances that this permit will be granted in a timely manner, if at all.

Environmental Permitting Compliance

The MIA includes certain conditions that must be met and ongoing compliance that must be performed in order to maintain the permit in good standing. The most significant conditions that must be met during mine construction or prior to mine operations are: i) stabilization and monitoring of the CSP Church; (ii) offer to relocate several families in the village of Cerro de San Pedro who are located within the immediate vicinity of the mine; (iii) establishing reclamation funding/bonding requirements for the project; and (iv) rescue and relocation of certain cactus species located in the area of the planned mine and leach pad. In January 2005, PROFEPA (the Mexican environmental enforcement agency) conducted a complete review of the Cerro San Pedro project and issued a report that MSX is in full compliance with all terms of the MIA.

The CSP Church is over 200 years old and is located approximately 50 meters from the proposed open pit for the Cerro San Pedro mine. Numerous historical underground workings from prior mining activity in the area have raised issues regarding the stability of the CSP Church, particularly during blasting periods at the mine. MSX submitted a proposal in early 2003 to the Mexican governmental agency responsible for historic structures and to the priest at the CSP Church, to stabilize the CSP Church and install blast-monitoring equipment. In October 2003, the relevant governmental agency and the Archdiocese of San Luis Potosi authorized the structural stabilization and installation of blast monitoring equipment at the CSP Church. This authorization represented the final compliance issue which required approval prior to commencing mine construction. The work will be accomplished by a trust fund managed by an independent technical committee and other interested parties, and will be funded by MSX. Various studies made by architectural and engineering experts have estimated the cost of the work to be $230,000. In March 2004, MSX made a $230,000 deposit to the trust fund to cover the estimated work commitment. MSX has applied for a release of this permit condition with the relevant governmental agency. In January 2005, MSX received a report prepared independently by the Mineral Resource Council (CRM) for the Archdioceses of SLP and the state government of SLP to address the impact of mine operation on the CSP Church. The conclusion of the report is that the foundations of the Church are poorly constructed, that the studies commissioned by MSX are adequate, that the stabilization work should be performed in order to safeguard the Church and that there will likely be no impact on the Church from mining operations.

The mining permits require that MSX offer to relocate all full-time residents living within a defined buffer zone of the immediate mine area that wish to move; however, MSX has agreed to relocate all full-time residents who feel that they may be impacted by the mine. Those residents who choose to relocate will be given title to a new home located approximately 500 meters to the east of the mine area, and will retain ownership of and access to their existing home in the town of Cerro de San Pedro. During negotiations with SEDENA, MSX has changed the mining sequence with certain time limits prior to moving within various radii of the village. SEDENA agrees that using this time to understand the behavior of the rock adjacent to the village will guarantee the safety of the people and buildings, and that relocation of the inhabitants will be for their own convenience and at their own choice. For the residents who choose to relocate, the permits require that the relocation be completed prior to commencement of mine operations. MSX has offered each of the 24 permanent families that live in the village of Cerro de San Pedro a choice of any one of the following relocation and/or financial support options: a) A new house located a distance further away from the mine area, or b) A cash payment for repairs and/or upgrades to their existing house, along with a monthly cash payment for the inconvenience of the mining operations, or c) A larger monthly cash payment for the inconvenience of the mining operations. In the event that the all of the 24 families accept the offer, the maximum cost of the relocation/financial support payments is estimated to be $850,000. MSX has executed an agreement with the state and municipal authorities to use a joint effort to ensure that the proper safety precautions are taken to protect the public, especially during blasting operations. MSX is not required, and does not intend, to obtain control of all the property located within the safety buffer zone; however, MSX will continue to acquire property within the safety buffer zone from owners that choose to engage in private negotiations.

In January 2003, an archeological survey commenced in the area of the proposed leach pads. The objective of the survey was to catalog any artifacts of historical significance in the area. The survey was completed in late 2003 and resulted in certain areas in the proposed leach pad being restricted from use. MSX has completed a re-design of the leach pad which avoids the restricted areas.

The closure and reclamation strategy for the Cerro San Pedro Project has been developed by the Company with the assistance of independent consultants with the specific objective of leaving the land in a useful, safe and stable configuration capable of supporting native plant life, wildlife habitat, watershed functions, and limited livestock grazing. MSX submitted a Reclamation and Closure Plan to SEMARNAT on April 28, 2000. In February 2004, SEMARNAT agreed to allow MSX to fund its reclamation obligation in stages over the planned 8.3-year mine life. The details of how the periodic funding amounts will be calculated and the timing of the payments have not yet been determined. The schedule for completing the closure activities is controlled by the requirements contained in the MIA, specifically that site reclamation is required to be completed within four years of final processing. In the Development Plan, the total closure and reclamation costs are estimated to be $4.3 million.

In addition MSX has relocated certain cactus species which grow throughout the project area and are considered endangered or rare, and are subject to special protection by SEMARNAT. A botanical garden has been established to provide an area to transplant and protect vegetation that has been removed from the areas that are impacted by the construction of the mine site facilities. A nursery has been built to provide an environment where vegetation that will be used during reclamation can be grown from seed. The cactus relocation program was completed in April 2004.

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

Surface and Water Rights Acquisition

In order to commence construction of the Cerro San Pedro mine, surface rights agreements were required to be in place for all land to be disturbed by, or immediately adjacent to, the proposed mine operation. MSX began acquiring surface rights in 1996 from titled landowners, “possessionary rights” holders, and from the three local Ejidos (Cuesta de Campa, Palma de la Cruz and Cerro de San Pedro). (An Ejido is an association of individuals who communally own and manage the rural lands surrounding their village.) In the case of the Ejidos, MSX has obtained surface occupation lease agreements with all three Ejidos that own property in the Cerro San Pedro area. A total of 470 hectares are under lease agreements with annual aggregate lease payments of approximately $47,000. The leases grant MSX temporary occupancy for a period of 15 years (through January 2011), and may be extended by MSX for an additional 15 years at the Mexican peso-denominated lease rate, adjusted for the percentage increase in the Mexican minimum wage from February 1997 through February 2011. The increase is expected to approximate the rate of inflation in Mexico. The leases may be terminated by MSX at any time, but with a penalty equal to one year’s lease payment.

On May 28, 2002, a lawsuit was filed in a Mexican Agrarian Court in which a contesting group claimed to be the rightful representatives of the Ejido Cerro San Pedro communal farmland. The contesting group claim stated that the Ejido Cerro San Pedro lease agreement with MSX for 290 hectares of surface rights, which was executed in February 1997, is not valid because the individuals who executed the agreement were not the legal representatives of Ejido Cerro San Pedro.

In December 2002, the Agrarian Court ruled in favor of the individuals who signed the lease agreement with MSX, which allowed these individuals to prove that they were the legal representatives of Ejido Cerro San Pedro. In April 2004, the Agrarian Court rendered a judgment in favor of a group opposing the Project and nullified the Company’s lease agreement for surface rights at the Project. The Agrarian Court did not rule that MSX had to either cease construction of the project or vacate the land, nor did it rule that the original ejido members were not the legal representatives of Ejido Cerro San Pedro. The Company appealed the Agrarian Court decision and in November 2004, a Federal Court ruled that the group opposing the Project did not have the legal right to contest the lease and ordered the Agrarian Court to issue a new decision. In December 2004, the Agrarian Court once again issued a nullification order with respect to the lease agreement. The Company, along with the individuals who entered into the lease agreement with the Company, have appealed this latest decision. The Company continues to have surface rights access pending resolution of the appeals; however, there are no assurances that the Company’s efforts to overturn the ruling will be successful, or that the Company will be successful in its other efforts to secure surface rights access.

In May 2001, MSX relocated 20 families from the village of La Zapatilla to a new village approximately two kilometers to the southwest of Cerro San Pedro mine site. The cost to acquire the surface rights at the old village of La Zapatilla and the cost to construct the new village of La Zapatilla totaled approximately $1.6 million.

Water rights are federally-owned in Mexico and administered by an agency of the federal government; the Comision Nacional de Agua (“CNA”). CNA has granted water concessions to private parties throughout the defined San Luis Potosi Hydrologic Basin (“Basin”). As no new water rights are being issued in the Basin, new users of water must purchase rights from private parties. The Cerro San Pedro project is forecast to use a maximum of approximately one million cubic meters of water per year. MSX has acquired titles for pumping rights for 920,234 cubic meters per year. MSX has also acquired an additional 90,000 cubic meters of water rights and is awaiting receipt of the title from CNA. This brings the total to 1,010,234 cubic meters, or slightly in excess of the estimated need.

To the extent that MSX has not used its water rights within three years of being acquired, it must apply for three-year extensions with CNA in order to retain the water rights. MSX’s water rights began to expire in October 2003. All of MSX’s water rights that were scheduled to expire in 2003 and through March 2005 have been granted three-year extensions by CNA. MSX intends to continue to apply for three-year extensions for all of its water rights as they approach expiration. In the event that MSX begins mine operations within three years of the date of the extensions, MSX will not be required to apply for any additional extensions through the end of the mine life. However, upon commencement of mine operations, MSX must renew its water rights titles at various intervals during the mine operations. In the event that the water rights title renewals are not granted, MSX may be required to purchase or lease additional water rights from private parties.

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

A 115 kv power line will need to be constructed to supply the project with electricity. The power line will be 10 kilometers in length and will run from an existing substation to a location near the leach pad. The right of way for the new power line will follow next to an existing power line, but a separate right-of-way had to be negotiated with the affected landowners. Approximately 98% of the 25.35 hectares of required right-of-way has been acquired at a cost of $203,000. In 2002, MSX was notified by Mexican authorities that it will not be required to purchase the remaining 2% of the right-of-way. In the event that MSX elects to acquire the remaining 2% right-of-way, the cost is not expected to be material. The cost to install the 115 kv power line and build the power substation is estimated at $1.9 million.

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

In September 2003, Washington Group International prepared a Development Plan for the Cerro San Pedro project. The Development Plan updated the cost estimates used in the Glamis Feasibility Study and re-examined the project economics using contract mining. The capital cost estimates for the Development Plan were prepared by TIC and represent an update to Glamis’ Feasibility Study. The Development Plan also incorporated the updated mineral reserve estimate from the February 2003 WLR Consulting Technical Report. Both the WLR Consulting Inc. Technical Report and the Development Plan are discussed in more detail below:

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

The resource estimate is classified on the basis of these parameters:

•	Measured: All estimated blocks that had a minimum of two drill holes within one-half of the variogram range from the block center.

•	Indicated: All estimated blocks that had a minimum of two drill holes within the variogram range from the block center.

•	Inferred: All other estimated blocks.

TABLE B
CERRO SAN PEDRO MINERAL RESOURCE ESTIMATE

	0.20 g/t Au			0.30 g/t Au			0.40 g/t Au
Rock Type	Ktonnes	Au	Ag	Ktonnes	Au	Ag	Ktonnes	Au	Ag
Measured	154,953	0.50	17.82	114,173	0.59	20.18	79,433	0.69	23.13
Indicated	61,849	0.38	10.12	33,866	0.49	12.55	18,546	0.61	14.84
Total Measured and Indicated	216,802	0.47	15.62	148,039	0.57	18.43	97,979	0.67	21.56
Inferred	21,584	0.37	8.20	11,649	0.48	9.07	6,917	0.57	10.18

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

Four feasibility studies have been prepared for the project to date. Welsh Engineering Science & Technology, Inc. (Westec) produced the first feasibility study. Kilborn International, Inc. (Kilborn) produced a feasibility study for Metallica in 1997; Cambior prepared a feasibility study in December 1999; and the Glamis Feasibility Study was prepared in November 2000. The Development Plan utilizes reports that were generated from the previous feasibility studies, as well as more recent work, to support the current design and operating concepts.

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

Figure 2. General Layout of the Mine and Facilities

Mining Operations

The Cerro San Pedro Project will be developed as an open pit mine producing run-of-mine ore that will be heap leached with precious metal recovery using a Merrill-Crowe plant to produce gold/silver doré on site. Ore will be hauled directly from the pit to the leach pad via a 2 kilometer haul road. The leach pad will have the capacity for 61 million tonnes of ore and the precious metals are recovered from the pregnant heap leach solution using a typical Merrill-Crowe zinc precipitation plant. Metal production is expected to be about 63,800 ounces of gold and 1.6 million ounces of silver in the first year and then average 90,400 ounces of gold and 2.1 million ounces of silver for Years 2 through 8 with production tapering off in years 9 and 10.

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

WLR Consulting Inc. Technical Report Update

The following is a summary of information contained in the WLR Consulting Inc. Technical Report dated March 30, 2005:

It should be noted that the geological model and the metallurgical recoveries for the previous technical report have not been revised or amended. The only revisions have been the metal prices, and the mine operating cost estimates used to calculate the mineral reserves.

Mineral Reserves

A minor redesign of the pit was performed based on conditions of the surface rock mass of the pit. Due to the previous mining activity, the main access road was moved to improve pit wall stability. The final pit has not been redesigned due to the modest expected increase in marginal ore tons at $375/oz Au.

Total mineral reserves at prices of $375/oz Au and $5.77/oz Ag are estimated at 62.9 million tonnes grading 0.58 g/t Au and 23.9 g/t Ag. Waste stripping is estimated at 73.3 million tonnes, resulting in a strip ratio of 1.16 tonnes of waste per tonne of ore. The total material tonnage for the designed ultimate pit is 136.2 million tonnes.

Table J shows the breakdown of the mineral reserves by classification. These reserve estimates include both proven and probable material, which correspond to measured and indicated resources within the designed economic (ultimate) pit limits. All inferred material was treated as waste.

TABLE J

Mineral Reserve Summary by Classification
@ $375/ounce Gold and $5.77/ounce Silver
	Ore	Au	Ag	Waste	Total
Classification	ktonnes	(g/t)	(g/t)	ktonnes	ktonnes
Proven	60,796	0.58	23.8	43,890	104,686
Probable	2,155	0.58	26.8	14,490	16,645
Inferred	—	—	—	14.950	14,950
Total	62,951	0.58	23.9	73,330	136,281

Conclusions

The results of the mineral reserve analysis presented in this Technical Report indicate a slightly higher mineral reserve, than previously reported, at gold and silver prices of $375/oz and $5.77/oz, respectively. Mineral reserves are now estimated at 63.0 million tonnes of ore grading 0.58 g/t Au and 23.9 g/t Ag. Waste that must be stripped during open pit mining is projected at over 73.3 million tonnes, for a stripping ratio of 1.16:1 (tonnes waste per tonne of ore). Contained metal is estimated at about 1.17 million ounces of gold and 48.4 million ounces of silver.

In comparison, the February 3, 2004 WLR Consulting Inc. Technical Report projected about 61.1 million tonnes of ore grading 0.59 g/t Au and 24.0 g/t Ag for respective gold and silver prices of $325/oz and $4.62/oz. Waste stripping was estimated at nearly 74.0 million tonnes, for a stripping ratio of 1.21:1.

While metals prices have increased during the time between these two mineral reserve estimates, so has the ore mining cost and, in particular, its relation to the waste mining cost. A mining contract is now in place with Washington Group International and the mining costs have been adjusted to reflect the new contractual agreements. The increase in the ore mining cost relative to waste effectively raises the internal cutoff grade upon which the mineral reserve estimates are based. This has partially offset the gains expected by the higher metals prices.

2005 Work Program

The Company’s focus for 2004 was the construction of its Cerro San Pedro gold and silver project and the resolution of various permitting and other issues involving the project. Construction began in February 2004 and was expected to take approximately nine months to complete at a total cost of approximately $28.2 million, plus $3.0 million for project working capital. In June 2004, the Company suspended project construction pending receipt of the project explosives permit and the annual renewal of the municipal construction and operating licenses. In August 2004, the Company received the annual municipal construction and operating licenses, and in October 2004, the Company received the annual project explosives permit. The project explosives permit, as with all mine explosives permits in Mexico, expires on December 31st of each year. The Company has applied for and is awaiting receipt of the explosives permit for 2005. In 2005, the Company intends to focus its efforts towards resolving the two issues discussed below and recommencing construction of the Project; however, there are no assurances that the Company’s efforts to resolve these and other issues will be successful, or that it will recommence construction. Expenditures relating to the Project for 2005 are estimated to be between $3 million and $29 million, depending upon when, and if, construction recommences.

In April 2004, a San Luis Potosí, Mexico, Agrarian Court rendered a judgment in favor of a group opposing the Project and nullified the Company’s lease agreement for surface rights at the Project. The Company appealed the Agrarian Court decision and in November 2004, a Federal Court ruled that the group opposing the Project did not have the legal right to contest the lease and ordered the Agrarian Court to issue a new decision. In December 2004, the Agrarian Court once again issued a nullification order with respect to the lease agreement. The Company, along with the individuals who entered into the lease agreement with the Company, has appealed this latest decision. The Company continues to have surface rights access pending resolution of the appeals; however, there are no assurances that the Company’s efforts to overturn the ruling will be successful, or that the Company will be successful in its other efforts to secure surface rights access.

In August 2004, the Company received notification that a Mexican Federal Court rendered a judgment in favor of a group opposing the Project who were seeking nullification of the Company’s Manifestacion de Impacto Ambiental (“MIA”). The MIA is the Mexican equivalent of an Environmental Impact Statement in the United States. The legal action brought by the contesting group claimed that the federal agency that granted the MIA violated various environmental and other laws. The federal agency that issued the environmental permit to the Company has appealed the decision. Although the permit is presently valid pending resolution of the appeal, there are no assurances that the federal agency’s or the Company’s efforts to overturn the ruling will be successful. In the event that these efforts are unsuccessful, the Company can appeal the decision, attempt to re-permit the project, or pursue other options that may be available to the Company.

The El Morro Project, Chile

Project Location

The El Morro Project comprises approximately 23,599 ha and is located in the Municipality of Alto del Carmen, Huasco Province, Third Region of Atacama in northern Chile (see Figure 3 below). The project is about 650 Km north of Santiago and some 80 Km east of the city of Vallenar.

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

Of the total El Morro project area of 23,599 hectares, mining concessions cover 20,099 hectares at the following stage of the permit granting process:

•	Mining Exploitation Concessions — Metallica:	17,160 hectares

•	Mining Exploitation Concessions – Purchase options:	2,215.98 hectares

•	Exploration Concessions — Metallica:	1,200 hectares

•	Mining Exploitation Concessions in process:	22,164 hectares

•	Mining Exploration Concessions — Noranda:	3,400 hectares

Some of these groups of concessions form various protection layers that overlap.

Surface rights at the El Morro project are held by the Los Huasco Altinos, a grazing and livestock cooperative. Los Huasco Altinos granted Noranda an easement and right-of-way to conduct exploration work at the El Morro project that expired in 2004. Noranda applied for an easement through the Court of Vallenar, Chile, as provided for under the Chilean Mining Code. In January 2005, the Court of Vallenar granted a provisional easement to Noranda to conduct additional exploration work on the project. Concurrent with Noranda’s efforts to obtain a long-term easement on the property pursuant to the Chilean Mining Code, Noranda is also negotiating a lease with the owners of the surface rights for long-term access to the joint venture’s mineral rights.

2,216 Hectares at the El Morro project are controlled through five option to purchase agreements, two of which were executed by the Company and three of which were executed by Noranda. Since September 1999, all payments pursuant to the option to purchase agreements have been made by Noranda pursuant to its earn-in requirement under the Exploration Agreement. The option to purchase agreements are summarized as follows:

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

Price

The total purchase price amounted to $1,500,000, and was paid in five installments. The final installment was paid on December 28, 2001. Of the total purchase price of $1,500,000, $1,450,000 was paid by

Noranda pursuant to its earn-in requirement under the Exploration Agreement and $50,000 was paid by Metallica.

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

Price

The total purchase price amounted to $1,690,000, and was paid in five installments. The final installment was paid on July 31, 2003. Of the total purchase price of $1,690,000, $1,650,000 was paid by Noranda pursuant to its earn-in requirement under the Exploration Agreement and $40,000 was paid by Metallica.

BHP Chile Inc. retained a 2% NSR royalty on any mining that occurs on the BHP Chile mining concessions.

In December 2004, the Company and Noranda acquired the 2% NSR royalty from BHP Chile for $2.0 million. The Company acquired a 30% interest in the royalty for $0.6 million, whereas Noranda acquired a 70% interest in the royalty for $1.4 million.

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

Price

The total purchase price was $30,000 for the shares, payable in three installments. The option was exercised by Noranda when it made the final option payment of $20,000 on October 19, 2001.

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

Price

The total purchase price was $30,000 for the shares, payable in three installments. The option was exercised by Noranda when it made the final option payment of $20,000 on October 19, 2001.

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

Price

The total purchase price was $25,000 for the shares, payable in three installments. The option was exercised by Noranda when it made the final option payment of $18,000 in 2002.

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

The Company filed four lawsuits in 2001 to annul Hornitos’ alleged ownership claims to the four disputed concessions that were not covered in the original lawsuits. During May and June 2002, the 1st Court of First Instance of Vallenar disallowed the Company’s four petitions for annulment. These judgments were appealed by the Company, and in March 2003, the Court of Appeals of Copiapó ruled in favor of the annulment lawsuits filed by the Company. Hornitos subsequently filed an appeal to the Supreme Court in Santiago. In October 2003, one of the appeals filed by Hornitos was rejected by the Supreme Court. The remaining three appeals were rejected by the Supreme Court in August 2004. The area of conflict did not affect any of the known mineralized zones at the El Morro project.

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

Exploration

BHP Minerals, Metallica and Noranda have conducted drilling programs on the El Morro project. A total of 43,796 meters consisting of 151 reverse circulation and core holes have been drilled on the project through December 2004. In January 2005, Noranda commenced work on an estimated 8,000 meter drilling program focused on the La Fortuna area of the El Morro project. As of March 14, 2005, the company had not received any drilling results from this drilling program.

Since September 1999, all exploration drilling on the El Morro project has been conducted by Noranda pursuant to its earn-in requirement under the Exploration Agreement. As of December 31, 2004 Noranda had informed the Company that it had spent approximately $12 million on exploration activities at the El Morro project. A summary of drilling programs conducted on the El Morro project is presented below in Table J:

TABLE J

SUMMARY OF DRILLING PROGRAMS – EL MORRO PROJECT

EXPLORATION TARGET AREA
Company	La Fortuna		Cantarito		Camp		El Negro		El Morro		Other	Total
	DDH	RDH	DDH	RDH	DDH	RDH	DDH	RDH	DDH	RDH	RDH	DDH	RDH
	400.30	(6)		(10)								400.30	(16)
BHP1993	(1)	1327.90		997.00								(1)	2324.90
	1071.15	(7)		(4)				(1)				1071.15	(12)
BHP1994	(7)	768.00		379.00				100.00				(7)	1247.00
Metallica		(4)		(4)				(2)	500.10	(7)		500.10	(17)
1999		908.00		340.00				418.00	(1)	1547.00		(1)	3213.00
	1159.91				199.16				2949.32			4308.39
Noranda 2000	(4)				(1)				(11)			(16)
Noranda	9384.93				904.40		4971.65					15260.98
2001	(21)				(3)		(16)					(40)
	8247.65	(5)		(1)			748.55	(3)		(3)	(10)	8996.20	(22)
Noranda 2002	(16)	1538		394			(3)	912		1094	2536	(19)	6474.00
Total (m)	20263.94	4541.90		2110.00	1103.56		5720.20	1430.00	3449.42	2641.00	2536.00	30537.12	13258.90

Legend:

     DDH — Diamond core drill hole

     RDH — Reverse circulation drill hole

     (*)- Represents number of holes drilled

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

In January 2004, Noranda presented the Company with an inferred resource estimate for the El Morro area of the El Morro project. The inferred resource estimate was drill tested on approximately 200-meter centers on an area approximately 1.2 kilometers by 1.2 kilometers, consisting of 22 diamond and RC drill holes totaling 6,090 meters. Surface elevations vary from 3,850 to 4,250 meters with the deepest hole tested to an elevation of 3,415 meters. The deposit is not fully delineated and remains open to the west, northwest and the east. The Qualified Person who supervised the design and conduct of work performed on the El Morro property is Stanley Clemmer, Senior International Geologist for Noranda Chile Ltda.

Noranda El Morro Area Inferred Mineral Resource Estimate – 2004
	0.2% Copper Cutoff Grade			0.3% Copper Cutoff Grade			0.4% Copper Cutoff Grade
	Tonnes	Copper	Gold	Tonnes	Copper	Gold	Tonnes	Copper	Gold
	(000’s)	(%)	(g/t)	(000’s)	(%)	(g/t)	(000’s)	(%)	(g/t)
Supergene	80,000	0.39	0.15	50,000	0.47	0.18	35,000	0.52	0.20
Primary	110,000	0.30	0.10	50,000	0.36	0.10	10,000	0.44	0.12
Total	190,000	0.34	0.12	100,000	0.41	0.14	45,000	0.50	0.18

Noranda’s 2004 Inferred Mineral Resource estimate for the El Morro area has been determined in accordance with CIM Definitions on Mineral Resources and Mineral Reserves.

La Fortuna Area

At the La Fortuna area, consistent but sub-economic copper and gold mineralization was encountered by BHP. During the spring of 1999, Metallica initiated a drilling program at La Fortuna proper that consisted of four holes totaling 594 meters and resulted in only anomalous metal values. In early 2000 Noranda drilled a total of five core holes on the La Fortuna area totaling 1,350 meters. One hole (DDHF-04) intersected a 70-meter chalcocite enriched zone grading 1.15% copper and 0.35 g/t gold. The remaining holes encountered lesser amounts of mineralization and were mineralized at depth. In November 2000 Noranda began a second round of drilling in the La Fortuna area that included 23 holes at La Fortuna totaling 10,197 meters that encountered significant continuity of metal values.

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

All drill core samples were assayed by Bondar Clegg, an independent laboratory with an office located in Coquimbo, Chile. Gannet certified standards were used to ensure assay quality. The analytical method was assay analysis for the copper and fire assay with an atomic absorption finish for the gold values. Noranda’s Drill Core Sampling and Analysis Protocols, developed through Noranda’s Six Sigma process, are employed to ensure quality assurance and quality control. ALS Chemex in Vancouver, Canada analyzed selected bulk rejects and pulps as part of the quality assurance program. The Qualified Person who supervised the design conduct of work performed on the El Morro property is Stanley Clemmer, Senior International Geologist for Noranda Chile Ltda., and John Sullivan, former Director of the El Morro project for Noranda Chile Ltda.

The objective of Noranda’s 2002 drilling program at La Fortuna was to expand the previously identified mineralized area, which remained open to the north, northwest and at depth. Noranda drilled 21 holes totaling 9,786 meters in 2002. One hole, DDHF-39, encountered mineralization averaging 0.65% copper and 0.53 grams of gold per tonne over its entire 970-meter length. Based on the encouraging results from the 2002 drilling program at La Fortuna, Noranda Inc. completed an update to its 2001 inferred mineral resource estimate for the La Fortuna area as follows:

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

2005 Work Program

Although Noranda has spent the required $10 million on exploration and development at the El Morro project as required under the Exploration Agreement, Noranda is still required to maintain the project in good standing and fund all project related costs until it either pays Metallica $10 million, which is due on or before September 14, 2005, or forfeits its option to acquire a 70% interest in the project. Noranda has informed the Company that it began work on an estimated 8,000 meter drilling program at the La Fortuna area of the El Morro project in January 2005.

Rio Figueroa Project, Chile

In September 2004, the Company entered into an option agreement with Sociedad Contractual Minera Los Potrillos (“Potrillos”) to acquire a 100% interest in a copper-gold exploration project referred to as the

Rio Figueroa project. The project is approximately 80 kilometers southeast of Copiapó, Chile. The property is located within the Eocene-Oligocene porphyry belt and along the southern extension of the Domeyko fault zone. The land package consists of approximately 82 square kilometers and includes 63 km2 of exploration concessions and 19 km2 of exploitation concessions.

The option agreement provides for the Company to make annual option payments over a five-year period beginning September 2004 totaling $3.5 million, and to incur annual exploration expenditures over a three-year period beginning September 2004 totaling $1.5 million, in order to exercise the option.

Option Payments		Exploration Commitments
Due Date	Amount	Due Date	Amount	Total
September 2004	$100,000	September 2005	$375,000	$475,000
September 2005	$200,000	September 2006	$500,000	$700,000
September 2006	$200,000	September 2007	$625,000	$825,000

September 2007	$400,000			$400,000
September 2008	$750,000			$750,000
September 2009	$1,850,000			$1,850,000

Total	$3,500,000		$1,500,000	$5,000,000

At December 31, 2004, the Company had made the initial option payment of $100,000 and had incurred additional exploration and mineral property costs totaling $391,038 on the project.

In February 2005, the Company completed first pass reconnaissance drilling totaling 2,837 meters in 18 holes at four target areas. Although some of these holes encountered intercepts of encouraging mineralization, continuity of mineralization was not established. A decision to perform follow-up drilling at the four target areas will be weighed against new targets being developed in other areas of the project.

2005 Work Program

The 2005 work program includes the aforementioned first pass reconnaissance drilling. In addition, field mapping and sampling, and a geophysical survey are expected to result in the identification of new target areas. Approximately 4,200 meters of additional reconnaissance drilling is planned for June 2005 to test these newly identified targets and/or follow-up to the reconnaissance drilling program conducted in February 2005. The Company has budgeted $800,000 in 2005 for the Rio Figueroa project, excluding the $200,000 option payment that is due in September 2005. The decision to make the $200,000 option payment is contingent upon favorable results from the anticipated June 2005 reconnaissance drilling program.

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

In 2003, the Company elected not to pursue additional work on the Los Colorados property and wrote off its $674,364 investment in the property. Two other MIMK properties with a carrying value of approximately $29,172 were also written off in 2003.

In 2004, the MIMK project was terminated resulting in a write-off of the remaining project carrying value of $81,469.

Other projects consist of a three early stage copper-gold exploration projects in Chile that were initially staked by Noranda and included as part of the El Morro project. Noranda dropped these properties in 2003, with the Company subsequently acquiring these properties by staking.

2005 Work Program

The Company has not budgeted any significant funds for exploration work in 2005 on the three early stage copper-gold exploration projects in Chile.

The Mara Rosa Project, Brazil

The Mara Rosa gold project was acquired from a subsidiary of Western Mining Corporation in 1997 for $1.5 million. At December 31, 2001, the Company wrote-off its $2.9 million investment in the project. In November 2003, the Company entered into an option agreement to sell its 100% interest in the Mara Rosa project for $450,000. The Company received $150,000 in 2003 and $300,000 in 2004, resulting in the option agreement being exercised in 2004.

ITEM 5	Operating and Financial Review and Prospects

General

Management’s discussion and analysis (“MD&A”) has been prepared based on information available to Metallica Resources Inc. (the “Company”) as of February 18, 2005. It provides a detailed analysis of the Company’s business and compares its 2004 financial results with those of the two previous years. In order to gain a better understanding of MD&A, it should be read in conjunction with the Company’s consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). For a reconciliation of measurement differences to United States generally accepted accounting principles (“U.S. GAAP”), see Note 13 to the consolidated financial statements. All amounts are in U.S. dollars unless otherwise indicated.

The Company is a natural resources company focused on the exploration and development of both precious and base metal properties throughout the Americas. The Company has two principal mineral properties: the Cerro San Pedro gold and silver project in Mexico and the El Morro copper-gold project in Chile.

The Cerro San Pedro project is 100%-owned by the Company and contains estimated mineral reserves1 of 61.1 million tonnes grading 0.59 grams of gold and 24.0 grams of silver per tonne at a waste-to-ore ratio of 1.2 to 1. This equates to 1.2 million ounces of gold and 47 million ounces of silver. The mineral reserves have been estimated using a gold price of $325 per ounce and a silver price of $4.62 per ounce, and were estimated by William Rose of WLR Consulting Inc., the Qualified Person, in accordance with Canadian Securities Administrators National Instrument 43-101 — Standards of Disclosure for Mineral Projects.

[1] Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Act of 1933 as interpreted by the Staff of the Securities and Exchange Commission), applies different standards in order to classify mineralization as a reserve. The Cerro San Pedro project mineral reserves are classified as such under both Canadian and U.S. regulatory authorities.

The El Morro project is subject to an exploration agreement which allows Noranda Inc. to earn a 70% interest in the project by making a $10 million payment to the Company by September 14, 2005. Using a 0.4% copper cut-off grade, Noranda has estimated that the La Fortuna area of the El Morro project contains an inferred mineral resource2 of 465 million tonnes grading 0.61% copper and 0.50 grams per tonne of gold, which equates to approximately 6.2 billion pounds of copper and 7.4 million ounces of gold. The inferred mineral resource estimate was prepared by Noranda Inc. under the supervision of John Sullivan, former director of the El Morro project, and Stanley Clemmer, Senior International Geologist, both of Noranda Chile Ltda, the Qualified Persons, in accordance with Canadian Securities Administrators National Instrument 43-101.

Critical Accounting Policies

The Company’s accounting policies are described in Note 2 to the consolidated financial statements. Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results of operations, financial condition and cash flows.

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

Management has identified the following critical accounting estimates that could have a material impact on the Company’s financial statements:

Mineral Properties and Deferred Costs:

Mineral reserve estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Future production could differ dramatically from mineral reserve estimates due to differences in actual mineralization and mineralization estimated by sampling, variances in the grade of mineral reserves, increases in mining, processing and reclamation costs, and changes in the market price of gold and/or silver. The Company’s mineral reserves are limited to its Cerro San Pedro gold and silver project in Mexico.

An impairment assessment was performed using estimated long-term future gold and silver prices of $375 per ounce and $5.75 per ounce, respectively. Estimated long-term gold and silver prices were determined largely from prices used by peers, current market prices, historical price trends and analysts’ price expectations.

Accounting for Stock Options:

The fair value of share options used to calculate compensation expense has been estimated using

[2] Cautionary note to U.S. investors concerning estimates of inferred mineral resources: The Company advises U.S. investors that while this term is recognized and required by National Instrument 43-101 under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable.

Under Canadian rules, an “inferred resource estimate” is that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

the Black-Scholes Option Pricing Model with the following assumptions:

	2004	2003	2002
Risk free interest rate (Canada)	3.3% to 3.5%	3.6% to 4.4%	4.5%
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility of the Company’s common shares	70% to 71%	75% to 87%	110%
Expected life of option	5 years	5 years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share options.

Asset Retirement Obligation:

The Company’s reclamation and closure cost obligation is calculated using highly subjective assumptions that include the Company’s long-term risk adjusted risk free interest rate, the long-term inflation rate, the year in which the reclamation obligation is expected to begin and the current estimate of the reclamation obligation. Any changes in these subjective assumptions could materially affect the Company’s reclamation and closure cost obligation.

Mineral Properties and Deferred Costs

The Company’s current business activity focus is on the exploration and, if practicable, the development of precious and base metal deposits. All costs relating to the Company’s exploration activities, other than grass-roots exploration, which is expensed as incurred, are capitalized until such time as a decision is made to proceed with the development phase of each project. In the event that the Company elects to proceed with the development of a project, the capitalized exploration expenditures and subsequent development costs will be depleted on the unit-of-production basis as the estimated total reserves are mined. Management of the Company regularly reviews the carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if the carrying value can be recovered. As a result of these potential write-offs and write-downs from exploration activities, net income or loss of the Company may be volatile.

Financial Results of Operations

The Company has incurred losses in two of the last three years due to the lack of an operating property or other revenue generating activity. The exception was the current year during which the Company had net income as a result of foreign exchange gains. Management anticipates that net losses of the Company will continue for at least the next year as a result of ongoing corporate general and administrative, exploration and reclamation expenses, write-downs of mineral properties and deferred costs, and other costs and expenses. With the acquisition of Glamis Gold Ltd.’s (“Glamis”) 50% interest in the Cerro San Pedro project in February 2003, the Company anticipates that this trend of losses may reverse if, and when, gold and silver are produced from its 100%-owned Cerro San Pedro project in Mexico. However, there are no assurances that commercial production from the Cerro San Pedro project will be achieved or that such mining activities would be profitable. Construction of the Cerro San Pedro mine began in February 2004 and was suspended in June 2004 pending resolution of various permitting and other issues involving the project. As of February 18, 2005, project construction has not recommenced as discussed in the “Corporate Outlook, Contingencies and Other” section of MD&A.

Selected Annual Information

	2004	2003	2002
Total revenues	$—	$—	$—
Net income (loss)	$1,368,462	$(1,715,547)	$(1,320,321)
Total assets	$90,293,100	$93,353,848	$17,491,038
Long-term liabilities	$203,818	$—	$—
Basic net income (loss) per share	$0.02	$(0.04)	$(0.04)
Diluted net income (loss) per share	$0.01	$(0.04)	$(0.04)

The increase in total assets of $75.86 million at December 31, 2003, as compared to December 31, 2002, primarily results from net proceeds from two equity financings in 2003 totaling $70.78 million. Net income in 2004 of $1.37 million was primarily attributable to an increase in foreign exchange gains from $0.61 million in 2003 to $2.17 million in 2004. The selected annual information has been prepared in accordance with Canadian GAAP. For a reconciliation to U.S. GAAP, see Note 13 to the consolidated financial statements.

2004 Compared with 2003

The Company reported net income of $1.37 million for the year ended December 31, 2004 as compared to a net loss of $1.72 million for the year ended December 31, 2003. Significant changes between the 2004 and 2003 income and expense amounts that comprise net income (loss) are discussed below.

The Company does not own any interests in producing mineral properties or have any other revenue generating activities; therefore, it does not have any operating income or cash flow from operations. The Company’s only significant source of operating income is from interest earned on cash and cash equivalents, and income from option payments.

Interest income for the year ended December 31, 2004 increased to $0.93 million from $0.16 million in the preceding year. The $0.77 million increase resulted from higher average invested cash balances in 2004 as a result of a $61.31 million public equity offering for shares and warrants that closed in December 2003. The Company’s only other source of income in 2004 was the receipt of option payments from the sale of its Mara Rosa project totaling $0.30 million, as compared to $0.15 million in 2003. The Company entered into an agreement in November 2003 to sell its Mara Rosa project for $0.45 million, as described in Note 3(e) to the consolidated financial statements.

General and administrative expenses for the year ended December 31, 2004 totaled $1.47 million and were $0.22 million higher than the 2003 expenditures of $1.25 million. The increase was primarily attributable to an increase in business insurance premiums, higher financial advisory services and retainer fees paid to the Company’s directors.

Stock-based compensation expense increased from $0.01 million for the year ended December 31, 2003 to $0.08 million for the year ended December 31, 2004. The $0.07 million increase results from the Company’s adoption of the Canadian Institute of Chartered Accountants (“CICA”) Section 3870 – Stock-based Compensation and Other Stock-based Payments on January 1, 2004, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. In addition, the Company deferred stock-based compensation expense totaling $552,400 in 2004 that was attributable to stock options granted to employees at its Cerro San Pedro project.

The Company terminated its MIMK exploration program in 2004 and abandoned its remaining MIMK properties which resulted in a write-down of mineral properties and deferred costs totaling $0.08 million in 2004. The Company also abandoned its Los Colorados MIMK exploration property in 2003 resulting in a write-down of mineral properties and deferred costs totaling $0.70 million in 2003.

Interest expense of $0.04 million and $0.45 million for the years ended December 31, 2004 and 2003, respectively, represents interest accretion on acquisition debt relating to the Company’s purchase of its former joint venture partner’s 50% interest in the Cerro San Pedro project in February 2003. The acquisition debt was paid off in February 2004.

Foreign exchange gains of $2.17 million in 2004 and $0.61 million in 2003 are primarily attributable to unrealized gains associated with holding the majority of the net proceeds from the Company’s December 11, 2003 public equity offering in Canadian dollars (Cdn$80.75 million), and the subsequent strengthening of the Canadian dollar relative to the U.S. dollar. The Cdn$/US$ exchange rate at December 11, 2003 was 1.3082 as compared to 1.2946 on December 31, 2003, and 1.2048 on December 31, 2004.

Income tax expense increased from a ($0.01) million income tax benefit in 2003 to $0.14 million of income tax expense in 2004. The $0.15 million increase in income taxes in the current period results from approximately $0.09 million of Canadian withholding taxes on interest earnings from a foreign subsidiary, and approximately $0.05 million of Mexican income taxes. In the preceding year, Canadian withholding and Mexican income taxes were insignificant.

2003 Compared with 2002

The Company reported a net loss of $1.72 million for the year ended December 31, 2003 as compared to a net loss of $1.32 million for the year ended December 31, 2002. Significant changes between the 2003 and 2002 income and expense amounts that comprise net income (loss) are discussed below.

Interest income for the year ended December 31, 2003 increased to $0.16 million from $0.06 million in the preceding year. The $0.10 million increase resulted from higher average invested cash balances in 2003 due to a $9.47 million private placement for shares and warrants that closed in March 2003, and a $61.31 million public equity offering for shares and warrants that closed in December 2003. The Company’s only other source of income was from option payments received in 2003 totaling $0.15 million for the sale of its Mara Rosa project.

General and administrative expenses for the year ended December 31, 2003 totaled $1.25 million and were $0.33 million higher than the 2002 expenditures of $0.92 million. The increase was primarily attributable to a direct mail marketing program undertaken in 2003 at a cost of $0.25 million.

Exploration expenses for the year ended December 31, 2003 were $0.22 million as compared to $0.25 million for 2002. The $0.03 million decrease resulted from management’s focus on project development and financing activities at its Cerro San Pedro project in 2003 versus exploration activities.

The Company incurred reclamation and property closure costs relating to its Mara Rosa project in Brazil of $0.02 million for the year ended December 31, 2003, as compared to $0.20 million for 2002. The Company conducted a significant level of reclamation and closure related activities at the Mara Rosa project in 2002, whereas the Company’s efforts in 2003 were focused on selling the project. The project was sold in November 2003.

The Company abandoned its Los Colorados MIMK exploration project in 2003, which resulted in a write-down of mineral properties and deferred costs totaling $0.70 million. The Company also abandoned three MIMK exploration properties in 2002 resulting in a write-down of mineral properties and deferred costs totaling $0.02 million in 2002.

Interest expense of $0.45 million for the year ended December 31, 2003 included $0.44 million of interest accretion on acquisition debt relating to the Company’s purchase of Glamis’ 50% interest in the Cerro San Pedro project in February 2003. There was no interest expense in the preceding year.

Foreign exchange gain of $0.61 million in 2003 was primarily attributable to unrealized gains associated with holding the net proceeds from the December 11, 2003 public equity offering in Canadian dollars (Cdn$80.75 million), and the subsequent strengthening of the Canadian dollar relative to the U.S. dollar at year end. The Cdn$/US$ exchange rate at December 11, 2003 was 1.3082 as compared to 1.2946 on December 31, 2003. The majority of the Company’s assets, liabilities and operations in 2002 were denominated in U.S. dollars, resulting in an insignificant foreign exchange loss for 2002.

Summary of Quarterly Results

The summary of quarterly results has been prepared in accordance with Canadian GAAP.

	2004
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Total revenues	$—	$—	$—	$—
Net income (loss)	$1,582,433	$1,649,917	$(1,174,302)	$(689,586)
Basic net income (loss) per share	$0.02	$0.02	$(0.01)	$(0.01)
Diluted net income (loss) per share	$0.01	$0.02	$(0.01)	$(0.01)

	2003
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Total revenues	$—	$—	$—	$—
Net income (loss)	$363,253	$(1,326,066)	$(388,595)	$(364,139)
Basic net income (loss) per share	$0.01	$(0.03)	$(0.01)	$(0.01)
Diluted net income (loss) per share	$0.01	$(0.03)	$(0.01)	$(0.01)

The high quarterly net income (loss) volatility for 2004 primarily results from holding significant cash balances in Canadian dollars and high fluctuations in US$/Cdn$ exchange rates. Net foreign exchange gains (losses) totaled ($587,903), ($895,249), $1,851,729 and $1,800,680 for the 1st, 2nd, 3rd and 4th quarters of 2004, respectively. The US$/Cdn$ exchange rate was 1.2946 at December 31, 2003, and 1.3081, 1.3453, 1.2699 and 1.2048 as of March 31, June 30, September 30 and December 31, 2004, respectively.

The increase in loss for the 3rd quarter of 2003 as compared to the preceding two quarters is attributable to a $0.68 million write-off of the Los Colorados MIMK property and a $0.25 million direct mail marketing program. Net income in the 4th quarter of 2003 of $0.36 million results from a foreign exchange gain of $0.60 million due to holding net proceeds of Cdn$80.75 million from the Company’s December 11, 2003 public equity offering in Canadian dollars and the subsequent strengthening of the Canadian dollar relative to the U.S. dollar at year end.

Liquidity and Capital Resources

The Company relies primarily on the sale of common shares, the exercise of share options and common share purchase warrants, and joint venture arrangements to fund its exploration and project development activities. The extent to which such financing options are pursued in the future will depend upon various factors, including the successful acquisition of new properties or projects, commodity prices, results from exploration and development activities, and management’s assessment of the capital markets. Any cessation of joint venture funding or significant increase in exploration or project development activities may require the Company to seek additional funding. There is no assurance that such financing will be available when needed or that it can be secured on favorable terms. Furthermore, there is no assurance that the Company will be able to obtain new properties or projects, or that they can be secured on favorable terms.

For the years ended December 31, 2004, 2003 and 2002, the Company received net proceeds of $0.76 million, $71.17 million and $4.08 million, respectively, from the sale of equity securities, and the exercise of warrants and stock options. Approximately $70.78 million of the 2003 net proceeds is due to a private placement financing for $9.47 million that closed in March 2003, and a public equity offering for $61.31 million that closed in December 2003. A portion of the proceeds from the December 2003 equity financing was used in 2004 to complete the Company’s acquisition of its former joint venture partner’s 50% interest in the Cerro San Pedro project ($11 million), and to fund construction and other project related activities at the Cerro San Pedro project totaling $14.89 million. The Company does not anticipate that it will need to obtain additional equity financing for at least the next year.

The March 11, 2003 private placement financing resulted in the issuance of 10.1 million units at a price of Cdn$1.50 per unit for gross proceeds of Cdn$15.2 million (US$9.47 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$2.00 for a period of two years to March 11, 2005. The Company also granted the underwriters 505,000 compensation warrants. Each compensation warrant entitled the holder to purchase one common share at an exercise price of Cdn$1.50 per share for a period of one year to March 11, 2004. Compensation warrants totaling 151,500 were exercised in 2003, while the remaining 353,500 compensation warrants were exercised in 2004.

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

Risk free interest rate (Canada)	4.0% to 4.1%
Expected dividend yield	0.0%
Expected volatility of the Company’s common shares	73% to 87%
Expected life of warrant	1 to 5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s warrants.

At December 31, 2004, the Company had working capital of $41.75 million as compared to $59.74 million at December 31, 2003. The decrease in working capital of $17.99 million primarily results from the following expenditures relating to the Cerro San Pedro project that were incurred during the year ended December 31, 2004: Payments to Glamis totaling $5 million for contingent purchase price payments and $2.25 million for a royalty, and $12.50 million for project development, construction and mineral property costs. The Company has completed all of its payment obligations relating to its purchase of Glamis’ 50% interest in the Cerro San Pedro project.

The Company’s cash and cash equivalents decreased by $24.26 million for the year ended December 31, 2004 as compared to an increase in cash and cash equivalents of $61.59 million for the year ended December 31, 2003. The $85.85 million increase in 2004 cash outflows is primarily attributable to the following: an increase of $6.33 million in payments in the current year to Glamis to acquire its 50% equity interest in the Cerro San Pedro project and a related royalty, an increase in expenditures on mineral properties and deferred costs totaling $10.59 million principally due to commencement of construction at the Cerro San Pedro project in February 2004, and a $70.40 million decrease in proceeds from the issuance of common shares, and the exercise of warrants and stock options in the current year.

As of December 31, 2004, the Company had capitalized mineral properties and deferred expenditures totaling $47.36 million. This amount includes $45.22 million relating to the Cerro San Pedro project, of which $19.75 million and $14.48 million was capitalized in 2004 and 2003, respectively, for acquisition and other project related costs.

In February 2003, the Company acquired Glamis’ 50% equity interest in Minera San Xavier, S.A. de C.V. (“MSX”) for $18 million, less 50% of MSX’s working capital deficit at closing of $58,328. As a result of the purchase, MSX became a wholly owned subsidiary of the Company. The acquisition of Glamis’ 50% equity interest in MSX was a business combination accounted for as a purchase transaction. The purchase price included a contingent payment for $2.5 million payable upon commencement of commercial production and an additional contingent payment for $2.5 million due one year from commencement of commercial production. In addition, Glamis retained a sliding scale net returns royalty on the gross proceeds, less costs and expenses, of all ores, metals and mineral concentrates mined at the Cerro San Pedro project when gold prices equal or exceed $325 per ounce.

The fair value of the consideration paid to Glamis of $12.5 million ($2.0 million paid at closing less 50% of MSX’s working capital deficit of $58,328, plus $10.5 million representing the estimated present value of future cash payments of $11.0 million) was allocated to the fair value of the net assets acquired as follows:

Fair value of net assets acquired:
Cash	$19,739
Other current assets	72,376
Fixed assets	75,708
Mineral properties	12,461,971

12,629,794

Less: Current liabilities and other	(71,265)
Note payable	(100,050)

$12,458,479

Consideration:
Cash at closing, less working capital deficit	$1,941,672
Present value of future cash payments, Discounted at 6%	10,516,807

$12,458,479

In August 2003 and in February 2004, the Company made acquisition debt payments to Glamis totaling $5.0 million and $6.0 million, respectively. In March 2004, the Company acquired the sliding scale net returns royalty from Glamis for $2.25 million and paid the remaining $5.0 million of contingent payments owed to Glamis. The Company has completed all of its payment obligations to Glamis resulting from its acquisition of Glamis’ 50% interest in MSX.

Capitalized expenditures relating to the El Morro copper-gold project in Chile totaled $1.64 million at December 31, 2004 and included $0.60 million and $0.01 million for deferred costs that were capitalized during the years ended December 31, 2004 and 2003, respectively. In December 2004, the Company and Noranda agreed to acquire a 2% NSR royalty on the project held by a former landowner for $2.0 million. Metallica acquired a 30% interest in the royalty for $0.6 million, while Noranda acquired a 70% interest in the royalty for $1.4 million.

Additional expenditures were made on the Company’s El Morro project by Noranda pursuant to earn-in requirements. Noranda informed the Company that it has incurred approximately $12 million for exploration and property acquisition expenditures on the El Morro project through December 31, 2004, of which approximately $1 million was incurred in 2004. The Company’s exploration agreement with Noranda provides that Noranda fund all project exploration activities until such time as it completes the requirements necessary for it to earn a 70% interest in the project. One requirement of the exploration agreement is that Noranda must make a $10 million payment to the Company by September 2005. If, and when, the $10 million payment is made, the Company will be required to fund its 30% share of future exploration expenditures at the El Morro project. See Note 3(b) to the consolidated financial statements for details relating to the terms of the El Morro exploration agreement.

In September 2004, the Company entered into an option agreement to acquire a 100% interest in the Rio Figueroa copper-gold exploration project in Chile. The option agreement provides for the Company to make annual option payments over a five-year period beginning September 2004 totaling $3.5 million, and to incur annual exploration expenditures over a three-year period beginning September 2004 totaling $1.5 million, in order to exercise the option. As of December 31, 2004, the Company had capitalized $0.49 million of costs on the Rio Figueroa project.

The Company’s contractual obligations for future payments are summarized as follows:

	Payments Due by Period
		Less than	1 – 3	4 – 5
Contractual Obligations	Total	1 year	Years	Years	After 5 Years
Long-term debt	$—	$—	$—	$—	$—
Capital lease obligations	—	—	—	—	—
Operating leases	446,080	80,023	130,442	94,246	141,369
Purchase obligations (1)	110,541,000	7,687,000	28,645,000	29,748,000	44,461,000
Other long-term obligations	—	—	—	—	—

Total contractual obligations	$110,987,080	$7,767,023	$28,775,442	$29,842,246	$44,602,369

(1) Purchase obligations include estimated amounts to be incurred by Washington Group International totaling $104.7 million, exclusive of fuel costs, pursuant to a ten-year contract mining and construction services agreement for the Cerro San Pedro project that was entered into on December 30, 2003. Although project construction is currently suspended, the remaining contract value has been allocated to future years assuming that construction will re-commence in mid-2005. The contract provides that the Company may terminate it at any time prior to the end of the ten-year term, but must pay early termination and demobilization fees to Washington Group International as follows:

Termination
and
Demobilization
Termination Period	Fees
Pre-production	$11,560,000
Year 1	$10,160,000
Year 2	$7,460,000
Year 3	$4,760,000
Year 4	$2,960,000
Year 5	$2,360,000
Year 6	$2,060,000
Year 7	$1,660,000
Year 8	$1,360,000
Year 9	—

It is estimated that approximately $4 to $5 million of annual expenditures to be incurred pursuant to the Washington Group contract will be incurred in Mexican pesos. The US$/peso exchange rate used in the Washington Group contract was approximately 10.75. As of February 18, 2005, the US$/peso exchange rate was 11.09. In addition to the Washington Group contract, the Company will incur peso denominated costs for fuel, explosives, power, water, salaries and other supplies totaling approximately $7 million per year. The Company does not currently intend to enter into currency hedging arrangements for its estimated Mexican peso expenditures.

Purchase obligations also include option payments and exploration work commitments relating to the Rio Figueroa project totaling $4.5 million. In addition, $0.4 million is owed to the former owners of certain mining concessions at the El Morro project within two years of commencement of mining operations, as well as minimum annual royalty payments totaling $0.9 million that is owed to a former owner of certain mining concessions at the Cerro San Pedro project.

The reclamation obligation for the Cerro San Pedro project, based on the Company’s September 2003 feasibility study, is estimated to be $4.3 million. The Company has agreed to fund this obligation during the mine operations; however, negotiations with the relevant Mexican governmental agency to determine the interim funding requirements have not yet been finalized.

The Company entered into an agreement with a Mexican governmental agency to provide approximately $360,000 for reforestation of land in the area surrounding the proposed Cerro San Pedro mine that is not owned or leased by the Company. Although the timing of funding this commitment has not been finalized, it is anticipated that the $360,000 will be funded by the Company over a period of approximately twelve years.

Outstanding Share Data

As of February 18, 2005, the Company has issued one class of common shares and has a total of 82,691,434 shares outstanding. The Company has 19,350,000 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008. The Company has an additional 5,049,000 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$2.00 per share through March 11, 2005. Stock options outstanding as of February 18, 2005 total 2,535,500 and are exercisable for common shares at prices ranging from Cdn$0.45 per share to Cdn$2.87 per share.

Corporate Outlook, Contingencies and Other

The Company’s focus for 2004 was the construction of its Cerro San Pedro gold and silver project in central Mexico (the “Project”) and the resolution of various permitting and other issues involving the project. Construction began in February 2004 and was expected to take approximately nine months to complete at a total cost of approximately $28.2 million, plus $3.0 million for project working capital. In June 2004, the Company suspended project construction pending receipt of the project explosives permit and the annual renewal of the municipal construction and operating licenses. In August 2004, the Company received the annual municipal construction and operating licenses, and in October 2004, the Company received the annual project explosives permit. The project explosives permit, as with all mine explosives permits in Mexico, expired on December 31, 2004. The Company has applied for and is awaiting receipt of the explosives permit for 2005. In 2005, the Company intends to focus its efforts towards resolving the two issues discussed below and recommencing construction of the Project; however, there are no assurances that the Company’s efforts to resolve these and other issues will be successful, or that it will recommence construction. Expenditures relating to the Project for 2005 are estimated to be between $3 million and $29 million, depending upon when, and if, construction recommences.

In August 2004, the Company received notification that a Mexican Federal Court rendered a judgment in favor of a group opposing the Project who were seeking nullification of the Company’s Manifestacion de Impacto Ambiental (“MIA”). The MIA is the Mexican equivalent of an Environmental Impact Statement in the United States. The legal action brought by the contesting group claimed that the federal agency that granted the MIA violated various environmental and other laws. The federal agency that issued the environmental permit to the Company has appealed the decision. Although the permit is presently valid pending resolution of the appeal, there are no assurances that the federal agency’s or the Company’s efforts to overturn the ruling will be successful. In the event that these efforts are unsuccessful, the Company can appeal the decision, attempt to re-permit the project, or pursue other options that may be available to the Company.

In April 2004, a San Luis Potosí, Mexico, Agrarian Court rendered a judgment in favor of a group opposing the Project and nullified the Company’s lease agreement for surface rights at the Project. The Company appealed the Agrarian Court decision and in November 2004, a Federal Court ruled that the group opposing the Project did not have the legal right to contest the lease and ordered the Agrarian Court to issue a new decision. In December 2004, the Agrarian Court once again issued a nullification order with respect to the lease agreement. The Company, along with the individuals who entered into the lease agreement with the Company, has appealed this latest decision. The Company continues to have surface rights access pending resolution of the appeals; however, there are no assurances that the Company’s efforts to overturn the ruling will be successful, or that the Company will be successful in its other efforts to secure surface rights access.

The Company’s exploration and project development activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company also has certain operating and other permits that require periodic renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits prior to commencing mine operations at the Project. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted

Noranda Inc. is required to fund all exploration costs at the El Morro project until such time as it makes a $10 million earn-in payment to the Company, which is due no later than September 14, 2005. Once this payment is made, the Company will be required to fund its 30% share of ongoing exploration costs, if any, associated with the project. The Company does not anticipate that it will incur over $1 million in exploration costs on the El Morro project in 2005.

The Company currently estimates that 2005 expenditures on the Rio Figueroa and other exploration projects will be approximately $1.0 to $1.5 million. This estimate could materially change depending on the Company’s ability to acquire satisfactory exploration projects, progress of work programs on its projects and market conditions.

The Company has historically managed its foreign currency risk by maintaining maximum cash balances in the currency in which most of the Company’s expenditures are made, the U.S. dollar. Based on US$/Cdn$ currency trends, interest rate differentials and market conditions, management and the Company’s directors elected to maintain the Canadian dollar proceeds from the December 11, 2003 public equity offering of Cdn$80.75 million in Canadian dollars. The US$/Cdn$ exchange rate was 1.3082 on December 11, 2003, 1.2946 on December 31, 2003, 1.2048 at December 31, 2004 and 1.2279 at February 18, 2005. As of February 18, 2005, the Company holds approximately Cdn$42 million. Since the Company’s reporting currency is the U.S. dollar, foreign currency gains and losses on its Canadian dollar cash balances can result in volatile net losses and earnings.

The CICA has issued Accounting Guideline 15, Consolidation of Variable Interest Entities, which will be effective for annual and interim periods beginning on or after January 1, 2005. This Guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The Company does not expect the adoption of this Guideline to have a material impact on its financial position or results of operations.

Forward-Looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “will”, “estimate”, “anticipate”, “project” and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described under the heading “Item 3. Key Information – D. Risk Factors” in this Annual Report on Form 20-F. These which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-

looking statements. These factors include, among others, risks related to the Company’s properties being at the exploration or development stage; uncertainty of obtaining additional funding; effects on the Company’s operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters; risks of liability for environmental damage; and risks associated with international business operations. As well, the Company is directly and indirectly involved in various lawsuits that relate to its Cerro San Pedro project in Mexico. In the event of an adverse outcome from certain of these lawsuits, the Company’s ability to complete construction and operate this mine could be impaired. The Company also has certain operating and other permits at its Cerro San Pedro project that require periodic or annual renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits during mine construction and operations at Cerro San Pedro. These permits include, but are not limited to, annual renewal of the local municipal construction and operating licenses, annual renewal of the explosives permit, annual renewal of titles to water rights and receipt of an environmental license that is issued at commencement of operations. Although the Company and its advisors believe that the Company is currently in compliance with all material conditions of the permits that have been issued to the Company to date, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company may be forced to suspend or cease project construction or operations in the future. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

C) Research and Development, Patents and Licenses, etc.

As the Company is a mineral exploration company that has not yet commenced production on any of its properties, the information required by this section is inapplicable.

D) Trend Information

The Company has incurred net losses in four of the last five fiscal years due to the lack of an operating property or other revenue generating activity. The exception being the 2004 fiscal year when the Company had net income of $1.4 million as a result of foreign exchange gains totaling $2.2 million. Management anticipates that net losses of the Company will continue for at least the next year as a result of ongoing corporate general and administrative expenses, write-downs of mineral properties and deferred costs, and exploration and other expenses. With the acquisition of Glamis’ 50% interest in the Cerro San Pedro project in February 2003, the Company anticipates that this trend of losses may reverse if, and when, gold and silver are produced from its 100%-owned Cerro San Pedro project in Mexico. The Company commenced construction of its 100%-owned Cerro San Pedro gold and silver project in Mexico in February 2004. In June 2004, construction of the mine was suspended pending resolution of various permitting and other issues involving the project. As of March 14, 2005, construction of the mine has not recommenced. There is no assurance that commercial production from the Cerro San Pedro project will be achieved or that such mining activities will be profitable. A number of significant events must occur before commercial production at the Cerro San Pedro project can begin. These include, but are not limited to, receipt and compliance with certain permits necessary to continue construction of the mine and commence operations.

E) Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on

Form 20-F.

F) Tabular Disclosure of Contractual Obligations

The information required by this section is included under “—B. Liquidity and Capital Resources”.

ITEM 6	Directors, Senior Management and Employees

A) Directors and Senior Management

The following table sets forth the name, municipality of residence, age and the office (if any) held with the Company of each of the officers and directors of the Company:

Name and Municipality of
Residence	Age	Office Held	Director Since
Craig J. Nelsen (2)(4) Centennial, Colorado	53	Chairman, Director	1994
Richard J. Hall (6) Centennial, Colorado	55	President, Chief Executive Officer and Director	1999
Denis M. Marsh Toronto, Ontario (7)	63	Former Director	1994
J. Alan Spence(1)(2) Toronto, Ontario	67	Director	1994
Ian A. Shaw (1)(3) Toronto, Ontario	64	Director	1994
Oliver Lennox-King (1)(3) Toronto, Ontario	55	Director	1998
Fred H. Lightner (5) Centennial, Colorado	58	Director	1999
Brad Blacketor Lone Tree, Colorado	46	Vice President, Chief Financial Officer & Secretary	___

(1)	Member of the audit committee.

(2)	Member of the compensation committee.

(3)	Member of the nominating committee.

(4)	Mr. Nelsen resigned as Chief Executive Officer on April 9, 1999.

(5)	Mr. Lightner was appointed Chief Executive Officer and Director of the Company on March 26, 1999. Mr. Lightner resigned as Chief Executive Officer and was appointed Senior Vice-President and Chief Operating Officer on November 8, 1999. Mr. Lightner retired as Senior Vice-President and Chief Operating Officer of the Company on November 30, 2004. Mr. Lightner continues to be a Director of the Company and serves as a consultant to the Company.

(6)	Mr. Hall was appointed President, Chief Executive Officer and Director on November 8, 1999.

(7)	Mr. Marsh did not stand for re-election to the Board of Directors at the Company’s annual shareholder meeting on June 10, 2004.

The following is a brief biographical description, including principal occupations of each of the officers and directors of the Company.

Craig J. Nelsen holds a Master of Science degree in Geology from the University of New Mexico and a Bachelor of Arts degree in Geology and has been involved in exploration and mining for over 29 years. From January 1991 to January 1994, Mr. Nelsen was Senior Vice-President of Exploration with Lac Minerals Ltd. Mr. Nelsen was the Chairman, Chief Executive Officer and a director of the Company from January 1994 through March 1999. In April 1999, Mr. Nelsen resigned as Chief Executive Officer of the Company but continues to serve as Chairman and a director of the Company. Mr. Nelsen is currently the

Executive Vice-President of Exploration and Development of Gold Fields Ltd., an international gold mining company.

Richard J. Hall holds Bachelors and Masters degrees in Geology, and a Masters Degree in Business Administration, all from Eastern Washington University. Mr. Hall has over 31 years of experience in the mining industry and has previously held senior management positions with Dayton Mining Corporation and Pegasus Gold Corporation. Mr. Hall was appointed President and Chief Executive Officer and director of the Company on November 8, 1999.

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

Denis M. Marsh is a Chartered Financial Analyst and has worked in the Canadian investment industry over the past 33 years. Most of his experience has been as an investment analyst for both investment dealers and investment counselors. His analytical experience encompasses a wide range of disciplines, including the mining industry. Mr. Marsh has been a Senior Vice-President and Director of Beutel, Goodman & Company Ltd., a Canadian investment dealer, since 1983 and a director of the Company from January 1994 through June 2004. Mr. Marsh did not stand for re-election to the Board of Directors at the Company’s annual shareholder meeting on June 10, 2004.

J. Alan Spence holds a Master of Science degree in Geology from McGill University and an Executive Master of Business Administration degree from Columbia University. He has been involved in mineral exploration and development for over 35 years, including positions as Director of Exploration with Inco Ltd., Vice-President of North American Partners Ltd., a venture capital fund, and President of South American Goldfields Inc. which pioneered gold and diamond exploration in the Guiana Shield from 1988 to 1992. Mr. Spence was Chairman of Bactech Metallurgical Solutions Inc., a refractory minerals process technology company from 1999 to 2001. Mr. Spence has been a director of Canuc Resources from 1987 to 1997; a director of Consolidated Nevada Goldfield Company from 1989 to 1993, and has been President of I.M.I. Minerals Development since 1993. Mr. Spence is currently the President of Spence Resource Management Inc. Mr. Spence has been a director of the Company since January 1994.

Oliver Lennox-King was previously a director of the Company from January 1994 until February 1997. In May 1998, Mr. Lennox-King was reappointed a director of the Company. He has 21 years of senior experience in the mining industry with involvement in marketing and administration. He also spent 11 years as a mining analyst with a brokerage company. He has spent the last 12 years in executive positions and directorships with junior mining companies. Mr. Lennox-King serves on the Boards of a number of Canadian resources companies including Tiomin Resources and Dumont Nickel, and is Chairman of the Board of Fronteer Development. He was the co-founder and Chairman of Pangea Goldfields as well as the co-founder and President of Tiomin Resources. Mr. Lennox-King was a director of Unisphere Waste Conversion Ltd., a company listed on the TSX — Venture exchange. He resigned as a director of this Company on February 9, 2005, immediately before a subsidiary of this company filed a Notice of Intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).

Fred H. Lightner holds a Metallurgical Engineering degree from the Colorado School of Mines. He has over 35 years of experience in mine development and project management, including senior management positions with Wharf Resources Ltd., Pegasus Gold Company, Tenneco Minerals Co. and

Asarco Inc. He was appointed Vice President of Operations for the Company in September 1996 and was appointed Chief Executive Officer and director of the Company in March 1999. Mr. Lightner resigned as Chief Executive Officer of the Company in November 1999 and was re-appointed Senior Vice President and Chief Operating Officer. In November 2004, Mr. Lightner retired as Senior Vice President and Chief Operating Officer of the Company. Mr. Lightner continues to serve as a director of the Company and has done so since since March 1999.

Bradley J. Blacketor holds a Bachelor of Science degree in Business Administration from Indiana University and an MBA from Colorado State University. He is also a Certified Public Accountant. He has over 22 years of experience in domestic and foreign accounting, taxation and finance. He was Chief Financial Officer and Secretary for Mincorp Ltd. of Denver, Colorado (July 1991 to April 1997), Vice President and Controller of Pincock, Allen & Holt, Inc. of Lakewood, Colorado (July 1988 to July 1991) and an Audit Manager at Touche Ross & Co. in Denver, Colorado (November 1983 to July 1988). He was appointed Chief Financial Officer and Secretary for the Company in April 1997, and Vice President of the Company in June 2003.

B) Compensation

Summary Compensation Table

				Long-Term
				Compensation
		Annual Compensation		Awards
			Retirement	Securities
Name and Principal		Salary	Plan	Under Options	Other Compensation
Position	Year	(US$)	(US$)	Granted (#)	(US$)
Richard J. Hall President and CEO	2004	$130,500	$6,500	—	$978
Fred H. Lightner Senior VP and COO (1)	2004	$113,498	$5,669	—	$2,222
Bradley J. Blacketor VP, CFO & Secretary	2004	$112,250	$5,613	—	$470

(1) Mr. Lightner resigned as an executive officer of the Company on November 30, 2004.

There were no options granted during the year ended December 31, 2004.

Director Compensation

Effective June 10, 2004, the Directors agreed to pay following annual retainer fees to the nonexecutive Directors of the Company: $5,000 annual board retainer fee, $5,000 annual board committee chairperson fee, $2,500 annual audit committee member fee (non-chairperson) and $500 for each board meeting attended. Annual Director retainer fees totaling $40,000 were paid to the nonexective Directors in 2004.

Directors are also entitled to other remuneration as determined by the Board of Directors. The Company entered into a six-month consulting agreement with Mr. Lightner on December 1, 2004. The agreement provides for a minimum monthly retainer fee of $2,500 for up to three days consulting services per month, plus out-of-pocket expenses. The agreement also provides that any consulting services provided in excess of three days per month will be charged at the rate of $125 per hour. For the month of December 2004, Mr. Lightner rendered services to the Company pursuant to the consulting agreement totaling $2,500. This amount was paid to Mr. Lightner in January 2005.

The Company entered into a consulting agreement with Mr. Lennox-King on June 11, 2004 that provides for consulting services at the rate of $600 per day, plus out-of-pocket expenses. For the period from June

11, 2004 through December 31, 2004, Mr. Lennox King rendered services to the Company totaling $12,000, none of which has been paid as of March 14, 2005.

Nonexecutive Directors are also entitled to reimbursement from the Company of out-of-pocket costs incurred in connection with acting in their capacities as directors.

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

Under the Retirement Plan, U.S. based employees of the Company and its affiliates may elect to defer up to 100% of their compensation, but not to exceed $14,000 for 2005 ($13,000 for 2004), by way of payroll deductions (“employee contributions”). The Retirement Plan also allows for employees that are at least age 50 by year end to defer an additional $4,000 for 2005 ($3,000 for 2004). The Company makes a matching contribution to the Retirement Plan in common shares of the Company or cash, subject to a maximum of 50% of the employee’s contribution up to 10% of the employee’s compensation. By way of example, if an employee elects to contribute 8% of his or her compensation to the Retirement Plan, the Company contributes 4% of the employee’s compensation, in the form of common shares of the Company or cash, to the Retirement Plan. If an employee elects to contribute 15% of his or her compensation, the Company contributes 5% of that employee’s compensation, in the form of common shares of the Company or cash, to the Retirement Plan. The employee vests in respect of the Company’s contributions upon completion of three years’ employment with the Company or its affiliates. At the Company’s Annual General Meeting of shareholders on June 7, 2001, the shareholders approved the issuance of up to 300,000 shares of Metallica common stock to satisfy the Company’s obligations as to employer matching contributions under the Retirement Plan. As of March 14, 2005, 118,674 common shares of the Company had been issued pursuant to the Retirement Plan.

Employment Contracts

The Company has entered into employment contracts with each of its two executive officers: Richard J. Hall, President and Chief Executive Officer, and Bradley J. Blacketor, Vice President, Chief Financial Officer and Secretary. The current annual salaries under these contracts are $150,000 and $130,000, respectively. The contracts are for an unlimited term and provide that in the event the executive officer’s employment is terminated by the Company for other than Manifest Cause, as defined, or if the executive officer resigns from his employment for Good Reason, as defined, the Company shall pay to the executive officer a lump sum amount equal to three times the executive officer’s annual salary currently in effect.

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

The board of directors has assigned specific governance responsibilities to three committees of the board, as follows:

Audit Committee

The Company has an Audit Committee which has the functions defined in applicable regulatory and stock exchange requirements. The Audit Committee is comprised of three non-management directors who are appointed by the Board. The committee reviews the Company’s annual financial statements prior to their acceptance by the Board of Directors. The Committee is also responsible for reviewing the Company’s financial reporting procedures and the adequacy of its internal controls. It considers the report of the external auditors and examines the fees and expenses for audit services and it recommends to the Board the independent auditors for appointment by the shareholders. It may undertake additional tasks at the request of the Board. The audit committee is composed of Ian A. Shaw, Oliver Lennox-King and J. Alan Spence. Oliver Lennox-King was nominated and accepted the appointment to the Audit Committee on June 10, 2004. Prior to June 10, 2004, Mr. Denis M. Marsh was a member of the Audit Committee. Mr. Marsh did not stand for re-election to the Board of Directors at the Company’s annual shareholder meeting on June 10, 2004.

Compensation Committee

The Compensation Committee consists of three non-management directors. The Committee reviews and recommends to the Board the remuneration of senior officers. It is also charged with reviewing senior officer hiring, management development and management succession. The Compensation Committee is composed of Craig J. Nelsen and J. Alan Spence. Prior to June 10, 2004, Mr. Denis M. Marsh was a member of the Compensation Committee. Mr. Marsh did not stand for re-election to the Board of Directors at the Company’s annual shareholder meeting on June 10, 2004.

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

D) Employees

Number of Employees at the End of Each of the Past Three Years

	2004	2003	2002

United States:
Management	4	4	3
Professional	0	0	0
Administrative/support	1	1	1

Mexico:
Management	7	6	0
Professional	6	0	0
Administrative/support	27	29	0

Glamis Gold Ltd. was the operator of the Cerro San Pedro project in Mexico at December 31, 2002 and and employed all personnel for the Cerro San Pedro project through a wholly-owned subsidiary. As a result of the Company’s acquisition of Glamis’ 50% interest in the Cerro San Pedro project in February 2003, the Company became the operator of the project, and the personnel working at the project became employees of the Company. The Company utilizes independent contractors in Chile to carry out its exploration activities.

E) Share Ownership

The following table sets forth certain information as of March 14, 2005 regarding share ownership and all outstanding options to purchase the Company’s common shares.

					Exercise
	Beneficial			Beneficial	Price of the	Expiration
	Share	Number of	Number of	Ownership	Options/	Date of the
Identity of Person	Ownership	Options	Warrants	Percentage	Warrants	Options/
or Group	(2)	(1)	(2)	(2)	(Cdn$)	Warrants

Craig J. Nelsen	575,000	100,000	—	1.0%	0.85	04/20/05
		207,500			0.83	06/07/06
		21,000			0.45	05/18/05
		25,000			1.32	03/12/08
		25,000			2.87	09/21/05
		25,000			1.64	03/10/10

J. Alan Spence	30,000	28,750	—	*	0.83	06/07/06
		21,000			0.45	05/18/05
		25,000			1.32	03/12/08
		25,000			2.87	09/21/05
		25,000			1.64	03/10/10

Ian A. Shaw	20,000	28,750	—	*	0.83	06/07/06
		25,000			1.32	03/12/08
		25,000			2.87	09/21/05
		25,000			1.64	03/10/10

Oliver Lennox-King	50,000	21,000	—	*	0.45	05/18/05
		20,000			0.83	06/07/06
		25,000			1.32	03/12/08
		37,500			1.20	06/03/08
		25,000			1.64	03/10/10

Bradley J. Blacketor	12,227	30,000	—	*	0.45	05/18/05
		87,500			1.39	01/10/07
		125,000			1.32	03/12/08
		100,000			1.64	03/10/10

Fred H. Lightner	150,161	297,500	—	*	0.83	06/07/06
		150,000			1.32	03/12/08
		25,000			1.64	03/10/10

Richard J. Hall	412,448	75,000		*	0.83	06/07/06
		200,000			1.32	03/12/08
		150,000			1.64	03/10/10
			5,000		3.10	12/11/08

(1)	Includes vested and non-vested options.

(2)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares or warrants owned by a person and the percentage ownership of that person, Common Shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of March 14, 2005, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 82,701,434 Common Shares outstanding as of March 14, 2005.

*	Less than 1%.

The Company had two stock option plans that were designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term and to reward employees and service providers for both past and future performance. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of his/her position with, and contribution to, the Company. At the Company’s annual meeting of shareholders on June 3, 2003, the shareholders approved an increase in the size of the Company’s stock option plans such that the aggregate number of common shares that could be issued under the plans after April 29, 2003 would be 5,000,000. In addition, the two stock option plans were consolidated under one stock option plan, the 1996 Stock Option Plan. Options issued and outstanding under the 1996

Stock Option Plan as of March 14, 2005 total 3,175,500. A total of 909,333 options have been exercised subsequent to April 29, 2003, leaving 915,167 options available for issuance under the 1996 Stock Option Plan.

ITEM 7	Major Shareholders and Related Party Transactions

A) Major Shareholders

The Company’s securities are recorded on the books of its transfer agent in registered form. The majority of such shares are, however, registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective clients. The Company does not have any knowledge of the beneficial owners thereof. To the best of the Company’s knowledge, the following is a summary of shareholders who own 5% or more of the Company’s shares. The Company is not aware of any other shareholders with a 5% or greater share position in the Company.

Beneficial Shareholders (5% or greater)	As of 12/31/04		As of 12/31/03		As of 12/31/02

Sun Valley Gold LLC 620 Sun Valley Rd. P.O. Box 2759 Sun Valley, ID 83353 (1)	5,041,500	5.95%	—	—	—	—

Sun Valley Gold Master Fund Ltd. c/o Goldman Sachs (Cayman) Trust, Limited 2nd Floor, Harbour Centre, N. Church St. P.O. Box 896 George Town, Grand Caymen Cayman Islands, B.W.I (2)	3,892,899	4.6%	—	—	—	—

Noranda Inc. BCE Place 181 Bay Street, Suit 200 Toronto, Ontario M5J 2T3 Canada	6,003,863	7.26%	—	—	—	—

Newmont Mining Corporation 1700 Lincoln Street Denver, Colorado 80203	<5%	<5%	<5%	<5%	3,749,932	11.6%

Passport Management, LLC 402 Jackson Street San Francisco, CA 94111 (3)	<5%	<5%	6,928,860	8.5%	—	—

Royce & Associates, LLC 1414 Avenue of the Americas New York, NY 10019 (4)	6,683,800	8.08%	—	—	—	—

Royal Precious Metals Fund c/o The Royal Trust Company The Royal Trust Tower P.O. Box 7500, Station A 77 King Street West, 6th Floor Toronto, Ontario M5W 1P9 Canada	<5%	<5%	<5%	<5%	3,150,000	9.7%

(1)	Based on Schedule 13G filed February 14, 2005. Includes warrants exercisable into common shares.

(2)	Based on Schedule 13G filed February 28, 2005. Includes warrants exercisable into common shares.

(3)	December 31, 2003 amounts are based on Schedule 13G filed April 19, 2004. Total includes 5,625,079 shares owned of record by Passport Master Fund, LP (“Fund”) and 1,303,780 shares owned of record by Passport Master Fund II, LP (“Fund II”), over which Passport Management, LLC (“LLC”), Ralph K. McCluskey II, and John H. Burbank III have shared voting and dispositive power. According to the Schedule 13G, the LLC, which is an investment adviser that is controlled and managed by Messrs. McCluskey and Burbank (as co-Managers), acts as investment adviser to Fund and Fund II.

(4)	Based on Schedule 13G filed on February 11, 2005.

Each share held by the major shareholders named above is entitled to voting rights that are the same as accorded to all shareholders of the Company.

To the best of the Company’s knowledge, at December 31, 2004 14,532,777 common shares were held by 579 registered record holders in the U.S. The number of outstanding shares of the Company’s Common Stock at March 14, 2005 was 82,701,434. To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal persons severally or jointly.

B) Related Party Transactions

On December 1, 2004, the Company entered into a six-month consulting agreement with Fred H. Lightner, a Director of the Company. The agreement provides for a minimum monthly retainer fee of $2,500 for up to three days consulting services per month, plus out-of-pocket expenses. On June 11, 2004, the Company entered into a consulting agreement with Oliver Lennox-King, a Director of the Company, that provides for consulting fees at the rate of $600 per day plus out-of-pocket expenses. Please see “Item 6. Directors, Senior Management and Employees — B. Compensation — Director Compensation” for additional information.

C) Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this Item.

ITEM 8	Financial Information

A) Consolidated Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of the Company for the years ended December 31, 2004, 2003, and 2002, including an Audit Report dated February 4, 2005, except as to Note 14, which is as of February 28, 2005. The following financial statements are included: Consolidated Balance Sheets as at December 31, 2004 and 2003; Consolidated Statements of Operations and Deficit for the Years Ended December 31, 2004, 2003, and 2002; and Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2003, and 2002. Also included are Notes to the Consolidated Financial Statements for the Years Ended December 31, 2004, 2003 and 2002. The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as described in Note 13 to the consolidated financial statements, there are no material measurement differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States.

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

Dividend Policy

The Company has not paid any dividends on its Common Shares and has no policy with respect to the payment of dividends.

B) Significant Changes

There have been no significant changes since the date of the audited financial statements, February 4, 2005, except as to Note 14, which is as of February 28, 2005.

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

The following table sets out the annual high and low closing market prices of the Common Shares on the TSX and the AMEX during the last five fiscal years:

	TSX	TSX	AMEX	AMEX
	HIGH (Cdn $)	LOW (Cdn $)	HIGH (US $)	LOW (US $)
2000	0.60	0.20	n/a	n/a
2001	1.45	0.19	n/a	n/a
2002	2.02	1.00	n/a	n/a
2003	2.55	1.12	(1) 1.96	(1) 1.55
2004	2.87	1.15	2.15	0.85

(1) The Company commenced trading on the AMEX on October 30, 2003.

The following table sets out the closing market price range of the Common Shares on the TSX and the AMEX for the last two years by fiscal quarter:

	TSX	TSX	AMEX	AMEX
	HIGH (Cdn $)	LOW (Cdn $)	HIGH (US $)	LOW (US $)
Fiscal 2003
First Quarter	1.70	1.12	n/a	n/a
Second Quarter	1.50	1.20	n/a	n/a
Third Quarter	2.45	1.18	n/a	n/a
Fourth Quarter	2.55	2.05	1.96	1.55

Fiscal 2004
First Quarter	2.76	2.04	2.11	1.53
Second Quarter	2.87	1.15	2.15	0.85
Third Quarter	1.72	1.15	1.35	0.86
Fourth Quarter	1.90	1.33	1.57	1.12

The following table sets out the high and low closing market prices of the Common Shares on the TSX and the AMEX for the last six months:

	TSX	TSX	AMEX	AMEX
	HIGH (Cdn $)	LOW (Cdn $)	HIGH (US $)	LOW (US $)
September 2004	1.72	1.39	1.35	1.08
October 2004	1.77	1.46	1.40	1.18
November 2004	1.90	1.50	1.57	1.20
December 2004	1.83	1.33	1.52	1.12
January 2005	1.71	1.34	1.37	1.10
February 2005	1.90	1.59	1.52	1.29

On March 14, 2005, the closing price of the Common Shares on the TSX was Cdn$1.64 and US$1.37 on the AMEX.

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

The CBCA and the Company’s by-laws provide that a director who is a party to, or related to a person who is a party to, a material transaction or contract or a proposed material transaction or contract with the Company shall disclose the nature and extent of his interest at that time to the Company in writing or request that it be entered into the minutes of a meeting of directors. A director who has an interest in a material transaction or contract shall not vote on any resolution to approve that material transaction or contract except as permitted by the CBCA.

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

The Company’s by-laws do not provide for any age limit restrictions regarding its directors and there is no requirement that directors hold a specified number of shares in the Company.

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

The Company’s by-laws are incorporated by reference to the Company’s Form 20-F Registration Statement filed on September 22, 1995. The Articles of Continuance are listed as Exhibit 1.2. The only changes to the by-laws/articles of incorporation since September 22, 1995 are presented below:

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

2.	The Preference Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders of the purpose of winding-up its affairs, rank on a parity with the Preference Shares of every other series and be entitled to a preference over the Common Shares and the shares of any other class ranking junior to the Preference Shares. The Preference Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Common Shares and the shares of any other class ranking junior to the Preference Shares, as may be fixed in accordance with Section 1 above.

3.	Except as otherwise provided in the CBCA or these provisions, the holders of Preference Shares shall not be entitled as such to receive notice of, or to attend or vote at, any meeting of the shareholders of the Company. Provided, however, that the holders of Preference Shares shall be entitled to notice of meetings called for the purpose of authorizing the dissolution of the Company or the sale, lease or exchange of its undertaking or a substantial part thereof.

Adoption of Rights Plan

A shareholder rights plan (“Rights Plan”) was unanimously adopted at a meeting of the Board of Directors held on March 19, 1999 and subsequently approved by the shareholders on June 23, 1999. The provisions of the Rights Plan are set out in an agreement dated as of March 19, 1999 (the “Rights Plan Agreement”) between the Company and Equity Transfer Services Inc., as Rights Agent, as previously filed by the Company. Under the Rights Plan, shareholders of the Company have received, for each Common Share issued and outstanding at 5:00 p.m. (Toronto Time) on March 23, 1999 (the “Effective Date”), one right to purchase one additional Common Share (a “Right”), under the circumstances and on the terms described in the Rights Plan Agreement. A discussion of the background and objectives of the Rights Plan, and the general impact of the Rights Plan are discussed below:

Background and Objectives of the Rights Plan

The Board of Directors considered various strategies, including implementation of a shareholder rights plan, to ensure that, in the context of a bid for control of the Company through an acquisition of the Company’s Common Shares, shareholders will be positioned to receive full and fair value for their shares. Of particular concern to the Board of Directors is the widely held view that existing Canadian securities legislation provides too short a response time to a company that is the subject of an unsolicited bid for control. An inadequate response time has been identified as an impediment to ensuring that shareholders are offered full and fair value for their shares. Also of concern to the Board of Directors is the possibility that, under existing securities laws, the Company’s shareholders could be treated unequally in the context of a bid for control. These concerns are described in more detail below.

The Rights Plan was not adopted in response to, or in anticipation of, any pending or threatened take-over bid, nor to deter take-over bids generally. Rather, the objectives of the Rights Plan are to give adequate time for shareholders to properly assess a bid without undue pressure, for the Board of Directors to consider value-enhancing alternatives and to allow competing bids to emerge. In addition, the Rights Plan has been designed to provide shareholders of the Company with equal treatment in a bid for control of the Company.

In adopting the Rights Plan, the Board of Directors considered the following concerns inherent in the existing legislative framework governing take-over bids in Canada:

(a) Time. Current Canadian legislation permits a take-over bid to expire in 35 days. The Board of Directors is of the view that this is not sufficient time to permit shareholders to consider a take-over bid and to make a reasoned and unhurried decision. The Rights Plan provides a mechanism whereby the minimum expiry period for a Take-over Bid must be 45 days after the date of the bid and the bid must remain open for a further period of 10 Business Days after the Offerer publicly announces that the shares deposited or tendered and not withdrawn constitute more than 50% of the Voting Shares outstanding held by “Independent Shareholders” (generally, shareholders other than the Offerer or Acquiring Person, their Associates and Affiliates, and Persons acting jointly or in concert with the Offerer or Acquiring Person). The Rights Plan is intended to provide shareholders with adequate time to properly evaluate the offer and to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value. Those alternatives could include, if deemed appropriate by the Board of Directors, the identification of other potential bidders, the conducting of an orderly auction or the development of a corporate restructuring alternative which could enhance shareholder value.

(b) Pressure to Tender. A shareholder may feel compelled to tender to a bid which the shareholder considers to be inadequate out of a concern that failing to tender may result in the shareholder being left with illiquid or minority discounted shares in the Company. This is particularly so in the case of a partial bid for less than all shares of a class where the bidder wishes to obtain a control position but does not wish to acquire all of the Voting Shares. The Rights Plan provides a shareholder approval mechanism in the Permitted Bid provision which is intended to ensure that a shareholder can separate the tender decision from the approval or disapproval of a particular take-over bid. By requiring that a bid remain open for acceptance for a further 10 Business Days following public announcement that more than 50% of the Voting Shares held by Independent Shareholders have been deposited, a shareholder’s decision to accept a bid is separated from the decision to tender, lessening the undue pressure to tender typically encountered by a shareholder of a company that is the subject of a take-over bid.

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

General Impact of the Rights Plan

It was not the intention of the Board of Directors in adopting the Rights Plan to secure the continuance of existing directors or management in office, nor to avoid a bid for control of the Company. For example, through the Permitted Bid mechanism, described in more detail below, shareholders may tender to a bid which meets the Permitted Bid criteria without triggering the Rights Plan, regardless of the acceptability of the bid to the Board of Directors. Furthermore, even in the context of a bid that does not meet the Permitted Bid criteria, the Board of Directors will continue to be bound to consider fully and fairly any bid for the Company’s Common Shares in any exercise of its discretion to waive application of the Rights Plan or redeem the Rights. In discharging that responsibility, the Board of Directors must act honestly and in good faith with a view to the best interests of the Company and its shareholders.

The Rights Plan does not preclude any shareholder from utilizing the proxy mechanism of the Canada Business Corporations Act to promote a change in the management or direction of the Company, and has no effect on the rights of holders of outstanding voting shares of the Company to requisition a meeting of shareholders, in accordance with the provisions of applicable corporate and securities legislation, or to enter into agreements with respect to voting their Common Shares. The definitions of “Acquiring Person” and “Beneficial Ownership” were developed to minimize concerns that the Rights Plan may be inadvertently triggered or triggered as a result of an overly-broad aggregating of holdings of institutional shareholders and their clients.

The Board of Directors believes that the dominant effect of the Rights Plan will be to enhance shareholder value, and ensure equal treatment of all shareholders in the context of an acquisition of control.

The Rights Plan does not interfere with the day-to-day operations of the Company. The issuance of the Rights has not in any way altered the financial condition of the Company, impeded its business plans or altered its financial statements. In addition, the Rights Plan was initially not dilutive and is not expected to have any effect on the trading of Common Shares. However, if a Flip-in Event occurs and the Rights separate from the Common Shares, as described in the summary below, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

At or prior to the first annual meeting of shareholders of the Company following the third anniversary of the date of the Rights Plan Agreement, the Board of Directors must submit to the shareholders a resolution ratifying the continued existence of the Rights Plan. If holders of a majority of Common Shares held by Independent Shareholders who vote in respect of such resolution are voted against the continued existence of the Rights Plan, the Board of Directors shall, without further formality, be deemed to have elected to redeem the Rights at the then current Redemption Price. Otherwise, the Rights Plan, if ratified after its third anniversary, will remain in force for a period of six years. On June 6, 2002, the shareholders of the Company ratified the continued existence of the Rights Plan through March 19, 2005. The Rights Plan expired on March 19, 2005.

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

Conditions Governing Manner in Which Shareholder Meetings are Convoked

The CBCA provides that the directors of the Company may at any time call a special meeting of shareholders, and shall call an annual meeting of shareholders not later than fifteen months after holding the last preceding annual meeting (but no later than six months after the end of the Company’s preceding financial year).Meetings of shareholders may be held at any place within Canada that the directors determine.The holders of not less than 5% of the issued shares of the Company that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition.

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

Limitations on Rights to Own Securities of the Company

Except as provided in the Investment Canada Act (the “Act”), there are not any limitations under the laws of Canada, the CBCA or in the charter or any other constituent documents of the Company on the right of foreigners to hold and/or vote the Common Shares of the Company.

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

The U.S. rules governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those under the Ontario Securities Act. Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of more than 5 per cent of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the Securities and Exchange Commission containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

Significant differences between law applicable to the Company and law of the United States

See preceding two paragraphs.

C) Material Contracts

The Company has entered into the following material contracts for the two years preceding the date of publication of this document:

•	Purchase of Glamis Gold Ltd.’s 50% interest in Minera San Xavier, S.A. de C.V., the owner of the Cerro San Pedro gold and silver project in Mexico, for $18 million plus a sliding scale royalty when average monthly gold prices exceed $325 per ounce. Please refer to “Item 4 — Information on the Company — D. Property, Plant and Equipment — The Cerro San Pedro Project, Mexico” for information about the Company’s purchase of Glamis’ 50% interest in Minera San Xavier, S.A. de C.V. Please see Exhibit 4.11.

•	Mining Contract dated December 30, 2003 between Minera San Xavier, S.A. de C.V., Metallica Resources Inc. and Washington Group Latin America, Inc. for contract mining and related construction services for the Cerro San Pedro project.

•	Contract for Constructon dated March 3, 2004 between Minera San Xavier, S.A. de C.V. and Mextica de Mexico S. de R.L., de C.V. for procurement, supply, installation and construction of certain facilities at the Cerro San Pedro project.

•	Agreement dated March 24, 2004 to acquire Glamis’ royalty interest in the Cerro San Pedro project.

•	Mining Option to Parchase Contract between Sociedad Contractual Minera Los Potrillos and Metallica Resources Inc. dated September 2, 2005.

•	Sale and Purchase and Assignment of rights in Net Smelter Return Royalty and Contractual position between Noranda Chile Limitada and Metallica (Barbados) Inc. dated December 15, 2005.

•	Employment Agreement between Richard J. Hall and Metallica Resources Inc and Metallica Management Inc. dated March 1, 2005.

•	Employment Agreement between Bradley J. Blacketor and Metallica Resources Inc and Metallica Management Inc. dated March 1, 2005.

Please refer to “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Contracts” for information about the Company’s employment contracts with each of its executive officers.

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

Certain Canadian Federal Income Tax Consequences

The Company believes that the following is a summary of the principal Canadian federal income tax considerations generally applicable to holders of Common Shares who, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”): (i) will hold Common Shares as capital property; (ii) deal at arm’s length with the Company; (iii) do not and will not have a fixed base or permanent establishment in Canada; (iv) are not and will not be resident or deemed to be resident in Canada at any time while they hold Common Shares; (v) do not use or hold, and are not deemed to use or hold Common Shares in connection with carrying on a business in Canada; and (vi) in the case of a nonresident of Canada who carries on an insurance business in Canada and elsewhere, the Common Shares are not “designated insurance property” pursuant to the amendments to the Canadian Tax Act and Regulations publicly announced by the Minister of Finance prior to the date hereof (the “Proposed Amendments”) and are not effectively connected with an insurance business carried on in Canada at any time (a “non-resident holder”).

This summary is based on the current provisions of the Canadian Tax Act, the Regulations thereunder, the current provisions of the Canada-United States Income Tax Convention of 1980 (the “Tax Treaty”), and the current published administrative practices of the Canada Revenue Agency (“CRA”). This summary takes into account the Proposed Amendments and assumes that all the Proposed Amendments will be enacted in their present form. However, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all.

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

For the years ended December 31, 2004, 2003 and 2002, the Company does believe that it is a PFIC as defined in Section 1297 of the Internal Revenue Code of 1986. The Company’s determination in this respect has been made after reviewing the PFIC provisions and applying such provisions to its past and present situations. Although it is considered unlikely, there can be no assurance that the Company’s determination concerning its PFIC status may not be challenged by the IRS, or that the Company will be able to satisfy record keeping requirements which are imposed on certain PFICs. The Company intends to make annual information available to each U.S. Holder as to its potential PFIC status and income to be reported.

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

The Company is engaged in the acquisition of precious and base metals projects, principally gold, silver and copper, and related activities including exploration, engineering, permitting and the preparation of feasibility studies. The value of the Company’s properties is related to precious and base metals prices and changes in precious and base metals prices could affect the Company’s ability to generate revenue from its portfolio of projects.

Gold prices may fluctuate significantly from time to time and are affected by numerous factors, including the following: expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic circumstances and governmental policies, including those with respect to gold holdings by central banks. The demand for, and supply of, precious and base metals affect precious and base metal prices, but not necessarily in the same manner as demand and supply affect the prices of other commodities. The supply of precious and base metals consists of a combination of new mine production and existing stocks of bullion and fabricated inventories held by governments, public and private financial institutions, industrial organizations and private individuals. The demand for gold primarily consists of jewelry and investments, whereas the demand for copper and silver is principally from industrial applications. Additionally, hedging activities by producers, consumers, financial institutions and individuals can affect precious and base metals supply and demand. While gold, silver and copper can be readily sold on numerous markets throughout the world; however, the market value of these metals cannot be predicted for any particular time unless hedging activities are undertaken.

Because the Company has exploration projects in North and South America, it is subject to foreign currency fluctuations. Most of the Company’s exposure to foreign currency fluctuations relates to its decision to hold high cash and cash equivalent balances in Canadian dollars. In addition, the Company has significant expenditures in Mexican Pesos attributable to its Cerro San Pedro project in Mexico. The Company has not engaged in currency hedging to offset any risk of currency fluctuations.

The Company has no debt outstanding, nor does it have any investment in debt instruments other than highly liquid short-term investments. Accordingly, the Company considers its interest rate risk exposure to be insignificant at this time.

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

Disclosure Controls and Procedures. As of December 31, 2004, an evaluation was carried out by the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Internal Control over Financial Reporting. During the fiscal year ended December 31, 2004, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16	[Reserved]

ITEM 16A	Audit Committee Financial Expert

The Company has an Audit Committee established by the Board of Directors. The members of the Audit Committee are Oliver Lennox-King, J. Alan Spence and Ian A. Shaw. The Board has designated Mr. Ian A. Shaw as the “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Shaw is “independent” as that term is defined under the rules of the

American Stock Exchange.

ITEM 16B	Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Company’s Code of Business Conduct and Ethics is posted on its website, www.metal-res.com.

ITEM 16C	Principal Accountant Fees and Services

The aggregate amounts billed by PricewaterhouseCoopers LLP, Chartered Accountants (“PWC”) to the Company for each of the fiscal years ended December 31, 2004 and 2003 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended	Year Ended
	Dec. 31, 2004	Dec. 31, 2003
	(Cdn$)	(Cdn$)
Audit Services
Audit of the consolidated financial statements of Metallica Resources Inc.	$37,000	$35,000
Audit of the financial statements of Minera San Xavier, S.A. de C.V. and Servicios del Plata y Oro, S.A.de C.V.[3]	42,700	37,800
Review of quarterly consolidated financial statements	23,600	—

Total Audit Fees	$103,300	$72,800

Audit-related Services
Consultation concerning accounting and financial reporting standards	2,500	2,600
Other	4,500	4,950
Prospectus	—	60,000
Visit Mexico site	—	20,000

Total Audit-related Fees	$7,000	$87,550

The inclusion of fees is based on the accrual method (i.e., fees attributable to the fiscal year under audit) in each category. Fees relating to tax services for the Company are not provided by PWC.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company’s independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements and fees for 2004 and 2003 were approved by the Audit Committee. The Audit Committee reviews with PWC whether the non-audit services to be provided are compatible with maintaining the auditors’ independence. The Board has determined that, starting in 2004, fees paid to the independent auditors for non-audit services in any year will not exceed the fees paid for audit services during the year. Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as prospectus filings, registration statement filings or private placements.

[3]	Corresponds to US$35,000 (2003 US$31,000)

ITEM 16D	Exemptions from the Listing Standards for Audit Committees

The information referred to in this section is not applicable as to the Company, as it is not relying on an exemption from the AMEX listing standards for audit committees.

ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not conduct any repurchases of its equity securities during the fiscal year ended December 31, 2004.

PART III

ITEM 17	Financial Statements

The following financial statements are attached and incorporated herein:

ITEM 18	Financial Statements

See Item 17.

ITEM 19	Exhibits

The following exhibits are attached and incorporated herein:

Description of Document
1.1	Certificate of Incorporation	*

1.2	Certificate of Continuance dated July 16, 2002	*

1.3	Articles of Continuance dated July 16, 2002	*

1.4	By-Laws dated July 16, 2002	*

4.1	Employment Agreements between the Company and Fred H. Lightner dated May 16, 1997, April 1, 1999 and November 8, 1999	*

4.2	Shareholder Rights Plan Agreement dated March 19, 1999	*

4.3	Loan Agreement between Metallica Barbados Inc. and Richard J. Hall dated June 26, 2000	*

4.4	Noranda Exploration Agreement dated September 14, 1999	*

4.5	Noranda Exploration Agreement dated February 10, 2000	*

Description of Document
4.6	Share Purchase Agreement between Glamis de Mexico, S.A. de C.V., Raleigh Mining International Limited, Metallica Resources Inc. and Minera San Xavier, S.A. de C.V. dated February 12, 2003	*

4.7	Mining Contract dated December 30, 2003 between Minera San Xavier, S.A. de C.V., Metallica Resources Inc. and Washington Group Latin America, Inc. for contract mining and related construction services for the Cerro San Pedro project	*

4.8	Contract for Constructon dated March 3, 2004 between Minera San Xavier, S.A. de C.V. and Mextica de Mexico S. de R.L., de C.V., for procurement, supply, installation and construction of certain facilities at the Cerro San Pedro project	*

4.9	Agreement between Glamis de Mexico, S.A. de C.V., et. al. and Minera San Xavier S.A. de C.V., et. al. dated March 24, 2004 to acquire Glamis’ royalty interest in the Cerro San Pedro project	*

4.10	Lease between Ejido Cerro de San Pedro and Minera San Xavier, S.A. de C.V.	*

4.11	Mining Option to Parchase Contract between Sociedad Contractual Minera Los Potrillos and Metallica Resources Inc. dated September 2, 2004

4.12	Sale and Purchase and Assignment of rights in Net Smelter Return Royalty and Contractual position between Noranda Chile Limitada and Metallica (Barbados) Inc. dated December 15, 2004

4.13	Employment Agreement between Richard J. Hall and Metallica Resources Inc and Metallica Management Inc. dated March 1, 2005

4.14	Employment Agreement between Bradley J. Blacketor and Metallica Resources Inc and Metallica Management Inc. dated March 1, 2005

4.15	Consulting Agreement between Fred H. Lightner and Metallica Resources Inc. dated December 1, 2004

4.16	Services Agreement between Oliver Lennox-King and Metallica Resources Inc. dated June 11, 2004

8	Subsidiaries of the Company

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Description of Document
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed.

Metallica Resources Inc.
(A Development Stage Company)

Consolidated Financial Statements
as at December 31, 2004 and 2003 and for the
years ended December 31, 2004, 2003 and 2002

Management’s Report

To the Board of Directors and Shareholders of Metallica Resources Inc.:

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

Management has established and maintains a system of internal control, designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that financial information is reliable and accurate. The Audit Committee of the Board of Directors, comprised of non-management directors, has reviewed the consolidated financial statements with management and the external auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

The Company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders and have conducted an audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States), and their report follows.

“Richard J. Hall”
Richard J. Hall
President and Chief Executive Officer

“Bradley J. Blacketor”
Bradley J. Blacketor
Vice President, Chief Financial Officer and Secretary

February 28, 2005

Auditors Report

To the Shareholders of Metallica Resources Inc.:

We have audited the accompanying consolidated balance sheets of Metallica Resources Inc. and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations and deficit and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metallica Resources Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Canada.

”PricewaterhouseCoopers LLP”
PricewaterhouseCoopers
Vancouver, Canada
February 4, 2005, except for Note 14, which is as February 28, 2005

Comments by Auditors for United States Readers on Canada-United States Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company’s financial statements, such as the changes described in Note 2 to the financial statements. Our report to the shareholders dated February 4, 2005, except for Note 14, which is as of February 28, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Metallica Resources Inc.
(A Development Stage Company)
Consolidated Balance Sheets
December 31, 2004 and 2003
U.S. dollars

	2004	2003
Assets
Current assets:
Cash and cash equivalents (Note 11)	$41,848,986	$66,110,056
Value-added tax receivable and other current assets	640,244	415,878

	42,489,230	66,525,934

Mineral properties and deferred expenditures (Note 3)	47,355,378	26,574,390
Property, plant and equipment (Note 4)	416,464	234,863
Other assets	32,028	18,661

Total assets	$90,293,100	$93,353,848

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$738,384	$597,771
Reclamation and closure cost obligation	—	29,796
Note payable (Note 5)	—	200,100
Acquisition debt (Note 3(a))	—	5,959,740

	738,384	6,787,407

Asset retirement obligation (Note 6)	203,818	—

Shareholders’ equity:
Share capital (Note 7(b)) 82,687,043 common shares (2003: 81,763,885)	107,661,917	106,786,049
Warrants (Note 7(d))	7,373,839	7,469,578
Stock options (Note 7(c))	1,043,156	6,675
Deficit	(26,728,014)	(27,695,861)

	89,350,898	86,566,441

Total liabilities and shareholders’ equity	$90,293,100	$93,353,848

Nature of operations (Note 1)

Contingencies and commitments (Notes 3 and 10)

Subsequent event (Note 14)

Approved by the Board:

“Craig J. Nelsen”
Craig J. Nelsen

“Ian A. Shaw”
Ian A. Shaw

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
For the years ended December 31, 2004, 2003 and 2002
U.S. dollars, except share data

	2004	2003	2002
Interest income	$925,180	$158,087	$64,918
Income from option payments (Note 3(e))	300,000	150,000	—

	1,225,180	308,087	64,918

General and administrative expense	1,469,246	1,252,077	920,604
Exploration expense	192,627	212,366	246,828
Reclamation and property closure costs	22,368	17,421	198,749
Stock-based compensation expense	83,466	6,675	—
Write-down of mineral properties and deferred expenditures	81,469	703,536	21,000
Interest expense (Note 3(a))	40,260	446,851	—
Foreign exchange (gain) loss, net	(2,169,257)	(609,547)	3,281

Income (loss) before income taxes	1,505,001	(1,721,292)	(1,325,544)

Income tax provision (recovery) (Note 8)	136,539	(5,745)	(5,223)

Net income (loss)	1,368,462	(1,715,547)	(1,320,321)

Deficit at beginning of year as previously reported	(27,695,861)	(25,980,314)	(24,659,993)
Stock-based compensation expense (Note 7(c))	(400,615)	—	—

Deficit at beginning of year as restated	(28,096,476)	(25,980,314)	(24,659,993)

Deficit at end of year	$(26,728,014)	$(27,695,861)	$(25,980,314)

Basic net income (loss) per share	$0.02	$(0.04)	$(0.04)

Diluted net income (loss) per share	$0.01	$(0.04)	$(0.04)

Weighted average number of common shares outstanding	82,405,035	42,865,141	31,295,063

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2004, 2003 and 2002
U.S. dollars

	2004	2003	2002
Cash Flows Provided From (Used for) Operating Activities
Net income (loss)	$1,368,462	$(1,715,547)	$(1,320,321)
Non-cash items:
Depreciation and amortization	12,865	10,564	8,638
Stock-based compensation expense	83,466	6,675	—
Interest expense	40,260	442,933	—
Common share contribution to retirement plan	23,060	21,735	17,163
Reclamation and property closure costs	—	17,421	24,000
Write-down of mineral properties and deferred expenditures	81,469	703,536	21,000
Foreign exchange (gain) on foreign cash held	(2,169,257)	(609,547)	—
Changes in non-cash working capital:
Value-added tax and other current assets	(224,366)	(158,022)	34,584
Accounts payable and accrued liabilities	(21,884)	217,940	(16,159)
Reclamation and closure cost obligation	(29,796)	(137,625)	—
Other assets	(13,550)	(13,664)	1,238

	(849,271)	(1,213,601)	(1,229,857)

Cash Flows (Used for) Investing Activities
Acquisition of subsidiary, net of cash acquired	(5,000,000)	(1,921,933)	—
Mineral properties and deferred expenditures	(14,889,399)	(2,044,946)	(886,771)
Payments to acquire property, plant and equipment	(254,405)	(105,504)	(18,348)

	(20,143,804)	(4,072,383)	(905,119)

Cash Flows Provided From (Used for) Financing Activities
Contributions to joint venture by joint venture partner	—	—	61,968
Common shares and units issued for cash, net of issue costs	—	70,774,607	4,054,994
Proceeds from exercise of warrants	400,230	168,454	—
Proceeds from exercise of options	362,618	222,546	26,799
Repayment of acquisition debt	(6,000,000)	(5,000,000)	—
Repayment of note payable	(200,100)	—	(50,000)
Proceeds from repayment of loan to director	—	100,000	—

	(5,437,252)	66,265,607	4,093,761

Foreign Exchange Gain on Foreign Cash Held	2,169,257	609,547	—

(Decrease) increase in cash and cash equivalents	(24,261,070)	61,589,170	1,958,785
Cash and cash equivalents, beginning of year	66,110,056	4,520,886	2,562,101

Cash and cash equivalents, end of year	$41,848,986	$66,110,056	$4,520,886

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

The Company commenced construction of its 100%-owned Cerro San Pedro gold and silver project in Mexico in February 2004. In June 2004, construction of the mine was suspended pending resolution of various permitting and other issues involving the project as discussed in Note 3(a) and Note 10.

The Company is also advancing a copper-gold exploration project in Chile with Noranda Inc. (Note 3(b)) and is pursuing various other exploration projects in North and South America.

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

On February 12, 2003, the Company acquired Glamis Gold Ltd.’s 50% interest in Minera San Xavier, S.A. de C.V. (“MSX”), which resulted in the Company owning a 100% interest in MSX. Prior to February 12, 2003, the Company’s 50% joint venture investment in MSX is included in these consolidated financial statements using the proportionate consolidation method. Subsequent to February 12, 2003, MSX is reflected as a wholly owned subsidiary.

Use of Estimates

The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of expenses during the reporting period. Significant estimates that involve highly subjective assumptions by management include the Company’s estimated reclamation obligation for its Cerro San Pedro project in Mexico, its estimation of stock-based compensation and its assessment of its mineral property values. Actual results could differ from those reported.

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

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

Cash and Cash Equivalents

Cash and cash equivalents include cash in demand deposits and short-term money market investments that, on acquisition, have a term to maturity of three months or less.

Mineral Properties and Deferred Expenditures

The costs of acquiring mineral property interests, and related exploration and development costs, are capitalized until commercial production is established, the property is disposed of through sale or otherwise, or the current amount is impaired. Expenditures related to grassroots exploration are expensed as incurred. If a project is put into commercial production, capitalized costs would be depleted on the unit-of-production basis.

Proceeds received from the partial sale or sale of any interest in a property are credited against the carrying cost of such property until the payments are in excess of the costs incurred, at which time they are then credited to income.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing, future profitable production, or proceeds from the disposition of the properties.

Management of the Company regularly reviews the carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves and value beyond proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if the carrying value can be recovered.

Management’s estimates of mineral prices, recoverable proven and probable reserves and value beyond proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Depreciation and Amortization

Property, plant and equipment assets are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the related assets. The following rates are being used:

Equipment	3 to 17 years
Vehicles	4 years
Buildings and leasehold improvements	3 to 20 years
Furniture	3 to 10 years

Asset Retirement Obligations

On January 1, 2004, the Company adopted the new accounting standard for asset retirement obligations, Canadian Institute of Chartered Accountants (“CICA”) Section 3110. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The adoption of this standard did not have any impact on the Company’s financial position or results of operations in 2003 as the Company did not commence construction at its Cerro San Pedro project until February 2004.

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

Financial Instruments

At December 31, 2004, the carrying values of cash and cash equivalents, value-added tax and other current assets, and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments.

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

Stock-based Compensation Plan

The Company’s stock-based compensation plan is described in Note 7. Effective January 1, 2004, the Company retroactively adopted the revised CICA Section 3870, “Stock-based Compensation and Other Stock-based Payments”, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the Company did not record any compensation expense on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price on the date of grants. Any consideration paid upon the exercise of stock options, in addition to the fair value attributable to stock options granted after January 1, 2002, is credited to share capital. The fair value attributable to stock options that expire unexercised is credited to contributed surplus. The fair value attributable to stock options that are forfeited is credited to earnings.

The Company has applied these provisions retroactively, without restatement of prior years, resulting in a cumulative increase to the deficit of $400,615 and a corresponding increase to stock options on January 1, 2004, with respect to options granted in 2002 and 2003.

Per Share Amounts

Basic per share amounts are calculated using the weighted average number of common shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds from the exercise of options and warrants would be used to purchase common shares at the average market price during the year. The weighted average number of common shares outstanding is adjusted for the increase in the number of common shares issued upon exercise of the options and warrants. Stock options and warrants are included in the calculation of diluted per share amounts only to the extent that the average market price of the common shares during the year exceeds the exercise price of the options or warrants. During years when the Company has generated a loss, the potential shares to be issued from the assumed exercise of options and warrants are not included in the computation of diluted per share amounts since the result would be anti-dilutive.

3.	Mineral Properties and Deferred Expenditures

Mineral property costs and deferred expenditures are summarized as follows:

	December 31, 2004
	Mineral
	Property	Deferred
	Costs	Expenditures	Total
Cerro San Pedro, Mexico (a):
Balance at January 1, 2004	$16,115,223	$9,353,297	$25,468,520
Acquisition of subsidiary	5,000,000	—	5,000,000
Additions	2,754,364	11,992,341	14,746,705

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

	December 31, 2004
	Mineral
	Property	Deferred
	Costs	Expenditures	Total
Balance at December 31, 2004	23,869,587	21,345,638	45,215,225

El Morro, Chile (b):
Balance at January 1, 2004	90,000	949,589	1,039,589
Acquisition of royalty	600,000	—	600,000

Balance at December 31, 2004	690,000	949,589	1,639,589

Rio Figueroa, Chile (c):
Balance at January 1, 2004	—	—	—
Additions	115,856	375,182	491,038

Balance at December 31, 2004	115,856	375,182	491,038

Other projects, Chile (d):
Balance at January 1, 2004	15,570	50,711	66,281
Additions	8,971	15,743	24,714
Write-offs	(16,498)	(64,971)	(81,469)

Balance at December 31, 2004	8,043	1,483	9,526

	$24,683,486	$22,671,892	$47,355,378

	December 31, 2003
	Mineral
	Property	Deferred
	Costs	Expenditures	Total
Cerro San Pedro, Mexico (a):
Balance at January 1, 2003	$3,609,686	$7,374,956	$10,984,642
Acquisition of subsidiary	12,461,971	—	12,461,971
Additions	43,566	1,978,341	2,021,907

Balance at December 31, 2003	16,115,223	9,353,297	25,468,520

El Morro, Chile (b):
Balance at January 1, 2003	90,000	946,004	1,036,004
Additions	—	3,585	3,585

Balance at December 31, 2003	90,000	949,589	1,039,589

MIMK and other projects, Chile (d):
Balance at January 1, 2003	9,762	556,785	566,547
Additions	12,095	191,175	203,270
Write-offs	(6,287)	(697,249)	(703,536)

Balance at December 31, 2003	15,570	50,711	66,281

	$16,220,793	$10,353,597	$26,574,390

a)	Mexico – Cerro San Pedro Project

The Cerro San Pedro gold and silver project (the “Project”) is located in the State of San Luis Potosí, Mexico and is owned by Minera San Xavier, S.A. de C.V. (“MSX”). The feasibility study for the Project is based on an open-pit mining operation with heap-leach processing of ores.

On February 12, 2003, the Company acquired Glamis Gold Ltd.’s (“Glamis”) 50% equity interest in MSX for $18 million, less 50% of MSX’s working capital deficit at closing of $58,328. As a result of the purchase, the Company owns 100% of the issued and outstanding shares of MSX. The purchase price was paid as follows:

i)	$2 million paid at closing.

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

ii)	50% of MSX’s working capital deficit at closing of $58,328, paid to the Company subsequent to closing.

iii)	$5 million paid on August 12, 2003.

iv)	$6 million paid on February 10, 2004.

v)	$5 million paid on March 24, 2004.

The $5 million payment that was made on March 24, 2004 was initially due and payable upon commencement of commercial production ($2.5 million) and one year from commencement of commercial production ($2.5 million). At December 31, 2003, these amounts represented contingent consideration and were therefore not recognized as acquisition costs.

The purchase agreement also provided for Glamis to retain a sliding scale net returns royalty on the gross proceeds, less costs and expenses, of all ores, metals and mineral concentrates mined at the Project when gold prices equal or exceed $325 per ounce.

The acquisition of Glamis’ 50% equity interest in MSX was a business combination accounted for as a purchase transaction. As of December 31, 2003, the fair value of the consideration of $13 million ($18 million less $5 million of contingent payments) less 50% of MSX’s working capital deficit of $58,328, has been allocated to the fair value of the net assets acquired as follows:

Fair Value of Net Assets Acquired:
Cash	$19,739
Other current assets	72,376
Property, plant and equipment	75,708
Mineral properties	12,461,971

12,629,794

Less: Current liabilities and other	(71,265)
Note payable	(100,050)

$12,458,479

Consideration:
Cash at closing, less working capital deficit	$1,941,672
Present value of future cash payments, discounted at 6%	10,516,807

$12,458,479

Initial acquisition debt of $10.5 million represented the estimated present value of future cash payments of $11.0 million, discounted at 6%. Interest accretion for the years ended December 31, 2004 and 2003 was $40,260 and $442,933, respectively. The acquisition debt was paid off in February 2004.

On March 24, 2004, the Company acquired the sliding scale net returns royalty that Glamis had retained as part of the sale of its 50% equity interest in the Project to the Company in February 2003, and prepaid the remaining $5 million of contingent consideration owed to Glamis, for $7.25 million. The $7.25 million payment has been allocated to mineral properties.

On December 30, 2003, the Company awarded a contract to Washington Group International to provide MSX with contract mining and related construction services over the pre-production period and estimated mine life totaling approximately ten years. The contract has an estimated gross value, exclusive of fuel costs, of approximately $105 million. The contract also provides that MSX, and in certain circumstances Washington Group, may terminate the contract at any time prior to the end of the

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

ten-year term, but MSX is required to pay early termination fees and demobilization costs to Washington Group as follows:

Demobilization
and
Termination Period	Termination Fees
Pre-production	$11,560,000
Year 1	$10,160,000
Year 2	$7,460,000
Year 3	$4,760,000
Year 4	$2,960,000
Year 5	$2,360,000
Year 6	$2,060,000
Year 7	$1,660,000
Year 8	$1,360,000
Year 9	—

Project construction was suspended in June 2004 pending resolution of various permitting and other issues (Note 10). The Company has entered into a Standby Agreement and extensions thereto with Washington Group in order to maintain the construction equipment at the project site. The current agreement provides for the Company to make monthly payments to Washington Group of $110,910 through the end of February 2005.

The Project is subject to a 1.95% royalty on the gross value of metals and minerals contained in production in all mineral concessions presently owned or optioned by MSX. In addition, MSX has entered into an agreement with a former owner of certain mining concessions that provides for the greater of a 2.5% net smelter returns (“NSR”) royalty on any production that occurs on the properties or $50,000 per year beginning April 2003, subject to a maximum of $1.0 million. MSX has made minimum royalty payments totaling $100,000 under the agreement.

Prior to the Company’s acquisition of Glamis’ interest in MSX on February 12, 2003, the Company accounted for its investment in MSX using the proportionate consolidation method. Under this method, the Company’s 50% share of MSX’s assets, liabilities and cash flows was combined with the financial results of the Company and its subsidiaries. The Company’s 50% share of the cash flows of MSX for the year ended December 31, 2002 was as follows:

Year Ended
December 31,
2002
Cash inflow (outflow) from:
Operating activities	$131,546
Investing activities	(382,896)
Financing activities	11,968

Decrease in cash	$(239,382)

b)	Chile – El Morro Project

The Company’s activities in Chile are concentrated on gold and copper exploration targets. The El Morro copper-gold project consists of the La Fortuna and El Morro areas. The Company’s 100% interest in the El Morro area, which is approximately four kilometers from the La Fortuna area, was acquired by staking in 1998.

In July 2003, the Company exercised an option agreement to acquire a 100% interest in the La Fortuna mining concessions owned by BHP Billiton (“BHP”) upon making cumulative payments to BHP totaling $1.7 million. The option agreement provided that BHP would retain a 2% NSR royalty on any production from the mining concessions it sold to the Company. In December 2004, the Company and

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

Noranda Chile Ltda. (“Noranda”) agreed to acquire the 2% BHP NSR royalty for $2.0 million. Metallica acquired a 30% interest in the royalty for $0.6 million, while Noranda acquired a 70% interest in the royalty for $1.4 million. The allocation of the purchase price was made by Metallica and Noranda in accordance with the terms of the exploration agreement discussed below.

In 2001, the Company exercised an option to acquire a 100% interest in other La Fortuna mining concessions owned by S.L.M. Cantarito and S.L.M. Tronquito (collectively “Martin”) upon making cumulative payments to Martin totaling $1.5 million. Martin retained a 2% NSR royalty on the concessions it sold to the Company.

In 2002, Noranda exercised an option to acquire a 100% interest in the La Fortuna mining concessions, referred to as Santa Julia, pursuant to the exploration agreement discussed below. The Company is also required to make additional payments totaling $400,000 to the former owners of the Santa Julia concessions within two years of commencement of mining on the Santa Julia concessions.

The Company entered into an exploration agreement with Noranda for the El Morro project in September 1999. In February 2000, the exploration agreement was amended and provides for Noranda to earn up to a 70% interest in the project by making aggregate exploration and property acquisition expenditures of $10.0 million over a five-year period beginning September 1999, and a payment to the Company of $10.0 million by September 14, 2005. Noranda has advised the Company that as of December 31, 2004, it had incurred approximately $12 million of exploration and property acquisition expenditures on the El Morro project. Noranda is required to continue to fund all exploration activities at the El Morro project until it either makes the $10.0 million payment to the Company that is due on or before September 14, 2005, or forfeits its interest in the project.

As of December 31, 2004, the Company had incurred mineral property costs and deferred expenditures totaling $1,639,589 on the El Morro project.

c)    Chile – Rio Figueroa Project

In September 2004, the Company entered into an option agreement with Sociedad Contractual Minera Los Potrillos (“Potrillos”) to acquire a 100% interest in a copper-gold exploration project referred to as the Rio Figueroa project. The agreement provides for the Company to make annual option payments over a five-year period beginning September 2004 totaling $3.5 million, and to incur annual exploration expenditures over a three-year period beginning September 2004 totaling $1.5 million, in order to exercise the option. At December 31, 2004, the Company had made the initial option payment of $100,000 and had incurred additional exploration and mineral property costs totaling $391,038 on the Rio Figueroa project.

d)    Chile – MIMK and Other Projects

The MIMK project was established in 2000 to identify copper-gold projects in close proximity and similar to the El Morro project. The MIMK project was terminated in 2004. For the year ended December 31, 2003, various MIMK properties, with carrying values totaling $703,536, were abandoned and written off. For the year ended December 31, 2004, the remaining MIMK properties were abandoned resulting in a write-off of $81,469.

The other projects, also in Chile, are early stage copper-gold exploration projects and reflect deferred expenditures and property acquisition costs totaling $9,526 as of December 31, 2004.

e)    Brazil – Mara Rosa Project

At December 31, 2001, the Company elected not to proceed with further exploration on the Mara Rosa gold project and wrote off its investment in the project. In November 2003, the Company entered into an option agreement to sell its 100% interest in the Mara Rosa gold project for $450,000. The Company received $150,000 pursuant to the agreement in 2003 with the remaining $300,000 being received in 2004. These amounts have been recognized as income from option payments in the year in which the

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

payments were received.

4. Property, Plant and Equipment

     Property, plant and equipment consist of the following at December 31, 2004 and 2003:

		Accumulated
		Depreciation and
	Cost	Amortization	Net Book Value
	2004	2004	2004
Equipment	$310,579	$126,821	$183,758
Vehicles	119,996	73,087	46,909
Building and leasehold improvements	196,057	27,850	168,207
Furniture	43,690	26,100	17,590

Total	$670,322	$253,858	$416,464

		Accumulated
		Depreciation and
	Cost	Amortization	Net Book Value
	2003	2003	2003
Equipment	$161,395	$82,175	$79,220
Vehicles	107,377	67,814	39,563
Building and leasehold improvements	123,067	19,991	103,076
Furniture	36,755	23,751	13,004

Total	$428,594	$193,731	$234,863

5. Note Payable

The note payable at December 31, 2003 was collateralized by mineral properties held by MSX (Note 3(a)) and consists of the following:

2003
MSX debt, interest at 1% per month effective
March 1, 2002, payable monthly	$200,100

Less current portion	200,100

Long-term debt	$—

The current portion of the note payable was paid in January 2004.

6. Asset Retirement Obligations

The Company commenced construction of its Cerro San Pedro project in Mexico in February 2004. Construction was suspended in June 2004 pending resolution of various permitting and other issues involving the project. The Company’s environmental permit requires that it reclaim any land that it disturbs

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

during mine construction and mine operations. The Company has estimated the present value of its future reclamation obligation to be $203,818 at December 31, 2004, of which $11,463 represents capitalized interest accretion. The present value of the future reclamation obligation assumes a credit-adjusted risk-free rate of 9% and commencement of reclamation activities in 2015. The total reclamation obligation for the Cerro San Pedro project per the Company’s September 2003 feasibility study is approximately $4.3 million. The Company has agreed to fund this obligation during the mine operations; however, negotiations with the relevant Mexican governmental agency to determine the interim funding requirements have not yet been finalized.

7. Share Capital

a)    Authorized

Unlimited number of common and preferred shares without par value.

b)    Common Shares Issued and Outstanding

	Year Ended December 31,
	2004		2003		2002
	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding, beginning of year	81,763,885	$106,786,049	32,449,167	$43,068,285	28,472,978	$38,964,222
Shares issued in public offering (Note 6(d))	—	—	38,700,000	55,416,199	—	—
Shares issued in private placement (Note 6(d))	—	—	10,100,000	7,847,925	3,900,000	4,054,994
Exercise of warrants (Note 6(d))	354,500	400,229	151,500	168,454	—	—
Fair value of warrants exercised (Note 6(d))	—	95,739	—	40,905	—	—
Exercise of stock options (Note 6(c))	555,000	362,619	344,333	222,546	50,000	26,799
Shares issued for retirement plan (Note 8)	13,658	17,281	18,885	21,735	26,189	22,270

Outstanding, end of year	82,687,043	$107,661,917	81,763,885	$106,786,049	32,449,167	$43,068,285

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

c)    Options

The Company’s stock-based compensation plan provides that the exercise price per share is equal to the closing market price the day prior to granting as quoted on the Toronto Stock Exchange. Each option allows for the purchase of one share and expires not later than ten years from the date it was granted. Options generally vest over a period of up to two years from the date of grant. The stock option plan was amended to provide for a maximum of 5.0 million common shares that may be issued after April 29, 2003. As of December 31, 2004, 899,333 common shares had been issued pursuant to the plan subsequent to April 29, 2003.

Effective January 1, 2004, the Company adopted revised CICA Section 3870, “Stock-based Compensation and Other Stock-based Payments”, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the Company did not record any compensation expense on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price on the date of

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

grants. Under the new requirement, stock-based compensation expense would have been increased by $339,367 and $61,248 for the years ended December 31, 2003 and 2002, respectively. The Company elected to adopt this new requirement retroactively without restatement of prior years. This has resulted in a cumulative increase of $400,615 to the deficit and to stock options at January 1, 2004. The pro forma effect on loss for the year, and basic and diluted loss per share, for the years ended December 31, 2003 and 2002, had the Company followed the fair value method of accounting for stock-based compensation for options granted after January 1, 2002, is as follows:

	Year Ended December 31,
	2003	2002
Loss for the year	$1,715,547	$1,320,321
Compensation expense	339,367	61,248

Pro forma loss for the year	$2,054,914	$1,381,569

Basic and diluted loss per share:
As reported	$(0.04)	$(0.04)

Pro forma	$(0.05)	$(0.04)

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2004	2003	2002
Risk free interest rate (Canada)	3.6% to 3.5%	3.6% to 4.4%	4.5%
Expected dividend yield	0.0%	0.0%	0.0%
Expected price volatility of the Company’s common shares	70% to 71%	75% to 87%	110%
Expected life of option	5 years	5 years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s common shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

The following is a summary of options granted under the Company’s stock-based compensation plan:

				Weighted Average Exercise Price
				(Canadian Dollars)
	Year Ended December 31,			Year Ended December 31,
	2004	2003	2002	2004	2003	2002
Outstanding, beginning of year	2,800,250	2,107,083	2,244,583	$1.02	$0.99	$1.10
Granted	400,000	1,112,500	87,500	2.39	1.35	1.39
Exercised	(555,000)	(344,333)	(50,000)	0.86	0.88	0.85
Forfeited	(109,750)	—	—	1.48	—	—
Expired	—	(75,000)	(175,000)		2.24	2.55

Outstanding, end of year	2,535,500	2,800,250	2,107,083	$1.36	$1.12	$0.99

Exercisable, end of year	1,914,666	1,957,750	1,778,333	$1.22	$1.02	$1.01

The aggregate fair value of options granted in 2004, 2003 and 2002 was $435,624, $714,447 and $61,248, respectively.

The following table summarizes certain information about stock options outstanding at December 31, 2004:

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

Range of		Weighted Average	Weighted Average
Exercise Prices		Remaining	Exercise Price
(Canadian Dollars)	Number Outstanding	Contractual Life	(Canadian Dollars)

$0.45	93,000	0.4 years	$0.45
$0.83 to $0.85	807,500	1.2 years	0.83
$1.20 to $1.39	1,140,000	3.1 years	1.33
$2.11 to $2.44	420,000	4.0 years	2.37
$2.87	75,000	0.7 years	2.87

$0.45 to $2.87	2,535,500	2.4 years	$1.36

d)    Warrants

	Year Ended December 31,
	2004		2003		2002
	Warrants	Amount	Warrants	Amount	Warrants	Amount
Outstanding, beginning of year	24,753,500	$7,469,578	1,950,000	$—	1,950,000	$—
Warrants issued in public offering	—	—	19,350,000	5,889,285	—	—
Warrants issued in private placement	—	—	5,555,000	1,621,198	—	—
Exercise of warrants	(354,500)	(95,739)	(151,500)	(40,905)	—	—
Expiration of warrants	—	—	(1,950,000)	—	—	—

Outstanding, end of year	24,399,000	$7,373,839	24,753,500	$7,469,578	1,950,000	$—

As of December 31, 2004, the outstanding warrants to purchase 24,399,000 common shares had the following expiration dates and exercise prices:

		Outstanding
	Exercise	at December
Expiration Date	Price (Cdn$)	31, 2004

March 11, 2005	$2.00	5,049,000
December 11, 2008	$3.10	19,350,000

		24,399,000

On April 16, 2002, the Company sold 3.9 million units pursuant to a private placement at a price of Cdn$1.80 per share for gross proceeds of Cdn$7.0 million (US$4.1 million, net of share issuance costs). Each unit included one-half of one common share purchase warrant. Each whole common share purchase warrant was exercisable at a price of Cdn$2.00 per share for a period of one year. The warrants expired unexercised on April 16, 2003.

On March 11, 2003, the Company closed a private placement for 10.1 million units at a price of Cdn$1.50 per unit for gross proceeds of Cdn$15.2 million (US$9.5 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$2.00 for a period of two years to March 11, 2005. Warrants to purchase 1,000 shares were exercised in 2004. The Company also granted the underwriters 505,000 compensation warrants. Each compensation warrant is exercisable at a price of Cdn$1.50 per share for a period of one year to March 11, 2004. Compensation warrants totaling 151,500 were exercised in 2003, and the remaining 353,500 compensation warrants were exercised in 2004.

On December 11, 2003, the Company issued 38.7 million units in a public offering at a price of Cdn$2.20 per unit for gross proceeds of Cdn$85.1 million (US$61.3 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

     of Cdn$3.10 for a period of five years to December 11, 2008.

8. Income Taxes

The difference between the amount of reported consolidated income tax provision and the amount computed by multiplying the loss before income taxes by the Company’s combined applicable Canadian federal and provincial tax rate of 36.12% (36.62% in 2003 and 38.62% in 2002) is reconciled as follows:

	Year Ended December 31,
	2004	2003	2002
Income tax provision (benefit) computed using the applicable tax rate	$534,564	$(630,337)	$(511,925)
Expenses not deductible for tax purposes	105,583	419,837	8,110
Tax deductions not expensed	(600,387)	—	—
Net foreign earnings taxed at more (less) than applicable rate	14,229	58,210	108,603
Unrealized foreign exchange gain	(783,536)	(223,130)	—
Foreign withholding tax on interest income	85,585	—	—
Benefit of current tax loss not recognized	780,500	369,675	389,989

Income tax provision (benefit)	$136,539	$(5,745)	$(5,223)

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at December 31, 2004 and 2003 are as follows:

	2004	2003
Future income tax assets:
Canada:
Net operating loss carryforwards	$3,651,000	$3,177,000
Deferred financing costs	1,169,000	1,704,000
Other	200,000	—
Mexico:
Net operating loss carryforwards	10,789,000	9,909,000
Other	126,000	—
Other countries:
Net operating loss carryforwards	220,000	389,000
Other	10,000	30,000

Total future income tax assets	16,165,000	15,209,000
Less valuation allowance	(9,212,000)	(9,321,000)

Future income tax assets, net of valuation allowance	6,953,000	5,888,000

Future income tax liabilities:
Mexico:
Mineral properties and deferred exploration expenditures	6,948,000	5,847,000
Other	5,000	41,000

Total future income tax liabilities	6,953,000	5,888,000

Net future income tax assets	$—	$—

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

At December 31, 2004, the Company and its subsidiaries have available Canadian tax loss carryforwards of approximately $10.1 million that expire between the years 2005 and 2014; Mexican tax loss carryforwards of approximately $38.5 million that expire between the years 2005 and 2014; Chilean tax loss carryforwards of approximately $2.0 million that can be carried forward indefinitely; Barbados tax loss carryforwards of approximately $2.0 million that expire between the years 2006 and 2013; and United States tax loss carryforwards of approximately $0.5 million that expire in 2018 and 2019.

9. Pension Plan

The Company has a qualified defined contribution savings plan that covers all U.S. employees. Subject to certain employee eligibility requirements and statutory limitations on employee elective deferrals, the Company matches 50% of the employee’s elective deferral up to a maximum matching contribution of 5% of the employee’s compensation, as defined under the plan. The employee has the option of receiving the matching contribution in common shares of the Company or in cash. Employees vest 100% in the employer matching contribution after three years of service. The Company’s matching contributions were $25,627, $26,773, and $18,038 for the years ended December 31, 2004, 2003 and 2002, respectively.

10. Contingencies and Commitments

a)	The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company also has certain operating and other permits at its Cerro San Pedro project (the “Project”) that require periodic renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits prior to commencing mine operations at the Project. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.

b)	In August 2004, the Company received notification that a Mexican Federal Court rendered a judgment in favor of a group opposing the Project who are seeking nullification of the Company’s Manifestacion de Impacto Ambiental (“MIA”). The MIA is the Mexican equivalent of an environmental impact statement in the United States. The legal action brought by the contesting group claimed that the federal agency that granted the MIA violated various environmental and other laws. The federal agency that issued the environmental permit to the Company has appealed the decision. Although the permit is presently valid pending resolution of the appeal, there are no assurances that the federal agency’s or the Company’s efforts to overturn the ruling will be successful. In the event that these efforts are unsuccessful, the Company can appeal the decision, attempt to re-permit the project, or pursue other options that may be available.

c)	In April 2004, an Agrarian Court in San Luis Potosí, Mexico, rendered a judgment in favor of a group opposing the Project and nullified the Company’s lease agreement for surface rights at the Project. The Company appealed the Agrarian Court decision and in November 2004, a Federal Court ruled that the group opposing the Project did not have the legal right to contest the lease and ordered the Agrarian Court to issue a new decision. In December 2004, the Agrarian Court once again issued a nullification order with respect to the lease agreement. The Company, along with the individuals who entered into the lease agreement with the Company, have appealed this latest decision. The Company continues to have surface rights access pending resolution of the appeals; however, there are no assurances that the Company’s efforts to overturn the ruling will be successful, or that the Company will be successful in its other efforts to secure surface rights access.

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

d)	The Company leases certain surface rights, facilities and equipment under long-term operating lease agreements. As of December 31, 2004, lease commitments for the next five years and thereafter are as follows:

2005	$80,023
2006	$78,148
2007	$52,294
2008	$47,123
2009	$47,123
Thereafter	$141,369

e)	In September 2003, the Company entered into an agreement with a Mexican governmental agency to provide approximately $360,000 for reforestation of land in the area surrounding the proposed Cerro San Pedro mine that is not owned or leased by the Company. Although the timing of funding of this commitment has not been finalized, it is anticipated that the $360,000 will be funded by the Company over a period of approximately twelve years.

f)	Other commitments are discussed in Note 3(a).

11. Supplementary Cash Flow Information

Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts at December 31, as follows:

	2004	2003	2002
Cash on hand and balances with bank	$639,841	$642,637	$120,886
Short-term investments	41,209,145	65,467,419	4,400,000

	$41,848,986	$66,110,056	$4,520,886

The Company paid interest and income taxes for the three years ended December 31, as follows:

	2004	2003	2002
Income taxes	$171,591	$—	$13,000
Interest	$—	$25,929	$10,005

Other than the Company’s acquisition of 50% of MSX as described in Note 3(a), the Company incurred non-cash investing and financing activities for the three years ended December 31, as follows:

	2004	2003	2002
Non-cash investing activities:
Stock-based compensation expense allocated to deferred expenditures	$552,400	$—	$—

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

12. Segment Information

The Company’s operations are limited to a single industry segment being the exploration and development of mineral properties for economically recoverable reserves. Segment assets by geographic location are as follows:

	December 31, 2004
			United
	Mexico	Chile	States	Total
Mineral properties and deferred expenditures	$45,215,225	$2,140,153	$—	$47,355,378
Property, plant and equipment, net	398,473	—	17,991	416,464

	$45,613,698	$2,140,153	$17,991	$47,771,842

	December 31, 2003
			United
	Mexico	Chile	States	Total
Mineral properties and deferred expenditures	$25,468,520	$1,105,870	$—	$26,574,390
Property, plant and equipment, net	219,801	—	15,062	234,863

	$25,688,321	$1,105,870	$15,062	$26,809,253

13. Reconciliation to United States Generally Accepted Accounting Principles (“GAAP”)

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. Significant measurement differences that materially affect these consolidated financial statements are as follows:

.	As described in Note 2, Canadian GAAP allows for the deferral of exploration expenditures. Under United States GAAP, the Company expenses, as incurred, costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study has been prepared, then subsequent development costs of the property would be capitalized. The capitalized cost is then assessed periodically for recoverability of carrying values under Statement of Financial Accounting Standard (“SFAS”) 144.

.	Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under United States GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the United States Securities and Exchange Commission, the accounting for joint ventures need not be reconciled from Canadian to United States GAAP. The different accounting treatment affects only the display and classification of financial statement items and not net income or shareholders’ equity. Details of the Company’s share of the cash flows of the MSX joint venture for the year ended December 31, 2002 are set out in Note 3(a). MSX became a wholly owned subsidiary of the Company on February 12, 2003.

.	For United States GAAP purposes, the Company will adopt SFAS 123, “Accounting for Stock Based Compensation” effective January 1, 2006. SFAS 123 requires the use of the fair value method of accounting for stock based compensation. This standard is consistent with the revised provisions of CICA Section 3870, which was adopted by the Company for Canadian GAAP effective January 1, 2004 (Note 7(c)). For United States GAAP, the Company has not yet determined which acceptable method of adoption of SFAS 148, which amends SFAS 123, that it will apply.

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

Had the Company followed United States GAAP, certain items in the statements of operations and deficit and balance sheets would have been reported as follows:

Statements of Operations and Deficit

	Year Ended December 31,
	2004	2003	2002
Net income (loss) under Canadian GAAP	$1,368,462	$(1,715,547)	$(1,320,321)
Exploration expenditures expensed	(570,327)	(206,855)	(600,831)
Net effect of write-down of mineral properties and deferred expenditures	81,469	703,536	13,300
Stock based compensation expense	74,834	—	—

Net income (loss) under U.S. GAAP	$954,438	$(1,218,866)	$(1,907,852)

Basic net income (loss) per share under U.S. GAAP	$0.01	$(0.03)	$(0.06)

Diluted net income (loss) per share under U.S. GAAP	$0.01	$(0.03)	$(0.06)

Balance Sheets

	At December 31,
	2004		2003
	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
Mineral properties and deferred expenditures	$47,355,378	$37,768,037	$26,574,390	$18,028,307

Shareholders’ equity	$89,350,898	$79,763,557	$86,566,441	$78,020,358

Statements of Cash Flows

	Year Ended December 31,
	2004	2003	2002
Cash flows used in operating activities, Canadian GAAP	$(849,271)	$(1,213,601)	$(1,229,857)
Mineral properties and deferred expenditures	(570,327)	(206,855)	(499,153)

Cash flows used in operating activities, U.S. GAAP	$(1,419,598)	$(1,420,456)	$(1,729,010)

Cash flows used in investing activities, Canadian GAAP	$(20,143,804)	$(4,072,383)	$(905,119)
Mineral properties and deferred expenditures	570,327	206,855	499,153

Cash flows used in investing activities, U.S. GAAP	$(19,573,477)	$(3,865,528)	$(405,966)

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board (“FASB”), issued Interpretation No. 46, “Consolidation of Variable Interest Entities”, and an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”). FIN 46 establishes accounting guidance for consolidation of variable interest entities by the primary beneficiary. FIN 46 applies to any business enterprise, public or private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. In December 2003, the FASB issued interpretation No. 46R (“FIN 46R”) which supersedes FIN 46. FIN 46R is effective for all Variable Interest Entities (“VIE’s”) created after February 1, 2003 at the end of the first interim or

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

annual reporting period ending after December 15, 2003. FIN 46R is applicable to all VIE’s created prior to February 1, 2003 by public entities at the end of the first interim or annual reporting period ending after March 15, 2004.

In December 2004, the FASB issued SFAS 153, “Exchanges of Non-Monetary Assets”, an amendment of Accounting Principles Board (“APB 29”). This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005.

In December 2004, the FASB issued SFAS 123R, “Accounting for Stock-based Compensation”. This statement supersedes APB 25 and eliminates the option to use the intrinsic value method for valuing stock-based compensation.

The Emerging Issues Task Force (“EITF”) formed a committee (“Committee”) to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS No. 141, “Business Combinations” (“SFAS No. 141 ”) and SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS No.142”) to business combinations within the mining industry, accounting for goodwill and other intangibles and the capitalization of costs after the commencement of production, including deferred stripping. The issues discussed also included whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets.

The EITF reached a consensus, subject to ratification by the FASB, that mineral interests conveyed by leases should be considered tangible assets. The EITF also reached a consensus, subject to ratification by the FASB, on other mining related issues involving impairment and business combinations.

The FASB ratified the consensus of the EITF on other mining related issues involving impairment and business combinations. The FASB also ratified the consensus of the EITF that mineral interests conveyed by leases should be considered tangible assets subject to the finalization of a FASB Staff Position (“FSP”) in this regard. These issues did not have an impact on the Company’s financial statements since it did not change its accounting.

The FASB also issued a FSP amending SFAS No. 141 and SFAS No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. This FSP did not have an impact on the Company’s financial statements.

The CICA issued Accounting Guideline AcG-15, “Consolidation of Variable Interest Entities”, to provide guidance for applying the principles in CICA Section 1590, “Subsidiaries”, to certain entities. Although the CICA is contemplating amendments to the guideline, it is expected to be effective for the Company’s 2005 fiscal year. The FASB amended Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46R). FIN 46R requires that VIE’s be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE’s activities and/or is entitled to receive a majority of the VIE’s residual returns. The Company does not expect the adoption of these guidelines to have a material impact on its financial statements.

14. Subsequent Event

The Company and Washington Group have agreed in principle to extend the Standby Agreement that expired on February 28, 2005 to May 31, 2005, in order to retain Washington Group’s construction

Metallica Resources Inc.
(A Development Stage Company)
Notes to Consolidated Financial Statements
U.S. dollars

equipment at the Cerro San Pedro project site. The extension agreement requires the Company to make monthly payments to Washington Group of $138,000.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

METALLICA RESOURCES INC.
(Registrant)

Date: March 30, 2005	By: /s/ Richard J. Hall
Name: Richard J. Hall
Title: President and Chief Executive Officer

Table of Exhibits

Description of Document

1.1	Certificate of Incorporation	*

1.2	Certificate of Continuance dated July 16, 2002	*

1.3	Articles of Continuance dated July 16, 2002	*

1.4	By-Laws dated July 16, 2002	*

4.1	Employment Agreements between the Company and Fred H. Lightner dated May 16, 1997, April 1, 1999 and November 8, 1999	*

4.2	Shareholder Rights Plan Agreement dated March 19, 1999	*

4.3	Loan Agreement between Metallica Barbados Inc. and Richard J. Hall dated June 26, 2000	*

4.4	Noranda Exploration Agreement dated September 14, 1999	*

4.5	Noranda Exploration Agreement dated February 10, 2000	*

4.6	Share Purchase Agreement between Glamis de Mexico, S.A. de C.V., Raleigh Mining International Limited, Metallica Resources Inc. and Minera San Xavier, S.A. de C.V. dated February 12, 2003	*

4.7	Mining Contract dated December 30, 2003 between Minera San Xavier, S.A. de C.V., Metallica Resources Inc. and Washington Group Latin America, Inc. for contract mining and related construction services for the Cerro San Pedro project	*

4.8	Contract for Constructon dated March 3, 2004 between Minera San Xavier, S.A. de C.V. and Mextica de Mexico S. de R.L., de C.V., for procurement, supply, installation and construction of certain facilities at the Cerro San Pedro project	*

4.9	Agreement between Glamis de Mexico, S.A. de C.V., et. al. and Minera San Xavier S.A. de C.V., et. al. dated March 24, 2004 to acquire Glamis’ royalty interest in the Cerro San Pedro project	*

4.10	Lease between Ejido Cerro de San Pedro and Minera San Xavier, S.A. de C.V.	*

4.11	Mining Option to Parchase Contract between Sociedad Contractual Minera Los Potrillos and Metallica Resources Inc. dated September 2, 2004

4.12	Sale and Purchase and Assignment of rights in Net Smelter Return Royalty and Contractual position between Noranda Chile Limitada and Metallica (Barbados) Inc. dated December 15, 2004

Description of Document

4.13	Employment Agreement between Richard J. Hall and Metallica Resources Inc and Metallica Management Inc. dated March 1, 2005

4.14	Employment Agreement between Bradley J. Blacketor and Metallica Resources Inc and Metallica Management Inc. dated March 1, 2005

4.15	Consulting Agreement between Fred H. Lightner and Metallica Resources Inc. dated December 1, 2004.

4.16	Services Agreement between Oliver Lennox-King and Metallica Resources Inc. dated June 11, 2004

8	Subsidiaries of the Company

12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed.