Form 20-F
period 2005-12-31
METALLICA RESOURCES INC
filed 2006-04-03
CIK 927993

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____to ______

Commission file number 1-31875

METALLICA RESOURCES INC.
(Exact name of Registrant as specified in its charter)

METALLICA RESOURCES INC.
(Translation of Registrant's name into English)

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

NONE
(Title of Class)

The number of outstanding shares of the issuer's common shares, no par value, as of December 31, 2005 was 83,301,676.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ___  No     X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ___  No     X

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes    X      No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer ____     Accelerated Filer     X         Non-Accelerated Filer ____

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17    X      Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ___  No     X

GLOSSARY

advance royalty - the prepayment of a designated amount (the advance royalty) prior to actual mine production. The advance royalty payments may be deductible from future production royalties.

assay - an analysis to determine the presence, absence and quantity of one or more metallic components.

assessment report - reports on work performed on a property during a prior period that is filed by companies and prospectors to keep claims in good standing.

bedding - the layering of sediments preserved in sedimentary rocks.

breccia - rock consisting of fragments, more or less angular, in a matrix of finer-grained material or of cementing material.

brecciation - the breaking up of rock by geological forces.

buy-out - an option to the company to buy the prospector's interest in a property for a specified sum of money or number of shares. Often a prospector's retained interest is subject to a sizeable buy-out clause if the property goes into production.

CIM Definitions on Mineral Resources and Mineral Reserves - the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines adopted by CIM Council on August 20, 2000, as amended from time to time by the Canadian Institute of Mining, Metallurgy and Petroleum, which definitions are adopted by reference in National Instrument 43-101 of the Canadian Securities Administrators.

Cretaceous - a period of geological time ranging from approximately 145 to 65 million years before present.

dacite - igneous rock which is fine grained or volcanic equivalent of granodiorite and quartz diorite.

diamond drill - a type of rotary drill in which the cutting is done by abrasion rather than by percussion. The drill cuts a core of rock which is recovered in long cylindrical sections.

doré - a precious metals smelter product in bar or bullion form that is subsequently refined to high purity gold and silver.

dike - a tabular intrusion, meaning it is sheet- or slab-like, and which cuts across or through the host rocks. Dikes vary from a few centimeters to many tens of meters in thickness and may extend for several kilometers.

ejido - an association of individuals who communally own and manage the rural lands surrounding their village. Thousands of ejidos were established in Mexico in the 1920s as part of the Agrarian Reform Movement.

epigenetic - late formed.

exploration concession - a right granted by a governmental entity to explore a prescribed area for minerals for a specified period. In the case of exploration concessions granted by the Chilean Government, the grant is for a period of two years, at the expiration of which the concession may be extended for an additional two-year period if the area covered by the concession is reduced by half and provided the applicable annual tax is paid, exploitation concession - a right granted by a governmental entity to exploit or develop a prescribed area for a specified period. In the case of exploitation concessions granted by the Chilean Government, the grant is for an indefinite period of time subject to payment of the annual tax.

fault(s) - a break, or breaks in rocks with noticeable movement or displacement of the rocks on either side of the break.

fault breccia - refers to the crushed, angular rock fragments found in a fault zone.

feasibility study - detailed engineering study to determine if a property can be mined at a profit and the best way to mine it.

feldspar - a whitish to pinkish mineral with a high aluminum and sodium or calcium content, common in igneous and volcanic rocks.

floating cone evaluation - a computer-aided means of designing an open pit mine based on a given set of economic parameters which include metal price, metal recoveries and operating costs.

folds - when forces are applied gradually to rocks over a long period of time, the rocks fold instead of breaking or faulting.

g/t - grams per tonne.

heap-leaching - a process whereby gold is recovered from ore by heaping broken ore on sloping impermeable pads, repeatedly spraying the heaps with a diluted cyanide solution which dissolves the gold content in the ore, collecting the gold-laden solutions, and stripping the solution of gold.

hectare - a square of 100 meters on each side, or 2.471 acres.

igneous - a rock formed by the cooling of molten material.

indicated mineral resource1 - that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

inferred mineral resource1 - that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

measured mineral resource1 - that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

intrusion - general term for a body of igneous rock formed below the surface.

leach - the dissolution of soluble constituents from a rock or orebody by the natural or artificial action of percolating solutions.

limestone - sedimentary rock that is composed mostly of the mineral calcite. Limestones are commonly grey, white or off-white, and less commonly brownish, red or black.

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

mineralized deposit - a mineralized body which has been physically delineated by drilling, underground work, surface trenching and other workings or drill holes and found to contain a sufficient amount of mineralized material with an average grade sufficient to warrant further evaluation. Such deposit does not qualify as a commercially mineable (or viable) orebody until technical, economic and legal factors have been sufficiently satisfied to classify the mineralized material as a reserve.

monzonite and quartz monzonite - fairly common members of the granite family defined as having certain proportions of quartz, orthoclase and plagioclase.

net profit interest - percent of profit earned after all costs to produce and market the commodity.

net smelter return ("NSR") - a return based on the actual sale price received less the cost of refining at an off-site refinery.

NSR - net smelter return.

open pit - a surface working open to daylight, such as a quarry.

open pit mining - the process of mining an orebody from the surface in progressively deeper steps. Sufficient waste rock adjacent to the orebody is removed to maintain mining access and to maintain the stability of the resulting pit.

option agreement - an agreement with a company or another party who can exercise certain options and increase their interest in a property by making periodic payments to the optionor or by exploring, developing, or producing from the optionor's property.

ordinary kriging - a mathematical calculation procedure for estimating the metal content of certain areas based on a database of metal values and their location.

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

outlier restricted kriging - a special type of kriging which limits the influence of higher database values.

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

probable mineral reserve1 - the economically mineable part of an indicated, and in some circumstances a measured, mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

proven/probable mineral reserve1 - reserves in which the difference in degree of assurance between proven and probable cannot be reliably defined.

proven mineral reserve1 - the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

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

royalty interest - generally, a percentage interest that is tied to some production unit such as a tonne of concentrate or ounce of gold produced. A common form of royalty interest is based on the net smelter return.

run-of-mine - a mining method whereby ore is placed on the heap leach pads without being crushed.

sample - small amount of material that is supposed to be typical or representative of the object being sampled.

sedimentary - a rock formed from cemented or compacted sediments.

sediments - the debris resulting from the weathering and breakup of pre-existing rocks.

shale - a sedimentary rock consisting of silt- or clay-sized particles cemented together.

stock - an intrusion which has an exposed surface area of less than 100 square kilometers (40 square miles).

stockworks - a large number of cross-cutting veins and veinlets.

strip ratio - the ratio of waste removed to ore processed.

tons - dry short tons (2,000 pounds).

tonne - 1.102 tons (2,204 pounds).

tuff - a finer grained pyroclastic rock made up mostly of ashes.

unique concession - a right granted by the Mexican government to explore, exploit or develop a prescribed area for a period of 50 years, and is renewable if certain obligations are met. Previously, exploration concessions were granted for a six-year term, and exploitation concessions were granted for a 50-year term.

variography study - a statistical evaluation of drill assay data to determine the variability of assay results by their spatial relationships.

vein - generally, a fissure in the earth containing a body of minerals.

1 Please refer to "Use of Mineral Reserve and Resource Terminology" on page 9 of this document.

PART I

Forward-looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as "could", "expect", "believe", "will", "estimate", "anticipate", "project" and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks and uncertainties and other factors, including those described under "Item 3. Key Information, D) Risk Factors" in this Annual Report on Form 20-F, which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company's properties being at the exploration or development stage; uncertainty of obtaining additional funding; effects on the Company's operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters; permitting requirements; risks of liability for environmental damage; risks relating to legal proceedings; and risks associated with international business operations. Risks relating to legal proceedings include various lawsuits that have been filed against governmental agencies seeking to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. In the event of an adverse ruling from any of these lawsuits, the Company could be forced to suspend or cease project construction or operating activities. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Use of Mineral Reserve and Resource Terminology

The Company is federally incorporated in Canada. The mineral reserves and resources described in this Form 20-F are estimates and have been prepared in compliance with National Instrument 43-101 of the Canadian Securities Administrators. The definitions of proven and probable reserves used in National Instrument 43-101 differ from the definitions in Securities and Exchange Commission ("SEC") Industry Guide 7. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by National Instrument 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this Form 20-F containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Mineral Resources

This document uses the terms "measured and indicated mineral resources". The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Mineral Resources

This document uses the term "inferred mineral resources". The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

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

A) Selected Financial Data

The following financial information has been extracted from the Company's consolidated financial statements for the periods indicated and is expressed in U.S. dollars. The information should be read in conjunction with "Item 5. Operating and Financial Review and Prospects, A) Financial Results of Operations" and "B) Liquidity and Capital Resources," and the consolidated financial statements of the Company filed herewith.

	Year Ended December 31,
	(in thousands, except per share data)
	2005	2004	2003	2002	2001

Working capital	$42,257	$41,751	$59,738	$4,403	$2,318
Mineral properties and deferred
expenditures	55,530	47,355	26,574	12,587	11,787
Fixed assets, net	504	416	235	92	93
Total assets	99,920	90,293	93,354	17,491	14,769
Net assets	98,194	89,351	86,566	17,088	14,304
Share capital	108,158	107,662	106,786	43,068	38,964
Warrants	5,889	7,374	7,470
Stock options	1,431	1,043	6
Deficit	(18,769)	(26,728)	(27,696)	(25,980)	(24,660)
Interest income	1,037	925	158	65	70
Income from property payments	8,349	300	150
General and administrative expenses	1,749	1,469	1,252	924	743
Exploration expense	232	193	212	247	199
Stock-based compensation expense	341	83	7	0	0

	Year Ended December 31,
	(in thousands, except per share data)
	2005	2004	2003	2002	2001
Reclamation & property closure costs		22	17	199	51
Write-down of mineral properties and
deferred exploration expenditures	3	81	704	21	2,892
Interest expense	--	40	447
Foreign exchange (gain) loss	(1,045)	(2,169)	(610)	3	1
Net income (loss) for the year	7,959	1,368	(1,716)	(1,320)	(3,826)
Basic income (loss) per share	0.10	0.02	(0.04)	(0.04)	(0.14)
Diluted income (loss) per share	0.10	0.01	(0.04)	(0.04)	(0.14)
Dividends per share
Weighted average number of
shares outstanding	82,953	82,405	42,865	31,295	27,291

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. For information about significant differences between Canadian and United States GAAP as applicable to the Company's financial statements, see Note 13 to the consolidated financial statements.

  Canadian GAAP allows for the deferral of exploration expenditures. For United States GAAP, the Company expenses, as incurred, costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study has been prepared, subsequent exploration and development costs of the property would be capitalized. The capitalized costs of such properties would then be measured periodically for recoverability of carrying values under Statement of Financial Accounting Standard ("SFAS") 144.

  For United States GAAP purposes, the Company will adopt SFAS 123R, "Accounting for Stock-based Compensation" effective January 1, 2006. SFAS 123R requires the use of the fair value method of accounting for stock-based compensation. This standard is consistent with the revised provisions of Canadian Institute of Chartered Accountants ("CICA") Section 3870, which was adopted by the Company for Canadian GAAP effective January 1, 2004 (see Note 6(c) to the consolidated financial statements). For United States GAAP, the Company has not yet determined which acceptable method it will apply.

Had the Company followed United States GAAP, certain items in the statements of operations and deficit and balance sheets would have been reported as follows:

	Year Ended December 31,
	(in thousands, except per share data)
	2005	2004	2003	2002	2001

Mineral properties and deferred
expenditures	$45,003	$37,768	$18,028	$3,689	$3,476
Shareholders' equity	87,667	79,763	78,020	8,190	5,849
Income from property payments	9,400
Write-down of mineral properties
and deferred expenditures				8	927
Exploration expense	2,130	763	426	848	564
Stock-based compensation
expense		9
Net income (loss) for the year	7,453	954	(1,219)	(1,908)	(2,175)
Basic net income (loss) per share	0.09	0.01	($0.03)	($0.06)	($0.08)
Diluted net income (loss) per share
	0.09	0.01	($0.03)	($0.06)	($0.08)

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

	February	January	December	November	October	September
	2006	2006	2005	2005	2005	2005
High Rate	0.8638	0.8528	0.8521	0.8361	0.8413	0.8418
Low Rate	0.8788	0.8744	0.8690	0.8579	0.8579	0.8615

		2005	2004	2003	2002	2001
Average Rate During Period		0.8282	0.7702	0.7452	0.6369	0.6462

On March 20, 2006 the noon exchange rate in New York City for cable transfer in United States dollars as certified for customs purposes by the Federal Reserve Bank of New York was US$0.8601 = Cdn$1.00.

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

D) Risk Factors

The discovery, acquisition and development of mineral properties are in many instances unpredictable events and involve numerous risks. A summary of significant risks is presented below:

No Current Production of Mining Properties; Possible Inability to Obtain Additional Funding. Exploration for minerals is a speculative business that involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. There is no assurance that the expenditures made by the Company on its mineral properties will result in discoveries of commercial quantities of ore or that such properties will become future mines. If the Company's exploration efforts are not successful at individual properties, the expenditures at those properties will be written off. If the Company's programs are successful, additional funds may be required for the development of an economic orebody and to place it into commercial production. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain such financing would result in the delay or indefinite postponement of exploration and future development work on the Company's properties, as well as the possible loss of the properties.

The Company has no history of producing gold, silver or other metals. The development of the Cerro San Pedro project in Mexico will require the construction and operation of a mine, processing plant and related infrastructure. As a result, the Company is subject to all of the risks associated with establishing a new mining operation and business enterprise. There is no assurance that the Company will successfully establish mining operations or profitably produce gold and silver at its Cerro San Pedro project.

The Company believes that it currently has sufficient cash balances to complete construction of its Cerro San Pedro project. However, the Company may seek additional debt or equity financing to cover possible construction and other costs overruns during mine development, and to cover possible cash flow deficiencies during the initial months of project operations. If required, there are no assurances that the Company would be successful in its efforts to obtain the required financing.

Mine Development. Feasibility studies are used to determine the economic viability of a deposit. Many factors are involved in the determination of the economic viability of a deposit, including the achievement of satisfactory mineral reserve estimates, the level of estimated metallurgical recoveries, capital and operating cost estimates and the estimate of future gold prices. Capital and operating cost estimates are based upon many factors, including anticipated tonnage and grades of ore to be mined and processed, the configuration of the orebody, ground and mining conditions, expected recovery rates of the gold from the ore and anticipated environmental and regulatory compliance costs. Each of these factors involves uncertainties and as a result, the Company cannot give any assurance that its development or exploration projects will become operating mines. If a mine is developed, actual operating results may differ from those anticipated in a feasibility study.

Mineral Reserves and Resources Estimates. The definitions of proven and probable mineral reserves, and measured, indicated and inferred mineral resources are set forth in Canadian Securities Administrators National Instrument 43-101, Standards of Disclosure for Mineral Projects, which contains the parameters of disclosure for issuers engaged in significant mining operations. A reader in the United States should be aware that the definition standards identified in National Instrument 43-101 differ in certain respects from those set forth in SEC Industry Guide 7. The figures presented for both mineral reserves and mineral resources herein are only estimates. The estimating of mineral reserves and mineral resources is a subjective process and the accuracy of reserve and resource estimates is a function of the quantity and quality of available data and the assumptions used and judgments made in interpreting engineering and geological information. There is significant uncertainty in any reserve or resource estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ materially from the Company's estimates.

Estimated mineral reserves or mineral resources may have to be recalculated based on changes in gold or silver prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence reserve or resource estimates. Market price fluctuations for gold or silver, increased production costs or reduced recovery rates, or other factors may render the present proven and probable mineral reserves of the Company uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material write-downs in the Company's investment in the affected mining properties and increased amortization, reclamation and closure charges.

Regulation. Mining operations and exploration activities are subject to various federal, state, provincial and local laws and regulations governing prospecting, development, mining, production, importing and exporting of minerals; taxes; labor standards; occupational health; waste disposal; protection of the environment; mine safety; toxic substances; and other matters. In many cases, licenses and permits are required to conduct mining operations and are subject to periodic renewal. There is no assurance that such permits will be granted or that they will be renewed in a timely manner. Furthermore, once a permit is granted, compliance with the permit conditions must be maintained, otherwise the permit could be revoked. The application process for such permits can take from months to years, depending upon the backlog of applications and other conditions affecting the regulatory agencies in countries where the Company conducts operations, i.e., Mexico, Chile and the United States. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed properties and a heightened degree of responsibility for companies and their officers, directors and employees. Amendments to such legislation, as well as other laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a material adverse impact on the Company's operations. The Company believes that it is substantially in compliance with all applicable laws and regulations affecting its activities and operations. Under certain circumstances, the Company may be required to close an operation until a particular problem is remedied or undertake other remedial actions.

The regulatory requirements to which the Company is subject include certain operating and other permits at its Cerro San Pedro project that require periodic or annual renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits during mine construction and operations at Cerro San Pedro. These permits include, but are not limited to, annual renewal of the local municipal construction permit, annual renewal of the explosives operating permit, annual renewal of titles to water rights and receipt of an environmental license that is issued at commencement of operations. Although the Company believes that it is currently in full compliance with its existing permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted, or that existing permits will not be revoked. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company may be forced to suspend project construction or operations.

Environmental Risks. The Company's operations are subject to environmental regulation in the various jurisdictions in which it operates, i.e., Mexico, Chile and the United States. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that existing or future environmental regulation will not have a material adverse affect on the Company's business, financial condition and results of operations. The Company may become subject to liability for environmental pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. The payment of such liabilities may have a material adverse effect on the Company's financial position and its results from operations. The Company does not currently carry any liability insurance relating to these types of risks.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reduction in levels of production at producing properties, or abandonment or delays in development of new mining properties.

Legal Proceedings. Risks relating to legal proceedings include various lawsuits that have been filed against governmental agencies seeking to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. In the event of an adverse ruling from any of these lawsuits, the Company could be forced to suspend or cease project construction or operating activities. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on the Company's financial position or results of operations. Furthermore, the cost of defending such claims may require substantial management time. Refer to "Item 8. Financial Information, A) Consolidated Financial Statements and Other Financial Information – Legal Proceedings" and "Item 4. Information on the Company, D) Property, Plant and Equipment – The Cerro San Pedro Project, Mexico – Environmental – Environmental and Other Permit Status and D) Property, Plant and Equipment – The Cerro San Pedro Project, Mexico – Surface and Water Rights Acquisition" for details of current legal actions pending.

Market Factors and Volatility. The profitability of the Company's operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, the world supply of mineral commodities and the stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The price of mineral commodities has fluctuated widely in recent years, and future price declines could cause commercial production to be impracticable, thereby having a material adverse effect on the Company's business, financial condition and results of operations.

Furthermore, reserve calculations and life-of-mine plans using significantly lower gold prices could result in material write-downs of the Company's investment in mining properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Company's reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Title to Properties. While the Company has verified title to its mineral properties, these procedures do not guarantee the Company's title and offer no assurance that title to its properties will not be challenged. Such properties may have been acquired in error from parties who did not possess transferable title or be subject to prior unregistered agreements or transfers. Title may also be affected by undetected defects that could be material and adverse to the Company.

International Business Risks. The Company's current foreign exploration activities are focused in Mexico and Chile. International business risks may include, among others, labor disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, war, civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports and increased financing costs. These risks may limit or disrupt the Company's projects, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation.

Most of the Company's activities are transacted in U.S. dollars. On the other hand, most of the Company's fund raising activities are in Canadian dollars. The Company presently maintains most of its cash balances in Canadian dollars. Since the Company's reporting currency is the U.S. dollar, foreign currency gains and losses on its Canadian dollar cash balances can result in volatile net losses and earnings, and adversely affect the Company's financial position and its results from operations.

Competition. Significant and increasing competition exists for the limited number of mineral acquisition opportunities available in the Americas. As a result of this competition, some of which is with large and established mining companies with substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire potential mineral properties on terms it considers acceptable. The Company also competes with other mining companies in the recruitment and retention of qualified employees.

Limited Operating History. The Company has limited operating history in the mineral exploration and development business. Investors must rely upon the ability, expertise, judgment, discretion and integrity of management of the Company.

Reliance on Management. The Company is heavily reliant on the experience and expertise of its senior officers, specifically Richard J. Hall, President and Chief Executive Officer, and Bradley J. Blacketor, Vice President, Chief Financial Officer and Secretary. Although the Company has entered into employment agreements with these individuals, if either of these individuals should cease to be available to manage the affairs of the Company, its activities and operations could be adversely affected.

Conflicts of Interest. Certain directors and officers of the Company are associated with other companies which may acquire interests in mineral properties. Craig J. Nelsen, Chairman of the Board of Directors, is the Executive Vice-President, Exploration for Gold Fields Ltd., a gold mining company. J. Alan Spence, a director of the Company, is President of Spence Resource Management Inc., a mineral resource consulting firm. Ian A. Shaw, a director of the Company, is an independent financial consultant to the mining industry and is an executive officer or director of various companies in the mining industry. Oliver Lennox-King, a director of the Company, is Chairman of the Board for Fronteer Development Group., a minerals exploration company, and is a director of various other companies in the mining industry. A.J. Ali, a director of the Company, is Executive Vice-President and Chief Financial Officer of EuroZinc Mining Corporation, a base metals mining company. Such associations may in the future give rise to conflicts of interest from time to time. The Company has adopted a Code of Ethics that addresses potential conflicts of interest.

ITEM 4	Information on the Company

A) History and Development of the Company

Metallica Resources Inc. ("Metallica" or the "Company") is a mineral exploration company with core areas of activity in North and South America.

The Company was incorporated in Canada under the provincial Business Corporations Act (Ontario) on June 23, 1977 under the name Temple Explorations Inc. On July 10, 1987, the Company reorganized and changed its name to Burgess Point Resources Inc. On January 14, 1994, the Company reorganized and changed its name to Metallica Resources Inc. Both Temple Explorations Inc. and Burgess Point Resources Inc. were in the business of oil and gas exploration. Following the change of the Company's name to Metallica Resources Inc., the Company disposed of its oil and gas interests and has since been engaged in mineral exploration and development activities. On July 16, 2002, the Company was continued from the provincial Business Corporations Act (Ontario) to the federal Canada Business Corporations Act.

On February 12, 2003, the Company acquired Glamis Gold Ltd.'s ("Glamis") 50% equity interest in Minera San Xavier, S.A. de C.V. ("MSX") for $18 million, less certain adjustments. As a result of this acquisition, the Company owns 100% of the issued and outstanding shares of MSX, the owner of the Cerro San Pedro gold and silver project in Mexico.

The registered office of the Company is located at 36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5, telephone: (888) 933-0313. The Company's U.S. subsidiary, Metallica Management Inc., has agreements in place to provide management services to the Company and various subsidiaries at arm'slength rates. Metallica Management Inc.'s offices are located at 12200 East Briarwood Avenue, Suite 165, Centennial, Colorado 80112, telephone: (303) 796-0229.

Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years

In the past three fiscal years, the Company had three principal exploration/development projects that required capital expenditures by the Company totaling $45.4 million (Cerro San Pedro, Mexico - $42.2 million; Rio Figueroa, Chile - $1.9 million; El Morro, Chile - $0.6 million; Southwest Alaska/Aleutian Islands, USA - $0.5 million; and other projects in Chile - $0.2 million). The majority of capital expenditures made over the past three fiscal years on the Company's El Morro project have been incurred by the Company's joint venture partner, Falconbridge Limited ("Falconbridge"), formerly Noranda Inc., pursuant to project earn-in requirements. The Company has funded 100% of project development costs on the Cerro San Pedro project since the acquisition of its former joint venture partner's 50% interest in the project on February 12, 2003. For further information about this acquisition, please see "D) Property, Plant and Equipment – The Cerro San Pedro Project, Mexico."

Current and Planned Capital Expenditures/Divestitures

The Company recommenced construction of its Cerro San Pedro project in February 2006. The September 2003 feasibility study for the project, prepared by Washington Group International ("WGI"), reflects a capital cost estimate of $28.2 million, plus $3 million for working capital. The Company is working with WGI to update the capital cost estimate for the project. It is anticipated that construction will be complete by the end of 2006.

The El Morro project is subject to an exploration agreement with Falconbridge which provides that Falconbridge must complete a feasibility study on the project by September 14, 2007. Falconbridge is responsible for 100% of the cost of preparing the feasibility study. As part of its requirement to complete a feasibility study, Falconbridge informed the Company that it commenced work on a planned 26,500 meter drilling program at the El Morro project in late 2005. In the event that future exploration work is performed on the El Morro project, the Company will be responsible for its 30% share of these costs. The Company does not anticipate that it will incur any material exploration expenditures on the El Morro project in 2006. For further information about the exploration agreement with Falconbridge, please see "D) Property, Plant and Equipment – The El Morro Project, Chile."

The Company estimates that 2006 expenditures on its Rio Figueroa, Southwest Alaska/Aleutian Islands and other exploration projects will be approximately $1.3 million. This estimate could materially change depending on the Company's ability to acquire satisfactory exploration projects, progress of work programs on its existing projects and market conditions.

The Company may have additional capital requirements to the extent it decides to develop other properties or to take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may be presented to it. In addition, the Company may incur major unanticipated liabilities or expenses.

As of December 31, 2005, the Company had working capital of $42.3 million. The Company believes its current working capital is sufficient for it to complete its planned exploration and development activities for at least the next twelve months. The Company's ability to continue its future exploration and development activities will depend in part on its ability to complete construction, commence operations and generate sufficient cash flow from its Cerro San Pedro mine.

The Company may be required to obtain additional financing to fund future exploration and development activities or acquisitions of properties or other interests that may be appropriate to enhance the Company's financial or operating interests. The Company has historically raised capital through equity financing and in the future may raise capital through equity or debt financing, joint ventures or other means. There can be no assurance that the Company will be able to obtain necessary financing in a timely manner on acceptable terms, if at all.

Public Takeover Offers

During the current and previous fiscal year, the Company has not received any public takeover offers from third parties nor has the Company made any such takeover offers.

B) Business Overview

The Company is presently engaged in the business of exploration, development and acquisition of precious metal rich mineral properties located in North and South America, principally Mexico, Chile and the United States. Through its subsidiaries, the Company has held interests in mineral exploration projects in Mexico, Chile, Brazil and the United States during the past three years. The Company's mineral development and exploration activities are currently focused on the Cerro San Pedro gold and silver project in Mexico, the El Morro copper-gold project in Chile, the Rio Figueroa copper-gold project in Chile, the Southwest Alaska/Aleutian Islands gold and copper-gold project in the United States, and other preliminary stage copper-gold projects in Chile. See "D) Property, Plant and Equipment" for further information about these projects.

The Company does not have any producing mineral properties and has never generated any revenue from the sale of metals. The Company anticipates that it will generate revenue from the sale of gold and silver upon completion of construction and start-up at its Cerro San Pedro gold and silver project in Mexico.

A discussion of government regulation in Mexico relating to the Company's most advanced stage project, the Cerro San Pedro project, is presented below:

Mineral Concessions in Mexico. In accordance with the Mexican constitution, the subsoil and minerals found therein are the inalienable property of the nation. All mining activity requires a concession from the federal government. A new mining law liberalizing the mining industry was enacted and became effective on September 25, 1992, with amendments approved on April 26, 2005 that took effect January 1, 2006. The most important amendments include:
  A single "unique" concession, eliminating the distinction between exploration and exploitation concessions as provided for in the September 2003 law.

  The term of the "unique" concession is 50 years and is renewable if certain obligations are met. Previously, exploration concessions were granted for a six-year term, and exploitation concessions were granted for a 50-year term.

The Company's El Morro copper-gold project and Rio Figueroa copper-gold project are located in Chile. Information about governmental regulation, including environmental regulation, in Chile is included in "D) Property, Plant and Equipment – The El Morro Project, Chile – Mineral Property Summary" and " – Environmental Permitting."

C) Organizational Structure

The following chart illustrates the inter-corporate relationships among the Company and its subsidiaries.

D) Property, Plant and Equipment

Mineral Reserves and Resources

The Company is federally incorporated in Canada. The mineral reserves and resources described in this Form 20-F are estimates and have been prepared in compliance with National Instrument 43-101 of the Canadian Securities Administrators. The definitions of proven and probable reserves used in National Instrument 43-101 differ from the definitions in SEC Industry Guide 7. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by National Instrument 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this Form 20-F containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The Cerro San Pedro Project, Mexico

Project Location

The Company's most advanced stage project is the Cerro San Pedro gold and silver project, located approximately 20 kilometers (12 miles) east-northeast of the city of San Luis Potosi. The city of San Luis

CALIFORNIA
ARIZONA
NEW MEXICO
TEXAS
M E X I C O
San Luis Potosi
GULF OF MEXICO
PROJECT LOCATION
MEXICO CITY
BELIZE
GUATEMALA
PACIFIC OCEAN
N
102°
100°
24°
Concepción
Matehuala
Ciudad Victoria
Tula
Zacatecas
PROJECT LOCATION
SAN LUIS POTOSI
Aguascalientes
0
50
100
KILOMETERS
EL MEZQUITE
RANCHO NUEVO
PALMA DE LA CRUZ
EL HUISACHE
OPEN PIT
WASTE DUMP
Cerro de San Pedro
Run-of-Mine Haul Road
Explosives Magazine
Lime Bin
Office and Truck Shop
LEACH PAD
Leach Ponds and Process Plant
CUESTA DE CAMPA
La Zapatilla (Relocated)
EL PORTEZUELO
LA CRUZ
LOS GOMEZ
LA FLORIDA
LA LIBERTAD
TO SAN LUIS POTOSI
SCALE IN METERS
1:50000
50m CONTOURS

Figure 1: Location Map of Cerro San Pedro Project

Potosi is located within the State of San Luis Potosi, Mexico. The Cerro San Pedro project is owned by the Company's wholly owned subsidiary, Minera San Xavier, S.A. de C.V. ("MSX"). See Figure 1 for the project location map.

Project History

The Cerro San Pedro district has seen many production campaigns since its discovery over four hundred years ago. There have been two major periods of mining activity punctuated by long periods of intermittent, low-level activity. There are no reliable records of production during the first period (1575 to 1660) of mining activity in the district. The second major period began in 1870 and continued through the early 1950s. Renewed interest in the Cerro San Pedro district began in the 1970s with evaluations by various companies to determine the district's potential as a large tonnage, low-grade, bulk mineable deposit.

In 1995, the Company acquired an option to purchase the Cerro San Pedro project and began an exploration program to expand the work of recent exploration programs conducted by other companies. The Company completed 11,970 meters of reverse circulation drilling in 1995 and an additional 29,463 meters of core and reverse circulation drilling in 1996. This data, along with 9,794 meters of reverse circulation drilling performed by its predecessors, formed the basis for a February 1997 feasibility study prepared by Kilborn International Inc.

In January 1998, the Company entered into an agreement that provided for Cambior, Inc. to acquire a 50% interest in MSX. Cambior was required to spend $20 million on project development by December 31, 2000 in order to retain its 50% interest in the project. Cambior completed an additional 66 core drill holes totaling 7,612 meters in 1998, and during its due diligence period in late 1997. This drill hole data, along with the drill hole data used in the Kilborn feasibility study, was the basis for a revised feasibility study released by Cambior in November 1999.

In May 2000, Cambior sold its 50% interest in the Cerro San Pedro project to Glamis Gold Ltd. ("Glamis"). In November 2000, Glamis published a revised feasibility study for the project that eliminated the three-stage crushing circuit proposed by Cambior, and instead utilized run-of-mine ("ROM") leaching of ore. Under ROM leaching, ore is mined and transported to the leach pad without being crushed.

In February 2003, WLR Consulting, Inc. ("WLR") prepared a technical report on the Cerro San Pedro project that was based on the assumptions and information included in the Glamis feasibility study with the following exceptions:

  proven and probable reserves were calculated using a $325 per ounce gold price and a $4.62 per ounce silver price,

  the addition of certain rock types into the definition of ore, due to different prices used to calculate the reserve estimate, and higher mine operating costs were used to calculate the reserves due to an anticipated change from owner mining to contract mining.

The WLR technical report included a proven and probable reserve estimate of 61.1 million tonnes grading 0.59 grams per tonne gold and 24.0 grams per tonne silver, with an overall waste to ore ratio of 1.21:1. The reserve estimate was prepared by William L. Rose of WLR and was calculated using a gold price of $325 per ounce and a silver price of $4.62 per ounce. Mr. Rose is a Qualified Person, as that term is defined in Canadian Securities Administrators National Instrument 43-101. The WLR technical report is discussed in further detail below.

In March 2005, WLR prepared a technical report update to its Cerro San Pedro technical report dated February 2003. The updated technical report's mineral reserve estimate reflected higher contract mining costs, higher metal prices ($375 per ounce gold and $5.77 per ounce silver) and a village protection buffer zone. The updated technical report included a proven and probable mineral reserve estimate of 63.0 million tonnes grading 0.58 grams per tonne gold and 23.9 grams per tonne silver, with an overall waste to ore ratio of 1.16:1. The reserve estimate was prepared by William L. Rose of WLR and was calculated using a gold price of $375 per ounce and a silver price of $5.77 per ounce. Mr. Rose is a Qualified Person, as that term is defined in Canada Securities Administrators National Instrument 43-101.

The WLR technical report update is discussed in further detail below.

On February 12, 2003, the Company purchased Glamis' 50% interest in the Cerro San Pedro project for $18 million. Glamis also retained a sliding scale net smelter returns ("NSR") royalty on the project when monthly average gold prices equal or exceed $325 per ounce. The payment terms were as follows:
  $2.0 million paid at closing,
  50% of MSX working capital deficit totaling $58,000 paid to the Company,
  $5.0 million due on or before August 12, 2003 (paid on August 12, 2003),

  $6.0 million in cash or in the Company's common shares due on February 12, 2004 (paid in cash on February 10, 2004),

  $2.5 million due at commencement of commercial production,

  $2.5 million due one year from commencement of commercial production.

In March 2004, the Company acquired from Glamis the aforementioned sliding scale NSR royalty for $2.25 million, and agreed to prepay the remaining $5.0 million of contingent production payments owed to Glamis pursuant to the February 12, 2003 purchase agreement.

In September 2003, WGI released a mine development plan for the Cerro San Pedro project. The WGI mine development plan was reformatted to comply with Canadian Securities Administrators National Instrument 43-101, Standards of Disclosure for Mineral Projects, and released by WGI as a Technical Report in December 2003. Collectively, the mine development plan and the Technical Report are referred to in this document as the "Development Plan". The engineering, procurement and construction management cost estimates for the Development Plan were prepared by The Industrial Company ("TIC") of Steamboat Springs, Colorado, and represent an update to Glamis' November 2000 ROM feasibility study. WGI provided the Development Plan estimates for contract mining and earthworks associated with construction of the mine. The Development Plan capital cost estimate to develop the mine was $28.2 million, plus $3 million for working capital. The Company is currently working with WGI to update the capital cost estimate for the project.

In December 2003, the Company entered into a contract with WGI to provide site development and contract mining services for the Cerro San Pedro project. The estimated remaining value of the contract over the pre-production period and estimated operating life of 10 years, is approximately $112 million.

Project construction began in February 2004 and was expected to take approximately nine months to complete at a total cost of $28.2 million, plus $3 million for project working capital. In June 2004, the Company suspended project construction pending receipt of the project explosives permit and the annual renewal of the municipal construction and operating licenses. In August 2004, the Company received the annual municipal construction and operating licenses, and has received subsequent renewals thereafter. In February 2006, a restriction on the Company's use of its explosives permit was removed. This has enabled the Company to recommence full-scale mine construction, which is anticipated to be complete by the end of 2006.

Mineral Property Summary

The mineral rights at the Cerro San Pedro project consist of 48 mineral concessions, covering an area of 2,974 hectares or 7,349 acres. The details of the mineral concessions and related groupings comprising the Cerro San Pedro project are summarized in Table A.

TABLE A. CERRO SAN PEDRO MINERAL CONCESSIONS PROPERTY SUMMARY.

Group	Concession Name	Concession Type	Title Number	Hectares
La Princesa: 100% Minera San Xavier
1	La Princesa	Unique	180298	5.5916
2	La Princesa Poniente	Unique	180366	0.0076
3	Begonia	Unique	181179	10.0000

4	Santa Ana	Unique	180598	8.0000
5	Santa Ana Sur	Unique	180597	1.5076
6	Los Blancos	Unique	181180	9.0394
7	Gogorron	Unique	180300	9.6250
8	San Nicolás	Unique	180608	6.9788
9	San Nicolás Sur	Unique	180610	1.4896
10	San Nicolás Suroeste	Unique	180609	0.1923
11	Los Riscos	Unique	182282	4.3474
12	La Concepción	Unique	182281	4.0000
13	Cristina 2	Unique	180938	0.5537
14	Cristina	Unique	186321	93.6228
15	Gama	Unique	179256	41.6391
16	La Canoa	Unique	186370	3.4799
17	La Canoa 2	Unique	180948	0.6649
18	La Canoa 3	Unique	184906	0.0051
19	Omega	Unique	193390	2.0576
20	Omega 2	Unique	180958	0.1687
21	San Salvador	Unique	186268	12.9399
22	Triblin	Unique	187088	18.2808
23	La Victoria	Unique	185387	10.3797
24	El Barreno	Unique	179603	11.2359
25	La Lotería	Unique	184377	3.8809
26	San Fausto	Unique	179722	1.5000
27	Maria del Pilar	Unique	179259	0.0049
28	El Campeón	Unique	179257	0.2072
29	Toro de Oro	Unique	206548	99.5187
30	Gumercinda	Unique	205211	20.0000
			Subtotal	380.9191
La Princesa: Optionor Antonio Álvarez Ruiz
31	Porvenir I	Unique	183925	12.0000
32	Porvenir II	Unique	186269	2.9981
			Subtotal	14.9981
Not Grouped: 100% Minera San Xavier
33	Gabriel	Unique	211849	18.0000
34	Pedro	Unique	217859	1,969.5069
35	Pedro 2	Unique	219079	421.8333
36	Gitano	Unique	219000	64.0000
37	Porvenir IV Fracc.A	Unique	220628	55.0957
38	Porvenir IV Fracc.B	Unique	216926	1.3237
39	Mark 2005	Unique	223617	0.0529
40	Davide2006	Unique	223618	0.0788
41	Laura Maria 2008	Unique	223788	1.0976
42	Tania 2008	Unique	223789	0.6860
43	Maria Sofia 2008	Unique	223790	0.0247
44	Porvenir V	Unique	218428	11.7876
			Subtotal	2543.4872
Not Grouped: Optionor: Antonio Álvarez Ruiz
45	Porvenir	Unique	214835	4.4241
46	Porvenir III	Unique	212189	11.9902
			Subtotal	16.4143
Not Grouped: 100% Minera San Xavier
47	Aracely	Unique	210668	9.3396
48	Zalamera	Unique	E.21070	9.0000
			Subtotal	18.3396
			Total	2,974.1583

All of the mineral concessions have been acquired primarily through purchase agreements and to a lesser extent through staking. Approximately $5.3 million has been spent to acquire the aforementioned mining concessions and other concessions that have subsequently been dropped due to their limited strategic value.

The aforementioned unique mineral concessions begin to expire in December 2036 through February 2055, subject to the timely filing of periodic reports and payment of taxes to Direccion General de Minas ("Federal Mining Bureau"). The unique concessions may be extended for an additional 50-year period. The Company does not anticipate that extensions to the mineral concessions will be required. All of the mineral concessions are held by the Company without any encumbrances except for the following:

  The mineral concessions optioned from Antonio Alvarez Ruiz (#31 and #32) are subject to a 2.5% NSR royalty on any production that occurs on the those properties or $50,000 per year beginning April 2003, whichever is greater, subject to a maximum of $1.0 million. The Company has made minimum royalty payments totaling $150,000 as of March 2006.

Although the Company has investigated title to its mineral concessions at the Cerro San Pedro project, there is no guarantee that title to such concessions will not be challenged. In addition, certain permitting requirements must be satisfied prior to commencing mining operations on a mineral concession.

Environmental

Environmental Permitting Requirements

Mexican environmental regulations addressing permitting and operation of mines have been subject to significant changes in recent years with new standards and policies continuing to be developed. The General Law on Ecological Equilibrium and Protection of the Environment requires certain types of projects, including mining operations, to complete a Manifestacion de Impacto Ambiental [Manifest of Environmental Impact] ("MIA"), if the project has the potential to cause an ecological imbalance or to exceed limits and conditions in applicable environmental regulations.

A major objective of the MIA process is to demonstrate that the project impacts will be in compliance with principal environmental regulations for prevention of water and air pollution, noise limits, hazardous waste use and transport, and the project will be in compliance with the Normas Oficiales Mexicanas [Official Mexican Standards].

Environmental and Other Permit Status

The Company was issued an MIA for the Cerro San Pedro project by the Mexican federal agency, Secretaria de Medio Ambiente y Recursos Naturales [Secretary of Environment and Natural Resources] ("SEMARNAT") on February 26, 1999. The MIA approval resolution lists 100 terms and conditions and 9 recommendations, which the Company is required to observe with respect to its operations at the Cerro San Pedro project. Many of these items are normal business activities associated with the running of a mine. The remaining conditions considered by the Company to be most important are: i) stabilization and monitoring of the Cerro San Pedro Apostle Church; (ii) offering to relocate several families in the village of Cerro de San Pedro who are located within the immediate vicinity of the mine; and (iii) establishing reclamation funding/bonding requirements for the project. These items are discussed below under Environmental Permitting Compliance. The MIA is the primary federal permit required for the approval of the proposed mine. The MIA is valid for a twelve-year period and includes eight years for project exploitation and four years for reclamation. The Company will be required to apply for an extension within 60 days of the February 2011 MIA expiration date in order to extend the MIA term to adequately cover the proposed mining and reclamation period of approximately 12 years.

In August 2004, the Company received notification that a Mexican Federal Court rendered a judgment in favor of a group opposing the Cerro San Pedro project who was seeking nullification of the Company's MIA. The legal action brought by the contesting group claimed that the MIA violated various environmental and other laws. The judgment was appealed by SEMARNAT. In August 2005, an Appeals Court revoked the August 2004 MIA nullification ruling and sent the case to an Administrative and Fiscal Court for further review. In December 2005, the Administrative and Fiscal Court ruled that SEMARNAT must issue the Company an amended MIA within four months that conforms to current environmental and other laws. In the event that the amended MIA contains onerous conditions, it could have an adverse impact on project construction or operating activities.

The Company is required to obtain an annual explosives permit during mine construction and operations. In October 2004, the Company received the 2004 mine explosives permit; however, the explosives permit, as with all mine explosives permits in Mexico, expired at the end of the calendar year. The Company received the annual project explosives permit for 2005 in September 2005. The 2005 permit restricted the use of explosives to land owned by the Company, which included the leach pad and processing area. The use of explosives on land communally owned by Ejido Cerro de San Pedro, which included the pit area and the access road to the pit, was prohibited pending the outcome of an appeal to a lawsuit filed against Secretaria de Defensa National [National Secretary of Defense] ("SEDENA") to prohibit it from issuing the permit. The 2006 mine explosives permit was received by the Company in January 2006 and included the same blasting restriction as in the 2005 permit. On February 8, 2006, the Company received notification from SEDENA that the restriction on its mine explosives permit for the Cerro San Pedro project, which prohibited the use of explosives on land communally owned by Ejido Cerro de San Pedro, was removed. In the event that the explosives permit is not renewed on an annual basis, the Company may be required to cease mining operations.

The Company has recently been advised that another lawsuit was filed against SEDENA seeking the cessation of blasting activity on land owned by Ejido Cerro de San Pedro. Management believes this lawsuit is similar to an earlier lawsuit that was resolved in favor of SEDENA, and resulted in SEDENA removing the aforementioned restriction on the Company's explosives permit in February 2006. In the event of an adverse ruling from this new lawsuit, the Company may be forced to cease blasting on ground owned by the Ejido of Cerro de San Pedro, which could lead to the suspension or cessation of project construction or operating activities.

The Company has also been advised of a lawsuit filed against the Instituto Nacional de Anthropologia y Historia (National Institute of Anthropology and History) seeking the suspension of a permit granted to the Company that authorizes it to conduct project construction and operating activities in close proximity to historical monuments.  In the event of an adverse ruling from this lawsuit, the Company may be forced to cease project construction or operating activities.

The Company is also required to obtain a renewal of its municipal construction and operating licenses on an annual basis. The Company's current municipal construction and operating licenses will expire on August 20, 2006. In the event that these licenses are not renewed on an annual basis, the Company may be required to cease project construction or cease mining operations.

The Company is required to comply with existing permit conditions and obtain additional permits and licenses from various regulatory and governmental authorities during mine construction and mine operations at Cerro San Pedro. These permits and licenses include, but are not limited to, annual renewal of titles to water rights, a power line permit, septic tank permits and receipt of an environmental license that is issued at commencement of operations. Although the Company is currently in full compliance with its existing permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company may be forced to suspend project construction or mine operations.

Environmental Permitting Compliance

The MIA includes certain conditions that must be met and ongoing compliance that must be performed in order to maintain the permit in good standing. The most significant conditions that must be met during mine construction or prior to mine operations are: i) stabilization and monitoring of the Cerro San Pedro Apostle Church; (ii) offering to relocate several families in the village of Cerro de San Pedro who are located within the immediate vicinity of the mine; and (iii) establishing reclamation funding/bonding requirements for the project. In January 2005, Procurador Federal de Proteccion Ambiental [Federal Attorney for Environmental Protectioin] ("PROFEPA") (the Mexican environmental enforcement agency) conducted a complete review of the Cerro San Pedro project and issued a report that the Company was in full compliance with all terms of the MIA.

The Company has agreed to structurally stabilize the Cerro San Pedro Apostle Church and install blast monitoring equipment near that church. The work will be performed through a trust fund managed by an independent technical committee and other interested parties. Various studies made by architectural and engineering experts have estimated the cost of the work to be $230,000. The Company has deposited approximately $237,000 with the trust fund to cover the estimated cost of the project. The Company has applied for a release of this permit condition with the relevant governmental agency.

The Company is required to "offer" to relocate all permanent residents living within a defined buffer zone of the open pit. The Company has expanded this requirement and offered all 24 families living within the village of Cerro de San Pedro one of three options: a) a new house located a distance farther away from the mine area, or b) a cash payment for repairs and/or upgrades to their existing house, along with a monthly cash payment for the inconvenience of the mining operations, or c) a larger monthly cash payment for the inconvenience of the mining operations. As of March 2006, 16 families have accepted one of the aforementioned offers. The aggregate cost of the Company's relocation offer is estimated to be $850,000.

The closure and reclamation strategy for the Cerro San Pedro project has been developed by the Company with the assistance of independent consultants with the specific objective of leaving the land in a useful, safe and stable configuration capable of supporting native plant life, providing wildlife habitat, maintaining watershed functions, and supporting limited livestock grazing. SEMARNAT has agreed to allow the Company to fund its reclamation obligation during mining operations; however, negotiations with SEMARNAT to determine the interim funding requirements have not yet been finalized. The schedule for completing the closure activities is controlled by the requirements contained in the MIA, specifically that site reclamation is required to be completed within four years of final processing. In the Development Plan, the total closure and reclamation costs are estimated to be $4.3 million.

Surface and Water Rights Acquisition

In order to commence construction of the Cerro San Pedro mine, surface rights agreements were required to be in place for all land to be disturbed by, or immediately adjacent to, the proposed mine operation. The Company began acquiring surface rights in 1996 from titled landowners, "possessionary rights" holders, and from the three local ejidos (Cuesta de Campa, Palma de la Cruz and Cerro de San Pedro). An ejido is an association of individuals who communally own and manage the rural lands surrounding their village. In the case of the ejidos, the Company has obtained surface occupation lease agreements with all three ejidos that own property in the Cerro San Pedro area. A total of 470 hectares are under lease agreements with annual aggregate lease payments of approximately $52,000. The leases grant the Company temporary occupancy for a period of 15 years (through January 2011), and may be extended by the Company for an additional 15 years at the Mexican peso-denominated lease rate, adjusted for the percentage increase in the Mexican minimum wage from February 1997 through February 2011. The increase is expected to approximate the rate of inflation in Mexico. The leases may be terminated by the Company at any time, but with a penalty equal to one year's lease payment.

On May 28, 2002, a lawsuit was filed in a Mexican Agrarian Court in which a contesting group claimed to be the rightful representatives of the Ejido Cerro de San Pedro communal farmland. The contesting group's claim stated that the Ejido Cerro de San Pedro lease agreement with the Company for 290 hectares of surface rights, which was executed in February 1997, was not valid because the individuals who executed the agreement were not the legal representatives of Ejido Cerro de San Pedro. In April 2004, the Agrarian Court rendered a judgment in favor of a group opposing the project and nullified the Company's lease agreement for surface rights at the project. In December 2004, pursuant to an appeal, the Agrarian Court once again issued a nullification order with respect to the lease agreement. The Company, along with the individuals who entered into the lease agreement with the Company, have also appealed this decision. In June 2005, the Company received a Temporary Occupancy and Right of Way Authorization from the Federal Mining Bureau for the project. This authorization provides the Company with federally mandated surface rights access to its mineral rights over the life of the mine, and overrides the various rulings and appeals in the Agrarian Court that challenged the Company's surface rights access to its mineral rights.

The Company has been informed of a lawsuit filed against the Federal Mining Bureau and the Secretary of the Economy seeking nullification of the Company's Temporary Occupancy and Right of Way Authorization for the Cerro San Pedro project. In the event of an adverse ruling from this lawsuit, the Company's surface rights access will revert to a lease agreement for surface rights that has been challenged in an Agrarian Court. An adverse ruling in the Agrarian Court could result in the suspension or cessation of project construction or operating activities.

Water rights are federally owned in Mexico and administered by an agency of the federal government; the Comision Nacional de Agua ("CNA"). CNA granted water concessions to private parties throughout the defined San Luis Potosi Hydrologic Basin ("Basin"). As no new water rights are being issued in the Basin, new users of water must purchase rights from private parties who received the water concessions from the CNA. The Cerro San Pedro project is forecast to use a maximum of approximately one million cubic meters of water per year. The Company has acquired titles for pumping rights for 1,010,234 cubic meters per year, which generally must be renewed with CNA at various intervals during mine construction and operations. The Company has also acquired an additional 360,000 cubic meters of water rights for which it is awaiting receipt of title from CNA. This brings the total to 1,370,234 cubic meters, which is in excess of the estimated project requirements. Approximately $1.25 million has been spent to date on the acquisition of water rights.

The 1.37 million cubic meters of water rights that are owned or leased by the Company have been acquired from various wells throughout the Basin. All of these water rights have been, or will be, transferred to a well at La Zapatilla. The La Zapatilla well was constructed by the Company and has a total pumping capacity of approximately two million cubic meters of water per year. The La Zapatilla well is located 1.5 kilometers west of the proposed leach pad, which is where most of the project's water consumption will take place.

Access; Infrastructure

Access to the project area is by paved roads from the city of San Luis Potosi, a distance of approximately 20 kilometers. The city of San Luis Potosi has a population of approximately one million and has an adequate airport with frequent flights to Mexico City, Monterrey, Houston, Dallas and other cities.

A 115 kilovolt power line will need to be constructed to supply the project with electricity. The power line will be 10 kilometers in length and will run from an existing substation to a location near the leach pad. The right-of-way for the new power line will follow next to an existing power line, but a separate right-of-way had to be negotiated with the affected landowners. The 25.35 hectares of required right-of-way has been acquired at a cost of $176,000. The cost to install the 115 kilovolt power line and build the power substation is estimated at $1.3 million.

Glamis Feasibility Study (November 2000)

In November 2000, Glamis issued a revision to the Cambior feasibility study entitled "Cerro San Pedro Project Feasibility Study" ("Glamis Feasibility Study"). The Glamis Feasibility Study provided for the elimination of the crushing plant from the process flow sheet resulting in the use of ROM leaching to extract gold and silver from the mined ore. Under ROM leaching, the mined ore is transported and deposited on the heap leach pads without being processed through a crushing circuit. Metal recoveries from ore processed under a ROM scenario are lower than if the ore is crushed; however, a ROM scenario will also result in lower operating and capital costs.

In September 2003, WGI prepared a Development Plan for the Cerro San Pedro project. The Development Plan updated the cost estimates used in the Glamis Feasibility Study and re-examined the project economics using contract mining. The capital cost estimates for the Development Plan were prepared by TIC and represent an update to the Glamis Feasibility Study. The Development Plan also incorporated the updated mineral reserve estimate from the February 2003 WLR technical report. Both the WLR technical report and the WGI Development Plan are discussed in more detail below.

WLR Technical Report (February 4, 2003)

The following is a summary of information contained in the WLR Technical Report dated February 4, 2003.

Background

The geological model and the metallurgical recoveries for the Glamis Feasibility Study were not revised or amended for this report. The only revisions were to the metal prices, the addition of certain rock types into the definition of ore, and the mine operating cost estimates used to calculate the mineral reserves. The mineable reserves of the Glamis Feasibility Study were based on a $275 per ounce gold price and a $5.25 per ounce silver price. The mineral reserves were recalculated in this technical report with higher prices of $325 per ounce gold and $4.62 per ounce silver.

Mineral Resources

The mineral resource estimate used the results of 36 reverse circulation holes from exploration prior to MSX and 219 drill holes completed by MSX, 125 of which were reverse circulation and 94 were core holes. The deposit has been drilled overall on a 50-meter by 50-meter grid with a closer spacing in some areas. Assay intervals, typically of 2 meters in length, that had less than 30% recovery were not used for grade estimation. In addition, a total of 2,153 channel samples representing about 4,600 meters were collected from numerous accessible underground workings.

The geological block model for Cerro San Pedro was constructed with respect to both structural and lithological (rock type) control. The assay results from drill holes and channel samples were composited to 5-meter lengths by respecting these rock and structural domain boundaries. Cambior used standard industry practice to limit or cap the high-grade outliers and to develop indicators to reflect the boundary between low-grade mineralization and unmineralized or barren materials. Validation of the geological and assay database was done using software tools, plots on sections and plan view maps to ensure information stored in the database occurred in the correct position and conformed to the geological interpretation. Verification of assay results used in the database was also performed.

The mineral resource was evaluated using various estimation methods. The restricted kriging ("RK") method was determined to be the best at characterizing the grade distribution and was therefore used to calculate the mineral resource.

Pit limit evaluations of the Cerro San Pedro deposit employed the Lerchs-Grossmann algorithm to determine the extent of economic open pit mining based on run-of-mine ore. Process recoveries and processing costs used in these pit limit evaluations are summarized in Table B. Other operating costs, including mining costs and general and administrative costs, used in these pit limit evaluations are summarized in Table C.

TABLE B. PIT LIMIT INPUT PARAMETERS.

	Gold Recovery	Silver Recovery	Processing Cost
Able Rock Type	(%)	(%)	($/t ore)

Porphyry oxide	75	40	1.01
Porphyry mixed	30	40	1.80

Porphyry sulfide	20	30	1.80
Begoñia Limestone	55	25	1.01
Hospital Limestone	35	10	1.01
Barrano Limestones & MnOx	20	5	1.01
All other rock types (waste)	0	0	n/a

Other economic and overall slope angle parameters are summarized in Table C.

TABLE C. PIT LIMIT ECONOMIC INPUT PARAMETERS1.

Parameter	Value
Gold price (per ounce)	$325
Silver price (per ounce)	$4.62
Refining recovery for gold	99.5%
Refining recovery for silver	98.0%
Freight and refining cost for gold (per ounce)	$3.00
Freight and refining cost for silver (per ounce)	$0.15
Gross receipts royalty	1.95%
Mining cost – ore (per tonne)	$0.97
Mining cost – waste (per tonne)	$0.85
General and administration cost (per tonne ore)	$0.20
Slope angles on NW, N and NE walls (no ramps)	55°
Slope angles on E, SE, SW and W walls	45°

1 The economic parameters presented above have been estimated by the Company and include provisions for contract mining at Cerro San Pedro.

Mineral Reserves

Total mineral reserves at prices of $325 per ounce gold and $4.62 per ounce silver are estimated at 61.1 million tonnes grading 0.59 grams per tonne gold and 24.0 grams per tonne silver. Waste stripping is estimated at 74 million tonnes, resulting in a strip ratio of 1.21 tonnes of waste per tonne of ore. The total material tonnage for the designed ultimate pit is 135 million tonnes.

Table D shows the breakdown of the mineral reserves by classification. These reserve estimates include both proven and probable material, which correspond to measured and indicated resources within the designed economic (ultimate) pit limits. All inferred material was treated as waste.

TABLE D. MINERAL RESERVE SUMMARY BY CLASSIFICATION1,2

	Ore	Gold	Silver	Waste	Total
Classification	(000s tonnes)	(g/t)	(g/t)	(000s tonnes)	(000s tonnes)
Proven	58,857	0.59	23.9	46,154	105,011
Probable	2,199	0.61	26.6	14,763	16,962
Other - waste	-	-	-	13,071	13,071
Total	61,056	0.59	24.0	73,988	135,044

1 At a $325 per ounce gold price and $4.62 per ounce silver price.

2 Mineral reserves have been calculated in accordance with Canadian Securities Administrators National Instrument 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the Staff of the Securities and Exchange Commission), applies different standards in order to classify mineralization as a reserve. The Cerro San Pedro project mineral reserves are classified as such under both Canadian and U.S. regulatory authorities.

Conclusion

The results of this technical report illustrate that the use of a higher gold price results in an increase in mineral reserves for the Cerro San Pedro deposit. The Glamis Feasibility Study used metal prices of $275 per ounce gold and $5.25 per ounce silver and reported a mineral reserve of 49.2 million tonnes grading 0.57 grams per tonne gold and 23.0 grams per tonne silver, with a strip ratio of 1.46 tonnes of waste per tonne of ore. At a gold price of $325 per ounce and a silver price of $4.62 per ounce, the mineral reserves increased to 61.1 million tonnes grading 0.59 grams per tonne gold and 24.0 grams per tonne silver with a strip ratio of 1.21 tonnes of waste per tonne of ore.

WGI Development Plan (September 2003)

The following is a summary of information contained in the WGI Development Plan dated September 2003.

Background

The WGI Development Plan (the "Development Plan") for the Cerro San project updated the cost estimates of the Glamis Feasibility Study and re-examined the project economics using contract mining. The Development Plan was prepared to present the current project design, operating philosophy, capital and operating costs, and economics for the Cerro San Pedro gold and silver project located in the State of San Luis Potosi, Mexico. The project will be developed as an open pit mine producing ROM ore that will be heap leached with precious metal recovery using a Merrill-Crowe plant to produce gold/silver doré on site.

Four feasibility studies have been prepared for the project to date. Welsh Engineering Science & Technology, Inc. (Westec) produced the first feasibility study. Kilborn International, Inc. (Kilborn) produced a feasibility study for Metallica in 1997; Cambior prepared a feasibility study in December 1999; and the Glamis Feasibility Study was prepared in November 2000. The Development Plan utilized reports that were generated from the previous feasibility studies, as well as more recent work, to support the current design and operating concepts.

Areas of study and primary sources of geologic and mining information contained in the Development Plan are summarized in

Table E. TABLE E. SOURCES OF INFORMATION FOR GEOLOGY AND MINING SECTIONS OF THE
DEVELOPMENT PLAN.

Area	Services Provided	Name of Company/Consultant
	Management	Minera San Xavier
	Assaying	Bondar Clegg
Geology	Modeling, resource estimation	Minera San Xavier
	Deposit geology	Mark Petersen, Consultant
	Mineralogy/petrography	Petrographic Consultants, Intl.
Mining	Ore reserves/mine design	Glamis / Mine Reserves Associates
Independent Mining Consultants, Inc.
GeoSight, Inc.
	Model verification	Glamis / Mine Reserves Associates
WLR Consulting Inc.

Gold and Silver Production:

A summary of annual estimated gold and silver production from the Development Plan is presented in Table G. Estimated life-of-mine recovered ounces total 721,946 ounces of gold and 16.9 million ounces of silver.

TABLE G. SUMMARY OF ANNUAL PRECIOUS METAL PRODUCTION.

	Gold	Silver
	(ounces)	(000s ounces)
Estimated Annual Production
Year 1	63,779	1,580
Year 2	87,519	2,091
Year 3	91,831	2,076
Year 4	93,309	1,938
Year 5	83,897	2,008
Year 6	95,502	2,167
Year 7	108,541	2,466
Year 8	72,633	1,833
Year 9	23,126	645
Year 10	1,809	78
Total	721,946	16,882

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

A summary of the major production, cost and economic projections are presented in Table H.

TABLE H. SUMMARY OF PRODUCTION, COST AND ECONOMIC PROJECTIONS.

Open Pit Mining /
ROM Leaching
Ore Reserves1
Tonnes of ore	61,100,000
Grade of gold (grams per tonne)	0.59
Grade of silver (grams per tonne)	24.0
Waste to ore ratio	1.21:1
Contained gold (ounces)	1,150,295
Contained silver (ounces)	47,112,000
Production Data
Mining life (years)	8.3
Operating life (years)	10 to 11
Total recovered gold (ounces)	722,000
Total recovered silver (ounces)	16,900,000
Average gold recovery (%)	62.8
Average silver recovery (%)	35.8
Average annual gold production (ounces)	90,500
Average annual silver production (ounces)	2,082,000
Cost Data2
Initial capital cost (to production)	$28,200,000
Total capital cost (over project life)	$32,200,000
Mining cost per tonne of ore	$2.11
Processing cost per tonne of ore	$0.98
G & A cost per tonne of ore	$0.38
Total cost per tonne of ore	$3.47
GI total cash costs3 per ounce of gold	$163
GI total production costs4 per ounce of gold	$215

1 At a $325 per ounce gold price and a $4.62 per ounce silver price.

2 At a $350 per ounce gold price and a $5.00 per ounce silver price.

3 GI total cash costs means cash operating costs as defined by the Gold Institute. The cash operating cost as defined by the Gold Institute is calculated by using all direct mining expenses, transportation, refining and all royalties as the cost basis. From the cost basis, silver revenues are subtracted and the resultant cost is divided by the actual number of gold ounces produced. Cash operating costs do not include depreciation, amortization or reclamation costs.

4 GI total production costs are calculated in a similar manner to cash operating costs but depreciation, amortization and reclamation costs are included in the cost basis.

WLR Technical Report Update (March 30, 2005)

The following is a summary of information contained in the WLR Technical Report Update dated March 30, 2005.

Background

On March 30, 2005, WLR provided an update to its February 4, 2003 technical report. The geological model and the metallurgical recoveries for the previous technical report were not revised or amended. The new mineral reserve estimates reflect a prescribed village protection buffer zone, higher contract mining costs, a higher gold price of $375 per ounce and a higher silver price of $5.77 per ounce.

Mineral Reserves

A minor redesign of the pit was performed based on conditions of the surface rock mass of the pit. Due to previous mining activity, the main access road was moved to improve pit wall stability. The final pit has not been redesigned due to the modest expected increase in marginal ore tons at $375 per ounce gold.

Total mineral reserves, at prices of $375 per ounce gold and $5.77 per ounce silver, are estimated at 63.0 million tonnes grading 0.58 grams per tonne gold and 23.9 grams per tonne silver. Waste stripping is estimated at 73.3 million tonnes, resulting in a strip ratio of 1.16 tonnes of waste per tonne of ore. The total material tonnage for the designed ultimate pit is 136.2 million tonnes.

Table I shows the breakdown of the mineral reserves by classification. These reserve estimates include both proven and probable material, which correspond to measured and indicated resources within the designed economic (ultimate) pit limits. All inferred material was treated as waste.

TABLE I. MINERAL RESERVE SUMMARY BY CLASSIFICATION1.

	Ore	Gold	Silver	Waste	Total
Classification	(000s tonnes)	(g/t)	(g/t)	(000s tonnes)	(000s tonnes)

Proven	60,796	0.58	23.8	43,890	104,686
Probable	2,155	0.58	26.8	14,490	16,645
Waste	-	-	-	14,950	14,950
Total	62,951	0.58	23.9	73,330	136,281

1 At a $375 per ounce gold price and $5.77 per ounce silver price.

Conclusions

The results of the mineral reserve analysis presented in this technical report update indicate a slightly higher mineral reserve than previously reported, at gold and silver prices of $375 per ounce and $5.77 per ounce, respectively. Mineral reserves are now estimated at 63.0 million tonnes of ore grading 0.58 grams per tonne gold and 23.9 grams per tonne silver. Waste that must be stripped during open pit mining is projected at over 73.3 million tonnes, for a stripping ratio of 1.16:1 (tonne of waste per tonne of ore). Contained metal is estimated at about 1.17 million ounces of gold and 48.4 million ounces of silver.

In comparison, the February 3, 2003 WLR Technical Report estimated approximately 61.1 million tonnes of ore grading 0.59 grams per tonne gold and 24.0 grams per tonne silver for respective gold and silver prices of $325 per ounce and $4.62 per ounce. Waste stripping was estimated at nearly 74.0 million tonnes, for a stripping ratio of 1.21:1.

While metals prices have increased during the period between these two mineral reserve estimates, so has the ore mining cost and, in particular, its relation to the waste mining cost. A mining contract is now in place with WGI and the mining costs have been adjusted to reflect the new contractual agreements. The increase in the ore mining cost relative to waste effectively raises the internal cutoff grade upon which the mineral reserve estimates are based. This has partially offset the gains expected by the higher metals prices.

2006 Work Program

As a result of the removal of the restriction on the project explosives permit in February 2006, which prohibited the use of explosives on land communally owned by Ejido Cerro de San Pedro, the Company has recommenced full-scale mine construction. It is anticipated that mine construction will be completed by the end of 2006. The Company is working with WGI to update the 2003 capital cost estimate and with WLR to update the mineral reserve estimate for the project using higher gold and silver prices. The current mineral reserve estimate is based on a $375 per ounce gold price and a $5.77 per ounce silver price.

The El Morro Project, Chile

Certain of the technical information set out below concerning the El Morro Project is derived from a technical report dated May 16, 2005 authored by Bruce M. Davis and Mark A. Petersen. Each of Messrs. Davis and Petersen is a "qualified person" for purposes of Canadian Securities Administrators National

Instrument 43-101.

Project Location

The El Morro project comprises approximately 29,470 hectares and is located in the Municipality of Alto del Carmen, Huasco Province, Third Region of Atacama in northern Chile (Figure 3), approximately 650 kilometers north of Santiago and some 80 kilometers east of the city of Vallenar. The El Morro project includes the La Fortuna deposit and the El Morro deposit. The El Morro deposit is located approximately five kilometers northwest of the La Fortuna deposit.

Project Ownership

In August 2005, pursuant to an exploration agreement (the "Exploration Agreement") between Falconbridge Limited ("Falconbridge", formerly Noranda Inc.) and the Company, Falconbridge completed the requirements necessary to earn a 70% interest in the El Morro project. Falconbridge's earn-in requirements are discussed below under Project History.

Project History

BHP Chile S.A. ("BHP") began work on the La Fortuna deposit area in the early 1990s and completed limited exploration programs on the La Fortuna and Cantarito copper-gold targets, and on the El Negro gold target.

In December 1996, the Company entered into an option agreement to acquire from BHP a 50% interest in the La Fortuna area exploitation concessions owned by BHP. The agreement required the Company to invest $1.3 million in exploration and development expenditures over a three-year period. In September 1999, the parties amended the option agreement to allow for the Company to acquire a 100% interest in the La Fortuna area exploitation concessions by making aggregate payments to BHP totaling $1.69 million over a four-year period. The option was exercised in July 2003. The Company also acquired additional land that surrounded the BHP concessions by staking in 1999.

In 1998, the Company entered into an option agreement to acquire a 100% interest in the La Fortuna area exploitation concessions referred to as the Rene Martin Jure ("Martin") concessions. The option was exercised in 2001 as a result of the Company and Falconbridge making aggregate payments to Martin totaling $1.5 million.

In 2000 and 2001, Falconbridge Limited (formerly, Noranda Inc.) entered into an option agreement to acquire a 100% interest in the La Fortuna exploitation concessions, referred to as the Santa Julia concessions, owned by the Cayo family pursuant to the exploration agreement discussed below. The option was exercised in 2001 upon making aggregate payments to the Cayo family totaling $85,000.

The El Morro deposit area, located five kilometers northwest of the La Fortuna deposit area, was acquired by staking in 1998. Collectively, the La Fortuna deposit area and the El Morro deposit area are referred to as the El Morro project.

In September 1999, the Company entered into an exploration agreement with Falconbridge to conduct an exploration program on the El Morro project. In February 2000, the agreement was amended and provided for Falconbridge to earn up to a 70% interest in the project by making aggregate exploration and property acquisition expenditures of $10.0 million, including the BHP, Martin and Cayo family option payments, over a five-year period beginning September 1999, and by making a payment to the Company of $10 million by September 14, 2005. The agreement also provided for Falconbridge to subscribe for a private placement in the Company for $1.0 million, among other requirements. Falconbridge completed the requirements necessary to earn a 70% interest in the El Morro project by making the $10 million payment to the Company in August 2005. Falconbridge remains obligated to complete a feasibility study on the project by September 14, 2007.

In addition to BHP's drilling programs in 1993 and 1994, the Company conducted a drilling program consisting of 17 holes totaling 3,700 meters in 1999. Falconbridge has also completed four drilling programs consisting of 120 holes totaling 44,971 meters since 2000. Falconbridge has informed the Company that its current drilling program will consist of approximately 70 holes totaling 26,500 meters.

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

Mining concessions are of two types:

1. an exploration concession, whereby the holder is legally entitled to explore for mineral substances in a certain area for a period of two years, at the expiration of which the concession may be extended for an additional two-year period if the area covered by the concession is reduced by half and provided the applicable annual tax is paid,

2. an exploitation concession, whereby the holder is legally entitled to exploit mineral substances contained therein for an indefinite period of time subject to payment of the annual tax.

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

The legal procedure to obtain the granting of a new mining concession is regulated in detail in the Chilean Mining Code. A special characteristic of this judicial procedure is that the applicant is required to be active and to expedite the proceeding in order to comply with deadlines established in the Chilean Mining Code for the performance of certain tasks to be fulfilled in order to obtain the grant of the concession. The proceeding may become contentious in some cases (i.e., in the event of third party opposition to the survey petition by claiming a preferential right in the area).

The El Morro project area currently consists of 29,470 hectares and includes the following exploitation and exploration concessions:

Mining exploitation concessions	19,960 hectares
Mining exploitation concessions - purchase options	2,216 hectares
Mining exploitation claims	6,094 hectares
Mining exploration concessions	1,200 hectares

Falconbridge has also filed duplicate protection layer claim applications covering 14,701 hectares, which overlap most of the exploitation and exploration claims listed above. In addition, Falconbridge has applications pending for mining exploration concessions that cover an additional 2,800 hectares.

Surface rights at the El Morro project are held by the Los Huasco Altinos, a grazing and livestock cooperative. Los Huasco Altinos granted Falconbridge an easement and right-of-way to conduct exploration work at the El Morro project that expired in 2004. Falconbridge applied for an easement through the Court of Vallenar, Chile, as provided for under the Chilean Mining Code. In January 2005, the Court of Vallenar granted an easement to Falconbridge to conduct additional exploration work on the project. In late 2005, the Court of Vallenar granted Falconbridge a 30-year easement on the property.

At the El Morro project, 2,216 hectares are controlled through five option to purchase agreements, two of which were executed by the Company and three of which were executed by Falconbridge. Since September 1999, all payments pursuant to the option to purchase agreements have been made by Falconbridge pursuant to its earn-in requirement under the Exploration Agreement. The option agreements are summarized below.

1) Minera Metallica Limitada and Rene Martin Jure Option to Purchase Agreement

The Company and Falconbridge exercised an option in December 2001 to acquire certain mining exploitation concessions from Rene Martin Jure, on behalf of Legal Mining Companies Cantarito Uno de la Sierra Juntas de Cantarito de la Estancia Huasco Alto and Tronquito uno de la Sierra Portezuelo de Cantarito de la Estancia Huasco Alto ("Martin"), for $1.5 million. The underlying exploitation concessions are referred to as the Cantarito and Tronquito mining properties and have a combined area of approximately 305 hectares. Martin has retained a 2% NSR royalty on any mining that occurs on the Cantarito and Tronquito mining concessions.

2) Minera Metallica Limitada and BHP Chile S.A. Option to Purchase Agreement

The Company and Falconbridge exercised an option in July 2003 to acquire certain mining exploitation concessions from BHP for $1.69 million. The underlying concessions are referred to as the BHP concessions and have a combined area of 1,849 hectares. BHP retained a 2% NSR royalty on any mining that occurs on the BHP mining concessions. In December 2004, the Company and Falconbridge acquired the 2% NSR royalty from BHP for $2.0 million. The Company acquired a 30% interest in the royalty for $0.6 million and Falconbridge acquired a 70% interest in the royalty for $1.4 million.

3) Falconbridge Chile Limitada and Santiago del Carmen Cayo Salinas, Luis Alberto Cayo Salinas and Johnny Cayo Salinas Option to Purchase Agreements

During 2001 and 2002, Falconbridge exercised three option agreements with the shareholders of Santa Julia Uno de la Sierra Fortuna, to acquire certain mining concessions held by Santa Julia Uno de la Sierra Fortuna for $85,000. The underlying concessions are referred to as the Santa Julia concessions and have a combined area of 61 hectares. Payments of $133,333 are due to each of the three shareholders of Santa Julia Uno de la Sierra Fortuna within two years of commencement of mining on the Santa Julia concessions.

Environmental Permitting

The National Environmental Committee (CONAMA) and Regional Environmental Committees (COREMAs) are the agencies responsible for environmental management in Chile. For a project or activity to be environmentally evaluated, it must be submitted into the Environmental Impact Evaluation System (SEIA), and the CONAMA is responsible for administrating the environmental impact evaluation procedures. Both exploration and mine development projects are included. The type of assessment required for each project can be either an Environmental Impact Assessment (EIA) or an Environmental Impact Declaration (DIA).

In broad terms, an EIA in Chile is comparable with international guidelines for an EIA and is required if there is sufficient reason for speculating that the project may produce certain specified environmental impacts. A DIA, on the other hand, is a document that establishes, via a description of the project and its surrounding environment, that the project will comply with current norms and environmental standards. A DIA for the El Morro project was filed in Copiapo before the CONAMA – III Region on October 5, 2001. A favorable Environmental Qualification Resolution (RCA) was received on December 28, 2001. The scope of the permit was advanced exploration and evaluation for a period of three years beginning December 2001. In 2005, Falconbridge was granted a two-year extension to conduct additional drilling on the El Morro project through December 2006.

Geology

The El Morro district is located within a 16-kilometer wide north-trending graben structure that was uplifted by major reverse faults. The western graben-fault could correspond to the south extension of the Domeyko fault system, the main controlling feature for the northern Chile copper porphyry belt, represented by the Collahuasi, Quebrada Blanca, El Abra, Chuquicamata, La Escondida, El Salvador and Potrerillo mines. The El Morro-La Fortuna copper-gold-molybdenum mineralization may represent the southernmost extension of the classic Chilean Oligocene porphyry copper belt, more than 300 kilometers south of the Potrerillos district.

The basement rocks within the graben are made up of Paleozoic to Permo-Triassic crystalline and volcanic rocks. The Permo-Triassic basement rocks are strongly folded to the west, along the fault contact that thrusts these volcanic rocks on top of Jurassic red beds. To the east the Permo-Triassic rocks are covered in erosional unconformity by Triassic-Jurassic rocks. The Triassic-Jurassic sediments as well as the overlying volcanic-pyroclastic Paleocene-Eocene sequence have been intensely folded, forming overturned anticlines and synclines. In the central part of the district, all the Permian to Eocene sequences are intruded by a series of granodioritic to dioritic porphyritic stocks and dikes, possibly Oligocene in age. Miocene, dacitic ignimbrite flows cover all the rock types described above. The ignimbrites are covered by a thick sequence of Atacama Gravels, assigned to the Miocene-Pliocene.

La Fortuna Area

La Fortuna is a classic copper-gold porphyry-type deposit found in the Eocene-Oligocene Porphyry Copper Belt of northern Chile. Mineralization is related to cylindrical, multistage subvolcanic intrusions of granodioritic to dioritic composition, emplaced in a gently east-dipping sequence of andesitic conglomerate, tuffs and sediments.

Multistage intrusions are present at La Fortuna, related to Oligocene subvolcanic igneous activity, which is at the origin of all the mineralized porphyries in the district.

El Morro Area

Based on field observations, the El Morro area stratigraphy is grouped into three broad units: a Permo-Triassic basement, Jurassic (possibly Cretaceous) and Tertiary rocks. The Permo-Triassic basement rocks are composed mainly of rhyolitic crystal to lapilli tuffs and ignimbrites, with minor interstratified dacite flows. The younger Jurassic (or Cretaceous) rocks consist of a volcano-sedimentary package of interbedded dacite tuffs, sandstones, conglomerates and volcaniclastic rocks. To the west of the project area, these units are covered with Tertiary dacitic ignimbrites and andesitic tuffs, agglomerates and flows.

At least two major, northeast-trending faults are visible along the contact zone between the Jurassic and the Tertiary units.

Andesitic dikes, sills and small stocks intrude the Jurassic and Tertiary units with frequent porphyritic texture, but of pre-mineral origin. Independently from the andesites, a granodioritic porphyry of limited surface distribution was identified in outcrop and in diamond drill core. This porphyry has been described as a biotite-amphibole granodiorite. Besides the granodiorite porphyry, petrographic studies on surface and core samples have also recognized another intrusive unit in this area, a dacite porphyry (feldspar, biotite) of difficult macroscopic identification because of the fine-grained texture and high level of hydrothermal alteration of the rock.

Within the Permo-Triassic basement, local graben structures are filled with and have preserved younger stratified rocks, going from marine sequences to continental volcano-sedimentary units. The El Morro area lies in one of these graben basins, at the intersection of the main north-south – northeast system. A sheeted vein pattern visible at the El Morro mineralized zone trends to the northwest. Other intrusive bodies, like andesite and porphyry dikes, follow the same pattern, with northwest and northeast directions.

Exploration

BHP, Falconbridge and the Company have conducted drilling programs on the El Morro project since 1993, consisting of 174 holes totaling 53,728 meters. As of March 20, 2006, the Company has received the results of nine drill holes totaling 4,731 meters from Falconbridge's current 26,500 meter, 70-hole drilling program.

Since September 1999, all exploration drilling on the El Morro project has been conducted by Falconbridge pursuant to its earn-in requirement under an exploration agreement. A summary of drilling programs conducted on the El Morro project is presented below in Table J.

TABLE J. SUMMARY OF DRILLING PROGRAMS – EL MORRO PROJECT.

	EXPLORATION TARGET AREA
Company	La Fortuna		Cantarito		Camp		El Negro		El Morro		Other	Total
(year)	DDH	RDH	DDH	RDH	DDH	RDH	DDH	RDH	DDH	RDH	RDH	DDH	RDH
	total m	(no. of	total m	(no. of	total m	(no. of	total m	(no. of	total m	(no. of	(no. of	total m	(no. of
	(no. of	holes)	(no. of	holes)	(no. of	holes)	(no. of	holes)	(no. of	holes)	holes)	(no. of	holes)
	holes)	total m	holes)	total m	holes)	total m	holes)	total m	holes)	total m	total m	holes)	total m
BHP	400.30	(6)		(10)								400.30	(16)
(1993)	(1)	1327.90		997.00								(1)	2324.90
BHP	1071.15	(7)		(4)				(1)				1071.15	(12)
(1994)	(7)	768.00		379.00				100.00				(7)	1247.00
Metallica		(4)		(4)				(2)	500.10	(7)		500.10	(17)
(1999)		908.00		340.00				418.00	(1)	1547.00		(1)	3213.00

Falconbridge	1159.91			199.16			2949.32			4308.39
(2000)	(4)			(1)			(11)			(16)
Falconbridge	9384.93			904.40	4971.65					15260.98
(2000-2001)	(21)			(3)	(16)					(40)
Falconbridge	8247.65	(5)	(1)		748.55	(3)		(3)	(10)	8996.20	(22)
(2002)	(16)	1538	394		(3)	912		1094	2536	(19)	6474.00
Falconbridge	9,932									9,932
(2005)	(23)									(23)
Falconbridge	4,731									4,731
(2006 partial)	(9)									(9)
Total	34926.94	(22)	(19)	1103.56	5720.20	(6)	3449.42	(10)	(10)	45200.12	(67)
	(81)	4541.90	2110.00	(4)	(19)	1430.00	(12)	2641.00	2536.00	(116)	13258.90

Notes: DDH - diamond core drill hole; RDH - reverse circulation drill hole

La Fortuna Area

At the La Fortuna area, consistent but sub-economic copper and gold mineralization was encountered by BHP. During the spring of 1999, Metallica initiated a drilling program at La Fortuna that consisted of four holes totaling 908 meters and resulted in only anomalous metal values. In early 2000, Falconbridge drilled a total of four core holes on the La Fortuna area totaling 1,160 meters. One hole (DDHF-04) intersected a 70-meter chalcocite-enriched zone grading 1.15% copper and 0.35 grams per tonne gold. The remaining holes encountered lesser amounts of mineralization and were mineralized at depth. In November 2000, Falconbridge began a second round of drilling in the La Fortuna area that included 21 holes totaling 9,385 meters that encountered significant continuity of metal values.

The objective of Falconbridge's 2002 drilling program at the La Fortuna area was to expand the previously identified mineralized area, which remained open to the north, northwest and at depth. Falconbridge drilled 21 holes totaling 9,786 meters in 2002. One hole, DDHF-39, encountered mineralization averaging 0.65% copper and 0.53 grams per tonne gold over its entire 970-meter length.

Falconbridge's late 2004 through 2005 drilling program was focused on improving the definition of the higher-grade copper enrichment zone and the mineralized porphyry through in-fill drilling. This drilling program consisted of 23 holes totaling 9,932 meters. The 2005 drilling campaign increased the drill hole density within the upper 450 meters of the La Fortuna deposit to an average drill hole spacing of approximately 100 meters. In September 2005, the Company reported a mineral resource estimate for the La Fortuna deposit, which is summarized in Table K.

TABLE K. MINERAL RESOURCE ESTIMATE FOR THE LA FORTUNA DEPOSIT.

Resource	0.3% Copper Cutoff Grade			0.4% Copper Cutoff Grade			0.5% Copper Cutoff Grade
Classification	Tonnes	Copper	Gold	Tonnes	Copper	Gold	Tonnes	Copper	Gold
	(000s)	(%)	(g/t)	(000s)	(%)	(g/t)	(000s)	(%)	(g/t)
Indicated1	203,000	0.69	0.59	185,000	0.72	0.62	150,000	0.78	0.65
Inferred2	450,000	0.50	0.39	295,000	0.58	0.44	172,000	0.68	0.49

1 Cautionary note to U.S. investors concerning estimates of indicated mineral resources: We advise U.S investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

2 Cautionary note to U.S. investors concerning estimates of inferred mineral resources: We advise U.S. investors that while this term is recognized and required by National Instrument 43-101 under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable. Under Canadian rules, an "inferred resource estimate" is that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The 2005 mineral resource estimate for the La Fortuna deposit is an update of an earlier mineral resource estimate prepared in 2002 by Falconbridge. The updated resource estimate is classified as an indicated and inferred mineral resource in accordance with CIM Definitions on mineral resources and mineral reserves. The estimate is based entirely on data provided to the Company by Falconbridge. The Qualified Persons, as defined by Canadian Securities Administrators National Instrument 43-101, responsible for the design and completion of the updated resource estimate are Bruce M. Davis, Fellow - AusIMM and Chief Geostatistician for Norwest Corporation, and Mark Petersen, Certified Professional Geologist - AIPG and Exploration Manager for Metallica Resources.

Drill core samples from the 2005 drilling program were assayed by ACME Analytical Laboratories S.A., an independent laboratory located in Santiago, Chile. Drill core samples from previous years were assayed by ALS Chemex (Chile) S.A., an independent laboratory located in Coquimbo, Chile. All drill core samples have been subject to Falconbridge's Six Sigma Drill Core Sampling and Analysis Protocols for quality assurance and quality control, which include the use of internal blanks and Gannet certified standards. The analytical methods used are geochemical analysis for copper and fire assay with atomic absorption finish for gold.

The 2005 mineral resource estimate is calculated down to an elevation of 3,400 meters. One diamond drill hole, DDHF-39, extends approximately 325 meters below the 2005 mineral resource estimate, where it averages 0.53% copper and 0.43 grams per tonne gold.

El Morro Area

In early 1999, Metallica drilled seven widely spaced reverse circulation holes to test the El Morro property. One hole, RDM-2, encountered mineralization averaging 0.64% copper, 0.22 grams per tonne gold and 148 ppm molybdenum over a 192-meter interval from 76 to 268 meters. During April 1999, a 500-meter deep core hole was drilled to twin reverse circulation hole RDM-2. The copper and gold assays of the twin core hole were approximately 20% higher when compared to the reverse circulation hole.

In early 2000, Falconbridge completed a 4,300-meter, 16-hole drilling program on the El Morro project. On the El Morro property, Falconbridge drilled 11 core holes totaling 2,949 meters. Although Falconbridge's drilling did not intercept the grades or widths of the Company's discovery hole RDM-2, the drilling results did show persistent secondary copper mineralization grading in the 0.2 to 0.5% range over widths ranging from 75 to 200 meters. Falconbridge reported that the drilling intersected no intrusive porphyritic units, only rocks considered to be wall rocks to the porphyry system. In November 2000, Falconbridge began a second phase of drilling on the El Morro project, none of which took place at the El Morro area.

The objective of Falconbridge's 2002 drilling program at the El Morro area was to test known mineralization and geophysical targets. In 2002, three new holes were drilled at the El Morro area. One of these holes, RDM-9, intersected 50 meters of secondary mineralization grading 0.91% copper and 0.58 grams per tonne gold, and 170 meters of primary mineralization grading 0.45% copper and 0.27 grams per tonne gold.

In January 2004, Falconbridge presented the Company with an inferred resource estimate for the El Morro deposit, calculated in accordance with CIM Definitions on Mineral Resources and Mineral Reserves. The results from this mineral resource estimate are summarized in Table L.

TABLE L. MINERAL RESOURCE ESTIMATE FOR THE EL MORRO AREA.

Resource	0.2% Copper Cutoff Grade			0.3% Copper Cutoff Grade			0.4% Copper Cutoff Grade
Classification	Tonnes	Copper	Gold	Tonnes	Copper	Gold	Tonnes	Copper	Gold
	(000s)	(%)	(g/t)	(000s)	(%)	(g/t)	(000s)	(%)	(g/t)
Inferred1	190,000	0.34	0.12	100,000	0.41	0.14	45,000	0.50	0.18

1 Cautionary note to U.S. investors concerning estimates of inferred mineral resources: We advise U.S. investors that while this term is recognized and required by National Instrument 43-101 under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable. Under Canadian rules, an "inferred resource estimate" is that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

The El Morro area inferred resource estimate was drill tested on approximately 200-meter centers on an area approximately 1.2 kilometers by 1.2 kilometers, consisting of 22 diamond and reverse circulation drill holes totaling 6,090 meters. Surface elevations vary from 3,850 to 4,250 meters with the deepest hole tested to an elevation of 3,415 meters. The deposit is not fully delineated and remains open to the west, northwest and east.

All drill core samples for the inferred resource estimate were assayed by ALS Chemex (Chile) S.A., an independent laboratory located in Coquimbo, Chile. Gannet certified standards were used to ensure assay quality. The analytical method was assay analysis for the copper and fire assay with an atomic absorption finish for the gold values. Falconbridge's Drill Core Sampling and Analysis Protocols, developed through Falconbridge's Six Sigma process, were employed to ensure quality assurance and quality control. Geoanalitica, another independent laboratory located in Coquimbo, Chile analyzed selected bulk rejects and pulps as part of the quality assurance program. The Qualified Person, as defined by Canadian Securities Administrators National Instrument 43-101, who supervised the design and conduct of work on the El Morro inferred resource estimate was Stanley Clemmer, Senior Resource Geologist, of Falconbridge Chile Ltda.

Cantarito, El Negro, Camp and Other Target Areas

Approximately 12,900 meters in 58 holes have been drilled to date to test target areas identified as Cantarito, El Negro, Camp and Other. Although some of these holes encountered intercepts of encouraging mineralization, additional drilling at these areas has failed to confirm the continuity of significant metal values.

2006 Work Program

Although Falconbridge has earned a 70% interest in the El Morro project, Falconbridge is obligated to complete a feasibility study for the project by September 2007. The cost of this feasibility study, which includes Falconbridge's current 26,500 meter, 70-hole in-fill drilling program, will be borne by Falconbridge. The objectives of this drilling program are to further define the outer limits of the La Fortuna mineral resource and to elevate the resource classification from the current indicated and inferred categories to measured and indicated categories. The results from this drilling program will serve as the basis for the feasibility study that Falconbridge must provide to the Company.

The Company is also working with Falconbridge to complete a joint venture and shareholder's agreement for the El Morro project. The Company does not anticipate that it will incur costs in excess of $100,000 on the project during 2006.

Rio Figueroa Project, Chile

In September 2004, the Company entered into an option agreement with Sociedad Contractual Minera Los Potrillos ("Potrillos") to acquire a 100% interest in a copper-gold exploration project referred to as the Rio Figueroa project. The project is approximately 80 kilometers southeast of Copiapó, Chile. The property is located within the Eocene-Oligocene porphyry belt and along the southern extension of the Domeyko fault zone. The land package consists of approximately 75 square kilometers and includes 56 square kilometers of exploration concessions and 19 square kilometers of exploitation concessions.

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

At December 31, 2005, the Company had made option payments totaling $300,000 and had incurred qualifying exploration expenditures totaling approximately $1.3 million. Potrillos has retained a 1.5% NSR royalty against any future production from the property.

The Rio Figueroa property was first identified during a regional reconnaissance program to explore for analogs to the Company's El Morro copper–gold project. A systematic evaluation of the property through geological mapping, geochemical sampling and geophysical surveys was completed to identify those areas with the greatest potential for discovery of an economic copper-gold and/or epithermal gold deposit. Based on the results from this work, 40 reverse circulation rotary holes were drilled in early 2005 totaling 7,475 meters in four different porphyry and epithermal targets. The drilling focused on the Quebrada Contrabando porphyry cluster, targeting the Cerro Matta, Quebradas, Rodriguez and Cerro Isla target areas. The best results were returned from Cerro Matta where nine holes totaling 2,884 meters were drilled. Five of these holes intercepted what is considered to be anomalous copper-gold mineralization (>0.10% copper and >0.10 grams per tonne gold) over intervals in excess of 100 meters.

During the fourth quarter of 2005, additional drilling in the Cerro Matta area intercepted additional copper-gold mineralization which included 158 meters averaging 0.36% copper and 0.37 grams per tonne gold in drill hole MRC-15. These intercepts are from a seven-hole reverse circulation drilling program totaling 2,250 meters, designed to test the continuity and explore for extensions to anomalous copper-gold mineralization encountered in previous drilling.

Fifteen holes totaling 4,834 meters have been drilled to date in the Cerro Matta area. Drilling has delineated a core zone of copper-gold mineralization developed along the contact between a granodiorite stock and andesite country rocks. The core zone measures approximately 300 by 400 meters in area and a vertical range of at least 400 meters. The zone remains open to the north, southeast, southwest and at depth.

2006 Work Program

Compilation and interpretation of the Cerro Matta results are in progress to determine the next phase of exploration work for the Rio Figueroa project.

Southwest Alaska/Aleutian Islands Project, USA

In September 2005, the Company entered into an option agreement with Full Metal Minerals Ltd. ("Full Metal") to earn a 65% interest in precious metal rich exploration properties located in Southwest Alaska and the Aleutian Islands. In order to exercise the option, qualifying exploration expenditures totaling $4.5 million and option payments to Full Metal totaling $250,000 must be made as follows:

Exploration Commitments		Option Payments
Due Date	Amount	Due Date	Amount	Total
December 31, 2005	$250,000	December 31, 2005	$50,000	$300,000
December 31, 2006	$400,000	December 31, 2006	$50,000	$450,000
December 31, 2007	$600,000	December 31, 2007	$50,000	$650,000
December 31, 2008	$800,000	December 31, 2008	$50,000	$850,000
December 31, 2009	$1,000,000	December 31, 2009	$50,000	$1,050,000
December 31, 2010	$1,450,000		$1,450,000

Total	$4,500,000	$250,000	$4,750,000

The Company may increase its interest in individual properties to 70% by completing a pre-feasibility study, and it may further increase its interest in individual properties to 80% by completing a feasibility study. Qualifying expenditures totaling approximately $0.48 million have been incurred as of December 31, 2005.

The properties comprise mineral rights in excess of 2,000 square miles (1.4 million acres) and are held 100% by Full Metal through exclusive option agreements with two Native Corporations. The properties cover a 150 mile section of the Alaskan Peninsula hosting numerous porphyry copper-gold-molybdenum and epithermal gold-silver prospects that have seen limited exploration in the past. Historic production within the property area includes the Apollo-Sitka mines on Unga Island, which were Alaska's first lode gold mines. More recent activity has included regional reconnaissance programs for copper porphyries during the 1970s and epithermal gold systems during the late 1980s and early 1990s. All of the prospects within the project area are located at or near tidewater, and access to the region is excellent with regular commercial air and marine service from Anchorage and Seattle.

2006 Work Program

The Company will continue its reconnaissance level geological mapping, geochemical and geophysical surveys, and mechanical trenching to identify areas meriting more detailed exploration. Work is currently focused on the Pyramid, Zachary Bay, Kawisgag, San Diego Bay, Bee Creek, Weasel Mountain and Mallard Duck Bay porphyry prospects, as well as on a large epithermal vein system that includes the Apollo–Sitka and Shumagin deposits on Unga Island and the Centennial gold deposit on Popof Island near the town of Sand Point, where a regional airport and commercial port facilities are located. The Company intends to conduct a reconnaissance drilling program totaling approximately 2,500 meters to test two or three target areas during the summer of 2006. Approximately $1 million has been budgeted for 2006 for exploration and other activities on the Southwest Alaska/Aleutian Islands project.

ITEM 4A	Unresolved Staff Comments

The Company has no unresolved Staff comments.

ITEM 5	Operating and Financial Review and Prospects

General

Management's discussion and analysis ("MD&A") has been prepared based on information available to Metallica Resources Inc. (the "Company") as of February 17, 2006. MD&A provides a detailed analysis of the Company's business and compares its 2005 financial results with those of the two previous years. In order to gain a better understanding of MD&A, it should be read in conjunction with the Company's consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). For a reconciliation of measurement differences to United States generally accepted accounting principles ("U.S. GAAP"), see Note 13 to the consolidated financial statements. All amounts are in U.S. dollars unless otherwise indicated.

The Company is an emerging gold and silver producer focused on the exploration and development of precious metal rich properties throughout the Americas. The Company has two principal mineral properties: the 100%-owned Cerro San Pedro gold and silver project in Mexico and the 30%-owned El Morro copper-gold project in Chile.

The Cerro San Pedro project contains estimated mineral reserves1 of 63.0 million tonnes grading 0.58 grams per tonne gold and 23.9 grams per tonne silver at a waste-to-ore ratio of 1.16 to 1. This equates to 1.17 million ounces of gold and 48.4 million ounces of silver. The mineral reserves were estimated using a gold price of $375 per ounce and a silver price of $5.77 per ounce, and were prepared by William Rose of WLR Consulting Inc., the Qualified Person, in accordance with Canadian Securities Administrators National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

The El Morro project is subject to an exploration agreement with Falconbridge Limited ("Falconbridge"), formerly Noranda Inc., which allowed for Falconbridge to earn a 70% interest in the project by making, among other requirements, a $10 million payment to the Company by September 14, 2005. The $10 million payment was made to the Company on August 31, 2005 and resulted in Falconbridge earning a 70% interest in the El Morro project. The exploration agreement also provides that Falconbridge must complete a feasibility study on the project by September 14, 2007. Falconbridge is responsible for 100% of the cost of preparing the feasibility study.

In September 2005, the Company reported an updated mineral resource2 estimate for the La Fortuna deposit at the El Morro project. Using a 0.4% copper cutoff grade, the La Fortuna deposit is estimated to contain indicated mineral resources3 totaling 185 million tonnes grading 0.72% copper and 0.62 grams per tonne gold. In addition, the La Fortuna deposit is estimated to contain inferred mineral resources4 totaling 295 million tonnes grading 0.58% copper and 0.44 grams per tonne gold. The mineral resource estimates were calculated independently by Norwest Corporation in collaboration with the Company and incorporated the results from 23 core holes totaling 9,932 meters completed by Falconbridge from late 2004 through early 2005. The Qualified Persons, as defined by Canadian Securities Administrators National Instrument 43-101, responsible for the design and completion of the updated mineral resource estimates are Bruce M. Davis, Fellow - AusIMM and Chief Geostatistician for Norwest Corporation and Mark Petersen, Certified Professional Geologist - AIPG and Exploration Manager for Metallica Resources.

Critical Accounting Policies

The Company's accounting policies are described in Note 2 to the consolidated financial statements. Management considers the following policies to be the most critical in understanding the judgments and

________________________

1 Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the Staff of the Securities and Exchange Commission), applies different standards in order to classify mineralization as a reserve. The Cerro San Pedro project mineral reserves are classified as such under both Canadian and U.S. regulatory authorities.

2 Mineral resources have been estimated at a 0.4% copper cutoff grade. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3 Cautionary note to U.S. investors concerning estimates of indicated mineral resources: We advise U.S investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

4 Cautionary note to U.S. investors concerning estimates of inferred mineral resources: We advise U.S. investors that while this term is recognized and required by National Instrument 43-101 under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists or is economically or legally mineable. Under Canadian rules, an "inferred resource estimate" is that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results of operations, financial condition and cash flows.

Use of Estimates

The preparation of the Company's financial statements, in conformity with generally accepted accounting principles, requires that management make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management continually evaluates its assumptions and estimates; however, actual amounts could materially differ from those based on assumptions and estimates.

Management has identified the following critical accounting estimates that could have a material impact on the Company's financial statements:

Mineral Properties and Deferred Costs:

Mineral reserve estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Future production could differ dramatically from mineral reserve estimates due to differences in actual mineralization and mineralization estimated by sampling, variances in the grade of mineral reserves, increases in mining, processing and reclamation costs, and changes in the market price of gold and/or silver. The Company's mineral reserves are limited to its Cerro San Pedro gold and silver project in Mexico.

Management regularly reviews and evaluates the carrying value of each mineral property for impairment. If the total estimated future cash flows on an undiscounted basis are less than the carrying value of the asset, an impairment loss is recorded and the carrying value of the property is written down to fair value, which is typically the estimated future discounted cash flows. Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property has been impaired, it is written down to its estimated fair value in accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3063, "Impairment of Long-Lived Assets". As a result of these potential write-offs and write-downs from its exploration and development activities, net income or loss of the Company may be volatile.

An impairment assessment was performed on the Cerro San Pedro project using estimated long-term future gold and silver prices of $425 per ounce and $6.54 per ounce, respectively. Estimated long-term gold and silver prices were determined largely from prices used by peers, current market prices, historical price trends and analysts' price expectations.

Accounting for Stock Options:

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2005	2004	2003

Risk free interest rate (Canada)	3.2 to 3.7%	3.3 to 3.5%	3.6 to 4.4%
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility of the Company's common shares	65 to 66%	70 to 71%	75 to 87%
Expected life of option	5 years	5 years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company's shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

Asset Retirement Obligation:

The Company's reclamation and closure cost obligation is calculated using highly subjective assumptions that include the Company's long-term credit-adjusted risk-free interest rate, the long-term inflation rate, the year in which the reclamation obligation is expected to begin and the current estimate of the reclamation obligation. Any changes in these subjective assumptions could materially affect the Company's reclamation and closure cost obligation.

Mineral Properties and Deferred Costs

The Company's current business activity focus is on the exploration and, if practicable, the development of precious metal rich mineral deposits. The cost of acquiring specific mineral properties, and any subsequent exploration, development or other costs that are directly attributable to the properties are capitalized. Exploration expenditures that are incurred prior to the acquisition of a mineral property are expensed. In the event that the Company elects to proceed with the development of a project, capitalized acquisition, exploration and development expenditures will be amortized against future production upon commencement of commercial production, or written off if the properties are sold or abandoned.

A) Operating Results

The Company has generated net income in two of the last three years principally as a result of foreign exchange gains and income from property payments. The Company does not have any operating mines. Management anticipates that the Company will incur net losses for at least the next year as a result of ongoing general and administrative expenses, exploration expenses, write-downs of mineral properties and deferred costs, and other costs. The Company anticipates that the losses will reverse after it achieves commercial production at its 100%-owned Cerro San Pedro project in Mexico. The Cerro San Pedro project is currently under construction and is expected to be completed by the end of 2006. However, there are no assurances that commercial production from the Cerro San Pedro project will be achieved.

Selected Annual Information

	2005	2004	2003

Total revenues	$ --	$ --	$ --
Net income (loss)	$ 7,958,798	$ 1,368,462	$ (1,715,547)
Total assets	$ 99,919,884	$ 90,293,100	$ 93,353,848
Long-term liabilities	$ 343,164	$ 203,818	$ --
Basic net income (loss) per share	$ 0.10	$ 0.02	$ (0.04)
Diluted net income (loss) per share	$ 0.10	$ 0.01	$ (0.04)

Net income for 2005 of $7.96 million was primarily due to $8.35 million of income from property payments and $1.05 million of foreign exchange gains. Net income in 2004 of $1.37 million was primarily attributable to an increase in foreign exchange gains from $0.61 million in 2003 to $2.17 million in 2004, and an increase in interest income from $0.16 million in 2003 to $0.93 million in 2004. The selected annual information has been prepared in accordance with Canadian GAAP. For a reconciliation to U.S. GAAP, see Note 13 to the consolidated financial statements.

2005 Compared with 2004

The Company reported net income of $7.96 million ($0.10 per share) for the year ended December 31, 2005 as compared to net income of $1.37 million ($0.02 per share) for the year ended December 31, 2004. Significant changes between the 2005 and 2004 income and expense amounts that comprised net income are discussed below.

The Company does not own any interests in producing mineral properties or have any other revenue generating activities; therefore, it does not have any operating income or cash flow from operations. The Company's only significant sources of income are from property payments and interest earned on cash and cash equivalents. Income from property payments increased from $0.30 million in 2004 to $8.35 million in 2005. The $8.05 million increase results from a $10 million earn-in payment received from Falconbridge in August 2005, which resulted in Falconbridge earning a 70% interest in the El Morro project.

General and administrative expense for the year ended December 31, 2005 totaled $1.75 million and was $0.28 million higher than 2004 expenditures of $1.47 million. The increase was primarily attributable to employee bonus payments totaling $0.17 million in the current period versus nil in the preceding period.

Stock-based compensation expense increased from $0.08 million for the year ended December 31, 2004 to $0.34 million for the year ended December 31, 2005. The $0.26 million increase was primarily attributable to an increase in stock option grants from 400,000 in 2004 to 880,000 in 2005. In addition, the Company capitalized stock-based compensation expense totaling $0.09 million in 2005 and $0.55 million in 2004, as a result of stock options granted to employees at its Cerro San Pedro development project.

Foreign exchange gains of $1.05 million in 2005 and $2.17 million in 2004 were principally due to unrealized gains associated with holding large cash balances in Canadian dollars (Cdn$39.4 million and Cdn$42.3 million at December 31, 2005 and 2004, respectively), and the strengthening of the Canadian dollar relative to the U.S. dollar in 2004 and 2005. The Cdn$/US$ exchange rate at December 31, 2003 was 1.2946 as compared to 1.2048 on December 31, 2004, and 1.1660 on December 31, 2005.

Income tax expense increased from $0.14 million in 2004 to $0.15 million in 2005, despite an increase in income before taxes of $6.60 million in 2005. This was principally due to the recognition of tax loss carryforwards in the current period which offset the taxable gain attributable to the $10 million earn-in payment received from Falconbridge in August 2005.

2004 Compared with 2003

The Company reported net income of $1.37 million ($0.02 per share) for the year ended December 31, 2004 as compared to a net loss of $1.72 million ($0.04 per share) for the year ended December 31, 2003. Significant changes between the 2004 and 2003 income and expense amounts that comprised net income (loss) are discussed below.

Interest income for the year ended December 31, 2004 increased to $0.93 million from $0.16 million in the preceding year. The $0.77 million increase resulted from higher average invested cash balances in 2004 as a result of a $61.31 million public equity offering for shares and warrants that closed in December 2003. The Company's only other source of income in 2004 was the receipt of property payments from the sale of its Mara Rosa project totaling $0.30 million, as compared to $0.15 million in 2003.

General and administrative expense for the year ended December 31, 2004 totaled $1.47 million and was $0.22 million higher than 2003 expenditures of $1.25 million. The increase was primarily attributable to an increase in business insurance premiums, higher financial advisory services and retainer fees paid to the Company's directors.

Stock-based compensation expense increased from $0.01 million for the year ended December 31, 2003 to $0.08 million for the year ended December 31, 2004. The $0.07 million increase results from the Company's adoption of the CICA Section 3870, "Stock-based Compensation and Other Stock-based Payments" on January 1, 2004, which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options.

The Company terminated its MIMK exploration program and abandoned its remaining MIMK properties in 2004, which resulted in a write-down of mineral properties and deferred costs totaling $0.08 million in 2004. The Company also abandoned its Los Colorados MIMK exploration property in 2003 resulting in a write-down of mineral properties and deferred costs totaling $0.70 million in 2003.

Interest expense of $0.04 million and $0.45 million for the years ended December 31, 2004 and 2003, respectively, represents interest accretion on acquisition debt relating to the Company's purchase of its former joint venture partner's 50% interest in the Cerro San Pedro project in February 2003. The acquisition debt was paid off in February 2004.

Foreign exchange gains of $2.17 million in 2004 and $0.61 million in 2003 are primarily attributable to unrealized gains associated with holding the majority of the net proceeds from the Company's December 11, 2003 public equity offering in Canadian dollars (Cdn$80.75 million), and the subsequent strengthening of the Canadian dollar relative to the U.S. dollar. The Cdn$/US$ exchange rate at December 11, 2003 was 1.3082 as compared to 1.2946 on December 31, 2003, and 1.2048 on December 31, 2004.

Income tax expense increased from a ($0.01) million income tax benefit in 2003 to $0.14 million of income tax expense in 2004. The $0.15 million increase in income taxes in 2004 resulted from approximately $0.09 million of Canadian withholding taxes on interest earnings from a foreign subsidiary, and approximately $0.05 million of Mexican income taxes. In the preceding year, Canadian withholding and Mexican income taxes were insignificant.

Summary of Quarterly Results

The summary of quarterly results has been prepared in accordance with Canadian GAAP.

2005
	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
Total revenues	$ --	$ --	$ --	$ --
Net income (loss)	$ 15,202	$ 9,663,769	$ (993,277)	$ (726,896)
Basic net income (loss) per share	$ 0.00	$ 0.12	$ (0.01)	$ (0.01)
Diluted net income (loss) per share	$ 0.00	$ 0.12	$ (0.01)	$ (0.01)

2004
	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter
Total revenues	$ --	$ --	$ --	$ --
Net income (loss)	$ 1,582,433	$ 1,649,917	$ (1,174,302)	$ (689,586)
Basic net income (loss) per share	$ 0.02	$ 0.02	$ (0.01)	$ (0.01)
Diluted net income (loss) per share	$ 0.01	$ 0.02	$ (0.01)	$ (0.01)

The high quarterly net income (loss) volatility for 2004 primarily resulted from holding large cash balances in Canadian dollars and high fluctuations in Cdn$/US$ exchange rates. Net foreign exchange gains (losses) totaled ($0.59 million), ($0.90 million), $1.85 million and $1.80 million for the first, second, third and fourth quarters of 2004, respectively. The high quarterly net income (loss) volatility for 2005 is also attributable to holding large cash balances in Canadian dollars and high fluctuations in Cdn$/US$ exchange rates. Net foreign exchange gains (losses) totaled ($0.36 million), ($0.32 million), $1.58 million and $0.15 million for the first, second, third and fourth quarters of 2005, respectively. In addition, the Company recognized income from property payments in the third quarter of 2005 totaling $8.35 million as a result of Falconbridge's $10 million earn-in payment on the El Morro project.

B) Liquidity and Capital Resources

At December 31, 2005, the Company had $42.67 million in cash and cash equivalents and working capital of $42.26 million. The Company believes that it has sufficient cash balances to complete construction of the Cerro San Pedro project. The Company may pursue additional debt or equity financing to cover potential cost overruns and for other corporate projects.

For the years ended December 31, 2005, 2004 and 2003, the Company received net proceeds of $0.43 million, $0.76 million and $71.16 million, respectively, from the sale of equity securities and the exercise of warrants and stock options. Approximately $70.77 million of the 2003 net proceeds is due to a private placement financing for $9.46 million that closed in March 2003, and a public equity offering for $61.31 million that closed in December 2003. A portion of the proceeds from the 2003 equity financings was used to purchase the Company's former joint venture partner's 50% interest in the Cerro San Pedro project, to acquire a related royalty and for working capital. The proceeds will also be used for construction of the Cerro San Pedro project.

The December 2003 public equity offering provided for the issuance of 38.7 million units at a price of Cdn$2.20 per unit for gross proceeds of Cdn$85.1 million (US$61.3 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$3.10. The warrants expire on December 11, 2008.

At December 31, 2005, the Company had working capital of $42.26 million as compared to $41.52 million at December 31, 2004. The increase in working capital of $0.74 million was principally due to the $10 million earn-in payment received from Falconbridge, less $9.8 million of additions to mineral properties and deferred expenditures.

The Company's cash and cash equivalents increased by $1.05 million for the year ended December 31, 2005 as compared to a decrease in cash and cash equivalents of $24.49 million for the year ended December 31, 2004. The $25.54 million decrease in 2005 cash outflows was primarily attributable to the following: $11.0 million in acquisition and debt payments in 2004 to the Company's former joint venture partner on the Cerro San Pedro project versus nil in the current period, a decrease in expenditures on mineral properties of $5.86 million, in the current period and an increase in cash received from property payments of $9.70 million in the current period.

As of December 31, 2005, the Company had capitalized mineral properties and deferred expenditures totaling $55.53 million. This amount included $53.14 million relating to the Cerro San Pedro project, of which $7.93 million and $19.75 million was capitalized in 2005 and 2004, respectively, for acquisition and other project related costs.

Capitalized expenditures relating to the El Morro project totaled $0.02 million at December 31, 2005 as compared to $1.64 million at December 31, 2004. The $1.62 million decrease primarily resulted from applying $1.65 million of deferred costs incurred as of August 31, 2005 against the $10 million Falconbridge earn-in payment, also received on August 31, 2005. Additions to deferred costs totaled $0.03 million and $0.60 million for the years ended December 31, 2005 and 2004, respectively.

Substantially all exploration expenditures on the El Morro project since 2000 have been incurred by Falconbridge pursuant to an exploration agreement that provided for Falconbridge to earn a 70% interest in the project. Although Falconbridge completed its earn-in requirements in August 2005, it remains obligated to complete a feasibility study on the project by September 2007, the cost of which will be borne by Falconbridge. As part of its requirement to complete a feasibility study by September 2007, Falconbridge commenced work on a 26,500 meter drilling program in late 2005 at the La Fortuna area of the El Morro project. In the event that future exploration work is performed on the project, the Company will be responsible for its 30% share of these costs.

In September 2004, the Company entered into an option agreement to acquire a 100% interest in the Rio Figueroa copper-gold exploration project in Chile. The agreement provides for the Company to make annual option payments over a five-year period beginning September 2004 totaling $3.5 million, and to incur annual exploration expenditures over a three-year period beginning September 2004 totaling $1.5 million, in order to exercise the option. As of December 31, 2005, the Company had incurred costs on the project totaling $1.86 million.

In September 2005, the Company entered into an option agreement that allows it to earn a 65% interest in precious metal rich exploration properties located in Southwest Alaska and the Aleutian Islands by making qualifying aggregate expenditures totaling $4.75 million over a five-year period beginning September 2005. The Company may increase its interest in individual properties to 70% by completing a pre-feasibility study, and it may further increase its interest in individual properties to 80% by completing a feasibility study. As of December 31, 2005, the Company had incurred costs on the project totaling $0.48 million.

The Company's contractual obligations for future payments are summarized as follows:

Payments Due by Period
		Less than	1 – 3	4 – 5	After 5
Contractual Obligations	Total	1 Year	Years	Years	Years
Long-term debt	$ --	$ --	$ --	$ --	$ --
Capital lease obligations	--	--	--	--	--
Operating leases	354,468	86,263	113,255	103,300	51,650
Purchase obligations1	125,172,000	9,760,000	37,215,000	36,146,000	42,051,000
Other long-term obligations	--	--	--	--	--

Total contractual obligations	$ 125,526,468	$ 9,846,263	$ 37,328,255	$ 36,249,300	$ 42,102,650

1  Purchase obligations include estimated amounts to be incurred by WGI totaling $111.8 million pursuant to a ten-year contract mining and construction services agreement for the Cerro San Pedro project that was entered into on December 30, 2003. The contract provides that the Company may terminate it at any time prior to the end of the ten-year term, but must pay early termination and demobilization fees to WGI as follows:

Termination Period	Termination and Demobilization Fees
Pre-production	$11,560,000
Year 1	$10,160,000
Year 2	$7,460,000
Year 3	$4,760,000
Year 4	$2,960,000
Year 5	$2,360,000
Year 6	$2,060,000
Year 7	$1,660,000
Year 8	$1,360,000
Year 9	--

It is estimated that approximately $1 to $2 million of annual expenditures to be incurred pursuant to the WGI contract will be incurred in Mexican pesos. The US$/peso exchange rate used in the WGI contract was approximately 10.75. As of February 17, 2006, the US$/peso exchange rate was 10.54. In addition to the WGI contract, the Company will incur peso denominated costs for fuel, explosives, power, water, salaries and other supplies averaging approximately $7 million per year. The Company does not currently intend to enter into currency hedging arrangements for its estimated Mexican peso expenditures.

Purchase obligations also include option payments and exploration work commitments totaling $3.4 million for the Rio Figueroa project, and $4.3 million for the Southwest Alaska/Aleutian Islands project. In addition, the Company owes $0.1 million, representing its 30% share of amounts owed to the former owners of certain mining concessions at the El Morro project, within two years of commencement of mining operations, as well as minimum annual royalty payments totaling $0.85 million that are owed to a former owner of certain mining concessions at the Cerro San Pedro project.

The reclamation obligation for the Cerro San Pedro project, based on the Company's September 2003 feasibility study, is estimated to be $4.3 million. The Company has agreed to fund this obligation during mine operations; however, negotiations with the relevant Mexican governmental agency to determine the interim funding requirements have not yet been finalized.

The Company entered into an agreement with a Mexican governmental agency to provide approximately $0.36 million for reforestation of land in the area surrounding the proposed Cerro San Pedro mine that is not owned or leased by the Company. Although the timing for funding this commitment has not been finalized, it is anticipated that the $0.36 million will be funded by the Company over a period of approximately twelve years.

Related Party Transactions

In May 2005, the Company entered into a consulting agreement with a director of the Company to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses. The Company incurred technical advisory fees pursuant to this agreement totaling $9,000 in 2005.

In December 2004, the Company entered into a six-month consulting agreement with a director of the Company to provide technical advisory services. The agreement provided for a minimum monthly retainer fee of $2,500 for up to three days of consulting services per month, plus out-of-pocket expenses. The Company incurred technical advisory fees pursuant to this agreement totaling $2,500 in 2004 and $22,000 in 2005.

In June 2004, the Company entered into a consulting agreement with a director of the Company that provides for corporate advisory services at the rate of $600 per day plus out-of-pocket expenses. The Company incurred corporate advisory fees pursuant to this agreement totaling $12,000 in 2004 and $21,000 in 2005.

In October 2004, the Company entered into a consulting agreement with a company controlled by an individual, who became a director of the Company on June 9, 2005, to provide management services for the Company's Cerro San Pedro project.  The agreement, as amended, provides for consulting fees of $6,250 per month.  Consulting fees incurred pursuant to this agreement totaled $72,500 in 2005.

Evaluation of Disclosure Controls

Management carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Canadian Securities Administrators Multilateral Instrument 52-109, "Certification of Disclosure in Issuer's Annual and Interim Filings") as of December 31, 2005. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations, and are effective in ensuring that information required to be disclosed in the reports that the Company files is accumulated and communicated to management as appropriate to allow for timely decisions regarding required disclosure.

Outstanding Share Data

As of February 17, 2006, the Company has issued one class of common shares and has a total of 83,454,464 shares outstanding. The Company also has 19,350,000 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008. Stock options outstanding as of February 17, 2006 total 2,440,000 and are exercisable for common shares at prices ranging from Cdn$0.83 per share to Cdn$2.54 per share.

Corporate Outlook

In February 2006, the Company received notification from Secretaria de Defensa National ("SEDENA") that the restriction on its 2006 explosives permit that prohibited the use of explosives on land communally owned by Ejido Cerro de San Pedro had been removed. As a result of this development, the Company has recommenced full-scale mine construction at its Cerro San Pedro project during the first quarter of 2006. It is anticipated that construction will be complete by the end of 2006. The September 2003 feasibility study for the project, prepared by WGI, reflects a capital cost estimate of $28.2 million, plus $3 million for working capital. The Company is working with WGI to update the capital cost estimate for the project.

As discussed herein under "Item 4. Information on the Company, D) Property, Plant and Equipment - The Cerro San Pedro Project, Mexico - Environmental - Environmental and Other Permit Status" and "- Surface and Water Rights Acquisition" and elsewhere in this Annual Report, various lawsuits have been filed against Mexican governmental authorities seeking nullification of various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project.  For further information, please see the foregoing Item 4 discussion as well as "Item8. Financial Information. A) Consolidated Financial Statements and Other Financial Information - Legal Proceedings".

In regards to the El Morro project, Falconbridge is obligated to complete a feasibility study on the project by September 2007, the cost of which will be borne by Falconbridge. In the event that exploration work is performed at the El Morro project, the Company will be responsible for its 30% share of these costs.

The Company estimates that 2006 expenditures on its Rio Figueroa, Southwest Alaska/Aleutian Islands and other exploration projects will be approximately $1.3 million. This estimate could materially change depending on the Company's ability to acquire satisfactory exploration projects, progress of work programs on its projects and market conditions.

Risk Factors and Other

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and involve numerous risks as those described under "Item 3. Key Information, D) Risk Factors" in this Annual Report on Form 20-F. Readers are encouraged to give careful consideration to these risk factors which include: risks associated with the Company's history of net losses and the uncertainty of obtaining additional financing for mineral exploration and development activities; risks inherent in the mining industry; risks associated with estimates and forecasts of mineral reserves, mineral resources and production timing and activities; operational and environmental risks; the risk of failure to achieve production or cost estimates; risks of development, construction and mining operations; risks relating to hedging; risks of changes to applicable government regulations relating to the mining industry or to their application or shifts in political conditions in foreign countries; risks of fluctuations in mineral prices and foreign currency exchange rates; risks associated with labor disruptions; risks associated with the repatriation of earnings; the risk of loss of key management employees; risks of competition from larger more established mining companies; risks of adverse rulings from lawsuits and other legal proceedings; and the inability to economically or fully insure against certain risks.

The Company has certain operating and other permits that require periodic renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits prior to commencing mine operations at its Cerro San Pedro project. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company may be forced to suspend or cease its development or operating activities. Risks relating to legal proceedings include various lawsuits that have been filed against governmental agencies seeking to nullify various permits and licenses that have been granted to the Company with respect to it Cerro San Pedro project.  Refer to "Item 4. Information on the Company. D) Property, Plant and Equipment - The Cerro San Pedro Project, Mexico - Environmental - Environmental and Other Permit Status" and "- Surface and Water Rights Acquisition" and "Item 8. Financial Information. A) Consolidated Financial Statements and Other Financial Information - Legal Proceedings" for details of current legal actions pending.

In August 2004, the Company received notification that a Federal Court nullified the Company's Manifestacion de Impacto Ambiental ("MIA") for its Cerro San Pedro project. The MIA is the Mexican equivalent of an Environmental Impact Statement or mining permit in the United States. The Federal Court concluded that the MIA had violated various environmental and other laws. In August 2005, an Appeals Court revoked the August 2004 MIA nullification ruling and sent the case to an Administrative and Fiscal Court for further review. In December 2005, the Administrative and Fiscal Court ruled that the government agency that issued the MIA must issue the Company an amended MIA within four months that conforms to current environmental and other laws.

In June 2005, the Company received a Temporary Occupancy and Right of Way Authorization for the Cerro San Pedro project from the Federal Mining Bureau. This authorization provides the Company with federally mandated surface rights access to its mineral rights over the life of the mine, and overrides the various rulings and appeals in the Agrarian Court that challenged the Company's surface rights access.

Forward-looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as "could", "expect", "believe", "estimate", "anticipate", "project" and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described under the heading "Item 3. Key Information, D) Risk Factors" in this Annual Report on Form 20-F. These may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

C) Research and Development, Patents and Licenses, Etc.

As the Company is a mineral exploration company that has not yet commenced production on any of its properties, the information required by this section is inapplicable.

D) Trend Information

The Company has incurred net losses in three of the last five fiscal years due to the lack of an operating property or other revenue generating activity. The exceptions were the 2005 fiscal year when the Company had net income of $7.96 million as a result of foreign exchange gains of $1.05 million and income from property payments totaling $8.35 million, and the 2004 fiscal year when the Company had net income of $1.37 million as a result of foreign exchange gains totaling $2.17 million. Management anticipates that the Company will incur net losses for at least the next year as a result of ongoing corporate general and administrative expenses, write-downs of mineral properties and deferred costs, and exploration and other expenses. It is anticipated that this trend of losses may reverse if, and when, gold and silver are produced from its 100%-owned Cerro San Pedro project in Mexico. The Company recommenced full construction of its Cerro San Pedro gold and silver project during the first quarter of 2006.

E) Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 20-F.

F) Tabular Disclosure of Contractual Obligations

The information required by this section is included under "Liquidity and Capital Resources".

ITEM 6	Directors, Senior Management and Employees

A) Directors and Senior Management

The following table sets forth the name, municipality of residence, age and the office (if any) held with the Company of each of the officers and directors of the Company.

Name and Municipality of	Age	Office Held	Director
Residence			Since
Craig J. Nelsen2	54	Chairman, Director	1994
Centennial, Colorado
Richard J. Hall	56	President, Chief Executive Officer and	1999
Centennial, Colorado		Director
J. Alan Spence1,2	68	Director	1994
Toronto, Ontario
Ian A. Shaw1,3	66	Director	1994
Toronto, Ontario
Oliver Lennox-King3	56	Director	1998
Toronto, Ontario
Amjad ("A.J.") Ali1,5	62	Director	2005
Vancouver, British Columbia

Robert Martinez2,5	59	Director	2005
Coeur d'Alene, Idaho
Jorge Mendizabal5	66	Director	2005
San Luis Potosi, Mexico
Fred H. Lightner4	59	Former Director	1999
Centennial, Colorado
Bradley J. Blacketor	47	Vice President, Chief Financial Officer &
Lone Tree, Colorado		Secretary

1 Member of the Audit Committee.
2 Member of the Compensation Committee.
3 Member of the Nominating Committee.
4 Mr. Lightner did not stand for re-election to the Board of Directors at the Company's annual general meeting of shareholders on June 9, 2005.
5 Elected to the Board of Directors at the Company's annual general meeting of shareholders on June 9, 2005.

The following is a brief biographical description, including principal occupations of each of the officers and directors of the Company.

Craig J. Nelsen holds a Master of Science degree in Geology from the University of New Mexico and a Bachelor of Arts degree in Geology from the University of Montana, and has been involved in exploration and mining for over 30 years. From January 1991 to January 1994, Mr. Nelsen was Senior Vice-President of Exploration with Lac Minerals Ltd. Mr. Nelsen was the Chairman, Chief Executive Officer and a Director of the Company from January 1994 through March 1999. In April 1999, Mr. Nelsen resigned as Chief Executive Officer of the Company but continues to serve as its Chairman and a Director of the Company. Mr. Nelsen is currently the Executive Vice-President of Exploration and Development for Gold Fields Ltd., an international gold mining company.

Richard J. Hall holds Bachelors and Masters degrees in Geology, and a Masters degree in Business Administration, all from Eastern Washington University. Mr. Hall has over 32 years of experience in the mining industry and has previously held senior management positions with Dayton Mining Corporation and Pegasus Gold Corporation. Mr. Hall was appointed President and Chief Executive Officer and Director of the Company on November 8, 1999.

Ian A. Shaw holds a Bachelor of Commerce degree from the University of Toronto and is a Chartered Accountant. He has over 31 years of experience in the mining industry. Mr. Shaw worked with Sherritt Inc. (1975–1986), Curragh Inc. (1986–1993, most recently as Vice-President and Treasurer), and from October 1993 to present has provided financial management services as a consultant to a number of mineral resource exploration companies. Executive positions he holds or has held since October 1993 include Secretary and Treasurer of CaribGold Resources Inc. (October 1993 to present), Treasurer of Pelangio-Larder Mines, Limited and Vice-President, Finance of Pangea Goldfields Inc. and Tiomin Resources Inc. (January 1994 to December 1994) and Vice-President, Finance of Black Hawk Mining Inc. from 1997 to 1998. Mr. Shaw was formerly the Secretary and Treasurer of the Company, and is currently a Director of the Company, a position he has held since January 1994. Mr. Shaw is also the Vice President of Finance and Chief Financial Officer for Weda Bay Minerals Inc. and Pelangio Mines, Inc., Secretary for Hornby Bay Exploration Limited and a Director of Mexgold Resources Inc.

J. Alan Spence holds a Master of Science degree in Geology from McGill University and an Executive Master of Business Administration diploma from Columbia University. He has been involved in mineral exploration and development for over 36 years, including positions as Director of Exploration with Inco Ltd., Vice-President of North American Partners Ltd., a venture capital fund, and President of South American Goldfields Inc. which pioneered gold and diamond exploration in the Guiana Shield from 1988 to 1992. Mr. Spence was Chairman of Bactech Metallurgical Solutions Inc., a refractory minerals process technology company from 1999 to 2001. Mr. Spence has been a Director of Canuc Resources from 1987 to 1997; a Director of Consolidated Nevada Goldfield Company from 1989 to 1993, and has been President of I.M.I. Minerals Development since 1993. Mr. Spence is currently the President of Spence Resource Management Inc. Mr. Spence has been a Director of the Company since January 1994.

Oliver Lennox-King was previously a Director of the Company from January 1994 until February 1997. In May 1998, Mr. Lennox-King was reappointed a Director of the Company. He has 22 years of senior experience in the mining industry with involvement in marketing and administration. He also spent 11 years as a mining analyst with a brokerage company. He has spent the last 12 years in executive positions and directorships with junior mining companies. Mr. Lennox-King serves on the Boards of a number of Canadian resources companies including Tiomin Resources and Dumont Nickel, and is Chairman of the Board of Fronteer Development. He was the co-founder and Chairman of Pangea Goldfields as well as the co-founder and President of Tiomin Resources. Mr. Lennox-King was a Director of Unisphere Waste Conversion Ltd., a company listed on the TSX Venture Exchange. He resigned as a Director of this Company on February 9, 2005, immediately before a subsidiary of this company filed a Notice of Intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).

Mr. A.J. Ali is a Chartered Accountant with 25 years of experience in the mining and petroleum industries, and another 10 years of experience in the transportation and aerospace services sector. Mr. Ali has been the Executive Vice-President and Chief Financial Officer of EuroZinc Mining Corporation since 2004. From 1998 to 2003, Mr. Ali was the Chief Operating Officer and Chief Financial Officer of Resource 21, a subsidiary of Boeing, designed to produce satellite-based imaging data and information services primarily for the agricultural industry. From 1992 to 1998, Mr. Ali was the Vice-President, Finance and Chief Financial Officer of Vista Gold Corporation, a gold mining company listed on the Toronto Stock Exchange and the American Stock Exchange. From 1981 to 1991, Mr. Ali held various senior financial positions with Denison Mines Limited, with the last one being the Vice President, Finance of its subsidiary Quintette Coal Limited, a company that mined metallurgical coal for export to the Japanese steel industry. Mr. Ali has been a Director of the Company since June 2005.

Mr. Robert Martinez has over thirty years of experience in the mining industry. From 1988 until his retirement in 2004, Mr. Martinez worked for Coeur d'Alene Mines Corporation, most recently as President and Chief Operating Officer. Prior to joining Coeur d'Alene Mines Corporation, Mr. Martinez held senior positions with Amselco Minerals, Phelps Dodge Corporation and Amax, Inc. Mr. Martinez holds a Bachelor of Science in Metallurgical Engineering from the University of Arizona. Mr. Martinez has been a Director of the Company since June 2005.

Jorge Mendizabal is the Managing Director of Minera San Xavier, S.A. de C.V. ("MSX"), the Corporation's wholly owned subsidiary which holds the Cerro San Pedro project. Mr. Mendizabal has been a Director of MSX since 1998. From 2000 to present, Mr. Mendizabal has been the General Director and President of the Board of Firex, S.A. de C.V., a metals recovery consulting company. Mr. Mendizabal has been a Director of Fyrem, S.A. de C.V., which operates a recycling smelter, since 1998. From 1998 to 2001, Mr. Mr. Mendizabal was the General Director and President of the Board of Fyrem, S.A. de C.V. Mr. Mendizabal has been a Director of the Company since June 2005.

Fred H. Lightner holds a Metallurgical Engineering degree from the Colorado School of Mines. He has over 35 years of experience in mine development and project management, including senior management positions with Wharf Resources Ltd., Pegasus Gold Company, Tenneco Minerals Co. and Asarco Inc. He was appointed Vice President of Operations for the Company in September 1996 and was appointed Chief Executive Officer and Director of the Company in March 1999. Mr. Lightner resigned as Chief Executive Officer of the Company in November 1999 and was re-appointed Senior Vice President and Chief Operating Officer. In November 2004, Mr. Lightner retired as Senior Vice President and Chief Operating Officer of the Company, and in June 2005, retired as a Director of the Company.

Bradley J. Blacketor holds a Bachelor of Science degree in Business Administration with distinction from Indiana University and a Masters degree in Business Administration from Colorado State University. He is also a Certified Public Accountant. He has over 23 years of experience in domestic and foreign accounting, taxation and finance. He was Chief Financial Officer and Secretary for Mincorp Ltd. of Denver, Colorado (July 1991 to April 1997), Vice President and Controller of Pincock, Allen & Holt, Inc. of Lakewood, Colorado (July 1988 to July 1991) and an Audit Manager at Touche Ross & Co. in Denver, Colorado (November 1983 to July 1988). He was appointed Chief Financial Officer and Secretary for the Company in April 1997, and Vice President of the Company in June 2003.

B) Compensation

Summary Compensation Table

Long-Term
Compensation
		Annual Compensation			Awards
					Securities	Restricted
					Under	Stock
Name and				Retirement	Options	Units	Other
Principal		Salary	Bonus	Plan	Granted	Granted1	Compensation2
Position	Year	(US$)	(US$)	(US$)	(#)	(#)	(US$)
Richard J. Hall	2005	$148,333	$75,000	$7,417	150,000	70,000	$3,876
President and
CEO
Bradley J.	2005	$128,333	$65,000	$6,417	100,000	50,000	$20,968
Blacketor
VP, CFO &
Secretary

1  In November 2005, the Directors adopted a restricted stock unit ("RSU") plan with an effective date of March 1, 2005. The plan provides for the Compensation Committee of the Board of Directors to grant restricted stock units to employees pursuant to vesting and other conditions as determined by the Compensation Committee; however, the vesting period may not exceed three years from the award date and may be accelerated at the discretion of the Compensation Committee. The settlement value of RSUs will be made in cash and is calculated as the average closing price of the Company's common shares on the Toronto Stock Exchange for the five trading days preceding the date of settlement. As of December 31, 2005, the Company had awarded 120,000 RSUs with a vesting date of March 1, 2008. The fair value of outstanding RSUs granted to Mr. Hall and Mr. Blacketor at December 31, 2005 was $34,500 and $24,644, respectively.

2   Includes payout of accrued vacation to Mr. Hall and Mr. Blacketor totaling $2,555 and $20,564, respectively.

Director Compensation

The non-executive Directors are entitled to annual retainer fees as follows: $5,000 annual board retainer fee, $5,000 annual board committee chairperson fee, $2,500 annual audit committee member fee (non-chairperson) and $500 for each board meeting attended. Annual Director retainer fees totaling $58,000 were paid to the Company's non-executive Directors in 2005.

Directors are also entitled to other remuneration as determined by the Board of Directors. The Company entered into a six-month consulting agreement with Mr. Lightner on December 1, 2004. The agreement provided for a minimum monthly retainer fee of $2,500 for up to three days consulting services per month, plus out-of-pocket expenses. The agreement also provided that any consulting services provided in excess of three days per month will be charged at the rate of $125 per hour. Mr. Lightner rendered services to the Company pursuant to this agreement totaling $22,000 in 2005.

The Company entered into a consulting agreement with Mr. Lennox-King on June 11, 2004 that provides for consulting services at the rate of $600 per day, plus out-of-pocket expenses. Mr. Lennox-King rendered services under the agreement totaling $12,000 in 2004 and $21,000 in 2005, none of which has been paid as of March 20, 2006.

In May 1, 2005, the Company entered into an eight-month consulting agreement with Mr. Martinez to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses. The Company incurred technical advisory fees pursuant to this agreement totaling $9,000 in 2005. In February 1, 2006, the Company entered into another consulting agreement with Mr. Martinez to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses.

In October 2004, the Company entered into a consulting agreement with a company controlled by Mr. Mendizabal to provide management services for the Company's Cerro San Pedro project. The agreement, as amended, provides for consulting fees of $6,250 per month. Mr. Mendizabal became a Director of the Company in June 2005. Consulting fees incurred pursuant to this agreement totaled $72,500 in 2005.

Non-executive Directors are also entitled to reimbursement from the Company of out-of-pocket costs incurred in connection with acting in their capacities as directors.

Retirement Plan

Since 1997, the Company has sponsored a defined contribution tax-deferred retirement plan in accordance with the provisions of Section 401(k) of the U.S. Internal Revenue Code (the "Retirement Plan"). The Retirement Plan is available to all permanent U.S.-based employees. The purpose of the Retirement Plan is to enable the Company's employees to make tax-deferred contributions to a trust established under the Retirement Plan. Upon termination of an employee's employment with the Company, all amounts contributed by the employee to the Retirement Plan, as well as amounts contributed by the Company on behalf of the employee in respect of which the employee has vested, may be paid out to the employee, rolled into another retirement plan maintained by another employer or rolled into an eligible rollover account under the U.S. Employee Retirement Income Security Act.

Under the Retirement Plan, U.S.-based employees of the Company and its affiliates may elect to defer up to 100% of their compensation, but not to exceed $15,000 for 2006 ($14,000 for 2005), by way of payroll deductions ("employee contributions"). The Retirement Plan also allows for employees that are at least age 50 by year end to defer an additional $5,000 for 2006 ($4,000 for 2005). The Company makes a matching contribution to the Retirement Plan in common shares of the Company or cash, subject to a maximum of 50% of the employee's contribution up to 10% of the employee's compensation. By way of example, if an employee elects to contribute 8% of his or her compensation to the Retirement Plan, the Company contributes 4% of the employee's compensation, in the form of common shares of the Company or cash, to the Retirement Plan. If an employee elects to contribute 15% of his or her compensation, the Company contributes 5% of that employee's compensation, in the form of common shares of the Company or cash, to the Retirement Plan. The employee vests in respect of the Company's contributions upon completion of three years' employment with the Company or its affiliates. At the Company's Annual General Meeting of shareholders on June 7, 2001, the shareholders approved the issuance of up to 300,000 shares of Metallica common stock to satisfy the Company's obligations as to employer matching contributions under the Retirement Plan. As of March 20, 2006, 132,871 common shares of the Company had been issued pursuant to the Retirement Plan.

Employment Contracts

The Company has entered into employment contracts with each of its two executive officers: Richard J. Hall, President and Chief Executive Officer, and Bradley J. Blacketor, Vice President, Chief Financial Officer and Secretary. The current annual salaries under these contracts are $160,000 and $140,000, respectively. The contracts are for an unlimited term and provide that in the event the executive officer's employment is terminated by the Company for other than Manifest Cause, as defined, or if the executive officer resigns from his employment for Good Reason, as defined, the Company shall pay to the executive officer a lump sum amount equal to three times the executive officer's annual salary currently in effect.

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

The Board of Directors has assigned specific governance responsibilities to three committees of the board, as follows:

Audit Committee

The Company has an Audit Committee which performs the functions as defined in applicable regulatory and stock exchange requirements. The Audit Committee is composed of three non-management directors who are appointed by the Board. The committee reviews the Company's annual financial statements prior to their acceptance by the Board of Directors. The Committee is also responsible for reviewing the Company's financial reporting procedures and the adequacy of its internal controls, in addition to other duties as outlined in the Audit Committee Charter. It considers the report of the external auditors and examines the fees and expenses for audit services and it recommends to the Board the independent auditors for appointment by the shareholders. It may undertake additional tasks at the request of the Board. The audit committee is composed of Ian A. Shaw, A.J. Ali and J. Alan Spence. A.J. Ali was nominated and accepted his appointment to the Audit Committee on June 10, 2005. Prior to June 10, 2005, Mr. Oliver Lennox-King was a member of the Audit Committee.

Compensation Committee

The Compensation Committee consists of three non-management directors. The Committee reviews and recommends to the Board the remuneration of senior officers, in addition to other duties as outlined in the Compensation Committee Charter. It is also charged with reviewing senior officer hiring, management development and management succession. The Compensation Committee is composed of Craig J. Nelsen, J. Alan Spence and Robert Martinez. Mr. Martinez was nominated and accepted his appointment to the Audit Committee on June 10, 2005.

Nominating Committee

The Nominating Committee consists of two non-management directors. The Committee is responsible for proposing new nominees to the board and for assessing directors on an ongoing basis, in addition to other duties as outlined in the Nominating Committee Charter. The Committee is also responsible for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors. The Nominating Committee is composed of Oliver Lennox-King and Ian A. Shaw.

D) Employees

The number of employees at the end of each of the past three years are summarized below.

	2005	2004	2003
United States:
Management	4	4	4
Professional	0	0	0
Administrative/support	1	1	1
Mexico:
Management	5	7	6
Professional	11	6	0
Administrative/support	63	27	29
Chile:
Professional	1	--	--

E) Share Ownership

The following table sets forth certain information as of March 20, 2006 regarding director and officer share ownership, option and warrant holdings, and outstanding options to purchase the Company's common shares.

					Exercise
					Price of the	Expiration
	Beneficial			Beneficial	Options/	Date of the
Identity of Person or	Share	Number of	Number of	Ownership	Warrants	Options/
Group	Ownership1	Options2	Warrants1	Percentage1	(Cdn$)	Warrants

Craig J. Nelsen	596,000	207,500		1.0%	0.83	06/07/06
		25,000			1.32	03/12/08
		25,000			1.64	03/10/10
J. Alan Spence	51,000	28,750		*	0.83	06/07/06
		25,000			1.32	03/12/08
		25,000			1.64	03/10/10
Ian A. Shaw	20,000	28,750		*	0.83	06/07/06
		25,000			1.32	03/12/08
		25,000			1.64	03/10/10
Oliver Lennox-King	71,000	20,000		*	0.83	06/07/06
		25,000			1.32	03/12/08
		37,500			1.20	06/03/08
		25,000			1.64	03/10/10
Richard J. Hall	417,864	75,000		*	0.83	06/07/06
		200,000			1.32	03/12/08
		150,000			1.64	03/10/10
			10,000		3.10	12/11/08
A.J. Ali		50,000			1.42	06/09/10
Robert Martinez		50,000			1.42	06/09/10
Jorge Mendizabal	16,000	33,333		*	1.64	03/10/10
		16,667			1.42	06/09/10
Bradley J. Blacketor	46,962	87,500		*	1.39	01/10/07
		125,000			1.32	03/12/08
		100,000			1.64	03/10/10

1  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares or warrants owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of March 20, 2006, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 83,645,464 common shares outstanding as of March 20, 2006.

2   Includes vested and non-vested options. * Less than 1%.

The Company's stock option plan was designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term and to reward employees and service providers for both past and future performance. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of his/her position with, and contribution to, the Company. In June 2003, the shareholders approved an increase in the aggregate number of common shares that could be issued under the Company's stock option plan after April 29, 2003 to 5,000,000. Stock options issued and outstanding under the plan as of March 20, 2006 total 2,269,000. In addition, a total of 1,819,166 stock options have been exercised subsequent to April 29, 2003, leaving 911,834 stock options available for issuance under the plan.

ITEM 7	Major Shareholders and Related Party Transactions

A) Major Shareholders

The Company's securities are recorded on the books of its transfer agent in registered form. The majority of such shares are, however, registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective clients. The Company does not have any knowledge of the beneficial owners thereof. To the best of the Company's knowledge, the following is a summary of shareholders who own 5% or more of the Company's shares. The Company is not aware of any other shareholders with a 5% or greater share position in the Company.

	As of December 31,		As of December 31,		As of December 31,
	2005		2004		2003
Beneficial Shareholders	No. of	Percentage	No. of	Percentage	No. of	Percentage
(5% or greater)	Shares	ownership	Shares	ownership	Shares	ownership
Sun Valley Gold LLC1
620 Sun Valley Rd.
P.O. Box 2759
Sun Valley, ID 83353	3,681,100	4.4%	5,041,500	5.95%	--	--
Sun Valley Gold Master Fund Ltd.2
c/o Goldman Sachs (Cayman) Trust,Limited
2nd Floor, Harbour Centre, N. Church St.
P.O. Box 896
George Town, Grand Cayman
Cayman Islands, B.W.I.	<5%	<5%	3,892,899	4.6%	--	--
Falconbridge Limited3
BCE Place
181 Bay Street, Suite 200
Toronto, Ontario M5J 2T3
Canada	8,210,000	9.86%	6,003,863	7.26%	--	--
Passport Management, LLC4
402 Jackson Street
San Francisco, CA 94111	<5%	<5%	<5%	<5%	6,928,860	8.5%
Royce & Associates, LLC5
1414 Avenue of the Americas
New York, NY 10019	5,079,100	6.1%	6,683,800	8.08%	--	--

1  Based on Schedule 13G filed February 14, 2006 and February 14, 2005. Includes warrants exercisable into common shares.

2  Based on Schedule 13G filed February 28, 2005. Includes warrants exercisable into common shares.

3  Based on Schedule 13G filed on January 19, 2006 and February 10, 2005.

4  December 31, 2003 amounts are based on Schedule 13G filed April 19, 2004. Total includes 5,625,079 shares owned of record by Passport Master Fund, LP ("Fund") and 1,303,780 shares owned of record by Passport Master Fund II, LP ("Fund II"), over which Passport Management, LLC ("LLC"), Ralph K. McCluskey II, and John H. Burbank III have shared voting and dispositive power. According to the Schedule 13G, the LLC, which is an investment adviser that is controlled and managed by Messrs. McCluskey and Burbank (as co-Managers), acts as investment adviser to Fund and Fund II.

5  Based on Schedule 13G filed on February 6, 2006 and February 11, 2005.

Each share held by the major shareholders named above is entitled to voting rights that are the same as accorded to all shareholders of the Company.

To the best of the Company's knowledge, at December 31, 2005, 15,098,140 common shares were held by 561 registered record holders in the U.S. The number of outstanding shares of the Company's common stock at March 20, 2006 was 83,645,464. To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal persons severally or jointly.

B) Related Party Transactions

On May 1, 2005 and February 1, 2006, the Company entered into consulting agreements with Robert Martinez, who became a Director of the Company on June 9, 2005, to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses. On December 1, 2004, the Company entered into a six-month consulting agreement with Fred H. Lightner, a Director of the Company until June 9, 2005. The agreement provided for a minimum monthly retainer fee of $2,500 for up to three days consulting services per month, plus out-of-pocket expenses. On June 11, 2004, the Company entered into a consulting agreement with Oliver Lennox-King, a Director of the Company, that provides for consulting fees at the rate of $600 per day plus out-of-pocket expenses. In October 2004, the Company entered into a consulting agreement with a company controlled by Jorge Mendizabal. The agreement, as amended, provides for consulting fees of $6,250 per month. Mr. Mendizabal became a Director of the Company on June 9, 2005. Please see "Item 6. Directors, Senior Management and Employees, B) Compensation – Director Compensation" for additional information.

C) Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8	Financial Information

A) Consolidated Financial Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of the Company for the years ended December 31, 2005, 2004 and 2003, including an Audit Report dated February 6, 2006, except as to Note 1, which is as of February 8, 2006. The following financial statements are included: Consolidated Balance Sheets as at December 31, 2005 and 2004; Consolidated Statements of Operations and Deficit for the Years Ended December 31, 2005, 2004 and 2003; and Consolidated Statements of Cash Flows for the Years Ended December 31, 2005, 2004 and 2003. Also included are Notes to the Consolidated Financial Statements for the Years Ended December 31, 2005, 2004 and 2003. The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as described in Note 13 to the consolidated financial statements, there are no material measurement differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States.

Legal Proceedings

Various lawsuits have been filed against Mexican governmental authorities seeking nullification of various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project.

The Company has recently been advised that another lawsuit was filed against SEDENA seeking the cessation of blasting activity on land owned by Ejido Cerro de San Pedro.  Management believes that this lawsuit is similar to an earlier lawsuit that was resolved in favor of SEDENA, and resulted in SEDENA removing the aforementioned restriction on the Company's explosives permit in February 2006.  In the event of an adverse ruling from this new lawsuit, the Company may be forced to cease blasting on ground owned by Eljido Cerro de San Pedro, which could lead to the suspension or cessation of project construction or operating activities.

The Company has been informed of a lawsuit filed against the Federal Mining Bureau and the Secretary of the Economy seeking nullification of the Company's Temporary Occupancy and Right of Way Authorization for the Cerro San Pedro project. In the event of an adverse ruling from this lawsuit, the Company's surface rights access will revert to a lease agreement for surface rights that has been challenged in an Agrarian Court. An adverse ruling in the Agrarian Court could result in the suspension or cessation of project construction or operating activities.

The Company has also been advised of a lawsuit filed against Instituto Nacional de Anthropologia y Historia (National Institute of Anthropology and History) seeking the suspension of a permit granted to the Company that authorizes it to conduct project construction and operating activities in close proximity to historical monuments.  In the event of an adverse ruling from this lawsuit, the Company may be forced to cease project construction or operating activities.

Please see "Item 4. Information on the Company, D) Property, Plant and Equipment – The Cerro San Pedro Project, Mexico – Environmental – Environmental and Other Permit Status" and D) Property, Plant and Equipment – The Cerro San Pedro Project, Mexico – Surface and Water Rights Acquisition".

Dividend Policy

The Company has not paid any dividends on its Common Shares and has no policy with respect to the payment of dividends.

B) Significant Changes

There have been no significant changes since the date of the audited financial statements, February 6, 2006, except as to Note 1, which is as of February 8, 2006.

ITEM 9	The Offer and Listing

A) Offer and Listing Details

The Common Shares of the Company are listed and posted for trading on the Toronto Stock Exchange (the "TSX"), under the symbol "MR". The Common Shares were also traded on the NASD Over-the-Counter Bulletin Board under the symbol "METLF" until October 29, 2003. Effective October 30, 2003, the Common Shares were listed and began to trade on the American Stock Exchange ("AMEX") under the symbol "MRB". On December 11, 2003, certain warrants to purchase Common Shares of the Company began trading on the TSX under the symbol "MR.WT". The warrants were issued in connection with a Canadian public offering of common shares that closed on December 11, 2003. Each warrant is exercisable into one Common Share at any time through December 11, 2008 at a price of Cdn$3.10 per share.

The following table sets out the annual high and low closing market prices of the Common Shares on the TSX and the AMEX during the last five fiscal years:

	TSX	TSX	AMEX1	AMEX1
	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
2001	1.45	0.19	n/a	n/a
2002	2.02	1.00	n/a	n/a
2003	2.55	1.12	1.96	1.55
2004	2.87	1.15	2.15	0.85
2005	2.50	1.26	2.16	1.03
1 The Company commenced trading on the AMEX on October 30, 2003.

The following table sets out the closing market price range of the Common Shares on the TSX and the AMEX for the last two years by fiscal quarter:

	TSX	TSX	AMEX	AMEX
	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
Fiscal 2004
First Quarter	2.76	2.04	2.11	1.53
Second Quarter	2.87	1.15	2.15	0.85
Third Quarter	1.72	1.15	1.35	0.86
Fourth Quarter	1.90	1.33	1.57	1.12

Fiscal 2005
First Quarter	1.90	1.34	1.52	1.10
Second Quarter	1.84	1.37	1.46	1.09
Third Quarter	1.90	1.26	1.62	1.03
Fourth Quarter	2.50	1.63	2.16	1.40

The following table sets out the high and low closing market prices of the Common Shares on the TSX and the AMEX for the last six months:

	TSX	TSX	AMEX	AMEX
	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
September 2005	1.90	1.59	1.62	1.35
October 2005	1.85	1.63	1.58	1.40
November 2005	2.26	1.77	1.94	1.48
December 2005	2.50	2.04	2.16	1.75
January 2006	3.63	2.28	3.17	1.97
February 2006	3.35	3.00	3.15	2.59

On March 20, 2006, the closing price of the Common Shares was Cdn$3.80 on the TSX and US$3.27 on the AMEX.

B) Plan of Distribution

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

C) Markets

The Company's Common Shares are listed for trading on the Toronto Stock Exchange and the American Stock Exchange.

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

B) Articles of Incorporation and By-laws

On July 16, 2002 the Company was continued from the Business Corporations Act (Ontario) to the Canada Business Corporations Act (the "CBCA"). The effect of the continuance is that the Company is a corporation to which the CBCA applies as if it had been incorporated under the CBCA. The Company's corporation number under the CBCA is 600473-3.

A corporation subsisting under the CBCA has the capacity and, subject to the CBCA, the rights, powers and privileges of a natural person. The Company's Articles and by-laws do not contain any restrictions on the business which the Company may carry on or the powers which the Company may exercise.

The CBCA and the Company's by-laws provide that a director who is a party to, or related to a person who is a party to, a material transaction or contract or a proposed material transaction or contract with the Company shall disclose the nature and extent of his interest at that time to the Company in writing or request that it be entered into the minutes of a meeting of directors. A director who has an interest in a material transaction or contract shall not vote on any resolution to approve that material transaction or contract except as permitted by the CBCA.

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

The Company's by-laws do not provide for any age limit restrictions regarding its directors and there is no requirement that directors hold a specified number of shares in the Company.

Each common share is entitled to share equally with each other common share in dividends from sources legally available therefor, when, as, and if declared by the board of directors and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company that are available for distribution to the holders of the common share. Each holder of common share of the Company is entitled to one vote per share. Cumulative voting shall not be allowed in the election of directors or for any other purpose, and the holders of common share have no preemptive rights, redemption rights or rights of conversion with respect to the common share. All outstanding shares of common share and all shares underlying any warrants when issued will be fully paid and non-assessable by the Company. The Company is authorized to issue an unlimited number of common share within the limits of the CBCA and without stockholder action.

All common shares have equal voting rights and voting rights are not cumulative. The holders of more than 50% of the common shares of the Company could, therefore, if they chose to do so and unless subject to a voting agreement to the contrary, elect all the directors of the Company.

The Company's by-laws are incorporated by reference to the Company's Form 20-F Registration Statement filed on September 22, 1995. The Articles of Continuance are listed as Exhibit 1.2. The only changes to the by-laws/articles of incorporation since September 22, 1995 are presented below:

New Class of Preference Shares

On June 18, 1998 the shareholders approved an amendment to the Company's articles of incorporation to create a new class of preference shares issuable in series ("Preference Shares"). Such amendment was subsequently incorporated in the Company's Articles of Continuance. The rights, privileges, restrictions and conditions attaching to the Preference Shares as a class are as follows:

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

  whether such dividends are cumulative, partly cumulative or non-cumulative;

  the dates, manner and currency of payments of dividends and the dates from which dividends accrue or become payable;

  if redeemable or purchasable, the redemption or purchase prices and the terms and conditions of redemption or purchase, with or without provision for sinking or similar funds;

  any conversion, exchange or reclassification rights; and

  any other rights, privileges, restrictions and conditions not inconsistent with these provisions.

The whole subject to the receipt by the Director under the CBCA of articles of amendment designating and fixing the number of Preference Shares in such series and setting forth the rights, privileges, restrictions and conditions attaching thereto and the issue by such Director of a certificate of amendment with respect thereto.

2. The Preference Shares of each series shall, with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, rank on a parity with the Preference Shares of every other series and be entitled to a preference over the Common Shares and the shares of any other class ranking junior to the Preference Shares. The Preference Shares of any series shall also be entitled to such other preferences, not inconsistent with these provisions, over the Common Shares and the shares of any other class ranking junior to the Preference Shares, as may be fixed in accordance with Section 1 above.

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

Adoption of Rights Plan

A shareholder rights plan ("Rights Plan") was unanimously adopted at a meeting of the Board of Directors held on March 19, 1999 and subsequently approved by the shareholders on June 23, 1999. The provisions of the Rights Plan are set out in an agreement dated as of March 19, 1999 (the "Rights Plan Agreement") between the Company and Equity Transfer Services Inc., as Rights Agent, as previously filed by the Company. Under the Rights Plan, shareholders of the Company have received, for each Common Share issued and outstanding at 5:00 p.m. (Toronto time) on March 23, 1999 (the "Effective Date"), one right to purchase one additional Common Share (a "Right"), under the circumstances and on the terms described in the Rights Plan Agreement. On June 6, 2002, the shareholders of the Company ratified the continued existence of the Rights Plan through March 19, 2005. The Rights Plan expired on March 19, 2005.

Action Necessary to Change the Rights of Holders of the Stock

The rights, privileges, restrictions and conditions attaching to the shares of the Company may only be changed by Articles of Amendment, which must be authorized by a special resolution of shareholders (being a resolution passed by more than two-thirds of the votes cast on the matter at a meeting of shareholders). In certain circumstances specified in the CBCA, including an amendment to the Articles of the Company to create a class of shares having rights superior to those of the common shares, holders of common shares would have a right to dissent in respect of the proposed amendment. Dissenting shareholders who follow the procedure set out in the CBCA are entitled to require the Company to pay them the fair value of their shares.

Conditions Governing Manner in Which Shareholder Meetings are Convoked

The CBCA provides that the directors of the Company may at any time call a special meeting of shareholders, and shall call an annual meeting of shareholders not later than fifteen months after holding the last preceding annual meeting (but no later than six months after the end of the Company's preceding financial year). Meetings of shareholders may be held at any place within Canada that the directors determine. The holders of not less than 5% of the issued shares of the Company that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition.

Notice of each shareholders' meeting must be sent to each of the shareholders, directors and auditor of the Company not less than 21 days and not more than 60 days before the meeting. The Company is required to prepare an alphabetical list of shareholders entitled to receive notice of a meeting, showing the number of shares held by each shareholder, not less than ten days after the record date for determining shareholders entitled to receive such notice (or, if no such record date is fixed, as of the close of business on the day immediately preceding the day on which the notice is given). A shareholder whose name appears on the list is entitled to vote the shares shown opposite their name at the meeting to which the list relates. Each shareholder whose name appears on such list may attend the meeting in person, or may by a written proxy appoint a proxyholder, who need not be a shareholder, to attend and act at the meeting in the manner and to the extent authorized by the proxy.

Limitations on Rights to Own Securities of the Company

Except as provided in the Investment Canada Act (the "Act"), there are not any limitations under the laws of Canada, the CBCA or in the charter or any other constituent documents of the Company on the right of foreigners to hold and/or vote the Common Shares of the Company.

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

The acquisition of certain Canadian businesses is excluded from the higher thresholds set out for Americans. These excluded businesses include oil, gas, uranium, financial services (except insurance); transportation services and cultural services (i.e., the publication, distribution or sale of books, magazines, periodicals [other than printing or typesetting businesses], music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibitions of film or video recordings or audio or video music recordings).

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

Provisions Governing the Ownership Threshold Above Which Shareholder Ownership Must Be Disclosed

The Ontario Securities Act provides that a person that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of, and of control or direction over, securities of the issuer carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities must, within 10 days of becoming an "insider", file an insider report in the required form effective the date on which the person became an insider, disclosing any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. The Ontario Securities Act also provides for the filing of a report by an "insider" of a reporting issuer who acquires or transfers securities of the issuer. This insider report must be filed within 10 days after the end of the month in which the change takes place.

The U.S. rules governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those under the Ontario Securities Act. Section 13 of the Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the Securities and Exchange Commission containing the information prescribed by the regulations under Section 13 of the Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

Significant Differences Between Law Applicable to the Company and Law of the United States

See preceding two paragraphs.

C) Material Contracts

  The Company has entered into the following material contracts during the two years preceding the date of publication of this document:
  Agreement dated March 24, 2004 to acquire Glamis' royalty interest in the Cerro San Pedro project.
  Mining Option to Purchase Contract between Sociedad Contractual Minera Los Potrillos and Metallica Resources Inc. dated September 2, 2004.
  Sale and Purchase and Assignment of Rights in Net Smelter Return Royalty and Contractual Position between Noranda Chile Limitada and Metallica (Barbados) Inc. dated December 15, 2005.
  Employment Agreement between Richard J. Hall and Metallica Resources Inc. and Metallica Management Inc. dated March 1, 2005.
  Employment Agreement between Bradley J. Blacketor and Metallica Resources Inc. and Metallica Management Inc. dated March 1, 2005.
  Standby Agreement between Washington Group Latin America, Inc. and Minera San Xavier, S.A. de C.V. dated March 29, 2005.

  First Amendment to Mining Contract between Washington Group Latin America, Inc. and Minera San Xavier, S.A. de C.V. dated April 5, 2005.
  Option Agreement between Full Metal Minerals Ltd. and Metallica Management Inc. dated September 2, 2005.
  Limited Notice to Proceed between Washington Group Latin America, Inc. and Minera San Xavier, S.A. de C.V. dated November 15, 2005.
  Professional Services Contract between Minera San Xavier, S.A. de C.V. and Caframi dated May 14, 2005.

Please refer to "Item 6. Directors, Senior Management and Employees, B) Compensation – Employment Contracts" for information about the Company's employment contracts with each of its executive officers.

D) Exchange Controls

There are not any governmental laws, decrees or regulations in Canada relating to restrictions on the import/export of capital affecting the remittance of interest, dividends or other payments to non-residential holders of the Company's Common Shares. Any such remittances to United States residents, however, are subject to a 15% withholding tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See "E) Taxation" below.

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

The discussion below is of a general nature only and is not intended to be, nor should it be construed to be, legal, business or tax advice to any particular holder or prospective holder of Common Shares. The tax considerations relative to ownership and disposition of the Common Shares may vary from taxpayer to taxpayer depending on the taxpayer's particular status. Accordingly, holders and prospective holders of Common Shares should consult their own tax advisors regarding any and all tax consequences of purchasing, owning and disposing of Common Shares.

Certain Canadian Federal Income Tax Consequences

The Company believes that the following is a summary of the principal Canadian federal income tax considerations generally applicable to holders of Common Shares who, for purposes of the Income Tax Act (Canada) (the "Canadian Tax Act"): (i) will hold Common Shares as capital property; (ii) deal at arm's length with the Company; (iii) do not and will not have a fixed base or permanent establishment in Canada; (iv) are not and will not be resident or deemed to be resident in Canada at any time while they hold Common Shares; (v) do not use or hold, and are not deemed to use or hold Common Shares in connection with carrying on a business in Canada; and (vi) in the case of a non-resident of Canada who carries on an insurance business in Canada and elsewhere, the Common Shares are not "designated insurance property" pursuant to the amendments to the Canadian Tax Act and Regulations publicly announced by the Minister of Finance prior to the date hereof (the "Proposed Amendments") and are not effectively connected with an insurance business carried on in Canada at any time (a "non-resident holder").

This summary is based on the current provisions of the Canadian Tax Act, the Regulations thereunder, the current provisions of the Canada-United States Income Tax Convention of 1980 (the "Tax Treaty"), and the current published administrative practices of the Canada Revenue Agency ("CRA"). This summary takes into account the Proposed Amendments and assumes that all the Proposed

Amendments will be enacted in their present form. However, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all.

Except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

Dividends

Dividends paid or credited to a non-resident holder on the Common Shares will be subject to a nonresident withholding tax under the Canadian Tax Act at the rate of 25% although such rate may be reduced under the provisions of an applicable income tax treaty.

Disposition of Company Common Shares

A non-resident holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of Common Shares provided such shares are not "taxable Canadian property" to such holder at the time of disposition. Generally, the Common Shares will not be taxable Canadian property to a non-resident holder described above, provided that such shares are listed on a prescribed stock exchange (which currently includes the TSX and the NYSE), and the holder, persons with whom such holder does not deal at arm's length, or the holder and such persons, has not owned (or had under option) 25% or more of the issued shares of any class or series of the capital stock of the Company at any time within five years preceding the date in question.

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

Certain United States Federal Income Tax Consequences

The Company believes that the following is a summary of the principal United States Federal income tax consequences under current law, which are generally applicable to a U.S. holder (as defined below) of Common Shares. This discussion does not address all potentially relevant United States Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of United States Federal income tax law, such as those described below as excluded from the definition of a U.S. holder. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holders is made.

U.S. Holders

As used herein, a "U.S. holder" includes a holder of Common Shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and which is organized under the laws of the United States or any political subdivision thereof, and any other person or entity whose ownership of Common Shares is effectively connected with the conduct of a trade or business in the United States. A U.S. holder does not include persons subject to special provisions of United States Federal income tax law.

Distributions on Common Shares

U.S. holders receiving distributions (including constructive distributions) with respect to Common Shares are required to include in their gross income for United States Federal income tax purposes, the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. holder's United States Federal income tax liability or, alternatively, may be deducted in computing the U.S. holder's United States Federal taxable income by those who itemize deductions. (See more detailed discussion under the heading "Foreign Tax Credit" below). To the extent that such distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a tax free return of capital up to the U.S. holder's adjusted basis in the Common Shares and thereafter as gain from the sale or exchange of the Common Shares. Preferential tax rates for net capital gains are applicable to a U.S. holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. holder which is a corporation or is an entity taxable as a corporation.

Foreign Tax Credit

A U.S. holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common Shares may be entitled, at the option of the U.S. holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from amounts paid to) the U.S. holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. holder's United States income tax liability that the U.S. holder's foreign source income bears to his or her worldwide taxable income.

Disposition of Common Shares

A U.S. holder will recognize a gain or loss upon the sale of Common Shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) and shareholder's tax basis in the Common Shares. This gain or loss will be a capital gain or loss if the Common Shares are a capital asset in the hands of the U.S. holder, and will be either a short-term or long-term capital gain or loss depending upon the holding period of the U.S. holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of Common Shares.

Passive Foreign Investment Company

The Company may potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Internal Revenue Code of 1986, as amended, depending upon whether (i) 75% or more of its gross income is passive income; or (ii) 50% or more of the average amount of its assets produce (or are held for the production of) passive income.

The Company does not believe that it is a PFIC, as defined in Section 1297 of the Internal Revenue Code of 1986, for the year ended December 31, 2005. For the years ended December 31, 2004 and 2003, the Company believes that it was a PFIC. The Company's determination in this respect has been made after reviewing the PFIC provisions and applying such provisions to its past and present situations. Although it is considered unlikely, there can be no assurance that the Company's determination concerning its PFIC status may not be challenged by the IRS, or that the Company will be able to satisfy record-keeping requirements, which are imposed on certain PFICs. The Company intends to make annual information available to each U.S. holder as to its potential PFIC status and income to be reported.

If a U.S. holder does not make an election with respect to a PFIC, such U.S. holder may be subject to additional tax and to an interest charge upon receiving certain dividends from a PFIC, or upon the disposition of shares of a PFIC. The tax and interest charge are determined by allocating the distribution or gain over the U.S. holder's holding period of the stock, imposing tax at the highest rate in effect for each tax year to which the excess distribution is allocated, and calculating interest on that unpaid tax.

If the U.S. holder makes a timely election either to treat a PFIC as a qualified electing fund ("QEF") or to mark-to-market any publicly traded PFIC stock, the above-described rules generally will not apply. If a QEF election is made, a U.S. holder would include annually in gross income his or her pro rata share of the PFIC's ordinary earnings and net capital gain, regardless of whether such income or gain was actually distributed.

The mark-to-market election would cause a PFIC shareholder to include in income each year an amount equal to the excess, if any, of the fair value of the PFIC stock as of the close of the taxable year over the shareholder's adjusted basis in such stock; or allow the shareholder a deduction for the excess, if any, of the adjusted basis of the PFIC stock over its fair market value as of the close of the taxable year. The shareholder's adjusted basis in the PFIC stock is increased by the amount included in income and decreased by any deductions allowed.

The PFIC rules are exceedingly complex and, therefore, each U.S. holder is encouraged and expected to consult his or her own tax advisor regarding the effect of the Company's potential PFIC status on such U.S. holder.

The foregoing summary is a general discussion of the United States Federal income tax considerations to U.S. holders of Common Shares under current law. It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of Common Shares is not effectively connected with the conduct of a trade or business in the United States, shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation, and any other non U.S. holders. In addition, U.S. holders may be subject to state, local or foreign tax consequences. This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made. Holders and prospective holders should therefore consult their own tax advisors with respect to their particular circumstances. This discussion is limited to U.S. holders who hold their Common Shares as capital assets.

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

The Company is engaged in the acquisition of precious and base metals projects, principally gold, silver and copper, and related activities including exploration, engineering, permitting and the preparation of feasibility studies. The value of the Company's properties is related to precious and base metals prices and changes in precious and base metals prices could affect the Company's ability to generate revenue from its portfolio of projects.

Gold prices may fluctuate significantly from time to time and are affected by numerous factors, including the following: expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic circumstances and governmental policies, including those with respect to gold holdings by central banks. The demand for, and supply of, precious and base metals affect precious and base metal prices, but not necessarily in the same manner as demand and supply affect the prices of other commodities. The supply of precious and base metals consists of a combination of new mine production and existing stocks of bullion and fabricated inventories held by governments, public and private financial institutions, industrial organizations and private individuals. The demand for gold primarily consists of jewelry and investments, whereas the demand for copper and silver is principally from industrial applications. Additionally, hedging activities by producers, consumers, financial institutions and individuals can affect precious and base metals supply and demand. While gold, silver and copper can be readily sold on numerous markets throughout the world, the market value of these metals cannot be predicted for any particular time unless hedging activities are undertaken.

Because the Company has exploration projects in North and South America, it is subject to foreign currency fluctuations. Most of the Company's exposure to foreign currency fluctuations relates to its decision to hold high cash and cash equivalent balances in Canadian dollars. In addition, the Company has significant expenditures in Mexican pesos attributable to its Cerro San Pedro project in Mexico. The Company has not engaged in currency hedging to offset any risk of currency fluctuations. The Company has no debt outstanding, nor does it have any investment in debt instruments other than highly liquid short-term investments. Accordingly, the Company considers its interest rate risk exposure to be insignificant at this time.

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

Neither the Company nor any other person has (i) modified materially any instrument defining the rights of holders of any class of registered securities, (ii) modified materially or qualified the rights evidenced by any class of registered securities by issuing or modifying any other class of securities, or (iii) withdrawn or substituted a material amount of the assets securing any class of registered securities. There has been no change in the trustees or paying agents for any of the Company's securities during the previous fiscal year.

ITEM 15	Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2005, an evaluation was carried out by the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2005, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16	[Reserved]

ITEM 16A	Audit Committee Financial Expert

The Company has an Audit Committee established by the Board of Directors. The members of the Audit Committee are A.J. Ali, J. Alan Spence and Ian A. Shaw. The Board has designated Mr. Ian A. Shaw as the "Audit Committee Financial Expert" as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Shaw is "independent" as that term is defined under the rules of the American Stock Exchange.

ITEM 16B	Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Company's Code of Business Conduct and Ethics is posted on its website, www.metal-res.com.

ITEM 16C	Principal Accountant Fees and Services

The aggregate amounts billed by PricewaterhouseCoopers LLP, Chartered Accountants ("PWC") to the Company for each of the fiscal years ended December 31, 2005 and 2004 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended	Year Ended
	Dec. 31, 2005	Dec. 31, 2004
	(Cdn$)	(Cdn$)
Audit Services
Consolidated financial statements	$91,250	$72,800
Quarterly reviews	23,500	23,600
Total Audit Fees	114,750	96,400

Audit-related Services
Audit related services	8,500	7,000
Total Audit-related Fees	8,500	7,000
	$123,250	$103,400

The inclusion of fees is based on the accrual method (i.e., fees attributable to the fiscal year under audit) in each category. Fees relating to tax services for the Company are not provided by PWC.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company's independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements and fees for 2005 and 2004 were pre-approved by the Audit Committee. The Audit Committee reviews with PWC whether the non-audit services to be provided are compatible with maintaining the auditors' independence. The Board has determined that, starting in 2004, fees paid to the independent auditors for non-audit services in any year will not exceed the fees paid for audit services during the year. Permissible non-audit services will be limited to fees for tax services, accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as prospectus filings, registration statement filings or private placements.

ITEM 16D	Exemptions from the Listing Standards for Audit Committees

The information referred to in this section is not applicable as to the Company, as it is not relying on an exemption from the AMEX listing standards for audit committees.
ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not conduct any repurchases of its equity securities during the fiscal year ended December 31, 2005.

PART III

ITEM 17	Financial Statements

The following financial statements are attached and incorporated herein:
ITEM 18	Financial Statements

See Item 17.

ITEM 19	Exhibits

The following exhibits are attached and incorporated herein:
Description of Document
1.1	Certificate of Incorporation	*
1.2	Certificate of Continuance dated July 16, 2002	*
1.3	Articles of Continuance dated July 16, 2002	*
1.4	By-Laws dated July 16, 2002	*
4.1	Shareholder Rights Plan Agreement dated March 19, 1999	*
4.2	Noranda Exploration Agreement dated September 14, 1999	*
4.3	Noranda Exploration Agreement dated February 10, 2000	*
4.4	Share Purchase Agreement between Glamis de Mexico, S.A. de C.V., Raleigh Mining International Limited, Metallica Resources Inc. and Minera San Xavier, S.A. de C.V. dated February 12, 2003	*

Description of Document
4.5

Mining Contract dated December 30, 2003 between Minera San Xavier, S.A. de C.V., Metallica Resources Inc. and Washington Group Latin America, Inc. for contract mining and related construction services for the Cerro San Pedro project

*
4.6

Contract for Construction dated March 3, 2004 between Minera San Xavier, S.A. de C.V. and Mextica de Mexico S. de R.L., de C.V., for procurement, supply, installation and construction of certain facilities at the Cerro San Pedro project

*
4.7	Agreement between Glamis de Mexico, S.A. de C.V., et. al. and Minera San Xavier, S.A. de C.V., et. al. dated March 24, 2004 to acquire Glamis' royalty interest in the Cerro San Pedro project	*
4.8	Lease between Ejido Cerro de San Pedro and Minera San Xavier, S.A. de C.V.	*
4.9	Mining Option to Purchase Contract between Sociedad Contractual Minera Los Potrillos and Metallica Resources Inc. dated September 2, 2004	*
4.10	Sale and Purchase and Assignment of rights in Net Smelter Return Royalty and Contractual position between Noranda Chile Limitada and Metallica (Barbados) Inc. dated December 15, 2004	*
4.11	Employment Agreement between Richard J. Hall and Metallica Resources Inc. and Metallica Management Inc. dated March 1, 2005	*
4.12	Employment Agreement between Bradley J. Blacketor and Metallica Resources Inc. and Metallica Management Inc. dated March 1, 2005	*
4.13	Consulting Agreement between Fred H. Lightner and Metallica Resources Inc. dated December 1, 2004	*
4.14	Services Agreement between Oliver Lennox-King and Metallica Resources Inc. dated June 11, 2004	*
4.15	Professional Services Contract between Firex and Minera San Xavier, S.A. de C.V. dated October 25, 2004
4.16	Amendment Agreement to the Professional Services Contract between Firex and Minera San Xavier, S.A. de C.V. dated April 15, 2005
4.17	Standby Agreement between Washington Group Latin America, Inc. and Minera San Xavier, S.A. de C.V. dated March 29, 2005
4.18	First Amendment to Mining Contract between Washington Group Latin America, Inc. and Minera San Xavier, S.A. de C.V. dated April 5, 2005
4.19	Consulting Agreement between Robert Martinez and Metallica Management Inc. dated May 1, 2005

Description of Document
4.20	Option Agreement between Full Metal Minerals Ltd. and Metallica Management Inc. dated September 2, 2005
4.21	Limited Notice to Proceed between Washington Group Latin America, Inc. and Minera San Xavier, S.A. de C.V. dated November 15, 2005
4.22	Consulting Agreement between Robert Martinez and Metallica Management Inc. dated February 1, 2006
4.23	Letter Agreement re: Standby Term between Washington Group Latin America and Minera San Xavier, S.A. de C.V. dated May 12, 2004
4.24	Professional Services Contract between Minera San Xavier, S.A. de C.V. and Caframi dated May 14, 2005.
8	Subsidiaries of the Company
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
* Previously filed.

Metallica Resources Inc.
(A development stage company)

Consolidated Financial Statements
as at December 31, 2005 and 2004 and for the
years ended December 31, 2005, 2004 and 2003

Management's Report

To the Board of Directors and Shareholders of Metallica Resources Inc.

Management is responsible for the preparation of the information contained in this annual report and for the consistency between the consolidated financial statements and other financial and operating data contained elsewhere in the report. The accompanying consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and necessarily include amounts based on estimates and judgments.

Management has established and maintains a system of internal controls designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that financial information is reliable and accurate. The Audit Committee of the Board of Directors, comprised of non-management directors, has reviewed the consolidated financial statements with management and the external auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

The Company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders and have conducted an audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Their report follows.

"Richard J. Hall"
Richard J. Hall
President and Chief Executive Officer

"Bradley J. Blacketor"
Bradley J. Blacketor
Vice President, Chief Financial Officer and Secretary

February 6, 2006

Auditors' Report

To the Shareholders of Metallica Resources Inc.

We have audited the accompanying consolidated balance sheets of Metallica Resources Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations and deficit and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Metallica Resources Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in accordance with accounting principles generally accepted in Canada.

"PricewaterhouseCoopers LLP"
Chartered Accountants
Vancouver, British Columbia

February 6, 2006, except for Note 1, which is as of February 8, 2006

Comments by Auditors for United States Readers on Canada-United States Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company's financial statements, such as the changes described in Note 2 to the financial statements. Our report to the shareholders dated February 6, 2006 except for Note 1, which is as of February 8, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

"PricewaterhouseCoopers LLP"
Chartered Accountants
Vancouver, British Columbia

February 6, 2006, except for Note 1, which is as of February 8, 2006

Metallica Resources Inc.
(A development stage company)

Consolidated Balance Sheets

December 31, 2005 and 2004
U.S. dollars

	2005	2004
Assets
Current assets:
Cash and cash equivalents (Note 11)	$42,669,830	$41,617,044
Value-added tax receivable and other current assets	969,947	640,244
	43,639,777	42,257,288

Mineral properties and deferred expenditures (Note 3)	55,530,251	47,355,378
Property, plant and equipment (Note 4)	503,585	416,464
Other assets (Note 10)	246,271	263,970

Total assets	$99,919,884	$90,293,100

Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$1,383,006	$738,384

Asset retirement obligation (Note 5)	343,164	203,818

Shareholders' equity:
Share capital (83,301,676 common shares, 2004: 82,687,043) (Note 6(b))	108,158,077	107,661,917
Contributed surplus (Note 6(d))	1,484,554	--
Warrants (Note 6(d))	5,889,285	7,373,839
Stock options (Note 6(c))	1,431,014	1,043,156
Deficit	(18,769,216)	(26,728,014)
	98,193,714	89,350,898

Total liabilities and shareholders' equity	$99,919,884	$90,293,100

Contingencies (Notes 1 and 9)
Commitments (Note 10)

Approved by the Board:

"Craig J. Nelsen"	"Ian A. Shaw"
Craig J. Nelsen	Ian A. Shaw

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(A development stage company)

Consolidated Statements of Operations and Deficit

For the years ended December 31, 2005, 2004 and 2003
U.S. dollars, except shares outstanding

	2005	2004	2003

Interest income	$1,036,850	$925,180	$158,087
Income from property payments (Notes 3(b and f))	8,349,264	300,000	150,000

	9,386,114	1,225,180	308,087

General and administrative expense	1,748,514	1,469,246	1,252,077
Exploration expense	232,252	192,627	212,366
Reclamation and property closure costs	--	22,368	17,421
Stock-based compensation expense	341,110	83,466	6,675
Write-down of mineral properties and deferred expenditures	2,518	81,469	703,536
Interest expense (Note 3(a))	--	40,260	446,851
Foreign exchange (gain)	(1,045,359)	(2,169,257)	(609,547)

Income (loss) before income taxes	8,107,079	1,505,001	(1,721,292)

Income tax provision (benefit) (Note 7)	148,281	136,539	(5,745)

Net income (loss)	7,958,798	1,368,462	(1,715,547)

Deficit at beginning of year as previously reported	(26,728,014)	(27,695,861)	(25,980,314)
Stock-based compensation expense (Note 6(c))	--	(400,615)	--
Deficit at beginning of year as restated	(26,728,014)	(28,096,476)	(25,980,314)

Deficit at end of year	$(18,769,216)	$(26,728,014)	$(27,695,861)

Basic net income (loss) per share	$0.10	$0.02	$(0.04)
Diluted net income (loss) per share	$0.10	$0.01	$(0.04)

Weighted average number of common shares outstanding	82,952,717	82,405,035	42,865,141

Metallica Resources Inc.
(A development stage company)

Consolidated Statements of Cash Flows

For the years ended December 31, 2005, 2004 and 2003
U.S. dollars

	2005	2004	2003
Cash flows provided from (used for) operating activities
Net income (loss)	$7,958,798	$1,368,462	$(1,715,547)
Non-cash items:
Depreciation and amortization	11,542	12,865	10,564
Stock-based compensation expense	341,110	83,466	6,675
Restricted stock units	59,435	--	--
Interest expense	--	40,260	442,933
Common share contribution to retirement plan	19,449	23,060	21,735
Reclamation and property closure costs	--	--	17,421
Write-down of mineral properties and deferred expenditures	2,518	81,469	703,536
Foreign exchange (gain) on foreign cash held	(1,045,359)	(2,169,257)	(609,547)
Changes in non-cash working capital:
Value-added tax and other current assets	(329,703)	(224,366)	(158,022)
Accounts payable and accrued liabilities	85,169	(21,884)	217,940
Reclamation and closure cost obligation	--	(29,796)	(137,625)
Other assets	17,500	(245,492)	(13,664)

	7,120,459	(1,081,213)	(1,213,601)
Cash flows provided from (used for) investing activities
Acquisition of subsidiary, net of cash acquired	--	(5,000,000)	(1,921,933)
Mineral properties and deferred expenditures	(9,024,369)	(14,889,399)	(2,044,946)
Mineral properties and deferred expenditures
applied to income from property payments	1,650,736	--	--
Payments to acquire property, plant and equipment	(169,136)	(254,405)	(105,504)

	(7,542,769)	(20,143,804)	(4,072,383)
Cash flows provided from (used for) financing activities
Common shares and units issued for cash, net of issue costs	--	--	70,774,607
Proceeds from exercise of warrants	--	400,230	168,454
Proceeds from exercise of options	429,737	362,618	222,546
Repayment of acquisition debt	--	(6,000,000)	(5,000,000)
Repayment of note payable	--	(200,100)	--
Proceeds from repayment of loan to director	--	--	100,000

	429,737	(5,437,252)	66,265,607

Foreign exchange gain on foreign cash held	1,045,359	2,169,257	609,547

Increase (decrease) in cash and cash equivalents	1,052,786	(24,493,012)	61,589,170
Cash and cash equivalents, beginning of year	41,617,044	66,110,056	4,520,886

Cash and cash equivalents, end of year	$42,669,830	$41,617,044	$66,110,056

Supplementary cash flow information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(A development stage company)

Notes to Consolidated Financial Statements
U.S. dollars

1. Nature of Operations

Metallica Resources Inc. (the "Company") is engaged in the exploration, development and acquisition of precious metal rich mineral properties located principally in North and South America.

The Company commenced construction of its 100%-owned Cerro San Pedro gold and silver project in Mexico in February 2004. In June 2004, construction of the mine was suspended pending resolution of various permitting and other issues involving the project as discussed in Note 3(a) and Note 9. The Company received notification from Secretaria de Defensa National ("SEDENA") that the restriction on its explosives permit for the project that prohibited the use of explosives on land communally owned by the Ejido of Cerro de San Pedro was removed. The Company intends to recommence full scale mine construction during the first quarter of 2006. It is anticipated that mine construction will be completed by the end of 2006.

In June 2005, the Company received a Temporary Occupancy and Right of Way Authorization from the Federal Mining Bureau for its Cerro San Pedro project. This authorization provides the Company with federally mandated surface rights access to its mineral rights over the life of the mine, and overrides the various rulings and appeals in the Agrarian Court that challenged the Company's surface rights access.

The Company has been notified of various lawsuits and legal actions that have been filed by a group of project opponents against governmental agencies seeking nullification of various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project.  Various lawsuits and legal actions have been filed by members of this group over the past three years, those that have had final rulings have all been resolved in favor of the various governmental agencies.  In the event of an adverse ruling from any of the unresolved lawsuits, the Company could be forced to suspend or cease project construction or operating activities.

The Company is also advancing a copper-gold exploration project in Chile with Falconbridge Limited ("Falconbridge"), formerly Noranda Inc., (Note 3(b)) and is pursuing various other exploration projects in the Americas.

2. Summary of Significant Accounting Policies

These consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. The significant measurement differences between these principles and those that would be applied to the Company under United States GAAP are described in Note 13.

Consolidation

These consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries, after elimination of intercompany balances and transactions.

·	Datawave Sciences Inc.	·	Metallica Management Inc.
·	De Re Holdings Inc.	·	Minera Metallica Limitada
·	Desarrollos Metallica C.A.	·	Minera San Xavier, S.A. de C.V.
·	MMM Exploraciones, S.A. de C.V.	·	Raleigh Mining International Limited
·	Metallica (Barbados) Inc.	·	Servicios del Plata y Oro, S.A. de C.V.

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of income and expenses during the reporting period. Significant estimates that involve highly subjective assumptions by management include the Company's estimated reclamation obligation for its Cerro San Pedro project in Mexico, its estimation of stock-based compensation amounts and its assessment of its mineral property carrying values for impairment. Actual results could differ from those reported.

Foreign Currency Translation

The Company considers the U.S. dollar to be the functional currency of all of its operations. The Company's subsidiaries are integrated foreign subsidiaries and, accordingly, foreign currency amounts are translated into U.S. dollars using the temporal method. Monetary balances are translated at the rate of exchange at the balance sheet date, nonmonetary balances at historic exchange rates and other revenue and expense items at average exchange rates. Foreign currency gains and losses are included in earnings for the period.

Cash and Cash Equivalents

Cash and cash equivalents include cash in demand deposits and short-term money market investments that, on acquisition, have a term to maturity of three months or less.

Mineral Properties and Deferred Expenditures

The costs of acquiring mineral property interests, and related exploration and development costs incurred thereafter, are capitalized until commercial production is established, the property is disposed of through sale or otherwise, or the carrying value is impaired. Expenditures related to generative exploration are expensed as incurred. If a project is put into commercial production, capitalized costs would be depleted on the unit-of-production basis.

Proceeds received from the partial sale or sale of any interest in a property are credited against the carrying cost of such property until the payments are in excess of the costs incurred, at which time they are then credited to income.

The costs deferred at any point in time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing, future profitable production, or proceeds from the disposition of the properties.

Management regularly reviews the carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves and value beyond proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is made with a charge to earnings. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if the carrying value can be recovered.

Management's estimates of mineral prices, recoverable proven and probable reserves and value beyond proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management's estimate of the net cash flow to be generated from its properties.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

Depreciation and Amortization

Property, plant and equipment assets are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the related assets. The following estimated useful lives are being used:

Equipment	3 to 17 years
Vehicles	4 years
Buildings and leasehold improvements	3 to 20 years
Furniture	3 to 10 years

Asset Retirement Obligations

On January 1, 2004, the Company adopted the new accounting standard for asset retirement obligations. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The adoption of this standard did not have any impact on the Company's financial position or results of operations in 2003 as the Company did not commence construction at its Cerro San Pedro project until February 2004.

Financial Instruments

At December 31, 2005, the carrying values of cash and cash equivalents, value-added tax and other current assets, and accounts payable and accrued liabilities approximate their fair values due to the relatively short period to maturity of the instruments.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Future tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Stock-based Compensation

The Company's stock-based compensation plan is described in Note 6. Effective January 1, 2004, the Company retroactively adopted the revised Canadian Institute of Chartered Accountants ("CICA") Section 3870, "Stock-based Compensation and Other Stock-based Payments", which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Any consideration paid upon the exercise of stock options, in addition to the fair value attributable to stock options granted after January 1, 2002, is credited to share capital. The fair value attributable to stock options that expire unexercised is credited to contributed surplus. The fair value attributable to stock options that are forfeited is credited to earnings.

The Company applied these provisions retroactively, without restatement of prior years, resulting in a cumulative increase to the deficit of $400,615 and a corresponding increase to stock options on January 1, 2004, with respect to options granted in 2002 and 2003.

Per Share Amounts

Basic per share amounts are calculated using the weighted average number of common shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds from the exercise of options and warrants would be used to purchase common shares at the average market price during the year. The weighted average number of common shares outstanding is adjusted for the net increase in the number of common shares issued upon exercise of the options and warrants. Stock options and warrants are included in the calculation of diluted per share amounts only to the extent that the average market price of the common shares during the year exceeds the exercise price of the options or warrants. During years when the Company has generated a loss, the potential shares to be issued from the assumed exercise of options and warrants are not included in the computation of diluted per share amounts since the result would be anti-dilutive.

Variable Interest Entities

Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, "Consolidation of Variable Interest Entities", which requires consolidation of entities in which the Company has a controlling financial interest. The Company has determined that it has no variable interest entities.

3. Mineral Properties and Deferred Expenditures

Mineral property costs and deferred expenditures are summarized as follows:

	Mineral	Deferred
December 31, 2005	Property Costs	Expenditures	Total
Cerro San Pedro, Mexico (a):
Balance at January 1, 2005	$23,869,587	$21,345,638	$45,215,225
Additions	4,737	7,924,071	7,928,808
Balance at December 31, 2005	23,874,324	29,269,709	53,144,033

El Morro, Chile (b):
Balance at January 1, 2005	690,000	949,589	1,639,589
Additions	--	31,522	31,522
Proceeds from property payment	(690,000)	(960,736)	(1,650,736)
Balance at December 31, 2005	--	20,375	20,375

Rio Figueroa, Chile (c):
Balance at January 1, 2005	115,856	375,182	491,038
Additions	219,186	1,145,508	1,364,694
Balance at December 31, 2005	335,042	1,520,690	1,855,732

Other Projects, Chile (d):
Balance at January 1, 2005	8,043	1,483	9,526
Additions	20,114	1,226	21,340
Write-offs	(2,518)	--	(2,518)
Balance at December 31, 2005	25,639	2,709	28,348

Southwest Alaska/Aleutian Islands, USA (e):
Balance at January 1, 2005	--	--	--
Additions	310,208	171,555	481,763
Balance at December 31, 2005	310,208	171,555	481,763

	$24,545,213	$30,985,038	$55,530,251

	Mineral	Deferred
December 31, 2004	Property Costs	Expenditures	Total
Cerro San Pedro, Mexico (a):
Balance at January 1, 2004	$16,115,223	$9,353,297	$25,468,520
Acquisition of subsidiary	5,000,000	--	5,000,000
Additions	2,754,364	11,992,341	14,746,705
Balance at December 31, 2004	23,869,587	21,345,638	45,215,225

El Morro, Chile (b):
Balance at January 1, 2004	90,000	949,589	1,039,589
Acquisition of royalty	600,000	--	600,000
Balance at December 31, 2004	690,000	949,589	1,639,589

Rio Figueroa, Chile (c):
Balance at January 1, 2004	--	--	--

Additions	115,856	375,182	491,038
Balance at December 31, 2004	115,856	375,182	491,038

Other Projects, Chile (d):
Balance at January 1, 2004	15,570	50,711	66,281
Additions	8,971	15,743	24,714
Write-offs	(16,498)	(64,971)	(81,469)
Balance at December 31, 2004	8,043	1,483	9,526

	$24,683,486	$22,671,892	$47,355,378

a) Mexico – Cerro San Pedro Project

The Cerro San Pedro gold and silver project (the "Project") is located in the State of San Luis Potosí, Mexico and is 100%-owned by the Company's wholly owned subsidiary, Minera San Xavier, S.A. de C.V. ("MSX"). The feasibility study for the Project is based on an open-pit mining operation with heap-leach processing of ores.

On February 12, 2003, the Company acquired Glamis Gold Ltd.'s ("Glamis") 50% equity interest in MSX for $18 million, less 50% of MSX's working capital deficit at closing of $58,328. The purchase price was paid as follows:

 i) $2 million paid at closing.

ii) 50% of MSX's working capital deficit at closing of $58,328, paid to the Company subsequent to closing.

iii) $5 million paid on August 12, 2003.

iv) $6 million paid on February 10, 2004.

v) $5 million paid on March 24, 2004.

The $5 million payment that was made on March 24, 2004 was initially due and payable upon commencement of commercial production ($2.5 million) and one year from commencement of commercial production ($2.5 million). These amounts initially represented contingent consideration and were not recognized as acquisition costs until March 2004.

The acquisition of Glamis' 50% equity interest in MSX was a business combination accounted for as a purchase transaction. As of December 31, 2003, the fair value of the consideration of $13 million ($18 million less $5 million of contingent payments) less 50% of MSX's working capital deficit of $58,328, was allocated to the fair value of the net assets acquired as follows:

Cash	$19,739
Other current assets	72,376
Property, plant and equipment	75,708
Mineral properties	12,461,971
12,629,794

Current liabilities and other	(71,265)
Note payable	(100,050)

Fair value of net assets acquired	$12,458,479

Consideration:
Cash at closing, less working capital deficit	$1,941,672
Present value of future cash payments, discounted at 6%	10,516,807

$12,458,479

Initial acquisition debt of $10.5 million represented the estimated present value of future cash payments of $11.0 million, discounted at 6%. Interest accretion for the years ended December 31, 2004 and 2003 was $40,260 and $442,933, respectively. The acquisition debt was paid off in February 2004.

On March 24, 2004, the Company acquired a sliding scale net returns royalty that Glamis had retained as part of the sale of its 50% equity interest in MSX to the Company in February 2003, and prepaid the remaining $5 million of contingent consideration owed to Glamis, for $7.25 million. The $7.25 million payment was allocated to mineral properties.

In December 2003, the Company awarded a contract to Washington Group International ("WGI") to provide the Company with contract mining and related construction services over the pre-production period and estimated mine life totaling approximately ten years. The contract has a remaining estimated gross value, exclusive of fuel costs, of approximately $112 million. The contract also provides that the Company, and in certain circumstances WGI, may terminate the contract at any time prior to the end of the ten-year term, but the Company would be required to pay early termination fees and equipment demobilization costs to WGI as follows:

Demobilization and
Termination Period	Termination Fees
Pre-production	$11,560,000
Year 1	$10,160,000
Year 2	$7,460,000
Year 3	$4,760,000
Year 4	$2,960,000
Year 5	$2,360,000
Year 6	$2,060,000
Year 7	$1,660,000
Year 8	$1,360,000
Year 9	--

In the event that the contract is terminated as a result of force majeure, the Company is only obligated to pay WGI equipment demobilization and termination fees totaling approximately $2.0 million.

Project construction commenced in February 2004, but was suspended in June 2004 pending resolution of various permitting and other issues (Notes 1 and 9). In May 2004, the Company entered into a standby agreement, and subsequent extensions, with WGI in order to retain the construction equipment at the Project site. In November 2005, the Company executed a limited notice to proceed with WGI to allow for certain construction activities at hourly rates during the standby period. Through December 31, 2005, the Company has deferred costs totaling $2.7 million under the standby agreement and $0.3 million under the limited notice to proceed.

The Project is subject to a 1.95% royalty on the gross value of metals and minerals contained in production in all mineral concessions presently owned or optioned by the Company. In addition, the Company has entered into an agreement with a former owner of certain mining concessions that provides for a 2.5% net smelter returns ("NSR") royalty on any production that occurs on the those properties or $50,000 per year beginning April 2003, whichever is greater, subject to a maximum of $1.0 million. The Company has made minimum royalty payments totaling $150,000 under the agreement.

b) Chile – El Morro Project

The Company's activities in Chile are concentrated on precious metal rich exploration targets. The El Morro copper-gold project consists of the La Fortuna and El Morro areas. The Company's interest in the El Morro area, which is approximately five kilometers from the La Fortuna area, was acquired by staking in 1998.

In September 1999, the Company entered into an exploration agreement with Falconbridge that provided for Falconbridge to earn a 70% interest in the El Morro copper-gold project by making, among other requirements, minimum exploration and property acquisition expenditures on the project of $10.0 million and by making a $10.0 million payment to the Company by September 14, 2005. On August 31, 2005, the Company received a $10.0 million payment from Falconbridge which resulted in Falconbridge earning a 70% interest in the El Morro project and the Company recording $8.35 million of income from property payments:

Falconbridge El Morro earn-in payment	$10,000,000
Carrying value at August 31, 2005	1,650,736
Income from property payment	$8,349,264

It is anticipated that the taxable gain attributable to the $10.0 million payment will be offset by tax loss carryforwards not previously recognized.

In December 2004, the Company and Falconbridge acquired a 2% NSR royalty on certain mining concessions at the La Fortuna area, that were formerly owned by BHP Minerals Ltd., for $2.0 million. The Company acquired a 30% interest in the royalty for $0.6 million and Falconbridge acquired the remaining 70% interest for $1.4 million.

The Company and Falconbridge are required to make payments to the former owners of certain mining concessions totaling $400,000, in accordance with their respective ownership interests, within two years of commencement of mining on these concessions.

Certain mining concessions at the La Fortuna area, that were formerly owned by S.L.M. Cantarito and S.L.M. Tronquito, are subject to a 2% NSR royalty.

c) Chile – Rio Figueroa Project

In September 2004, the Company entered into an option agreement with Sociedad Contractual Minera Los Potrillos ("Potrillos") to acquire a 100% interest in a copper-gold exploration project referred to as the Rio Figueroa project. In order to exercise the option, the Company must make annual option payments over a five-year period beginning September 2004 totaling $3.5 million, of which $0.3 million has been paid to date. The Company must also incur qualifying aggregate exploration expenditures over a three-year period beginning September 2004 of $1.5 million, of which approximately $1.3 million has been incurred to date.

d) Chile – Other Projects

Other projects consist of copper-gold exploration concessions that the Company acquired by staking and are contiguous to the El Morro project. The Company has incurred property acquisition costs and deferred expenditures on these concessions totaling $28,348 at December 31, 2005.

e) USA - Southwest Alaska/Aleutian Islands

In September 2005, the Company entered into an option agreement that allows the Company to earn a 65% interest in precious metal rich exploration properties located in southwest Alaska and the Aleutian Islands by making qualifying aggregate expenditures totaling $4.75 million over a five-year period beginning September 2005. The Company may increase its interest in individual properties to 70% by completing a pre-feasibility study, and it may further increase its interest in individual properties to 80% by completing a feasibility study. The Company has incurred qualifying expenditures as of December 31, 2005 totaling approximately $0.48 million.

f) Brazil – Mara Rosa Project

At December 31, 2001, the Company elected not to proceed with further exploration on its Mara Rosa gold project and wrote off the project carrying value. In November 2003, the Company entered into an option agreement to sell its 100% interest in the Mara Rosa gold project for $0.45 million. The Company received $0.15 million pursuant to the agreement in 2003, and the remaining $0.3 million in 2004. These amounts were recognized as income from option payments in the year in which the payments were received.

4. Property, Plant and Equipment

Property, plant and equipment consist of the following at December 31, 2005 and 2004:

		Accumulated
		Depreciation and
	Cost	Amortization	Net Book Value
December 31,	2005	2005	2005
Equipment	$339,736	$172,279	$167,457
Vehicles	183,076	90,789	92,287
Building and leasehold improvements	269,021	40,877	228,144
Furniture	44,757	29,060	15,697

	$836,590	$333,005	$503,585

		Accumulated
		Depreciation and
	Cost	Amortization	Net Book Value
December 31,	2004	2004	2004
Equipment	$310,579	$126,821	$183,758
Vehicles	119,996	73,087	46,909
Building and leasehold improvements	196,057	27,850	168,207
Furniture	43,690	26,100	17,590

	$670,322	$253,858	$416,464

5. Asset Retirement Obligation

The Company's environmental permit for its Cerro San Pedro project requires that it reclaim any land that it disturbs during mine construction and mine operations. The Company has estimated the present value of its future reclamation obligation to be $343,164 at December 31, 2005, of which $30,583 represents capitalized interest accretion. The present value of the future reclamation obligation assumes a credit-adjusted risk-free rate of 9% and commencement of reclamation activities in 2016. The total reclamation obligation for the Cerro San Pedro project per the Company's September 2003 feasibility study is estimated to be $4.3 million. The Company has agreed to fund this obligation during mining operations; however, negotiations with the relevant Mexican governmental agency to determine the interim funding requirements have not yet been finalized.

6. Share Capital

a) Authorized

Unlimited number of common and preferred shares without par value.

b) Common Shares Issued and Outstanding

Year Ended December 31,	2005		2004		2003
	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding, beginning of year	82,687,043	$ 107,661,917	81,763,885	$106,786,049	32,449,167	$ 43,068,285
Shares issued in public
offering (Note 6(d))	--	--	--	--	38,700,000	55,416,199
Shares issued in private
placement (Note 6(d))	--	--	--	--	10,100,000	7,847,925
Exercise of warrants (Note 6(d))	--	--	354,500	400,229	151,500	168,454
Fair value of warrants
exercised (Note 6(d))	--	--	--	95,739	--	40,905
Exercise of stock options
(Note 6(c))	598,833	429,737	555,000	362,619	344,333	222,546
Fair value of stock options

exercised (Note 6c))	--	46,051		--	--	--
Shares issued for retirement
plan (Note 8)	15,800	20,372	13,658	17,281	18,885	21,735
Outstanding, end of year	83,301,676	$ 108,158,077	82,687,043	$ 107,661,917	81,763,885	$ 106,786,049

c) Options

The Company's stock-based compensation plan provides that the exercise price per share is equal to the five-day weighted average market price as quoted on the Toronto Stock Exchange for the five days preceding the date of grant. Each option allows for the purchase of one share and expires not later than five years from the date it was granted. Options generally vest over a period of up to two years from the date of grant. The stock option plan was amended to provide for a maximum of 5.0 million common shares that may be issued after April 29, 2003. As of December 31, 2005, 1,498,166 common shares had been issued pursuant to the plan subsequent to April 29, 2003.

Effective January 1, 2004, the Company adopted revised CICA Section 3870, "Stock-based Compensation and Other Stock-based Payments", which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. Previously, the Company did not record any compensation expense on the granting of stock options to employees and directors as the exercise price was equal to or greater than the market price on the date of grants. Under the new requirement, stock-based compensation expense would have been increased by $339,367 and $61,248 for the years ended December 31, 2003 and 2002, respectively. The Company elected to adopt this new requirement retroactively without restatement of prior years. This has resulted in a cumulative increase of $400,615 to the deficit and to stock options at January 1, 2004. The pro forma effect on loss for the year, and basic and diluted loss per share, for the year ended December 31, 2003, had the Company followed the fair value method of accounting for stock-based compensation for options granted after January 1, 2002, is as follows:

Year Ended December 31,	2003
Loss for the year	$1,715,547
Compensation expense	339,367

Pro forma loss for the year	$2,054,914

Basic and diluted loss per share:
As reported	$(0.04)
Pro forma	$(0.05)

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2005	2004	2003
Risk free interest rate (Canada)	3.2 to 3.7%	3.3 to 3.5%	3.6 to 4.4%
Expected dividend yield	0.0%	0.0%	0.0%
Expected price volatility of the Company's common shares	65 to 66%	70 to 71%	75 to 87%
Expected life of option	5 years	5 years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company's common shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

The following is a summary of options granted under the Company's stock-based compensation plan:

				Weighted Average Exercise Price
	Stock Options			(Canadian Dollars)
Year Ended December 31,	2005	2004	2003	2005	2004	2003

Outstanding, beginning of year	2,535,500	2,800,250	2,107,083	$1.36	$1.12	$0.99
Granted	880,000	400,000	1,112,500	1.62	2.39	1.35
Exercised	(598,833)	(555,000)	(344,333)	0.86	0.86	0.88
Forfeited	(186,667)	(109,750)	--	1.79	1.48	--
Expired	(75,000)	--	(75,000)	2.87	--	2.24

Outstanding, end of year	2,555,000	2,535,500	2,800,250	$1.49	$1.36	$1.12

Exercisable, end of year	1,858,333	1,914,666	1,957,750	$1.39	$1.22	$1.02

The aggregate fair value of options granted in 2005, 2004 and 2003 was $625,881, $435,624 and $714,447, respectively. The weighted average fair value per option granted in 2005, 2004 and 2003 was $0.71, $1.09 and $0.64, respectively. The fair value attributable to stock options granted after January 1, 2002 and exercised during 2005 of $46,051 has been allocated to share capital.

The following table summarizes selected information relating to stock options outstanding at December 31, 2005:

Range of		Weighted Average	Weighted Average
Exercise Prices	Number	Remaining	Exercise Price
(Canadian Dollars)	Outstanding	Contractual Life	(Canadian Dollars)
$0.83	360,000	0.4 years	$0.83
$1.20 to $1.64	1,815,000	3.0 years	$1.44
$2.07 to $2.44	380,000	3.0 years	$2.35

$0.83 to $2.44	2,555,000	2.6 years	$1.49

d) Warrants

Year Ended December 31,	2005		2004		2003
	Warrants	Amount	Warrants	Amount	Warrants	Amount

Outstanding, beginning of year	24,399,000	$7,373,839	24,753,500	$7,469,578	1,950,000	$--
Warrants issued in public
offering	--	--	--	--	19,350,000	5,889,285
Warrants issued in private
placement	--	--	--	--	5,555,000	1,621,198
Exercise of warrants	--	--	(354,500)	(95,739)	(151,500)	(40,905)
Expiration of warrants	(5,049,000)	(1,484,554)	--	--	(1,950,000)	--

Outstanding, end of year	19,350,000	$5,889,285	24,399,000	$7,373,839	24,753,500	$7,469,578

On December 11, 2003, the Company issued 38.7 million units in a public offering at a price of Cdn$2.20 per unit for gross proceeds of Cdn$85.1 million (US$61.3 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$3.10 for a period of five years to December 11, 2008. As of December 31, 2005, 19,350,000 warrants were outstanding.

On March 11, 2003, the Company closed a private placement for 10.1 million units at a price of Cdn$1.50 per unit for gross proceeds of Cdn$15.2 million (US$9.5 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$2.00 for a period of two years to March 11, 2005. Warrants to purchase 1,000 shares were exercised in 2004. The remaining 5,049,000 warrants expired unexercised on March 11, 2005. The value attributable to the expired warrants of $1,484,554 was charged to contributed surplus. The Company also granted the underwriters 505,000 compensation warrants. Each compensation warrant was exercisable at a price of Cdn$1.50 per share for a period of one year to March 11, 2004. Compensation warrants totaling 151,500 were exercised in 2003, and the remaining 353,500 compensation warrants were exercised in 2004.

e) Restricted Stock Units

In November 2005, the directors adopted a restricted stock unit ("RSU") plan with an effective date of March 1, 2005. The plan provides for the Compensation Committee of the Board of Directors to grant, at its sole discretion, RSU's to employees pursuant to vesting and other conditions as determined by the Compensation Committee; however, the vesting period may not exceed three years from the award date and may be accelerated at the sole discretion of the Compensation Committee. The settlement value of RSU's will be made in cash and is calculated as the average closing price of the Company's common shares on the Toronto Stock Exchange for the five trading days preceding the date of settlement. As of December 31, 2005, the Company had awarded 120,000 RSU's with a vesting date of March 1, 2008. The fair value of outstanding RSU's at December 31, 2005 was $59,144.

7. Income Taxes

The difference between the amount of reported consolidated income tax provision and the amount computed by multiplying income (loss) before income taxes by the Company's combined applicable Canadian federal and provincial tax rate of 36.12% (36.12% in 2004 and 36.62% in 2003) is reconciled as follows:

Year Ended December 31,	2005	2004	2003
Income tax provision (benefit) computed using
the applicable tax rate	$2,928,277	$543,606	$(630,337)
Expenses not deductible for tax purposes	1,153,729	96,542	419,837
Tax deductions not expensed	(542,516)	(600,387)	--
Net foreign earnings taxed at more (less) than applicable rate	(138,711)	14,229	58,210
Unrealized foreign exchange gain	(377,632)	(783,536)	(223,130)
Foreign withholding tax on interest income	--	85,585	--
Benefit of tax loss carryforwards recognized	(3,066,783)	--	--
Benefit of current tax losses not recognized	191,917	780,500	369,675

Income tax provision (benefit)	$148,281	$136,539	$(5,745)

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at December 31, 2005 and 2004 are as follows:

	2005	2004
Future income tax assets:
Canada:
Net operating loss carryforwards	$352,000	$3,651,000
Deferred financing costs	829,000	1,169,000
Other	--	200,000
Mexico:
Net operating loss carryforwards	12,459,000	10,789,000
Other	100,000	126,000
Other countries:
Net operating loss carryforwards	352,000	220,000
Other	9,000	10,000
Total future income tax assets	14,101,000	16,165,000
Less valuation allowance	(4,189,000)	(9,212,000)

Future income tax assets, net of valuation allowance	9,912,000	6,953,000

Future income tax liabilities:
Mexico:
Mineral properties and deferred exploration expenditures	9,900,000	6,948,000
Other	12,000	5,000
Total future income tax liabilities	9,912,000	6,953,000

Net future income tax assets	$--	$--

At December 31, 2005, the Company and its subsidiaries have available tax loss carryforwards in various tax jurisdictions as follows:

Tax Loss
Tax Jurisdiction	Expiry Dates	Carryforward
Mexico	2006	$7.3 million
	2007	4.0 million
	2008	8.8 million
	2009	6.8 million
	2010	2.7 million
	2011	1.2 million
	2012	0.6 million
	2013	2.1 million
	2014	6.2 million
	2015	4.8 million
Total		$44.5 million

Chile	None	$3.3 million
Canada	2007 through 2012	$1.0 million
United States	2018 through 2020	$0.9 million
Barbados	2006 through 2012	$0.7 million

8. Pension Plan

The Company has a qualified defined contribution savings plan that covers all U.S. employees. Subject to certain employee eligibility requirements and statutory limitations on employee elective deferrals, the Company matches 50% of the employee's elective deferral up to a maximum matching contribution of 5% of the employee's compensation, as defined under the plan. The employee has the option of receiving the matching contribution in common shares of the Company or in cash. Employees vest 100% in the employer matching contribution after three years of service. The Company's matching contributions were $22,053, $25,627, and $26,773 for the years ended December 31, 2005, 2004 and 2003, respectively.

9. Contingencies

a) The Company's activities are subject to various governmental laws and regulations relating to the protection of the environment. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.

b) In August 2004, the Company received notification that a Federal Court nullified the Company's Manifestacion de Impacto Ambiental ("MIA") for its Cerro San Pedro project. The MIA is the Mexican equivalent of an Environmental Impact Statement or mining permit in the United States. The Federal Court concluded that the MIA had violated various environmental and other laws. In August 2005, an Appeals Court revoked the August 2004 MIA nullification ruling and sent the case to an Administrative and Fiscal Court for further review. In December 2005, the Administrative and Fiscal Court ruled that the government agency that issued the MIA must issue the Company an amended MIA within four months that conforms to current environmental and other laws.

10. Commitments

a) The Company leases certain surface rights, facilities and equipment under long-term operating lease agreements. As of December 31, 2005, lease commitments for the next five years and thereafter are as follows:

2006	$86,263
2007	$60,409
2008	$52,846
2009	$51,650
2010	$51,650
Thereafter	$51,650

b) In September 2003, the Company entered into an agreement with a Mexican governmental agency to provide approximately $360,000 for reforestation of land in the area surrounding the proposed Cerro San Pedro mine that is not owned or leased by the Company. Although the timing of funding of this commitment has not been finalized, it is anticipated that the $360,000 will be funded by the Company over a period of approximately twelve years.

c) The Company's Land Use License with the State of San Luis Potosí requires that it structurally stabilize a church in the village of Cerro de San Pedro prior to commencing mine operations. The Company has deposited $237,000 in a bank trust account to cover the estimated cost of stabilizing the church. The $237,000 deposit is included with other assets on the balance sheet.

11. Supplementary Cash Flow Information

Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts at December 31, as follows:

	2005	2004	2003
Cash on hand and balances with bank	$489,913	$639,841	$642,637
Short-term investments	42,179,917	40,977,203	65,467,419

	$42,669,830	$41,617,044	$66,110,056

The Company paid interest and income taxes for the three years ended December 31, as follows:

	2005	2004	2003
Income taxes	$139,970	$171,591	$--
Interest	$--	$--	$25,929

In addition to the Company's acquisition of 50% of MSX as described in Note 3(a), the Company incurred non-cash investing and financing activities for the three years ended December 31, as follows:

	2005	2004	2003
Non-cash investing activities:
Stock-based compensation allocated to deferred expenditures	$92,800	$552,400	$--

12. Segment Information

The Company's operations are limited to a single industry segment being the exploration and development of precious metal rich mineral properties for economically recoverable reserves. Segment assets by geographic location are as follows:

			United
December 31, 2005	Mexico	Chile	States	Total
Mineral properties and deferred expenditures	$53,144,033	$1,904,455	$481,763	$55,530,251
Property, plant and equipment, net	488,960	--	14,625	503,585

	$53,632,993	$1,904,455	$496,388	$56,033,836

			United
December 31, 2004	Mexico	Chile	States	Total
Mineral properties and deferred expenditures	$45,215,225	$2,140,153	$--	$47,355,378
Property, plant and equipment, net	398,473	--	17,991	416,464

	$45,613,698	$2,140,153	$17,991	$47,771,842

13. Reconciliation to United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. Significant measurement differences that materially affect these consolidated financial statements are as follows:

  As described in Note 2, Canadian GAAP allows for the deferral of exploration expenditures. Under United States GAAP, the Company expenses, as incurred, costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study has been prepared, then subsequent development costs of the property would be capitalized. The capitalized cost is then assessed periodically for recoverability of carrying values under Statement of Financial Accounting Standard ("SFAS") 144.

  For United States GAAP purposes, the Company will adopt SFAS 123R, "Accounting for Stock-based Compensation" effective January 1, 2006. SFAS 123R requires the use of the fair value method of accounting for stock-based compensation. This standard is consistent with the revised provisions of CICA Section 3870, which was adopted by the Company for Canadian GAAP effective January 1, 2004 (Note 6(c)). For United States GAAP, the Company has not yet determined which acceptable method of adoption it will apply.

Had the Company followed United States GAAP, certain items in the statements of operations and deficit and balance sheets would have been reported as follows:

Statements of Operations and Deficit
Year Ended December 31,	2005	2004	2003
Net income (loss) under Canadian GAAP	$7,958,798	$1,368,462	$(1,715,547)
Exploration expenditures expensed	(1,899,978)	(570,327)	(206,855)
Net effect of write-down of mineral properties and
deferred expenditures	2,518	81,469	703,536
Income from property payments	1,050,736	--	--
Stock based compensation expense	341,110	74,834	--
Net income (loss) under U.S. GAAP	$7,453,184	$954,438	$(1,218,866)

Basic net income (loss) per share under U.S. GAAP	$0.09	$0.01	$(0.03)
Diluted net income (loss) per share under U.S. GAAP	$0.09	$0.01	$(0.03)

Balance Sheets
December 31,	2005		2004
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Mineral properties and deferred
expenditures	$55,530,251	$45,003,387	$47,355,378	$37,768,037

Shareholders' equity	$98,193,714	$87,666,850	$89,350,898	$79,763,557

Statements of Cash Flows
Year Ended December 31,		2005	2004	2003
Cash flows provided from (used for) operating activities,		$7,120,459	$(849,271)	$(1,213,601)
Canadian GAAP
Mineral properties and deferred expenditures		(849,242)	(570,327)	(206,855)

Cash flows provided from (used for) operating activities,		$6,271,217	$(1,419,598)	$(1,420,456)
U.S. GAAP

Cash flows used for investing activities, Canadian GAAP		$(7,542,769)	$(20,143,804)	$(4,072,383)
Mineral properties and deferred expenditures		849,242	570,327	206,855

Cash flows used for investing activities, U.S. GAAP		$(6,693,527)	$(19,573,477)	$(3,865,528)

Recent Canadian Accounting Pronouncements a) Non-monetary Transactions

CICA Handbook Section 3831, "Non-Monetary Transactions" will be applicable to the Company commencing with the 2006 financial year.

b) Derivative Instruments

In January 2005, CICA issued three new standards relating to financial instruments. These standards are applicable for fiscal years beginning on or after October 1, 2006. The Company is currently reviewing the impact of these new standards. These standards are as follows:

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

Hedges, Section 6865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG–13, "Hedging Relationships", and Section 1650, "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income, which is currently reported under United States GAAP, is the change in shareholders' equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment).

Recent U.S. Accounting Pronouncement

During June 2005, the FASB issued SFAS No. 154, "Accounting for Changes in Accounting Principles and Error Corrections". The new standard requires that entities which make a voluntary change in accounting principle apply that change retroactively to prior period financial statements, unless this would be impracticable. For changes in methods of depreciation, amortization or depletion for long-lived assets, the change must be accounted for prospectively, as a change in estimate. SFAS No. 154 is effective for the Company's 2006 financial statements and is not expected to impact earnings.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

METALLICA RESOURCES INC.
(Registrant)

Date: March 31, 2006	By: /s/ Richard J. Hall
Name: Richard J. Hall
Title: President and Chief Executive Officer

Table of Exhibits

Description of Document
1.1	Certificate of Incorporation	*
1.2	Certificate of Continuance dated July 16, 2002	*
1.3	Articles of Continuance dated July 16, 2002	*
1.4	By-Laws dated July 16, 2002	*
4.1	Shareholder Rights Plan Agreement dated March 19, 1999	*
4.2	Noranda Exploration Agreement dated September 14, 1999	*
4.3	Noranda Exploration Agreement dated February 10, 2000	*
4.4	Share Purchase Agreement between Glamis de Mexico, S.A. de C.V., Raleigh Mining International Limited, Metallica Resources Inc. and Minera San Xavier, S.A. de C.V. dated February 12, 2003	*
4.5

Mining Contract dated December 30, 2003 between Minera San Xavier, S.A. de C.V., Metallica Resources Inc. and Washington Group Latin America, Inc. for contract mining and related construction services for the Cerro San Pedro project

*
4.6

Contract for Construction dated March 3, 2004 between Minera San Xavier, S.A. de C.V. and Mextica de Mexico S. de R.L., de C.V., for procurement, supply, installation and construction of certain facilities at the Cerro San Pedro project

*
4.7	Agreement between Glamis de Mexico, S.A. de C.V., et. al. and Minera San Xavier, S.A. de C.V., et. al. dated March 24, 2004 to acquire Glamis' royalty interest in the Cerro San Pedro project	*
4.8	Lease between Ejido Cerro de San Pedro and Minera San Xavier, S.A. de C.V.	*
4.9	Mining Option to Purchase Contract between Sociedad Contractual Minera Los Potrillos and Metallica Resources Inc. dated September 2, 2004	*
4.10	Sale and Purchase and Assignment of rights in Net Smelter Return Royalty and Contractual position between Noranda Chile Limitada and Metallica (Barbados) Inc. dated December 15, 2004	*
4.11	Employment Agreement between Richard J. Hall and Metallica Resources Inc. and Metallica Management Inc. dated March 1, 2005	*
4.12	Employment Agreement between Bradley J. Blacketor and Metallica Resources Inc. and Metallica Management Inc. dated March 1, 2005	*
4.13	Consulting Agreement between Fred H. Lightner and Metallica Resources Inc. dated December 1, 2004	*

Description of Document

4.14	Services Agreement between Oliver Lennox-King and Metallica Resources Inc. dated June 11, 2004	*
4.15	Professional Services Contract between Firex and Minera San Xavier, S.A. de C.V. dated October 25, 2004
4.16	Amendment Agreement to the Professional Services Contract between Firex and Minera San Xavier, S.A. de C.V. dated April 15, 2005
4.17	Standby Agreement between Washington Group Latin America, Inc. and Minera San Xavier, S.A. de C.V. dated March 29, 2005
4.18	First Amendment to Mining Contract between Washington Group Latin America, Inc. and Minera San Xavier, S.A. de C.V. dated April 5, 2005
4.19	Consulting Agreement between Robert Martinez and Metallica Management Inc. dated May 1, 2005
4.20	Option Agreement between Full Metal Minerals Ltd. and Metallica Management Inc. dated September 2, 2005
4.21	Limited Notice to Proceed between Washington Group Latin America, Inc. and Minera San Xavier, S.A. de C.V. dated November 15, 2005
4.22	Consulting Agreement between Robert Martinez and Metallica Management Inc. dated February 1, 2006
4.23	Letter Agreement re: Standby Term between Washington Group Latin America and Minera San Xavier, S.A. de C.V. dated May 12, 2004
4.24	Professional Services Contract between Minera San Xavier, S.A. de C.V. and Caframi dated May 14, 2005.
8	Subsidiaries of the Company
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed.