Form 20-F
period 2006-12-31
METALLICA RESOURCES INC
filed 2007-04-03
CIK 927993

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

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

NONE
(Title of Class)

The number of outstanding shares of the issuer's common shares, no par value, as of December 31, 2006 was 92,001,263.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ____   No     X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ____   No     X

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

Yes     X         No ____

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer _____           Accelerated Filer      X                  Non-Accelerated Filer _____

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17      X              Item 18 _____

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ____   No     X

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

1 Please refer to “Use of Mineral Reserve and Resource Terminology” on page 9 of this document.

PART I

Forward-looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “will”, “estimate”, “anticipate”, “project” and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks and uncertainties and other factors, including those described under “Item 3. Key Information, D) Risk Factors” in this Annual Report on Form 20-F, which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company's properties being at the exploration or development stage; uncertainty of obtaining additional funding; uncertainty of mineral reserve and resource estimates; effects on the Company's operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters; permitting requirements; risks of liability for environmental damage; risks relating to legal proceedings; and risks associated with international business operations. Risks relating to legal proceedings include various lawsuits that have been filed against governmental agencies seeking to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project.  In the event of an adverse ruling from any of these lawsuits, the Company could be forced to suspend or cease project construction or operating activities. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Use of Mineral Reserve and Resource Terminology

The Company is federally incorporated in Canada. The mineral reserves and resources described in this Form 20-F are estimates and have been prepared in compliance with National Instrument 43-101 of the Canadian Securities Administrators. The definitions of proven and probable reserves used in National Instrument 43-101 differ from the definitions in Securities and Exchange Commission ("SEC”) Industry Guide 7. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by National Instrument 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this Form 20-F containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Mineral Resources

This document uses the terms “measured and indicated mineral resources”. The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Mineral Resources

This document uses the term “inferred mineral resources”. The Company advises U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

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

ITEM 3

Key Information

A) Selected Financial Data

The following financial information has been extracted from the Company's consolidated financial statements for the periods indicated and is expressed in U.S. dollars. The information should be read in conjunction with “Item 5. Operating and Financial Review and Prospects, A) Financial Results of Operations” and “B) Liquidity and Capital Resources,” and the consolidated financial statements of the Company filed herewith.

	Year Ended December 31, (in thousands, except per share data)
	2006	2005	2004	2003	2002

Working capital	$42,097	$42,316	$41,519	$59,739	$4,403
Mineral properties, plant and equipment	84,827	56,034	47,771	26,809	12,679
Total assets	132,953	99,920	90,293	93,354	17,491
Net assets	125,996	98,194	89,351	86,566	17,088
Restricted stock units	557	59	---	---	---
Asset retirement obligation	611	343	204	---	---
Share capital	133,572	108,158	107,662	106,786	43,068
Warrants	10,364	5,889	7,374	7,470	---
Stock options	2,474	1,431	1,043	7	---
Deficit	(21,900)	(18,769)	(26,728)	(27,696)	(25,980)
Interest income	1,216	1,037	925	158	65
Income from property payments	---	8,349	300	150	---
General and administrative expenses	2,464	1,689	1,469	1,252	921
Exploration expense	545	232	193	212	247
Stock-based compensation expense	1,177	341	83	7	---
Reclamation & property closure costs	---	---	22	17	199
Write-down of mineral properties, plant and equipment	380	3	81	704	21
Interest expense	---	---	40	447	---
Foreign exchange (gain) loss	(695)	(1,045)	(2,169)	(610)	3
Net income (loss) for the year	(3,130)	7,959	1,368	(1,716)	(1,320)
Basic net income (loss) per share	(0.04)	0.10	0.02	(0.04)	(0.04)
Diluted net income (loss) per share	(0.04)	0.10	0.01	(0.04)	(0.04)
Dividends per share	---	---	---	---	---
Weighted average number of shares outstanding	84,110	82,953	82,405	42,865	31,295

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. For information about significant differences between Canadian and United States GAAP as applicable to the Company's financial statements, see Note 13 to the consolidated financial statements.  Significant measurement differences that materially affect these consolidated financial statements are as follows:

•

    As described in Note 2, Canadian GAAP allows for the deferral of exploration expenditures.  Under United States GAAP, the Company expenses, as incurred, costs relating to the exploration and development of mineral properties.  When proven and probable reserves are determined for a property and a feasibility study prepared, all subsequent exploration and development costs on the property are capitalized.  The Company's mineral reserves have been prepared in accordance with Canadian Securities Administrators National Instrument 43-101, “Standards of Disclosure for Mineral Projects”.  The Company has determined that these reserves also meet the definition for proven and probable reserves under the United States Securities and Exchange Commission Industry Guide 7.  The only property for which the Company has proven and probable reserves is its Cerro San Pedro project.  Mineral properties, plant and equipment under United States GAAP at December 31, 2006 and 2005 include property acquisition, mine construction and other project costs relating to the Cerro San Pedro property.  Capitalized expenditures for this property do not include any exploration or development costs incurred prior to determination of proven and probable reserves, and the feasibility study.  The Company reviews and evaluates the estimated cash flows from this property periodically to assess whether carrying value has been impaired in accordance with Statement of Financial Accounting Standard (“FAS”) No. 144, “Accounting for the Impairment of Long-Lived Assets”.  Although the Company has incurred delays with the construction schedule and additional costs due to various permitting and project access issues, the impact of the additional costs is expected to be more than offset by the anticipated additional revenues arising from gold and silver price appreciation.  At December 31, 2006, the Company has concluded that the carrying value of this property is not impaired.

•

    On January 1, 2006, the Company adopted FAS No. 123R, “Share-Based Payment” for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method.   Compensation cost is recognized over the period during which an employee is required to provide service in order to earn the award.  FAS No. 123R requires forfeitures of unvested instruments to be estimated at the grant date to determine the total compensation to be recognized.  Under Canadian GAAP, the Company accounts for forfeitures only as they occur.  FAS No. 123R was adopted using the modified prospective method without restatement of prior periods.  As the Company had previously applied the fair value method of accounting for stock-based compensation under Canadian GAAP since January 1, 2004, the adoption of FAS 123R did not result in any significant differences between Canadian and United States GAAP with respect to stock-based compensation expense in 2006.   Prior to January 1, 2006, the Company accounted for stock-based compensation arrangements under United States GAAP using the intrinsic value method prescribed under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations.  This standard did not require the Company to recognize compensation expense since stock option awards to employees were granted at exercise prices equal to, or greater than, the quoted market price on the date of grant.

•

    In a recent continuous disclosure review, the SEC determined that for United States GAAP purposes it is generally not possible to treat as equity, warrants whose exercise price is different from the functional currency of the entity.  The SEC's view is that for US GAAP purposes such warrants are derivative instruments and should be recorded as liabilities and carried at fair value, with changes in fair value recorded in earnings.  This interpretation does not apply under Canadian GAAP.  A recent meeting of the FASB considered the SEC's view and the FASB have recommended that companies be allowed to implement this accounting in a future year, as an accounting change.  The Company intends to adopt this accounting in the period the FASB recommends and to treat the adjustments as an accounting change.

Had the Company followed United States GAAP, certain items in the statements of operations and deficit and balance sheets would have been reported as follows:

	Year Ended December 31,
	(in thousands, except per share data)
	2006	2005	2004	2003	2002

Mineral properties, plant and Equipment	$72,666	$45,476	$38,185	$18,263	$3,782
Shareholders' equity	113,834	87,636	79,764	78,020	8,190
Income from property payments	--	9,400	300	150	--
Write-down of mineral properties, plant and equipment	--	--	--	--	--
Exploration expense	2,496	2,132	763	419	848
Stock-based compensation Expense	1,177	--	9	--	--
Accretion of asset retirement Obligation	32	19	12	--	--
Net income (loss) for the year	(4,734)	7,434	943	(1,219)	(1,908)
Basic net income (loss) per share	(0.06)	0.09	0.01	($0.03)	($0.06)
Diluted net income (loss) per share	(0.06)	0.09	0.01	($0.03)	($0.06)

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

	February 2007	January 2007	December 2006	November 2006	October 2006	September 2006
High Rate	0.8631	0.8586	0.8760	0.8869	0.8965	0.9048
Low Rate	0.8437	0.8457	0.8582	0.8715	0.8784	0.8872

	2006	2005	2004	2003	2002
Average Rate During Period	0.8821	0.8282	0.7702	0.7452	0.6369

On March 20, 2007 the noon exchange rate in New York City for cable transfer in United States dollars as certified for customs purposes by the Federal Reserve Bank of New York was US$0.8593 = Cdn$1.00.

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

The Company has no history of producing gold, silver or other metals. The development of the Cerro San Pedro project in Mexico will require the completion of construction of the mine, and the successful start-up mine operations.  As a result, the Company is subject to all of the risks associated with establishing a new mining operation and business enterprise. There is no assurance that the Company will successfully establish mining operations or profitably produce gold and silver at its Cerro San Pedro project.

The Company believes that it currently has sufficient working capital to complete development of its Cerro San Pedro project through the initial months of project operations until commencement of commercial operations.  If required, there are no assurances that the Company would be successful in any efforts to obtain additional financing for the project.

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

Legal Proceedings. Risks relating to legal proceedings include various lawsuits that have been filed against governmental agencies seeking to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project.  In the event of an adverse ruling from any of these lawsuits, the Company could be forced to suspend or cease project construction or operating activities. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on the Company's financial position or results of operations. Furthermore, the cost of defending such claims may require substantial management time. Refer to “Item 8. Financial Information, A) Consolidated Financial Statements and Other Financial Information – Legal Proceedings” and “Item 4. Information on the Company, D) Property, Plant and Equipment – The Cerro San Pedro Project, Mexico – Environmental – Environmental and Other Permit Status and D) Property, Plant and Equipment – The Cerro San Pedro Project, Mexico  – Surface and Water Rights Acquisition” for details of current legal actions pending.

Potential Adverse Tax Consequences to U.S. Shareholders Resulting from Company's PFIC Status.  For its fiscal year ended December 31, 2006, the Company believes that it is a passive foreign investment company (“PFIC”) for U.S. holders of the Company's Common Shares.  A U.S. shareholder holding stock in a foreign corporation during any year in which such a corporation qualifies as a PFIC is subject to U.S. federal income tax under one of two alternative tax regimes at the election of each such U.S. shareholder.  A U.S. shareholder who elects in a timely manner to treat the Company as a Qualified Electing fund (“QEF”) will be subject to current federal income tax for any taxable year in which the shareholder holds stock in the Company and in which the Company qualified as a PFIC on (i) their pro-rata share of the Company's net capital gains and (ii) ordinary earnings regardless of whether such amounts are actually distributed.  The amounts described above are included in the U.S. shareholder's tax year during which the Company's taxable year ends.

Where the U.S. shareholder does not make a timely QEF election, then special taxation rules apply to (i) gains realized on the disposition or deemed disposition of their common shares and (ii) to excess distributions as defined.  Generally, non-electing shareholders would be required to pro-rate all gains realized on dispositions of their shares and excess distributions over the entire holding period of the common shares (regardless of whether the pro-rata amounts reflect actual earnings for the period).  All gains and distributions allocated to prior years would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The non-electing U.S. shareholder would also be liable for interest on the foregoing tax liability for each such prior period calculated as if such liability had been due for each such prior year.

See “Item 10.  Additional Information  – E.  Taxation” for further discussion of United States Federal Income tax consequences for U.S. holders as defined.

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

Reliance on Management. The Company is heavily reliant on the experience and expertise of its senior officers, specifically Richard J. Hall, President and Chief Executive Officer, Troy J. Fierro, Vice President of Operations, Mark A. Petersen, Vice President of Exploration and Bradley J. Blacketor, Vice President, Chief Financial Officer and Secretary. Although the Company has entered into employment agreements with these individuals, if either of these individuals should cease to be available to manage the affairs of the Company, its activities and operations could be adversely affected.

Conflicts of Interest. Certain directors and officers of the Company are associated with other companies which may acquire interests in mineral properties. Craig J. Nelsen, Chairman of the Board of Directors, is the Executive Vice-President of Exploration and Development for Gold Fields Ltd., a gold mining company. J. Alan Spence, a director of the Company, is President of Spence Resource Management Inc., a mineral resource consulting firm. Ian A. Shaw, a director of the Company, is an independent financial consultant to the mining industry and is an executive officer or director of various companies in the mining industry. Oliver Lennox-King, a director of the Company, is Chairman of the Board for Fronteer Development Group., a mining company, and is a director of various other companies in the mining industry. A.J. Ali, a director of the Company, is Chief Financial Officer and a Director of Centenario Copper Corporation, a mining company.  Such associations may in the future give rise to conflicts of interest from time to time. The Company has adopted a Code of Ethics that addresses potential conflicts of interest.

ITEM 4

Information on the Company

A) History and Development of the Company

Metallica Resources Inc. (“Metallica” or the “Company”) is a mineral exploration and development company with core areas of activity in North and South America.

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

On February 12, 2003, the Company acquired Glamis Gold Ltd.'s (“Glamis”) 50% equity interest in Minera San Xavier, S.A. de C.V. (“MSX”) for $18 million, less certain adjustments. As a result of this acquisition, the Company owns 100% of the issued and outstanding shares of MSX, the owner of the Cerro San Pedro gold and silver project in Mexico.

The registered office of the Company is located at 36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5, telephone: (888) 933-0313. The Company's U.S. subsidiary, Metallica Management Inc., has agreements in place to provide management services to the Company and various subsidiaries at arm's-length rates. Metallica Management Inc.'s offices are located at 12200 East Briarwood Avenue, Suite 165, Centennial, Colorado 80112, telephone: (303) 796-0229.

Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years

In the past three fiscal years, the Company had five principal exploration/development projects that required capital expenditures by the Company totaling $60.1 million (Cerro San Pedro, Mexico - $55.1 million; Rio Figueroa, Chile - $2.7 million; El Morro, Chile - $0.7 million; Southwest Alaska/Aleutian Islands, USA - $1.5 million; and other projects in Chile - $0.1 million). The majority of capital expenditures made over the past three fiscal years on the Company's El Morro project have been incurred by the Company's joint venture partner, Xstrata plc (“Xstrata”), formerly Falconbridge Limited, pursuant to project earn-in requirements.

As of December 31, 2006, the Company had incurred approximately $35.2 million on direct project construction and other construction related costs at its Cerro San Pedro project.  In 2006, direct and non-direct construction spending totaled $26.6 million.  Direct construction activities included haul road, process pond, leach pad, laboratory, infrastructure, and process plant construction.  Mine development and pre-stripping activities were limited in 2006 due to suspension of the explosives permit for most of the year.  The explosives permit suspension also created construction delays and increased non-direct construction related spending.  As of March 2007, construction of the process plant and related facilities were substantially complete.

Current and Planned Capital Expenditures/Divestitures

The Company anticipates that it will incur an additional $9.1 million on direct construction costs in 2007 at the Cerro San Pedro project.  Forecast expenditures for 2007 include the purchase of a portable crusher, construction of two leach pad cells and a lime silo, accelerated pre-stripping, and completion of construction of a high voltage power line.  In addition, capital expenditures of $4 million have been budgeted for 2009 for expansion of the leach pad.  For further information about the Cerro San Pedro project, please see “D) Property, Plant and Equipment – The Cerro San Pedro Project, Mexico”

The El Morro project is subject to an exploration agreement with Xstrata which provides that Xstrata must complete a feasibility study on the project by September 14, 2007. Xstrata is responsible for 100% of the cost of preparing the feasibility study. The Company has also been informed that Xstrata's plans for the 2007 work program at El Morro include $1.2 million in new exploration directed towards targets outside the main La Fortuna deposit area.  The Company's 30% share of the cost of this exploration program is expected to total $0.36 million.   For further information about the El Morrro project, please see “D) Property, Plant and Equipment – The El Morro Project, Chile.”

The Company has budgeted two drilling programs in 2007 at its Rio Figueroa project.  The budget assumes that a total of 5,000 meters will be drilled at a cost of approximately $1.6 million.  For further information about the Rio Figueroa project, please see “D) Property, Plant and Equipment – The Rio Figueroa Project, Chile.”

An additional $2.5 million has been budgeted in 2007 for exploration work on generative and other exploration projects.  This estimate could materially change depending on the Company's ability to acquire satisfactory exploration projects, progress of work programs on its projects and market conditions.

At December 31, 2006, the Company had $44.76 million of cash and cash equivalents and working capital of $42.10 million.  The Company believes that it has sufficient cash balances to complete construction, pre-stripping and other development costs relating to its Cerro San Pedro project, and to make its forecast general and administrative, exploration and other project expenditures until such time as the Cerro San Pedro project begins to generate cash flow from operations.

Public Takeover Offers

During the current and previous fiscal year, the Company has not received any public takeover offers from third parties nor has the Company made any such takeover offers.

B) Business Overview

The Company is presently engaged in the business of exploration, development and acquisition of precious and base metal properties located in North and South America, principally Mexico, Chile and the United States. Through its subsidiaries, the Company has held interests in mineral exploration projects in Mexico, Chile, Brazil and the United States during the past three years. The Company's mineral development and exploration activities are currently focused on the Cerro San Pedro gold and silver project in Mexico, the El Morro copper-gold project in Chile, the Rio Figueroa copper-gold project in Chile, the Southwest Alaska/Aleutian Islands gold and copper-gold project in the United States, and other preliminary stage copper-gold projects in Chile. See “D) Property, Plant and Equipment” for further information about these projects.

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

A discussion of government regulation in Mexico relating to the Company's most advanced stage project, the Cerro San Pedro project, is presented below:

Mineral Concessions in Mexico. In accordance with the Mexican constitution, the subsoil and minerals found therein are the inalienable property of the nation. All mining activity requires a concession from the federal government. A new mining law liberalizing the mining industry was enacted and became effective on September 25, 1992, with amendments approved on April 26, 2005 that took effect January 1, 2006. The most important amendments include:

•

A single “unique” concession, eliminating the distinction between exploration and exploitation concessions as provided for in the September 2003 law.

•

The term of the “unique” concession is 50 years and is renewable if certain obligations are met. Previously, exploration concessions were granted for a six-year term, and exploitation concessions were granted for a 50-year term.

The Company's El Morro copper-gold project and Rio Figueroa copper-gold project are located in Chile. Information about governmental regulation, including environmental regulation, in Chile is included in “D) Property, Plant and Equipment – The El Morro Project, Chile – Mineral Property Summary” and “ – Environmental Permitting.”

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

MEXICO
San Luis Potosi
PROJECT LOCATION
MEXICO CITY
TEXAS
BELIZE
GUATEMALA
Concepcion
Matehuala
Ciudad Victoria
Tula
Zacatecas
SAN LUIS POTOSI
Aguascalientes
PROJECT LOCATION
KILOMETERS
OPEN PIT
WEST DUMP
Run-of Mine Haul Road
Cerro de San Pedro
Explosives Magazine
Lime Bin
Office and Truck Shop
LEACH PAD
Leach Ponds and Process Plant
La Zapatilla (Relocated)
TO SAN LUIS POTOSI

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

In January 1998, the Company entered into an agreement that provided for Cambior, Inc. to acquire a 50% interest in MSX. Cambior was required to spend $20 million on project development by December 31, 2000 in order to retain its 50% interest in the project. Cambior completed an additional 66 core drill holes totaling 7,612 meters in late 1997 and 1998.  This drill hole data, along with the drill hole data used in the Kilborn feasibility study, was the basis for a revised feasibility study released by Cambior in November 1999.

In May 2000, Cambior sold its 50% interest in the Cerro San Pedro project to Glamis Gold Ltd. (“Glamis”) (acquired by Goldcorp Inc. in 2006). In November 2000, Glamis published a revised feasibility study for the project that eliminated the three-stage crushing circuit proposed by Cambior, and instead utilized run-of-mine (“ROM”) leaching of ore. Under ROM leaching, ore is mined and transported to the leach pad without being crushed.

On February 12, 2003, the Company purchased Glamis' 50% interest in the Cerro San Pedro project for $18 million.

In February 2003, WLR Consulting, Inc. (“WLR”) prepared a an updated mineral reserve estimate for the Cerro San Pedro project that was based on the assumptions and information included in the Glamis feasibility study with the following exceptions:

•

Higher gold and silver prices

•

the addition of certain rock types into the definition of ore, due to different prices used to calculate the reserve estimate, and

•

higher mine operating costs were used to calculate the reserves due to an anticipated change from owner mining to contract mining.

Updated mineral reserve estimates were prepared by WLR in March 2005, May 2006 and March 2007 using higher gold and silver prices, and updated cost data. Technical reports have been prepared and filed for the March 2005, May 2006 and March 2007 mineral reserve estimates.  All of the aforementioned WLR mineral reserve estimates were prepared by William L. Rose. Mr. Rose is a Qualified Person, as that term is defined in Canadian Securities Administrators National Instrument 43-101.

The March 2007 mineral reserve estimate was calculated using a gold price of $475 per ounce and a silver price of $8.00 per ounce, and updated contract mining, processing and general and administrative costs.  The mineral reserve estimate contains 86 million tonnes of ore grading 0.55 grams per tonne gold and 22.5 grams per tonne silver.  The stripping ratio is estimated to be 1.26:1.  Contained metal is estimated at 1.51 million ounces of gold and 62.0 million ounces of silver.  The ultimate pit limits have been expanded primarily to the north and northwest when compared to the May 2006 mineral reserve estimate.  The March 2007 mineral reserve estimate is discussed in further detail below.

In September 2003, Washington Group International (“WGI”) released a mine development plan for the Cerro San Pedro project. The WGI mine development plan was reformatted to comply with Canadian Securities Administrators National Instrument 43-101, Standards of Disclosure for Mineral Projects, and released by WGI as a Technical Report in December 2003. Collectively, the mine development plan and the Technical Report are referred to in this document as the “Development Plan”. The engineering, procurement and construction management cost estimates for the Development Plan were prepared by The Industrial Company (“TIC”) of Steamboat Springs, Colorado, and represent an update to Glamis' November 2000 ROM feasibility study. WGI provided the Development Plan estimates for contract mining and earthworks associated with construction of the mine.

In December 2003, the Company entered into a contract (“Mining Contract”) with WGI to provide site development and contract mining services for the Cerro San Pedro project. The estimated remaining value of the contract over the estimated operating life of 10 years is approximately $159 million.

Project construction began in February 2004, and was expected to take approximately nine months to complete.  The Company encountered delays with the construction schedule in 2004, 2005 and 2006 while it worked to resolve various legal challenges involving surface rights access, the explosives permit and other permits and licenses.  The project is now in the final stages of construction.  Commissioning of the process plant began in January 2007.  The initial pour of gold and silver doré is expected to occur in April 2007.

On March 13, 2007, the Company notified WGI of past and ongoing defaults by WGI pursuant to the Mining Contract.  The Company has alleged that WGI has violated the Company's safety rules, regulations and accident prevention programs.  The Contract provides for WGI to remedy the events of default, or in some instances show that it is diligently working towards resolving the events of default, within fifteen days of receipt of notice from the Company.  All disputes under the Contract, including allegations of events of default, may be taken to arbitration by the Company or WGI.

Mineral Property Summary

The mineral rights at the Cerro San Pedro project consist of 49 mineral concessions, covering an area of 3,222 hectares. The details of the mineral concessions and related groupings comprising the Cerro San Pedro project are summarized in Table A.

TABLE A. CERRO SAN PEDRO MINERAL CONCESSIONS PROPERTY SUMMARY.

Group	Concession Name	Concession Type	Title Number	Hectares
La Princesa: 100% Minera San Xavier
1	La Princesa	Unique	180298	5.5916
2	La Princesa Poniente	Unique	180366	0.0076
3	Begoña	Unique	181179	10.0000
4	Santa Ana	Unique	180598	8.0000
5	Santa Ana Sur	Unique	180597	1.5076
6	Los Blancos	Unique	181180	9.0394
7	Gogorron	Unique	180300	9.6250
8	San Nicolás	Unique	180608	6.9788
9	San Nicolás Sur	Unique	180610	1.4896
10	San Nicolás Suroeste	Unique	180609	0.1923
11	Los Riscos	Unique	182282	4.3474
12	La Concepción	Unique	182281	4.0000
13	Cristina 2	Unique	180938	0.5537
14	Cristina	Unique	186321	93.6228
15	Gama	Unique	179256	41.6391
16	La Canoa	Unique	186370	3.4799

17	La Canoa 2	Unique	180948	0.6649
18	La Canoa 3	Unique	184906	0.0051
19	Omega	Unique	193390	2.0576
20	Omega 2	Unique	180958	0.1687
21	San Salvador	Unique	186268	12.9399
22	Triblin	Unique	187088	18.2808
23	La Victoria	Unique	185387	10.3797
24	El Barreno	Unique	179603	11.2359
25	La Lotería	Unique	184377	3.8809
26	San Fausto	Unique	179722	1.5000
27	Maria del Pilar	Unique	179259	0.0049
28	El Campeón	Unique	179257	0.2072
29	Toro de Oro	Unique	206548	99.5187
30	Gumercinda	Unique	205211	20.0000
31	Gabriel	Unique	211849	18.0000
32	Pedro	Unique	217859	1,969.5069
33	Pedro 2	Unique	219079	421.8333
34	Gitano	Unique	219000	64.0000
35	Porvenir IV Fracc.A	Unique	220628	55.0957
36	Porvenir IV Fracc.B	Unique	216926	1.3237
37	Mark	Unique	223617	0.0529
38	Davide	Unique	223618	0.0788
39	Laura Maria	Unique	223788	1.0976
40	Tania	Unique	223789	0.6860
41	Maria Sofia	Unique	223790	0.0247
42	Porvenir V	Unique	218428	11.7876
La Princesa: Optionor Antonio Álvarez Ruiz
43	El Porvenir		214835	4.4241
44	Porvenir I	Unique	183925	12.0000
45	Porvenir II	Unique	186269	2.9981
46	El Porvenir III	Unique	212189	11.9902
			Subtotal	2955.8187
Not Grouped: 100% Minera San Xavier
47	Aracely	Unique	210668	9.3396
48	Zalamera	Unique	226517	9.0000
49	Alejandra	Unique	228632	248.004
			Subtotal	266.3436
			Total	3222.1623

All of the mineral concessions have been acquired primarily through purchase agreements and to a lesser extent through staking. Approximately $5.3 million has been spent to acquire the aforementioned mining concessions and other concessions that have subsequently been dropped due to their limited strategic value.

The aforementioned unique mineral concessions begin to expire in December 2036 through February 2055, subject to the timely filing of periodic reports and payment of taxes to Direccion General de Minas (“Federal Mining Bureau”). The unique concessions may be extended for an additional 50-year period. The Company does not anticipate that extensions to the mineral concessions will be required. All of the mineral concessions are held by the Company without any encumbrances except for the following:

•

The mineral concessions optioned from Antonio Alvarez Ruiz (#31 and #32) are subject to a 2.5% NSR royalty on any production that occurs on the those properties or $50,000 per year beginning April 2003, whichever is greater, subject to a maximum of $1.0 million. The Company has made minimum royalty payments totaling $200,000 as of March 2007.

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

Environmental and Other Permit Status

The Company was issued an Environmental Authorization with respect to its MIA for the Cerro San Pedro project by the Mexican federal agency, Secretaria de Medio Ambiente y Recursos Naturales [Secretary of Environment and Natural Resources] (“SEMARNAT”) on February 26, 1999. The Environmental Authorization lists various conditions which the Company is required to observe with respect to its operations at the Cerro San Pedro project. Most of these items are normal business activities associated with operating a mine. The Environmental Authorization is the primary federal permit required for the approval of the proposed mine.

In August 2004, the Company received notification that a Mexican Federal Court rendered a judgment in favor of a group opposing the Cerro San Pedro project who was seeking nullification of the Company's Environmental Authorization. The legal action brought by the contesting group claimed that the Environmental Authorization issued by SEMARNAT violated various environmental laws and standards, and a local land use plan.  The judgment was appealed by SEMARNAT. A Federal Court subsequently ruled on the appeal and directed an Administrative and Fiscal Court to nullify the Environmental Authorization.  SEMARNAT and the Company appealed the nullification ruling.  In December 2005, a Federal Court ruled in favor of the Company and instructed the Administrative and Fiscal Court to revoke its nullification ruling.  In addition, the Federal Court instructed the Administrative and Fiscal Court to direct SEMARNAT to issue a new Environmental Authorization to the Company and nullify the 1999 Environmental Authorization.  In April 2006, SEMARNAT issued the Company a new Environmental Authorization that complied with the requirements of the Federal Court order.  A group opposing the project has filed a lawsuit against SEMARNAT alleging that SEMARNAT did not comply with the Federal Court order when it issued the new Environmental Authorization.   In the event of an adverse ruling from this lawsuit , the Company 's operations may be negatively impacted.

The Environmental Authorization granted in April 2006 is valid for a twelve-year period through April 2018.  The Company may be required to apply for an extension within 60 days of the April 2018 Environmental Authorization expiration date in order to extend the Environmental Authorization term to adequately cover the proposed mining and reclamation period.  The Environmental Authorization lists over 90 conditions that the Company is required to satisfy, most of which relate to the reclamation phase of the project and includes the establishment of reclamation funding requirements for the project.  This reclamation funding requirements are discussed below under permitting compliance.

The Company is required to obtain an annual explosives permit during mine construction and operations. All mine explosives permits in Mexico expire at the end of the calendar year. The Company 's annual explosives permit for 2005 was restricted and allowed for the use of explosives on land owned by the Company, which only included the leach pad and processing area. The use of explosives on land communally owned by Ejido Cerro de San Pedro, which included the pit area and the access road to the pit, was prohibited pending the outcome of an appeal to a lawsuit filed against Secretaria de Defensa National [National Secretary of Defense] (“SEDENA”) to prohibit it from issuing the permit. The 2006 mine explosives permit was received by the Company in January 2006 and included the same blasting restriction as in the 2005 permit. In February 2006, the Company received notification from SEDENA that the restriction on its 2006 mine explosives permit for the Cerro San Pedro project was removed. In April 2006, SEDENA suspended the explosives permit with respect to the pit area and pit access roads in response to another lawsuit filed against it.  In October 2006, a favorable court ruling resulted in SEDENA removing the suspension on the explosives permit.   This court ruling effectively recognized the rights of the possessors of the land at Ejido Cerro de San Pedro, the majority of which are in favor of the project, and the validity of the Company's 1997 surface rights lease agreements with the Ejido. In December 200 6 , the Company received its explosives permit for calendar year 2007. The earlier court ruling that resulted in SEDENA lifting the suspension on the Company's explosives permit in October 2006 was appealed.  The Company is uncertain of the impact, if any, to its 2007 explosives permit that could result from an adverse ruling on this appeal.  I n the event of an adverse ruling , the Company 's operations could be negatively affected.   Furthermore, in the event that the annual explosives permit is not renewed, or is not renewed on a timely basis, the Company 's operations could be negatively affected.

The Company was advised of a lawsuit filed by project opponents against Instituto Nacional de Anthropologia y Historia [National Institute of Anthropology and History] seeking the suspension of a permit granted to the Company that authorizes it to conduct project construction and operating activities in close proximity to historical monuments. This lawsuit was resolved in favor of INAH in December 2006.

The Company is also required to obtain a renewal of its municipal construction and operating licenses on an annual basis. The Company's current municipal construction and operating licenses will expire on August 20, 2007. In the event that these licenses are not renewed, the Company 's operations could be negatively affected.

The Company was granted a local Land Use License in 2004.  This license has numerous conditions and recommendations for which the Company has agreed to fulfill.  The most significant of these include 1) stabilization of the Cerro San Pedro Apostle Church, 2) formation of a technical committee to oversee an environmental audit of the project with respect to the conditions and recommendations in the Land Use License and 3) preferential hiring treatment for residents from the local and surrounding communities.  The technical committee audit is in addition to the PROFEPA audit discussed below under Environmental Permitting Compliance.

The Company's local Land Use License requires that it structurally stabilize the Cerro San Pedro Apostle Church and install blast monitoring equipment near that church. The work will be performed through a trust fund managed by an independent technical committee and other interested parties. Various studies made by architectural and engineering experts have estimated the cost of the work to be $230,000. The Company has deposited approximately $235,000 in a bank trust account controlled by the Company to cover the estimated cost of the project. The Company has applied for a release of this permit condition with the relevant governmental agency.

The Company is required to comply with existing permit conditions and obtain additional permits and licenses from various regulatory and governmental authorities during mine construction and mine operations at Cerro San Pedro. These permits and licenses include, but are not limited to, annual renewal of titles to water rights, a power line permit, septic tank permits and receipt of an environmental license that is issued at commencement of operations. Although the Company is currently in full compliance with its existing permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company 's operations could be negatively affected.

Environmental Permitting Compliance

The Environmental Authorization includes certain conditions that must be met and ongoing compliance that must be performed in order to maintain the permit in good standing. The most significant conditions relate to the reclamation activities that must be performed at the end of the mine life.  In 2005 and 2006, Procurador Federal de Proteccion Ambiental [Federal Attorney for Environmental Protectioin] (“PROFEPA”) (the Mexican environmental enforcement agency) conducted a complete review of the Cerro San Pedro project and issued a report that the Company was in full compliance with all terms of the Environmental Authorization.  PROFEPA conducted another review of the project in January 2007.  Although PROFEPA has not yet issued a report on its most recent review, the Company expects that it is in full compliance with the Environmental Authorization.

The closure and reclamation plan for the Cerro San Pedro project has been developed by the Company with the assistance of independent consultants with the specific objective of leaving the land in a useful, safe and stable configuration capable of supporting native plant life, providing wildlife habitat, maintaining watershed functions, and supporting limited livestock grazing. SEMARNAT has agreed to allow the Company to fund its reclamation obligation during mining operations; however, negotiations with SEMARNAT to determine the interim funding requirements have not yet been finalized.  The schedule for completing the closure activities is controlled by the requirements contained in the Environmental Authorization; specifically that site reclamation is required to be completed within four years of final processing. In the Development Plan, the total closure and reclamation costs are estimated to be $4.3 million.

Surface and Water Rights Acquisition

In order to build and operate the Cerro San Pedro mine, surface rights agreements were required to be in place for all land to be disturbed by, or immediately adjacent to, the proposed mine operation. The Company began acquiring surface rights in 1996 from titled landowners, “possessionary rights” holders, and from the three local ejidos (Cuesta de Campa, Palma de la Cruz and Cerro de San Pedro). An ejido is an association of individuals who communally own and manage the rural lands surrounding their village. In the case of the ejidos, the Company has obtained surface occupation lease agreements with all three ejidos that own property in the Cerro San Pedro mine area. A total of 470 hectares are under lease agreements with annual aggregate lease payments of approximately $52,000. The leases grant the Company temporary occupancy for a period of 15 years (through January 2011), and may be extended by the Company for an additional 15 years, adjusted for the percentage increase in the Mexican minimum wage from February 1997 through February 2011. The increase is expected to approximate the rate of inflation in Mexico. The leases may be terminated by the Company at any time, but with a penalty equal to one year's lease payment.

The Company was involved in litigation involving surface rights access on land owned by Ejido Cerro de San Pedro.  In June 2005, the Company received a Temporary Occupancy and Right of Way Authorization from the Federal Mining Bureau for the project. This authorization provides the Company with federally mandated surface rights access to its mineral rights over the life of the mine, and overrides the various rulings and appeals in the Agrarian Court that challenged the Company's surface rights access to its mineral rights.  In August 2005, a Federal Court ruled and confirmed the validity of the surface rights lease agreements that the Company had entered into with Ejido Cerro de San Pedro.  The Company has two levels of protection with respect to surface rights access to its project, valid lease agreements and a Temporary Occupancy and Right of Way Authorization issue by the Federal Mining Bureau.

The Company has been informed of a lawsuit filed against the Federal Mining Bureau and the Secretary of the Economy seeking nullification of the Company's Temporary Occupancy and Right of Way Authorization for the Cerro San Pedro project. In the event of an adverse ruling from this lawsuit, the Company's surface rights access will revert to a lease agreement, the validity of which has been upheld in the courts.

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

A 115 kilovolt power line is under construction to supply the project with electricity. The power line will be 10 kilometers in length and will run from an existing substation to a location near the leach pad. The right-of-way for the new power line will follow next to an existing power line, but a separate right-of-way had to be negotiated with the affected landowners. The 25.35 hectares of required right-of-way has been acquired at a cost of $176,000. The cost to install the 115 kilovolt power line and build the power substation is estimated at $1.3 million, of which approximately $1.1 million has been spent to date.  In addition, the Company has acquired a diesel generator as a backup power system for the process facilities.

Glamis Feasibility Study (November 2000)

In November 2000, Glamis issued a revision to the Cambior feasibility study entitled “Cerro San Pedro Project Feasibility Study” (“Glamis Feasibility Study”). The Glamis Feasibility Study provided for the elimination of the crushing plant from the process flow sheet resulting in the use of ROM leaching to extract gold and silver from the mined ore. Under ROM leaching, the mined ore is transported and deposited on the heap leach pads without being processed through a crushing circuit. Metal recoveries from ore processed under a ROM scenario are generally lower than if the ore is crushed; however, a ROM scenario will also result in lower operating and capital costs.

In September 2003, WGI prepared a Development Plan for the Cerro San Pedro project. The Development Plan updated the cost estimates used in the Glamis Feasibility Study and re-examined the project economics using contract mining.  The Development Plan also incorporated the updated mineral reserve estimate from the February 2003 WLR technical report. The February 2003 mineral reserve estimate has been updated periodically to reflect more current metal prices and costs.   The mineral reserve estimate was most recently updated by WLR in March 2007.

WLR Technical Report (March 2007)

The following is a summary of information contained in the WLR Technical Report (“2007 Technical Report”) dated March 2007.

Background

The computer-based geological deposit model from the Glamis Feasibility Study has not been revised or amended for the 2007 Technical Report, other than for updating the topographic surface.  In addition, the metallurgical recoveries have not been revised or updated since the Glamis Feasibility Study.  The only revisions made to the May 2006 WLR Technical Report were for higher metal prices; changes to contract mining, ore processing and general and administrative costs; and pre-production stripping incurred during the 4th quarter of 2006.  The 2007 Technical Report mineral reserves were recalculated using higher prices of $475 per ounce gold and $8.00 per ounce silver, which approximate the three-year historical average prices for gold and silver, as compared to $400 per ounce gold and $6.15 per ounce silver for the May 2006 Technical Report.  Both the May 2006 and the March 2007 mineral resource and reserve estimates referred to below have been estimated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”).  The mineral resource and mineral reserve estimates were prepared by William L. Rose of WLR Consulting, Inc., the Qualified Person as that term is defined in Canadian Securities Administrators National Instrument 43-101.

Areas of study and primary sources of geologic and mining information contained in the 2007 Technical Report are summarized in Table B.

TABLE B. SOURCES OF INFORMATION FOR GEOLOGY AND MINING SECTIONS OF THE 2007 TECHNICAL REPORT.

Area	Services Provided	Name of Company/Consultant
Geology	Management	Minera San Xavier
	Assaying	Bondar Clegg
	Modeling, resource estimation	Minera San Xavier
	Deposit geology	Mark Petersen, Former consultant (currently VP Exploration – Metallica Resources Inc.)
	Mineralogy/petrography	Petrographic Consultants, Intl.
Mining	Ore reserves/mine design	WLR Consulting Inc.
	Model verification	Independent Mining Consultants, Inc.
GeoSight, Inc.
Glamis / Mine Reserves Associates
WLR Consulting Inc.
	Previous reserve evaluations	WLR Consulting Inc.
	Slope stability	Brawner & Associates

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

The mineral resource was evaluated using various estimation methods. The restricted kriging (“RK”) method was determined to be the best at characterizing the grade distribution and was therefore used to calculate the mineral resource.

The mineral resource is stated to reflect only those portions of mineralization that could become economically extractable under realistically assumed and justifiable technical and economic conditions.   The 2007 Technical Report calculated a pit shell using an $800 per ounce gold price and a $12.31 per ounce silver price and the same technical constraints that were applied to the mineral reserves.  This pit shell does not reflect an economic pit design.  It merely identifies material, which under current processing technology and a reasonable gold price, could become economic.  The Cerro San Pedro mineral resources are as follows:

TABLE C

CERRO SAN PEDRO MEASURED AND INDICATED MINERAL RESOURCES1

(Based on a $800/oz Au & $12.31/oz Ag Pit Shell)

Tonnage & Grade
Gold Cutoff Grade (g/t)	Measured			Indicated			Total M & I
	Tonnes (000's)	Au g/t	Ag g/t	Tonnes (000's)	Au g/t	Ag g/t	Tonnes (000's)	Au g/t	Ag g/t
0.2	106,230	0.55	20.3	9,853	0.47	19.5	116,083	0.54	20.2
0.3	84,809	0.63	22.1	5,964	0.62	22.0	90,773	0.63	22.1
0.4	63,609	0.72	24.6	3,886	0.76	24.2	67,495	0.72	24.5

1   Cautionary note to U.S. investors concerning estimates of measured and indicated mineral resources:  We advise U.S investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves

TABLE D

CERRO SAN PEDRO INFERRED MINERAL RESOURCES2

(Based on a $800/oz Au & $12.31/oz Ag Pit Shell)

Gold Cutoff Grade (g/t)	Tonnage & Grade
	Tonnes (000's)	Au g/t	Ag g/t
0.2	3,154	0.44	21.7
0.3	1,948	0.57	22.3
0.4	1,226	0.70	23.8

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

Mineral Reserves

Pit limit evaluations of the Cerro San Pedro deposit employed the Lerchs-Grossmann algorithm to determine the extent of economic open pit mining based on run-of-mine (“ROM”) ore.  Process recoveries and operating costs used in these pit limit evaluations are summarized in Table E.

TABLE E

PIT LIMIT INPUT PARAMETERS – PROCESS RECOVERIES AND PROCESSING COSTS

Rock Type	Gold Recovery (%)	Silver Recovery (%)	Processing Cost ($/t ore)
Porphyry Oxide	75	40	0.90
Porphyry Mixed	30	40	1.80
Porphyry Sulfide	20	30	1.80
Begoñia Limestone	55	25	0.90
Hospital Limestone	35	10	0.90
Barrano Limestones & MnOx	20	5	0.90
All other rock types (waste)	0	0	n/a

Other economic and overall slope angle parameters are summarized in Table F.  The economic parameters were estimated by the Company and reflect the most recent mining cost projections provided to the Company by WGI.

TABLE F

PIT LIMIT INPUT PARAMETERS – OTHER ECONOMIC VALUES AND SLOPE ANGLES

Parameter	Value
Gold price	$ 475 / oz
Silver price	$ 8.00 / oz
Refining recovery for gold	99.5%
Refining recovery for silver	98.0%
Freight and refining cost for gold	$ 3.00 / oz
Freight and refining cost for silver	$ 0.15 / oz
Gross receipts royalty	1.95%
Mining cost – ore	$ 1.144 / t
Mining cost – waste	$ 1.048 / t
General/administration cost	$ 0.65 / t ore
Slope angles on NW, N & NE walls (no ramps)	55 degrees
Slope angles on E, SE, SW and W walls	45 degrees

Total mineral reserves at prices of $475 per ounce gold and $8.00 per ounce silver are estimated at 85.8 million tonnes of ore grading 0.55 grams per tonne gold and 22.5 grams per tonne silver. Waste stripping is estimated at 108.3 million tonnes, resulting in a strip ratio of 1.26 tonnes of waste per tonne of ore. The total waste and ore tonnage for the designed ultimate pit is 194.1 million tonnes.

Table G shows the breakdown of the mineral reserves by classification. These reserve estimates include both proven and probable material, which correspond to measured and indicated resources within the designed economic (ultimate) pit limits shown in Table C. All inferred material was treated as waste.

TABLE G. MINERAL RESERVES SUMMARY BY CLASSIFICATION1,2

Classification	Ore (000s tonnes)	Gold (g/t)	Silver (g/t)	Waste (000s tonnes)	Total (000s tonnes)	Contained Gold (000's Ounces)	Contained Silver (000's ounces)
Proven	82,278	0.55	22.3	64,977	147,255	1,450	59,000
Probable	3,535	0.57	25.1	25,783	29,318	60	3,000
Other - waste	-	-	-	17,566	17,566	-	-
Total	85,813	0.55	22.5	108,326	194,139	1,510	62,000

1   Mineral reserves calculated using a $475 per ounce gold price and $8.00 per ounce silver price.

2 Mineral reserves have been calculated in accordance with Canadian Securities Administrators National Instrument 43-101, as required by Canadian Securities regulatory authorities.  For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the Staff of the Securities and Exchange Commission), applies different standards in order to classify mineralization as a mineral reserve.  The Cerro San Pedro project mineral reserves are classified as such under both Canadian and U.S. regulatory authorities.

A comparison of the March 2007 mineral reserves estimate with the May 2006 mineral reserves estimate, is presented in Table H.

TABLE H

COMPARISON OF MARCH 2007 MINERAL RESERVES ESTIMATE

WITH MAY 2006 MINERAL RESERVES ESTIMATE

Classification	Ore (000s tones)	Gold (g/t)	Silver (g/t)	Waste (000s tonnes)	Total (000s ounces)	Contained Gold (000's Ounces)	Contained Silver (000's ounces)
March 2007[1,3]	85,813	0.55	22.5	108,326	194,139	1,510	62,000
May 2006[2,3]	69,885	0.55	23.0	75,050	144,935	1,240	51,700
Difference	+15,928	0.00	-0.5	+33,276	+49,204	+270	+10,300

1   Mineral reserves calculated using a $475 per ounce gold price and $8.00 per ounce silver price.

2   Mineral reserves calculated using a $400 per ounce gold price and $6.15 per ounce silver price.

3 Mineral reserves have been calculated in accordance with Canadian Securities Administrators National Instrument 43-101, as required by Canadian Securities regulatory authorities.  For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934, as interpreted by the Staff of the Securities and Exchange Commission), applies different standards in order to classify mineralization as a mineral reserve.  The Cerro San Pedro project mineral reserves are classified as such under both Canadian and U.S. regulatory authorities.

The Cerro San Pedro ore deposit is characterized by large tonnages and low grades.  Mineral reserve estimates are, consequently, sensitive to both metal prices and operating costs.

Project Operations and Construction

The project is being developed as an open pit mine producing ROM ore that will be heap leached with precious metal recovery using a Merrill-Crowe processing facility to produce gold/silver doré on site.  Ore will be hauled directly from the pit to the leach pad via a 2 kilometer haul road where the ore will be stacked in 10 meter vertical lifts.  A dilute cyanide solution will be applied to the surface of the heap using a drip irrigation system.  Gold and silver will be removed from the ore by the cyanide solution producing a gold/silver enriched solution or “pregnant solution.”  The pregnant solution will be transported via a pipeline to the Merrill-Crowe processing plant.  Precious metals are recovered from the pregnant solution using a typical zinc precipitation process.

A general layout of the Cerro San Pedro mine facilities is presented in Figure 2.

Leach pad capacity was expanded in 2006 and now has the capacity for 100 million tonnes of ore. The process plant has been designed to treat up to 4,000 gallons  per minute, and is expected to produce between 100,000 ounces and 180,000 ounces of gold and gold equivalent silver per year depending on the solution grade.  Average recoveries are estimated to be 59% for gold and 34% for silver based on the various ore types.  Total precious metal production over the ten-year mine life is projected at 0.89 million ounces of gold and 21.3 million ounces of silver.

As of December 31, 2006, the Company had incurred approximately $35.2 million on direct project construction and other construction related costs.  In 2006, direct and non-direct construction spending totaled $26.6 million.  Direct construction activities included haul road, process pond, leach pad, laboratory, infrastructure, and process plant construction.  Mine development and pre-stripping activities were limited in 2006 due to suspension of the explosives permit for most of the year.  The explosives permit suspension also created construction delays and increased non-direct construction related spending.

The Company anticipates that it will incur an additional $9.1 million on direct construction costs in 2007.  Forecast expenditures for 2007 include the purchase of a portable crusher, construction of two leach pad cells and a lime silo, accelerated pre-stripping, and completion of construction of a high voltage power line.  In addition, capital expenditures of $4 million have been budgeted for 2009 for expansion of the leach pad.

As of March 2007, construction of the process plant and related facilities were substantially complete.  Delivery of ore to the leach pad began in December 2006.  Leaching of ore to test the process plant began in March 2007.  The Company expects to pour its first gold and silver doré in April 2007.  The Company's metal production forecast for 2007 is 40,000 ounces of gold and 950,000 ounces of silver.

The El Morro Project, Chile

The El Morro Project is a feasibility stage exploration project located in the Third Region of northern Chile. Certain of the technical information set out below concerning the El Morro Project is derived from a technical report dated December 26, 2006 authored by Mark A. Petersen, Vice President of Exploration for Metallica Resources, and Mr. Raúl R. Roco, Manager of Mines Geology for Xstrata Copper.  Mr. Petersen and Mr. Roco are “Qualified Persons” as defined under Canadian Securities Administrators National Instrument 43-101.

Project Location

The El Morro project is located approximately 650 kilometers north of Santiago and some 80 kilometers east of the city of Vallenar. The project comprises approximately 26,376 hectares of mineral concessions located in the Municipality of Alto del Carmen, Huasco Province, Third Region of Atacama in northern Chile (Figure 3). Known mineral resources within the El Morro property include the La Fortuna deposit and the namesake El Morro deposit, which are located approximately 5 kilometers apart from each other.

Project Ownership

In August 2005, pursuant to a joint venture agreement (the “El Morro Agreement”) between Falconbridge Limited (“Falconbridge”, formerly Noranda Inc.) and the Company, Falconbridge completed the requirements necessary to earn a 70% ownership interest in the El Morro project.  Falconbridge's earn-in requirements are discussed below under Project History. In 2006, Falconbridge was acquired by the global diversified mining group, Xstrata plc.  Xstrata Copper is the operator of the El Morro project and is one of the commodity business units within Xstrata plc.  Xstrata plc and Xstrata Copper are collectively referred to in this document at Xstrata.

Ownership History

BHP Chile S.A. (“BHP”) began work on the La Fortuna deposit area in the early 1990s and completed early stage exploration work on the La Fortuna and El Negro copper-gold targets as well as the Cantarito gold target.

In December 1996, the Company entered into an option agreement to acquire from BHP a 50% interest in mineral exploitation concessions owned by BHP in the La Fortuna area, referred to herein as the “BHP Option” and subject to the El Morro Agreement discussed below. The option agreement required the Company to invest $1.3 million in exploration and development expenditures over a three-year period. In September 1999, the parties amended the agreement to allow the Company to acquire a 100% interest in the La Fortuna area exploitation concessions by making aggregate payments to BHP totaling $1.69 million over a four-year period. The Company exercised the option in July 2003. The Company also acquired additional mineral rights by claim staking land adjoining the BHP concessions in 1997 and 1999.

In 1998, the Company entered into an option agreement to acquire a 100% interest in mineral exploitation concessions in the La Fortuna area owned by Mr. Rene Martin Jure, referred to herein as the “Martin Option” and subject to the El Morro Agreement discussed below. The Martin option was exercised in 2001 as a result of the Company and Falconbridge making aggregate payments to Martin totaling $1.5 million.

In 2000 and 2001, Falconbridge Limited entered into three separate option agreements to acquire a 100% interest in mineral exploitation concessions in the La Fortuna area owned by the Cayo family, referred to herein as the “Cayo Options” and subject to the El Morro Agreement discussed below. The Santa Julia option was exercised in 2001 upon making aggregate payments to the Cayo family totaling $85,000.

The El Morro deposit area, located five kilometers west-northwest of the La Fortuna deposit area, was acquired by Metallica by claim staking in 1997. The La Fortuna and El Morro deposit areas are referred to collectively as the El Morro project.

In September 1999, the Company entered into the El Morro Agreement with Falconbridge to conduct exploration work on the El Morro project. In February 2000, the agreement was amended such that Falconbridge could earn a 70% interest in the project by making aggregate exploration and property acquisition expenditures of $10.0 million, which included the BHP, Martin and Cayo option payments, over a five-year period beginning September 1999, and by making a final cash payment to the Company of $10 million by September 14, 2005. The El Morro Agreement also includes a provision requiring Falconbridge to subscribe to a private placement in the Company for $1.0 million, among other requirements. By August 2005 Falconbridge had completed the last of the requirements to earn a 70% interest in the El Morro project when it made the $10 million cash payment to the Company. Falconbridge remains obligated to complete a feasibility study on the project by September 14, 2007, and if Metallica so requests, to fund 70% of Metallica's 30% share of mine development capital.

Mineral Property Summary

In Chile, mineral rights are granted by ordinary courts of justice in the form of mining concessions. Any person, whether a Chilean national or a foreigner, may apply for the granting of mining concessions subject to compliance with the requirements provided for under Chilean law. The holder of a mining concession is protected by the ownership right to such concession. The right over the concession, which is independent from the ownership right to the surface land, is transferable and may be subject to mortgage. The mining concession entitles its holder to exploit any and all mineral resources contained within its boundaries.

Mining concessions in Chile are of two types:

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

The acquisition of mineral interests in Chile is normally initiated either through the filing of an application to the courts to obtain the granting of new mining concessions or by acquiring existing mining concessions through option to purchase agreements or other means. The holder of an exploration concession has the exclusive right to initiate the procedure to obtain an exploitation concession within the boundaries and during the time period of the exploration concession. The holder of either type of mining concession is entitled by law to impose easements on the surface land in order to facilitate mining exploration or exploitation activities. Any compensation paid to the owner of the surface land for the easement is to be determined by mutual agreement or, failing such agreement, by the court.

The legal procedure to obtain the granting of a new mining concession is regulated in detail in the Chilean Mining Code. A special characteristic of this procedure is that the applicant is required to be active and to expedite the proceeding in order to comply with deadlines established for the performance of certain tasks in order to obtain the grant of the concession. The proceeding may become contentious in some instances (e.g., in the event of third party opposition to the survey petition by claiming a preferential right in the area).

The El Morro project area currently consists of 36,399 hectares which includes 20,699 hectares of combined mineral exploitation and exploration concessions held under the original El Morro Agreement, and 15,700 hectares of mineral exploration concessions located adjacent to the El Morro Agreement area which are to be added to the El Morro project property position in the future.

Mining exploitation concessions – Metallica & Xstrata owned	17,283 hectares
Mining exploration concessions – Metallica & Xstrata owned	1,200 hectares
Mining exploitation concessions – BHP, Martin & Cayo Options	2,216 hectares
Original El Morro Agreement	20,699 hectares

Mining exploration concessions – pending addition to El Morro Agreement	15,700 hectares
Total	36,399 hectares

Xstrata has also filed a duplicate protection layer of claim applications covering 20,590 hectares and overlapping most of the exploitation and exploration claims in the El Morro Agreement area. Xstrata also has applications pending for mining exploration concessions that cover an additional 2,600 hectares.

Surface rights for the El Morro property are owned by the Los Huasco Altinos Community (“Los Huasco Altinos”), a grazing and livestock cooperative. Los Huasco Altinos granted Falconbridge a surface easement and right-of-way to conduct exploration work at the El Morro project that expired in 2004. Falconbridge applied for a new surface easement through the Court of Vallenar, Chile, as provided under the Chilean Mining Code. In January 2005, the Court of Vallenar granted a temporary easement to Falconbridge so it could initiate additional exploration work on the project. In late 2005, the Court of Vallenar granted Falconbridge a 30-year surface easement on the property.

Option Agreements

At the El Morro project, 2,216 hectares of mining concessions are held through five purchase option agreements, two of which were executed by the Company and three of which were executed as a group by Falconbridge. Since September 1999, all payments pursuant to the purchase option agreements have been made by Falconbridge pursuant to its earn-in requirement under the El Morro Agreement. The option agreements are summarized below.

1) Minera Metallica Limitada and BHP Chile S.A. Purchase Option Agreement – BHP Option

In July 2003 the Company and Falconbridge exercised an option to acquire certain mining exploitation concessions from BHP for $1.69 million. The underlying concessions are referred to as the BHP concessions and have a combined area of 1,849 hectares. BHP retained a 2% NSR royalty on any mining that occurs on the BHP mining concessions. In December 2004, the Company and Falconbridge acquired the 2% NSR royalty from BHP for $2.0 million. The Company acquired a 30% interest in the royalty for $0.6 million and Falconbridge acquired a 70% interest in the royalty for $1.4 million.

2) Minera Metallica Limitada and Rene Martin Jure Purchase Option Agreement - Martin Option

In December 2001 the Company and Falconbridge exercised an option to acquire certain mining exploitation concessions from Rene Martin Jure, on behalf of Legal Mining Companies Cantarito Uno de la Sierra Juntas de Cantarito de la Estancia Huasco Alto and Tronquito uno de la Sierra Portezuelo de Cantarito de la Estancia Huasco Alto (“Martin”), for $1.5 million. The underlying exploitation concessions are referred to as the Cantarito and Tronquito mining properties and have a combined area of approximately 305 hectares. Martin has retained a 2% NSR royalty on any mining that occurs on the Cantarito and Tronquito mining concessions.

3) Falconbridge Chile Limitada and Santiago del Carmen Cayo Salinas, Luis Alberto Cayo Salinas and Johnny Cayo Salinas Purchase Option Agreements – Cayo Options

During 2001 and 2002, Falconbridge exercised three option agreements with the shareholders of Santa Julia Uno de la Sierra Fortuna, to acquire certain mining exploitation concessions held by Santa Julia Uno de la Sierra Fortuna for $85,000. The underlying concessions are referred to as the Santa Julia concessions and have a combined area of 61 hectares. Payments of $133,333 are due to each of the three shareholders of Santa Julia Uno de la Sierra Fortuna within two years of commencement of mining on the Santa Julia concessions.

Environmental Permitting

The National Environmental Committee (CONAMA) and Regional Environmental Committees (COREMAs) are the regulatory agencies responsible for environmental compliance in Chile. Environmental permit applications for both exploration and mine development projects are assessed through the Environmental Impact Evaluation System (SEIA) managed by CONAMA. The level of assessment required for a project can be either an Environmental Impact Assessment (EIA) or an Environmental Impact Declaration (DIA).

An EIA in Chile is broadly comparable to an EIA issued under international guidelines. It is typically required for a more advanced project if the project is expected to produce certain specified environmental impacts. A DIA, on the other hand, is a document that establishes that a project will comply with current norms and environmental standards via a description of the project and its surrounding environment and is typically required for a less advanced project.

A DIA for the completion of 120,000 meters of exploration and development drilling (“Exploration DIA”) on the El Morro project originally granted by an Environmental Qualification Resolution (“RCA”) issued by CONAMA – IIIrd Region office in Copiapó in December 2001 has been extended until October 5, 2007. A second DIA providing for the construction of a 1.5 kilometer underground exploration decline (“Decline DIA”) through the La Fortuna deposit was granted by an RCA issued by CONAMA in March 2006 and is valid until the end of March 2007. An application for a six month extension to the Decline DIA has been submitted and is under review by CONAMA.

Geology

The El Morro project is located along the Eocene-Oligocene copper porphyry belt of northern Chile, host to some of Chile's most prolific mining districts. Major  mines along the belt include Collahuasi, Quebrada Blanca, Chuquicamata, La Escondida, El Salvador and Potrerillos. The El Morro project is located along a southern extension of the belt and represents one of the newest porphyry copper occurrences under development in Chile today. Mineral resources within the El Morro project area have so far been defined in the La Fortuna and the namesake El Morro areas.

La Fortuna is a classic copper-gold porphyry deposit. Mineralization occurs within and around a vertical cylinder-shaped igneous intrusive body (“porphyry stock”) of granodioritic to dioritic composition that has been emplaced at a major fault intersection within a sequence of older volcanic and sedimentary rocks. Copper-gold mineralization occurs within a well-developed system of cross-cutting veins (“stockwork”) containing pyrite, magnetite and variable amounts of copper-bearing sulfide minerals that include chalcopyrite, bornite, and chalcocite. Molybdenum content at La Fortuna is negligible. The deposit consists of an upper oxidized zone of barren to weak “leached” copper-gold mineralization, an intermediate zone secondarily enriched copper sulfides (“supergene blanket”) and associated gold mineralization, and a deep zone of primary “hypogene” copper-gold sulfides. Potentially economic portions of the La Fortuna mineral resource occur entirely within the secondary supergene and primary hypogene sulfide zones.

The El Morro deposit consists of disseminated and stockwork copper-gold sulfide mineralization hosted entirely within a sequence of volcanoclastic sedimentary rocks. Although a porphyry intrusive source to the mineralization is strongly suspected, drilling to date has so far not identified one. The deposit consists of an upper oxidized and barren leached cap, an intermediate supergene enrichment blanket of secondary chalcocite and pyrite, and a lower zone of primary pyrite-chalcopyrite mineralization.

Exploration

Exploration work on the El Morro project has principally involved a combination of geological mapping, geochemical sampling and geophysical surveys aimed at defining targets for follow-up exploratory drilling. Exploration drilling at El Morro has included programs conducted by BHP in 1993 and 1994, by the Company 1999, by Falconbridge from 2000 to 2005, and by Falconbridge – Xstrata in 2006. These programs are summarized below in Table J.

TABLE J: El Morro Project – Summary of Exploration Drilling Programs
TARGET AREA
Company (year)	La Fortuna		El Morro		El Negro		Cantarito		Other Areas		TOTAL
	DDH Meters (no. holes)	RDH Meters (no. holes)	DDH Meters (no. holes)	RDH Meters (no. holes)	DDH Meters (no. holes)	RDH Meters (no. holes)	DDH Meters (no. holes)	RDH Meters (no. holes)	DDH Meters (no. holes)	RDH Meters (no. holes)	DDH Meters (no. holes)	RDH Meters (no. holes)
BHP (1993 - 1994)	400 (1)	3,167 (13)				100 (1)		1,376 (14)			400 (1)	4,643 (28)
Metallica (1999)		908 (4)	500 (1)	1,547 (7)		418 (2)		340 (4)			500 (1)	3,213 (17)
Falconbridge (2000)	1,160 (4)		2,949 (11)						199 (1)		4,308 (16)	0
Falconbridge (2000 - 2001)	9,385 (21)				4,972 (16)				904 (3)		15,261 (40)	0
Falconbridge (2002)	8,248 (16)	1,538 (5)		1,094 (3)	749 (3)	912 (3)		394 (1)		2,536 (10)	8,997 (19)	6,474 (22)
Falconbridge (2005)	9,932 (23)										9,932 (23)	0
Falconbridge - Xstrata (2006)	33,310 (81)										33,310 (81)	0
TOTAL	62,435 (146)	5,613 (22)	3,449 (12)	2,641 (10)	5,721 (19)	1,430 (6)		2,110 (19)	1,103 (4)	2,536 (10)	72,708 (181)	14,330 (74)
Notes:	DDH – diamond drill core hole
RDH – reverse circulation drill hole

La Fortuna Area

Copper porphyry exploration in the La Fortuna area began in 1993 when BHP conducted a geophysical surveys and reconnaissance drilling program that encountered geochemically anomalous but sub-economic copper and gold mineralization. One of BHP's drill holes included a core hole (DDF-1) drilled within several hundred meters of the buried La Fortuna copper-gold porphyry stock subsequently discovered by Noranda in 2000. During the spring of 1999, Metallica initiated a four-hole drilling program totaling 908 meters at La Fortuna that encountered similarly sub-economic metal values. In early 2000, Falconbridge returned to the area and drilled four core holes totaling 1,160 meters. Of these four holes, one (DDHF-04) intersected a 70-meter zone of secondary chalcocite enrichment grading 1.15% copper and 0.35 g/t gold in volcanic country rocks near the buried La Fortuna porphyry stock. Drill hole DDHF-04 represents the initial discovery drill hole for the La Fortuna deposit. The other three holes encountered weaker but nonetheless anomalous copper-gold mineralization. In the following field season beginning in November 2000 and continuing into early 2001, Falconbridge initiated a major drilling campaign in the La Fortuna area that resulted in the completion of 21 core holes totaling 9,385 meters, confirming the discovery and partially delineating the limits of copper-gold mineralization within and around the La Fortuna porphyry stock. In 2002, 21 additional core holes totaling 9,786 meters were completed to further delineate the limits of the deposit. One hole, DDHF-39, intercepted 970 meters averaging 0.65% copper and 0.53 grams per tonne gold over its entire vertical length, providing further evidence of the robust character of the La Fortuna mineralizing system. By the end of 2002 Falconbridge had drilled 41 core holes totaling 18,793 meters in the La Fortuna deposit. No further exploration work at El Morro was conducted by Falconbridge during 2003 and 2004.

In 2005 Falconbridge resumed drilling at La Fortuna in order to improve the definition of higher-grade portions of secondary copper enrichment zone and the underlying primary sulfide zone. Twenty-three infill holes totaling 9,932 meters were completed, increasing the drill hole density within the upper 450 meters of the deposit to an average drill hole spacing of approximately 100 meters. By early 2005 Falconbridge had drilled 64 core holes totaling 28,725 meters in the La Fortuna deposit.

Drill core sample preparation, analysis and security procedures for the project since 1999 have been done according to accepted industry methods and standards, with all work beginning in 2002 following rigorous quality assurance and control (QA/QC) procedures conforming to Six Sigma process control protocols established by Falconbridge which continue to be maintained by Xstrata. Sample analyses have been done by independent assay laboratories all of which are located in Chile. Laboratories contracted to do this work include Bondar Clegg from 1999 through 2002, ACME Analytical Laboratories in 2005, and ACTLABS CHILE S.A. through 2006 to the present. Independent check assays have been performed by ALS Chemex Laboratories in Canada from 2000 through 2006. All drill core analyses performed since 2000 have included the use of internal blanks and Gannet, Canmet and Rocklab certified standards. The analytical methods used are geochemical analysis for copper and fire assay with atomic absorption finish for gold. ACTLABS CHILE is certified by the ISO 9001:2000 standards.

As the El Morro Project has evolved from an early stage to an advanced exploration project, periodic mineral resource estimates have been conducted on the La Fortuna deposit. These include estimates by Noranda in 2001 and 2002, and by the Company in 2005. These historic resource estimates are summarized in Table K below for comparative reference:

TABLE K:	La Fortuna Deposit Historic Mineral Resource Estimates
		> 0.30% Cu			> 0.40% Cu			> 0.50% Cu
Year (Company)	Classification	Tonnes 000's	Cu %	Au g/t	Tonnes 000's	Cu %	Au g/t	Tonnes 000's	Cu %	Au g/t
2001[5] (Noranda)	Inferred[1]	540,000	0.55	0.51	410,000	0.61	0.56	280,000	0.68	0.59
2002[4] (Noranda)	Inferred[1]	590,000	0.56	0.46	465,000	0.61	0.50	340,000	0.67	0.51
2005[3] (Metallica)	Indicated[2]	203,000	0.69	0.59	185,000	0.72	0.62	150,000	0.78	0.65
	Inferred[1]	450,000	0.50	0.39	295,000	0.58	0.44	172,000	0.68	0.49
NOTES:

1)

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

2)

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

3)

The 2005 mineral resource estimate for the La Fortuna deposit is an update of an earlier mineral resource estimate prepared in 2002 by Falconbridge.  The 2005 mineral resource estimate is classified as an indicated and inferred mineral resource in accordance with the CIM definitions on mineral resources and mineral reserves.  The estimate is based entirely on data provided to the Company by Falconbridge.  The Qualified Persons, as defined by Canadian Securities Administrators National Instrument 43-101, responsible for the design and completion of the updated resources estimate are Bruce M. Davis, Fellow – AusIMM and Chief Geostatistician for Norwest Corporation, and Mark Petersen, Certified Professional Geologist – AIPG and Exploration Manager for Metallica Resources Inc.

4)

The 2002 mineral resource estimate for the La Fortuna deposit was prepared under the supervision of John Sullivan, Director of the El Morro project, and Stanley Clemmer, Senior International Geologist, both of Noranda Chile Ltda., the Qualified Persons as that term is defined by Canadian Securities Administrators National Instrument 43-101.

5)

The 2001 mineral resource estimate for the La Fortuna deposit was prepared under the supervision of Michael Donnelly, General Manager Exploration – Southern Hemisphere for Noranda Inc., the Qualified Person as that term is defined by Canadian Securities Administrators National Instrument 43-101.

Comparison of the historic mineral resource estimates in Table K above illustrates the progressive increase in size and improvement to resource classification that has occurred with successive drilling programs in the La Fortuna area.

In 2006 Falconbridge initiated a pre-feasibility study for the El Morro project that included the completion of a 72 hole core drilling program totaling 27,700 meters in the La Fortuna area. The objectives of the pre-feasibility study drilling program were to increase the drill hole density in the deposit and improve the classification of the resource to measured and indicated status. The completion of the drilling program by mid-2006 resulted in a near doubling of the density of drill hole information in the La Fortuna deposit over the previous year. As it is currently defined, the La Fortuna mineral resource measures approximately 1,000 by 650 meters in surface plan and approximately 700 to 750 meters in vertical depth. Deep exploration drilling has intercepted significant copper-gold mineralization to a depth of 970 meters, more than 200 meters below the bottom of currently defined mineral resources. The La Fortuna copper-gold deposit remains open at depth.

In September 2006, Xstrata reported an updated mineral resource estimate for the La Fortuna deposit, summarized in Table L below. Golder Associates, acting as an independent third party for Xstrata, was responsible for the development of the 3D geological model of the La Fortuna deposit used for the 2006 mineral resource estimate. Golder has also reviewed the grade estimation procedures and resource classification criteria applied by Xstrata, and confirmed that the geostatistical grade estimation was carried out to a suitable standard and that the resource model is appropriate for the estimation of Mineral Resources.

TABLE L:	2006 La Fortuna Mineral Resource Estimate – Copper cutoff basis
Classification	Measured & Indicated Resources[1,2,5]
	> 0.30% Cu			> 0.40% Cu			> 0.50% Cu
	Tonnes 000's	Cu %	Au g/t	Tonnes 000's	Cu %	Au g/t	Tonnes 000's	Cu %	Au g/t
Measured	188,800	0.69	0.58	165,700	0.73	0.62	138,900	0.79	0.65
Indicated	299,800	0.53	0.49	214,300	0.60	0.56	149,500	0.67	0.63
Total M&I	488,600	0.59	0.52	380,000	0.65	0.58	288,400	0.71	0.64
	Inferred Resources[3,4,5]
Classification	> 0.30% Cu			> 0.40% Cu			> 0.50% Cu
	Tonnes 000's	Cu %	Au g/t	Tonnes 000's	Cu %	Au g/t	Tonnes 000's	Cu %	Au g/t
Inf'd: in-pit	114,100	0.49	0.38	69,800	0.58	0.47	47,200	0.65	0.53
Inf'd: out-pit	112,600	0.47	0.44	72,400	0.55	0.51	42,100	0.62	0.59
Total Inferred	226,700	0.48	0.41	142,200	0.56	0.49	89,300	0.64	0.56
NOTES:

1)

Measured and Indicated resources have been defined on the basis of drill sample density and that portion of the resource contained within a simulated mine but utilizing metals prices of US$1.20/ lb Cu, US$400/oz Au.

2)

Cautionary note to U.S. investors concerning estimates of measured and indicated mineral resources:  We advise U.S investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves

3)

Inferred resources are defined on the basis of drill sample density and have been separated into Inferred resources occurring internal and external to a $1.20/lb Cu and $400/oz Au pit shell (see Note to M&I Table above).

4)

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

5)

The 2006 mineral resource estimate is classified as a measured, indicated and inferred mineral resource in accordance with CIM definitions of mineral resources and mineral reserves.  The Qualified Person, as defined by Canadian Securities Administrators National Instrument 43-101, responsible for the design and completion of the updated resources estimate is Raul Roco, Member – Australasian Institute of Mining and Metallurgy and Manager of Mines Geology for Xstrata's copper division.

In December 2006, Xstrata completed a 9-hole 6,200 meter drilling program to provide additional confirmation to the continuity of high grade copper-gold mineralization in the core of the La Fortuna porphyry stock, improve delineation of deep inferred resources, and test the extent of secondary supergene copper mineralization along the northern limits of the La Fortuna resource. The results of this drilling program are being incorporated into an updated resource estimate that will be part of a final feasibility study for the project currently in progress. The results of the 2006 pre-feasibility study noted above are pending receipt by the Company from Xstrata.

El Morro Area

From 1997 through 1998, the Company began exploring the El Morro area, which subsequently became the project's namesake. The Company completed geological mapping, geochemical sampling and geophysical surveys to define areas for follow-up exploratory drilling. In early 1999, the Company drilled seven widely spaced reverse circulation holes totaling 1,547 meters to test a coincident geochemical and geophysical anomaly. One hole, RDM-2, intercepted 192 meters averaging 0.64% copper, 0.22 g/t gold and 148 ppm molybdenum from 76 to 268 meters. In April 1999, the Company followed up these results with a 500-meter deep core hole, DDHM-1, which was drilled to twin the mineralized intercept encountered in hole RDM-2 and explore for additional mineralization at depth. The copper and gold assays for DDHM-1 confirmed the results of reverse circulation hole RDM-2, and encountered additional anomalous copper-gold mineralization to the bottom of the hole. At the end of 1999, a total of 8 holes totaling 2,047 meters had been drilled in the El Morro area, with holes RDM-2 and DDHM-1 confirming the discovery of the El Morro copper-gold deposit.

In early 2000, Falconbridge drilled 11 core holes totaling 2,949 meters in the El Morro area. Although Falconbridge's drilling did not intercept the grades or widths of the Company's discovery hole RDM-2, the drilling did intercept persistent secondary copper mineralization grading in the range of 0.20% to 0.50% copper over widths ranging from 75 to 200 meters. Perhaps more significantly, Falconbridge reported that drilling had so far not intersected any mineralized porphyry intrusive rocks, but only mineralized volcanoclastic sedimentary rocks which it considered to be a good indication for the presence of a buried mineralized porphyry in the area.

In 2002 Falconbridge drilled 3 additional reverse circulation holes totaling 1,094 meters in the El Morro area. One of these holes, RDM-9, intersected 50 meters of secondary copper sulfide mineralization grading 0.91% copper and 0.58 g/t gold from 68 to 118 meters, followed by 170 meters of primary sulfide mineralization grading 0.45% copper and 0.27 g/t gold from 118 to 288 meters. At the end of 2002, a total of 12 core holes totaling 3,449 meters and 10 reverse circulation holes totaling 2,641 meters had been drilled in the El Morro area.

In January 2004, Falconbridge presented the Company with an inferred mineral resource estimate for the El Morro deposit, calculated in accordance with CIM Definitions on Mineral Resources and Mineral Reserves. The results of this mineral resource estimate are summarized in Table M.

TABLE M:	2004 El Morro Deposit Inferred Mineral Resource Estimate[2]
Classification	0.2% Copper Cutoff Grade			0.3% Copper Cutoff Grade			0.4% Copper Cutoff Grade
	Tonnes (000s)	Copper (%)	Gold (g/t)	Tonnes (000s)	Copper (%)	Gold (g/t)	Tonnes (000s)	Copper (%)	Gold (g/t)
Inferred[1]	190,000	0.34	0.12	100,000	0.41	0.14	45,000	0.50	0.18
NOTES:

1)

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

2)

The mineral resource estimate for the El Morro deposit was prepared under the supervision of John Sullivan, Director of the El Morro project, and Stanley Clemmer, Senior International Geologist, both of Noranda Chile Ltda., the Qualified Persons as that term is defined by Canadian Securities Administrators National Instrument 43-101

The El Morro deposit inferred mineral resource estimate is based on 22 diamond and reverse circulation drill holes totaling 6,090 meters that have been drilled on approximately 200-meter centers over an area measuring approximately 1.2 kilometers by 1.2 kilometers in plan, and to a vertical depth of approximately 525 meters. The deepest hole drilled in the El Morro deposit to date extends another 110 meters below the bottom of the current mineral resource estimate. The El Morro deposit is not fully delineated and remains open to the west, northwest and east, and possibly at depth.

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

Cantarito, El Negro and Other Target Areas

Approximately 12,900 meters in 58 holes have been drilled to date to test other exploration target areas within the El Morro project property. These targets include Cantarito, El Negro as well as other areas. Although some of this drilling has encountered encouraging mineralization that may merit further exploration in the future, drilling to date in these areas has so far failed to confirm sufficient continuity of mineralization to define a mineral resource.

2007 Work Program

Xstrata became the El Morro project operator following the merger between Xstrata plc and Falconbridge in mid-2006. Pursuant to the terms of the El Morro Agreement, Xstrata remains obligated to complete a feasibility study for the project by September 2007. The cost of this feasibility study, including the drilling programs completed in the La Fortuna area in 2006, will be borne by Xstrata. The Company has also been informed that Xstrata's plans for the 2007 work program at El Morro include $1.2 million in new exploration directed towards targets outside the main La Fortuna deposit area.  The Company's 30% share of this exploration program is estimated to be $0.36 million.

The Company is also working with Xstrata to finalize a shareholder agreement for the El Morro project.

Rio Figueroa Project, Chile

The Rio Figueroa project is located approximately 80 kilometers southeast of Copiapó, Chile, and occurs within the Eocene-Oligocene porphyry belt that is host to some of Chile's most prolific copper mining districts (Figure 4). The project property position totals 58 square kilometers and centers on a cluster of porphyry intrusive centers that host geochemically significant levels of copper and gold mineralization. The Rio Figueroa project property currently consists of 25 square kilometers of mineral exploitation concessions held under a purchase option agreement and 33 square kilometers of exploration concessions that are 100% owned by the Company. Rio Figueroa is characterized as an early stage exploration project with no mineral resources having yet been defined. Exploration for a potentially economic copper-gold resource continues.

Option Agreements

In September 2004, the Company entered into an option agreement with Sociedad Contractual Minera Los Potrillos (“Potrillos Option”) to purchase a 100% interest in mineral exploitation concessions a copper-gold exploration project referred to as the Rio Figueroa project. The Potrillos Option agreement provides for the Company to make annual option payments totaling $3.5 million over a five-year period, to incur annual exploration expenditures over a three-year period totaling $1.5 million beginning September 2004, prior to exercising the option to purchase (Table N). The Potrillos Option also provides for a 1.5% NSR royalty against any future production from the Potrillos property, and a 2% NSR royalty against any future production from three exploitation concessions owned by Chilean state mining company Empresa Nacional de Mineria (ENAMI) and included under the Potrillos Option agreement. ENAMI also administers the Potrillos Option on behalf of the underlying owners.

TABLE N:	Rio Figueroa Project – Potrillos Option Agreement
Option Payments		Exploration Commitments
Due Date	Amount	Due Date	Amount	Total
September 2004	$100,000	September 2005	$ 375,000	$475,000
September 2005	$200,000	September 2006	$ 500,000	$700,000
September 2006	$200,000	September 2007	$ 625,000	$825,000
September 2007	$400,000	Total	$1,500,000	$400,000
September 2008	$750,000			$750,000
September 2009	$1,850,000			$1,850,000
Total	$3,500,000			$5,000,000

At March 20, 2007, the Company had made option payments totaling $0.5 million and had incurred in excess of $1.5 million in qualifying exploration expenditures, the minimum required under the Potrillos Option agreement.

Environmental Permitting

The National Environmental Committee (CONAMA) and Regional Environmental Committees (COREMAs) are the regulatory agencies responsible for environmental compliance in Chile. Environmental permit applications for both exploration and mine development projects are assessed through the Environmental Impact Evaluation System (SEIA) managed by CONAMA. The level of assessment required for a project can be either an Environmental Impact Assessment (EIA) or an Environmental Impact Declaration (DIA).

An EIA in Chile is broadly comparable to an EIA issued under international guidelines. It is typically required for a more advanced project if the project is expected to produce certain specified environmental impacts. A DIA, on the other hand, is a document that establishes that a project will comply with current norms and environmental standards via a description of the project and its surrounding environment and is typically required for a less advanced project. Approval of an EIA or a DIA is provided through a favorable Environmental Qualification Resolution (“RCA”) issued by CONAMA.

A DIA for the Rio Figueroa project was filed with the CONAMA – IIIrd Region office in Copiapó July 2005. A favorable RCA to the DIA was received in November 2005. The scope of the DIA permit is for exploration and evaluation work for a period of three years ending in November 2008.Geology & Exploration

The Rio Figueroa property was first identified through a regional reconnaissance program by the Company to explore for analogs to the El Morro copper–gold project. A systematic evaluation of the property through geological mapping, geochemical sampling and geophysical surveys was completed in 2004 to identify those areas with the greatest potential for discovery of an economic copper-gold and/or epithermal gold deposit. Based on the results from this work, 40 reverse circulation rotary holes were drilled in early 2005 totaling 7,475 meters in four different porphyry and epithermal targets. The drilling focused on the Quebrada Contrabando porphyry cluster, targeting the Cerro Matta, Quebradas, Rodriguez and Cerro Isla target areas. The best results to date have been returned from the Cerro Matta area. At the end of 2005 a total of 15 reverse circulation holes totaling 4,834 meters had been drilled in the Cerro Matta area. At the end of 2005 anomalous copper-gold mineralization (>0.10% copper and/or  >0.10 g/t gold over intervals in excess of 100 meters) had been intercepted in 10 out of 15 reverse circulation holes drilled in the Cerro Matta area.

To date drilling at Cerro Matta has focused on a core zone of copper-gold mineralization hosted within a multi-phase porphyry stock and adjacent andesite country rocks. The core zone measures approximately 300 by 400 meters in area and has been drill tested over a vertical range in excess of 600 meters. The zone remains open to the north, southeast, southwest and at depth.

During July and August 2006, a three-hole core drilling program totaling 1,339 meters was completed in the Cerro Matta area. All three holes encountered significant copper-gold mineralization, with the best hole, MRD-2, intercepting 108 meters averaging 0.40% copper and 0.96 g/t gold from 314 to 422 meters within a broader interval averaging 0.42% copper and 0.55 g/t gold over 294 meters from 314 to 608 meters. Drill hole MDH-2, which represents the deepest hole drilled at Cerro Matta to date, bottomed in copper sulfide mineralization at 608 meters, indicating the Cerro Matta porphyry system remains open at depth.

During the fourth quarter of 2006, a program of geological mapping and geochemical sampling combined with ground magnetics and a deep geophysical IP survey were completed at Cerro Matta. This information is being integrated with previous drilling and other data order to develop additional drill targets in the Cerro Matta area.

As of December 31, 2006, the Company has incurred exploration expenditures on the Rio Figueroa project totaling $2.7 million.

2007 Work Program

Plans for 2007 include a minimum 5,000 meter core drilling program to follow up on the positive drill results received from the Cerro Matta area in 2006. This drilling program is scheduled to begin during the first quarter of 2007.  The Company has budgeted $1.6 million for drilling and other exploration activities at the Rio Figueroa project for 2007. Additional work at Rio Figueroa may be initiated during 2007 if the planned drilling program returns positive results.

Southwest Alaska/Aleutian Islands Project, USA

The Southwest Alaska/Aleutian Islands (“SWAK”) project is characterized as an early stage grass roots exploration project. In September 2005, the Company entered into an option agreement with Full Metal Minerals Ltd. (“FMM Option”) to earn a 65% interest in precious and base metal exploration properties located in Southwest Alaska and the Aleutian Islands.  The Company may increase its interest in individual properties to 70% by completing a pre-feasibility study, and it may further increase its interest in individual properties to 80% by completing a feasibility study.

The properties comprise mineral rights in excess of 2,000 square miles (1.4 million acres) and are held 100% by FMM through exclusive option agreements with two Native Corporations. The properties cover a 150 mile section of the Alaskan Peninsula hosting numerous porphyry copper-gold-molybdenum and epithermal gold-silver prospects that have seen limited exploration in the past. Historic production within the property area includes the Apollo-Sitka mines on Unga Island, which were Alaska's first lode gold mines. More recent activity has included regional reconnaissance programs for copper porphyries during the 1970s and epithermal gold systems during the late 1980s and early 1990s. All of the prospects within the project area are located at or near tidewater, and access to the region is excellent with regular commercial air and marine service from Anchorage and Seattle.

In 2006 the Company completed exploration work on three copper-gold-molybdenum porphyry prospects referred to as Bee Creek, Kawisgag and Pyramid. Work at Bee Creek included geological mapping, geochemical sampling and the completion of two reconnaissance core holes totaling 641 meters. The best results were from core hole BC06-08 which intercepted 34 meters averaging 0.26% copper, 0.09 g/t gold and 41 ppm molybdenum. Exploration at the Kawisgag and Pyramid prospects involved geological mapping, geochemical sampling and ground magnetics surveys.  The Pyramid prospect is part of the property group discussed below which was written off at December 31, 2006.  Additional exploration in the Kawisgag and Bee Creek areas will be required to identify areas for reconnaissance drill testing.

Additionally, in May 2006 an AHEA (“Annual Hardrock Exploration Application”) exploration work plan was filed with the Alaska Department of Natural Resources to provide notification of the Company's exploration activities for the 2006 field season.

In February 2007, the Company was notified that a native village corporation, which controls the surface rights over one of the property groups, has decided not to allow mineral exploration activities on its land.  Management elected not to pursue further exploration activities on these and other properties within this property group and wrote off all capitalized costs attributable to this property group totaling $379,859 at December 31, 2006.

The Company intends to continue its exploration activities on the remaining Southwest Alaska properties.  The Company's aggregate exploration expenditure commitment for the Southwest Alaska project is $2.25 million, plus $175,000 for option payments to FMM for a total commitment of $2.4 million over a five-year period beginning September 2005.  As of December 31, 2006, the Company has incurred exploration expenditures totaling approximately $1 million and made option payments totaling $75,000.  The Company has met its exploration expenditure commitment on the project for 2007.

2007 Work Program

In 2007 the Company plans to conduct additional exploration mapping, sampling and geophysical work at the Kawisgag porphyry prospect, to complete drill site remediation work at Bee Creek. The Company has budgeted $225,000 for exploration activities at the Southwest Alaska project.

ITEM 4A

Unresolved Staff Comments

The Company has no unresolved staff comments.

ITEM 5

Operating and Financial Review and Prospects

General

Management's discussion and analysis (“MD&A”) has been prepared based on information available to Metallica Resources Inc. (the “Company”) as of March 20, 2007.  MD&A provides a detailed analysis of the Company's business and compares its 2006 financial results with those of the two previous years.  In order to gain a better understanding of MD&A, it should be read in conjunction with the Company's consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  For a reconciliation of measurement differences to United States generally accepted accounting principles (“U.S. GAAP”), see Note 13 to the consolidated financial statements. All amounts are in U.S. dollars unless otherwise indicated.

Background

The Company is an emerging gold and silver producer focused on the exploration and development of precious and base metal properties throughout the Americas. The Company has two principal mineral properties: the 100%-owned Cerro San Pedro gold and silver project in Mexico and the 30%-owned El Morro copper-gold project in Chile.

The Cerro San Pedro project contains estimated mineral reserves1 of 85.8 million tonnes grading 0.55 grams per tonne gold and 22.5 grams per tonne silver at a waste-to-ore ratio of 1.26 to 1.  This equates to 1.5 million ounces of gold and 62.1 million ounces of silver.  The mineral reserves were estimated using a gold price of $475 per ounce and a silver price of $8.00 per ounce, and were prepared in March 2007 by William Rose of WLR Consulting Inc., the Qualified Person, in accordance with Canadian Securities Administrators National Instrument 43-101, “Standards of Disclosure for Mineral Projects”.

Construction of the process plant and related facilities for the Cerro San Pedro project is substantially complete.  Commissioning of the process plant began in January 2007.  The first doré pour is scheduled for April 2007.

The El Morro project is subject to an exploration agreement with Xstrata plc. (“Xstrata”), formerly Falconbridge Limited, which allowed for Xstrata to earn a 70% interest in the project by making, among other requirements, a $10 million payment to the Company by September 14, 2005.  The $10 million payment was made to the Company on August 31, 2005.  The exploration agreement also provides that Xstrata must complete a feasibility study on the project by September 14, 2007.  Xstrata is responsible for 100% of the cost of preparing the feasibility study, which is currently underway.

In November 2006, the Company reported an updated mineral resource2 estimate for the La Fortuna deposit at the El Morro project. Using a 0.3% copper cut-off grade, the La Fortuna deposit is estimated to contain measured mineral resources3 totaling 188.8 million tonnes grading 0.69% copper and 0.58 grams per tonne gold, and indicated mineral resources3 totaling 299.8 million tonnes grading 0.53% copper and 0.49 grams per tonne gold.  In addition, the La Fortuna deposit is estimated to contain inferred mineral resources4 totaling 226.7 million tonnes grading 0.48% copper and 0.41 grams per tonne gold.  The mineral resource estimate for the La Fortuna deposit is classified as a measured, indicated and inferred mineral resource in compliance with the Canadian Institute of Mining, Metallurgy, and Petroleum definitions.  It was calculated by Xstrata and incorporated the results from 147 core holes totaling 57,900 meters.  The Qualified Person, as defined by Canadian Securities Administrators National Instrument 43-101, responsible for the design and completion of the updated mineral resource estimate is Ricardo Raul Roco, Member – Australasian Institute of Mining and Metallurgy and Manager of Mines Geology for Xstrata.

__________________

1 Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities, and in accordance with U.S. Securities Exchange Act of 1934 Industry Guide 7, as interpreted by the Staff of the U.S. Securities and Exchange Commission.

2 Mineral resources do not have economic viability. Mineral Reserves are the economically viable part of measured or indicated mineral resources.

3 Cautionary note to U.S. investors concerning estimates of measured and indicated mineral resources:  We advise U.S investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

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

Outstanding Share Data

As of March 20, 2007, the Company had issued one class of common shares and had a total of 92,244,063 shares outstanding.  The Company has 19,257,500 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008.  In addition, the Company has 3,835,250 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$5.50 through December 20, 2009.  Stock options outstanding as of March 20, 2007 total 2,853,700 and are exercisable for common shares at prices ranging from Cdn$1.20 per share to Cdn$5.10 per share.

Financial Results of Operations

The Company generated net income in 2005 and 2004 principally as a result of foreign exchange gains and income from property payments.  Net income in 2005 of $7.96 million was primarily due to $8.35 million of income from property payments and $1.05 million of foreign exchange gains. Net income in 2004 of $1.37 million was due to foreign exchange gains totaling $2.17 million.  The following selected annual information has been prepared in accordance with Canadian GAAP.  For a reconciliation to U.S. GAAP, see Note 13 to the consolidated financial statements.

Selected Annual Information

	2006	2005	2004

Total revenues	$--	$--	$--
Net income (loss)	$(3,130,325)	$7,958,798	$1,368,462
Total assets	$132,953,214	$99,919,884	$90,293,100
Long-term liabilities	$1,168,034	$402,599	$203,818
Basic net income (loss) per share	$(0.04)	$0.10	$0.02
Diluted net income (loss) per share	$(0.04)	$0.10	$0.01

2006 Compared with 2005

The Company reported a net loss of $3.13 million ($0.04 per share) for the year ended December 31, 2006 as compared to net income of $7.96 million ($0.10 per share) for the year ended December 31, 2005.

The Company did not own any interests in producing mineral properties or have any other revenue generating activities; therefore, it did not generate any operating income or cash flow from operations. The Company's only significant sources of income were from property payments and interest earned on cash and cash equivalents.  Income from property payments decreased from $8.35 million in 2005 to none in 2006.  The $8.35 million decrease was the result of a $10 million earn-in payment received from Xstrata in August 2005, which resulted in Xstrata earning a 70% interest in the El Morro project.  Interest earned on cash and cash equivalents in the current period of $1.22 million was comparable with the preceding period of $1.04 million.

General and administrative expense for the year ended December 31, 2006 totaled $2.46 million and was $0.77 million higher than 2005 expenditures of $1.69 million.  The increase was primarily attributable to payments to consultants compliance work relating to the Sarbanes-Oxley Act of 2002 totaling $0.38 million in the current period versus none in the preceding period.  There was an increase of $0.18 million in salaries due to the hiring of a Vice President of Operations in 2006 and an increase in bonus payments to employees in 2006 of $0.09 million.  In addition, there was an increase in payments to consultants that related to implementation of a new accounting system totaling $0.08 million.

Stock-based compensation expense increased from $0.34 million for the year ended December 31, 2005 to $1.18 million for the year ended December 31, 2006.  The $0.84 million increase was primarily attributable to an increase in stock option grants from 880,000 in 2005 to 1,470,000 in 2006.  In addition, the Black-Scholes Option Pricing Model fair values that were calculated for option grants in 2006 were higher than in 2005 as a result of a significant increase in the Company's share price in 2006.  The Company also capitalized stock-based compensation totaling $0.29 million in 2006 and $0.09 million in 2005, as a result of stock options granted to employees at its Cerro San Pedro mine development project.

Exploration expense totaled $0.54 million in 2006 as compared to $0.23 million in 2005.  The $0.31 million increase is due to increased exploration activity in Chile.

Restricted stock unit (“RSU”) expense increased from $0.06 million in 2005 to $0.42 million in 2006.  The increase is attributable to an additional 250,000 RSUs granted in 2006 and an increase in the Company's five-day average closing price on the Toronto Stock Exchange from Cdn$2.18 at December 31, 2005 to Cdn$4.57 at December 31, 2006.  The settlement of RSUs will be made in cash and will be calculated at the five-day average closing price for the five days preceding the date of settlement.  The Company had 370,000 RSUs outstanding at December 31, 2006.  The RSUs vest over a period of three years.

The write-down of mineral properties and deferred expenditures of $0.38 million in the current period relates to the Company's Southwest Alaska project.  The Company was notified in February 2007 that a native village corporation within a certain area of the Southwest Alaska project elected not to proceed with mineral development on its land.  The Company wrote off all costs attributable to this property group as of December 31, 2006.

Foreign exchange gains of $0.69 million in 2006 principally resulted from converting Canadian dollar cash balances into U.S. dollar cash balances earlier in 2006 when the Canadian dollar had strengthened relative to the U.S. dollar.  The Company held Canadian dollars totaling Cdn$40.57 million and Cdn$39.40 million at December 31, 2006 and 2005, respectively.  The foreign exchange gain in 2005 was primarily attributable to the strengthening of the Canadian dollar relative to the U.S. dollar at December 31, 2005 as compared to December 31, 2004.  The Canadian dollar/U.S. dollar exchange rate at December 31, 2005 was 1.166 as compared to 1.2048 on December 31, 2004.

2005 Compared with 2004

The Company reported net income of $7.96 million ($0.10 per share) for the year ended December 31, 2005 as compared to net income of $1.37 million ($0.02 per share) for the year ended December 31, 2004.

The Company did not own any interests in producing mineral properties or have any other revenue generating activities; therefore, it did not have any operating income or cash flow from operations.  The Company's only significant sources of income were from property payments and interest earned on cash and cash equivalents.  Income from property payments increased from $0.30 million in 2004 to $8.35 million in 2005.  The $8.05 million increase resulted from a $10 million earn-in payment received from Xstrata in August 2005, which resulted in Xstrata earning a 70% interest in the El Morro project.

General and administrative expense for the year ended December 31, 2005 totaled $1.69 million and was $0.22 million higher than 2004 expenditures of $1.47 million. The increase was primarily attributable to employee bonus payments totaling $0.17 million in the 2005 versus none in the preceding period.

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

Foreign exchange gains of $1.05 million in 2005 and $2.17 million in 2004 were principally due to unrealized gains associated with holding large cash balances in Canadian dollars (Cdn$39.40 million and Cdn$42.31 million at December 31, 2005 and 2004, respectively), and the strengthening of the Canadian dollar relative to the U.S. dollar in 2004 and 2005.  The Canadian dollar/U.S dollar exchange rate at December 31, 2003 was 1.2946 as compared to 1.2048 on December 31, 2004, and 1.1660 on December 31, 2005.

Income tax expense increased from $0.14 million in 2004 to $0.15 million in 2005, despite an increase in income before taxes of $6.60 million in 2005.  This was principally due to the recognition of tax loss carryforwards in 2005 which offset the taxable gain attributable to the $10 million earn-in payment received from Xstrata in August 2005.

Summary of Quarterly Results

The summary of quarterly results has been prepared in accordance with Canadian GAAP.

	2006
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total revenues	$--	$--	$--	$--
Net income (loss)	$(2,167,742)	$(604,777)	$9,199	$(367,005)
Basic net income (loss) per share	$(0.03)	$(0.01)	$0.00	$0.00
Diluted net income (loss) per share	$(0.03)	$(0.01)	$0.00	$0.00

	2005
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total revenues	$--	$--	$--	$--
Net income (loss)	$15,202	$9,663,769	$(993,277)	$(726,896)
Basic net income (loss) per share	$0.00	$0.12	$(0.01)	$(0.01)
Diluted net income (loss) per share	$0.00	$0.12	$(0.01)	$(0.01)

The quarterly net income (loss) volatility for 2006 is primarily attributable to holding large cash balances in Canadian dollars and high fluctuations in the Canadian dollar/U.S. dollar exchange rate.  Net foreign exchange gains (losses) totaled ($0.05 million), $1.22 million, $0.17 million and ($0.65 million) for the first, second, third and fourth quarters of 2006, respectively.  In addition, the fourth quarter of 2006 reflects a write-down of mineral properties, plant and equipment totaling $0.38 million and an additional $0.20 million for restricted stock unit expense due principally to an increase in the Company's share price from Cdn$3.40 at September 30, 2006 to Cdn$4.60 at December 31, 2006.

The high quarterly net income (loss) volatility for 2005 is attributable to holding large cash balances in Canadian dollars and high fluctuations in Canadian dollar/U.S. dollar exchange rates.  Net foreign exchange gains (losses) totaled ($0.36 million), ($0.32 million), $1.58 million and $0.15 million for the first, second, third and fourth quarters of 2005, respectively.  In addition, the Company recognized income from property payments in the third quarter of 2005 totaling $8.35 million as a result of Xstrata's $10 million earn-in payment on the El Morro project.

Liquidity and Capital Resources

At December 31, 2006, the Company had $44.76 million of cash and cash equivalents and working capital of $42.10 million.  The Company believes that it has sufficient cash balances to complete construction, pre-stripping and other development costs relating to its Cerro San Pedro project, and to make its forecast general and administrative, exploration and other project expenditures until such time as the Cerro San Pedro project begins to generate cash flow from operations.

For the years ended December 31, 2006, 2005 and 2004, the Company received net proceeds of $29.43 million, $0.43 million and $0.76 million, respectively, from the sale of equity securities and the exercise of warrants and stock options.  Approximately $28.1 million of the 2006 net proceeds resulted from a private placement financing for 7,670,500 units that closed on December 20, 2006.  Each unit consisted of one common share and one-half of one common share purchase warrant.  Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$5.50.  The warrants expire on December 20, 2009.

The Company has an additional 19.3 million common share purchase warrants outstanding that are exercisable for one common share at Cdn$3.10.  The warrants expire on December 11, 2008.

The Company's cash and cash equivalents increased by $2.09 million for the year ended December 31, 2006 as compared to an increase in cash and cash equivalents of $1.05 million for the year ended December 31, 2005.  The $1.04 million increase in 2006 cash inflows was primarily attributable to the following:  an increase in expenditures on mineral properties, plant and equipment of $15.78 million in the current period, offset primarily by $28.12 million of private placement financing proceeds in 2006 versus no financings in 2005, and there were no property payments received in the current period versus a $10 million payment property payment received from Xstrata for the El Morro project in the preceding period.

In 2006, the Company spent $24.97 million on mineral properties, plant and equipment.  This amount included $22.80 million of expenditures on the Cerro San Pedro project for construction of the process plant and related facilities, and other project related costs.  The Company spent $0.98 million on exploration activities at the Southwest Alaska project, which included an evaluation of selected exploration targets and a 641-meter drilling program at the Bee Creek target area.  The Company also spent $0.84 million on the Rio Figueroa project in 2006, which included a 1,339-meter drilling program at the Cerro Matta target area.  Approximately $0.12 million was spent on the Company's El Morro project and the El Morro Border project in 2006.  Substantially all exploration expenditures on the El Morro project since 2000 have been made by Xstrata pursuant to an exploration agreement with Xstrata.  The remaining $0.23 million of expenditures for 2006 included the purchase and installation of an accounting software package for $0.14 million and office furniture and computer equipment for $0.09 million.

In 2005, the Company spent $9.19 million on mineral properties, plant and equipment, which included $7.39 million for the Cerro San Pedro project.  The $15.41 million decrease in 2005 expenditures on the Cerro San Pedro project, when compared to 2006, was attributable to the Company's mine explosives permit being suspended for most of 2005.  This limited the Company's ability to conduct mine development activities.  The Company spent $1.33 million on the Rio Figueroa project in 2005, which included expenditures relating to three drilling programs, totaling approximately 9,700 meters, which took place during the year.  The Company also spent $0.42 million in 2005 to identify and prioritize exploration prospects on its recently acquired Southwest Alaska project.  The remaining $0.05 million was spent on the Company's El Morro project and El Morro Border project in 2005.

Material Contractual Obligations

In regards to the El Morro project, Xstrata is obligated to complete a feasibility study on the project by September 2007.  The cost of the feasibility study will be borne by Xstrata.  Costs relating to any future exploration or development work on the El Morro project that is outside the scope of the feasibility study will be shared by the Company (30%) and Xstrata (70%) in accordance with their ownership interest in the project.

The Company has an option to acquire a 100% interest in the Rio Figueroa copper-gold project in Chile.  The agreement provides for the Company to make annual option payments over a five-year period beginning September 2004 totaling $3.5 million, and to incur annual exploration expenditures over a three-year period beginning September 2004 totaling $1.5 million.  The Company met its exploration commitment on the project in 2006 and has made $0.5 million of option payments to date.

In September 2005, the Company entered into an option agreement that allows it to earn a 65% interest in several precious and base metal exploration properties located along the Alaska Peninsula in Southwest Alaska. The Company may increase its interest in individual properties to 70% by completing a pre-feasibility study, and it may further increase its interest in individual properties to 80% by completing a feasibility study.  In February 2007, the Company was notified that a native village corporation located within one of the property groups had decided not to allow mineral exploration activities on its land.  Management elected not to pursue further exploration activities on this and other properties and wrote off all capitalized costs attributable to this property group totaling $0.38 million at December 31, 2006.  The Company intends to continue its exploration activities on the remaining Southwest Alaska property group.  The Company's exploration commitment for the project is $2.25 million, plus $0.18 million for option payments over a five-year period beginning September 2005.  As of December 31, 2006, the Company has incurred exploration expenditures totaling $1 million and made option payments totaling $0.08 million.  The Company has met its exploration expenditure commitment on the project for 2007.

The Company's estimated contractual obligations for future payments are summarized as follows:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 Years	4 – 5 Years	After 5 Years
Long-term debt	$--	$--	$--	$--	$--
Capital lease obligations	--	--	--	--	--
Operating leases	613,452	105,986	236,970	246,039	24,457
Purchase commitments[1]	164,989,000	16,187,400	40,424,800	36,162,800	72,214,000
Other long-term obligations[2]	6,100,700	692,800	2,599,900	1,055,200	1,752,800

Total contractual obligations	$171,703,152	$16,986,186	$43,261,670	$37,464,039	$73,991,257

1 Purchase commitments include estimated amounts totaling $159 million to be incurred by Washington Group International (“WGI”) pursuant to a ten-year contract mining and construction services agreement for the Cerro San Pedro project that was entered into on December 30, 2003.  The contract provides that the Company may terminate it at any time prior to the end of the ten-year term, but must pay early termination and demobilization fees from $1.4 million to $11.6 million depending on the year of termination.

In the event that the contract is terminated as a result of force majeure, the Company is obligated to pay WGI equipment demobilization and termination fees totaling approximately $2 million.  In the event that WGI is notified of a material breach or default, and that material breach or default is not remedied by WGI within 15 days, the Company may terminate the contract without incurring any early termination fees; however, the Company may be liable to WGI for equipment demobilization costs totaling approximately $1 million.

It is estimated that approximately $1 to $2 million of annual expenditures under the WGI contract will be incurred in Mexican pesos.  In addition to the WGI contract, the Company estimates that it will incur an additional $16 million per year in peso denominated operating costs over the ten-year mine life.  The Company will evaluate currency hedging alternatives for its estimated Mexican peso expenditures.  As of March 20, 2007, the U.S. dollar/Mexican peso exchange rate was 11.18.

Purchase obligations also include option payments totaling $3 million for the Rio Figueroa project, and exploration commitments and option payments totaling $1.2 million for the Southwest Alaska project.  The Company is also obligated to pay $0.1 million, representing its 30% share of amounts owed to the former owners of certain mining concessions at the El Morro project, within two years of commencement of mining operations.  In addition, the Company has a commitment to make minimum annual royalty payments totaling $0.8 million to a former owner of certain mining concessions at the Cerro San Pedro project.

The Company has entered into agreements with certain residents of the village of Cerro de San Pedro to provide monthly cash payments totaling $0.39 million over the estimated mine life of 10 years for the inconvenience to them associated with mining operations.  This commitment is contingent upon operation of the mine.

In December 2006, the Company entered into an agreement with an individual to lobby on behalf of the Company in regards to ongoing litigation with respect to the Cerro San Pedro project.  The agreement provides that in the event of a favorable outcome from the litigation by December 31, 2007, the Company will pay the lobbyist $0.2 million.

2 Other long-term obligations include 370,000 restricted stock units that will vest in March 2008 and March 2009.  These obligations will be settled in cash.  The value of the shares on the future settlement dates has been estimated using the average closing price of the Company's common shares on the Toronto Stock Exchange for the five trading days ended December 31, 2006.

The reclamation obligation for the Cerro San Pedro project, based on the Company's September 2003 feasibility study, is estimated to be $4.3 million.  The Company has agreed to fund this obligation during mine operations; however, negotiations with the relevant Mexican governmental agency to determine the interim funding requirements have not yet been finalized.

In November 2006, the Company entered into an agreement with a Mexican governmental agency to provide approximately $0.35 million for reforestation of land in the area surrounding the proposed Cerro San Pedro mine that is not owned or leased by the Company.  The commitment will be funded over a period of twelve years.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, any material effect on the consolidated balance sheets, consolidated statements of operations or consolidated statements of cash flows.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, value added tax receivable and other current assets, and accounts payable and accrued liabilities.  It is management's opinion that the Company is not exposed to significant interest or credit risk with respect to value added tax receivable and other current assets, and accounts payable and accrued liabilities.  However, the Company is exposed to currency risk in that it holds significant cash balances in Canadian dollars (Cdn$40.57 at December 31, 2006), whereas most of its expenditures are in U.S. dollars and its functional currency is the U.S. dollar.  Canadian dollars are invested in high grade commercial paper or other high grade investments with maturities of less than 90 days. Any decreases in the value of the Canadian dollar relative to the U.S. dollar will have a negative impact on the Company's cash and cash equivalents, and the consolidated statement of operations.

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

Use of Estimates

The preparation of the Company's financial statements, in conformity with generally accepted accounting principles, requires that management make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.  Management continually evaluates its assumptions and estimates; however, actual amounts could materially differ from those based on assumptions and estimates.

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

Management regularly reviews and evaluates the carrying value of each mineral property for conditions that suggest impairment.  This review requires significant judgment in cases where the Company does not have proven and probable reserves that would enable management to estimate future cash flows that can be compared to the asset's carrying value.  Many factors are considered in the assessment of impairment which include, but are not limited to, adverse legal, regulatory, title, accessibility, environmental or political factors that could affect the property's value.   Management also considers commodity prices, results from exploration activities, future exploration plans, property development and holding costs, market price of the property and other factors.

In the case of the Cerro San Pedro project, which has mineral reserves, the total estimated future cash flows on an undiscounted basis are compared to the project's carrying value.  If the estimated future cash flows are less than the carrying value, an impairment loss is recorded and the carrying value is written down to fair value, which is typically the estimated future discounted cash flows.  Management estimates future cash flows for the Cerro San Pedro project using assumptions that reflect the long-term operating plan for the project, which include assumptions of operating costs and metal prices.  The future cash flow estimates are updated periodically to reflect market conditions.  There are significant risks and uncertainties in the assumptions used to estimate future cash flows.

Accounting for Stock Options:

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2006	2005	2004
Risk free interest rate (Canada)	3.8 to 4.3%	3.2 to 3.7%	3.3 to 3.5%
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility of the Company's common shares	60 to 71%	65 to 66%	70 to 71%
Expected life of option	3.5 to 3.9 years	5 years	5 years

Option pricing models require the input of highly subjective assumptions, including the expected price volatility of the Company's shares and the expected life of the option.  Changes in the subjective input assumptions can materially affect the fair value estimate.

Asset Retirement Obligation:

The Company's reclamation obligation is calculated using assumptions that include the Company's long-term credit-adjusted risk-free interest rate, the long-term inflation rate, the year in which the reclamation obligation is expected to begin and the current estimate of the reclamation obligation.  Any changes in these assumptions could materially affect the Company's reclamation obligation.

Recent Canadian Accounting Pronouncements

Effective January 1, 2007, the Company is required to adopt CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” (“CICA 3855”).  CICA 3855 establishes standards for recognizing and measuring financial assets and liabilities, and non-financial derivatives.  All financial assets, except those classified as held to maturity, and derivative financial instruments must be measured at fair value.  All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost.  Investments available for sale will be recorded at fair value with the unrealized gains or losses recorded through comprehensive income.  The Company is evaluating the impact of this standard on its consolidated financial statements.

Effective January 1, 2007, the Company is required to adopt CICA Handbook Section 3865, “Hedges” (“CICA 3865”).  Management believes that CICA 3865 will have no impact on the Company since it has not previously engaged in hedging activities.

Effective January 1, 2007, the Company is required to adopt CICA Handbook Section 1530, “Comprehensive Income” (“CICA 1530”) and CICA Handbook Section 3251, “Equity” (“CICA 3251”).  CICA 1530 establishes standards for reporting and presenting certain gains and losses normally not included in net earnings or losses, such as unrealized gains and losses relating to available for sale securities, in a statement of comprehensive income.  CICA 3251 establishes standards for the presentation of equity and changes in equity as a result of the new requirements of CICA 1530.  The Company is evaluating the impact of this standard on its consolidated financial statements.

Related Party Transactions

In June 2005, and as amended on February 1, 2006, the Company entered into consulting agreements with a director of the Company to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses.  The Company incurred technical advisory fees pursuant to this agreement totaling $69,875 in 2006 and $9,000 in 2005.

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

In October 2004, the Company entered into a consulting agreement with a company controlled by an individual, who became a director of the Company in June 2005, to provide management services for the Company's Cerro San Pedro project. The agreement, as amended, provides for consulting fees of $6,250 per month.  Consulting fees incurred while the individual was a director of the Company totaled $75,000 in 2006 and $72,500 in 2005.

Evaluation of Disclosure Controls

Management carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Canadian Securities Administrators Multilateral Instrument 52-109, “Certification of Disclosure in Issuer's Annual and Interim Filings”) as of December 31, 2006.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations, and are effective in ensuring that information required to be disclosed in the reports that the Company files is accumulated and communicated to management as appropriate to allow for timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  During the year the Company documented and assessed its systems of internal controls over financial reporting as contemplated pursuant to Rule 404 of the Sarbanes Oxley Act of 2002.  Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company's internal control over financial reporting.  Based on this assessment, management has concluded that as at December 31, 2006, the Company's internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

The Company is transitioning from an exploration company to the mine construction and operations phase of its life. Consequently, the system of internal controls over financial reporting is also changing and growing in keeping with each stage of evolution of the Company, including during 2006, the hiring of additional accounting personnel and the implementation of a new accounting system in keeping with this transition.

Corporate Outlook

Construction of the Cerro San Pedro gold and silver project process plant and related facilities is substantially complete.  Construction activities for 2007 are expected to include the purchase of a portable crusher, construction of two additional leach pad cells and a lime silo, and completion of construction of a high-voltage power line.  Approximately $9.1 million has been budgeted for 2007 to complete construction of these and other capital projects at the Cerro San Pedro project.  Leaching of ore to test operation of the process plant began in March 2007, with the first doré pour expected in April 2007.  The project is expected to achieve full operations in 2007.  Forecast production for the year is estimated at 40,000 ounces gold and 950,000 ounces silver.  Once full production is achieved, the operation is expected to produce approximately 90,000 ounces of gold and 2.1 million ounces of silver annually.

In regards to the El Morro copper-gold project, Xstrata has informed the Company that it intends to deliver a pre-feasibility study on the project during the second quarter of 2007.  Xstrata is also required to provide the Company with a feasibility study on the project by September 2007.  The exploration agreement with Xstrata requires that Xstrata pay the full cost of the feasibility study.  The exploration agreement also requires that any future costs relating to exploration work on the El Morro project be shared in accordance with the each partner's ownership interest of 70% for Xstrata and 30% for the Company.  For 2007, Xstrata and the Company have agreed to perform drilling and other exploration activities on the El Morro project totaling approximately $1.2 million.  The Company's 30% share of these costs will approximate $0.4 million.

The Company has budgeted $1.6 million in 2007 for exploration activities at its Rio Figueroa copper-gold project in Chile.  This includes an estimated 5,000 meters of drilling on the project and a $0.4 million option payment to the property owner.

An additional $2.5 million has been budgeted in 2007 for exploration work on generative and other exploration projects.  This estimate could materially change depending on the Company's ability to acquire satisfactory exploration projects, progress of work programs on its projects and market conditions.

Risk Factors and Other

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and involve numerous risks, as those described under “Item 3. Key Information, D) Risk Factors” in this Annual Report on Form 20-F.  Readers are encouraged to give careful consideration to these risk factors which include:  risks associated with the Company's history of net losses and the uncertainty of obtaining additional financing for mineral exploration and development activities; risks inherent in the mining industry; risks associated with estimates and forecasts of mineral reserves, mineral resources and production timing and activities; operational and environmental risks; the risk of failure to achieve production or cost estimates; risks of development, construction and mining operations; risks relating to hedging; risks of changes to applicable government regulations relating to the mining industry or to their application or shifts in political conditions in foreign countries; risks of fluctuations in mineral prices and foreign currency exchange rates; risks associated with labor disruptions; risks associated with the repatriation of earnings; the risk of loss of key management employees; risks of competition from larger more established mining companies; risks of adverse rulings from lawsuits and other legal proceedings; and the inability to economically or fully insure against certain risks.

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

The Company has been notified of various lawsuits and legal actions that have been filed against governmental agencies by a group of project opponents seeking nullification of various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project.  Various lawsuits and legal actions have been filed by members of this group (“Project Opponents”) over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies.  In the event of an adverse ruling from any of the unresolved lawsuits, the Company may be forced to suspend or cease project construction or operating activities.

As required by an earlier court order, the Mexican governmental agency that issued the Environmental Authorization for the Company's Cerro San Pedro project was required to revise that Environmental Authorization in order for it to conform with current environmental and other laws.  The Environmental Authorization is the Mexican equivalent of an Environmental Impact Statement or mining permit in the United States.  The Company received a new Environmental Authorization in April 2006.  The Company has been informed that the Project Opponents have filed a lawsuit alleging that the new Environmental Authorization does not conform with the requirements of the court order.  In the event of an adverse ruling from this lawsuit, the Company's operations may be negatively impacted.

Forward-Looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company.  In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “estimate”, “anticipate”, “project” and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described under the heading “Item 3. Key Information, D) Risk Factors” in this Annual Report on Form 20-F.  These may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

C) Research and Development, Patents and Licenses, Etc.

As the Company is a mineral exploration company that has not yet commenced production on any of its properties, the information required by this section is inapplicable.

D) Trend Information

The Company has incurred net losses in three of the last five fiscal years due to the lack of an operating property or other revenue generating activity. The exceptions were the 2005 fiscal year when the Company had net income of $7.96 million as a result of foreign exchange gains of $1.05 million and income from property payments totaling $8.35 million, and the 2004 fiscal year when the Company had net income of $1.37 million as a result of foreign exchange gains totaling $2.17 million. Management anticipates that the trend of losses may reverse after the Company achieves profitable mining operations at its 100%-owned Cerro San Pedro gold and silver project.  Commissioning of the Cerro San Pedro process plant began in January 2007.  The initial pour of gold and silver doré during commissioning of the process plant is expected to occur in April 2007.

E) Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 20-F.

F) Tabular Disclosure of Contractual Obligations

The information required by this section is included under “Liquidity and Capital Resources”.

ITEM 6

Directors, Senior Management and Employees

A) Directors and Senior Management

The following table sets forth the name, municipality of residence, age and the office (if any) held with the Company of each of the officers and directors of the Company.

Name and Municipality of Residence	Age	Office Held	Director Since
Craig J. Nelsen[2,4] Centennial, Colorado	55	Chairman, Director	1994
Richard J. Hall Centennial, Colorado	56	President, Chief Executive Officer and Director	1999
J. Alan Spence[1,2] Toronto, Ontario	69	Director	1994
Ian A. Shaw[1,2,3] Toronto, Ontario	67	Director	1994
Oliver Lennox-King[3] Toronto, Ontario	57	Director	1998
Amjad (“A.J.”) Ali[1] Vancouver, British Columbia	63	Director	2005
Robert Martinez[4] Coeur d'Alene, Idaho	60	Director	2005
Jorge Mendizabal[4] San Luis Potosi, Mexico	67	Director	2005
Troy J. Fierro[5] Centennial, Colorado	43	Vice President of Operations	___
Bradley J. Blacketor Lone Tree, Colorado	48	Vice President, Chief Financial Officer & Secretary	___
Mark A. Petersen[6] Lakewood, Colorado	47	Vice President of Exploration	___

1 Member of the Audit Committee.

2 Member of the Compensation Committee.

3 Member of the Nominating Committee.

4 Member of the Health and Safety Committee.

5 Mr. Fierro commenced employment with the Company on April 1, 2006.

6 Mr. Petersen was promoted to Vice President of Exploration on March 16, 2007.

The following is a brief biographical description, including principal occupations of each of the officers and directors of the Company.

Craig J. Nelsen holds a Master of Science degree in Geology from the University of New Mexico and a Bachelor of Arts degree in Geology from the University of Montana, and has been involved in exploration and mining for over 31 years. From January 1991 to January 1994, Mr. Nelsen was Senior Vice-President of Exploration with Lac Minerals Ltd. Mr. Nelsen was the Chairman, Chief Executive Officer and a Director of the Company from January 1994 through March 1999. In April 1999, Mr. Nelsen resigned as Chief Executive Officer of the Company but continues to serve as its Chairman and a Director of the Company. Mr. Nelsen is currently the Executive Vice-President of Exploration and Development for Gold Fields Ltd., an international gold mining company.

Richard J. Hall holds Bachelors and Masters degrees in Geology, and a Masters degree in Business Administration, all from Eastern Washington University. Mr. Hall has over 35 years of experience in the mining industry and has previously held senior management positions with Dayton Mining Corporation and Pegasus Gold Corporation. Mr. Hall was appointed President and Chief Executive Officer, and a Director of the Company on November 8, 1999.

Ian A. Shaw holds a Bachelor of Commerce degree from the University of Toronto and is a Chartered Accountant. He has over 32 years of experience in the mining industry. Mr. Shaw held financial positions with Sherritt Inc. (1975–1986) and Curragh Inc. (1986–1993). From October 1993 to the present he has provided financial management services as a consultant, sometimes in the capacity as an officer or director, to a number of mineral resource companies. He currently holds positions that include Director and Chair of the Audit Committee of Capital Gold Corporation, Chief Financial Officer of Pelangio Mines Inc, Unor Inc. and Olivut Resources Ltd. and provides financial management services to Centenario Copper Corporation.  Mr. Shaw was formerly the Secretary and Treasurer of the Company, and is currently a Director of the Company, a position he has held since January 1994.

J. Alan Spence holds a Master of Science degree in Geology from McGill University and an Executive Master of Business Administration diploma from Columbia University. He has been involved in mineral exploration and development for over 40 years, including positions as Director of Exploration with Inco Ltd., Vice-President of North American Partners Ltd., a venture capital fund, and President of South American Goldfields Inc. which pioneered gold and diamond exploration in the Guiana Shield from 1988 to 1992. Mr. Spence was Chairman of Bactech Metallurgical Solutions Inc., a refractory minerals process technology company from 1999 to 2001. Mr. Spence has been a Director of Canuc Resources from 1987 to 1997; a Director of Consolidated Nevada Goldfields Company from 1989 to 1993, and has been President of I.M.I. Minerals Development since 1993. Mr. Spence is currently the President of Spence Resource Management Inc. Mr. Spence has been a Director of the Company since January 1994.

Oliver Lennox-King was previously a Director of the Company from January 1994 until February 1997. In May 1998, Mr. Lennox-King was reappointed a Director of the Company. He has 25 years of senior experience in the mining industry with involvement in marketing and administration. He also spent 11 years as a mining analyst with a brokerage company. He has spent the last 14 years in executive positions and directorships with junior mining companies. Mr. Lennox-King serves on the Boards of a number of Canadian resources companies including Tiomin Resources, and is Chairman of the Board of Fronteer Development and Aurora Energy Resources. He was the co-founder and Chairman of Pangea Goldfields as well as the co-founder and President of Tiomin Resources. Mr. Lennox-King was a Director of Unisphere Waste Conversion Ltd., a company listed on the TSX Venture Exchange. He resigned as a Director of this Company on February 9, 2005, immediately before a subsidiary of this company filed a Notice of Intention to make a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada).

Mr. A.J. Ali is a Chartered Accountant with 25 years of experience in the mining and petroleum industries, and another 10 years of experience in the transportation and aerospace services sector. Mr. Ali is currently the Chief Financial Officer and a Director of Centenario Copper Corporation. Mr. Ali was the Executive Vice-President and Chief Financial Officer of EuroZinc Mining Corporation from 2004 to 2006. From 1998 to 2003, Mr. Ali was the Chief Operating Officer and Chief Financial Officer of Resource 21, a subsidiary of Boeing, designed to produce satellite-based imaging data and information services primarily for the agricultural industry. From 1992 to 1998, Mr. Ali was the Vice-President, Finance and Chief Financial Officer of Vista Gold Corporation, a gold mining company listed on the Toronto Stock Exchange and the American Stock Exchange. From 1981 to 1991, Mr. Ali held various senior financial positions with Denison Mines Limited, with the last one being the Vice President, Finance of its subsidiary Quintette Coal Limited, a company that mined metallurgical coal for export to the Japanese steel industry. Mr. Ali has been a Director of the Company since June 2005.

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

Jorge Mendizabal is the Managing Director of Minera San Xavier, S.A. de C.V. (“MSX”), the Corporation's wholly owned subsidiary which holds the Cerro San Pedro project. Mr. Mendizabal has been a Director of MSX since 1998. From 2000 to present, Mr. Mendizabal has been the General Director and President of the Board of Firex, S.A. de C.V., a metals recovery consulting company. Mr. Mendizabal has been a Director of Fyrem, S.A. de C.V., which operates a recycling smelter, since 1998. From 1998 to 2001, Mr. Mr. Mendizabal was the General Director and President of the Board of Fyrem, S.A. de C.V. Mr. Mendizabal has been a Director of the Company since June 2005.

Troy J. Fierro holds a Bachelor of Science degree in Mine Engineering from the South Dakota School of Mines and Technology.  He also attended Advanced Mine Feasibility and Design courses at the Queens University in Kingston, Ontario.  Mr. Fierro has over 23 years of experience in the mining industry and was previously the Vice President Operations for Coeur d'Alene Mines Corporation.  Mr. Fierro began his mining career at the Homestake Gold Mine in Lead, South Dakota which eventually progressed to senior management positions with several international precious metals producers.  Mr. Fierro has been a Director on the Nevada Mining Association and the Northwest Mining Association Boards.

Bradley J. Blacketor holds a Bachelor of Science degree in Business Administration with distinction from Indiana University and a Masters degree in Business Administration from Colorado State University. He is also a Certified Public Accountant. He has over 24 years of experience in domestic and foreign accounting, taxation and finance. He was Chief Financial Officer and Secretary for Mincorp Ltd. of Denver, Colorado (1991 to 1997), Vice President and Controller of Pincock, Allen & Holt, Inc. of Lakewood, Colorado (1988 to 1991) and an Audit Manager at Touche Ross & Co. in Denver, Colorado (1983 to 1988). He was appointed Chief Financial Officer and Secretary for the Company in 1997 and Vice President of the Company in June 2003.

Mark A. Petersen holds a Bachelor of Arts degree in Geology from The College of Wooster, Wooster, Ohio.  He also holds a Master of Business Administration degree from the University of Colorado, Denver, Colorado, and a Master of Science degree in Geology from Kent State University, Kent, Ohio.  He has been involved in precious and base metals exploration and development for over 23 years. Since joining Metallica in 1995, Mr. Petersen has held positions as Senior Project Manager, in-house Exploration Consultant, Exploration Manager, and his most recent appointment as Vice President of Exploration, which occurred in March 2007. Prior to joining Metallica, Mr. Petersen held positions as an exploration geologist with major mining companies that included Lac Minerals USA, Bond Gold and St. Joe Gold.

B) Compensation

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Retirement Plan (US$)	Securities Under Options Granted (#)	Restricted Stock Units Granted[1] (#)	Other Compensation (US$)
Richard J. Hall President & CEO	2006	$158,333	$111,250	$7,917	200,000	100,000	$946
Troy J. Fierro Vice President of Operations[2]	2006	$105,000	$0	$3,150	225,000	0	$617
Bradley J. Blacketor VP, CFO & Secretary	2006	$138,333	$77,000	$6,917	100,000	75,000	$404
Mark A. Petersen Vice President of Exploration[3]	2006	$94,125	$35,000	$4,706	50,000	0	$824

1 In November 2005, the Directors adopted a restricted stock unit (“RSU”) plan. The plan provides for the Compensation Committee of the Board of Directors to grant RSUs to employees pursuant to vesting and other conditions as determined by the Compensation Committee; however, the vesting period may not exceed three years from the award date and may be accelerated at the discretion of the Compensation Committee. The settlement value of RSUs will be made in cash and is calculated as the average closing price of the Company's common shares on the Toronto Stock Exchange for the five trading days preceding the date of settlement. On March 9, 2006, the Compensation Committee granted Mr. Hall and Mr. Blacketor 100,000 and 75,000 RSUs.  The RSU's will vest on March 9, 2009.

2 Mr. Fierro commenced employment with the Company on April 1, 2006.

3 Mr. Petersen was promoted to Vice President of Exploration on March 16, 2007.

Director Compensation

Prior to March 2007, non-executive Directors were entitled to annual retainer fees as follows: $5,000 annual board retainer fee, $5,000 annual board committee chairperson fee, $2,500 annual audit committee member fee (non-chairperson) and $500 for each board meeting attended. Annual Director retainer fees totaling $57,477 and $58,000 were paid to the Company's non-executive Directors in 2006 and 2005, respectively.

The Compensation Committee of the Board of Directors commissioned a compensation study to review, among other things, compensation paid by similar companies to non-executive directors as a result of the Company's transition to a producing mining company.  Based on recommendations from the study, non-executive director annual retainer fees for 2007 will be as follows:

•	Annual Retainer Fee	$ 7,500
•	Board Meeting Attendance Fee	$ 500
•	Board Chairman Annual Fee	$20,000
•	Audit Committee Chairman Annual Fee	$15,000
•	Audit Committee Members Annual Fee	$10,000
•	Other Committee Chairman Annual Fee	$10,000

Directors are also entitled to other remuneration as determined by the Board of Directors. The Company entered into a six-month consulting agreement with Mr. Lightner on December 1, 2004.  The agreement provided for a minimum monthly retainer fee of $2,500 for up to three days consulting services per month, plus out-of-pocket expenses. The agreement also provided that any consulting services provided in excess of three days per month will be charged at the rate of $125 per hour. Mr. Lightner rendered services to the Company pursuant to this agreement totaling $22,000 in 2005.  Mr. Lightner retired as a Director of the Company in May 2005.

The Company entered into a consulting agreement with Mr. Lennox-King on June 11, 2004 that provides for consulting services at the rate of $600 per day, plus out-of-pocket expenses. Mr. Lennox-King rendered services under the agreement totaling $12,000 in 2004 and $21,000 in 2005, none of which has been paid as of March 20, 2007.

In May 2005, the Company entered into an eight-month consulting agreement with Mr. Martinez to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses. The Company incurred technical advisory fees pursuant to this agreement totaling $9,000 in 2005. In February 2006, the Company entered into another consulting agreement with Mr. Martinez to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses.  The Company incurred technical advisory fees pursuant to this agreement totaling $69,875 in 2006. On March 28, 2007, Mr. Martinez's consulting rate was increased to $1,250 per day.

In October 2004, the Company entered into a consulting agreement with a company controlled by Mr. Mendizabal to provide management services for the Company's Cerro San Pedro project. The agreement, as amended, provides for consulting fees of $6,250 per month. Mr. Mendizabal became a Director of the Company in June 2005. Consulting fees incurred pursuant to this agreement totaled $75,000 in 2006 and $72,500 in 2005.

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

Under the Retirement Plan, U.S.-based employees of the Company and its affiliates may elect to defer up to 100% of their compensation, but not to exceed $15,500 for 2007 ($15,000 for 2006), by way of payroll deductions ("employee contributions"). The Retirement Plan also allows for employees that are at least age 50 by year end to defer an additional $5,000 for 2007 ($5,000 for 2006). The Company makes a matching contribution to the Retirement Plan in common shares of the Company or cash, subject to a maximum of 50% of the employee's contribution up to 10% of the employee's compensation. By way of example, if an employee elects to contribute 8% of his or her compensation to the Retirement Plan, the Company contributes 4% of the employee's compensation, in the form of common shares of the Company or cash, to the Retirement Plan. If an employee elects to contribute 15% of his or her compensation, the Company contributes 5% of that employee's compensation, in the form of common shares of the Company or cash, to the Retirement Plan. The employee vests in respect of the Company's contributions upon completion of three years' employment with the Company or its affiliates. At the Company's Annual General Meeting of shareholders on June 7, 2001, the shareholders approved the issuance of up to 300,000 shares of Metallica common stock to satisfy the Company's obligations as to employer matching contributions under the Retirement Plan. As of March 20, 2007, common shares totaling 139,837 had been issued pursuant to the Retirement Plan.

Employment Contracts

The Company has entered into employment contracts with each of its four executive officers: Richard J. Hall, President and Chief Executive Officer, Bradley J. Blacketor, Vice President, Chief Financial Officer and Secretary and Troy J. Fierro, Vice President of Operations.  The contracts are for an unlimited term and provide that in the event the executive officer's employment is terminated by the Company for other than Manifest Cause, as defined, or if the executive officer resigns from his employment for Good Reason, as defined, the Company shall pay to the executive officer a lump sum amount equal to three times the executive officer's annual salary currently in effect.  The Company intends to enter into a similar employment contract with Mark A. Petersen, who became Vice President of Exploration of the Company on March 16, 2007.

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

The Board of Directors has assigned specific governance responsibilities to three committees of the board, as follows:

Audit Committee

The Company has an Audit Committee which performs the functions as defined in applicable regulatory and stock exchange requirements. The Audit Committee is composed of three non-management directors who are appointed by the Board. The committee reviews the Company's annual financial statements prior to their acceptance by the Board of Directors. The Committee is also responsible for reviewing the Company's financial reporting procedures and the adequacy of its internal controls, in addition to other duties as outlined in the Audit Committee Charter. It considers the report of the external auditors and examines the fees and expenses for audit services and it recommends to the Board the independent auditors for appointment by the shareholders. It may undertake additional tasks at the request of the Board. The Audit Committee is composed of Ian A. Shaw (Chairman), A.J. Ali and J. Alan Spence. A.J. Ali was nominated and accepted his appointment to the Audit Committee on June 10, 2005. Prior to June 10, 2005, Mr. Oliver Lennox-King was a member of the Audit Committee.

Compensation Committee

The Compensation Committee consists of three non-management directors. The Committee reviews and recommends to the Board the remuneration of senior officers, in addition to other duties as outlined in the Compensation Committee Charter. It is also charged with reviewing senior officer hiring, management development and management succession. The Compensation Committee is composed of Craig J. Nelsen (Chairman), J. Alan Spence and Ian A. Shaw.

Nominating Committee

The Nominating Committee consists of two non-management directors. The Committee is responsible for proposing new nominees to the board and for assessing directors on an ongoing basis, in addition to other duties as outlined in the Nominating Committee Charter. The Committee is also responsible for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors. The Nominating Committee is composed of Oliver Lennox-King (Chairman) and Ian A. Shaw.

Health and Safety Committee

The Health and Safety Committee consists of three directors. The Committee is responsible for addressing health, safety and environmental concerns that affect the Company. The Health and Safety Committee is composed of Robert Martinez (Chairman), Craig Nelsen and Jorge Mendizabal.

D) Employees

The number of employees at the end of each of the past three years is summarized below.

	2006	2005	2004
United States: Management Professional Administrative/support	6 2 1	4 0 1	4 0 1
Mexico: Management Professional Administrative/support/union	6 37 142	5 11 63	7 6 27
Chile: Professional Administrative/support	1 1	1 --	-- --

E) Share Ownership

The following table sets forth certain information as of March 20, 2007 regarding director and officer share ownership, option and warrant holdings, and outstanding options to purchase the Company's common shares.

Identity of Person or Group	Beneficial Share Ownership[1]	Number of Options[2]	Number of Warrants[1]	Beneficial Ownership Percentage[1]	Exercise Price of the Options/ Warrants (Cdn$)	Expiration Date of the Options/ Warrants
Craig J. Nelsen	752,500	25,000 25,000 50,000	---	*	1.32 1.64 3.04	03/12/08 03/10/10 05/23/11
J. Alan Spence	92,550	25,000 25,000 50,000	---	*	1.32 1.64 3.04	03/12/08 03/10/10 05/23/11
Ian A. Shaw	48,750	25,000 25,000 50,000	---	*	1.32 1.64 3.04	03/12/08 03/10/10 05/23/11
Oliver Lennox-King	91,000	25,000 37,500 25,000 50,000	---	*	1.32 1.20 1.64 3.04	03/12/08 06/03/08 03/10/10 05/23/11
Richard J. Hall	495,322	200,000 150,000 200,000	10,000	*	1.32 1.64 3.10 3.04	03/12/08 03/10/10 12/11/08 05/23/11
A.J. Ali	---	50,000 50,000	100,000	*	1.42 3.04 3.10	06/09/10 05/23/11 12/11/08
Robert Martinez	---	50,000 50,000	---	*	1.42 3.04	06/09/10 05/23/11
Jorge Mendizabal	16,000	33,333 16,667 50,000	---	*	1.64 1.42 3.04	03/10/10 06/09/10 05/23/11
Bradley J. Blacketor	49,108	125,000 100,000 100,000	---	*	1.32 1.64 3.04	03/12/08 03/10/10 05/23/11
Mark A. Petersen	8,203	50,000 10,000 35,000	---	*	1.32 1.64 3.04	03/12/08 03/10/10 05/23/11
Troy J. Fierro	942	155,000	---	*	3.67	04/14/11

1 Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares or warrants owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of March 20, 2007, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 92,234,063 common shares outstanding as of March 20, 2007.

2 Includes vested and non-vested options.

* Less than 1%.

The Company's stock option plan was designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term and to reward employees and service providers for both past and future performance. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of his/her position with, and contribution to, the Company. In 2006, the shareholders approved an amendment to the stock option plan which provides for a maximum of 7.5 million common shares that may be issued after April 19, 2006.  As of March 20, 2007, a total of 838,633 common shares had been issued subsequent to April 19, 2006.

ITEM 7

Major Shareholders and Related Party Transactions

A) Major Shareholders

The Company's securities are recorded on the books of its transfer agent in registered form. The majority of such shares are, however, registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective clients. The Company does not have knowledge of the beneficial owners thereof. To the best of the Company's knowledge, the following is a summary of shareholders who have owned 5% or more of the Company's shares as of December 31, 2006, 2005 or 2004. The Company is not aware of any other shareholders with a 5% or greater share position in the Company.

Beneficial Shareholders (5% or greater)	As of December 31, 2006		As of December 31, 2005		As of December 31, 2004
	No. of Shares	Percentage ownership	No. of Shares	Percentage ownership	No. of Shares	Percentage ownership
Sun Valley Gold LLC[1] 620 Sun Valley Rd. P.O. Box 2759 Sun Valley, ID 83353	<5%	<5%	3,681,100	4.4%	5,041,500	5.95%
Sun Valley Gold Master Fund Ltd.[2] c/o Goldman Sachs (Cayman) Trust Limited 2nd Floor, Harbour Centre, N. Church St. P.O. Box 896 George Town, Grand Cayman Cayman Islands, B.W.I.	<5%	<5%	<5%	<5%	3,892,899	4.6%
Xstrata PLC (formerly Falconbridge Limited)[3] Bahnhofstrasse 2 6301 Zug Switzerland	8,210,000	8.92%	8,210,000	9.86%	6,003,863	7.62%
Royce & Associates, LLC[4] 1414 Avenue of the Americas New York, NY 10019	3,146,600	3.42%	5,079,100	6.1%	6,683,800	8.08%

1 Based on Schedule 13G filed February 14, 2006 and February 14, 2005. Includes warrants exercisable into common shares.

2 Based on Schedule 13G filed February 28, 2005. Includes warrants exercisable into common shares.

3 Based on Schedule 13G filed on January 19, 2006 and February 10, 2005.  No Form 13G was filed by Xstrata in 2007 – Management has assumed that these shares continue to be held by Xstrata at December 31, 2006.

4 Based on Schedule 13G filed on February 12, 2007, February 6, 2006 and February 11, 2005.

Each share held by the major shareholders named above is entitled to voting rights that are the same as accorded to all shareholders of the Company.

To the best of the Company's knowledge, at December 31, 2006, 16,129,939 common shares were held by 536 registered record holders in the U.S. The number of outstanding shares of the Company's common stock at March 20, 2007 was 92,234,063. To the best of the Company's knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal persons severally or jointly.

B) Related Party Transactions

The Company entered into consulting agreements with Robert Martinez, who became a Director of the Company on June 9, 2005, to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses. On March 28, 2007, Mr. Martinez's consulting rate was increased to $1,250 per day. On December 1, 2004, the Company entered into a six-month consulting agreement with Fred H. Lightner, a Director of the Company until June 9, 2005. The agreement provided for a minimum monthly retainer fee of $2,500 for up to three days consulting services per month, plus out-of-pocket expenses. On June 11, 2004, the Company entered into a consulting agreement with Oliver Lennox-King, a Director of the Company that provides for consulting fees at the rate of $600 per day plus out-of-pocket expenses. In October 2004, the Company entered into a consulting agreement with a company controlled by Jorge Mendizabal. The agreement, as amended, provides for consulting fees of $6,250 per month. Mr. Mendizabal became a Director of the Company on June 9, 2005. Please see "Item 6. Directors, Senior Management and Employees, B) Compensation – Director Compensation" for additional information.

C) Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8

Financial Information

A) Consolidated Financial Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of the Company for the years ended December 31, 2006, 2005 and 2004, including an Audit Report dated March 20, 2007. The following financial statements are included: Consolidated Balance Sheets as at December 31, 2006 and 2005; Consolidated Statements of Operations and Deficit for the Years Ended December 31, 2006, 2005 and 2004; and Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2005 and 2004. Also included are Notes to the Consolidated Financial Statements for the Years Ended December 31, 2006, 2005 and 2004. The Company's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as described in Note 13 to the consolidated financial statements, there are no material measurement differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States.

Legal Proceedings

Various lawsuits have been filed against Mexican governmental authorities seeking nullification of various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project.

In August 2004, the Company received notification that a Mexican Federal Court rendered a judgment in favor of a group opposing the Cerro San Pedro project who was seeking nullification of the Company's Environmental Authorization. The legal action brought by the contesting group claimed that the Environmental Authorization issued by SEMARNAT violated various environmental laws and standards, and a local land use plan.  The judgment was appealed by SEMARNAT. A Federal Court subsequently ruled on the appeal and directed an Administrative and Fiscal Court to nullify the Environmental Authorization.  SEMARNAT and the Company appealed the nullification ruling.  In December 2005, a Federal Court ruled in favor of the Company and instructed the Administrative and Fiscal Court to revoke its nullification ruling.  In addition, the Federal Court instructed the Administrative and Fiscal Court to direct SEMARNAT to issue a new Environmental Authorization to the Company and nullify the 1999 Environmental Authorization.  In April 2006, SEMARNAT issued the Company a new Environmental Authorization that complied with the requirements of the Federal Court order.  A group opposing the project has filed a lawsuit against SEMARNAT alleging that SEMARNAT did not comply with the Federal Court order when it issued the new Environmental Authorization.   In the event of an adverse ruling from this lawsuit , the Company 's operations may be negatively impacted

The Company is required to obtain an annual explosives permit during mine construction and operations. All mine explosives permits in Mexico expire at the end of the calendar year. The Company 's annual explosives permit for 2005 was restricted and allowed for the use of explosives on land owned by the Company, which only included the leach pad and processing area. The use of explosives on land communally owned by Ejido Cerro de San Pedro, which included the pit area and the access road to the pit, was prohibited pending the outcome of an appeal to a lawsuit filed against Secretaria de Defensa National [National Secretary of Defense] (“SEDENA”) to prohibit it from issuing the permit. The 2006 mine explosives permit was received by the Company in January 2006 and included the same blasting restriction as in the 2005 permit. In February 2006, the Company received notification from SEDENA that the restriction on its 2006 mine explosives permit for the Cerro San Pedro project was removed. In April 2006, SEDENA suspended the explosives permit with respect to the pit area and pit access roads in response to another lawsuit filed against it.  In October 2006, a favorable court ruling resulted in SEDENA removing the suspension on the explosives permit.   This court ruling effectively recognized the rights of the possessors of the land at Ejido Cerro de San Pedro, the majority of which are in favor of the project, and the validity of the Company's 1997 surface rights lease agreements with the Ejido. In December 200 6 , the Company received its explosives permit for calendar year 2007. The earlier court ruling that resulted in SEDENA lifting the suspension on the Company's explosives permit in October 2006 was appealed.  The Company is uncertain of the impact, if any, to its 2007 explosives permit that could result from an adverse ruling on this appeal.  I n the event of an adverse ruling , the Company 's operations could be negatively affected. Furthermore, in the event that the annual explosives permit is not renewed, or is not renewed on a timely basis, the Company 's operations could be negatively affected.

A lawsuit has been filed against the Company alleging that it has destroyed an historical building in the Cerro San Pedro mine area.  The Company has obtained an independent expert opinion stating that the structure was not an historical building.  The Company does not anticipate that its operations will be negatively affected by any ruling from this lawsuit.

Please see “Item 4. Information on the Company, D) Property, Plant and Equipment – The Cerro San Pedro Project, Mexico – Environmental – Environmental and Other Permit Status” and D) Property, Plant and Equipment – The Cerro San Pedro Project, Mexico – Surface and Water Rights Acquisition”.

Dividend Policy

The Company has not paid any dividends on its Common Shares and has no policy with respect to the payment of dividends.

B) Significant Changes

There have been no significant changes since the date of the audited financial statements, December 31, 2006.

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

On December 11, 2003, a total of 19,350,000 warrants to purchase Common Shares of the Company began trading on the TSX under the symbol “MR.WT”. The warrants were issued in connection with a Canadian public offering of common shares that closed on December 11, 2003. Each warrant is exercisable into one Common Share at any time through December 11, 2008 at a price of Cdn$3.10 per share.  As of March 20, 2007, a total of 19,257,000 of these warrants were outstanding.

On December 20, 2006, the Company issued 7.7 million units in a private placement at a price of Cdn$4.50 per unit for gross proceeds of Cdn$34.5 million (US$28.1 million, net of issue costs).  Each unit consisted of one common share and one-half of one common share purchase warrant.  Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$5.50 for a period of three years to December 20, 2009.  As of March 20, 2007, a total of 3,835,250 of these warrants were outstanding.

The following table sets out the annual high and low closing market prices of the Common Shares on the TSX and the AMEX during the last five fiscal years:

	TSX High (Cdn$)	TSX Low (Cdn$)	AMEX[1] High (US$)	AMEX[1] Low (US$)
2002	2.02	1.00	n/a	n/a
2003	2.55	1.12	1.96	1.55
2004	2.87	1.15	2.15	0.85
2005	2.50	1.26	2.16	1.03
2006	4.89	2.28	4.25	1.97

1 The Company commenced trading on the AMEX on October 30, 2003.

The following table sets out the closing market price range of the Common Shares on the TSX and the AMEX for the last two years by fiscal quarter:

	TSX High (Cdn$)	TSX Low (Cdn$)	AMEX High (US$)	AMEX Low (US$)
Fiscal 2005
First Quarter	1.90	1.34	1.52	1.10
Second Quarter	1.84	1.37	1.46	1.09
Third Quarter	1.90	1.26	1.62	1.03
Fourth Quarter	2.50	1.63	2.16	1.40
Fiscal 2006
First Quarter	3.89	2.28	3.36	1.97
Second Quarter	4.23	2.89	3.66	2.57
Third Quarter	3.81	3.22	3.42	2.89
Fourth Quarter	4.89	3.29	4.25	2.91

The following table sets out the high and low closing market prices of the Common Shares on the TSX and the AMEX for the last six months:

	TSX High (Cdn$)	TSX Low (Cdn$)	AMEX High (US$)	AMEX Low (US$)
September 2006	3.81	3.22	3.42	2.89
October 2006	3.80	3.29	3.44	2.91
November 2006	4.89	3.75	4.25	3.33
December 2006	4.69	4.40	4.05	3.80
January 2007	5.19	4.36	4.42	3.73
February 2007	5.54	5.06	4.76	4.25

On March 20, 2007 the closing price of the Common Shares was Cdn$5.52 on the TSX and US$4.76 on the AMEX.

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

Each common share is entitled to share equally with each other common share in dividends from sources legally available therefor, when, as, and if declared by the board of directors and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company that are available for distribution to the holders of the common share. Each holder of common share of the Company is entitled to one vote per share. Cumulative voting shall not be allowed in the election of directors or for any other purpose, and the holders of common share have no preemptive rights, redemption rights or rights of conversion with respect to the common share. All outstanding shares of common share and all shares underlying any warrants when issued will be fully paid and non-assessable by the Company. The Company is authorized to issue an unlimited number of common shares within the limits of the CBCA and without stockholder action.

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

New Class of Preference Shares

On June 18, 1998 the shareholders approved an amendment to the Company's articles of incorporation to create a new class of preference shares issuable in series (“Preference Shares”). Such amendment was subsequently incorporated in the Company's Articles of Continuance. The rights, privileges, restrictions and conditions attaching to the Preference Shares as a class are as follows:

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

Adoption of Rights Plan

A Shareholder Rights Plan (the “Rights Plan”) was approved by the Board of Directors held on April 20, 2006 and ratified by the shareholders on May 23, 2006. The Rights Plan has an initial term of three years. The provisions of the Rights Plan are set out in an agreement dated as of April 20, 2006 (the "Rights Plan Agreement") between the Company and Equity Transfer Services Inc., as Rights Agent, as previously filed by the Company. Under the Rights Plan, one right to purchase one additional Common Share (a "Right") has been issued and attached to each issued and outstanding Common Share. Until the Separation Time (as defined in the Rights Plan Agreement). Rights may not be separated from the Common Shares, such that each transfer of Common Shares includes a transfer of the Rights attaching to such Common Shares.

In general, the Rights become exercisable only if a person makes a take-over bid for the securities of the Company which does not meet the definition of a “Permitted Bid” under the Rights Plan Agreement.  To qualify as a Permitted Bid, the take-over bid must, among other things, (i) be made to all shareholders, (ii) remain open for an initial bid period of not less than 60 days, (iii) permit the withdrawal of tendered shares during the bid period, and (iv) if more than 50% of the Common Shares held by independent shareholders are tendered during the initial bid period, must remain open for an additional ten day period following announcement of that fact.  In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, each Right will entitle the holder, other than the person making the take-over bid, to purchase for Cdn$20 that number of Common Shares of the Company having an aggregate market value equal to Cdn$40.

The Rights Plan is designed to ensure the fair treatment of shareholders in connection with any take-over bid for Common Shares of the Corporation. The Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure. It also provides the Board with more time to fully consider an unsolicited take-over bid and, if applicable, to explore other alternatives to maximize shareholder value.

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

•

First Amendment to Mining Contract between Washington Group Latin America, Inc. and Minera San Xavier, S.A. de C.V. dated April 5, 2005.

•

Option Agreement between Full Metal Minerals Ltd. and Metallica Management Inc. dated September 2, 2005.

•

Limited Notice to Proceed between Washington Group Latin America, Inc. and Minera San Xavier, S.A. de C.V. dated November 15, 2005.

•

Professional Services Contract between Minera San Xavier, S.A. de C.V. and Caframi dated May 14, 2005

•

Employment Agreement between Troy J. Fierro and Metallica Resources Inc. and Metallica Management Inc. dated April 1, 2006.

Please refer to "Item 6. Directors, Senior Management and Employees, B) Compensation – Employment Contracts" for information about the Company's employment contracts with each of its executive officers.

D) Exchange Controls

There are not any governmental laws, decrees or regulations in Canada relating to restrictions on the import/export of capital affecting the remittance of interest, dividends or other payments to non-residential holders of the Company's Common Shares. Any such remittances to United States residents, however, are subject to a 15% withholding tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See “E) Taxation" below.

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

The Company believes that it is a PFIC, as defined in Section 1297 of the Internal Revenue Code of 1986, for the year ended December 31, 2006. The Company believes that it was not a PFIC for the year ended December 31, 2005, but was a PFIC for the year ended December 31, 2004. The Company's determination in this respect has been made after reviewing the PFIC provisions and applying such provisions to its past and present situations. Although it is considered unlikely, there can be no assurance that the Company's determination concerning its PFIC status may not be challenged by the IRS, or that the Company will be able to satisfy record-keeping requirements, which are imposed on certain PFICs. The Company intends to make annual information available to each U.S. holder as to its potential PFIC status and income to be reported.

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

ITEM 15

Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2006, an evaluation was carried out by the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management's Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  The Company's internal control over financial reporting includes those policies and procedures that:

• pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

• provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006.  In making this assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on our assessment, we have concluded that, as of December 31, 2006, the Company's internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

The Company is transitioning from an exploration company to the mine construction and operations phase of its life. Consequently, the system of internal controls over financial reporting is also changing and growing in keeping with each stage of evolution of the Company, including during 2006, the hiring of additional accounting personnel and the implementation of a new accounting system in keeping with this transition.

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

ITEM 16C

Principal Accountant Fees and Services

The aggregate amounts billed by PricewaterhouseCoopers LLP, Chartered Accountants (“PWC”) to the Company for each of the fiscal years ended December 31, 2006 and 2005 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended Dec. 31, 2006 (Cdn$)	Year Ended Dec. 31, 2005 (Cdn$)
Audit Services
Consolidated financial statements	$130,166	$91,250
Quarterly reviews	14,800	23,500
Total Audit Fees	144,966	114,750

Audit-related Services
Audit related services	--	8,500
Total Audit-related Fees	--	8,500
	$144,966	$123,250

The inclusion of fees is based on the accrual method (i.e., fees attributable to the fiscal year under audit) in each category. Fees relating to tax services for the Company are not provided by PWC.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company's independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements and fees for 2006 and 2005 were pre-approved by the Audit Committee. The Audit Committee reviews with PWC whether the non-audit services to be provided are compatible with maintaining the auditors' independence.  Permissible non-audit services will be limited to fees for tax services, technical accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as prospectus filings, registration statement filings or private placements.

ITEM 16D

Exemptions from the Listing Standards for Audit Committees

The information referred to in this section is not applicable as to the Company, as it is not relying on an exemption from the AMEX listing standards for audit committees.

ITEM 16E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not conduct any repurchases of its equity securities during the fiscal year ended December 31, 2006.

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

*
4.7	Agreement between Glamis de Mexico, S.A. de C.V., et. al. and Minera San Xavier, S.A. de C.V., et. al. dated March 24, 2004 to acquire Glamis' royalty interest in the Cerro San Pedro project	*
4.8	Lease between Ejido Cerro de San Pedro and Minera San Xavier, S.A. de C.V.	*
4.9	Mining Option to Purchase Contract between Sociedad Contractual Minera Los Potrillos and Metallica Resources Inc. dated September 2, 2004	*
4.10	Sale and Purchase and Assignment of rights in Net Smelter Return Royalty and Contractual position between Noranda Chile Limitada and Metallica (Barbados) Inc. dated December 15, 2004	*
4.11	Employment Agreement between Richard J. Hall and Metallica Resources Inc. and Metallica Management Inc. dated March 1, 2005	*
4.12	Employment Agreement between Bradley J. Blacketor and Metallica Resources Inc. and Metallica Management Inc. dated March 1, 2005	*
4.13	Consulting Agreement between Fred H. Lightner and Metallica Resources Inc. dated December 1, 2004	*
4.14	Services Agreement between Oliver Lennox-King and Metallica Resources Inc. dated June 11, 2004	*
4.15	Professional Services Contract between Firex and Minera San Xavier, S.A. de C.V. dated October 25, 2004	*
4.16	Amendment Agreement to the Professional Services Contract between Firex and Minera San Xavier, S.A. de C.V. dated April 15, 2005	*
4.17	Standby Agreement between Washington Group Latin America, Inc. and Minera San Xavier, S.A. de C.V. dated March 29, 2005	*
4.18	First Amendment to Mining Contract between Washington Group Latin America, Inc. and Minera San Xavier, S.A. de C.V. dated April 5, 2005	*
4.19	Consulting Agreement between Robert Martinez and Metallica Management Inc. dated May 1, 2005	*

4.20	Option Agreement between Full Metal Minerals Ltd. and Metallica Management Inc. dated September 2, 2005	*
4.21	Limited Notice to Proceed between Washington Group Latin America, Inc. and Minera San Xavier, S.A. de C.V. dated November 15, 2005	*
4.22	Consulting Agreement between Robert Martinez and Metallica Management Inc. dated February 1, 2006	*
4.23	Letter Agreement re: Standby Term between Washington Group Latin America and Minera San Xavier, S.A. de C.V. dated May 12, 2004	*
4.24	Professional Services Contract between Minera San Xavier, S.A. de C.V. and Caframi dated May 14, 2005	*
4.25	Employment Agreement between Troy J. Fierro and Metallica Resources Inc. and Metallica Management Inc. dated April 1, 2006
8	Subsidiaries of the Company
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed.

Metallica Resources Inc.
(A Development Stage Company)

Consolidated Financial Statements
as at December 31, 2006 and 2005 and for the
years ended December 31, 2006, 2005 and 2004

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

Management has established and maintains a system of internal control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that financial information is reliable and accurate. The Audit Committee of the Board of Directors, comprising independent directors, has reviewed the consolidated financial statements with management and the external auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

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

March 20, 2007

Auditors' Report

To the Shareholders of Metallica Resources Inc.

We have audited the accompanying consolidated balance sheets of Metallica Resources Inc. as of December 31, 2006 and 2005, and the consolidated statements of operations and deficit and cash flows for each of the years ended December 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Metallica Resources Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers LLP"
Chartered Accountants
Vancouver, British Columbia
March 20, 2007

Metallica Resources Inc.
(A Development Stage Company)
Consolidated Balance Sheets
December 31, 2006 and 2005
U.S. dollars

	2006	2005
Assets
Current assets:
Cash and cash equivalents (Note 11)	$44,762,169	$42,669,830
Value-added tax receivable and other current assets	3,124,187	969,947
	47,886,356	43,639,777

Mineral properties, plant and equipment (Notes 3 and 11)	84,826,921	56,033,836
Other assets	239,937	246,271

Total assets	$132,953,214	$99,919,884

Liabilities and shareholders' equity
Current liabilities:
Accounts payable and accrued liabilities	$5,789,680	$1,323,571

Restricted stock units (Note 5(e))	556,842	59,435
Asset retirement obligation (Note 4)	611,192	343,164
	6,957,714	1,726,170
Shareholders' equity:
Share capital (92,001,263 common shares, 2005: 83,301,676)
(Note 5(b))	133,572,417	108,158,077
Contributed surplus (Note 5(d))	1,484,554	1,484,554
Warrants (Note 5(d))	10,363,580	5,889,285
Stock options (Note 5(c))	2,474,490	1,431,014
Deficit	(21,899,541)	(18,769,216)
	125,995,500	98,193,714

Total liabilities and shareholders' equity	$132,953,214	$99,919,884

Contingencies (Note 9)

Approved by the Board:

"Craig J. Nelsen"
Craig J. Nelsen

"Ian A. Shaw"
Ian A. Shaw

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
For the years ended December 31, 2006, 2005 and 2004
U.S. dollars, except share data

	2006	2005	2004

Interest income	$1,216,048	$1,036,850	$925,180
Income from property payments (Notes 3(b and f))	--	8,349,264	300,000

	1,216,048	9,386,114	1,225,180

General and administrative expense	2,464,122	1,689,079	1,469,246
General and administrative expense – stock-based compensation	1,177,346	341,110	83,466
Exploration expense	544,823	232,252	192,627
Restricted stock unit expense	416,639	59,435	--
Write-down of mineral properties, plant and equipment	379,859	2,518	81,469
Reclamation and property closure costs	--	--	22,368
Interest expense (Note 3(a))	--	--	40,260
Foreign exchange gain	(694,532)	(1,045,359)	(2,169,257)

Income (loss) before income taxes	(3,072,209)	8,107,079	1,505,001

Income tax provision (Note 6)	58,116	148,281	136,539

Net income (loss)	(3,130,325)	7,958,798	1,368,462

Deficit at beginning of year as previously reported	(18,769,216)	(26,728,014)	(27,695,861)
Stock-based compensation expense (Note 5(c))	--	--	(400,615)
Deficit at beginning of year as restated	(18,769,216)	(26,728,014)	(28,096,476)

Deficit at end of year	$(21,899,541)	$(18,769,216)	$(26,728,014)

Basic net income (loss) per share	$(0.04)	$0.10	$0.02
Diluted net income (loss) per share	$(0.04)	$0.10	$0.01

Weighted average number of common shares outstanding	84,110,240	82,952,717	82,405,035

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
(A Development Stage Company)
Consolidated Statements of Cash Flows
For the years ended December 31, 2006, 2005 and 2004
U.S. dollars

	2006	2005	2004
Cash flows provided from (used for) operating activities
Net income (loss)	$(3,130,325)	$7,958,798	$1,368,462
Non-cash items:
Depreciation and amortization	36,662	11,542	12,865
Stock-based compensation expense	1,177,346	341,110	83,466
Restricted stock unit expense	416,639	59,435	--
Future income tax	(6,948)	23,890	(11,018)
Common share contribution to retirement plan (Note 7)	22,409	19,449	23,060
Write-down of mineral properties, plant and equipment	379,859	2,518	81,469
Interest expense	--	--	40,260
Changes in non-cash working capital:
Other current assets	(710,081)	209,401	(349,417)
Accounts payable and accrued liabilities	879,119	85,169	(21,884)
Reclamation and closure cost obligation	--	--	(29,796)
Other assets	13,101	(6,390)	(234,474)

	(922,219)	8,704,922	962,993
Cash flows provided from (used for) investing activities
Payments to acquire mineral properties, plant and equipment	(24,974,672)	(9,193,505)	(15,143,804)
Value added-tax receivable related to mineral properties,
plant and equipment	(1,444,159)	(539,104)	125,051
Acquisition of subsidiary, net of cash acquired	--	--	(5,000,000)
Proceeds from property option payment applied to mineral
properties, plant and equipment	--	1,650,736	--

	(26,418,831)	(8,081,873)	(20,018,753)
Cash flows provided from (used for) financing activities
Common shares and warrants issued for cash, net of issue costs	28,123,284	--	--
Proceeds from exercise of options	1,057,927	429,737	362,619
Proceeds from exercise of warrants	252,178	--	400,229
Repayment of acquisition debt	--	--	(6,000,000)
Repayment of note payable	--	--	(200,100)

	29,433,389	429,737	(5,437,252)

Increase (decrease) in cash and cash equivalents	2,092,339	1,052,786	(24,493,012)
Cash and cash equivalents, beginning of year	42,669,830	41,617,044	66,110,056

Cash and cash equivalents, end of year	$44,762,169	$42,669,830	$41,617,044

Supplementary cash flow information (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Operations

Metallica Resources Inc. (the "Company") is engaged in the exploration, acquisition and development of precious and base metal mineral properties located throughout the Americas.

The Company's Cerro San Pedro gold and silver heap-leach project in Mexico is in the final stages of construction. Commissioning of the process plant began in January 2007. The initial pour of gold and silver doré during commissioning of the process plant is expected to occur in April 2007.

The Company is also advancing a copper-gold exploration project in Chile (Note 3(b)) and is pursuing various other exploration projects in the Americas.

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

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of income and expenses during the reporting period. Significant estimates that involve highly subjective assumptions by management include the estimated reclamation obligation for its Cerro San Pedro project in Mexico, estimated stock-based compensation amounts and its assessment of mineral property carrying values for impairment. Actual results could differ from those reported.

Foreign Currency Translation

The Company considers the U.S. dollar to be the functional currency of all of its operations. The Company's subsidiaries are integrated foreign subsidiaries and, accordingly, foreign currency amounts are translated into U.S. dollars using the temporal method. Monetary balances are translated at the rate of exchange at the balance sheet date, non-monetary balances at historic exchange rates and other revenue and expense items, other than depreciation, at average exchange rates.

Cash and Cash Equivalents

Cash and cash equivalents include cash in demand deposits and short-term investments that, on acquisition, have a term to maturity of three months or less.

Mineral Properties, Plant and Equipment

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

The Company assesses the impairment of long-lived assets, which consist primarily of mineral properties, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the carrying amount of an asset to be held for use exceeds the sum of the undiscounted future cash flows expected from its use and disposal. The determination of future cash flows is dependent upon management's estimates of mineral prices, mineral reserves and resources, and operating, capital and reclamation costs. Future cash flow estimates are subject to risks and uncertainties that may affect the determination of the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which adversely affect management's estimate of the future cash flows to be generated from its mineral properties. Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether carrying values can be recovered by considering alternative methods of determining fair value. If management's estimate of recoverable amount is less than a long-lived asset's carrying value, the carrying value is written down to the estimated fair value.

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

Plant and equipment are recorded at cost. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the related assets. The following estimated useful lives are being used:

Equipment	3 to 17 years
Vehicles	4 years
Buildings and leasehold improvements	3 to 20 years
Furniture	3 to 10 years

Asset Retirement Obligations

Asset retirement obligations ("AROs") are legal obligations associated with the retirement of a long-lived asset that results from the acquisition, construction, development or normal operation of a long-lived asset.

The Company recognizes the fair value of AROs in the period in which it incurs a legal obligation, if a reasonable estimate of fair value can be made, based on the discounted estimated future cash settlement of an ARO. The ARO is capitalized as part of the carrying amount of the associated long-lived asset and a liability is recorded. The capitalized asset retirement cost will be depreciated over the life of the related asset upon commencement of commercial production. The liability is accreted up to the date that the liability is finally settled in cash, subject to annual adjustments for changes in estimates. Accretion of the liability prior to commencement of commercial production is capitalized, whereas accretion of the liability after commencement of commercial production is expensed.

Financial Instruments

At December 31, 2006, the carrying values of cash and cash equivalents, value-added tax receivable and other current assets, and accounts payable and accrued liabilities approximate their fair values due to the relatively short period to maturity of the instruments. Foreign exchange risk arises from foreign currency fluctuations primarily when cash is held in other than U.S. dollars. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for future tax consequences attributable to differences between the tax basis of an asset or liability and the carrying amount on the balance sheet. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the date of substantive enactment. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Stock-based Compensation and Warrants

The Company recognizes stock-based compensation expense for all forms of employee stock-based compensation, including stock options. Stock-based compensation expense for stock options is determined based on the estimated fair values of the options on the date of grant using the Black-Scholes option pricing model. The fair value is recognized as stock-based compensation expense, or capitalized in the case of employees or consultants working directly on mine development projects, over the vesting period of the respective options. The fair value attributable to stock options that expire unexercised is credited to contributed surplus. The fair value attributable to unvested stock options that are forfeited is credited to earnings.

Restricted stock units are marked to market with changes in the related liability, based on the underlying stock price at period end, recorded in the statement of operations based on service provided to that date.

Warrants are recorded at the estimated fair value on the date of grant using the Black-Scholes option pricing model.

Per Share Amounts

Basic per share amounts are calculated using the weighted average number of common shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds from the exercise of in-the-money options and warrants would be used to purchase common shares at the average market price during the year. The weighted average number of common shares outstanding is adjusted for the net increase in the number of common shares issued upon exercise of the options and warrants. Stock options and warrants are included in the calculation of diluted per share amounts only to the extent that the average market price of the common shares during the year exceeds the exercise price of the options or warrants. During years when the Company has generated a loss, the potential shares to be issued from the assumed exercise of options and warrants are not included in the computation of diluted per share amounts since the result would be anti-dilutive.

Reclassifications

Certain reclassifications of prior year balances have been made to conform to the current year presentation.

Recent Canadian Accounting Pronouncements

Effective January 1, 2007, the Company is required to adopt CICA Handbook Section 3855, "Financial Instruments – Recognition and Measurement" ("CICA 3855"). CICA 3855 establishes standards for recognizing and measuring financial assets and liabilities, and non-financial derivatives. All financial assets, except those classified as held to maturity, and derivative financial instruments must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments available for sale will be recorded at fair value with the unrealized gains or losses recorded through comprehensive income. The Company does not expect its financial position or results to be impacted by this standard.

Effective January 1, 2007, the Company is required to adopt CICA Handbook Section 3865, "Hedges" ("CICA 3865"). Management believes that CICA 3865 will have no impact on the Company since it has not previously engaged in hedging activities.

Effective January 1, 2007, the Company is required to adopt CICA Handbook Section 1530, "Comprehensive Income" ("CICA 1530") and CICA Handbook Section 3251, "Equity" ("CICA 3251"). CICA 1530 establishes standards for reporting and presenting certain gains and losses normally not included in net earnings or losses, such as unrealized gains and losses relating to available for sale securities, in a statement of comprehensive income. CICA 3251 establishes standards for the presentation of equity and changes in equity as a result of the new requirements of CICA 1530. The Company is evaluating the impact of this standard on its consolidated financial statements.

Effective January 1, 2007, the Company is required to adopt CICA Emerging Issues Abstract 160, "Stripping Cost Incurred in the Production Phase of a Mining Operation." ("EIC-160"). EIC-160 requires stripping costs to be accounted for as variable production costs to be included in the costs of inventory produced, unless the stripping activity can be shown to be a betterment of the mineral property, in which case the stripping costs would be capitalized. Betterment occurs when stripping activity increases future output of the mine by providing access to additional sources of reserves. Capitalized stripping costs would be amortized over a unit of production basis over the proven and probable reserves to which they directly relate.

3. Mineral Properties, Plant and Equipment

Additions to mineral properties, plant and equipment for the years ended December 31, 2006 and 2005 are summarized as follows:

				Plant
Balance at	Mineral	Deferred	Construction	and		Accumulated
December 31, 2005	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Net

Cerro San Pedro, Mexico	$23,874,324	$20,059,890	$9,209,819	$734,651	$53,878,684	$245,691	$53,632,993
El Morro, Chile	-	20,375	-	-	20,375	-	20,375
Rio Figueroa, Chile	335,042	1,520,690	-	-	1,855,732	-	1,855,732
Other Projects, Chile	25,639	2,709	-	-	28,348	-	28,348
Alaska Peninsula, USA	310,208	171,555	-	-	481,763	-	481,763
Office Furniture and
Equipment	-	-	-	101,939	101,939	87,314	14,625
Balance at December 31, 2005	24,545,213	21,775,219	9,209,819	836,590	56,366,841	333,005	56,033,836

2006 Additions

Cerro San Pedro, Mexico	50,000	780,230	26,003,475	392,582	27,226,287	137,323	27,088,964
El Morro, Chile	-	93,171	-	-	93,171	-	93,171
Rio Figueroa, Chile	227,432	593,817	-	-	821,249	-	821,249
Other Projects, Chile	15,064	10,276	-	-	25,340	-	25,340
Southwest Alaska, USA	50,619	957,612	-	-	1,008,231	-	1,008,231
Office Furniture and
Equipment	-	-	-	172,465	172,465	36,476	135,989
2006 Additions	343,115	2,435,106	26,003,475	565,047	29,346,743	173,799	29,172,944

2006 Impairment
write-down

Southwest Alaska, USA	(136,010)	(243,849)	-	-	(379,859)		(379,859)

Balance at
December 31, 2006

Cerro San Pedro, Mexico	23,924,324	20,840,120	35,213,294	1,127,233	81,104,971	383,014	80,721,957
El Morro, Chile	-	113,546	-	-	113,546	-	113,546
Rio Figueroa, Chile	562,474	2,114,507	-	-	2,676,981	-	2,676,981
Other Projects, Chile	40,703	12,985	-	-	53,688	-	53,688
Southwest Alaska, USA	224,817	885,318	-	-	1,110,135	-	1,110,135
Office Furniture and
Equipment	-	-	-	274,404	274,404	123,790	150,614
Balance at December 31, 2006	$ 24,752,318	$ 23,966,476	$ 35,213,294	$1,401,637	$ 85,333,725	$ 506,804	$ 84,826,921

				Plant
Balance at	Mineral	Deferred	Construction	and		Accumulated
December 31, 2004	Properties	Expenditures	in Progress	Equipment	Subtotal	Depreciation	Net

Cerro San Pedro, Mexico	$23,869,587	$13,603,841	$7,741,797	$576,359	$45,791,584	$177,886	$45,613,698
El Morro, Chile	690,000	949,589	-	-	1,639,589	-	1,639,589
Rio Figueroa, Chile	115,856	375,182	-	-	491,038	-	491,038
Other Projects, Chile	8,043	1,483	-	-	9,526	-	9,526
Southwest Alaska, USA	-	-	-	-	-	-	-
Office Furniture and
Equipment	-	-	-	93,963	93,963	75,972	17,991
Balance at December 31, 2004	24,683,486	14,930,095	7,741,797	670,322	48,025,700	253,858	47,771,842

2005 Additions
Cerro San Pedro, Mexico	4,737	6,456,049	1,468,022	158,292	8,087,100	67,805	8,019,295
El Morro, Chile	-	31,522	-	-	31,522	-	31,522
Rio Figueroa, Chile	219,186	1,145,508	-	-	1,364,694	-	1,364,694
Other Projects, Chile	20,114	1,226	-	-	21,340	-	21,340
Southwest Alaska, USA	310,208	171,555	-	-	481,763	-	481,763
Office Furniture and
Equipment	-	-	-	7,976	7,976	11,342	(3,366)
2005 Additions	554,245	7,805,860	1,468,022	166,268	9,994,395	79,147	9,915,248

2005 Proceeds from
property payments

El Morro, Chile	(690,000)	(960,736)	-	-	(1,650,736)	-	(1,650,736)

2005 Impairment
write-down

Other Projects, Chile	(2,518)	-	-	-	(2,518)	-	(2,518)

Balance at
December 31, 2005

Cerro San Pedro, Mexico	23,874,324	20,059,890	9,209,819	734,651	53,878,684	245,691	53,632,993
El Morro, Chile	-	20,375	-	-	20,375	-	20,375
Rio Figueroa, Chile	335,042	1,520,690	-	-	1,855,732	-	1,855,732
Other Projects, Chile	25,639	2,709	-	-	28,348	-	28,348
Southwest Alaska, USA	310,208	171,555	-	-	481,763	-	481,763
Office Furniture and
Equipment	-	-	-	101,939	101,939	87,314	14,625
Balance at December 31, 2005	$24,545,213	$21,775,219	$9,209,819	$836,590	$56,366,841	$333,005	$56,033,836

a)     Mexico – Cerro San Pedro Project

The Cerro San Pedro gold and silver project (the "Project") is located in the State of San Luis Potosí, Mexico and is 100%-owned by the Company's wholly owned subsidiary, Minera San Xavier, S.A. de C.V. ("MSX"). The feasibility study for the Project is based on an open-pit mining operation with heap-leach processing of ores. Construction of the mine recommenced in January 2006 and is expected to be substantially completed by the end of March 2007.

On February 12, 2003, the Company acquired Glamis Gold Ltd.'s ("Glamis") 50% equity interest in MSX for $18 million. The final acquisition debt payment of $6 million was made to Glamis in February 2004. Interest accretion on the acquisition debt for the year ended December 31, 2004 was $40,260.

In March 2004, the Company made payments to Glamis totaling $5 million that were originally due after commencement of commercial production. These amounts initially represented contingent consideration and were not recognized as acquisition costs until March 2004.

In December 2003, the Company awarded a contract to Washington Group International ("WGI") to provide the Company with contract mining and related construction services over the pre-production period and estimated mine life totaling approximately ten years. The contract has a remaining estimated gross value, exclusive of fuel costs, of approximately $159 million. The contract provides that the Company may terminate it at any time prior to the end of the ten-year term, but must pay early termination and demobilization fees from $1.4 million to $11.6 million depending on the year of termination.

In the event that the contract is terminated as a result of force majeure, the Company is obligated to pay WGI equipment demobilization and termination fees totaling approximately $2 million. In the event that WGI is notified of a material breach or default, and that material breach or default is not remedied by WGI within 15 days, the Company may terminate the contract without incurring any early termination fees; however, the Company may be liable to WGI for equipment demobilization costs totaling approximately $1 million.

The Company has entered into various standby agreements with WGI since June 2004 in order to retain WGI's construction equipment at the Project site while the Company resolved delays and court ordered suspensions relating to its mine explosives permit. The Company also entered into a limited notice to proceed with WGI from November 2005 through February 2006, which allowed for WGI to perform certain construction activities at hourly rates during the standby period. Through December 31, 2006 the Company has deferred costs totaling $3.6 million under the various standby agreements, and $1.4 million under the limited notice to proceed.

The Project is subject to a 1.95% royalty on the gross value of metals and minerals contained in production in all mineral concessions presently owned or optioned by the Company. In addition, the Company has entered into an agreement with a former owner of certain mining concessions that provides for a 2.5% net smelter returns ("NSR") royalty on any production that occurs on the properties or $50,000 per year beginning April 2003, whichever is greater, subject to a maximum of $1 million. The Company has made minimum royalty payments totaling $200,000 under the agreement, all of which have been capitalized as mineral properties, plant and equipment.

b)     Chile – El Morro Project

The Company's activities in Chile are concentrated on precious and base metal exploration targets. The El Morro copper-gold project consists of the La Fortuna and El Morro areas. The Company's interest in the El Morro area, which is approximately four kilometers from the La Fortuna area, was acquired by staking in 1998.

In September 1999, the Company entered into an exploration agreement with Xstrata Plc (formerly, Falconbridge Limited) that provided for Xstrata to earn a 70% interest in the El Morro copper-gold project by making, among other requirements, minimum exploration and property acquisition expenditures on the project of $10 million and by making a $10 million payment to the Company by September 14, 2005. On August 31, 2005, the Company received a $10 million payment from Xstrata, which resulted in Xstrata earning a 70% interest in the El Morro project and the Company recording $8.3 million of income from property payments:

Xstrata earn-in payment on El Morro project	$10,000,000
Carrying value of El Morro project at August 31, 2005	1,650,736
Income from property payment	$ 8,349,264

The taxable gain attributable to the $10 million payment was offset by tax loss carryforwards not previously recognized.

The Company and Xstrata are required to make payments to the former owners of certain mining concessions totaling $400,000, in accordance with their respective ownership interests, within two years of commencement of mining on these concessions.

Certain mining concessions at the La Fortuna area are subject to a 2% NSR royalty.

c)     Chile – Rio Figueroa Project

In September 2004, the Company entered into an option agreement with Sociedad Contractual Minera Los Potrillos ("Potrillos") to acquire a 100% interest in a copper-gold exploration project referred to as the Rio Figueroa project. In order to exercise the option, the Company must make annual option payments over a five-year period beginning September 2004 totaling $3.5 million, of which $0.5 million has been paid to date. The Company was also required to spend a minimum of $1.5 million on qualifying exploration expenditures over a three-year period beginning September 2004. The Company has met its exploration expenditure commitment on the project.

Certain mining concessions contained in the Rio Figueroa project property package, which are held under a purchase option agreement with Potrillos, are subject to a 1.5% NSR production royalty. Certain other mining concessions, which are held under an amendment to the option agreement with Potrillos, are subject to a 2% NSR production royalty.

d)     Chile – Other Projects

Other projects consist of copper-gold exploration concessions that the Company acquired by staking and are contiguous to the El Morro project. The Company has incurred property acquisition costs and deferred expenditures on these concessions totaling $53,688 at December 31, 2006.

e)     USA - Southwest Alaska

In September 2005, the Company entered into an option agreement that allows for it to earn a 65% interest in several precious and base metal properties located along the Alaskan Peninsula in Southwest Alaska. The Company may increase its interest in individual properties to 70% by completing a pre-feasibility study, and it may further increase its interest in individual properties to 80% by completing a feasibility study.

In February 2007, the Company was notified that a native village corporation, which controls the surface rights over one of the property groups, had decided not to allow mineral exploration activities on its land. As a result, management elected not to pursue further exploration activities on these and other properties within this property group and wrote off all capitalized costs attributable to this property group totaling $379,859 at December 31, 2006.

The Company intends to continue its exploration activities on the remaining Southwest Alaska properties. The Company's aggregate exploration expenditure commitment for the Southwest Alaska project is $2.25 million, plus $175,000 for option payments for a total commitment of $2.4 million over a five-year period beginning September 2005. As of December 31, 2006, the Company has incurred exploration expenditures totaling approximately $1 million and made option payments totaling $75,000.

f)     Brazil – Mara Rosa Project

In November 2003, the Company entered into an option agreement to sell its 100% interest in the Mara Rosa gold project for $0.5 million. The Company recorded income from property payments totaling $0.3 million in 2004.

4. Asset Retirement Obligation

The Company's environmental permit for its Cerro San Pedro project requires that it reclaim certain land that it disturbs during mine construction and mine operations. The Company has recorded an asset retirement obligation for its Cerro San Pedro project as follows:

	December 31,
	2006	2005

Balance at beginning of year	$343,164	$203,818
Accretion	32,191	19,120
Additional reclamation provision	235,837	120,226

Balance at end of year	$611,192	$343,164

The asset retirement obligation is calculated as the net present value of the estimated future cash outflows, which total $1 million as of December 31, 2006. Commencement of reclamation activities is expected to begin in 2016. The present value of the estimated future cash outflow layers has been discounted using credit-adjusted risk-free rates of 7.75% to 9%, and assume inflation rates of 2.5% to 3.0%. The asset retirement obligation at December 31, 2006 of $611,192, which includes accretion totaling $62,774, has been capitalized as mineral properties, plant and equipment.

The Company has agreed to make reclamation deposits totaling approximately $4.3 million over the mine life; however, negotiations with the relevant governmental agency to determine the periodic funding requirements have not been finalized.

5. Share Capital

a)     Authorized

Unlimited number of common and preferred shares without par value.

b)     Common Shares Issued and Outstanding

Year Ended December 31,	2006		2005		2004
	Shares	Amount	Shares	Amount	Shares	Amount
Outstanding, beginning of year	83,301,676	$108,158,077	82,687,043	$107,661,917	81,763,885	$106,786,049
Shares issued in private
placement (Note 5(d))	7,670,500	23,620,747	-	-	-	-
Exercise of warrants for cash
(Note 5(d))	92,500	252,178	-	-	354,500	400,229
Fair value of warrants
exercised (Note 5(d))	-	28,243	-	-	-	95,739
Exercise of stock options for cash
(Note 5(c))	926,833	1,057,927	598,833	429,737	555,000	362,619
Fair value of stock options
exercised (Note 5(c))	-	427,980	-	46,051	-	-
Shares issued for retirement
plan (Note 7)	9,754	27,265	15,800	20,372	13,658	17,281

Outstanding, end of year	92,001,263	$133,572,417	83,301,676	$108,158,077	82,687,043	$107,661,917

c)     Options

The Company's stock-based compensation plan provides that the exercise price per share is equal to the closing market price as quoted on the Toronto Stock Exchange on the day preceding the date of grant. Each stock option allows for the purchase of one share and expires not later than five years from the date of grant. Stock options generally vest over a period of up to two years from the date of grant. In 2006, the shareholders approved an amendment to the stock option plan which provides for a maximum of 7.5 million common shares that may be issued after April 19, 2006. As of December 31, 2006, a total of 605,833 common shares had been issued subsequent to April 19, 2006.

Effective January 1, 2004, the Company adopted revised CICA Section 3870, "Stock-based Compensation and Other Stock-based Payments", which requires an expense to be recognized in the financial statements for all forms of employee stock-based compensation, including stock options. The Company elected to adopt this new requirement retroactively without restatement of prior years. This resulted in a cumulative increase of $400,615 to the deficit and to stock options at January 1, 2004.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2006	2005	2004

Risk-free interest rate (Canada)	3.8% to 4.3%	3.2% to 3.7%	3.3% to 3.5%
Expected dividend yield	0.0%	0.0%	0.0%
Expected price volatility of the Company's common shares	60% to 71%	65% to 66%	70% to 71%
Expected life of option	3.5 to 3.9 years	5 years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company's common shares. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

The following is a summary of options granted under the Company's stock-based compensation plan:

				Weighted Average Exercise Price
				(Canadian Dollars)
	Year Ended December 31,			Year Ended December 31,
	2006	2005	2004	2006	2005	2004

Outstanding, beginning of year	2,555,000	2,535,500	2,800,250	$1.49	$1.36	$1.12
Granted	1,470,000	880,000	400,000	3.32	1.62	2.39
Exercised	(926,833)	(598,833)	(555,000)	1.30	0.86	0.86
Forfeited	(31,667)	(186,667)	(109,750)	2.97	1.79	1.48
Expired	--	(75,000)	--	--	2.87	--

Outstanding, end of year	3,066,500	2,555,000	2,535,500	$2.41	$1.49	$1.36

Exercisable, end of year	1,867,582	1,858,333	1,914,666	$2.00	$1.39	$1.22

The aggregate fair value of options granted in 2006, 2005 and 2004 was $2,213,781, $625,881 and $435,624, respectively. These options vest over a period of two years. The fair value attributable to stock options exercised during the years ended December 31, 2006 and 2005 totaling $427,980 and $46,051, respectively, has been allocated to share capital.

The following table summarizes selected information relating to stock options outstanding at December 31, 2006:

Range of		Weighted Average	Weighted Average
Exercise Prices	Number	Remaining	Exercise Price
(Canadian Dollars)	Outstanding	Contractual Life	(Canadian Dollars)
$1.20 to $1.64	1,361,500	2.3 years	$1.45
$2.07 to $2.44	305,000	2.2 years	$2.40
$3.04 to $3.67	1,165,000	4.4 years	$3.17
$4.04 to $4.47	235,000	4.9 years	$4.21

$1.20 to $4.47	3,066,500	3.3 years	$2.41

The following table summarizes the changes in fair value assigned to stock options for the three years ended December 31, 2006:

	Year Ended December 31,
	2006	2005	2004

Balance at beginning of year	$1,431,014	$1,043,156	$6,675
Adoption of CICA 3870	--	--	400,615
Compensation cost recognized	1,472,569	573,153	660,898
Exercised	(427,980)	(46,051)	--
Forfeited	(1,113)	(139,244)	(25,032)

Balance at end of year	$2,474,490	$1,431,014	$1,043,156

d)     Warrants

	Year Ended December 31,
	2006		2005		2004
	Warrants	Amount	Warrants	Amount	Warrants	Amount

Outstanding, beginning of year	19,350,000	$5,889,285	24,399,000	$7,373,839	24,753,500	$7,469,578
Warrants issued in private
placement	3,835,250	4,502,537	--	--	--	--
Exercise of warrants	(92,500)	(28,242)	--	--	(354,500)	(95,739)
Expiration of warrants	--	--	(5,049,000)	(1,484,554)	--	--

Outstanding, end of year	23,092,750	$10,363,580	19,350,000	$5,889,285	24,399,000	$7,373,839

On December 20, 2006, the Company issued 7.7 million units in a private placement at a price of Cdn$4.50 per unit for gross proceeds of Cdn$34.5 million (US$28.1 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$5.50 for a period of three years to December 20, 2009. As of December 31, 2006, a total of 3,835,250 of these warrants were outstanding.

On December 11, 2003, the Company issued 38.7 million units in a public offering at a price of Cdn$2.20 per unit for gross proceeds of Cdn$85.1 million (US$61.3 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$3.10 for a period of five years to December 11, 2008. Warrants to purchase 92,500 shares were exercised in 2006. As of December 31, 2006, a total of 19,257,500 of these warrants were outstanding.

On March 11, 2003, the Company closed a private placement for 10.1 million units at a price of Cdn$1.50 per unit for gross proceeds of Cdn$15.2 million (US$9.5 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$2.00 for a period of two years through March 11, 2005. Warrants to purchase 1,000 shares were exercised in 2004. The remaining 5,049,000 warrants expired unexercised on March 11, 2005. The fair value of $1,484,554 attributable to the expired warrants was transferred to contributed surplus. The Company also granted the underwriters 505,000 compensation warrants. Each compensation warrant was exercisable at a price of Cdn$1.50 per share for a period of one year to March 11, 2004. Compensation warrants totaling 353,500 were exercised in 2004.

e)     Restricted Stock Units

In November 2005, the directors adopted a restricted stock unit ("RSU") plan with an effective date of March 1, 2005. The plan provides for the Board of Directors (the "Directors") to grant RSUs to employees subject to vesting and other conditions as determined by the Directors; however, the vesting period may not exceed three years from the award date, but may be accelerated at the discretion of the Directors. The settlement of RSUs is required to be made in cash and is calculated at the average closing price of the Company's common shares on the Toronto Stock Exchange for the five trading days preceding the date of settlement. As of December 31, 2006, the Company had awarded 120,000 RSUs with a vesting date of March 1, 2008 and 250,000 RSUs with a vesting date of March 9, 2009. The carrying value of RSUs at December 31, 2006 and 2005 was $556,842 and $59,435, respectively.

6. Income Taxes

Income tax expense included in the consolidated statement of operations consists of the following:

	Year Ended December 31,
	2006	2005	2004

Current	$65,064	$124,391	$147,547
Future	(6,948)	23,890	(11,008)

Income tax expense	$58,116	$148,281	$136,539

The difference between the amount of reported consolidated income tax provision and the amount computed by multiplying income (loss) before income taxes by the Company's combined applicable Canadian federal and provincial tax rate of 36.12% for 2006, 2005 and 2004 is reconciled as follows:

	Year Ended December 31,
	2006	2005	2004
Income tax provision (benefit) computed using the
applicable tax rate	$(1,109,610)	$2,928,277	$543,606
Increase (decrease) in valuation allowance	(570,000)	(5,023,000)	(603,433)
Losses incurred in foreign operations without tax benefit	2,125,529	568,756	--
Share issuance costs	(625,152)	--	--
Foreign earnings taxes at other than statutory rate	(424,788)	(138,711)	14,229
Foreign withholding taxes	--	--	85,585
Non-deductible expenses	406,918	1,153,729	96,552
Other, net	255,219	659,230	-

Income tax provision	$58,116	$148,281	$136,539

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at December 31, 2006 and 2005 are as follows:

	2006	2005
Future income tax assets:
Canada:
Tax loss carryforwards	$1,241,000	$268,000
Deferred share issuance costs	866,000	829,000
Mexico:
Tax loss carryforwards	13,334,000	12,459,000
Other	183,000	100,000
Other countries:
Tax loss carryforwards	264,000	36,000
Stock-based compensation expense	705,000	326,000
Other	137,000	14,000
Total future income tax assets	16,730,000	14,032,000
Less valuation allowance	(3,531,000)	(4,101,000)

Future income tax assets, net of valuation allowance	13,199,000	9,931,000

Future income tax liabilities:
Mexico:
Mineral properties, plant and equipment	13,198,000	9,900,000
Other	1,000	31,000
Total future income tax liabilities	13,199,000	9,931,000

Net future income tax assets	$--	$--

At December 31, 2006, the Company and its subsidiaries have available tax loss carryforwards in various tax jurisdictions as follows:

Tax Loss
Tax Jurisdiction	Expiry Dates	Carryforward
Mexico	2007	$4.1 million
	2008	9.1 million
	2009	6.9 million
	2010	2.8 million
	2011	1.2 million
	2012	0.6 million
	2013	2.1 million
	2014	6.3 million
	2015	4.9 million
	2016	9.6 million
Total		$47.6 million

Chile	None	$2.1 million
Canada	2014 and 2026	$3.4 million
United States	2018 through 2021	$1.9 million

Management believes that sufficient uncertainty exists regarding the realization of certain future tax assets and that a valuation allowance is required. The change in valuation allowance reflects management's assessment regarding the future realization of Canadian and foreign future tax assets and estimates of future earnings in these jurisdictions as of December 31, 2006.

7. Pension Plan

The Company has a qualified defined contribution savings plan that covers all U.S. employees. Subject to certain employee eligibility requirements and statutory limitations on employee elective deferrals, the Company matches 50% of the employee's elective deferral up to a maximum matching contribution of 5% of the employee's compensation, as defined under the plan. The employee has the option of receiving the matching contribution in common shares of the Company or in cash. Employees vest 100% in the employer matching contribution after three years of service. The Company's matching contributions were $27,672, $22,053 and $25,627 for the years ended December 31, 2006, 2005 and 2004, respectively.

8. Related Party Transactions

In June 2005, and as amended on February 1, 2006, the Company entered into consulting agreements with a director of the Company to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses. The Company incurred technical advisory fees pursuant to this agreement totaling $69,875 in 2006 and $9,000 in 2005.

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

In October 2004, the Company entered into a consulting agreement with a company controlled by an individual, who became a director of the Company in June 2005, to provide management services for the Company's Cerro San Pedro project. The agreement, as amended, provides for consulting fees of $6,250 per month. Consulting fees incurred while the individual was a director of the Company totaled $75,000 in 2006 and $72,500 in 2005.

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

b)    The Company has been notified of various lawsuits and legal actions that have been filed by a group of project opponents ("Project Opponents") against governmental agencies. The Project Opponents seek to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project. Various lawsuits and legal actions have been filed by members of this group over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies. In the event of an adverse ruling from any of the unresolved lawsuits, the Company may be forced to suspend or cease project construction or operating activities.

c)    As required by an earlier court order, the Mexican governmental agency that issued the Environmental Authorization for the Company's Cerro San Pedro project was required to revise that Environmental Authorization in order for it to conform with current environmental and other laws. The Environmental Authorization is the Mexican equivalent of an Environmental Impact Statement or mining permit in the United States. The Company received a new Environmental Authorization in April 2006. The Company has been informed that the Project Opponents have filed a lawsuit alleging that the new Environmental Authorization does not conform with the requirements of the court order. In the event of an adverse ruling from this lawsuit, the Company's operations may be negatively impacted.

10. Commitments

a)     Contractual commitments totaling approximately $159 million that relate to a ten-year mining contract with Washington Group International are discussed in Note 3(a).

b)    The Company leases certain land rights, facilities and equipment under long-term operating lease agreements. As of December 31, 2006, lease commitments for the next five years and thereafter are as follows:

2007	$105,986
2008	$117,829
2009	$119,141
2010	$122,737
2011	$123,302
Thereafter	$24,457

c)    In November 2006, the Company entered into an agreement with a Mexican governmental agency to provide approximately $0.35 million in cash or services for reforestation of land in the area surrounding the proposed Cerro San Pedro mine that is not owned or leased by the Company. The Company expects to fulfill this commitment over the mine life.

d)    The Company's Land Use License with the State of San Luis Potosí requires that it structurally stabilize a church in the village of Cerro de San Pedro. The Company has deposited $0.24 million in a bank trust account controlled by the Company to cover the estimated cost of stabilizing the church. The $0.24 million deposit is included with other assets on the balance sheet.

e)    The Company has entered into agreements with certain residents of the village of Cerro de San Pedro to provide monthly cash payments totaling $0.39 million over the estimated mine life of 10 years for the inconvenience to them associated with mining operations. This commitment is contingent upon operation of the mine.

f)    The Company has entered into agreements with various contractors for construction services with respect to its Cerro San Pedro project. As of December 31, 2006, open commitments under these contracts total $0.83 million.

g)    In December 2006, the Company entered into an agreement with an individual to lobby on behalf of the Company in regards to ongoing litigation with respect to the Cerro San Pedro project. The agreement provides that in the event of a favorable outcome from the litigation by December 31, 2007, the Company will pay the lobbyist $0.2 million.

11. Supplementary Cash Flow Information

Cash and cash equivalents include the following as at December 31:

	2006	2005	2004

Cash on hand and bank balances	$961,293	$489,913	$639,841
Short-term investments	43,800,876	42,179,917	40,977,203

	$44,762,169	$42,669,830	$41,617,044

The Company paid income taxes during the three years ended December 31, as follows: z
	2006	2005	2004

Income taxes	$46,620	$139,970	$171,591

The Company incurred non-cash investing and financing activities during the three years ended December 31, as follows:

	2006	2005	2004
Non-cash investing activities:
Increase in accounts payable and accrued liabilities
related to mineral properties, plant and equipment	$3,591,846	$500,940	$156,718

12. Segment Information

The Company's operations are limited to a single industry segment comprising the exploration and development of precious and base metal mineral properties for economically recoverable reserves. Segment assets by geographic location are as follows:

December 31, 2006
United
	Mexico	Chile	States	Canada	Total
Mineral properties, plant
and equipment	$ 80,721,957	$ 2,844,215	$ 1,142,642	$ 118,107	$ 84,826,921

	$ 80,721,957	$ 2,844,215	$ 1,142,642	$ 118,107	$ 84,826,921

December 31, 2005
United
	Mexico	Chile	States	Canada	Total
Mineral properties, plant
and equipment	$ 53,632,993	$ 1,904,455	$ 496,388	$ --	$ 56,033,836

	$ 53,632,993	$ 1,904,455	$ 496,388	$ --	$ 56,033,836

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

  As described in Note 2, Canadian GAAP allows for the deferral of exploration expenditures. Under United States GAAP, the Company expenses, as incurred, costs relating to the exploration and development of mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, all subsequent exploration and development costs on the property are capitalized. The Company's mineral reserves have been prepared in accordance with Canadian Securities Administrators National Instrument 43-101, "Standards of Disclosure for Mineral Projects". The Company has determined that these reserves also meet the definition for proven and probable reserves under the United States Securities and Exchange Commission Industry Guide 7. The only property for which the Company has proven and probable reserves is its Cerro San Pedro project. Mineral properties, plant and equipment under United States GAAP at December 31, 2006 and 2005 include property acquisition, mine construction and other project costs relating to the Cerro San Pedro property. Capitalized expenditures for this property do not include any exploration or development costs incurred prior to determination of proven and probable reserves, and the feasibility study. The Company reviews and evaluates the estimated cash flows from this property periodically to assess whether carrying value has been impaired in accordance with Statement of Financial Accounting Standard ("FAS") No. 144, "Accounting for the Impairment of Long-Lived Assets". Although the Company has incurred delays with the construction schedule and additional costs due to various permitting and project access issues, the impact of the additional costs is expected to be more than offset by the anticipated additional revenues arising from gold and silver price appreciation. At December 31, 2006, the Company has concluded that the carrying value of this property is not impaired.

  On January 1, 2006, the Company adopted FAS No. 123R, "Share-Based Payment" for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method. Compensation cost is recognized over the period during which an employee is required to provide service in order to earn the award. FAS No. 123R requires forfeitures of unvested instruments to be estimated at the grant date to determine the total compensation to be recognized. Under Canadian GAAP, the Company accounts for forfeitures only as they occur. FAS No. 123R was adopted using the modified prospective method without restatement of prior periods. As the Company had previously applied the fair value method of accounting for stock-based compensation under Canadian GAAP since January 1, 2004, the adoption of FAS 123R did not result in any significant differences between Canadian and United States GAAP with respect to stock-based compensation expense in 2006. Prior to January 1, 2006, the Company accounted for stock-based compensation arrangements under United States GAAP using the intrinsic value method prescribed under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. This standard did not require the Company to recognize compensation expense since stock option awards to employees were granted at exercise prices equal to, or greater than, the quoted market price on the date of grant.

  In a recent continuous disclosure review, the SEC determined that for United States GAAP purposes it is generally not possible to treat as equity, warrants whose exercise price is different from the functional currency of the entity. The SEC's view is that for US GAAP purposes such warrants are derivative instruments and should be recorded as liabilities and carried at fair value, with changes in fair value recorded in earnings. This interpretation does not apply under Canadian GAAP. A recent meeting of the FASB considered the SEC's view and the FASB has recommended that Companies be allowed to implement this accounting in a future year, as an accounting change. The Company intends to adopt this accounting in the period the FASB recommends and to treat the adjustments as an accounting change.

Had the Company followed United States GAAP, certain items in the statements of operations and deficit and balance sheets would have been reported as follows:

Statements of Operations and Deficit	Year Ended December 31,
	2006	2005	2004

Net income (loss) under Canadian GAAP	$(3,130,325)	$7,958,798	$1,368,462
Exploration expenditures expensed	(1,951,516)	(1,899,978)	(570,327)
Write-down of mineral properties, plant and
equipment	379,859	2,518	81,469
Accretion of asset retirement obligation	(32,191)	(19,120)	(11,463)
Income from property payments	--	1,050,736	--
Stock-based compensation expense	--	341,110	74,834
Net income (loss) under U.S. GAAP	$(4,734,173)	$7,434,064	$942,975

Basic net income (loss) per share under U.S. GAAP	$(0.06)	$0.09	$0.01
Diluted net income (loss) per share under U.S. GAAP	$(0.06)	$0.09	$0.01

Balance Sheets	December 31,
		2006			2005
	Canadian		U.S.	Canadian		U.S.
	GAAP		GAAP	GAAP		GAAP
Mineral properties, plant and
equipment	$84,826,921		$72,665,628	$56,033,836		$45,476,389

Shareholders' equity	$125,995,500		$113,834,207	$98,193,714		$87,636,267

Statements of Cash Flows	Year Ended December 31,
	2006	2005	2004
Cash flows provided from (used for) operating
activities, Canadian GAAP	$(922,219)	$8,704,922	$962,993
Mineral properties, plant and equipment	(1,951,516)	(849,242)	(570,327)

Cash flows provided from (used for) operating	$(2,873,735)	$7,855,680	$392,666
activities, U.S. GAAP

Cash flows used for investing activities, Canadian
GAAP	$(26,418,831)	$(8,081,873)	$(20,018,753)
Mineral properties, plant and equipment	1,951,156	849,242	570,327

Cash flows used for investing activities, U.S. GAAP	$(24,467,315)	$(7,232,631)	$(19,448,426)

Recent U.S. Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FIN no. 48, "Accounting for Uncertainty in Tax Positions, an Interpretation of FASB Statement no. 109" ("FIN 48"). FIN 48 addresses the recognition and measurement of all tax positions. The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits. The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach. FIN 48 is effective for the Company on January 1, 2007. The Company is currently assessing the impact of FIN 48 on its consolidated financial statements.

In September 2006, the FASB issued FAS Statement No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 provides guidance on how to use fair values to measure assets and liabilities and applies whenever other standards require or permit assets or liabilities to be measured at fair value. Expanded disclosures about the use of fair value to measure assets and liabilities are also required. FAS 157 is effective for the Company on January 1, 2008 and is applied on a prospective basis. The Company is currently assessing the impact of FAS 157 on its consolidated financial statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

METALLICA RESOURCES INC.
(Registrant)

Date:	April 2, 2007	By:	/s/ Richard J. Hall
		Name:	Richard J. Hall
		Title:	President and Chief Executive Officer

Table of Exhibits

Description of Document
1.1	Certificate of Incorporation	*
1.2	Certificate of Continuance dated July 16, 2002	*
1.3	Articles of Continuance dated July 16, 2002	*
1.4	By-Laws dated July 16, 2002	*
4.1	Shareholder Rights Plan Agreement dated March 19, 1999	*
4.2	Noranda Exploration Agreement dated September 14, 1999	*
4.3	Noranda Exploration Agreement dated February 10, 2000	*
4.4	Share Purchase Agreement between Glamis de Mexico, S.A. de C.V., Raleigh Mining International Limited, Metallica Resources Inc. and Minera San Xavier, S.A. de C.V. dated February 12, 2003	*
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

*
4.7	Agreement between Glamis de Mexico, S.A. de C.V., et. al. and Minera San Xavier, S.A. de C.V., et. al. dated March 24, 2004 to acquire Glamis' royalty interest in the Cerro San Pedro project	*
4.8	Lease between Ejido Cerro de San Pedro and Minera San Xavier, S.A. de C.V.	*
4.9	Mining Option to Purchase Contract between Sociedad Contractual Minera Los Potrillos and Metallica Resources Inc. dated September 2, 2004	*
4.10	Sale and Purchase and Assignment of rights in Net Smelter Return Royalty and Contractual position between Noranda Chile Limitada and Metallica (Barbados) Inc. dated December 15, 2004	*
4.11	Employment Agreement between Richard J. Hall and Metallica Resources Inc. and Metallica Management Inc. dated March 1, 2005	*
4.12	Employment Agreement between Bradley J. Blacketor and Metallica Resources Inc. and Metallica Management Inc. dated March 1, 2005	*
4.13	Consulting Agreement between Fred H. Lightner and Metallica Resources Inc. dated December 1, 2004	*

4.14	Services Agreement between Oliver Lennox-King and Metallica Resources Inc. dated June 11, 2004	*
4.15	Professional Services Contract between Firex and Minera San Xavier, S.A. de C.V. dated October 25, 2004	*
4.16	Amendment Agreement to the Professional Services Contract between Firex and Minera San Xavier, S.A. de C.V. dated April 15, 2005	*
4.17	Standby Agreement between Washington Group Latin America, Inc. and Minera San Xavier, S.A. de C.V. dated March 29, 2005	*
4.18	First Amendment to Mining Contract between Washington Group Latin America, Inc. and Minera San Xavier, S.A. de C.V. dated April 5, 2005	*
4.19	Consulting Agreement between Robert Martinez and Metallica Management Inc. dated May 1, 2005	*
4.20	Option Agreement between Full Metal Minerals Ltd. and Metallica Management Inc. dated September 2, 2005	*
4.21	Limited Notice to Proceed between Washington Group Latin America, Inc. and Minera San Xavier, S.A. de C.V. dated November 15, 2005	*
4.22	Consulting Agreement between Robert Martinez and Metallica Management Inc. dated February 1, 2006	*
4.23	Letter Agreement re: Standby Term between Washington Group Latin America and Minera San Xavier, S.A. de C.V. dated May 12, 2004	*
4.24	Professional Services Contract between Minera San Xavier, S.A. de C.V. and Caframi dated May 14, 2005	*
4.25	Employment Agreement between Troy J. Fierro and Metallica Resources Inc. and Metallica Management Inc. dated April 1, 2006
8	Subsidiaries of the Company
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed.
88