Form 20-F
period 2007-12-31
METALLICA RESOURCES INC
filed 2008-03-31
CIK 927993

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

For the transition period from __________ to __________

Commission file number 1-31875

METALLICA RESOURCES INC.

(Exact name of Registrant as specified in its charter)

METALLICA RESOURCES INC.

(Translation of Registrant’s name into English)

Federally Incorporated in Canada

(Jurisdiction of incorporation or organization)

36 Toronto Street, Suite 1000, Toronto, Ontario, Canada M5C 2C5

Telephone: 1-888-933-0313

(Address of principal executive offices)

Bradley J.  Blacketor, Telephone: 303-796-0229, Fax 303-796-0265,

Metallica Management Inc., 12200 East Briarwood Ave., Suite 165, Centennial, Colorado  80112
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class	Name of each exchange on which registered

COMMON SHARES WITHOUT PAR VALUE	AMERICAN STOCK EXCHANGE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

NONE

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

NONE

(Title of Class)

The number of outstanding shares of the issuer’s common shares, no par value, as of December 31, 2007 was 92,773,665.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☒	Non-Accelerated Filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐             U.S. GAAP

☐             International Financial Reporting Standards as issued by the International Accounting Standards Board

☒             Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☒	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

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

leach - the dissolution of soluble constituents from a rock or ore body by the natural or artificial action of percolating solutions.

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

National Instrument 43-101 (“NI 43-101”) – National Instrument 43-101 – Standards of Disclosure for Mineral Projects, adopted by the Canadian Securities Administrators.

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

PART I

Forward-looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934 and applicable Canadian securities legislation, and are intended to be subject to the safe harbor protection of those provisions.  All statements, other than statements of historical facts, included in this document and in press releases and public statements by our officers or representatives, that address activities, events or developments that management of the Company expects or anticipates will or may occur in the future, are forward-looking statements, including, but are not limited to, those relating to the Company’s transition from an exploration company to a gold and silver producer, projections of production and scheduling, cash and total costs, anticipated cash flow to be generated by mining operations and through exercise of warrants, start-up of any new project, results of exploration efforts, status of required permits from governmental and regulatory authorities, status of lawsuits filed against governmental agencies including lawsuits filed by project opponents with respect to the Company’s Cerro San Pedro mine, and any other information about the future business and prospects of the Company.  In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “estimate”, “anticipate”, “project” and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described above as well as those set forth under the heading “Item 3.  Key Information — D) Risk Factors”.  These may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company’s recent transition from an exploration company to a gold and silver producer including, among others:

  Risks that declines in market prices of gold or silver could adversely affect our financial performance;

  Risks of adverse changes in foreign currency exchange rates;

  Risks relating to volume and grade of ore reserve recoveries;

  Risks that production rates may not be as anticipated;

  Operational risks over which we have no control such as unanticipated ground and water conditions; geological problems; metallurgical and other processing problems; accidents; interruption of energy supply; labor disputes; or inability to hire and retain a sufficient number of skilled employees;

  Risks of shortages of equipment and supplies;

  Risks of increased production costs;

  Risks relating to development projects such as our El Morro project including unanticipated costs;

  Risks relating to requirements for compliance with environmental and regulatory requirements and related costs;

  Risks relating to conducting operations in foreign countries;

  Risks relating to legal proceedings including those involving our Cerro San Pedro mine; and

  Possible inability to obtain additional funding for exploration and development projects.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as may be required under applicable securities laws.

Use of Mineral Reserve and Resource Terminology

The Company is federally incorporated in Canada. The mineral reserves and resources described in this Form 20-F are estimates and have been prepared in compliance with National Instrument 43-101 of the Canadian Securities Administrators. The definitions of proven and probable reserves used in National Instrument 43-101 differ from the definitions in Securities and Exchange Commission (“SEC”) Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by National Instrument 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this Form 20-F containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Mineral Resources

This document uses the terms “measured mineral resources” and “indicated mineral resources”. The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

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

	Year Ended December 31, (in thousands, except per share data)
	2007	2006	2005	2004	2003
Consolidated Balance Sheet Data:
Working capital	$30,366	$42,097	$42,316	$41,519	$59,739
Mineral properties, plant and equipment	102,034	84,827	56,034	47,771	26,809
Total assets	141,022	132,953	99,920	90,293	93,354
Net assets	120,538	125,996	98,194	89,351	86,566
Restricted stock units	1,015	557	59	—	—
Asset retirement obligation	1,481	611	343	204	—
Future income tax liabilities	9,470	—	—	—	—
Share capital	135,832	133,572	108,158	107,662	106,786
Warrants	10,360	10,364	5,889	7,374	7,470
Stock options	3,405	2,474	1,431	1,043	7
Deficit	(30,520)	(21,899)	(18,769)	(26,728)	(27,696)
Consolidated Statements of Operations and Deficit Data:
Revenues	22,863	—	—	—	—
Operating loss	(152)	—	—	—	—
Interest income	1,202	1,216	1,037	925	158
Income from property payments	—	—	8,349	300	150
General and administrative expenses	5,365	3,641	2,030	1,552	1,259
Exploration and business development expense	775	545	232	193	212
Write-down of mineral properties, plant and equipment	—	380	3	81	704
Interest expense	—	—	—	40	447
Foreign exchange (gain) loss	(2,729)	(695)	(1,045)	(2,169)	(610)
Income tax provision	5,384	58	148	137	(6)
Net income (loss) for the year	(8,621)	(3,130)	7,959	1,368	(1,716)
Basic net income (loss) per share	(0.09)	(0.04)	0.10	0.02	(0.04)
Diluted net income (loss) per share	(0.09)	(0.04)	0.10	0.01	(0.04)
Dividends per share	—	—	—	—	—
Weighted average number of shares outstanding	92,405	84,110	82,953	82,405	42,865

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which differ in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. For information about significant differences between Canadian and United States GAAP as applicable to the Company’s financial statements, see Note 16 to the consolidated financial statements.  Had the Company followed United States GAAP, certain items in the statements of operations and deficit and balance sheets would have been reported as follows:

	Year Ended December 31,
	(in thousands, except per share data)
	2007	2006	2005	2004	2003
Consolidated Balance Sheet Data:
Mineral properties, plant and equipment	$87,659	$72,666	$45,476	$38,185	$18,263
Inventory	11,614	133	—	—	—
Future income tax liabilities	7,123	—	—	—	—
Shareholders’ equity	108,456	113,834	87,636	79,764	78,020
Consolidated Statements of Operations and Deficit Data:
Depreciation and amortization	1,200	—	—	—	—
Income from property payments	—	—	9,400	300	150
Write-down of mineral properties, plant and equipment	—	—	—	—	—
Exploration and business development expense	3,137	2,496	2,132	763	419
Accretion of asset retirement obligation	61	32	19	12	—
Income tax provision	3,037	58	148	137	(6)
Net income (loss) for the year	(8,543)	(4,734)	7,434	943	(1,219)
Basic net income (loss) per share	(0.09)	(0.06)	0.09	0.01	($0.03)
Diluted net income (loss) per share	(0.09)	(0.06)	0.09	0.01	($0.03)

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

	February 2008	January 2008	December 2007	November 2007	October 2007	September 2007
High Rate	1.0291	1.0096	1.0221	1.0908	1.0531	1.0041
Low Rate	0.9815	0.9714	0.9789	0.9993	0.9998	0.9482

	2007	2006	2005	2004	2003
Average Rate During Period	0.9376	0.8821	0.8282	0.7702	0.7452

On March 13, 2008 the noon exchange rate in New York City for cable transfers in United States dollars as certified for customs purposes by the Federal Reserve Bank of New York was US$1.016 = Cdn$1.00.

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

D) Risk Factors

Declines in the market prices of gold and to a lesser extent, silver, could adversely affect our earnings and cash flows.

Such declines could also cause significant volatility in the Company’s financial performance and adversely affect the trading price of our equity securities.

The Company’s earnings and cash flows will be affected significantly by the market price of gold and, to a lesser extent, silver.  World gold prices have historically fluctuated widely. During the three years ended December 31, 2007, the daily closing prices on the London spot market ranged from $411 to $842 per ounce for gold. World gold prices are affected by numerous factors beyond our control, including:

•

the strength of the U.S. economy and the economies of other industrialized and developing nations;

•

global or regional political or economic crises;

•

the relative strength of the U.S. dollar and other currencies;

•

expectations with respect to the rate of inflation;

•

interest rates;

•

purchases and sales of gold by central banks and other holders;

•

demand for jewelry containing gold; and

•

investment activity, including speculation, in gold as a commodity.

Movements in foreign currency exchange rates could negatively affect our operating results.

All of the Company’s revenues and a significant portion of our costs are denominated in U.S. dollars; however, some of our costs, and certain of our asset and liability accounts, are denominated in Mexican pesos and Chilean pesos.  As a result, the Company will be generally less profitable when the U.S. dollar weakens in relation to the Mexican peso and the Chilean peso.

From time to time, the Company may implement currency hedges intended to reduce our exposure to changes in foreign currency exchange rates. However, our hedging strategies may not be successful, and any of our unhedged foreign exchange will continue to be subject to market fluctuations.  The Company does not currently have any currency hedges in place.

The volume and grade of ore reserves that we recover and our rate of production may be more or less than anticipated. In addition, our exploration activities may not result in additional discoveries.

Ore reserve amounts are determined in accordance with established mining industry practices and standards, and are estimates of the mineral deposits that can be recovered economically and legally based on currently available data. Ore bodies may not conform to standard geological expectations, and estimates may change as new data becomes available. Because ore bodies do not contain uniform grades and types of minerals, metal recovery rates will vary from time to time.

The quantity of gold and silver contained in ore on leach pad is based on surveyed volumes of mined material and daily production records. The volume and grade of ore reserves recovered, rates of production and recovered gold and silver from ore on leach pad may be less than anticipated. Additionally, because the determination of reserves is based partially on historical selling prices, a prospective decrease in such prices may result in a reduction in economically recoverable, and therefore reported, ore reserves. These factors may result in variations in the volumes of mineral reserves that we report and the volume of minerals that can be sold from period to period.

The ability to replenish our ore reserves is important to our long-term viability. Our exploration programs may not result in the discovery of sufficient additional mineral deposits that can be mined profitably.

Our business is subject to operational risks that are generally outside of our control and could adversely affect our business.

Mines by their nature are subject to many operational risks and factors that are generally outside of our control and could adversely affect our business, operating results and cash flows. These operational risks and factors include the following:

•

unanticipated ground and water conditions;

•

adverse claims to water rights and shortages of water to which we have rights;

•

geological problems, including earthquakes and other natural disasters;

•

metallurgical and other processing problems;

•

the occurrence of unusual weather or operating conditions and other force majeure events;

•

lower than expected ore grades or recovery rates;

•

accidents;

•

delays in the receipt of or failure to receive necessary government permits;

•

the results of litigation, including appeals of agency decisions;

•

uncertainty of exploration and development;

•

delays in transportation;

•

interruption of energy supply;

•

labor disputes;

•

inability to hire and retain a sufficient number of skilled employees;

•

inability to obtain satisfactory insurance coverage;

•

unavailability of experienced labor, equipment and materials; and

•

the failure of equipment or processes to operate in accordance with specifications or expectations.

Worldwide expansion of mining activity has increased costs and created shortages of equipment, supplies and experienced personnel. Increased production costs could reduce our profitability and cash flow.

In the last few years, there has been a significant increase in mining activity worldwide to meet the demand of an expanding world economy and in response to significant increases in prices of natural resources. The opening of new mines and expansion of existing mines has led to increased demand for, and increased costs and shortages of, equipment, supplies and experienced personnel. These cost increases have significantly increased overall operating and capital budgets of companies like ours, and continuing shortages could affect the timing and feasibility of expansion projects.

Energy represents a significant portion of our production costs. Our principal energy sources are electricity and purchased petroleum products.  An inability to procure sufficient energy at reasonable prices could adversely affect our profits, cash flow and growth opportunities. Our production costs are also affected by the prices of commodities we consume or use in our operations, such as lime, reagents and explosives.  The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control and such prices are at times subject to volatile movements. Increases in the cost of these commodities could make our operations less profitable.  Increases in the costs of commodities that we consume or use may also significantly affect the capital costs of new projects.

Development projects, such as our El Morro project, are inherently risky and may require more capital than anticipated, which could adversely affect our business.

There are many risks and uncertainties inherent in all development projects.  The economic feasibility of development projects is based on many factors, including the accuracy of estimated reserves, metallurgical recoveries, capital and operating costs and future prices of the relevant minerals. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Thus it is possible that actual costs and economic returns may differ materially from our estimates.

New development projects have no operating history upon which to base estimates of future cash flow. These development projects also require the successful completion of feasibility studies, acquisition of governmental permits, acquisition of land, power and water and ensuring that appropriate community infrastructure is developed by third parties to support such projects.  It is possible that we could fail to obtain the government approvals necessary for the operation of a project, in which case, the project may not proceed, either on its original timing or at all. It is not unusual for new mining operations to experience unexpected problems during the start-up phase, resulting in delays in producing revenue and increases in invested capital.

Our operations are subject to complex and evolving environmental laws and regulations, and compliance with environmental and regulatory requirements involves significant costs.

The Company’s  ongoing mining operations and exploration activities, both in the U.S. and elsewhere, are subject to extensive laws and regulations governing exploration, development, production, occupational health, mine safety, toxic substances, waste disposal, protection and remediation of the environment, protection of endangered and protected species, and other related matters. Compliance with these laws and regulations imposes substantial costs and we expect these costs to continue to increase in the future because of increased demand for remediation services and shortages of equipment, supplies, labor and other factors. In addition, environmental laws and regulations may change in ways that could adversely affect our operations or expansion opportunities.

Mine closure regulations impose substantial costs on our operations.

Our Cerro San Pedro mine is subject to various Mexican federal reclamation laws. At December 31, 2007, we had accrued reclamation costs of approximately $1.7 million for our Cerro San Pedro mine. This amount may change based on the completion of additional permitting procedures or changes to reclamation laws, which could result in changes to the closure and reclamation plans and lead to increases in the cost estimates.  In general, mine closure and mined-land reclamation laws are becoming more stringent and costly in the countries in which we operate.

Our operations outside of the United States are subject to political, social and geographic risks of doing business in foreign countries.

We are a mining, and minerals exploration and development company with substantial assets located Mexico and Chile. Accordingly, our business may be adversely affected by political, economic and social uncertainties in these countries, in addition to the usual risks associated with conducting business in foreign countries. Such risks include (1) forced modification of existing contracts, (2) expropriation, (3) changes in a country’s laws and policies, including those relating to labor, taxation, royalties, divestment, imports, exports, trade regulations, currency and environmental matters, (4) political instability and civil strife, (5) exchange controls, and (6) the risk of having to submit to the jurisdiction of a foreign court or arbitration panel or having to enforce the judgment of a foreign court or arbitration panel against a sovereign nation within its own territory. Our insurance does not cover losses caused by these risks.

We depend on our senior management team and other key employees, and the loss of any of these employees could adversely affect our business.

Our success depends in part on our ability to retain senior management and other key employees. Competition for qualified personnel can be very intense. In addition, senior management and key employees may depart because of a desire not to remain with us. Accordingly, no assurance can be given that we will be able to retain senior management and key employees to the same extent that we have been able to do so in the past.

The payment of dividends in unlikely.

The Corporation has not paid any dividends since its inception, and while under certain circumstances it would be considered, it is not anticipated that dividends will be declared in the foreseeable future.

Our Cerro San Pedro project is subject to legal proceedings.

Risks relating to legal proceedings include various lawsuits that have been filed against governmental agencies seeking to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro mine.  In the event of an adverse ruling from any of these lawsuits, the Company could be forced to suspend or cease project construction or operating activities. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on the Company’s financial position or results of operations. Furthermore, the cost of defending such claims may require substantial management time. Refer to “Item 8. Financial Information, A) Consolidated Financial Statements and Other Financial Information – Legal Proceedings” and “Item 4. Information on the Company, D) Property, Plant and Equipment – The Cerro San Pedro Project, Mexico – Environmental – Environmental and Other Permit Status and D) Property, Plant and Equipment – The Cerro San Pedro Mine, Mexico  – Surface and Water Rights Acquisition” for details of current legal actions pending.

Possible Inability to Obtain Additional Funding for Exploration and Development Projects. Exploration for minerals is a speculative business that involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. There is no assurance that the expenditures made by the Company on its mineral properties will result in discoveries of commercial quantities of ore or that such properties will become future mines. If the Company's exploration efforts are not successful at individual properties, the expenditures at those properties will be written off. If the Company's programs are successful, additional funds may be required for the development of an economic orebody and to place it into commercial production. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain such financing would result in the delay or indefinite postponement of exploration and future development work on the Company's properties, as well as the possible loss of the properties.

Potential Adverse Tax Consequences to U.S. Shareholders Resulting from Company’s PFIC Status.  For its fiscal year ended December 31, 2007, the Company believes that it is a passive foreign investment company (“PFIC”) for U.S. holders of the Company’s Common Shares.  A U.S. shareholder holding stock in a foreign corporation during any year in which such a corporation qualifies as a PFIC is subject to U.S. federal income tax under one of two alternative tax regimes at the election of each such U.S. shareholder.  A U.S. shareholder who elects in a timely manner to treat the Company as a Qualified Electing fund (“QEF”) will be subject to current federal income tax for any taxable year in which the shareholder holds stock in the Company and in which the Company qualified as a PFIC on (i) their pro-rata share of the Company’s net capital gains and (ii) ordinary earnings regardless of whether such amounts are actually distributed.  The amounts described above are included in the U.S. shareholder’s tax year during which the Company’s taxable year ends.

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

We cannot guarantee that we have title to our properties.

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

We have a limited operating history.

The Company has limited history as a mine operator.  Investors must rely upon the ability, expertise, judgment, discretion and integrity of management of the Company.

We have potential conflicts of interest.

Certain directors and officers of the Company are associated with other companies which may acquire interests in mineral properties. Craig J. Nelsen, Chairman of the Board of Directors, is the Chairman and Chief Executive Officer of Avanti Mining Inc., a minerals exploration company. J. Alan Spence, a director of the Company, is President of Spence Resource Management Inc., a mineral resource consulting firm. Ian A. Shaw, a director of the Company, is an independent financial consultant to the mining industry and is an executive officer or director of various companies in the mining industry. Thomas F. Pugsley, a director of the Company, is an independent consultant to the mining industry and is a director of various companies in the mining industry. A.J. Ali, a director of the Company, is Chief Financial Officer of Avanti Mining Inc. and is a director of various other companies in the mining industry.  Such associations may in the future give rise to conflicts of interest from time to time. The Company has adopted a Code of Ethics that addresses potential conflicts of interest.

There is substantial competition for mineral properties.

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

ITEM 4 Information on the Company

A) History and Development of the Company

Metallica Resources Inc. (“Metallica” or the “Company”) is a gold and silver producer in Mexico, and is also pursuing exploration and development of various precious and base metal properties throughout the Americas.

The Company was incorporated in Canada under the provincial Business Corporations Act (Ontario) on June 23, 1977 under the name Temple Explorations Inc. On July 10, 1987, the Company reorganized and changed its name to Burgess Point Resources Inc. On January 14, 1994, the Company reorganized and changed its name to Metallica Resources Inc. Both Temple Explorations Inc. and Burgess Point Resources Inc. were in the business of oil and gas exploration. Following the change of the Company’s name to Metallica Resources Inc., the Company disposed of its oil and gas interests and has since been engaged in mineral exploration and development activities. On July 16, 2002, the Company was continued from the provincial Business Corporations Act (Ontario) to the federal Canada Business Corporations Act.  The Company became a gold and silver producer in May 2007 with the start-up of mining operations at its Cerro San Pedro mine in Mexico.  The Cerro San Pedro mine is owned by the Company’s wholly owned Mexican subsidiary, Minera San Xavier, S.A. de C.V. (“MSX”).

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

Principal Capital Expenditures/Divestitures Over Last Three Fiscal Years

In the past three fiscal years, the Company had five principal exploration/development projects that required capital expenditures totaling $58.5 million (Cerro San Pedro mine development project, Mexico - $52.1 million; Rio Figueroa exploration project, Chile - $3.7 million; El Morro exploration project, Chile - $0.3 million; Alaska Peninsula exploration project, USA - $1.9 million; Liberty Bell exploration project, USA - $0.4 million and other exploration projects in Chile - $0.1 million). The majority of capital expenditures made over the past three fiscal years on the Company’s El Morro project have been incurred by the Company’s joint venture partner, Xstrata Plc, pursuant to project earn-in requirements.

The Company incurred approximately $42.5 million on direct project construction and other construction related costs at its Cerro San Pedro mine for the three years ended December 31, 2007.  Other Cerro San Pedro non-direct mine development and other deferred costs totaled $9.6 million for the three years ended December 31, 2007.  Mine development activities were limited in 2006 due to suspension of the explosives permit for most of the year.  The explosives permit suspension also created construction delays and increased non-direct construction related spending.

Current and Planned Capital Expenditures/Divestitures

The Company anticipates that it will expend approximately $6.8 million on leach pad construction in 2008 at the Cerro San Pedro mine.  For further information about the Cerro San Pedro project, please see “D) Property, Plant and Equipment – The Cerro San Pedro Mine, Mexico”.

In regards to the El Morro project, Xstrata is currently revising the feasibility study that was delivered to the Company in January 2008, in order for it to comply with third party lending standards.  Upon receipt of the feasibility study amendments, the Company will be obligated to pay its 30% share of all ongoing project development costs.  The Company has an agreement with Xstrata whereby Xstrata will finance, at the Company’s election, 70% of the Company’s 30% share of project development costs at Xstrata’s cost of financing plus 100 basis points.  Xstrata will be repaid through 80% of the Company’s share of future project cash flow.  Xstrata has not yet submitted a proposed 2008 budget for the project.  For further information about the El Morrro project, please see “D) Property, Plant and Equipment – The El Morro Project, Chile.”

The Company is pursuing joint venture options for its Rio Figueroa copper-gold project in Chile.    An option payment to the owners of the property of $0.8 million is due in September 2008.  For further information about the Rio Figueroa project, please see “D) Property, Plant and Equipment – The Rio Figueroa Project, Chile.”

The Company expects to spend approximately $2.0 million on its other exploration projects in 2008.  This estimate could materially change depending on the progress of the work programs on these projects and market conditions.

At December 31, 2007, the Company had $17.1 million of cash and cash equivalents, and working capital of $30.4 million.  The Company believes that its existing cash balances, along with the expected cash flow to be generated from the Cerro San Pedro mine will allow it to satisfy its ongoing general and administrative, exploration and project development expenditures, subject to a possible decision by Xstrata to proceed with construction at the El Morro project as discussed below.

In the event that Xstrata elects to proceed with construction at the El Morro project, the Company may need additional financing in order to maintain its 30% interest in the project.  Management believes that the Company has the ability to obtain sufficient financing, if required, in the event of a decision by Xstrata to proceed with construction.  In addition to cash flow generated by the Cerro San Pedro mine, the Company currently also expects to receive $60 million from the exercise of 19.2 million warrants exercisable at Cdn$3.10 (closing TSX share price on March 13, 2008, Cdn$5.50) which expire on December 11, 2008.  Furthermore, the Company has no debt on its balance sheet.

Public Takeover Offers

During the current and previous fiscal year, the Company has not received any public takeover offers from third parties nor has the Company made any such takeover offers.

B) Business Overview

The Company became a gold and silver producer in 2007 with the start-up of mining operations at its Cerro San Pedro mine in Mexico.  The Cerro San Pedro mine is the Company’s sole source of revenue.  The Company is also pursuing exploration and development of various precious and base metal properties throughout the Americas, principally Mexico, Chile and the United States. Through its subsidiaries, the Company has held interests in mineral exploration projects in these countries during the past three years. The Company’s mineral development and exploration activities are currently focused on the El Morro copper-gold project in Chile, the Rio Figueroa copper-gold project in Chile, the Alaska Peninsula gold and copper-gold project in the United States, the Liberty Bell gold project in the United States and other preliminary stage copper-gold projects in Chile. See “D) Property, Plant and Equipment” for further information about these projects.

Electricity and diesel fuel represent a significant portion of our production costs.  An inability to procure sufficient energy at reasonable prices could adversely affect our profits, cash flow and growth opportunities. Our production costs are also affected by the prices of commodities we consume or use in our operations, such as lime, reagents and explosives.  The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside our control and such prices are at times subject to volatile movements.

A discussion of government regulation of mineral concessions in Mexico, which relates to the Company’s Cerro San Pedro mine, is presented below:

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

Information concerning environmental regulation in Mexico is included in “D) Property, Plant and Equipment – The Cerro San Pedro Project, Mexico – Environmental”.

The Company’s El Morro copper-gold project and Rio Figueroa copper-gold project are located in Chile. Information about governmental regulation, including environmental regulation, in Chile is included in “D) Property, Plant and Equipment – The El Morro Project, Chile – Mineral Property Summary” and “ – Environmental Permitting.”

C) Organizational Structure

The following chart illustrates the inter-corporate relationships among the Company and its subsidiaries.

			Metallica Resources Inc. (Canada)

100%	100%	100%			100%	100%
MMM Exploraciones S.A. de C.V. (Mexico)	Metallica (Barbados) Inc. (Barbados)	Metallica Management Inc. (USA)			Raleigh Mining International Ltd. (Canada)	Great Frontier Resources Inc. (Canada)

100%	100%	100%	80.4%	19.6%	100%	100%
De Re Holdings Inc. (VGB)	Desarrollos Metallica C.A. (Venezuela)	Datawave Sciences Inc. (VGB)	Minera San Xavier, S.A. de C.V. (Mexico)		Servicios del Plata y Oro, S.A. de C.V. (Mexico)	Metallica Resources Alaska Inc. (USA)

		100%	100%
		Minera Metallica Resources Chile Ltda (Chile)	Sociedad Contractual Minera El Morro (Chile)

VGB = British Virgin Islands

D) Property, Plant and Equipment

Mineral Reserves and Resources

The Company is federally incorporated in Canada. The mineral reserves and resources described in this Form 20-F are estimates and have been prepared in compliance with National Instrument 43-101 of the Canadian Securities Administrators. The definitions of proven and probable reserves used in National Instrument 43-101 differ from the definitions in SEC Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource“ and “inferred mineral resource” are defined in and required to be disclosed by National Instrument 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this Form 20-F containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The Cerro San Pedro Project, Mexico

Project Location

The Company’s Cerro San Pedro gold and silver mine is located approximately 20 kilometers (12 miles) east-northeast of the city of San Luis Potosi. The city of San Luis Potosi is located within the State of San Luis Potosi, Mexico. The Cerro San Pedro mine is owned by the Company’s wholly owned subsidiary, Minera San Xavier, S.A. de C.V. (“MSX”). See Figure 1 for the project location map.

Project History

Construction of the Company’s 100%-owned Cerro San Pedro gold and silver, heap-leach, open-pit mine began in 2004, and was expected to take approximately nine months to complete.  The Company encountered delays with the construction schedule in 2004, 2005 and 2006 resulting from various legal challenges involving surface rights access, the explosives permit and other permits and licenses.  Most of these challenges were resolved by 2006, which enabled the Company to complete construction of the mine and commence commercial production on May 1, 2007.  Gold and silver production from commencement of commercial production through March 13, 2008 totaled 39,098 ounces of gold and 567,891 ounces of silver.

The mineral reserve estimate for the Cerro San Pedro mine was most recently updated in March 2007 using a gold price of $475 per ounce and a silver price of $8.00 per ounce.  As of March 2007, the mineral reserve estimate contained 86 million tonnes of ore grading 0.55 grams per tonne gold and 22.5 grams per tonne silver.  The stripping ratio is estimated to be 1.26:1.  Contained metal as of March 2007 was estimated at 1.5 million ounces of gold and 62.1 million ounces of silver.  The ultimate pit limits in the current mineral resource estimate were expanded primarily to the north and northwest when compared to the earlier mineral reserve estimates.  The March 2007 mineral reserve estimate is discussed in further detail below.  A technical report prepared in accordance with National Instrument 43-101 has been filed for the March 2007 mineral reserve estimate.  The mineral reserve estimate was prepared by William L. Rose of WLR Consulting. Mr. Rose is a qualified person, as that term is defined in National Instrument 43-101, and is independent of the Company within the meaning of that Instrument.  Remaining mineral reserves are estimated to be 1.4 million ounces of gold and 56.1 million ounces of silver, after deduction for production through December 31, 2007.

In June 2007 the Company terminated its mining contract with Washington Group Latin America Inc. (“WGLA”), for cause, at the Cerro San Pedro mine.  WGLA maintains that the contract was terminated for convenience and that they were not paid for all amounts owed under the agreement, including early contract termination fees, and has filed an arbitration claim against the Company for $16.8 million plus value added taxes.  The Company has filed a counterclaim against WGLA for $2.5 million.  The arbitration proceedings are scheduled to take place in Denver, Colorado in November of 2008; however, the outcome of the arbitration proceedings cannot be determined at the present time.

Mineral Property Summary

The mineral rights at the Cerro San Pedro project consist of 49 mineral concessions, covering an area of 3,222 hectares. The details of the mineral concessions and related groupings comprising the Cerro San Pedro project are summarized in Table A.

TABLE A. CERRO SAN PEDRO MINERAL CONCESSIONS PROPERTY SUMMARY.

Group	Concession Name	Concession Type	Title Number	Hectares
La Princesa: 100% Minera San Xavier
1	La Princesa	Unique	180298	5.5916
2	La Princesa Poniente	Unique	180366	0.0076
3	Begoña	Unique	181179	10.0000
4	Santa Ana	Unique	180598	8.0000
5	Santa Ana Sur	Unique	180597	1.5076
6	Los Blancos	Unique	181180	9.0394
7	Gogorron	Unique	180300	9.6250
8	San Nicolás	Unique	180608	6.9788
9	San Nicolás Sur	Unique	180610	1.4896
10	San Nicolás Suroeste	Unique	180609	0.1923
11	Los Riscos	Unique	182282	4.3474
12	La Concepción	Unique	182281	4.0000
13	Cristina 2	Unique	180938	0.5537
14	Cristina	Unique	186321	93.6228

15	Gama	Unique	179256	41.6391
16	La Canoa	Unique	186370	3.4799
17	La Canoa 2	Unique	180948	0.6649
18	La Canoa 3	Unique	184906	0.0051
19	Omega	Unique	193390	2.0576
20	Omega 2	Unique	180958	0.1687
21	San Salvador	Unique	186268	12.9399
22	Triblin	Unique	187088	18.2808
23	La Victoria	Unique	185387	10.3797
24	El Barreno	Unique	179603	11.2359
25	La Lotería	Unique	184377	3.8809
26	San Fausto	Unique	179722	1.5000
27	Maria del Pilar	Unique	179259	0.0049
28	El Campeón	Unique	179257	0.2072
29	Toro de Oro	Unique	206548	99.5187
30	Gumercinda	Unique	205211	20.0000
31	Gabriel	Unique	211849	18.0000
32	Pedro	Unique	217859	1,969.5069
33	Pedro 2	Unique	219079	421.8333
34	Gitano	Unique	219000	64.0000
35	Porvenir IV Fracc.A	Unique	220628	55.0957
36	Porvenir IV Fracc.B	Unique	216926	1.3237
37	Mark	Unique	223617	0.0529
38	Davide	Unique	223618	0.0788
39	Laura Maria	Unique	223788	1.0976
40	Tania	Unique	223789	0.6860
41	Maria Sofia	Unique	223790	0.0247
42	Porvenir V	Unique	218428	11.7876
La Princesa: Optionor Antonio Álvarez Ruiz
43	El Porvenir	Unique	214835	4.4241
44	Porvenir I	Unique	183925	12.0000
45	Porvenir II	Unique	186269	2.9981
46	El Porvenir III	Unique	212189	11.9902
			Subtotal	2955.8187
Not Grouped: 100% Minera San Xavier
47	Aracely	Unique	210668	9.3396
48	Zalamera	Unique	226517	9.0000
49	Alejandra	Unique	228632	248.004
			Subtotal	266.3436
			Total	3222.1623

All of the mineral concessions have been acquired primarily through purchase agreements and to a lesser extent through staking. The unique mineral concessions begin to expire in December 2036 through February 2055, subject to the timely filing of periodic reports and payment of taxes to Direccion General de Minas (“Federal Mining Bureau”). These concessions may be extended for an additional 50-year period. The Company does not anticipate that extensions to the mineral concessions will be required. All of the mineral concessions are held by the Company without any encumbrances except for the following:

•

The mineral concessions optioned from Antonio Alvarez Ruiz (#31 and #32) are subject to a note agreement with an outstanding balance of $675,000 as of March 13, 2008.  The note does not bear interest and is payable in annual installments of $75,000 from March 2008 through March 2016.

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

Environmental and Other Permit Status

The Company was issued an Environmental Authorization with respect to its MIA for the Cerro San Pedro project by the Mexican federal agency, Secretaria de Medio Ambiente y Recursos Naturales [Secretary of Environment and Natural Resources] (“SEMARNAT”) in February 1999. The Environmental Authorization lists various conditions which the Company is required to observe with respect to its operations at the Cerro San Pedro project. Most of these items are normal business activities associated with operating a mine. The Environmental Authorization is the primary federal permit required for the approval of the proposed mine.

In August 2004, the Company received notification that a Mexican Federal Court rendered a judgment in favor of a group opposing the Cerro San Pedro project who was seeking nullification of the Company’s Environmental Authorization. The legal action brought by the contesting group claimed that the Environmental Authorization issued by SEMARNAT violated various environmental laws and standards, and a local land use plan.  The judgment was appealed by SEMARNAT. A Federal Court subsequently ruled on the appeal and directed an Administrative and Fiscal Court to nullify the Environmental Authorization.  SEMARNAT and the Company appealed the nullification ruling.  In December 2005, a Federal Court ruled in favor of the Company and instructed the Administrative and Fiscal Court to revoke its nullification ruling.  In addition, the Federal Court instructed the Administrative and Fiscal Court to direct SEMARNAT to issue a new Environmental Authorization to the Company and nullify the 1999 Environmental Authorization.  In April 2006, SEMARNAT issued the Company a new Environmental Authorization that complied with the requirements of the Federal Court order.  A group opposing the project filed a lawsuit against SEMARNAT alleging that SEMARNAT did not comply with the Federal Court order when it issued the new Environmental Authorization.  In September 2007, a court of appeals upheld the earlier Federal Court ruling that the Environmental Authorization granted by SEMARNAT to the Company in April 2006 was valid.

The Environmental Authorization granted in April 2006 is valid for a twelve-year period through April 2018.  The Company may be required to apply for an extension within 60 days of the April 2018 Environmental Authorization expiration date in order to extend the Environmental Authorization term to adequately cover the proposed mining and reclamation period.  The Environmental Authorization lists over 90 conditions that the Company is required to satisfy, most of which relate to the reclamation phase of the project and includes the establishment of reclamation funding requirements for the project.  The reclamation funding requirements are discussed below under permitting compliance.

The Company’s mining operations require the use of explosives.  Mexican law requires all companies that use explosives to obtain a federal explosives permit on an annual basis.  In addition to the annual federal explosives permit, the Company is also required to obtain a state explosives permit on a quarterly basis.   In the event that federal or state authorities determine that the Company is not in compliance with these permits, or if the federal or state renewals are not renewed in a timely manner, the Company’s operations could be negatively affected.

The Company is required to renew its municipal construction and operating licenses on an annual basis. The Company does not anticipate any problems with renewing its municipal construction and operating licenses when they expire in August 2008.

The Company has been granted a local Land Use License.  This license has numerous conditions and recommendations for which the Company has agreed to fulfill.  The most significant of these include 1) stabilization of the Cerro San Pedro Apostle Church, 2) formation of a technical committee to oversee an environmental audit of the project with respect to the conditions and recommendations in the Land Use License and 3) preferential hiring treatment for residents from the local and surrounding communities.  The technical committee audit is in addition to the Procurador Federal de Proteccion Ambiental [Federal Attorney for Environmental Protection] (“PROFEPA”) (the Mexican environmental enforcement agency) audit discussed below under Environmental Permitting Compliance.

The Company’s local Land Use License requires that it structurally stabilize the Cerro San Pedro Apostle Church and install blast monitoring equipment near the church. The work will be financed through a trust fund managed by an independent technical committee and other interested parties. The Company has deposited approximately $235,000 in a bank trust account as a deposit towards the estimated cost of the stabilization program. A federal governmental agency is reviewing various proposed stabilization work plans.  Once the governmental agency has approved a stabilization plan, the Company will commence work on the program.

The Company must also comply with conditions in other permits and licenses that have been issued by various regulatory and governmental authorities.  Although the Company believes that it is currently in compliance with its existing permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company ’s operations could be negatively affected.

Environmental Permitting Compliance

The Environmental Authorization includes certain conditions that must be met and ongoing compliance that must be performed in order to maintain the permit in good standing. The most significant conditions relate to the reclamation activities that must be performed at the end of the mine life.  In March 2008, PROFEPA conducted a complete review of the Cerro San Pedro mine and issued a report that the Company was in substantial compliance with the terms of the Environmental Authorization.

The closure and reclamation plan for the Cerro San Pedro mine has been developed by the Company with the assistance of independent consultants with the specific objective of leaving the land in a useful, safe and stable configuration capable of supporting native plant life, providing wildlife habitat, maintaining watershed functions, and supporting limited livestock grazing. SEMARNAT has agreed to allow the Company to fund its estimated $4.3 million reclamation obligation during mining operations; however, negotiations with SEMARNAT to determine the interim funding requirements have not yet been finalized.  The schedule for completing the closure activities is controlled by the requirements contained in the Environmental Authorization; specifically that site reclamation is required to be completed within four years of final processing.

Surface and Water Rights Acquisition

In order to build and operate the Cerro San Pedro mine, surface rights agreements were required to be in place for all land to be disturbed by, or immediately adjacent to, the proposed mine operation. The Company began acquiring surface rights in 1996 from titled landowners, “possessionary rights” holders at Cerro de San Pedro, and from the two local ejidos (Cuesta de Campa and Palma de la Cruz). An ejido is an association of individuals who communally own and manage the rural lands surrounding their village. The Company has obtained surface occupation lease agreements with the two ejidos and the possessionary rights holders, that own property in the Cerro San Pedro mine area. A total of 470 hectares are under lease agreements with annual aggregate lease payments of approximately $52,000. The leases grant the Company temporary occupancy for a period of 15 years (through January 2011), and may be extended by the Company for an additional 15 years, adjusted for the percentage increase in the Mexican minimum wage from February 1997 through February 2011. The increase is expected to approximate the rate of inflation in Mexico.

The Company holds a Temporary Occupancy and Right of Way Authorization from the Federal Mining Bureau for ejido Cerro de San Pedro land and ejido Palma de la Cruz land. This authorization provides the Company with federally mandated surface rights access over the life of the mine. The Company therefore has two levels of protection with respect to surface rights access to ejido Cerro de San Pedro land; a 15-year lease agreement with the possessionary rights holders, and a Temporary Occupancy and Right of Way Authorization issued by the Federal Mining Bureau.  The Company also has two levels of protection with respect to surface rights access to ejido Palma de la Cruz land; a 15-year lease agreement with ejido Palma de la Cruz, and a Temporary Occupancy and Right of Way Authorization issued by the Federal Mining Bureau.  The Company has a 15-year surface rights lease agreement with ejido Cuesta de Campa, which controls surface rights access to approximately 20% of the leach pad area.

The Company has been informed of a lawsuit filed against the Federal Mining Bureau and the Secretary of the Economy seeking nullification of the Company’s Temporary Occupancy and Right of Way Authorization for ejido Cerro de San Pedro land and ejido Palma de la Cruz land. In the event of an adverse ruling from this lawsuit, the Company’s surface rights access will revert to the 15-year lease agreements that were entered into with ejido Cerro de San Pedro and ejido Palma de la Cruz, the validity of which has been upheld in the courts.

Water rights are federally owned in Mexico and administered by an agency of the federal government; the Comision Nacional de Agua (“CNA”). CNA granted water concessions to private parties throughout the defined San Luis Potosi Hydrologic Basin (“Basin”). As no new water rights are being issued in the Basin, new users of water must purchase rights from private parties who received the water concessions from the CNA. The Cerro San Pedro mine is forecast to use a maximum of approximately one million cubic meters of water per year. The Company has acquired titles for pumping rights for 1,010,234 cubic meters per year, which generally must be renewed with CNA at various intervals during mine operations. The Company has also acquired an additional 360,000 cubic meters of water rights for which it is awaiting receipt of title from CNA. This brings the total to 1,370,234 cubic meters, which is in excess of the estimated mine requirements. Approximately $1.3 million has been spent to date on the acquisition of water rights.

The 1.4 million cubic meters of water rights that are owned or leased by the Company have been acquired from various wells throughout the Basin. All of these water rights have been, or will be, transferred to a well at La Zapatilla. The La Zapatilla well was constructed by the Company and has a total pumping capacity of approximately two million cubic meters of water per year. The La Zapatilla well is located 1.5 kilometers west of the proposed leach pad, which is where most of the mine’s water consumption will take place.

Access; Infrastructure

Access to the mine area is by paved roads from the city of San Luis Potosi, a distance of approximately 20 kilometers. The city of San Luis Potosi has a population of approximately one million and has an adequate airport with frequent flights to Mexico City, Monterrey, Houston, Dallas and other cities.

Electricity for the mine is provided through a 115 kilovolt power line that runs to a location near the processing facilities.  In addition, the Company has acquired a diesel generator as a backup power system for the process facilities.

Glamis Feasibility Study (November 2000)

In November 2000, Glamis Gold Ltd. issued an updated feasibility study for the project entitled “Cerro San Pedro Project Feasibility Study” (“Glamis Feasibility Study”). The Glamis Feasibility Study provided for the elimination of the crushing plant from the process flow sheet resulting in the use of run-of-mine  (”ROM”) leaching to extract gold and silver from the mined ore. Under ROM leaching, the mined ore is transported and deposited on the heap leach pads without being processed through a crushing circuit. Metal recoveries from ore processed under a ROM scenario are generally lower than if the ore is crushed; however, a ROM scenario will also result in lower operating and capital costs.

In September 2003, Washington Group Limited prepared a Development Plan for the Cerro San Pedro project. The Development Plan updated the cost estimates used in the Glamis Feasibility Study and re-examined the project economics using contract mining.  The mineral reserve estimate used in the Development Plan has been updated periodically to reflect more current metal prices and costs.  The mineral reserve estimate was most recently updated by WLR Consulting in March 2007.

WLR Technical Report (March 2007)

The following is a summary of information contained in the WLR Technical Report (“2007 Technical Report”) dated March 2007.

Background

The computer-based geological deposit model from the Glamis Feasibility Study has not been revised or amended for the 2007 Technical Report, other than for updating the topographic surface.  In addition, the metallurgical recoveries have not been revised or updated since the Glamis Feasibility Study.  The only revisions made to an earlier Technical Report issued by WLR Consulting in May 2006, were for higher metal prices; changes to contract mining, ore processing and general and administrative costs; and pre-production stripping incurred during the fourth quarter of 2006.  Mineral Reserves from the 2007 Technical Report were recalculated using higher prices of $475 per ounce gold and $8.00 per ounce silver, which approximated the three-year historical average prices for gold and silver when the report was prepared. The March 2007 Technical Report mineral reserve and resource estimates referred to below have been estimated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”).  The mineral reserve and mineral resource estimates were prepared by William L. Rose of WLR Consulting, Inc., a qualified person who is independent as that term is defined in Canadian Securities Administrators National Instrument 43-101.

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

TABLE C

CERRO SAN PEDRO MEASURED AND INDICATED MINERAL RESOURCES1

(Based on a $800/oz Au & $12.31/oz Ag Pit Shell)

Tonnage & Grade
Gold Cutoff Grade (g/t)	Measured			Indicated			Total M & I
	Tonnes (000’s)	Au g/t	Ag g/t	Tonnes (000’s)	Au g/t	Ag g/t	Tonnes (000’s)	Au g/t	Ag g/t
0.2	106,230	0.55	20.3	9,853	0.47	19.5	116,083	0.54	20.2
0.3	84,809	0.63	22.1	5,964	0.62	22.0	90,773	0.63	22.1
0.4	63,609	0.72	24.6	3,886	0.76	24.2	67,495	0.72	24.5

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

TABLE D

CERRO SAN PEDRO INFERRED MINERAL RESOURCES2

(Based on a $800/oz Au & $12.31/oz Ag Pit Shell)

Gold Cutoff Grade (g/t)	Tonnage & Grade
	Tonnes (000’s)	Au g/t	Ag g/t
0.2	3,154	0.44	21.7
0.3	1,948	0.57	22.3
0.4	1,226	0.70	23.8

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

Other economic and overall slope angle parameters are summarized in Table F.  The economic parameters were estimated by the Company.

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

TABLE G. MINERAL RESERVES SUMMARY BY CLASSIFICATION1,2

Classification	Ore (000’s tonnes)	Gold (g/t)	Silver (g/t)	Waste (000’s tonnes)	Total (000’s tonnes)	Contained Gold (000’s ounces)	Contained Silver (000’s ounces)
Proven	82,278	0.55	22.3	64,977	147,255	1,450	59,000
Probable	3,535	0.57	25.1	25,783	29,318	60	3,000
Other - waste	-	-	-	17,566	17,566	-	-
Total	85,813	0.55	22.5	108,326	194,139	1,510	62,000

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

Project Operations

The Cerro San Pedro mine is an open pit mine producing ROM ore that is heap leached with the recovery of precious metals using a Merrill-Crowe processing facility to produce gold/silver doré on site.  Ore is being hauled directly from the pit to the leach pad via a 2 kilometer haul road where the ore is being stacked in 10 meter vertical lifts.  A dilute cyanide solution is applied to the surface of the heap using a drip irrigation system.  Gold and silver is removed from the ore by the cyanide solution producing a gold/silver enriched solution or “pregnant solution.”  The pregnant solution is transported via a pipeline to the Merrill-Crowe processing plant.  Precious metals are recovered from the pregnant solution using a typical zinc precipitation process.

A general layout of the Cerro San Pedro mine facilities is presented in Figure 2.

The leach pad area was expanded in 2006 and has the capacity for 100 million tonnes of ore.  As of March 13, 2008, approximately 8.0 million tonnes of ore had been placed on the leach pad, containing estimated recoverable gold and silver ounces of 52,055 and 1,110,688, respectively.  The ore tonnes placed on the leach pad to date are predominately limestones, which are found at the top of the deposit and have the lowest recovery rates of all the Cerro San Pedro ore types.  Average life of mine recoveries for all ore types are estimated to be 59% for gold and 34% for silver. The recovery period is currently estimated to be five months for gold and six months for silver.

The Cerro San Pedro mine is currently mining at full mine plan production rates of 63,000 tonnes per day.  The processing plant is operating at designed throughput levels of 1,000 cubic meters per hour.  With January and February production reaching 12,282 ounces of gold and 157,039 ounces of silver, the Company expects to achieve planned production levels for 2008 of 80,000 ounces of gold and 1.35 million ounces of silver.  Total precious metal production over the ten-year mine life is currently projected to be 893,000 ounces of gold and 21.2 million ounces of silver. Gold and silver production from commencement of commercial production on May 1, 2007 through March 13, 2008 totaled 39,098 ounces of gold and 567,891 ounces of silver.

The Company intends to analyze the potential for crushing ore at the mine in order to increase gold and silver recoveries.  Capital expenditures in 2008 for expansion of the leach pad area are expected to total $6.8 million.

The El Morro Project, Chile

The El Morro copper-gold project is a feasibility stage exploration project located in the Third Region of northern Chile.  In January 2008, Xstrata Copper, a business unit of Xstrata Plc (collectively “Xstrata”), submitted a feasibility study for the El Morro copper-gold project.  In early February 2008, the Company and its advisors met with Xstrata representatives to review the study.  The feasibility study was not accepted by the Company as it did not meet the requirements of the exploration agreement with Xstrata, one of which was that the feasibility study would comply with third party lending requirements. Xstrata is currently revising the study to meet this requirement.  The Company anticipates that these revisions and the related National Instrument 43-101 technical report will be completed in April 2008.

Certain technical information set out below concerning the El Morro Project is derived from a  National Instrument 43-101 technical report dated December 26, 2006 authored by Mark A. Petersen, Vice President of Exploration for Metallica Resources, and Mr. Raúl R. Roco, Manager of Mines Geology for Xstrata Copper.  Mr. Petersen and Mr. Roco are “Qualified Persons” as defined under National Instrument 43-101.

Project Location

The El Morro project is located approximately 650 kilometers north of Santiago and some 80 kilometers east of the city of Vallenar. The project comprises approximately 70,145 hectares of mining exploration and exploitation concessions located in the Municipality of Alto del Carmen, Huasco Province, Third Region of Atacama in northern Chile (Figure 3). Known mineral resources within the El Morro project include the La Fortuna deposit and the namesake El Morro deposit, which are located approximately 5 kilometers apart from each other.

Project Ownership

In August 2005, pursuant to an exploration agreement (the “El Morro Agreement”) between Falconbridge Limited (formerly Noranda Inc.) and the Company, Falconbridge completed the requirements necessary to earn a 70% ownership interest in the El Morro project.  In 2006, Falconbridge was acquired by the global diversified mining group, Xstrata Plc.  Xstrata Copper is the operator of the El Morro project and is one of the commodity business units within Xstrata Plc.  Xstrata Plc and Xstrata Copper are collectively referred to in this document as Xstrata.  Xstrata hold a 70% interest in the El Morro project and the Company holds the remaining 30% interest.

Ownership History

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

In December 1996, the Company entered into an option agreement to acquire from BHP a 50% interest in mineral exploitation concessions owned by BHP in the La Fortuna area, referred to herein as the “BHP Option”.  The option agreement required the Company to invest $1.3 million in exploration and development expenditures over a three-year period. In September 1999, the parties amended the agreement to allow the Company to acquire a 100% interest in the La Fortuna area exploitation concessions by making aggregate payments to BHP totaling $1.7 million over a four-year period. The Company exercised the option in July 2003. The Company also acquired additional mining concessions by claim staking land adjoining the BHP concessions in 1997 and 1999.

In 1998, the Company entered into an option agreement to acquire a 100% interest in mineral exploitation concessions in the La Fortuna area owned by Mr. Rene Martin Jure, referred to herein as the “Martin Option”.  The Martin option was exercised in 2001 as a result of the Company and Falconbridge making aggregate payments to Martin totaling $1.5 million.

In September 1999, the Company entered into the El Morro Agreement with Falconbridge to conduct exploration work on the El Morro project. In February 2000, the agreement was amended such that Falconbridge could earn a 70% interest in the project by making aggregate exploration and property acquisition expenditures of $10 million, which included the BHP, Martin and Cayo option payments, over a five-year period beginning September 1999, and by making a final cash payment to the Company of $10 million by September 14, 2005. In August 2005, Falconbridge completed the last of the requirements to earn a 70% interest in the El Morro project when it made the $10 million cash payment to the Company.

In 2000 and 2001, Falconbridge Limited entered into three separate option agreements to acquire a 100% interest in mineral exploitation concessions in the La Fortuna area owned by the Cayo family, referred to herein as the “Cayo Options”.  The Cayo Options were exercised in 2001 by making aggregate payments to the Cayo family totaling $85,000.

In 2006, Falconbridge was acquired by Xstrata Plc, a global diversified mining group, listed on the London and Swiss Stock Exchanges, with its headquarters in Zug, Switzerland.

Mineral Property Summary

Mineral rights in Chile are granted in the form of mining concessions.  The right over the concession, which is independent from the ownership right to the surface land, is transferable and may be subject to mortgage. The mining concession entitles its holder to exploit any and all mineral resources contained within its boundaries.

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

The El Morro project area currently consists of 70,145 hectares which includes 201 exploration concessions and 219 exploitation concessions.  Xstrata, as project operator, is responsible for the protection and maintenance of all mining concessions at the project.

Surface rights for the El Morro property are owned by the Los Huasco Altinos Community (“Los Huasco Altinos”), a grazing and livestock cooperative.  In 2005, Falconbridge was granted a 30-year legal mining easement for 10,190 hectares that is intended to secure access to the future mine pit and mine facilities.

Xstrata entered into a 30-year legal mining easement with a land owner in 2006 that secures surface rights access to the projected location for an access road from the North Pan-American Highway to the project location, and the expected location of the power line and processing facilities for the project.

Encumbrances, Liens and Royalties

At the El Morro project, 2,216 hectares of mining concessions are held through five purchase option agreements, two of which were executed by the Company and three of which were executed as a group by Falconbridge. Since September 1999, all payments pursuant to the purchase option agreements have been made by Falconbridge or Xstrata pursuant to the earn-in requirement under the El Morro Agreement. The option agreements are summarized below.

1) Minera Metallica Limitada and BHP Chile S.A. Purchase Option Agreement – BHP Option

In July 2003 the Company and Falconbridge exercised an option to acquire certain mining exploitation concessions from BHP for $1.7 million. The underlying concessions are referred to as the BHP concessions and have a combined area of 1,849 hectares. BHP retained a 2% NSR royalty on any mining that occurs on the BHP mining concessions. In December 2004, the Company and Falconbridge acquired the 2% NSR royalty from BHP for $2.0 million. The Company acquired a 30% interest in the royalty for $0.6 million and Falconbridge acquired a 70% interest in the royalty for $1.4 million.

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

The El Morro project will require an EIA prior to commencement of project construction and development.  It typically takes up to a year to receive an EIA after the application is submitted to CONAMA.  The EIA, if approved, typically contains various environmental conditions that must be met during the life of the mine.  The El Morro project will also require various site specific licenses and permits after the EIA has been granted.

Water rights are a sensitive issue in arid regions of Chile.  Xstrata has not yet acquired the water rights that will be required for the project.  Various options are being investigated that include the purchase or lease of water rights, or the construction of a desalination facility.

Geology

The El Morro project is located along the Eocene-Oligocene porphyry copper belt of northern Chile, host to some of Chile’s most prolific mining districts. Major mines along the belt include Collahuasi, Quebrada Blanca, Chuquicamata, La Escondida, El Salvador and Potrerillos. The El Morro project is located along a southern extension of the belt and represents one of the newest porphyry copper occurrences under development in Chile today. Mineral resources within the El Morro project area have so far been defined in the La Fortuna and the namesake El Morro areas.

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

Exploration

Initial exploration work on the El Morro project has principally involved a combination of geological mapping, geochemical sampling and geophysical surveys aimed at defining targets for follow-up exploratory drilling. Later drilling programs have focused on testing the outer limits of the La Fortuna deposit and elevating the resource classification to measured and indicated status.  Exploration drilling at El Morro has included programs conducted by BHP in 1993 and 1994, by the Company 1999, by Falconbridge from 2000 to 2005, and by Falconbridge – Xstrata in 2006. These programs are summarized below in Table H.

TABLE H: El Morro Project – Summary of Exploration Drilling Programs
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
RDH – reverse circulation drill hole

La Fortuna Area

Copper porphyry exploration in the La Fortuna area began in 1993 when BHP conducted a geophysical surveys and reconnaissance drilling program that encountered geochemically anomalous but sub-economic copper and gold mineralization.  During the spring of 1999, Metallica initiated a four-hole drilling program totaling 908 meters at La Fortuna that encountered sub-economic metal values. In early 2000, Falconbridge returned to the area and drilled four core holes totaling 1,160 meters.  In November 2000 and continuing into early 2001, Falconbridge initiated a major drilling campaign in the La Fortuna area that resulted in the completion of 21 core holes totaling 9,385 meters, confirming the discovery and partially delineating the limits of copper-gold mineralization within and around the La Fortuna porphyry stock. In 2002, twenty-one additional core holes totaling 9,786 meters were completed to further delineate the limits of the deposit. One hole, DDHF-39, intercepted 970 meters averaging 0.65% copper and 0.53 grams per tonne gold over its entire vertical length, providing further evidence of the robust character of the La Fortuna mineralizing system.

In 2005 Falconbridge resumed drilling at La Fortuna in order to improve the definition of higher-grade portions of secondary copper enrichment zone and the underlying primary sulfide zone. Twenty-three infill holes totaling 9,932 meters were completed, increasing the drill hole density within the upper 450 meters of the deposit to an average drill hole spacing of approximately 100 meters.

Falconbridge and Xstrata completed a 72-hole, 27,102 meter drilling program in mid-2006 that approximately doubled the density of drill hole information in the La Fortuna deposit over the previous year. As it is currently defined, the La Fortuna mineral resource measures approximately 1,000 by 650 meters in surface area and approximately 700 to 750 meters in vertical depth. Deep exploration drilling has intercepted significant copper-gold mineralization to a depth of 970 meters, more than 200 meters below the bottom of currently defined mineral resources.

In September 2006, Xstrata reported an updated mineral resource estimate for the La Fortuna deposit, summarized in Table I below. Golder Associates, acting as an independent third party for Xstrata, was responsible for the development of the 3D geological model of the La Fortuna deposit used for the 2006 mineral resource estimate. Golder has also reviewed the grade estimation procedures and resource classification criteria applied by Xstrata, and confirmed that the geostatistical grade estimation was carried out to a suitable standard and that the resource model is appropriate for the estimation of Mineral Resources.

TABLE I: 2006 La Fortuna Mineral Resource Estimate – Copper cutoff basis
Classification	Measured & Indicated Resources[1,2,5]
	> 0.30% Cu			> 0.40% Cu			> 0.50% Cu
	Tonnes (000’s)	Cu %	Au g/t	Tonnes (000’s)	Cu %	Au g/t	Tonnes (000’s)	Cu %	Au g/t
Measured	188,800	0.69	0.58	165,700	0.73	0.62	138,900	0.79	0.65
Indicated	299,800	0.53	0.49	214,300	0.60	0.56	149,500	0.67	0.63
Total M&I	488,600	0.59	0.52	380,000	0.65	0.58	288,400	0.71	0.64
	Inferred Resources[3,4,5]
Classification	> 0.30% Cu			> 0.40% Cu			> 0.50% Cu
	Tonnes (000’s)	Cu %	Au g/t	Tonnes (000’s)	Cu %	Au g/t	Tonnes (000’s)	Cu %	Au g/t
Inf’d: in-pit	114,100	0.49	0.38	69,800	0.58	0.47	47,200	0.65	0.53
Inf’d: out-pit	112,600	0.47	0.44	72,400	0.55	0.51	42,100	0.62	0.59
Total Inferred	226,700	0.48	0.41	142,200	0.56	0.49	89,300	0.64	0.56
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

5)

The 2006 mineral resource estimate is classified as a measured, indicated and inferred mineral resource in accordance with CIM definitions of mineral resources and mineral reserves.  The Qualified Person, as defined by Canadian Securities Administrators National Instrument 43-101, responsible for the design and completion of the updated resources estimate is Raul Roco, Member – Australasian Institute of Mining and Metallurgy and Manager of Mines Geology for Xstrata’s copper division.

In December 2006, Xstrata completed a 9-hole 6,208 meter drilling program to provide additional confirmation of the continuity of high grade copper-gold mineralization in the core of the La Fortuna porphyry stock, improve delineation of deep inferred resources and test the extent of secondary supergene copper mineralization along the northern limits of the La Fortuna resource. The results of this drilling program are being incorporated into an updated resource estimate that will be part of the feasibility study for the project that is expected to be completed in April 2008.  The La Fortuna deposit remains open at depth.

Drill core sample preparation, analysis and security procedures for the project since 1999 have been done according to accepted industry methods and standards, with all work beginning in 2002 following rigorous quality assurance and control (QA/QC) procedures conforming to Six Sigma process control protocols established by Falconbridge, and which continue to be maintained by Xstrata. Sample analyses have been done by independent assay laboratories, all of which are located in Chile. Laboratories contracted to do this work include Bondar Clegg from 1999 through 2002, ACME Analytical Laboratories in 2005, and ACTLABS CHILE S.A. from 2006 to the present. Independent check assays have been performed by ALS Chemex Laboratories in Canada from 2000 through 2006. All drill core analyses performed since 2000 have included the use of internal blanks and Gannet, Canmet and Rocklab certified standards. The analytical methods used are geochemical analysis for copper and fire assay with atomic absorption finish for gold. ACTLABS CHILE is certified by ISO 9001:2000 standards.

El Morro Area

From 1997 through 1998, the Company began exploring the El Morro area, which subsequently became the project’s namesake. In early 1999, the Company drilled seven widely spaced reverse circulation holes totaling 1,547 meters to test a coincident geochemical and geophysical anomaly. One hole, RDM-2, intercepted 192 meters averaging 0.64% copper, 0.22 g/t gold and 148 ppm molybdenum from 76 to 268 meters. In April 1999, the Company followed up these results with a 500-meter deep core hole, DDHM-1, which was drilled to twin the mineralized intercept encountered in hole RDM-2 and explore for additional mineralization at depth. The copper and gold assays for DDHM-1 confirmed the results of reverse circulation hole RDM-2, and encountered additional anomalous copper-gold mineralization to the bottom of the hole.

In early 2000, Falconbridge drilled 11 core holes totaling 2,949 meters in the El Morro area. Although Falconbridge’s drilling did not intercept the grades or widths of the Company’s discovery hole RDM-2, the drilling did intercept persistent secondary copper mineralization grading in the range of 0.20% to 0.50% copper over widths ranging from 75 to 200 meters. Perhaps more significantly, Falconbridge reported that drilling had so far not intersected any mineralized porphyry intrusive rocks, but only mineralized volcanoclastic sedimentary rocks, which it considered to be a good indication for the presence of a buried mineralized porphyry in the area.

In 2002 Falconbridge drilled 3 additional reverse circulation holes totaling 1,094 meters in the El Morro area.  At the end of 2002, a total of 12 core holes totaling 3,449 meters and 10 reverse circulation holes totaling 2,641 meters had been drilled in the El Morro area.

In January 2004, Falconbridge presented the Company with an inferred mineral resource estimate for the El Morro deposit, calculated in accordance with CIM Definitions on Mineral Resources and Mineral Reserves. The results of this mineral resource estimate are summarized in Table J.

TABLE J:	2004 El Morro Deposit Inferred Mineral Resource Estimate[2]
Classification	0.2% Copper Cutoff Grade			0.3% Copper Cutoff Grade			0.4% Copper Cutoff Grade
	Tonnes (000s)	Copper (%)	Gold (g/t)	Tonnes (000s)	Copper (%)	Gold (g/t)	Tonnes (000s)	Copper (%)	Gold (g/t)
Inferred[1]	190,000	0.34	0.12	100,000	0.41	0.14	45,000	0.50	0.18
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

All drill core samples for the inferred resource estimate were assayed by ALS Chemex (Chile) S.A., an independent laboratory located in Coquimbo, Chile. Gannet certified standards were used to ensure assay quality. The analytical method was assay analysis for the copper and fire assay with an atomic absorption finish for the gold values. Falconbridge’s Drill Core Sampling and Analysis Protocols, developed through Falconbridge’s Six Sigma process, were employed to ensure quality assurance and quality control. Geoanalitica, another independent laboratory located in Coquimbo, Chile analyzed selected bulk rejects and pulps as part of the quality assurance program.

Cantarito, El Negro and Other Target Areas

Approximately 12,900 meters in 58 holes have been drilled to date to test other exploration target areas at the El Morro project. These targets include Cantarito, El Negro as well as other areas. Although some of this drilling has encountered encouraging mineralization that may merit further exploration in the future, drilling to date in these areas has so far failed to confirm sufficient continuity of mineralization to define a mineral resource.

2008 Work Program

Xstrata is currently revising the feasibility study for the El Morro project in order for it to comply with third party lending standards.  Upon receipt of the amended feasibility study, which is expected in April 2008, the Company will be obligated to pay its 30% share of all ongoing project development costs.  The Company has an agreement with Xstrata whereby Xstrata will finance, at the Company’s election, 70% of the Company’s 30% share of project development costs at Xstrata’s cost of financing plus 100 basis points.  Xstrata will be repaid through 80% of the Company’s share of future project cash flow.  Xstrata has not yet submitted a proposed 2008 budget for the project.

The Company is also working with Xstrata to finalize a shareholder agreement for the El Morro project.

Rio Figueroa Project, Chile

The Rio Figueroa exploration project is located approximately 80 kilometers southeast of Copiapó, Chile, and occurs within the Eocene-Oligocene porphyry belt that is host to some of Chile’s most prolific copper mining districts (Figure 4). The project property position totals 74 square kilometers and centers on a cluster of porphyry intrusive centers that host geochemically significant levels of copper and gold mineralization. The Rio Figueroa project property currently consists of 25 square kilometers of mineral exploitation concessions held under a purchase option agreement and 49 square kilometers of exploration concessions that are 100% owned by the Company. Property access via the Refugio mine road and the potential for future infrastructure is considered excellent. Local elevations are moderate for the Chilean Andes, ranging from 3,000 to 4,200 meters.  Rio Figueroa is characterized as an early stage exploration project with no mineral resources having yet been defined.

Option Agreements

In September 2004, the Company entered into an option agreement with Sociedad Contractual Minera Los Potrillos (“Potrillos Option”) to purchase a 100% interest in mineral exploitation concessions of a copper-gold exploration project referred to as the Rio Figueroa project. The Potrillos Option agreement provides for the Company to make annual option payments totaling $3.5 million over a five-year period, and to incur exploration expenditures over a three-year period totaling $1.5 million beginning September 2004 (Table K). The Potrillos Option also provides for a 1.5% NSR royalty against any future production from the Potrillos property, and a 2% NSR royalty against any future production from three exploitation concessions owned by Chilean state mining company Empresa Nacional de Mineria (ENAMI) and included under the Potrillos Option agreement. ENAMI also administers the Potrillos Option on behalf of the underlying owners.

TABLE K: Rio Figueroa Project – Potrillos Option Agreement
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

As of December 31, 2007, the Company had made option payments totaling $0.9 million and had incurred in excess of $1.5 million in qualifying exploration expenditures, the minimum required under the Potrillos Option agreement.

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

An EIA in Chile is broadly comparable to an EIA issued under international guidelines. It is typically required for a more advanced project if the project is expected to produce certain specified environmental impacts. A DIA, on the other hand, is a document that establishes that a project will comply with current norms and environmental standards via a description of the project and its surrounding environment and is typically required for a less advanced project. Approval of an EIA or a DIA is provided through a favorable Environmental Qualification Resolution (“RCA”) issued by CONAMA.  The current DIA for the Rio Figueroa project is valid for exploration activities through November 2008.

Exploration

The Rio Figueroa property was first identified through a regional reconnaissance program by the Company to explore for analogs to the El Morro copper–gold project. A systematic evaluation of the property through geological mapping, geochemical sampling and geophysical surveys was completed in 2004 to identify those areas with the greatest potential for discovery of an economic copper-gold and/or epithermal gold deposit. Based on the results from this work, 40 reverse circulation rotary holes were drilled in early 2005 totaling 7,475 meters in four different porphyry and epithermal targets. The drilling focused on the Quebrada Contrabando porphyry cluster, targeting the Cerro Matta, Quebrada Gold, Rodriguez and Cerro Isla target areas. The best results to date have been returned from the Cerro Matta area.  At the end of 2005 a total of 15 reverse circulation holes totaling 4,834 meters had been drilled in the Cerro Matta area. Ten of the 15 holes at Cerro Matta intercepted anomalous copper-gold mineralization (>0.10% copper and/or >0.10 g/t gold over intervals in excess of 100 meters).

During July and August 2006, a three-hole core drilling program totaling 1,339 meters was completed in the Cerro Matta area. All three holes encountered significant copper-gold mineralization, with the best hole, MRD-2, intercepting 108 meters averaging 0.40% copper and 0.96 g/t gold from 314 to 422 meters within a broader interval averaging 0.42% copper and 0.55 g/t gold over 294 meters from 314 to 608 meters. Drill hole MDH-2 bottomed in copper sulfide mineralization at 608 meters, indicating the Cerro Matta porphyry system remains open at depth.

In 2007, the Company conducted a 3,268-meter six-hole drilling program at the Cerro Matta area to follow-up on copper-gold mineralization intercepted in 2006.  The best results were from hole MDH-8 which intercepted 430 meters from near surface to 450 meters averaging 0.28% copper and 0.25 g/t gold.

As of December 31, 2007, the Company has capitalized exploration and other expenditures totaling $4.2 million on the Rio Figueroa project.

2008 Work Program

The Company intends to pursue a joint venture partner to conduct additional exploration work on the project in 2008.

Alaska Peninsula Project, USA

The Alaska Peninsula project is characterized as an early stage grass roots exploration project. In September 2005, the Company entered into an option agreement with Full Metal Minerals Ltd. (“FMM”) to earn a 65% interest in precious and base metal exploration properties located in Southwest Alaska and the Aleutian Islands.  The Company may increase its interest in individual properties to 70% by completing a pre-feasibility study, and it may further increase its interest in individual properties to 80% by completing a feasibility study.

The properties comprise mineral rights to a land area in excess of 2,000 square miles (1.4 million acres) and are held 100% by FMM through exclusive option agreements with two native regional corporations, Bristol Bay Native Corporation and The Aleut Corporation.  Surface rights are owned by these two native regional corporations, or by native village corporations. The properties cover a 150 mile section of the Alaskan Peninsula hosting numerous porphyry copper-gold-molybdenum and epithermal gold-silver prospects that have seen limited exploration in the past. Historic production within the property area includes the Apollo-Sitka mines on Unga Island, which were Alaska’s first lode gold mines. More recent activity has included regional reconnaissance programs for copper porphyries during the 1970s and epithermal gold systems during the late 1980s and early 1990s. All of the prospects within the project area are located at or near tidewater, and access to the region is excellent with regular commercial air and marine service from Anchorage and Seattle.

The Company’s total exploration commitment for the project is $4.5 million, plus $0.3 million for option payments to FMM over a five-year period beginning September 2005.  As of December 31, 2007, the Company has incurred qualifying exploration expenditures of approximately $1.7 million and has made option payments to FMM totaling $0.2 million.  The Company has an expenditure commitment on the project for 2008 of approximately $0.4 million.

Exploration activities to date on the property include geological mapping, geochemical sampling and ground magnetics surveys on various target areas identified on the property.  One of the target areas, Bee Creek, included drilling of two reconnaissance core holes in 2006 totaling 641 meters. The best results were from core hole BC06-08 which intercepted 34 meters averaging 0.26% copper, 0.09 g/t gold and 41 ppm molybdenum.

Hardrock exploration activities are permitted through the State of Alaska Department of Natural Resources Alaska Placer Mining Application (“APMA”).  The Company has submitted 2008 APMA’s for the Bee Creek, Kawisgag and Mallard Duck Bay prospect areas at the Alaska Peninsula project.  Approval of these permits is currently pending.

In February 2007, the Company was notified that a native village corporation located within The Aleut Regional Corporation had decided not to allow surface rights access for mineral exploration activities on its land.  At December 31, 2006, capitalized costs attributable to this prospect area totaling $0.4 million were written off.  Negotiations to secure access to the contested land are ongoing.  As of December 31, 2007, the Company has capitalized exploration and other expenditures totaling $1.5 million on the Alaska Peninsula project.

2008 Work Program

In 2008 the Company plans to conduct additional exploration mapping, sampling and geophysical work at the Bee Creek and Kawisgag porphyry prospects to identify areas for possible reconnaissance drill testing in 2009.  Approximately $0.5 million has been budgeted for these activities in 2008.

Liberty Bell Project, Alaska

In July 2007, the Company entered into an exploration agreement with the right to acquire a 100% interest the Liberty Bell gold exploration project in central Alaska.  The agreement provides for the Company to make aggregate advance royalty payments totaling $0.3 million beginning in March 2008, incur exploration expenditures totaling $2.0 million, and deliver a feasibility study by December 31, 2011.  If a feasibility study is not delivered by that time, the agreement may be extended up to four more years by incurring additional advance royalty payments totaling $0.9 million and exploration expenditures totaling $5.5 million from 2012 through 2015. Aggregate holding fees of up to $2.5 million, which will be indexed for inflation, are required to be paid from 2021 through 2026 until commencement of commercial production. The owner retains a sliding scale net smelter return royalty of 0.5% to 4.0% from future production, based on the market price of gold.

In January 2008, the Company entered into a 50-year mining lease agreement with the owners of certain Alaskan mining concessions located within the Company’s Liberty Bell project area of interest.  The mining lease agreement provides for an initial payment of $30,000, which was paid in January 2008, a minimum work commitment of $25,000 per year through December 31, 2012, and minimum royalty payments as follows:

Payment Amount	Due Date
$25,000	September 1, 2008
$50,000	January 1, 2009
$25,000	September 1, 2009
$50,000	September 1, 2010
$150,000	September 1, 2011
$200,000	September 1, 2012
$200,000	September 1, 2013
$250,000	September 1, 2014
$250,000	September 1, 2015
$300,000	September 1, 2016
$100,000	September 1, 2017 and each year thereafter through the end of the lease term

In the event that the Company delivers a feasibility study on the property prior to September 1, 2017, the minimum annual royalty payment for all subsequent periods through the end of the lease term will be $100,000 per year.

The lessor retained a sliding scale net smelter return (“NSR”) royalty from all minerals produced and sold from the claims that ranges from 0.5% at gold prices of $300 or less, to 5.0% at gold prices of $1,000 or more.  Minimum royalty payments are applied to reduce future amounts owed under the NSR royalty.  The Company has an option to convert the sliding scale NSR royalty to a fixed 4% NSR royalty for a payment of $1.0 million within two years of commencement of commercial production.

The Liberty Bell Gold Project is located 70 air miles southwest of Fairbanks, Alaska and fifteen miles north of the community of Healy, Alaska, in the Bonnifield Mining District, Nenana Recording District, Alaska.  The property consists of 185, 40 and 160 acre State of Alaska mining claims.  Infrastructure for the property is considered excellent with access by a State of Alaska maintained seasonal gravel road.  A 230 kilovolt/40 kilowatt electrical transmission line crosses the property.

Hardrock exploration activities are permitted through the Department of Natural Resources Alaska Placer Mining Application (“APMA”).  In 2007, the Company obtained a Multi-Year Miscellaneous Land Use Permit for Hardrock Exploration on the property from the State of Alaska, Department of Natural Resources, Division of Mining, Land and Water.  The permit is valid from 2007 through 2009.

Exploration activities on the Liberty Bell project in 2007 included a property wide reconnaissance evaluation to confirm previously identified prospective geology and potential for economic gold mineralization, and an update of the exploration model for the area.  As of December 31, 2007, the Company has capitalized exploration and other expenditures totaling $0.4 million on the Liberty Bell project.

2008 Work Program

The Company currently intends to drill a minimum of 3,000 meters at the Liberty Bell project in 2008 to test target areas identified during the 2007 field season, at total cost of approximately $1.5 million.

ITEM 4A Unresolved Staff Comments

The Company has no unresolved staff comments.

ITEM 5 Operating and Financial Review and Prospects

General

Management’s discussion and analysis (“MD&A”) has been prepared based on information available to Metallica Resources Inc. (the “Company”) as of March 20, 2008.  MD&A provides a detailed analysis of the Company’s business and compares its 2007 financial results with those of the two previous years.  In order to gain a better understanding of MD&A, it should be read in conjunction with the Company’s consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  For a reconciliation of measurement differences to United States generally accepted accounting principles (“U.S. GAAP”), see Note 16 to the consolidated financial statements. All amounts are in U.S. dollars unless otherwise indicated.

Overview

The Company became a gold and silver producer in 2007 with the start-up of mining operations at its Cerro San Pedro mine in Mexico.  The processing plant facilities were tested, which included three doré (partially refined gold and silver) pours totaling 365 ounces of gold and 9,221 ounces of silver, and determined to be operational at the end of April 2007.  The Company declared commencement of commercial production on May 1, 2007.  The Company’s results from operations for the current year differ from preceding years as the Company is now generating revenue from operations.

The Company is also pursuing exploration and development of various precious and base metal properties throughout the Americas.  The most advanced of these projects is the El Morro copper-gold project in Chile, of which Xstrata Plc. (“Xstrata”, formerly Falconbridge Limited) owns 70% and the Company owns 30%.

As of March 13, 2008, approximately 8.0 million tonnes of ore had been placed on the leach pad, containing estimated recoverable gold and silver ounces of 52,055 and 1,110,688, respectively.  The ore tonnes placed on the leach pad to date are predominately limestones, which are found at the top of the deposit and have the lowest recovery rates of all the Cerro San Pedro ore types.  The recovery period is currently estimated to be five months for gold and six months for silver.

Gold and silver production from commencement of commercial production through March 13, 2008 totaled 39,098 ounces of gold and 567,891 ounces of silver.  Production for the months of January and February 2008 was 12,282 ounces of gold and 157,039 ounces of silver, which compares to budgeted production of 12,076 ounces of gold and 202,610 ounces of silver.  The Company remains on track to achieve planned production levels for gold and silver in 2008 of 80,000 ounces of gold and 1.35 million ounces of silver.

The Cerro San Pedro mine contains estimated mineral reserves1 of 85.8 million tonnes grading 0.55 grams per tonne gold and 22.5 grams per tonne silver at a waste-to-ore ratio of 1.26 to 1. This equates to 1.5 million ounces of gold and 62.1 million ounces of silver. The mineral reserves were estimated using a gold price of $475 per ounce and a silver price of $8.00 per ounce, and were prepared in February 2007 by William Rose of WLR Consulting Inc., the Qualified Person, in accordance with Canadian Securities Administrators National Instrument 43-101, “Standards of Disclosure for Mineral Projects”. Remaining mineral reserves are estimated to be 1.4 million ounces of gold and 56.1 million ounces of silver, after deduction for production through December 31, 2007.

_____________________________
1 Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian Securities regulatory authorities, and in accordance with U.S. Securities Exchange Act of 1934 Industry Guide 7, as interpreted by the Staff of the U.S. Securities and Exchange Commission.

The El Morro project is currently subject to an exploration agreement with Xstrata which allowed for Xstrata to earn a 70% interest in the project by making, among other requirements, a $10 million payment to the Company by September 14, 2005. Xstrata was also required to deliver a feasibility study for the project in September 2007, the due date of which was extended until January 2008. The feasibility study was delivered in January 2008; however, the Company’s consultants concluded that additional work was needed in order for the study to comply with third party lending standards. Xstrata is currently amending the study in order for it to comply with these standards.

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

Outstanding Share Data

As of March 20, 2008, the Company had issued one class of common shares and a total of 93,187,076 shares outstanding.  In addition, the Company had the following warrants and stock options outstanding as of March 20, 2008:

•

19,245,600 warrants, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008.

•

3,835,250 warrants, each of which is exercisable for one common share at an exercise price of Cdn$5.50 through December 20, 2009.

•

2,771,185 stock options, each of which is exercisable for one common share at prices ranging from Cdn$1.42 to Cdn$5.66 per share from March 2009 through January 2013.

_____________________________
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

A) Operating Results

The Cerro San Pedro mine generated cash flow from operations totaling $1.2 million in its first eight months of operations despite high initial stripping costs and start-up inefficiencies.

Non-GAAP measure reconciliation of cash flow from mine operations to Consolidated Statements of Operations:

Cash generated from mine operations is furnished to provide additional information and is not a generally accepted Canadian GAAP measure.  This measure should not be considered in isolation as a substitute for measures of performance prepared in accordance with Canadian GAAP.  The Company believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow from operations.  The following table provides a reconciliation of cash flow from mine operations to the operating loss per the Consolidated Statements of Operations.

2007 (000’s)

Operating loss per Consolidated Statements of Operations	$(152)
Depreciation and amortization	1,311
Cash flow from mine operations	$1,159

The Company reported a net loss in 2007 principally from ramping up of operations due to commencement of commercial production on May 1, 2007, and $5.4 million of income tax expense that resulted from an increase in future income tax liabilities, net of future income tax assets, of $5.3 million arising as a result of changes in Mexican tax law.  The Company did not have any producing properties in 2006 or 2005.  Net loss in 2006 was principally the result of general and administrative, and exploration expenses.  Net income in 2005 of $8.0 million was primarily due to $8.4 million of income from property payments with respect to the El Morro project.  The following selected annual information has been prepared in accordance with Canadian GAAP.  For a reconciliation to U.S. GAAP, see Note 16 to the consolidated financial statements.

Selected Annual Information (000’s, except share data)

	2007	2006	2005

Total revenues	$22,863	$—	$—
Net income (loss)	$(8,621)	$(3,130)	$7,959
Basic net income (loss) per share	$(0.09)	$(0.04)	$0.10
Diluted net income (loss) per share	$(0.09)	$(0.04)	$0.10
Total assets	$141,022	$132,953	$99,920
Long-term liabilities	$12,666	$1,168	$403
Cash dividends per share	$—	$—	$—

2007 Compared to 2006

The Company reported a net loss of $8.6 million ($0.09 per share) for the year ended December 31, 2007 as compared to net loss of $3.1 million ($0.04 per share) for the year ended December 31, 2006.

Gold and silver sales in the current year were generated by the Cerro San Pedro mine and totaled $17.8 million and $5.0 million, respectively.  The Company sold a total of 24,278 ounces of gold and 371,333 ounces of silver from May through December 31, 2007 at an average realized price per ounce of $734.89 and $13.52, respectively.  There were no metal sales during 2006.

The Company incurred an operating loss in 2007 of $0.2 million principally due to the start-up nature of operations.  Production costs totaled $21.7 million and include mining, processing and mine site administrative expenses.  Depreciation and amortization totaled $1.3 million due to amortization of Cerro San Pedro mine development costs on the units-of-production method beginning May 1, 2007.

General and administrative expense increased by $1.7 million in the current year to $5.4 million, and was principally due to higher compensation costs, additional employees and other administrative activities resulting from the Company’s transition to an operating company in 2007.

Foreign exchange gain in 2007 was $2.7 million as compared to a gain of $0.7 million in 2006.  The increase in foreign exchange gain in the current year resulted from holding Canadian dollar cash balances and a greater strengthening of the Canadian dollar relative to the U.S. dollar in 2007 as compared to 2006.  The Cdn$:US$ exchange rate was 0.982:1 at December 31, 2007 as compared to 1.166:1 at December 31, 2006.

Income tax expense increased from $0.1 million in 2006 to $5.4 million in 2007.  The $5.3 million increase principally resulted from an increase in future tax liabilities, net of future income tax assets, of $5.3 million due to the expiration of a 1997 Mexican tax loss carryforward in 2007, and a valuation allowance applied to a portion of the remaining Mexican tax loss carryforwards as a result of a change in Mexican tax law.

On October 1, 2007, Mexico enacted a new tax statute which establishes a parallel tax regime to its regular tax regime called IETU or “FLAT TAX”, in which the taxpayer pays the greater of the FLAT TAX or  regular tax liability annually.  The new statute is effective for tax years beginning on January 1, 2008.  Generally the FLAT TAX is based on gross receipts less disbursements including capital expenditures of the taxpayer at a tax rate of 17.5 percent.  A transition rule reduces the FLAT TAX rate to 16.5 percent and 17.0 percent for tax years 2008 and 2009, respectively.

The Company’s most advanced stage exploration project is the El Morro copper-gold project in Chile.  The Company’s carrying value of the project at December 31, 2007 was only $0.3 million since Xstrata, the owner of 70% of the project and the project operator, was obligated to pay the cost of the feasibility study as required under the terms of the exploration agreement.  Xstrata is currently revising the feasibility study in order for it to comply with third party lending standards.  Upon receipt of the updated feasibility study, the Company will be obligated to pay its 30% share of all ongoing development costs.  The Company has an agreement with Xstrata whereby Xstrata will finance, at the Company’s election, 70% of the Company’s 30% share of project development costs at Xstrata’s cost of financing plus 100 basis points.  Xstrata will be repaid through 80% of the Company’s share of future project cash flow.  Xstrata has not yet submitted a proposed 2008 budget for the project.

The Company has an option to earn a 100% interest in the Rio Figueroa copper-gold project in Chile.  The Company has $2.6 million of remaining payments due to the project owner, of which $0.8 million is due in September 2008.  The carrying value of the project was $4.2 million at December 31, 2007 and includes $3.2 million of exploration expenditures spent on the property.  The Company intends to pursue a joint venture partner for future exploration work on the project in 2008.

The Liberty Bell gold project and the Alaska Peninsula copper and gold project are located in Alaska.  The Company has an option to earn a 100% interest in the Liberty Bell project and up to an 80% interest in individual properties comprising the Alaska Peninsula project.  The carrying value of these projects was $1.8 million at December 31, 2007.  The Company has budgeted a minimum of 3,000 meters of drilling on the Liberty Bell project at a total cost of $1.4 million in 2008.  The objective of these drilling programs is to discover mineralization with potential for economic mine development.  Future exploration activities on these projects will depend in part on the results from these drilling programs.

2006 Compared with 2005

The Company reported a net loss of $3.1 million ($0.04 per share) for the year ended December 31, 2006 as compared to net income of $8.0 million ($0.10 per share) for the year ended December 31, 2005.

The Company did not own any interests in producing mineral properties or have any other revenue generating activities; therefore, it did not generate any operating income or cash flow from operations. The Company’s only significant sources of income were from property payments and interest earned on cash and cash equivalents.  Income from property payments decreased from $8.3 million in 2005 to none in 2006.  The $8.3 million decrease was the result of a $10.0 million earn-in payment received from Xstrata in August 2005, which resulted in Xstrata earning a 70% interest in the El Morro project.

General and administrative expense for the year ended December 31, 2006 totaled $3.6 million and was $1.6 million higher than 2005 expenditures of $2.0 million.  The increase was primarily attributable to a $0.8 million increase in stock compensation expense resulting principally from an increase in stock option grants from 880,000 in 2005 to 1,470,000 in 2006, payments to consultants for Sarbanes Oxley compliance work totaling $0.4 million in 2006 versus none in the preceding year, and an increase in salary costs of $0.3 million due principally to the hiring of additional employees.

Restricted stock unit (“RSU”) expense increased from $0.1 million in 2005 to $0.4 million in 2006.  The increase was attributable to an additional 250,000 RSUs granted in 2006 and an increase in the Company’s five-day average closing price on the Toronto Stock Exchange from Cdn$2.18 at December 31, 2005 to Cdn$4.57 at December 31, 2006.  The Company had 370,000 RSUs outstanding at December 31, 2006.

The write-down of mineral properties and deferred expenditures of $0.4 million in 2006 related to the Company’s Alaska Peninsula project.  In February 2007, the Company was notified that a native village corporation, which controls the surface rights over one of the Alaska Peninsula property areas, had decided not to allow mineral exploration activities on its land.  As a result, management recorded an impairment write-down attributable to this property area totaling $0.4 million in the year ended December 31, 2006.

Foreign exchange gains of $0.7 million in 2006 principally resulted from converting Canadian dollar cash balances into U.S. dollar cash balances earlier in 2006 when the Canadian dollar had strengthened relative to the U.S. dollar.  The foreign exchange gain in 2005 was primarily attributable to the strengthening of the Canadian dollar relative to the U.S. dollar at December 31, 2005 as compared to December 31, 2004.  The Cdn$:US$ exchange rate at December 31, 2005 was 1.166:1 as compared to 1.205:1 on December 31, 2004.

Summary of Quarterly Results

(000’s)	2007
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total revenues	$13,172	$7,160	$2,531	$—
Net loss	$(4,844)	$(2,519)	$(501)	$(757)
Basic net loss per share	$(0.04)	$(0.03)	$(0.01)	$(0.01)
Diluted net loss per share	$(0.04)	$(0.03)	$(0.01)	$(0.01)

	2006
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Total revenues	$—	$—	$—	$—
Net income (loss)	$(2,167)	$(605)	$9	$(367)
Basic net income (loss) per share	$(0.03)	$(0.01)	$0.00	$0.00
Diluted net income (loss) per share	$(0.03)	$(0.01)	$0.00	$0.00

The Company commenced commercial production on May 1, 2007.  The increase in revenues arose from the ramp-up of production during 2007 which resulted in an increase in gold and silver sales.

The quarterly net loss volatility for 2007 was in part attributable to holding cash balances in Canadian dollars and significant fluctuations in the Canadian dollar/U.S. dollar exchange rate.  Net foreign exchange gains totaled $0.2 million, $1.7 million, $0.7 million and $0.1 million for the first, second, third and fourth quarters of 2007, respectively.  The net loss for the second and third quarters of 2007 also resulted from an operating loss of $0.4 million and $1.9 million, respectively, due to start-up of operations associated with commencement of commercial production on May 1, 2007.  The net loss for the fourth quarter of 2007 was primarily due to operating profit at Cerro San Pedro of $2.2 million, which was offset by $5.4 million of income tax expense resulting from an increase in future tax liabilities, net of future income tax assets, of $5.3 million due to the expiration of a 1997 Mexican tax loss carryforward in 2007, and a valuation allowance applied to a portion of the remaining Mexican tax loss carryforwards arising as a result of a change in Mexican tax law.

The quarterly net income (loss) volatility for 2006 was primarily attributable to holding large cash balances in Canadian dollars and significant fluctuations in the Canadian dollar/U.S. dollar exchange rate.  Net foreign exchange gains (losses) totaled ($0.1 million), $1.2 million, $0.2 million and ($0.6 million) for the first, second, third and fourth quarters of 2006, respectively.  In addition, the fourth quarter of 2006 reflected a write-down of mineral properties, plant and equipment totaling $0.4 million and an additional $0.2 million for restricted stock unit expense due principally to an increase in the Company’s share price from C$3.40 at September 30, 2006 to C$4.60 at December 31, 2006.

B) Liquidity and Capital Resources

Mine cash flow from operations was $1.2 million, which was offset by a build-up of inventory, principally ore on leach pad and other inventory of $10.9 million, resulting in cash flows used for operating activities in 2007 of $8.8 million.

Cash flows used for operating activities in 2006 totaled $2.4 million and resulted principally from a $1.1 million cash basis loss from operations and an increase in Mexican value added taxes of $2.0 million, which were partially offset by an increase in accounts payable and accrued liabilities of $0.9 million.

Cash flows used for investing activities in 2007 of $20.3 million principally arose from $19.9 million of expenditures on mineral properties, plant and equipment.  This amount includes $17.5 million of expenditures on the Cerro San Pedro mine for construction of the process plant and related facilities, and the leach pads.  The Company spent $0.4 million on exploration activities at the Alaska Peninsula project, which included geologic mapping, surface sampling and reconnaissance ground magnetics surveys at various target areas on the property.  The Company also spent $1.5 million on the Rio Figueroa project in 2007, which included a 3,268-meter drilling program to follow up on mineralization intercepted during a 2006 drilling program.  Approximately $0.1 million was spent on the Company’s El Morro project in 2007.  Substantially all exploration expenditures on the El Morro project since 2000 have been made by Xstrata pursuant to an exploration agreement with Xstrata.  Expenditures on the Liberty Bell project totaled $0.4 million and were for a property wide reconnaissance evaluation to confirm previously identified prospective geology and potential for economic gold mineralization, and to update the exploration model for the area.

Cash flows used for investing activities in 2006 totaled $25.0 million and were all attributable to expenditures on mineral properties, plant and equipment.  This amount included $22.8 million of expenditures on the Cerro San Pedro project for construction of the process plant and related facilities, and other project related costs.  The Company spent $1.0 million on exploration activities at the Alaska Peninsula project, which included an evaluation of selected exploration targets and a 641-meter drilling program at the Bee Creek target area.  The Company also spent $0.8 million on the Rio Figueroa project in 2006, which included a 1,339-meter drilling program at the Cerro Matta target area.  Approximately $0.1 million was spent on the Company’s El Morro project and the El Morro Border project in 2006.  The remaining $0.2 million of expenditures for 2006 included the purchase and installation of an accounting software package for $0.1 million and office furniture and computer equipment for $0.1 million.

Cash flows provided from financing activities in 2007 of $1.4 million resulted principally from the exercise of stock options.

Cash flows provided from financing activities in 2006 totaled $29.4 million and primarily arose from $28.1 million of proceeds from a private placement.

The Company’s cash and cash equivalents decreased by $27.6 million for the year ended December 31, 2007 as compared to an increase in cash and cash equivalents of $2.1 million for the year ended December 31, 2006.  The $29.7 million increase in 2007 cash outflows was primarily attributable to a private placement financing in 2006 for net proceeds for $28.1 million, whereas there were no financings in 2007.  The Company does not hold any asset-backed securities.

At December 31, 2007, the Company had $17.1 million of cash and cash equivalents, and working capital of $30.4 million.  The Company believes that its existing cash balances, along with the expected cash flow to be generated from the Cerro San Pedro mine will allow it to satisfy its ongoing general and administrative, exploration and project development expenditures, subject to a possible decision by Xstrata to proceed with construction at the El Morro project as discussed below.

In addition to cash flow generated by the Cerro San Pedro mine, the Company currently also expects to receive $60 million from the exercise of 19.2 million warrants exercisable at Cdn$3.10 (current share price Cdn$5.24) which expire on December 11, 2008.

In the event that Xstrata elects to proceed with construction at the El Morro project, the Company may need additional financing in order to retain its 30% interest in the project.  The Company has an agreement with Xstrata whereby Xstrata will finance, at the Company’s election, 70% of the Company’s 30% share of El Morro project development costs at Xstrata’s cost of financing plus 100 basis points.  Xstrata will be repaid through 80% of the Company’s share of future project cash flow.  Management believes that the Company has the ability to obtain sufficient financing, if required, in the event of a decision by Xstrata to proceed with construction.  The Company expects to generate positive cash flow from the Cerro San Pedro mine and receive approximately $60 million from the exercise of warrants in 2008.  Furthermore, the Company has no debt on its balance sheet.

Material Contractual Obligations and Contingencies

Most of the Company’s exploration properties are subject to option purchase agreements which require minimum exploration expenditures and option payments in order for the Company to retain its rights under the agreements.  Budgeted capital expenditures for the Company’s projects in 2008 are as follows:

Cerro San Pedro mine	$6.8 million
Rio Figueroa project	$0.9 million
Alaska Peninsula project	$0.5 million
Liberty Bell project	$1.5 million

The Company has an option to acquire a 100% interest in the Rio Figueroa copper-gold project in Chile.  The agreement provides for the Company to make annual option payments over a five-year period beginning September 2004 totaling $3.5 million, and to incur annual exploration expenditures over a three-year period beginning September 2004 totaling $1.5 million.  The Company met its exploration commitment on the project in 2006 and has made $0.9 million of option payments to date.

The Company entered into an option agreement that allows it to earn a 65% interest in several precious and base metal exploration properties located along the Alaska Peninsula in Southwest Alaska. The Company may increase its interest in individual properties to 70% by completing a pre-feasibility study, and it may further increase its interest in individual properties to 80% by completing a feasibility study.  In February 2007, the Company was notified that a native village corporation located within the Alaska Peninsula project had decided not to allow mineral exploration activities on its land.  At December 31, 2006, costs attributable to this land totaling $0.4 million were written off.  Negotiations to secure access to the contested land are ongoing.  The Company’s exploration commitment for the project is $4.5 million, plus $0.3 million for option payments over a five-year period beginning September 2005.  As of December 31, 2007, the Company has incurred qualifying exploration expenditures totaling $1.7 million and made option payments totaling $0.2 million.  The Company has an expenditure commitment on the project for 2008 of approximately $0.4 million.

On July 9, 2007 the Company entered into an exploration agreement with the right to acquire the Liberty Bell gold project in central Alaska.  The agreement provides for the Company to make aggregate advance royalty payments totaling $0.3 million beginning in March 2008, incur exploration expenditures totaling $2.0 million, and deliver a feasibility study by December 31, 2011.  If a feasibility study is not delivered by that time, the agreement may be extended up to four more years by incurring additional advance royalty payments totaling $0.9 million and exploration expenditures totaling $5.5 million from 2012 through 2015. Aggregate holding fees of up to $2.5 million, which will be indexed for inflation, are required to be paid from 2021 through 2026 until commencement of commercial production. The owner retains a sliding scale net smelter return royalty of 0.5% to 4.0% from future production, based on the market price of gold.  The Company has incurred qualifying expenditures totaling $0.3 million as of December 31, 2007 and has an expenditure commitment on the project for 2008 of $0.4 million.

On January 23, 2008, the Company entered into a 50-year Mining Lease Agreement (the “Agreement”) with the owners of certain Alaskan mining concessions located within the Company’s Liberty Bell project area of interest.  The Agreement provides for an initial payment of $30,000, which was paid in January 2008, a minimum work commitment of $25,000 per year through December 31, 2012, and minimum royalty payments as follows:

Payment Amount	Due Date
$25,000	September 1, 2008
$50,000	January 1, 2009
$25,000	September 1, 2009
$50,000	September 1, 2010
$150,000	September 1, 2011
$200,000	September 1, 2012
$200,000	September 1, 2013
$250,000	September 1, 2014
$250,000	September 1, 2015
$300,000	September 1, 2016
$100,000	September 1, 2017 and each year thereafter through the end of the lease term

The Company’s estimated contractual obligations for future payments are summarized as follows:

(000’s)	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 – 3 Years	4 – 5 Years	After 5 Years
Long-term debt	$—	$—	$—	$—	$—
Capital lease obligations	—	—	—	—	—
Operating leases	27,118	8,611	17,294	317	896
Purchase obligations[1]	19,231	2,486	5,575	2,175	8,995
Other long-term obligations[2]	5,276	919	1,437	1,454	1,466

Total contractual obligations	$51,625	$12,016	$24,306	$3,946	$11,357

1 Purchase obligations also include option payments totaling $2.6 million for the Rio Figueroa project, exploration commitments and option payments totaling $2.9 million for the Alaska Peninsula project and exploration commitments and minimum royalty payments totaling $12.7 million for the Liberty Bell project.  The Company is also obligated to pay $0.1 million, representing its 30% share of amounts owed to the former owners of certain mining concessions at the El Morro project, within two years of commencement of mining operations.  In addition, purchase obligations include commitments totaling $0.9 million to provide services and supplies with respect to the Cerro San Pedro mine.

2 Other long-term obligations include 583,700 restricted stock units that will be paid in 2008, 2009 and 2010 and have an estimated fair value at December 31, 2007 of $1.6 million, and $2.7 million representing the estimated future value of the Company’s reclamation estimate at its Cerro San Pedro mine.  Other long-term obligations also includes $1.0 million for the estimated future value of obligations owed to various property owners at the Cerro San Pedro mine.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, any material effect on the consolidated balance sheets, consolidated statements of operations or consolidated statements of cash flows.

Related Party Transactions

The Company entered into a consulting agreement with a director of the Company, Robert Martinez, to provide technical advisory services with respect to the Cerro San Pedro mine at a rate of $1,000 per day plus out-of-pocket expenses.  Effective April 1, 2007, the director’s consulting rate was increased to $1,250 per day, which in the opinion of the management approximates an arm’s-length rate for these services.  The Company has incurred technical advisory fees pursuant to this agreement totaling $0.2 million during the year ended December 31, 2007.  Services are provided under the agreement on an as-needed basis and may be terminated by the director or the Company at any time.

The Company entered into a consulting agreement with a company, Firex, S.A. de C.V., which is controlled by a director of the Company, Jorge Mendizabal Acebo, to provide management services with respect to the Cerro San Pedro mine. The agreement provided for consulting fees of $6,250 per month.  Effective April 1, 2007, the consulting rate was increased to $7,188 per month, which in the opinion of the management approximates an arm’s-length rate for these services.  The Company has incurred consulting fees pursuant to this agreement totaling $0.1 million during the year ended December 31, 2007.  Services are provided under the agreement on an as-needed basis and may be terminated by the director or the Company at any time.

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

Management has identified the following critical accounting estimates that could have a material impact on the Company’s financial statements:

Inventory:

The amount of gold and silver in ore on leach pad is measured by estimating the number of tonnes delivered to the leach pad, the number of contained ounces based on assay data and the estimated recoverable ounces based on metallurgical data.  Although the quantities of recoverable gold and silver placed on the leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  The ultimate recovery of gold and silver from the leach pad will not be known until the leaching process has concluded at the end of the mine life.

Mineral Properties and Deferred Costs:

Mineral reserve estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable.  Future production could differ dramatically from mineral reserve estimates due to differences in actual mineralization and mineralization estimated by sampling, variances in the grade of mineral reserves, increases in mining, processing and reclamation costs, and changes in the market price of gold and/or silver. The Company’s mineral reserves are limited to its Cerro San Pedro gold and silver mine in Mexico.

Management reviews and evaluates the carrying value of each mineral property when events and circumstances indicate that there may be a risk of impairment.  This review requires significant judgment in cases where the Company does not have proven and probable reserves that would enable management to estimate future cash flows that can be compared to the asset’s carrying value.  Many factors are considered in the assessment of impairment which include, but are not limited to, adverse legal, regulatory, title, accessibility, environmental or political factors that could affect the property’s value.   Management also considers commodity prices, results from exploration activities, future exploration plans, property development and holding costs, market price of the property and other factors.

In the case of the Cerro San Pedro mine, which has mineral reserves, the total estimated future cash flows on an undiscounted basis are compared to the project’s carrying value.  If the estimated future cash flows are less than the carrying value, an impairment loss is recorded and the carrying value is written down to fair value, which is typically the estimated future discounted cash flows.  Management estimates future cash flows for the Cerro San Pedro mine using assumptions that reflect the long-term operating plan for the project, which include assumptions of operating costs and metal prices.  The future cash flow estimates are updated periodically to reflect market conditions.  There are significant risks and uncertainties in the assumptions used to estimate future cash flows.

Accounting for Stock Options:

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2007	2006	2005
Risk free interest rate (Canada)	3.7 to 4.7%	3.8 to 4.3%	3.2 to 3.7%
Expected dividend yield	0.0%	0.0%	0.0%
Expected volatility of the Company’s common shares	55 to 67%	60 to 71%	65 to 66%
Expected life of option	3.4 to 3.7 years	3.5 to 3.9 years	5 years

Option pricing models require the input of highly subjective assumptions, including the expected price volatility of the Company’s shares and the expected life of the option.  Changes in the subjective input assumptions can materially affect the fair value estimate.

Asset Retirement Obligation:

The Company’s reclamation obligation is calculated using assumptions that include the Company’s long-term credit-adjusted risk-free interest rate, the long-term inflation rate, the year in which the reclamation obligation is expected to begin and the current estimate of the reclamation obligation.  Any changes in these assumptions could materially affect the Company’s reclamation obligation.

Adoption of New Accounting Standards

Effective January 1, 2007, the Company adopted two new accounting standards and related amendments to other standards on financial instruments issued by The Canadian Institute of Chartered Accountants (“CICA”).

Financial Instruments – Recognition and Measurement, CICA Handbook Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts.  It also specifies how financial instrument gains and losses are to be presented.

Effective January 1, 2007, the Company’s cash equivalents have been classified as available-for-sale securities and are recorded on the balance sheet at fair value, which is based on quoted market prices.  Changes in the fair value of these securities are reflected in other comprehensive income and included in accumulated other comprehensive income on the balance sheet.  These unrealized gains and losses are not reflected in net income until realized.

Comprehensive Income – CICA Handbook Section 1530

This standard requires the presentation of a statement of comprehensive income and its components.  Comprehensive income includes both net earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on available-for-sale investments, gains and losses on certain derivative instruments, and foreign currency gains and losses related to self-sustaining operations, none of which are included in the calculation of net earnings until realized.

The effect on the Company’s balance sheet as of January 1, 2007 on adoption of these financial instrument standards resulted in a $10,000 increase to accumulated other comprehensive income.  As prescribed by these standards, prior periods have not been restated.

Recent Canadian Accounting Pronouncements

The CICA has issued three new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008. The Company will adopt the requirements commencing in the quarter ended March 31, 2008 and is considering the impact that these standards will have on the Company’s financial statements.

Capital Disclosures – CICA Handbook Section 1535

This standard establishes standards for disclosing information about an entity’s capital and how it is managed. Under this standard, the Company will be required to disclose quantitative and qualitative information about its objectives, policies and processes for managing capital.

Inventories – CICA Handbook Section 3031

This standard provides guidance on the determination of costs and their subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the types of costs that should be included in inventory.

Financial Instruments, Disclosures – CICA Handbook Section 3862

This standard requires entities to disclose quantitative and qualitative information that enable users to evaluate (a) the significance of financial instruments for the Company’s financial performance, and (b) the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. The Company will be required to disclose the measurement basis used, and the criteria used to determine classification of financial instruments.

Goodwill and Intangible Assets – CICA Handbook Section 3064

This section establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses During the Pre-operating Period.  As a result of the withdrawal of EIC 27, the Company will not be able to defer costs and revenues incurred prior to commercial production at new mine operations.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, deposits and accounts payable and accrued liabilities.  It is management’s opinion that the Company is not exposed to significant interest or credit risk with these financial instruments.  However, the Company is exposed to currency risk in that it holds cash balances in Canadian dollars (Cdn$12.3 million at December 31, 2007) and incurs expenditures at its Cerro San Pedro mine in both Mexican pesos and U.S. dollars, whereas all of the Company’s revenues are in U.S. dollars, which is the functional currency.  Canadian dollars are invested in high grade commercial paper or other high grade investments with maturities of less than 90 days.  The Company does not hold any asset-backed commercial paper.  Any decreases in the value of the Canadian dollar relative to the U.S. dollar, or increase in the value of the Mexican peso relative to the U.S. dollar could have a negative impact on the Company’s cash and cash equivalents, and the consolidated statement of operations.

Evaluation of Disclosure Controls

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Canadian Securities Administrators Multilateral Instrument 52-109, “Certification of Disclosure in Issuer’s Annual and Interim Filings”) as of December 31, 2007.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations, and are effective in ensuring that information required to be disclosed in the reports that the Company files is accumulated and communicated to management as appropriate to allow for timely decisions regarding required disclosure. See also “Part II – Item 15.  Controls and Procedures”.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  During the year the Company documented and assessed its systems of internal controls over financial reporting as contemplated pursuant to Rule 404 of the Sarbanes Oxley Act of 2002.  Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting.  Based on this assessment, management has concluded that as at December 31, 2007, the Company’s internal control over financial reporting was effective. See also “Part II – Item 15.  Controls and Procedures”.

The effectiveness of our internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.

Changes in Internal Control over Financial Reporting

The commencement of commercial production at the Cerro San Pedro mine on May 1, 2007 required the Company to supplement its internal control processes by adding controls to address revenue and receivables, production costs, amortization of mine development costs and inventory.  Accordingly, these changes have materially affected the Company's internal control over financial reporting. See also “Part II – Item 15.  Controls and Procedures”.

Corporate Outlook

The Cerro San Pedro mine is currently mining at full mine plan production rates of 63,000 tonnes per day.  The processing plant is operating at designed throughput levels of 1,000 cubic meters per hour.  With January and February production reaching 12,282 ounces of gold and 157,039 ounces of silver, the Company remains on track to achieve planned production levels for 2008 of 80,000 ounces of gold and 1.35 million ounces of silver.  The Company intends to analyze the potential for crushing ore at the mine in order to increase gold and silver recoveries.  Capital expenditures in 2008 for expansion of the leach pad area are expected to total $6.8 million.

Xstrata is currently revising the feasibility study for the El Morro project in order for it to comply with third party lending standards.  Upon receipt of the feasibility study amendments, the Company will be obligated to pay its 30% share of all ongoing project development costs.  The Company has an agreement with Xstrata whereby Xstrata will finance, at the Company’s election, 70% of the Company’s 30% share of project development costs at Xstrata’s cost of financing plus 100 basis points.  Xstrata will be repaid through 80% of the Company’s share of future project cash flow.  Xstrata has not yet submitted a proposed 2008 budget for the project.

In regards to the Company’s other exploration properties, the Company will consider joint venturing the property as an option for the Rio Figueroa project in 2008.  The Company has budgeted a minimum of 3,000 meters of drilling at the Liberty Bell project at total cost of $1.5 million in 2008.

Contingencies

In June 2007 the Company terminated its mining contract with Washington Group Latin America Inc. (“WGLA”), for cause, at the Cerro San Pedro mine.  WGLA maintains that the contract was terminated for convenience and that they were not paid for all amounts owed under the agreement, including early contract termination fees, and has filed an arbitration claim against the Company for $16.8 million plus value added taxes.  The Company has filed a counterclaim against WGLA for $2.5 million.  The arbitration proceedings are scheduled to take place in Denver, Colorado in November 2008; however, the outcome of the arbitration proceedings cannot be determined at the present time.

The Company has been notified of various lawsuits and legal actions that have been filed against governmental agencies by a group of mine opponents seeking nullification of various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro mine.  Various lawsuits and legal actions have been filed by members of this group over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies.  In the event of an adverse ruling from any of the unresolved lawsuits, the Company may be forced to suspend or cease project construction or operating activities.

Risk Factors

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and involve numerous risks, including those described under the heading “Item 3.  Key Information — D) Risk Factors” in this Annual Report on Form 20-F.  In addition, as a result of the Company’s transition from an exploration company to a gold and silver producer, the Company is subject to additional risks including, among others, risks associated with the operation of a mine, such as uncertainty concerning the Company’s ability to hire and retain qualified personnel, risks of labor disruptions, power outages, landslides, flooding, encountering unexpected geologic formations or unanticipated variations in grade, uncertainty concerning the Company’s ability to obtain suitable machinery, equipment and parts, metallurgical and other processing problems, mechanical equipment performance problems, occurrence of accidents, force majeure factors, unanticipated transportation costs, and weather conditions, any of which can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures and production commencement dates.  The Company has prepared estimates, and relies on the estimates of consultants and management, of future production, schedules and cash and total costs in respect of its Cerro San Pedro mine.  There is no assurance that such estimates will be achieved.  Actual production from the Cerro San Pedro mine may vary from such estimates for a variety of reasons such as the actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, as well as the foregoing risks associated with the operation of a mine.

The Company’s primary operations are located in Mexico where most of its obligations and disbursements are denominated in Mexican pesos.  The Company has not entered into any hedging activity for foreign currency risk with respect to the Mexican peso.

Forward-Looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934 and applicable Canadian securities legislation, and are intended to be subject to the safe harbor protection of those provisions.  All statements, other than statements of historical facts, included in this document and in press releases and public statements by our officers or representatives, that address activities, events or developments that management of the Company expects or anticipates will or may occur in the future, are forward-looking statements, including, but are not limited to, those relating to the Company’s transition from an exploration company to a gold and silver producer, projections of production and scheduling, cash and total costs, anticipated cash flow to be generated by mining operations and through exercise of warrants, start-up of any new project, results of exploration efforts, status of required permits from governmental and regulatory authorities, status of lawsuits filed against governmental agencies including lawsuits filed by Project Opponents with respect to the Company’s Cerro San Pedro mine, and any other information about the future business and prospects of the Company.  In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “estimate”, “anticipate”, “project” and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described above as well as those set forth under the heading “Item 3.  Key Information — D) Risk Factors” in the Company’s latest Annual Report on Form 20-F.  These may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company’s recent transition from an exploration company to a gold and silver producer including, among others:

•

Risks that declines in market prices of gold or silver could adversely affect our financial performance;

•

Risks of adverse changes in foreign currency exchange rates;

•

Risks relating to volume and grade of ore reserve recoveries;

•

Risks that production rates may not be as anticipated;

•

Operational risks over which we have no control such as unanticipated ground and water conditions; geological problems; metallurgical and other processing problems; accidents; interruption of energy supply; labor disputes; or inability to hire and retain a sufficient number of skilled employees;

•

Risks of shortages of equipment and supplies;

•

Risks of increased production costs;

•

Risks relating to development projects such as our El Morro project including unanticipated costs;

•

Risks relating to requirements for compliance with environmental and regulatory requirements and related costs;

•

Risks relating to conducting operations in foreign countries;

•

Risks relating to legal proceedings including those involving our Cerro San Pedro mine; and

•

Possible inability to obtain additional funding for exploration and development projects.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as may be required under applicable securities laws.

C) Research and Development, Patents and Licenses, Etc.

As the Company is a mineral exploration company that has recently commenced production on one of its properties, the information required by this section is inapplicable.

D) Trend Information

The Company has incurred net losses in three of the last five fiscal years due to the lack of an operating property or other revenue generating activity. The exceptions were the 2005 fiscal year when the Company had net income of $8.0 million as a result of foreign exchange gains of $1.1 million and income from property payments totaling $8.4 million, and the 2004 fiscal year when the Company had net income of $1.4 million principally as a result of foreign exchange gains totaling $2.2 million.

In May 2007, the Company commenced production of gold and silver at its Cerro San Pedro mine in Mexico. Management anticipates that the aforementioned trend of losses may reverse after the Company achieves profitable mining operations at its 100%-owned Cerro San Pedro gold and silver project.  During its initial eight months of operations through December 31, 2007, the Company produced 26,294 ounces of gold and 406,641 ounces of silver.  During the same period, the Company sold 24,278 ounces of gold at an average realized price of $734.89 per ounce and 371,333 ounces of silver at average realized price of $13.52 per ounce.  The Company anticipates that gold and silver production during 2008 will be 80,000 ounces and 1.35 million ounces, respectively.  The Company’s gold and silver production, and revenues for 2007 reflect partial year results during the Company’s start-up year of operations and are not indicative of future operating results or financial condition.

E) Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements required to be disclosed in this Annual Report on Form 20-F.

F) Tabular Disclosure of Contractual Obligations

The information required by this section is included under “B) Liquidity and Capital Resources”.

ITEM 6 Directors, Senior Management and Employees

A) Directors and Senior Management

The following table sets forth the name, municipality of residence, age and the office (if any) held with the Company of each of the officers and directors of the Company.

Name and Municipality of Residence	Age	Office Held	Director Since
Craig J. Nelsen[2,3,4] Centennial, Colorado	56	Chairman, Director	1994
Richard J. Hall Centennial, Colorado	57	President, Chief Executive Officer and Director	1999
J. Alan Spence[1,2,3] Toronto, Ontario	70	Director	1994
Ian A. Shaw[1,2,3] Toronto, Ontario	68	Director	1994
Amjad (“A.J.”) Ali[1] Castle Rock, Colorado	64	Director	2005
Robert Martinez[4] Coeur d’Alene, Idaho	61	Director	2005
Jorge Mendizabal[4] San Luis Potosi, Mexico	68	Director	2005
Thomas F. Pugsley Oakville, Ontario	65	Director	2007
Troy J. Fierro[5] Centennial, Colorado	44	Vice President of Operations	___
Bradley J. Blacketor Lone Tree, Colorado	49	Vice President, Chief Financial Officer & Secretary	___
Mark A. Petersen[6] Lakewood, Colorado	48	Vice President of Exploration	___

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

Craig J. Nelsen holds a Master of Science degree in Geology from the University of New Mexico and a Bachelor of Arts degree in Geology from the University of Montana, and has been involved in exploration and mining for over 31 years. From January 1991 to January 1994, Mr. Nelsen was Senior Vice-President of Exploration with Lac Minerals Ltd, and Chairman of the Board of Directors and Chief Executive Officer of the Company from January 1994 through March 1999. In April 1999, Mr. Nelsen resigned as Chief Executive Officer of the Company but continues to serve as its Chairman. Mr. Nelsen was the Executive Vice-President of Exploration and Development for Gold Fields Ltd., an international gold mining company from April 1999 through May 2007.  Mr. Nelsen is currently the President, Chief Executive Officer and a Director of Avanti Mining Inc., a minerals exploration company.

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

A.J. Ali is a Chartered Accountant with 25 years of experience in the mining and petroleum industries, and another 10 years of experience in the transportation and aerospace services sector. Mr. Ali is currently the Chief Financial Officer of Avanti Mining Inc. and a Director of Centenario Copper Corporation. Mr. Ali was the Executive Vice-President and Chief Financial Officer of EuroZinc Mining Corporation from 2004 to 2006. From 1998 to 2003, Mr. Ali was the Chief Operating Officer and Chief Financial Officer of Resource 21, a subsidiary of Boeing, designed to produce satellite-based imaging data and information services primarily for the agricultural industry. From 1992 to 1998, Mr. Ali was the Vice-President, Finance and Chief Financial Officer of Vista Gold Corp., a gold mining company listed on the Toronto Stock Exchange and the American Stock Exchange. From 1981 to 1991, Mr. Ali held various senior financial positions with Denison Mines Limited, with the last one being the Vice President, Finance of its subsidiary Quintette Coal Limited, a company that mined metallurgical coal for export to the Japanese steel industry. Mr. Ali has been a Director of the Company since June 2005.

Robert Martinez has over thirty years of experience in the mining industry. From 1988 until his retirement in 2004, Mr. Martinez worked for Coeur d’Alene Mines Corporation, most recently as President and Chief Operating Officer. Prior to joining Coeur d’Alene Mines Corporation, Mr. Martinez held senior positions with Amselco Minerals, Phelps Dodge Corporation and Amax, Inc. Mr. Martinez holds a Bachelor of Science in Metallurgical Engineering from the University of Arizona. Mr. Martinez has been a Director of the Company since June 2005.

Jorge Mendizabal is the Managing Director of Minera San Xavier, S.A. de C.V. (“MSX”), the Corporation’s wholly owned subsidiary which holds the Cerro San Pedro project. Mr. Mendizabal has been a Director of MSX since 1998. From 2000 to present, Mr. Mendizabal has been the General Director and President of the Board of Firex, S.A. de C.V., a metals recovery consulting company. Mr. Mendizabal has been a Director of Fyrem, S.A. de C.V., which operates a recycling smelter, since 1998. From 1998 to 2001, Mr. Mendizabal was the General Director and President of the Board of Fyrem, S.A. de C.V. Mr. Mendizabal has been a Director of the Company since June 2005.

Thomas F. Pugsley has over 40 years of extensive experience in building and operating mines.  Mr. Pugsley is currently the Chairman and Director of First Nickel Inc.  Prior to that, he held various senior management positions for Falconbridge Limited including Senior Vice President, Projects and Engineering which included responsibilities for the US$1.8 billion Collahuasi Project in Chile, development and construction of the Raglan Project in Nunavut, Canada and evaluation and development of the Koniambo Project in New Caledonia. Mr. Pugsley holds a Bachelor of Science in Mining Engineering from the Royal School of Mines in London England and a Masters Degree in Mining Engineering from McGill University in Montreal. Mr. Pugsley has been a Director of the Company since December 2007.

Troy J. Fierro holds a Bachelor of Science degree in Mine Engineering from the South Dakota School of Mines and Technology.  He also attended Advanced Mine Feasibility and Design courses at the Queens University in Kingston, Ontario.  Mr. Fierro has over 23 years of experience in the mining industry and was previously the Vice President Operations for Coeur d’Alene Mines Corporation.  Mr. Fierro began his mining career at the Homestake Gold Mine in Lead, South Dakota which eventually progressed to senior management positions with several international precious metals producers.  Mr. Fierro has been a Director on the Nevada Mining Association and the Northwest Mining Association Boards.

Bradley J. Blacketor holds a Bachelor of Science degree in Business Administration with distinction from Indiana University and a Masters degree in Business Administration from Colorado State University. He is also a Certified Public Accountant. He has over 25 years of experience in domestic and foreign accounting, taxation and finance. He was Chief Financial Officer and Secretary for Mincorp Ltd. of Denver, Colorado (1991 to 1997), Vice President and Controller of Pincock, Allen & Holt, Inc. of Lakewood, Colorado (1988 to 1991) and an Audit Manager at Touche Ross & Co. in Denver, Colorado (1983 to 1988). He was appointed Chief Financial Officer and Secretary for the Company in 1997 and Vice President of the Company in June 2003.

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

B) Compensation

Summary Compensation Table

		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Retirement Plan (US$)	Securities Under Options Granted (#)	Restricted Stock Units Granted[1] (#)	Other Compensation (US$)[2]
Richard J. Hall President & CEO	2007	$216,667	$149,200	$10,250	113,500	37,100	$1,354
Troy J. Fierro Vice President of Operations	2007	$156,667	$76,400	$7,050	64,500	49,000	$36,732
Bradley J. Blacketor VP, CFO & Secretary	2007	$153,750	$73,800	$7,688	58,800	18,300	$753
Mark A. Petersen Vice President of Exploration[3]	2007	$113,350	$53,800	$5,699	44,300	13,400	$1,245

1 In November 2005, the Directors adopted a restricted stock unit (“RSU”) plan. The plan provides for the Compensation Committee of the Board of Directors to grant RSUs to employees pursuant to vesting and other conditions as determined by the Compensation Committee; however, the vesting period may not exceed three years from the award date and may be accelerated at the discretion of the Compensation Committee. The settlement value of RSUs will be made in cash and is calculated as the average closing price of the Company’s common shares on the Toronto Stock Exchange for the five trading days preceding the date of settlement. On May 24, 2007, the Compensation Committee granted Mr. Hall, Mr. Fierro, Mr. Blacketor and Mr. Petersen 37,100, 19,000, 18,300 and 13,400 RSUs, respectively.  The RSU’s will vest on May 24, 2010.  On December 13, 2007, the Compensation Committee granted Mr. Fierro 30,000 RSUs, which vest on December 13, 2010.

2 Other compensation for Mr. Fierro includes $35,861 for relocation expenses.

3  Mr. Petersen was promoted to Vice President of Exploration on March 16, 2007.

Director Compensation

Prior to March 2007, non-executive Directors were entitled to annual retainer fees as follows: $5,000 annual board retainer fee, $5,000 annual board committee chairperson fee, $2,500 annual audit committee member fee (non-chairperson) and $500 for each board meeting attended.

The Compensation Committee of the Board of Directors commissioned a compensation study to review, among other things, compensation paid by similar companies to non-executive directors as a result of the Company’s transition to a producing mining company.  Based on recommendations from the study, non-executive director annual retainer fees for 2007 will be as follows:

•	Annual Retainer Fee	$ 7,500
•	Board Meeting Attendance Fee	$ 500
•	Board Chairman Annual Fee	$20,000
•	Audit Committee Chairman Annual Fee	$15,000
•	Audit Committee Members Annual Fee	$10,000
•	Other Committee Chairman Annual Fee	$10,000

Annual Director fees totaling $189,228 and $57,477 were paid to the Company’s non-executive Directors in 2007 and 2006, respectively.

Directors are also entitled to other remuneration as determined by the Board of Directors.

In May 2005, the Company entered into a consulting agreement with Mr. Martinez to provide technical advisory services with respect to the Cerro San Pedro project at the rate of $1,000 per day plus out-of-pocket expenses. Effective April 1, 2007, the Mr. Martinez’s consulting agreement was amended to increase his consulting rate to $1,250 per day.  The Company incurred technical advisory fees pursuant to these agreements totaling $9,000, $69,875 and $173,840 for the years ended December 31, 2005, 2006 and 2007, respectively.

In October 2004, the Company entered into a consulting agreement with a company controlled by Mr. Mendizabal to provide management services for the Company’s Cerro San Pedro project. The agreement, as amended, provides for consulting fees of $6,250 per month. On April 1, 2007, the consulting fees were increased to $7,188 per month.  The Company incurred management fees pursuant to these agreements totaling $72,500, $75,000 and $83,440 for the years ended December 31, 2005, 2006 and 2007, respectively.

Non-executive Directors are also entitled to reimbursement from the Company of out-of-pocket costs incurred in connection with acting in their capacities as directors.

Retirement Plan

Since 1997, the Company has sponsored a defined contribution tax-deferred retirement plan in accordance with the provisions of Section 401(k) of the U.S. Internal Revenue Code (the “Retirement Plan”). The Retirement Plan is available to all permanent U.S.-based employees. The purpose of the Retirement Plan is to enable the Company’s employees to make tax-deferred contributions to a trust established under the Retirement Plan. Upon termination of an employee’s employment with the Company, all amounts contributed by the employee to the Retirement Plan, as well as amounts contributed by the Company on behalf of the employee in respect of which the employee has vested, may be paid out to the employee, rolled into another retirement plan maintained by another employer or rolled into an eligible rollover account under the U.S. Employee Retirement Income Security Act.

Under the Retirement Plan, U.S.-based employees of the Company and its affiliates may elect to defer up to 100% of their compensation, but not to exceed $15,500 for 2007 ($15,000 for 2006), by way of payroll deductions (“employee contributions”). The Retirement Plan also allows for employees that are at least age 50 by year end to defer an additional $5,000 for 2007 ($5,000 for 2006). The Company makes a matching contribution to the Retirement Plan in common shares of the Company or cash, subject to a maximum of 50% of the employee’s contribution up to 10% of the employee’s compensation. By way of example, if an employee elects to contribute 8% of his or her compensation to the Retirement Plan, the Company contributes 4% of the employee’s compensation, in the form of common shares of the Company or cash, to the Retirement Plan. If an employee elects to contribute 15% of his or her compensation, the Company contributes 5% of that employee’s compensation, in the form of common shares of the Company or cash, to the Retirement Plan. The employee vests in respect of the Company’s contributions upon completion of three years’ employment with the Company or its affiliates. At the Company’s Annual General Meeting of shareholders on June 7, 2001, the shareholders approved the issuance of up to 300,000 shares of Metallica common stock to satisfy the Company’s obligations as to employer matching contributions under the Retirement Plan. As of March 13, 2008, common shares totaling 145,650 had been issued pursuant to the Retirement Plan.

Employment Contracts

The Company has entered into employment contracts with each of its four executive officers: Richard J. Hall, President and Chief Executive Officer; Bradley J. Blacketor, Vice President, Chief Financial Officer and Secretary; Troy J. Fierro, Vice President of Operations and Mark A. Petersen, Vice President of Exploration.  The contracts are for an unlimited term and provide that in the event the executive officer’s employment is terminated by the Company for other than Manifest Cause, as defined, or if the executive officer resigns from his employment for Good Reason, as defined, the Company shall pay to the executive officer a lump sum amount equal to three times the executive officer’s annual salary currently in effect.

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

The Board of Directors has assigned specific governance responsibilities to three committees of the board, as follows:

Audit Committee

The Company has an Audit Committee which performs the functions as defined in applicable regulatory and stock exchange requirements. The Audit Committee is composed of three non-management directors who are appointed by the Board. The committee reviews the Company’s annual financial statements and quarterly financial statements prior to their acceptance by the Board of Directors. The Committee is also responsible for reviewing the Company’s financial reporting procedures and the adequacy of its internal controls, in addition to other duties as outlined in the Audit Committee Charter. It considers the report of the external auditors and examines the fees and expenses for audit services and it recommends to the Board the independent auditors for appointment by the shareholders. It may undertake additional tasks at the request of the Board. The Audit Committee is composed of A.J. Ali (Chairman), Ian A. Shaw and J. Alan Spence.

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

Nominating Committee

The Nominating Committee consists of two non-management directors. The Committee is responsible for proposing new nominees to the board and for assessing directors on an ongoing basis, in addition to other duties as outlined in the Nominating Committee Charter. The Committee is also responsible for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors. The Nominating Committee is composed of Ian A. Shaw (Chairman), Craig J. Nelsen and J. Alan Spence.

Health and Safety Committee

The Health and Safety Committee consists of three directors. The Committee is responsible for addressing health, safety and environmental concerns that affect the Company.  The Health and Safety Committee is composed of Robert Martinez (Chairman), Craig J. Nelsen and Jorge Mendizabal.

D) Employees

The number of employees at the end of each of the past three years is summarized below.

	2007	2006	2005
United States: Management Professional Administrative/support	5 4 1	6 2 1	4 0 1
Mexico: Management Professional Administrative/support/union	7 44 219	6 37 142	5 11 63
Chile: Professional Administrative/support	3 3	1 1	1 —

E) Share Ownership

The following table sets forth certain information as of March 13, 2008 regarding director and officer share ownership, option and warrant holdings, and outstanding options to purchase the Company’s common shares.

Identity of Person or Group	Beneficial Share Ownership[1]	Number of Options[2]	Number of Warrants[1]	Beneficial Ownership Percentage[1]	Exercise Price of the Options/ Warrants (Cdn$)	Expiration Date of the Options/ Warrants
Craig J. Nelsen	777,500	25,000 50,000 23,600	—	*	1.64 3.04 5.07	03/10/10 05/23/11 05/24/12
J. Alan Spence	74,750	25,000 50,000 13,300	—	*	1.64 3.04 5.07	03/10/10 05/23/11 05/24/12
Ian A. Shaw	73,750	25,000 50,000 18,500	—	*	1.64 3.04 5.07	03/10/10 05/23/11 05/24/12
Richard J. Hall	497,512	150,000 200,000 76,500 37,000	20,000	*	1.64 3.10 3.04 5.07 5.03	03/10/10 12/11/08 05/23/11 05/24/12 12/13/12
A.J. Ali	16,600	50,000 50,000 10,800	100,000	*	1.42 3.04 3.10 5.07	06/09/10 05/23/11 12/11/08 05/24/12
Robert Martinez	—	50,000 50,000 87,700	—	*	1.42 3.04 5.07	06/09/10 05/23/11 05/24/12
Thomas F. Pugsley		25,000			4.53	12/18/12
Jorge Mendizabal	16,000	33,333 16,667 50,000 44,200	—	*	1.64 1.42 3.04 5.07	03/10/10 06/09/10 05/23/11 05/24/12
Bradley J. Blacketor	50,748	100,000 100,000 37,800 21,000	—	*	1.64 3.04 5.07 5.03	03/10/10 05/23/11 05/24/12 12/13/12
Mark A. Petersen	8,203	15,000 30,000 27,600 16,700	—	*	1.64 3.04 5.07 5.03	03/10/10 05/23/11 05/24/12 12/13/12
Troy J. Fierro	2,443	155,000 39,200 25,300	—	*	3.67 5.07 5.03	04/14/11 05/24/12 12/13/12

1 Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares or warrants owned by a person and the percentage ownership of that person, common shares subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of March 13, 2008, are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. This table has been prepared based on 93,162,076 common shares outstanding as of March 13, 2008.

2 Includes vested and non-vested options.

* Less than 1%.

The Company’s stock option plan was designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term and to reward employees and service providers for both past and future performance. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibilities and the importance of his/her position with, and contribution to, the Company. In 2006, the shareholders approved an amendment to the stock option plan which provides for a maximum of 7.5 million common shares that may be issued after April 19, 2006.  As of March 13, 2008, a total of 1,748,933 common shares had been issued subsequent to April 19, 2006.

ITEM 7 Major Shareholders and Related Party Transactions

A) Major Shareholders

The Company’s securities are recorded on the books of its transfer agent in registered form. The majority of such shares are, however, registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective clients. The Company does not have knowledge of the beneficial owners thereof. To the best of the Company’s knowledge, the following is a summary of shareholders who have owned 5% or more of the Company’s shares as of December 31, 2007, 2006 or 2005. The Company is not aware of any other shareholders with a 5% or greater share position in the Company.

Beneficial Shareholders (5% or greater)	As of December 31, 2007		As of December 31, 2006		As of December 31, 2005
	No. of Shares	Percentage ownership	No. of Shares	Percentage ownership	No. of Shares	Percentage ownership
Van Eck Associates Corporation[2] 99 Park Avenue New York, NY 10016	4,878,546	5.26%	<5%	<5%	<5%	<5%
Sun Valley Gold LLC[1] 620 Sun Valley Rd. P.O. Box 2759 Sun Valley, ID 83353	<5%	<5%	<5%	<5%	3,681,100	4.4%
Xstrata Plc (formerly Falconbridge Limited)[3] Bahnhofstrasse 2 6301 Zug Switzerland	8,210,000	8.85%	8,210,000	8.92%	8,210,000	9.86%
Royce & Associates, LLC[4] 1414 Avenue of the Americas New York, NY 10019	<5%	<5%	3,146,600	3.42%	5,079,100	6.1%

1 Based on Schedule 13G filed February 14, 2006. Includes warrants exercisable into common shares.

2 Based on Schedule 13G filed February 14, 2008.

3 Based on Schedule 13G filed January 19, 2006 by Falconbridge Limited.  No Form 13G was filed by Xstrata in 2006 or 2007 –

    Management has assumed that these shares continue to be held by Xstrata at December 31, 2007.

4 Based on Schedule 13G filed on February 12, 2007 and February 6, 2006.

Each share held by the major shareholders named above is entitled to voting rights that are the same as accorded to all shareholders of the Company.

To the best of the Company’s knowledge, at December 31, 2007, 17,081,381 common shares were held by 537 registered record holders in the U.S. The number of outstanding shares of the Company’s common stock at March 13, 2008 was 93,162,076. To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government, or by any other natural or legal persons severally or jointly.

B) Related Party Transactions

The Company entered into consulting agreements with Robert Martinez, who became a Director of the Company on June 9, 2005, to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses. On March 28, 2007, Mr. Martinez’s consulting rate was increased to $1,250 per day.  In October 2004, the Company entered into a consulting agreement with a company controlled by Jorge Mendizabal. The agreement, as amended, provides for consulting fees of $6,250 per month. On April 1, 2007, the consulting fees were increased to $7,188 per month.  Mr. Mendizabal became a Director of the Company on June 9, 2005. Please see “Item 6. Directors, Senior Management and Employees, B) Compensation – Director Compensation” for additional information.

C) Interests of Experts and Counsel

This Form 20-F is being filed as an Annual Report under the Exchange Act and, as such, there is no requirement to provide any information under this section.

ITEM 8 Financial Information

A) Consolidated Financial Statements and Other Financial Information

This Annual Report contains the audited consolidated financial statements of the Company for the years ended December 31, 2007, 2006 and 2005, including an Audit Report dated March 13, 2008. The following financial statements are included: Consolidated Balance Sheets as at December 31, 2007 and 2006; Consolidated Statements of Operations and Deficit for the Years Ended December 31, 2007, 2006 and 2005; Consolidated Statement of Comprehensive Loss for the Year Ended December 31, 2007; Consolidated Statement of Accumulated Other Comprehensive Loss for the Year Ended December 31, 2007 and Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2006 and 2005. Also included are Notes to the Consolidated Financial Statements for the Years Ended December 31, 2007, 2006 and 2005. The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as described in Note 16 to the consolidated financial statements, there are no material measurement differences, for the purposes of these financial statements, between accounting principles generally accepted in Canada and the United States.

Legal Proceedings

As previously reported, the Company has been notified of various lawsuits and legal actions that have been filed by a group of project opponents (“Project Opponents”) against governmental agencies.  The Project Opponents seek to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro mine.  Various lawsuits and legal actions have been filed by members of this group over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies.  In the event of an adverse ruling from any of the unresolved lawsuits, the Company’s operations may be negatively impacted.

As previously reported, the Company has been informed of a lawsuit filed against the Federal Mining Bureau and the Secretary of the Economy seeking nullification of the Company’s Temporary Occupancy and Right of Way Authorization for ejido Cerro de San Pedro land and ejido Palma de la Cruz land. In the event of an adverse ruling from this lawsuit, the Company’s surface rights access will revert to the 15-year lease agreements that were entered into with the possessionary rights holders at Cerro de San Pedro and ejido Palma de la Cruz, the validity of which has been upheld in the courts.

As previously reported, in June, 2007, the Company terminated its mining contract with WGLA at its Cerro San Pedro mine.  WGLA maintains that it was not paid for all amounts owed under the agreement, including early contract termination fees, and has filed an arbitration claim against the Company for $16.8 million plus value added taxes.  The Company has filed a counterclaim against WGLA for $2.5 million.  The arbitration proceedings are scheduled to take place in Denver, Colorado in November 2008; however, the outcome of the arbitration proceedings cannot be determined at the present time.

Dividend Policy

The Company has not paid any dividends on its Common Shares and has no policy with respect to the payment of dividends.

B) Significant Changes

There have been no significant changes since the date of the audited financial statements, December 31, 2007.

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

On December 11, 2003, a total of 19,350,000 warrants to purchase Common Shares of the Company began trading on the TSX under the symbol “MR.WT”. The warrants were issued in connection with a Canadian public offering of common shares that closed on December 11, 2003. Each warrant is exercisable into one Common Share at any time through December 11, 2008 at a price of Cdn$3.10 per share.  As of March 13, 2008, a total of 19,245,600 of these warrants were outstanding.

On December 20, 2006, the Company issued 7.7 million units in a private placement at a price of Cdn$4.50 per unit for gross proceeds of Cdn$34.5 million (US$28.1 million, net of issue costs).  Each unit consisted of one common share and one-half of one common share purchase warrant.  Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$5.50 for a period of three years to December 20, 2009.  As of March 13, 2008, a total of 3,835,250 of these warrants were outstanding.

The following table sets out the annual high and low closing market prices of the Common Shares on the TSX and the AMEX during the last five fiscal years:

	TSX High (Cdn$)	TSX Low (Cdn$)	AMEX[1] High (US$)	AMEX[1] Low (US$)
2003	2.55	1.12	1.96	1.55
2004	2.87	1.15	2.15	0.85
2005	2.50	1.26	2.16	1.03
2006	4.89	2.28	4.25	1.97
2007	6.24	3.62	6.10	3.36

1 The Company commenced trading on the AMEX on October 30, 2003.

The following table sets out the closing market price range of the Common Shares on the TSX and the AMEX for the last two years by fiscal quarter:

	TSX High (Cdn$)	TSX Low (Cdn$)	AMEX High (US$)	AMEX Low (US$)
Fiscal 2006
First Quarter	3.89	2.28	3.36	1.97
Second Quarter	4.23	2.89	3.66	2.57
Third Quarter	3.81	3.22	3.42	2.89
Fourth Quarter	4.89	3.29	4.25	2.91
Fiscal 2007
First Quarter	6.05	4.32	5.24	3.67
Second Quarter	6.24	4.39	5.50	4.08
Third Quarter	5.37	3.62	5.11	3.36
Fourth Quarter	5.66	4.44	6.10	4.41

The following table sets out the high and low closing market prices of the Common Shares on the TSX and the AMEX for the last six months:

	TSX High (Cdn$)	TSX Low (Cdn$)	AMEX High (US$)	AMEX Low (US$)
September 2007	4.75	4.20	4.79	3.99
October 2007	5.50	4.44	5.75	4.41
November 2007	5.66	4.67	6.10	4.90
December 2007	5.40	4.51	5.51	4.41
January 2008	5.78	4.75	5.73	4.63
February 2008	5.44	4.75	5.69	4.75

On March 13, 2008 the closing price of the Common Shares was Cdn$5.50 on the TSX and US$5.58 on the AMEX.

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

Each common share is entitled to share equally with each other common share in dividends from sources legally available therefore, when, as, and if declared by the board of directors and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company that are available for distribution to the holders of the common share. Each holder of common share of the Company is entitled to one vote per share. Cumulative voting shall not be allowed in the election of directors or for any other purpose, and the holders of common share have no preemptive rights, redemption rights or rights of conversion with respect to the common share. All outstanding shares of common share and all shares underlying any warrants when issued will be fully paid and non-assessable by the Company. The Company is authorized to issue an unlimited number of common shares within the limits of the CBCA and without stockholder action.

All common shares have equal voting rights and voting rights are not cumulative. The holders of more than 50% of the common shares of the Company could, therefore, if they chose to do so and unless subject to a voting agreement to the contrary, elect all the directors of the Company.

The only changes to the by-laws/articles of incorporation since September 22, 1995 are presented below:

Preference Shares

On June 18, 1998 the shareholders approved an amendment to the Company’s articles of incorporation to create a new class of preference shares issuable in series (“Preference Shares”). Such amendment was subsequently incorporated in the Company’s Articles of Continuance. The rights, privileges, restrictions and conditions attaching to the Preference Shares as a class are as follows:

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

Adoption of Rights Plan

A Shareholder Rights Plan (the “Rights Plan”) was approved by the Board of Directors on April 20, 2006 and ratified by the shareholders on May 23, 2006.  The Rights Plan has an initial term of three years.  The provisions of the Rights Plan are set out in an agreement dated as of April 20, 2006 (the “Rights Plan Agreement”) between the Company and Equity Transfer Services Inc., as Rights Agent, as previously filed by the Company.  Under the Rights Plan, one right to purchase one additional Common Share (a “Right”) has been issued and attached to each issued and outstanding Common Share.  Until the Separation Time (as defined in the Rights Plan Agreement), Rights may not be separated from the Common Shares, such that each transfer of Common Shares includes a transfer of the Rights attaching to such Common Shares.

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

Notice of each shareholders’ meeting must be sent to each of the shareholders, directors and auditor of the Company not less than 21 days and not more than 60 days before the meeting. The Company is required to prepare an alphabetical list of shareholders entitled to receive notice of a meeting, showing the number of shares held by each shareholder, not less than ten days after the record date for determining shareholders entitled to receive such notice (or, if no such record date is fixed, as of the close of business on the day immediately preceding the day on which the notice is given). A shareholder whose name appears on the list is entitled to vote the shares shown opposite their name at the meeting to which the list relates. Each shareholder whose name appears on such list may attend the meeting in person, or may by a written proxy appoint a proxyholder, who need not be a shareholder, to attend and act at the meeting in the manner and to the extent authorized by the proxy.

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

Direct or indirect acquisitions of control of these excluded businesses are reviewable at the $5 and $50 million thresholds.

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

C) Material Contracts

The Company has entered into the following material contracts during the two years preceding the date of publication of this document:

•

Lease agreement between DESARROLLADORA DE PROYECTOS HIDROELÉCTRICOS, S.A. DE C.V  and Minera San Xavier, S.A. de C.V. dated January 1, 2008

•

Exploration Agreement with Property Acquisition Right between Boot Hill Gold and Metallica Resources Alaska Inc. dated July 9, 2007

•

Mining Lease Agreement between Timothy Ruppert and Patricia Ruppert, and Metallica Resources Alaska Inc. dated January 23, 2008

See “Item 6.  Directors, Senior Management and Employees” for information concerning the Company’s consulting agreements with Robert Martinez (director) and with a consulting company controlled by Jorge Mendizabal (director), and for information concerning the Company’s employment contracts with each of its four executive officers:  Richard J. Hall, President and Chief Executive Officer; Bradley J. Blacketor, Vice President, Chief Financial Officer and Secretary; Troy J. Fierro, Vice President of Operations and Mark A. Petersen, Vice President of Exploration.

D) Exchange Controls

There are not any governmental laws, decrees or regulations in Canada relating to restrictions on the import/export of capital affecting the remittance of interest, dividends or other payments to non-residential holders of the Company’s Common Shares. Any such remittances to United States residents, however, are subject to a 15% withholding tax pursuant to Article X of the reciprocal tax treaty between Canada and the United States. See “E) Taxation” below.

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

Disposition of Company Common Shares

A non-resident holder will not be subject to tax under the Canadian Tax Act on any capital gain realized on a disposition or deemed disposition of Common Shares provided such shares are not “taxable Canadian property” to such holder at the time of disposition. Generally, the Common Shares will not be taxable Canadian property to a non-resident holder described above, provided that such shares are listed on a prescribed stock exchange (which currently includes the TSX and the AMEX), and the holder, persons with whom such holder does not deal at arm’s length, or the holder and such persons, has not owned (or had under option) 25% or more of the issued shares of any class or series of the capital stock of the Company at any time within five years preceding the date in question.

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

The Company believes that it is a PFIC, as defined in Section 1297 of the Internal Revenue Code of 1986, for the year ended December 31, 2007. The Company believes that it was also a PFIC for the year ended December 31, 2006, but was not a PFIC for the year ended December 31, 2005. The Company’s determination in this respect has been made after reviewing the PFIC provisions and applying such provisions to its past and present situations. Although it is considered unlikely, there can be no assurance that the Company’s determination concerning its PFIC status may not be challenged by the IRS, or that the Company will be able to satisfy record-keeping requirements, which are imposed on certain PFICs. The Company intends to make annual information available to each U.S. holder as to its potential PFIC status and income to be reported.

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

ITEM 11 Quantitative and Qualitative Disclosures About Market Risk

The Company became a gold and silver producer in 2007 with the start-up of mining operations at its Cerro San Pedro gold and silver mine in Mexico and is also pursuing exploration and development of various precious and base metal properties throughout the Americas. The value of the Company’s properties is related to precious and base metals prices and changes in precious and base metals prices will affect the revenues it generates from the Cerro San Pedro mine in Mexico, and could affect the Company’s ability to generate future revenue from its portfolio of exploration projects.

Gold prices may fluctuate significantly from time to time and are affected by numerous factors, including the following: expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic circumstances and governmental policies, including those with respect to gold holdings by central banks. The demand for, and supply of, precious and base metals affect precious and base metal prices, but not necessarily in the same manner as demand and supply affect the prices of other commodities. The supply of precious and base metals consists of a combination of new mine production and existing stocks of bullion and fabricated inventories held by governments, public and private financial institutions, industrial organizations and private individuals. The demand for gold primarily consists of jewellery and investments, whereas the demand for copper and silver is principally from industrial applications. Additionally, hedging activities by producers, consumers, financial institutions and individuals can affect precious and base metals supply and demand. While gold, silver and copper can be readily sold on numerous markets throughout the world, the market value of these metals cannot be predicted for any particular time unless hedging activities are undertaken.  The Company does not engage in gold and silver hedging activities.

Because the Company has an operating mine in Mexico and exploration projects in North and South America, it is subject to foreign currency fluctuations. Most of the Company’s exposure to foreign currency fluctuations results from significant expenditures in Mexican pesos attributable at its Cerro San Pedro mine in Mexico. In addition, the Company holds significant cash and cash equivalent balances in Canadian dollars, whereas the Company’s functional currency is the U.S. dollar. The Company has not engaged in currency hedging to offset any risk of currency fluctuations.

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

ITEM 15 Controls and Procedures

Evaluation of Disclosure Controls

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its principal executive and financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Management carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities Exchange Act of 1934, as amended, as of December 31, 2007.  Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company to satisfy its continuous disclosure obligations, and are effective in ensuring that information required to be disclosed in the reports that the Company files is accumulated and communicated to management as appropriate to allow for timely decisions regarding required disclosure.

Internal Control over Financial Reporting

Internal control over financial reporting is defined in Rule 13a-15(f) and Rule 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that:

• pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

• provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

• provide reasonable assurance regarding prevention or timely detections of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  During the year the Company documented and assessed its systems of internal controls over financial reporting as contemplated pursuant to Rule 404 of the Sarbanes Oxley Act of 2002.  Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting.  Based on this assessment, management has concluded that as at December 31, 2007, the Company’s internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent public accounting firm, who have expressed their opinion in their report included with our annual consolidated financial statements.

Changes in Internal Control over Financial Reporting
The commencement of commercial production at the Cerro San Pedro mine on May 1, 2007 required the Company to supplement its internal control processes by adding controls to address revenue and receivables, production costs, amortization of mine development costs and inventory. Accordingly, these changes have materially affected the Company’s internal control over financial reporting.

ITEM 16 [Reserved]

ITEM 16A Audit Committee Financial Expert

The Company has an Audit Committee established by the Board of Directors. The members of the Audit Committee are A.J. Ali, J. Alan Spence and Ian A. Shaw. The Board has designated Mr. A.J. Ali as the “Audit Committee Financial Expert” as that term is defined under Section 407 of the Sarbanes-Oxley Act of 2002. Mr. Ali is “independent” as that term is defined under the rules of the American Stock Exchange.

ITEM 16B Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer and principal accounting officer. The Company’s Code of Business Conduct and Ethics is posted on its website, www.metal-res.com.

ITEM 16C Principal Accountant Fees and Services

The aggregate amounts billed by PricewaterhouseCoopers LLP, Chartered Accountants (“PWC”) to the Company for each of the fiscal years ended December 31, 2007 and 2006 for audit fees, audit-related fees, tax fees and all other fees are set forth below:

	Year Ended Dec. 31, 2007 (Cdn$)	Year Ended Dec. 31, 2006 (Cdn$)
Audit Services
Consolidated financial statements	$233,856	$130,166
Quarterly reviews	42,500	14,800
Total Audit Fees	276,356	144,966

Audit-related Services
Audit related services	9,701	—
Total Audit-related Fees	9,701	—
	$286,057	$144,966

The inclusion of fees is based on the accrual method (i.e., fees attributable to the fiscal year under audit) in each category. Fees relating to tax services for the Company are not provided by PWC.

The Audit Committee has adopted procedures requiring Audit Committee review and approval in advance of all particular engagements for services provided by the Company’s independent auditors. Consistent with applicable laws, the procedures permit limited amounts of services, other than audit, review or attest services, to be approved by one or more members of the Audit Committee pursuant to authority delegated by the Audit Committee, provided the Audit Committee is informed of each particular service. All of the engagements and fees for 2007 and 2006 were pre-approved by the Audit Committee. The Audit Committee reviews with PWC whether the non-audit services to be provided are compatible with maintaining the auditors’ independence.  Permissible non-audit services will be limited to fees for tax services, technical accounting assistance or audits in connection with acquisitions, and other services specifically related to accounting or audit matters such as prospectus filings, registration statement filings or private placements.

ITEM 16D Exemptions from the Listing Standards for Audit Committees

The information referred to in this section is not applicable as to the Company, as it is not relying on an exemption from the AMEX listing standards for audit committees.

ITEM 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not conduct any repurchases of its equity securities during the fiscal year ended December 31, 2007.

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

Description of Document
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

*
4.7	Agreement between Glamis de Mexico, S.A. de C.V., et. al. and Minera San Xavier, S.A. de C.V., et. al. dated March 24, 2004 to acquire Glamis’ royalty interest in the Cerro San Pedro project	*
4.8	Lease between Ejido Cerro de San Pedro and Minera San Xavier, S.A. de C.V.	*
4.9	Mining Option to Purchase Contract between Sociedad Contractual Minera Los Potrillos and Metallica Resources Inc. dated September 2, 2004	*
4.10	Sale and Purchase and Assignment of rights in Net Smelter Return Royalty and Contractual position between Noranda Chile Limitada and Metallica (Barbados) Inc. dated December 15, 2004	*
4.11	Employment Agreement between Richard J. Hall and Metallica Resources Inc. and Metallica Management Inc. dated March 1, 2005	*
4.12	Employment Agreement between Bradley J. Blacketor and Metallica Resources Inc. and Metallica Management Inc. dated March 1, 2005	*
4.13	Consulting Agreement between Fred H. Lightner and Metallica Resources Inc. dated December 1, 2004	*
4.14	Services Agreement between Oliver Lennox-King and Metallica Resources Inc. dated June 11, 2004	*
4.15	Professional Services Contract between Firex and Minera San Xavier, S.A. de C.V. dated October 25, 2004	*
4.16	Amendment Agreement to the Professional Services Contract between Firex and Minera San Xavier, S.A. de C.V. dated April 15, 2005	*
4.17	Standby Agreement between Washington Group Latin America, Inc. and Minera San Xavier, S.A. de C.V. dated March 29, 2005	*

Description of Document
4.18	First Amendment to Mining Contract between Washington Group Latin America, Inc. and Minera San Xavier, S.A. de C.V. dated April 5, 2005	*
4.19	Consulting Agreement between Robert Martinez and Metallica Management Inc. dated May 1, 2005	*
4.20	Option Agreement between Full Metal Minerals Ltd. and Metallica Management Inc. dated September 2, 2005	*
4.21	Limited Notice to Proceed between Washington Group Latin America, Inc. and Minera San Xavier, S.A. de C.V. dated November 15, 2005	*
4.22	Consulting Agreement between Robert Martinez and Metallica Management Inc. dated February 1, 2006	*
4.23	Letter Agreement re: Standby Term between Washington Group Latin America and Minera San Xavier, S.A. de C.V. dated May 12, 2004	*
4.24	Professional Services Contract between Minera San Xavier, S.A. de C.V. and Caframi dated May 14, 2005	*
4.25	Employment Agreement between Troy J. Fierro and Metallica Resources Inc. and Metallica Management Inc. dated April 1, 2006
4.26	Employment Agreement between Mark A. Petersen and Metallica Resources Inc. and Metallica Management Inc. dated April 13, 2007
4.27	Lease agreement between DESARROLLADORA DE PROYECTOS HIDROELÉCTRICOS, S.A. DE C.V and Minera San Xavier, S.A. de C.V. dated January 1, 2008
4.28	Professional Services Contract between Firex and Minera San Xavier, S.A. de C.V. dated April 1, 2007
4.29	Exploration Agreement with Property Acquisition Right between Boot Hill Gold and Metallica Resources Alaska Inc. dated July 9, 2007
4.30	Mining Lease Agreement between Timothy Ruppert and Patricia Ruppert, and Metallica Resources Alaska Inc. dated January 23, 2008
8	Subsidiaries of the Company
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Description of Document
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
15.2	Consent of WLR Consulting, Inc.
15.3	Consent of William L. Rose, P.E.
15.4	Consent of Mark A. Petersen
15.5	Consent of Raúl R. Roco
15.6	Consent of Golder Associates

* Previously filed.

Metallica Resources Inc.

Consolidated Financial Statements
as at December 31, 2007 and 2006 and for the
years ended December 31, 2007, 2006 and 2005

Management’s Report

To the Board of Directors and Shareholders of Metallica Resources Inc.

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report and for the consistency between the consolidated financial statements and other financial and operating data contained elsewhere in the report. The accompanying consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and necessarily include amounts based on estimates and judgments.

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
President and Chief Executive Officer

“Bradley J. Blacketor”
Bradley J. Blacketor
Vice President, Chief Financial Officer and Secretary

March 20, 2008

Independent Auditors’ Report

To the Shareholders of Metallica Resources Inc.

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Metallica Resources Inc. (the “Company”) as at December 31, 2007 and audits of its 2006 and 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Metallica Resources Inc. as at December 31, 2007 and December 31, 2006, and the related consolidated statements of operations and deficit, comprehensive loss, accumulated other comprehensive loss, and cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Metallica Resources Inc.’s internal control over financial reporting as at December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting which is in Management’s Discussion and Analysis.  Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia, Canada
March 20, 2008

Metallica Resources Inc.
Consolidated Balance Sheets
December 31, 2007 and 2006
U.S. dollars (000’s, except share data)

	2007	2006
Assets
Current assets:
Cash and cash equivalents	$17,127	$44,762
Value-added tax and other receivables	3,777	2,787
Inventory (Note 4)	11,668	133
Deposits and prepaid expenses	1,418	204
Future income tax assets (Note 9)	4,194	—

	38,184	47,886

Mineral properties, plant and equipment (Note 5)	102,034	84,827
Other assets	804	240

Total assets	$141,022	$132,953

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$7,818	$5,789

Restricted stock units (Note 8(e))	1,015	557
Asset retirement obligation (Note 6)	1,481	611
Other liabilities (Note 7)	700	—
Future income tax liabilities (Note 9)	9,470	—

	20,484	6,957
Shareholders’ equity:
Share capital (92,773,665 common shares, 2006: 92,001,263) (Note 8(b))	135,832	133,572
Contributed surplus	1,485	1,485
Warrants (Note 8(d))	10,360	10,364
Stock options (Note 8(c))	3,405	2,474
Accumulated other comprehensive loss	(24)	—
Deficit	(30,520)	(21,899)

	120,538	125,996

Total liabilities and shareholders’ equity	$141,022	$132,953

Contingencies (Note 12)
Subsequent event (Note 17)

Approved by the Board:

“Craig J. Nelsen”
Craig J. Nelsen

“Amjad J. Ali”
Amjad J. Ali

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
Consolidated Statements of Operations and Deficit
For the years ended December 31, 2007, 2006 and 2005
U.S. dollars (000’s, except share data)

	2007	2006	2005

Revenues (Note 1):
Gold	$17,842	$—	$—
Silver	5,021	—	—

	22,863	—	—

Operating expenses (Note 1):
Production costs	21,704	—	—
Depreciation and amortization	1,311	—	—

	23,015	—	—

Operating loss	(152)	—	—

Other expense (income):
General and administrative	5,365	3,641	2,030
Exploration and business development	775	545	232
Restricted stock units	876	417	59
Write-down of mineral properties, plant and equipment	—	380	3
Foreign exchange gain	(2,729)	(695)	(1,045)
Income from property payments (Note 5)	—	—	(8,349)
Interest income	(1,202)	(1,216)	(1,037)

	3,085	3,072	(8,107)

Income (loss) before income taxes	(3,237)	(3,072)	8,107

Income tax provision (Note 9)	5,384	58	148

Net income (loss)	(8,621)	(3,130)	7,959

Deficit at beginning of period	(21,899)	(18,769)	(26,728)

Deficit at end of period	$(30,520)	$(21,899)	$(18,769)

Basic and diluted net income (loss) per share	$(0.09)	$(0.04)	$0.10

Weighted average number of common shares outstanding	92,404,717	84,110,240	82,952,717

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
Consolidated Statement of Comprehensive Loss
For the year ended December 31, 2007
U.S. dollars (000’s)

Net loss	$(8,621)
Net unrealized loss on available-for-sale securities	(34)

Comprehensive loss	$(8,655)

Metallica Resources Inc.
Consolidated Statement of Accumulated Other Comprehensive Loss
For the year ended December 31, 2007
U.S. dollars (000’s)

Balance at December 31, 2006	$—
Net unrealized gain on available-for-sale securities	10

Balance at January 1, 2007 on adoption of new accounting standard	10
Net unrealized loss on available-for-sale securities	(34)

Accumulated other comprehensive loss	$(24)

The accompanying notes are an integral part of these consolidated financial statements.

Metallica Resources Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2007, 2006 and 2005
U.S. dollars (000’s)

	2007	2006	2005

Cash flows provided from (used for) operating activities
Net income (loss)	$(8,621)	$(3,130)	$7,959
Non-cash items:
Depreciation and amortization	1,378	37	12
Stock-based compensation expense	1,505	1,177	341
Restricted stock unit expense	997	417	59
Future income tax expense	5,276	—	—
Other non-cash items	173	15	43
Write-down of mineral properties, plant and equipment	—	380	3
Changes in non-cash working capital and other assets (Note 14)	(9,514)	(1,262)	(251)

	(8,806)	(2,366)	8,166

Cash flows used for investing activities
Mineral properties, plant and equipment	(19,879)	(24,975)	(9,194)
Proceeds from property option payment	—	—	1,651
Deposits for construction	(368)	—	—
Other liabilities	(24)	—	—

	(20,271)	(24,975)	(7,543)

Cash flows provided from financing activities
Common shares and warrants issued for cash, net of issue costs	—	28,123	—
Proceeds from exercise of warrants	35	252	—
Proceeds from exercise of stock options	1,397	1,058	430

	1,432	29,433	430

Increase (decrease) in cash and cash equivalents	(27,645)	2,092	1,053
Cash and cash equivalents, beginning of period (Note 3)	44,772	42,670	41,617

Cash and cash equivalents, end of period	$17,127	$44,762	$42,670

Cash and cash equivalents consist of:
Cash on hand	$2,693	$961	$490
Short-term investments	14,434	43,801	42,180

	$17,127	$44,762	$42,670

Non-cash investing activities:
Increase (decrease) in accounts payable and other liabilities related to mineral properties, plant and equipment	$(2,797)	$3,592	$501
Income tax payments	$82	$47	$140

The accompanying notes are an integral part of these consolidated financial statements.

1.	Nature of Operations

Metallica Resources Inc. (the “Company”) operates a gold and silver mine in Mexico and is engaged in the acquisition, exploration and development of precious and base metal mineral deposits throughout the Americas.

The processing facilities for the Company’s Cerro San Pedro gold and silver mine were tested and determined to be operational on April 30, 2007. Effective May 1, 2007, commercial production commenced at the Cerro San Pedro mine. All revenues and operating costs recorded after May 1, 2007 are reflected in the Company’s statement of operations.

The Company also has a 30% interest in an advanced stage copper-gold exploration project in Chile and is pursuing various other exploration projects in the Americas.

2.	Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles (“GAAP”) in Canada. The significant measurement differences between these principles and those that would be applied to the Company under United States GAAP are described in Note 16.

Consolidation

These consolidated financial statements include the financial statements of the Company and its wholly owned subsidiaries, after elimination of intercompany balances and transactions.

•	Datawave Sciences Inc.	•	Minera Metallica Resources Chile Limitada

•	De Re Holdings Inc.	•	Minera San Xavier, S.A. de C.V.

•	Desarrollos Metallica C.A.	•	MMM Exploraciones, S.A. de C.V.

•	Great Frontier Resources Inc.	•	Raleigh Mining International Limited

•	Metallica (Barbados) Inc.	•	Servicios del Plata y Oro, S.A. de C.V.

•	Metallica Management Inc.	•	Sociedad Contractual Minera El Morro

•	Metallica Resources Alaska Inc.

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting periods. Significant estimates that involve highly subjective assumptions by management include estimates of recoverable gold and silver in ore on leach pad inventory, depletion and amortization calculations, estimates of fair value to assess asset impairment, estimates of asset retirement obligations, provisions for contingencies and litigation, estimates for stock-based compensation and valuation allowances for future income tax assets. Actual results could therefore differ from those reported.

Foreign Currency Translation

The Company considers the United States dollar to be the functional currency of all of its operations. Monetary assets and liabilities in foreign currencies and integrated foreign subsidiaries are translated into United States dollars at the exchange rate on the balance sheet date. Nonmonetary assets and liabilities are translated at historical exchange rates. Revenues and expenses are translated at average exchange rates, except for depreciation and amortization, and stock compensation expense, which are translated at historical rates. All exchange gains and losses are included in the statement of operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments that have original maturities of three months or less. The Company does not hold any asset-backed securities.

Inventory

The Cerro San Pedro mine is a run-of-mine heap leaching operation whereby gold and silver ore is mined and placed on leach pads without screening or crushing. Ore on leach pad represents mined ore that has been stacked on an impermeable pad and is being leached with chemical solutions to dissolve precious metals. The precious metals will be recovered in the processing plant in the form of partially refined gold and silver, called doré, which is sent to a third party refinery for processing into saleable precious metals. Inventories consist primarily of ore on leach pad and doré.

The amount of gold and silver in the ore on leach pad is measured by estimating the number of tonnes delivered to the leach pad, the number of contained ounces based on assay data and the estimated recoverable ounces based on metallurgical data. Although the quantities of recoverable gold and silver placed on the leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. The ultimate recovery of gold and silver from the leach pad is not known until the leaching process has concluded at the end of the mine life.

Ore on leach pad is valued at the lower of average production cost or net realizable value. Costs are added to ore on leach pad based on actual mining costs and amortization and depreciation incurred during the period, and are removed from the leach pad based on the average cost per recoverable ounce.

Doré inventory is valued at the lower of average production cost or net realizable value. Average production cost includes the average cost of the ore on leach pad incurred prior to the doré refining process, plus doré processing costs including applicable depreciation on the process plant facilities. Royalties, outside refinery charges and related transportation charges are allocated directly to production costs.

Supplies and reagents inventory are valued at the lower of average cost or replacement cost.

Mineral Properties, Plant and Equipment

The cost of acquiring mineral property interests, and related exploration and development costs incurred thereafter, are capitalized until commercial production is established, or the property is disposed of through sale or otherwise, or the carrying value has been impaired. Exploration expenditures incurred prior to the acquisition of a mineral property interest are expensed as incurred. Proceeds from the sale of an interest in a mineral property are credited against its carrying value until the payments received exceed the costs incurred, at which time they are recorded as income. If a property is put into commercial production, capitalized mineral property, exploration and development expenditures for that property are amortized over the estimated economic mine life using the units-of-production method based on estimated recoverable mineral reserves. Equipment, vehicles, buildings and furniture are amortized on the straight-line basis over the estimated useful life of the asset, which currently ranges from three to 20 years.

When events or changes in circumstances suggest impairment of long-lived assets, estimated undiscounted future net cash flows are calculated using estimated future metal prices, proven and probable reserves, value beyond proven and probable reserves, and estimated net proceeds from the disposition of assets on retirement less operating and sustaining capital and reclamation costs. Although management has made its best estimate of these factors, it is possible that material changes could occur that would adversely affect management’s estimate of undiscounted future net cash flows from its mineral properties. If projected undiscounted future cash flows are less than the carrying value, the estimated fair value is calculated using discounted future net cash flows and the asset is written down to fair value with an impairment charge to operations. When future net cash flows cannot be estimated and other events suggest impairment, management assesses whether carrying values can be recovered by considering alternative methods of determining fair value. If management’s estimate of the recoverable amount is less than a long-lived asset’s carrying value, the carrying value is written down to the estimated fair value.

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

Asset Retirement Obligations

Asset retirement obligations (“AROs”) are legal obligations associated with the retirement of a long-lived asset that results from the acquisition, construction, development or normal operation of a long-lived asset.

The Company recognizes the fair value of AROs in the period in which it incurs a legal obligation, if a reasonable estimate of fair value can be made, based on the present value of the estimated future cash settlement of the ARO. AROs are capitalized as part of the carrying amount of the associated long-lived asset and a liability is recorded. The capitalized asset retirement cost is amortized over the life of the related asset upon commencement of commercial production. The liability is accreted up to the date that the liability is finally settled in cash, subject to annual adjustments for changes in estimates. Accretion of the liability prior to commencement of commercial production was capitalized, whereas accretion of the liability after commencement of commercial production is reflected in production costs in the statement of operations.

Financial Instruments

At December 31, 2007, the carrying values of cash, deposits and accounts payable and accrued liabilities approximate their fair values due to the relatively short period to maturity of the instruments. Cash equivalents are recorded at fair value.

Foreign exchange risk principally arises from foreign currency fluctuations when cash is held in currencies other than U.S. dollars, and from operating expenses denominated in Mexican Pesos at the Company’s Cerro San Pedro mine. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

Production Costs

Production costs include ore and waste mining, ore processing, mine administration, transportation and refining, and royalties.

Revenue Recognition

Revenue is recorded when persuasive evidence of an arrangement exists, the dore has been shipped, title has passed to the purchaser, the price is fixed or determinable and the cash has been received. Settlement adjustments, if any, are reflected in revenue when the amounts are determinable.

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

Stock-based Compensation and Warrants

The Company recognizes stock-based compensation expense for all forms of employee stock-based compensation, including stock options. Stock-based compensation expense for stock options is determined based on the estimated fair values of the options on the date of grant using the Black-Scholes option pricing model. The fair value is recognized as stock-based compensation expense, or capitalized in the case of employees or consultants working directly on mine development projects, over the vesting period of the respective options. The fair value attributable to stock options that expire unexercised is credited to contributed surplus. The fair value attributable to unvested stock options that are forfeited is recorded as a reduction to stock compensation expense, or as a reduction to the related asset in the case of an employee or consultant working directly on a mine development project, when the forfeiture occurs.

Restricted stock units are settled in cash and are marked to market based on the underlying stock price at period end. Changes in the related liability are recorded in the statement of operations, or capitalized if related to mine development projects, based on service provided to that date.

Warrants are recorded at their estimated fair value on the date of issue using the Black-Scholes option pricing model.

Employee Future Benefits

The Company is subject to Mexican statutory laws and regulations governing employee termination benefits. Employee future benefits include statutorily mandatory accrued benefits payable to employees in the event of termination in certain circumstances. The accrual of this benefit is estimated at the discounted value of the expected future payments.

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

Recent Canadian Accounting Pronouncements

The Canadian Institute of Chartered Accountants (“CICA”) has issued three new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2008. The Company will adopt the requirements commencing in the quarter ended March 31, 2008 and is considering the impact that these standards will have on the Company’s financial statements.

Capital Disclosures – CICA Handbook Section 1535

This section establishes standards for disclosing information about an entity’s capital and how it is managed. Under this standard, the Company will be required to disclose quantitative and qualitative information about its objectives, policies and processes for managing capital.

Inventories – CICA Handbook Section 3031

This standard provides guidance on the determination of costs and their subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the types of costs that should be included in inventory.

Financial Instruments, Disclosures – CICA Handbook Section 3862

This standard requires entities to disclose quantitative and qualitative information that enable users to evaluate (a) the significance of financial instruments for the Company’s financial performance, and (b) the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. The Company will be required to disclose the measurement basis used, and the criteria used to determine classification of financial instruments.

Effective January 1, 2009 the CICA has issued a new standard which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning January 1, 2009. The Company will adopt the requirements commencing in the quarter ended March 31, 2009 and is considering the impact this will have on the Company’s financial statements.

Goodwill and Intangible Assets – CICA Handbook Section 3064

This section establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses During the Pre-operating Period. As a result of the withdrawal of EIC 27, the Company will not be able to defer costs and revenues incurred prior to commercial production at new mine operations.

3.	Adoption of New Accounting Standards

Effective January 1, 2007, the Company adopted two new accounting standards and related amendments to other standards on financial instruments issued by the CICA.

Financial Instruments – Recognition and Measurement, CICA Handbook Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based methods are used to measure the recorded amounts. It also specifies how financial instrument gains and losses are to be presented.

Effective January 1, 2007, the Company’s cash equivalents have been classified as available-for-sale securities and are recorded on the balance sheet at fair value, which is based on quoted market prices. Changes in the fair value of these securities are reflected in other comprehensive income and included in accumulated other comprehensive income on the balance sheet. These unrealized gains and losses are not reflected in net income until realized.

Comprehensive Income – CICA Handbook Section 1530

This standard requires the presentation of a statement of comprehensive income and its components. Comprehensive income includes both net earnings and other comprehensive income. Other comprehensive income includes unrealized gains and losses on available-for-sale investments, gains and losses on certain derivative instruments, and foreign currency gains and losses related to self-sustaining operations, none of which are included in the calculation of net earnings until realized.

The effect on the Company’s balance sheet as of January 1, 2007 on adoption of these financial instrument standards resulted in a $10,000 increase to accumulated other comprehensive income. As prescribed by these standards, prior periods have not been restated.

4.	Inventory

          Inventory consists of the following:

(000’s)	December 31,

	2007	2006

Ore on leach pad	$10,255	$133
Gold and silver doré	1,281	—
Reagents and supplies	132	—

	$11,668	$133

5.	Mineral Properties, Plant and Equipment

Additions to mineral properties, plant and equipment for the years ended December 31, 2007 and 2006 are summarized as follows:

(000’s) Balance at December 31, 2006	Mineral Properties	Deferred Expenditures	Construction in Progress	Plant and Equipment	Subtotal	Accumulated Depreciation	Net

Cerro San Pedro, Mexico	$23,924	$20,840	$35,213	$1,128	$81,105	$383	$80,722
El Morro, Chile	—	113	—	—	113	—	113
Rio Figueroa, Chile	562	2,115	—	—	2,677	—	2,677
Other Projects, Chile	41	12	—	—	53	—	53
Southwest Alaska, USA	225	886	—	—	1,111	—	1,111
Other	—	—	—	275	275	124	151

Balance at December 31, 2006	24,752	23,966	35,213	1,403	85,334	507	84,827

2007 Additions

Cerro San Pedro, Mexico	573	1,692	13,990	563	16,818	1,969	14,849
Reclassification of Cerro San Pedro balances	—	(22,532)	(49,203)	71,735	—	—	—
El Morro, Chile	—	144	—	—	144	—	144
Rio Figueroa, Chile	436	1,037	—	—	1,473	—	1,473
Other Projects, Chile	14	3	—	—	17	—	17
Southwest Alaska, USA	120	243	—	—	363	—	363
Liberty Bell, USA	28	340	—	—	368	—	368
Other	—	—	—	60	60	67	(7)

2007 Additions	1,171	(19,073)	(35,213)	72,358	19,243	2,036	17,207

Balance at December 31, 2007

Cerro San Pedro, Mexico	24,497	—	—	73,426	97,923	2,352	95,571
El Morro, Chile	—	257	—	—	257	—	257
Rio Figueroa, Chile	998	3,152	—	—	4,150	—	4,150
Other Projects, Chile	55	15	—	—	70	—	70
Alaska Peninsula, USA	345	1,129	—	—	1,474	—	1,474
Liberty Bell, USA	28	340	—	—	368	—	368
Other	—	—	—	335	335	191	144

Balance at December 31, 2007	$25,923	$4,893	—	$73,761	$104,577	$2,543	$102,034

(000’s) Balance at December 31, 2005	Mineral Properties	Deferred Expenditures	Construction in Progress	Plant and Equipment	Subtotal	Accumulated Depreciation	Net

Cerro San Pedro, Mexico	$23,874	$20,060	$9,210	$735	$53,879	$246	$53,633
El Morro, Chile	—	20	—	—	20	—	20
Rio Figueroa, Chile	335	1,521	—	—	1,856	—	1,856
Other Projects, Chile	26	2	—	—	28	—	28
Alaska Peninsula, USA	310	172	—	—	482	—	482
Other	—	—	—	102	102	87	15

Balance at December 31, 2005	24,545	21,775	9,210	837	56,367	333	56,034

2006 Additions

Cerro San Pedro, Mexico	50	780	26,003	393	27,226	137	27,089
El Morro, Chile	—	93	—	—	93	—	93
Rio Figueroa, Chile	227	594	—	—	821	—	821
Other Projects, Chile	15	10	—	—	25	—	25
Southwest Alaska, USA	51	958	—	—	1,009	—	1,009
Other	—	—	—	173	173	37	136

2006 Additions	343	2,435	26,003	566	29,347	174	29,173

2006 Impairment write-down

Southwest Alaska, USA	(136)	(244)	—	—	(380)	—	(380)

Balance at December 31, 2006

Cerro San Pedro, Mexico	23,924	20,840	35,213	1,128	81,105	383	80,722
El Morro, Chile	—	113	—	—	113	—	113
Rio Figueroa, Chile	562	2,115	—	—	2,677	—	2,677
Other Projects, Chile	41	12	—	—	53	—	53
Southwest Alaska, USA	225	886	—	—	1,111	—	1,111
Other	—	—	—	275	275	124	151

Balance at December 31, 2006	$24,752	$23,966	$35,213	$1,403	$85,334	$507	$84,827

The Company reclassified its capitalized exploration and mine development costs relating to the Cerro San Pedro mine to plant and equipment due to commencement of commercial production on May 1, 2007.

a)	Mexico – Cerro San Pedro Mine

The Cerro San Pedro gold and silver mine is located in the State of San Luis Potosí, Mexico and is 100%-owned by the Company’s wholly owned subsidiary, Minera San Xavier, S.A. de C.V. (“MSX”). The mine is an open-pit, heap-leach operation that produces gold and silver doré from run-of-mine ore. Commercial production at the mine commenced on May 1, 2007.

In December 2003, the Company entered into a contract with Washington Group Latin America (“WGLA”) to provide contract mining and related construction services over the pre-production period and estimated mine life of approximately ten years. The contract was terminated in June 2007 (See Note 12).

The mine is subject to a 1.95% royalty on the gross value of metals and minerals contained in production in all MSX mineral concessions presently owned or optioned by the Company.

b)	Chile – El Morro Project

The Company’s activities in Chile are concentrated on precious and base metal exploration targets. The El Morro copper-gold project consists of the La Fortuna and El Morro areas. The Company’s interest in the El Morro area, which is approximately four kilometers from the La Fortuna area, was acquired by staking in 1998.

In September 1999, the Company entered into an exploration agreement with Xstrata Plc (formerly, Falconbridge Limited) that provided for Xstrata to earn a 70% interest in the El Morro copper-gold project by making, among other requirements, minimum exploration and property acquisition expenditures on the project of $10 million and by making a $10 million payment to the Company by September 14, 2005. On August 31, 2005, the Company received the $10 million payment from Xstrata, which resulted in Xstrata earning a 70% interest in the El Morro project and the Company recording $8.3 million of income from property payments:

(000’s)

Xstrata earn-in payment on El Morro project	$10,000
Carrying value of El Morro project at August 31, 2005	1,651

Income from property payment	$8,349

The Company and Xstrata are required to make payments to the former owners of certain mining concessions totaling $0.4 million, in accordance with their respective ownership interests, within two years of commencement of mining on these concessions.

Certain mining concessions at the La Fortuna area are subject to a 2% NSR royalty.

c)	Chile – Rio Figueroa Project

In September 2004, the Company entered into an option agreement with Sociedad Contractual Minera Los Potrillos (“Potrillos”) to acquire a 100% interest in a copper-gold exploration project referred to as the Rio Figueroa project. In order to exercise the option, the Company must make annual option payments over a five-year period beginning September 2004 totaling $3.5 million, of which $1.0 million has been paid to date. The Company was also required to spend a minimum of $1.5 million on qualifying exploration expenditures, which has been met.

Certain mining concessions contained in the Rio Figueroa project property package, which are held under a purchase option agreement with Potrillos, are subject to a 1.5% NSR production royalty. Certain other mining concessions, which are held under an amendment to the option agreement with Potrillos, are subject to a 2% NSR production royalty.

d)	Chile – Other Projects

Other projects consist of copper-gold exploration concessions that the Company acquired by staking and are contiguous to the El Morro project. The Company has incurred property acquisition costs and deferred expenditures on these concessions totaling $0.1 million at December 31, 2007.

e)	USA - Alaska Peninsula

In September 2005, the Company acquired an option to earn up to a 65% interest in the Alaska Peninsula gold and copper project by making qualifying expenditures totaling $4.75 million over a five-year period beginning September 2005. The Company may increase its interest in individual properties to 70% by completing a pre-feasibility study, and it may further increase its interest in individual properties to 80% by completing a feasibility study. The Company has incurred qualifying expenditures totaling approximately $1.7 million as of December 31, 2007.

In February 2007, the Company was notified that a native village corporation, which controls the surface rights over one of the Alaska Peninsula property areas, had decided not to allow mineral exploration activities on its land. As a result, an impairment write-down attributable to this property area totaling $0.4 million was recorded in 2006.

f)	USA – Liberty Bell

On July 9, 2007 the Company entered into an exploration agreement with the right to acquire the Liberty Bell gold project in central Alaska. The agreement provides for the Company to make aggregate advance royalty payments totaling $0.3 million beginning in March 2008, incur exploration expenditures totaling $2.0 million, and deliver a feasibility study by December 31, 2011. If a feasibility study is not delivered by that time, the agreement may be extended up to four more years by incurring additional advance royalty payments totaling $0.9 million and exploration expenditures totaling $5.5 million from 2012 through 2015. Aggregate holding fees of up to $2.5 million, which will be indexed for inflation, are required to be paid from 2021 through 2026 until commencement of commercial production. The owner retains a sliding scale net smelter return royalty of 0.5% to 4.0% from future production, based on the market price of gold. Exploration activities on the Liberty Bell project include a property wide reconnaissance evaluation to confirm previously identified prospective geology and potential for economic gold mineralization, and to update the exploration model for the area. The Company has incurred qualifying expenditures totaling approximately $0.3 million as of December 31, 2007.

6.	Asset Retirement Obligation

The Company’s environmental permit for its Cerro San Pedro mine requires that it reclaim certain land that it disturbs during mine construction and mine operations. The Company has recorded an asset retirement obligation for its Cerro San Pedro mine as follows:

(000’s)	December 31,

	2007	2006

Balance at beginning of year	$611	$343
Additional reclamation provision	1,126	236
Accretion	61	32
Revision in estimated cash flows	(119)	—

Balance at end of year	1,679	611

Less current portion, included in accounts payable and accrued liabilities	(198)	—

Non-current portion	$1,481	$611

The asset retirement obligation is calculated as the net present value of the estimated future cash outflows, which total $2.7 million as of December 31, 2007. The present value of the estimated future cash outflows assumes a long-term inflation rate of 2.5% to 3.0%, and has been discounted using credit-adjusted risk-free rates of 6.5% to 9%. The asset retirement obligation at December 31, 2007 of $1.7 million has been capitalized as mineral properties, plant and equipment, and is being amortized over the estimated economic mine life using the units-of-production method based on estimated recoverable mineral reserves. Accretion of the asset retirement obligation is included in direct production costs in the statement of operations.

The Company has agreed to make reclamation deposits totaling approximately $4.3 million over the estimated mine life; however, negotiations with the relevant governmental agency to determine the periodic funding requirements have not been finalized.

7.	Other Liabilities

Other liabilities include amounts owed under long-term non-interest bearing payment obligations to property owners at the Cerro San Pedro mine over a period of approximately ten years. The Company has recorded the present value of the liability at fair value, using a 7% discount rate. Accretion expense is included in direct production costs in the statement of operations. The fair value of the liability at December 31, 2007 was $0.7 million.

8.	Share Capital

	a)	Authorized

Unlimited number of common and preferred shares without par value.

	b)	Common Shares Issued and Outstanding

Year Ended December 31,	2007		2006		2005

	Shares #	Amount (000’s)	Shares #	Amount (000’s)	Shares #	Amount (000’s)
Outstanding, beginning of year	92,001,263	$133,572	83,301,676	$108,158	82,687,043	$107,662
Shares issued in private placement (Note 8(d))	—	—	7,670,500	23,621	—	—
Exercise of warrants for cash (Note 8(d))	11,900	35	92,500	252	—	—
Fair value of warrants exercised (Note 8(d))	—	4	—	28	—	—
Exercise of stock options for cash (Note 8(c))	755,934	1,397	926,833	1,058	598,833	430
Fair value of stock options exercised (Note 8(c))	—	803	—	428	—	46
Shares issued for retirement plan (Note 10)	4,568	21	9,754	27	15,800	20

Outstanding, end of year	92,773,665	$135,832	92,001,263	$133,572	83,301,676	$108,158

c)	Options

The Company’s stock-based compensation plan provides that the exercise price per share is equal to the closing market price as quoted on the Toronto Stock Exchange on the day preceding the date of grant. Each stock option allows for the purchase of one share and expires not later than five years from the date of grant. Stock options generally vest over a period of up to two years from the date of grant. In 2006, the shareholders approved an amendment to the stock option plan which provides for a maximum of 7.5 million common shares that may be issued after April 19, 2006. As of December 31, 2007, a total of 1,361,767 common shares had been issued subsequent to April 19, 2006.

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2007	2006	2005

Risk-free interest rate (Canada)	3.7% to 4.7%	3.8% to 4.3%	3.2% to 3.7%
Expected dividend yield	0.0%	0.0%	0.0%
Expected price volatility of the Company’s common shares	55% to 67%	60% to 71%	65% to 66%
Expected life of option	3.4 to 3.7 years	3.5 to 3.9 years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s common shares. Changes in the subjective input assumptions can materially affect the fair value estimate.

The following is a summary of options granted under the Company’s stock-based compensation plan:

	Year Ended December 31,			Weighted Average Exercise Price (Canadian Dollars) Year Ended December 31,

	2007	2006	2005	2007	2006	2005

Outstanding, beginning of year	3,066,500	2,555,000	2,535,500	$2.41	$1.49	$1.36
Granted	846,285	1,470,000	880,000	4.98	3.32	1.62
Exercised	(755,934)	(926,833)	(598,833)	2.05	1.30	0.86
Forfeited	(90,000)	(31,667)	(186,667)	3.90	2.97	1.79
Expired	—	—	(75,000)	—	—	2.87

Outstanding, end of year	3,066,851	3,066,500	2,555,000	$3.17	$2.41	$1.49

Exercisable, end of year	2,070,995	1,867,582	1,858,333	$2.66	$2.00	$1.39

The following table summarizes selected information relating to stock options outstanding at December 31, 2007:

Range of Exercise Prices (Canadian Dollars)	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price (Canadian Dollars)

$1.20 to $2.54	1,064,500	1.5 years	$1.64
$3.04	841,733	3.4 years	$3.04
$3.35 to $4.47	373,985	3.8 years	$3.85
$4.95 to $5.10	786,633	4.5 years	$5.04

$1.20 to $5.10	3,066,851	3.1 years	$3.17

The following table summarizes the changes in fair value assigned to stock options for the three years ended December 31, 2007:

(000’s)	Year Ended December 31,

	2007	2006	2005

Balance at beginning of year	$2,474	$1,431	$1,043
Compensation cost recognized	1,777	1,472	573
Exercised	(803)	(428)	(46)
Forfeited	(43)	(1)	(139)

Balance at end of year	$3,405	$2,474	$1,431

d)	Warrants

	Year Ended December 31,

	2007		2006		2005

	Warrants #	Amount (000’s)	Warrants #	Amount (000’s)	Warrants #	Amount (000’s)

Outstanding, beginning of year	23,092,750	$10,364	19,350,000	$5,889	24,399,000	$7,374
Warrants issued in private placement	—	—	3,835,250	4,503	—	—
Exercise of warrants	(11,900)	(4)	(92,500)	(28)	—	—
Expiration of warrants	—	—	—	—	(5,049,000)	(1,485)

Outstanding, end of year	23,080,850	$10,360	23,092,750	$10,364	19,350,000	$5,889

On December 20, 2006, the Company issued 7.7 million units in a private placement at a price of Cdn$4.50 per unit for gross proceeds of Cdn$34.5 million (US$28.1 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$5.50 for a period of three years to December 20, 2009. As of December 31, 2007, a total of 3,835,250 of these warrants were outstanding.

On December 11, 2003, the Company issued 38.7 million units in a public offering at a price of Cdn$2.20 per unit for gross proceeds of Cdn$85.1 million (US$61.3 million, net of issue costs). Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of Cdn$3.10 for a period of five years to December 11, 2008. Warrants to purchase 11,900 and 92,500 shares were exercised in 2007 and 2006, respectively. As of December 31, 2007, a total of 19,245,600 of these warrants were outstanding.

e)	Restricted Stock Units

In November 2005, the directors adopted a restricted stock unit (“RSU”) plan with an effective date of March 1, 2005. The plan provides for the Board of Directors (the “Directors”) to grant RSUs to employees subject to vesting and other conditions as determined by the Directors; however, the vesting period may not exceed three years from the award date, but may be accelerated at the discretion of the Directors. The settlement of RSUs is required to be made in cash and is calculated at the average closing price of the Company’s common shares on the Toronto Stock Exchange for the five trading days preceding the date of settlement. RSU expense is recorded over the three-year vesting period. The following table summarizes RSUs outstanding as of December 31, 2007 and 2006:

Date of Grant	Date of Settlement	Number of RSUs	2007 Carrying Value (000’s)	2006 Carrying Value (000’s)

March 10, 2005	March 10, 2008	120,000	$604	$288
March 9, 2006	March 9, 2009	250,000	813	269
May 24, 2007	May 24, 2010	183,700	199	—
December 13, 2007	December 13, 2010	30,000	3	—

Balance at December 31,			1,619	557
Less current maturities, included in accounts payable and accrued liabilities			(604)	—

Non-current portion			$1,015	$557

9.	Income Taxes

Income tax expense included in the consolidated statement of operations consists of the following:

(000’s)	Year Ended December 31,

	2007	2006	2005

Current	$108	$65	$124
Future	5,276	(7)	24

Income tax expense	$5,384	$58	$148

The difference between the amount of reported consolidated income tax provision and the amount computed by multiplying income (loss) before income taxes by the Company’s combined applicable Canadian federal and provincial tax rate of 36.12% for 2007, 2006 and 2005 is reconciled as follows:

(000’s)	Year Ended December 31,

	2007	2006	2005

Income tax expense (benefit) computed using the applicable tax rate	$(1,168)	$(1,110)	$2,928
Increase (decrease) in valuation allowance	6,823	(570)	(5,023)
Losses incurred in foreign operations without tax benefit	—	2,126	569
Share issuance costs	—	(625)	—
Foreign earnings taxed at other than statutory rate	(1,277)	(425)	(139)
Foreign exchange gains not subject to tax	760	—	—
Non-deductible expenses	332	407	1,154
Other, net	(86)	255	659

Income tax expense	$5,384	$58	$148

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and liabilities at December 31, 2007 and 2006 are as follows:

(000’s)	2007	2006
Current income tax assets:
Canada:
Deferred share issuance costs	$125	$—
Mexico:
Tax loss carryforwards	6,466	—

Total current income tax assets	6,591	—
Less valuation allowance	(2,299)	—

Current income tax assets, net of valuation allowance	4,292	—

Current income tax liabilities:
Mexico:
Other	(50)	—
Other countries:
Other	(48)	—

Total current income tax liabilities	(98)	—

Net current income tax assets	$4,194	$—

Future income tax assets:
Canada:
Tax loss carryforwards	$2,979	$1,241
Deferred share issuance costs	250	866
Mexico:
Tax loss carryforwards	6,163	13,334
Other	675	183
Other countries:
Tax loss carryforwards	2,205	264
Stock-based compensation	826	705
Other	—	137

Total future income tax assets	13,098	16,730
Less valuation allowance	(8,315)	(3,531)

Future income tax assets, net of valuation allowance	4,783	13,199

Future income tax liabilities:
Mexico:
Mineral properties, plant and equipment	14,253	13,199

Net future income tax liabilities	$(9,470)	$—

At December 31, 2007, the Company and its subsidiaries have available tax loss carry forwards in various tax jurisdictions as follows:

	Tax Loss Carryforwards	Expiry Dates

Canada	$8.1 million	2024 through 2027
Chile	$2.6 million	Unlimited
Mexico	$45.1 million	2008 through 2017
United States	$3.5 million	2021 through 2027

On October 1, 2007, Mexico enacted a new tax statute which establishes a parallel tax regime to its regular tax regime called IETU or “FLAT TAX” in which the taxpayer pays the greater of the FLAT TAX or regular tax liability annually. The new statute is effective for tax years beginning on January 1, 2008. Generally the FLAT TAX is based on gross receipts less disbursements including capital assets of the taxpayer at a tax rate of 17.5 percent. A transition rule reduces the FLAT TAX rate to 16.5 percent and 17.0 percent for tax years 2008 and 2009, respectively. As a result of the FLAT TAX, the Company has determined that the future benefit of its Mexican net operating loss carryovers as of December 31, 2007, should be subject to a valuation allowance of $5.2 million.

Management believes that sufficient uncertainty exists regarding the realization of certain future tax assets and that a valuation allowance is required. The change in valuation allowance of $7.1 million in the above schedule includes a currency translation adjustment of $0.3 million to future tax assets in existence as of the beginning of the year. The valuation allowance reflects management’s assessment regarding the future realization of Canadian and foreign future tax assets and estimates of future earnings in these jurisdictions as of December 31, 2007.

10.	Pension Plan

The Company has a qualified defined contribution savings plan that covers all United States based employees. Subject to certain employee eligibility requirements and statutory limitations on employee elective deferrals, the Company matches 50% of the employee’s elective deferral up to a maximum matching contribution of 5% of the employee’s compensation, as defined under the plan. The employee has the option of receiving the matching contribution in common shares of the Company or in cash. Employees vest 100% in the employer matching contribution after three years of service. The Company’s matching contributions were $46,724, $27,672 and $22,053 for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company has an employment services subsidiary in Mexico through which all its Mexico based employees are paid. Pension benefits are provided under a defined benefit plan. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to vesting of their seniority premium benefit.

The Company is also required to provide mandated severance benefits to its employees terminated under certain circumstances. These payments consist of a one-time payment for three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause. The liability associated with the seniority and termination benefits is calculated as the present value of expected future payments. In determining the expected future payments, assumptions regarding employee turnover rates, inflation, wage increases and expected salary levels are required and are subject to annual review and change. The Company expensed $0.1 million in 2007 for service costs relating to this obligation. As at December 31, 2007, the obligation is $0.2 million.

11.	Related Party Transactions

The Company entered into a consulting agreement with a director of the Company to provide technical advisory services with respect to the Cerro San Pedro mine at a rate of $1,000 per day plus out-of-pocket expenses. Effective April 1, 2007, the director’s consulting rate was increased to $1,250 per day. The Company has incurred technical advisory fees pursuant to this agreement totaling $0.2 million during the year ended December 31, 2007.

The Company entered into a consulting agreement with a company controlled by an individual, who is a director of the Company, to provide management services with respect to the Cerro San Pedro mine. The agreement provided for consulting fees of $6,250 per month. Effective April 1, 2007, the director’s consulting rate was increased to $7,188 per month. The Company has incurred consulting fees pursuant to this agreement totaling $0.1 million during the year ended December 31, 2007.

12.	Contingencies

In June, 2007, the Company terminated its mining contract with WGLA at its Cerro San Pedro mine. WGLA maintains that it was not paid for all amounts owed under the agreement, including early contract termination fees, and has filed an arbitration claim against the Company for $16.8 million plus value added taxes. The Company has filed a counterclaim against WGLA for $2.5 million. The arbitration proceedings are scheduled to take place in Denver, Colorado in November 2008; however, the outcome of the arbitration proceedings cannot be determined at the present time.

The Company has been notified of various lawsuits and legal actions that have been filed by a group of project opponents (“Project Opponents”) against governmental agencies. The Project Opponents seek to nullify various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro mine. Various lawsuits and legal actions have been filed by members of this group over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies. In the event of an adverse ruling from any of the unresolved lawsuits, the Company’s operations may be negatively impacted.

13.	Commitments

The Company leases certain land rights, facilities and equipment under long-term operating lease agreements. As of December 31, 2007, lease commitments for the next five years and thereafter are as follows:

(000’s)

2008	8,611
2009	8,643
2010	8,651
2011	183
2012	134
Thereafter	896

Lease commitments include a three-year mine equipment rental contract at its Cerro San Pedro mine expiring on December 31, 2010. The contract provides for minimum monthly payments of $0.7 million with annual increases for inflation. If the contract is terminated prior to December 31, 2010, the Company will be required to pay early termination fees from $0.5 million to $2.0 million depending on the date of termination.

The Company’s Land Use License with the State of San Luis Potosí requires that it structurally stabilize a church in the village of Cerro de San Pedro. The Company has deposited $0.2 million in a bank trust account controlled by the Company which will be applied to the cost of the church stabilization project. The Company is awaiting approval for a stabilization plan from the regulatory authorities.

14.	Supplementary Cash Flow Information

Cash flows from changes in non-cash working capital and other assets are summarized as follows:

(000’s)	2007	2006	2005
Value added tax and other receivables	$(991)	$(1,986)	$(337)
Inventory	(10,907)	(133)	—
Deposits and prepaid expenses	(1,213)	(35)	7
Other assets	(78)	13	(6)
Accounts payable and accrued liabilities	3,675	879	85

	$(9,514)	$(1,262)	$(251)

15.	Segment Information

The Company operates in one business segment being the exploration, development and extraction of precious and base metals in geographic segments principally in Mexico, Chile, and the United States. The Mexico segment consists of the Cerro San Pedro mine, which commenced commercial production on May 1, 2007. The Chile segment includes exploration activities on the El Morro, Rio Figueroa and other projects. The United States segment includes exploration activities on the Alaska Peninsula and Liberty Bell projects, and operations from the Company’s corporate office. Capital expenditures by industry segment are presented in Note 5. A summary of capital assets and revenues by industry segment are as follows:

(000’s)	2007

	Mexico	Chile	United States	Total
Property, plant and equipment
Producing	$95,571	$—	$—	$95,571
Non-producing	—	4,477	1,986	6,463

	$95,571	$4,477	$1,986	$102,034

Gold revenues	$17,842	$—	$—	$17,842
Silver revenues	5,021	—	—	5,021

Segment revenues	$22,863	$—	$—	$22,863

Segment net loss	$(5,456)	$(408)	$(2,757)	$(8,621)

(000’s)	2006

	Mexico	Chile	United States	Total
Property, plant and equipment
Producing	$—	$—	$—	$—
Non-producing	80,722	2,843	1,262	84,827

	$80,722	$2,843	$1,262	$84,827

Segment revenues	$—	$—	$—	$—
Segment net loss	$(56)	$(307)	$(2,767)	$(3,130)

(000’s)	2005

	Mexico	Chile	United States	Total
Segment revenues	$—	$—	$—	$—
Segment net income (loss)	$(75)	$8,316	$(282)	$7,959

16.	Reconciliation to United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. Significant measurement differences that materially affect these consolidated financial statements are as follows:

•

As described in Note 2, Canadian GAAP allows for the deferral of exploration expenditures. Under United States GAAP, the Company expenses, as incurred, costs relating to the exploration and development of mineral properties. When proven and probable reserves are determined for a property and a feasibility study has been prepared, all subsequent exploration and development costs on the property are capitalized. The Company’s mineral reserves have been prepared in accordance with Canadian Securities Administrators National Instrument 43-101, “Standards of Disclosure for Mineral Projects”. The Company has determined that these reserves also meet the definition for proven and probable reserves under the United States Securities and Exchange Commission Industry Guide 7. The only property for which the Company has proven and probable reserves is its Cerro San Pedro mine. Mineral properties, plant and equipment under United States GAAP at December 31, 2007 and 2006 include property acquisition, mine construction and other project costs relating to the Cerro San Pedro property. Capitalized expenditures for this property do not include any exploration or development costs incurred prior to determination of proven and probable reserves, and the feasibility study. The Company reviews and evaluates the estimated cash flows from this property periodically to assess whether carrying value has been impaired in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 144, “Accounting for the Impairment of Long-Lived Assets”. Although the Company has incurred delays with the construction schedule and additional costs due to various permitting and project access issues, the impact of the additional costs has been more than offset by the anticipated additional revenues arising from gold and silver price appreciation. At December 31, 2007, the Company has concluded that the carrying value of this property is not impaired.

•

The Company’s mine processing facilities were tested and determined to be operational and ready for use on April 30, 2007. Operations began on May 1, 2007 and all revenues and operating costs incurred subsequent to that date have been recorded in the statement of operations for both United States and Canadian GAAP.

•

On January 1, 2006, the Company adopted FAS No. 123R, “Share-Based Payment” for all employee stock-based awards granted, modified or settled after the effective date using the fair value measurement method. Compensation cost is recognized over the period during which an employee is required to provide service in order to earn the award. Under Canadian GAAP, the Company accounts for forfeitures only as they occur. FAS No. 123R was adopted using the modified prospective method without restatement of prior periods. As the Company had previously applied the fair value method of accounting for stock-based compensation under Canadian GAAP since January 1, 2004, the adoption of FAS 123R did not result in any significant differences between Canadian and United States GAAP with respect to stock-based compensation expense in 2006. Prior to January 1, 2006, the Company accounted for stock-based compensation arrangements under United States GAAP using the intrinsic value method prescribed under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. This standard did not require the Company to recognize compensation expense since stock option awards to employees were granted at exercise prices equal to, or greater than, the quoted market price on the date of grant. The Company is required to estimate forfeitures at the date of grant under United States GAAP, whereas Canadian GAAP requires that forfeitures are accounted for when they occur. There were no material United States and Canadian GAAP differences attributable to forfeitures.

•

The Company has warrants to purchase common shares that are denominated in Canadian dollars, which results in the Company having warrants outstanding that are denominated outside its U.S. dollar functional currency. The U.S. Securities and Exchange Commission and Financial Accounting Standards Board (“FASB”) have issued recent interpretations for U.S. GAAP that suggest warrants with exercise prices denominated in a currency other than the entity’s functional currency cannot be classified as equity. As a result, these instruments would be treated as derivatives and recorded as liabilities which are carried at fair value with changes in the fair value recorded in the statement of operations. In August 2007, the Emerging Issues Task Force (“EITF”) issued EITF no. 07-5, Issue Summary No. 1 “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock.” The Issue Summary discusses the merits of various accounting treatments related to this issue but does not provide any definitive guidance. The EITF considers Issue 07-5 an open issue subject to discussion at future meetings.

Had the Company followed United States GAAP, certain items in the statements of operations and deficit, balance sheets and statements of cash flows would have been reported as follows:

Statements of Operations and Deficit (000’s)	Year Ended December 31,

	2007	2006	2005

Net income (loss) under Canadian GAAP	$(8,621)	$(3,130)	$7,959
Exploration expenditures expensed	(2,362)	(1,952)	(1,900)
Depreciation and amortization	111	—	—
Write-down of mineral properties, plant and equipment	—	380	2
Accretion of asset retirement obligation	(18)	(32)	(19)
Income from property payments	—	—	1,051
Stock-based compensation expense	—	—	341

Net income (loss) before income taxes under U.S. GAAP	(10,890)	(4,734)	7,434
Income tax provision	2,347	—	—

Net income (loss) under U.S. GAAP	$(8,543)	$(4,734)	$7,434

Basic net income (loss) per share under U.S. GAAP	$(0.09)	$(0.06)	$0.09

Diluted net income (loss) per share under U.S. GAAP	$(0.09)	$(0.06)	$0.09

Balance Sheets (000’s)	December 31,

	2007		2006

	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Inventory	$11,668	$11,614	$133	$133

Mineral properties, plant and equipment	$102,034	$87,659	$84,827	$72,666

Future income tax liabilities	$9,470	$7,123	$—	$—

Shareholders’ equity	$120,538	$108,456	$125,996	$113,834

Statements of Cash Flows (000’s)	Year Ended December 31,

	2007	2006	2005

Cash flows provided from (used for) operating activities, Canadian GAAP	$(8,806)	$(2,366)	$8,166
Mineral properties, plant and equipment	(2,362)	(1,952)	(849)

Cash flows provided from (used for) operating activities, U.S. GAAP	$(11,168)	$(4,318)	$7,317

Cash flows used for investing activities, Canadian GAAP	$(20,271)	$(24,975)	$(7,543)
Mineral properties, plant and equipment	2,362	1,952	849

Cash flows used for investing activities, U.S. GAAP	$(17,909)	$(23,023)	$(6,694)

Recent U.S. Accounting Pronouncements

In February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of SFAS 159 are effective for the Company’s fiscal year ending December 31, 2008. The Company is currently evaluating the impact that the adoption of this statement will have on the Company’s consolidated financial position, results of operations and disclosures.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), effective for fiscal periods beginning after November 15, 2007. SFAS 157 defined fair value, established a framework for measuring fair value in U.S. GAAP, and expanded disclosures about fair value measurements. In December 2007, the FASB issued SFAS No. 157-b, which provided for a one-year deferral of the implementation of SFAS 157 for non-financial assets and liabilities. However, SFAS 157 is still required to be adopted effective January 1, 2008 for financial assets and liabilities that are carried at fair value. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial position, results of operations and disclosures.

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position, if that tax position is more likely than not of being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification of interest and penalties, accounting in interim periods and disclosure. The provisions of FIN 48 were effective beginning January 1, 2007. The adoption of FIN 48 did not have a material effect on the Company’s financial position, results of operations or cash flows.

17.	Subsequent Events

On January 23, 2008, the Company entered into a 50-year Mining Lease Agreement (the “Agreement”) with the owners of certain Alaskan mining concessions located within the Company’s Liberty Bell project area of interest. The Agreement provides for an initial payment of $30,000, which was paid in January 2008, a minimum work commitment of $25,000 per year through December 31, 2012, and minimum royalty payments as follows:

Payment
Amount	Due Date

$ 25,000	September 1, 2008
$ 50,000	January 1, 2009
$ 25,000	September 1, 2009
$ 50,000	September 1, 2010
$150,000	September 1, 2011
$200,000	September 1, 2012
$200,000	September 1, 2013
$250,000	September 1, 2014
$250,000	September 1, 2015
$300,000	September 1, 2016
$100,000	September 1, 2017
and each year
thereafter
through the end
of the lease term

In the event that the Company delivers a feasibility study on the property prior to September 1, 2017, the minimum annual royalty payment for all subsequent periods through the end of the lease term will be $100,000 per year.

The owners retained a sliding scale net smelter return (“NSR”) royalty from all minerals produced and sold from the claims that ranges from 0.5% at gold prices of $300 or less, to 5.0% at gold prices of $1,000 or more. Minimum royalty payments are applied to reduce future amounts owed under the NSR royalty. The Company has an option to convert the sliding scale NSR royalty to a fixed 4% NSR royalty for a payment of $1.0 million within two years of commencement of commercial production.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

METALLICA RESOURCES INC.
(Registrant)

Date: March 28, 2008	By: /s/ Bradley J. Blacketor
Name: Bradley J. Blacketor
Title: Vice President, Chief Financial Officer and Secretary

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

*
4.7	Agreement between Glamis de Mexico, S.A. de C.V., et. al. and Minera San Xavier, S.A. de C.V., et. al. dated March 24, 2004 to acquire Glamis’ royalty interest in the Cerro San Pedro project	*
4.8	Lease between Ejido Cerro de San Pedro and Minera San Xavier, S.A. de C.V.	*
4.9	Mining Option to Purchase Contract between Sociedad Contractual Minera Los Potrillos and Metallica Resources Inc. dated September 2, 2004	*
4.10	Sale and Purchase and Assignment of rights in Net Smelter Return Royalty and Contractual position between Noranda Chile Limitada and Metallica (Barbados) Inc. dated December 15, 2004	*
4.11	Employment Agreement between Richard J. Hall and Metallica Resources Inc. and Metallica Management Inc. dated March 1, 2005	*
4.12	Employment Agreement between Bradley J. Blacketor and Metallica Resources Inc. and Metallica Management Inc. dated March 1, 2005	*
4.13	Consulting Agreement between Fred H. Lightner and Metallica Resources Inc. dated December 1, 2004	*

Description of Document
4.14	Services Agreement between Oliver Lennox-King and Metallica Resources Inc. dated June 11, 2004	*
4.15	Professional Services Contract between Firex and Minera San Xavier, S.A. de C.V. dated October 25, 2004	*
4.16	Amendment Agreement to the Professional Services Contract between Firex and Minera San Xavier, S.A. de C.V. dated April 15, 2005	*
4.17	Standby Agreement between Washington Group Latin America, Inc. and Minera San Xavier, S.A. de C.V. dated March 29, 2005	*
4.18	First Amendment to Mining Contract between Washington Group Latin America, Inc. and Minera San Xavier, S.A. de C.V. dated April 5, 2005	*
4.19	Consulting Agreement between Robert Martinez and Metallica Management Inc. dated May 1, 2005	*
4.20	Option Agreement between Full Metal Minerals Ltd. and Metallica Management Inc. dated September 2, 2005	*
4.21	Limited Notice to Proceed between Washington Group Latin America, Inc. and Minera San Xavier, S.A. de C.V. dated November 15, 2005	*
4.22	Consulting Agreement between Robert Martinez and Metallica Management Inc. dated February 1, 2006	*
4.23	Letter Agreement re: Standby Term between Washington Group Latin America and Minera San Xavier, S.A. de C.V. dated May 12, 2004	*
4.24	Professional Services Contract between Minera San Xavier, S.A. de C.V. and Caframi dated May 14, 2005	*
4.25	Employment Agreement between Troy J. Fierro and Metallica Resources Inc. and Metallica Management Inc. dated April 1, 2006	*
4.26	Employment Agreement between Mark A. Petersen and Metallica Resources Inc. and Metallica Management Inc. dated April 13, 2007
4.27	Lease agreement between DESARROLLADORA DE PROYECTOS HIDROELÉCTRICOS, S.A. DE C.V and Minera San Xavier, S.A. de C.V. dated January 1, 2008
4.28	Professional Services Contract between Firex and Minera San Xavier, S.A. de C.V. dated April 1, 2007
4.29	Exploration Agreement with Property Acquisition Right between Boot Hill Gold and Metallica Resources Alaska Inc. dated July 9, 2007
4.30	Mining Lease Agreement between Timothy Ruppert and Patricia Ruppert, and Metallica Resources Alaska Inc. dated January 23, 2008
8	Subsidiaries of the Company

Description of Document
12.1	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
15.2	Consent of WLR Consulting, Inc.
15.3	Consent of William L. Rose, P.E.
15.4	Consent of Mark A. Petersen
15.5	Consent of Raúl R. Roco
15.6	Consent of Golder Associates

* Previously filed.